[redacted]

08001870

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-62227
Email: trudy_curran@cos-trust.com

April 11, 2008

VIA COURIER

SEC Mail Processing Section
APR 15 2008
Washington, DC
101

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

PROCESSED
APR 21 2008
THOMSON FINANCIAL

SUPPL

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated February 5, 2008 regarding Canadian Oil Sands announcing crude oil production from the Syncrude facility resumes;
2. Letter of Confirmation from Computershare dated February 12, 2008 regarding fourth quarter interim report;
3. Notice of Meeting dated April 2, 2008;
4. Press Release dated February 29, 2008 regarding Canadian Oil Sands provides tax information for 2007 distribution;
5. Form 51-101F3 Report of Management and Directors on Oil and Gas Disclosure dated March 7, 2008;
6. Form 51-101F2 Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor dated February 25, 2008;
7. Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information of Canadian Oil Sands Trust dated March 7, 2008;
8. Press Release dated March 10, 2008 regarding Canadian Oil Sands files Syncrude reserves and resources;
9. Press Release dated March 17, 2008 regarding Syncrude production update for quarter and year;
10. Material document regarding Syncrude Project, Alberta Crown Agreement dated February 4, 1975;
11. Material document regarding Amendment to Alberta Crown Agreement (Amendment No. 7: Purchase of Utilities Plant) dated January 1, 2001;
12. Material document regarding Amendment to Alberta Crown Agreement (Amendment No. 6: Transition Terms & Post Transition Terms) dated January 1, 1997;
13. Material document regarding Amendment to Alberta Crown Agreement (Amendment Agreement No. 5: "Syncrude Off-Lease Substance Processing Extension") dated November 29, 1995;
14. Material document regarding Amendment to Alberta Crown Agreement (Amendment No. 4: Syncrude Off-Lease Substance Processing") dated August 1, 1991;

dlo 4/17

15. Material document regarding Amendment to Alberta Crown Agreement dated January 1, 1986;
16. Material document regarding Amendment to Alberta Crown Agreement dated November 25, 1987;
17. Material document regarding Amendment to Alberta Crown Agreement dated January 1, 1983;
18. Canadian Oil Sands' Annual Report 2007;
19. Canadian Oil Sands Trust Selected Financial Results of Consolidated Canadian Oil Sands Limited for the periods ending December 31, 2007;
20. Canadian Oil Sands Trust Management's Report;
21. Canadian Oil Sands Management's Discussion and Analysis for 2007;
22. Canadian Oil Sands Trust Annual Information Form for the year ended December 31, 2007 dated March 15, 2008;
23. Form 52-109F1 – Certification of Annual Filings by the Chief Financial Officer dated March 27, 2008;
24. Form 52-109F1 – Certification of Annual Filings by the President and Chief Executive Officer;
25. Notice of Annual and Special Meeting dated March 10,2008;
26. Notice of Meeting and Management Proxy Circular dated March 10, 2008;
27. Form of Proxy
28. Material document regarding Supplemental Indenture dated as of December 20, 2002;
29. Material document regarding the Bank of New York to Trustee Indenture dated as of August 9, 2004;
30. Material document regarding Athabasca Oil Sands Investments Inc. to the Bank of New York Trustee Indenture dated April 1, 1997;
31. Material document regarding Cdn $800,000,000 Credit Facility;
32. Material document regarding Cdn $40,000,000 Credit Facility;
33. Material document regarding The Bank of New York Indenture dated as of August 24, 2001;
34. Press Release dated March 28, 2008 regarding Canadian Oil Sands Trust files its year end continuous disclosure documents;
35. Material document regarding Syncrude Project Ownership and Management Agreement ("O & M Agreement") dated February 4, 1975;
36. Material document regarding Amendment to O & M Agreement (Amendment No. 3: Acquisition of Utilities Plant) dated January 1, 2001;
37. Material document regarding Amendment to O & M Agreement (Amendment No. 2: Lease Acquisition dated September 16, 1994; and
38. Material document dated March 10, 1982.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude production resumes

Calgary, AB., Feb. 5, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands") today announced crude oil production from the Syncrude facility has resumed at rates of approximately 180,000 barrels per day (66,000 barrels per day net to the Trust). Most of the units that were affected by the January 29th operational incident have returned to operation and Syncrude is working on bringing the remaining units back up. On January 29, 2008, Canadian Oil Sands announced that operation of several units at the Syncrude facility was disrupted following instrument freeze-ups as a result of extremely cold weather conditions. Canadian Oil Sands plans to provide further updates as more information becomes available.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.4 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the continued work towards bringing remaining units into operation. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the difficulties of operating a complex, integrated facility, especially in extremely cold temperatures and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a

result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Computershare

LETTER OF CONFIRMATION

530 - 8th Avenue SW Suite 600
Calgary Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

February 12, 2008

Canadian Oil Sands Trust
Suite 2500, First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Trudy Curran

Dear Sir(s):

RE: Canadian Oil Sands Trust (the "Trust")

We confirm that the following materials were sent by prepaid mail on February 11, 2008 to the registered holders of Trust Units who requested the quarterly report. Additionally the required printed materials were delivered to Broadridge Canada to fulfill the supplemental list which they maintain. Materials were also delivered to those individuals whose names appeared on the Trust's investor relations list.

1. Fourth Quarter Interim Report

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as trustee for the subject Trust.

Yours truly,

Trisha Glassford
Assistant Trust Officer – Corporate Trust
Tel: 403-267-6569
Fax: 403-267-6598
Email: trisha.glassford@computershare.com

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 13/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN OIL SANDS TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	10/03/2008
Record Date for Voting (if applicable) :	10/03/2008
Meeting Date :	28/04/2008
Meeting Location (if available) :	Calgary

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	13642L100	CA13642L1004

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for CANADIAN OIL SANDS TRUST

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides tax information for 2007 distributions

Calgary, February 29, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today reported the tax information for the cash distributions declared and paid in 2007 to Unitholders resident in Canada and the United States ("U.S.").

The following information is provided for general information only and should not be considered tax or legal advice to any particular existing or potential holder of Trust units. Unitholders are strongly encouraged to consult their tax advisors with respect to their particular circumstances.

Tax information for Unitholders resident in Canada
The following information is based on the Trust's understanding of the *Income Tax Act* (Canada) and regulations thereunder.

No amounts are required to be reported for tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans ("Deferred Plans"). For cash distributions received by a Canadian resident individual outside of a Deferred Plan, about 99 per cent of the payments are taxable as income. The remaining one per cent is a tax-deferred "return of capital", which should be deducted from the adjusted cost base of a holder's units in the Trust.

The following table outlines the breakdown of cash distributions per Unit paid by the Trust with respect to record dates for the year ended December 31, 2007.

Record Date	Payment Date	Cdn$ Total Cash Distribution Per Unit	Cdn$ Taxable Amount Per Unit **(99.16 per cent)**	Cdn$ Tax Deferred Amount Per Unit **(0.84 per cent)**
Nov. 16, 2007	Nov. 30, 2007	0.55	0.54538	0.00462
Aug. 7, 2007	Aug. 31, 2007	0.40	0.39664	0.00336
May 8, 2007	May 31, 2007	0.40	0.39664	0.00336
Feb. 8, 2007	Feb. 28, 2007	0.30	0.29748	0.00252
Total		**1.65**	**1.63614**	**0.01386**

T3 Statement of Trust Income Allocations and Designations forms are expected to be mailed to the Trust's Unitholders on or before March 31, 2007 by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

Tax information for Unitholders resident in the U.S.

Canadian Oil Sands believes that the distributions paid in the 2007 calendar year are considered foreign-source dividend income under U.S. federal income tax principles. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends" eligible for taxation at reduced rates under U.S. federal income tax legislation; however, Canadian Oil Sands has not received an IRS letter ruling or tax opinion from its tax advisors on these matters, and the individual taxpayer's situation must be considered before making this determination.

Generally, distributions payable to non-residents of Canada are normally subject to a withholding tax of 25 per cent as prescribed by the *Income Tax Act* (Canada); however, the withholding tax for residents of the U.S. is prescribed at 15 per cent in accordance with a reciprocal tax treaty between Canada and the U.S.. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Other jurisdictions may also have reciprocal tax treaties that would reduce the withholding tax rate.

A Canadian NR4 (non-resident) supplemental form detailing the Canadian tax withheld and remitted to the Canadian government will be mailed to the Trust's non-resident Unitholders by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

The following table provides the breakdown of the amount of cash distribution, prior to the Canadian withholding tax, paid by the Trust in 2007.

Record Date	Payment Date	Cdn$ Distribution Per Unit	Cdn$/US$ Currency Exchange Rate on Payment Date	US$ Equivalent Distribution Per Unit	**Per cent** of Distribution Taxable	**Per cent** of Distribution Return of Capital/ Capital Gain
Nov. 16, 2007	Nov. 30, 2007	0.55	0.9992	0.5496	94.63	5.37
Aug. 7, 2007	Aug. 31, 2007	0.40	0.9466	0.3786	94.63	5.37
May 8, 2007	May 31, 2007	0.40	0.9347	0.3739	94.63	5.37
Feb. 8, 2007	Feb. 28, 2007	0.30	0.8547	0.2564	94.63	5.37
Total		**1.65**			**94.63**	**5.37**

It is possible that the U.S. dollar amount was different for non-registered, or beneficial Unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

For more information
For any questions regarding the supplemental tax forms, please contact your financial institution if your units are held in non-registered form. If your units are held in registered form, contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253. For all other inquiries, please contact the Trust.

Further information on distributions paid by the Trust, including a tax summary of distributions paid since inception, is available on the Trust's Web site at www.cos-trust.com under investor information, distributions.

Canadian Oil Sands Trust provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a high-quality, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.4 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

FORM 51-101F3
REPORT OF
MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

1. Terms to which a meaning is ascribed in *NI 51-101* have the same meaning in this form. This report is also made in accordance with the terms of an order dated March 12, 2004 issued under the Mutual Reliance Review System.

2. Management of Canadian Oil Sands Limited ("COSL"), as manager of Canadian Oil Sands Trust (the "Trust") is responsible for the preparation and disclosure of information with respect to the oil and gas activities in accordance with securities regulatory requirements of the Trust and of COSL. This information includes reserves data, which consist of the following:

   (a) estimates of the proved and proved plus probable reserves estimated as at December 31, 2007; and

   (b) the related estimated future net revenues as of December 31, 2007 estimated using forecast prices and costs.

   An independent qualified reserves evaluator reviewed and evaluated the Trust's reserves data. The report of the independent qualified reserves evaluator as presented will be filed with securities regulatory authorities concurrently with this report.

   The Reserves, Marketing Operations and Environmental, Health and Safety Committee (the "Reserves Committee") of the Board of Directors of COSL has:

   (a) reviewed the procedures for providing information to the independent qualified reserves evaluator;

   (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation on the reserves; and

   (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

   The Reserves Committee of the Board of Directors has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with the management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

   (a) the content and filing with securities regulatory authorities of the Form 51-101F1 containing the reserves data and other oil and gas information;

   (b) the filing of Form 51-101F2, which is the report of the independent qualified reserves evaluator on the reserves data; and

   (c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, the variations should be consistent with the fact that the reserves are categorized according to the probability of their recovery.

CANADIAN OIL SANDS LIMITED, on its own behalf and as Manager of **CANADIAN OIL SANDS TRUST**

Signed "Marcel R. Coutu"
Marcel R. Coutu
President and Chief Executive Officer

Signed "Allen R. Hagerman"
Allen R. Hagerman
Executive Vice President

Signed "Wayne M. Newhouse"
Wayne M. Newhouse
Director

Signed "Wesley R. Twiss"
Wesley R. Twiss
Director

March 7, 2008

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Canadian Oil Sands Limited (the "Company"):

1. We have prepared an evaluation of the subsidiary interests of Canadian Oil Sands Trust (the "Trust") reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $MM)			
			Audited	Evaluated	Reviewed	**Total**
GLJ Petroleum Consultants	February 8, 2008	Canada	-	$16,973	-	**$16,973**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 25, 2008

James H. Willmon, P. Eng.
Vice-President

FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION OF CANADIAN OIL SANDS TRUST

PART 1 RELEVANT DATES

The date of the report by GLJ Petroleum Consultants Ltd. ("GLJ") is February 25, 2008 and the preparation date in that report is February 8, 2008. As of the preparation date, Canadian Oil Sands Trust (the "Trust") and its independent reserves evaluator, GLJ, are not aware of any new information (other than commodity pricing assumptions which may differ from those used in this analysis) which could materially impact this evaluation.

The effective date of the reserves estimates and revenue projection in this report is December 31, 2007.

Estimates of reserves and projections of production were generally prepared using data to February 8, 2008. Canadian Oil Sands Limited (the "Corporation") on behalf of the Trust and its subsidiaries (collectively, "Canadian Oil Sands") have provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

PART 2 DISCLOSURE OF RESERVES *DATA*

In 2003, Canadian Securities Administrators implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities. Further amendments to these standards were implemented on December 31, 2007. National Instrument 51-101 ("NI 51-101") establishes a regime of continuous disclosure for oil and gas companies and includes specific reporting requirements. The Corporation on behalf of Canadian Oil Sands applied for and received an order from the various securities commissions in Canada allowing the Trust to report, on a consolidated basis, the reserves of the Trust's subsidiaries with such reporting being made only at the Trust level and to footnote the per cent of interest that the Corporation holds of such aggregate amount.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserves evaluations and reporting the results thereof. Canadian securities regulators require reporting issuers to comply with the COGEH, as amended from time to time.

To assist you in understanding the terminology required by NI 51-101, we are providing the following definitions:

> **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".
>
> **Proved plus Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty

level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Based on an independent engineering evaluation conducted by GLJ effective December 31, 2007 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. All reserve information in this section is based on Canadian Oil Sands' working interest of 36.74 per cent in the Syncrude Joint Venture as at December 31, 2007. Proved developed producing reserves represent 55 per cent of proved plus probable reserves. Proved non-producing reserves have not been assigned. Canadian Oil Sands currently produces only one product type, namely synthetic crude oil ("SCO").

Our crude oil reserves quantities and future net revenues were determined by GLJ utilizing GLJ's price forecast as of December 31, 2007. In addition, future net revenues using constant prices and costs as prepared by GLJ are also disclosed. The reserves estimates were constrained to areas where Syncrude currently has approvals to mine. The future net revenues shown below are based on the current Alberta oil sands royalty regulations and are prior to provision for currency hedging, interest, debt service charges, general and administrative costs, insurance and mine reclamation costs. It should not be assumed that the discounted future net revenues estimated represent the fair market value of the reserves.

The reserves quantities and future net revenues set out herein are dependent upon a number of assumptions and estimates. They are also subject to risks and uncertainties regarding crude oil prices, including the realized selling price that Canadian Oil Sands receives relative to Edmonton par, the impact of proposed Crown royalty changes, any impact of announced or potential environmental legislation or sanctions that may be imposed and various other factors outlined herein and in the annual disclosure documents of the Trust as well as the impact that the timing and costs of developing Aurora South may have. We would refer you to the discussion under the heading Risk Factors for the full discussion of these risks and uncertainties which is contained in the Trust's relevant annual information form. In addition, the evaluation does not consider the potential impact of Syncrude's research efforts and new technology developments.

Item 2.1: Reserves Data (Forecast Prices and Costs)

Summary of Reserves as at December 31, 2007

Forecast Prices and Costs (1) (2) (3)

Reserves Category	Synthetic Crude Oil Reserves Gross million bbls	Synthetic Crude Oil Reserves Net million bbls	Before Income Taxes Future Net Revenue Discounted ($ millions)(4) 0%	5%	10%	15%	20%
Proved Developed Producing	986	857	35,685	19,837	12,973	9,516	7,539
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	857	35,685	19,837	12,973	9,516	7,539
Probable	812	703	37,697	11,126	4,000	1,716	850
Total Proved Plus Probable	1,798	1,560	73,382	30,963	16,973	11,232	8,389

Reserves Category	Synthetic Crude Oil Reserves Gross million bbls	Synthetic Crude Oil Reserves Net million bbls	After Income Taxes Future Net Revenue Discounted ($ millions) 0%	5%	10%	15%	20%
Proved Developed Producing	986	857	28,317	16,171	10,873	8,179	6,622
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	857	28,317	16,171	10,873	8,179	6,622
Probable	812	703	28,158	8,227	2,916	1,225	589
Total Proved Plus Probable	1,798	1,560	56,475	24,398	13,789	9,404	7,211

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta (see Forecast Prices used in Estimates).

(4) The before income tax future net revenue discounted at 10 per cent on a $/bbl (net) basis for each category is as follows:

	$/bbl
Proved developed producing	$15.13
Proved developed non producing	$ -
Total proved	$15.13
Probable	$ 5.70
Total proved plus probable	$10.88

Total Future Net Revenue (Undiscounted Forecast Prices and Costs)[1] [2]

($ Millions)

Reserves Category	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenues Before Income Taxes	Income Tax	Future Net Revenues After Income Taxes
Proved Developed Producing	90,525	11,895	31,250	11,695	-	35,685	7,369	28,317
Proved Developed Nonproducing	-	-	-	-		-	-	-
Total Proved	90,525	11,895	31,250	11,695	-	35,685	7,369	28,317
Total Probable	92,672	12,566	33,091	9,318		37,697	9,538	28,158
Total Proved Plus Probable	183,197	24,461	64,341	21,013	-	73,382	16,907	56,475

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $743 million and for proved plus probable reserves at $988 million.

Item 2.2: Supplemental Disclosure of Reserves Data (Constant Prices and Costs)

Constant Prices and Costs[1] [2] [3]

	Reserves		Before Income Taxes Future Net Revenue Discounted ($ millions)[4]				
Reserves Category	Gross million bbls	Net million bbls	0%	5%	10%	15%	20%
Proved Developed Producing	986	822	45,456	26,173	17,392	12,775	10,049
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	822	45,456	26,173	17,392	12,775	10,049
Probable	812	671	38,978	12,287	4,761	2,209	1,185
Total Proved Plus Probable	1,798	1,493	84,434	38,460	22,153	14,984	11,234

	Synthetic Crude Oil Reserves		After Income Taxes Future Net Revenue Discounted ($ millions)				
Reserves Category	Gross million bbls	Net million bbls	0%	5%	10%	15%	20%
Proved Developed Producing	986	822	35,953	21,196	14,430	10,841	8,702
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	986	822	35,953	21,196	14,430	10,841	8,702
Probable	812	671	29,203	9,156	3,523	1,621	860
Total Proved Plus Probable	1,798	1,493	65,156	30,352	17,953	12,462	9,562

Notes:

(1) Canadian Oil Sands Limited constitutes 100 per cent of the total reserves shown.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel and a synthetic crude oil price at the Syncrude plant gate of $92.39 per barrel.

(4) The before income tax future net revenue discounted at 10 per cent on a $/bbl (net) basis for each category is as follows:

$/bbl	
Proved developed producing	$21.17
Proved developed non producing	$ -
Total proved	$21.17
Probable	$ 7.09
Total proved plus probable	$14.84

Total Future Net Revenue (Undiscounted Constant Prices and Costs)[(1) (2) (3)]

($ Millions)

Reserves Category	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Tax	Future Net Revenue After Income Taxes
Proved Developed Producing	91,072	15,152	22,008	8,457	-	45,456	9,503	35,953
Proved Developed Nonproducing	-	-	-	-	-	-	-	-
Total Proved	91,072	15,152	22,008	8,457	-	45,456	9,503	35,953
Total Probable	75,016	12,993	17,850	5,194	-	38,978	9,775	29,203
Total Proved Plus Probable	166,088	28,145	39,858	13,651	-	84,434	19,278	65,156

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $743 million, and for proved plus probable reserves at $988 million.

(3) Based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel and a synthetic crude oil price at the Syncrude plant gate of $92.39 per barrel.

PART 3: PRICING ASSUMPTIONS

Item 3.1: Constant Prices Used in Supplemental Estimates

The constant prices used in this report are based on a light sweet crude oil price at Edmonton, Alberta as at December 31, 2007 of $93.39 per barrel and a synthetic crude oil price at the Syncrude plant gate of $92.39 per barrel and an AECO-C spot gas price of $6.63 per MMBTU.

In 2007, Canadian Oil Sands received a weighted average price of $79.02 per barrel (after crude oil purchases and transportation expense but before hedging) for its SCO.

Item 3.2: Forecast Prices Used in Estimates

The forecast reference prices as at December 31, 2007 used in preparing Canadian Oil Sands' reserves data are provided in the table below. The Syncrude plant gate price is expected to correspond to "Light Sweet Crude Oil at Edmonton" (e.g. $91.10 per barrel in 2008).

Year	Inflation (%)	Exchange Rate ($US/$Cdn)	WTI Crude Oil at Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil at Edmonton (40 API, 0.3% S) ($Cdn/bbl)	AECO-C Spot Gas ($/MMBTU)
2008	2.0	1.00	92.00	91.10	6.75
2009	2.0	1.00	88.00	87.10	7.55
2010	2.0	1.00	84.00	83.10	7.60
2011	2.0	1.00	82.00	81.10	7.60
2012	2.0	1.00	82.00	81.10	7.60
2013	2.0	1.00	82.00	81.10	7.60
2014	2.0	1.00	82.00	81.10	7.80
2015	2.0	1.00	82.00	81.10	7.97
2016	2.0	1.00	82.02	81.12	8.14
2017	2.0	1.00	83.66	82.76	8.31
2018	2.0	1.00	+2.0%/yr	+2.0%/yr	+2.0%/yr

The above price forecast is GLJ's, the independent evaluator's, price forecast as of December 31, 2007. In consideration of oil sands mining cost pressures, rather than the projected inflation of 2.0 per cent above, GLJ used a 5.0 per cent inflation factor for our evaluation during the period 2008 through 2010, 4.0 per cent in 2011, and 3.0 per cent in 2012.

PART 4: RECONCILIATION OF CHANGES IN RESERVES

Items 4.1: Reserves Reconciliation

Reconciliation of Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a reconciliation of the changes in our working interest reserve volumes before deducting Alberta Crown royalties as at December 31, 2007 against such reserves as at December 31, 2006 based on the forecast prices and costs assumptions:

	Synthetic Crude Oil		
	Proved (million bbl)	Probable (million bbl)	Proved Plus Probable (million bbl)
At December 31, 2006	982	779	1,761
Technical Revisions	13	5	18
Acquisition (1)	32	28	60
Production	(41)	0	(41)
At December 31, 2007	986	812	1,798

Note:

(1) On January 2, 2007 an additional 1.25 per cent working interest was acquired resulting in a total working interest of 36.74 per cent.

PART 5: ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1: Undeveloped Reserves

Proved and probable reserves have been estimated in accordance with procedures and standards contained in the COGEH.

There are no proved undeveloped reserves. Although the center and west pits of Aurora North are not yet on production, reserves from these pits are classified as proved developed producing since their recovery does not require a material amount of additional capital. The proved undeveloped reserves case includes capital relating to the Syncrude Emissions Reduction Project or SER and certain recovery optimization projects.

The probable undeveloped gross synthetic crude oil reserves correspond to 677 million barrels. These volumes relate solely to the Aurora South mine, which was initially attributed reserves prior to the most recent three financial years. The mine has all major regulatory approvals in place and a relatively high drill density. The timing of development will be driven by upgrader demand and the productive capacity associated with currently developed mine areas. The Aurora South mine is classified as probable rather than proved in view of the significance of the associated development capital and the uncertainty that major capital spending will commence within the next three years.

The probable reserves primarily reflect development of Aurora South, as well as improvements to both extraction recovery and upgrading yield. GLJ's evaluation assumes that Aurora North capacity will not be increased further by installation of a third primary separation vessel. It is assumed that Aurora South will be developed to replace depletion of the North

Mine and source the production growth under a Stage 3 debottlenecking program, which takes advantage of unused capacity in the new coker without any change in product quality.

Item 5.2: Significant Factors or Uncertainties

There are several factors and uncertainties which may impact the estimate of the reserves and resources in this report, all of which are already disclosed in the annual information form and the annual management's discussion and analysis that is filed from time to time by the Trust. The reserves estimates may also be impacted by changes to the Crown Royalty agreement and the potential that the Syncrude Joint Venture owners elect to exercise the bitumen royalty option, which matters are outlined below under the headings Crown Royalty Changes and Bitumen Royalty Option.

Item 5.3: Future Development Costs

The following table sets forth the future development costs associated with the development of our reserves as set forth in the GLJ report. Development costs are expected to be funded from cash from operating activities, thus the cost of funding is not expected to affect the reserve balances or estimated future net revenues.

	Total Proved Estimated Using Forecast Prices and Costs ($ millions)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($ millions)
2008	328	357
2009	527	608
2010	659	946
2011	807	1,051
2012	866	1,105
Remainder	8,508	16,946
Total for all years undiscounted	$ 11,695	$ 21,013
Total for all years discounted at 10%/year	$ 5,143	$ 6,688

PART 6: Other Oil and Gas Information

Item 6.1: Oil and Gas Properties and Wells

The Trust only holds one material oil and gas asset, being its interest in the Syncrude Joint Venture. Accordingly, all of the reserves and resources disclosed in this report are in relation to the reserves and resources that the Syncrude Joint Venture owners' hold. As at December 31, 2007 and the date of this report, the Trust holds a 36.74 per cent interest in the Syncrude Joint Venture. The Syncrude Joint Venture holds various leases that are more fully disclosed in its annual information form in the Fort McMurray area of Alberta, Canada.

Item 6.4: Additional Information Concerning Abandonment and Reclamation Costs

Canadian Oil Sands has abandonment and reclamation obligations relating to the mines, upgrader and related facilities. Canadian Oil Sands estimates the abandonment liability, net of salvage, for the mines with consideration given to the expected costs to abandon and reclaim the lands and extraction facilities on an undiscounted current cost basis to amount to $743 million ($143 million at a 10 per cent discount rate) for proved reserves and $988 million ($167 million at a 10 per cent discount rate) for proved plus probable reserves. These estimates are based on prevailing industry conditions, regulatory requirements and past experience.

Our share of the present value of abandonment and reclamation costs that require recognition in our financial statements at December 31, 2007 was approximately $226 million. These liabilities relate to our 36.74 per cent working interest at December 31, 2007 in the Syncrude future dismantlement and site restoration costs for the Base, North and Aurora North mines, but exclude Aurora South as no disturbance has yet occurred on that lease. Syncrude's Upgrader and related facilities have indeterminate useful lives. Therefore, the fair values of the related asset retirement obligation cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the Upgrader and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated. In estimating the future net revenue, GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Item 6.5: Tax Horizon

During 2007, Bill C-52 (Canada) was enacted which introduces an income tax on trust distributions for certain Canadian public income and royalty trusts starting in 2011. As a result the future net revenue calculations now include a provision for income taxes anticipated to be incurred post 2010.

The 36.74 per cent working interest in the Syncrude leases is held by the Corporation. Historically, taxable income in the Corporation has been sheltered by a trust royalty payable to the Trust. Therefore, prior to 2011, both the Trust and the Corporation are assumed to be non-taxable as the royalty trust structure effectively transfers the income tax obligation to individual trust Unitholders.

For purposes of the future net revenue calculations, this royalty trust structure is assumed to be discontinued effective January 1, 2011. Therefore the future net revenue calculations assume that the Corporation will be taxable at Alberta Corporate Tax rates and will have approximately $2 billion of tax pools as of January 1, 2011.

Item 6.6: Costs Incurred

The following table sets forth costs incurred by Canadian Oil Sands for the year ended December 31, 2007:

Property Acquisition Costs ($millions)		Exploration Costs	Development Costs
Proved Properties	**Unproved Properties**	**($ millions)**	**($ millions)**
$475	Nil	Nil	**$183**

Item 6.8: Production Estimates

A forecast of Canadian Oil Sands' production from the Syncrude Joint Venture for 2008 using forecast prices is presented below:

	Synthetic Crude Oil (million barrels)	
Reserves Category	Working Interest	After Royalty
Proved developed producing	42.1	35.5
Total proved	42.1	35.5
Total proved plus probable	43.2	36.4

Item 6.9: Production History

The following table sets forth certain information in respect of production, product prices received, royalties and netbacks received by the Corporation for each quarter of its most recently completed financial year.

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Average Daily Sales of SCO (bbls/d)[1]	108,981	98,720	124,904	116,368	112,298
Realized Selling Price before Currency Hedging[2]	68.47	76.41	81.23	88.50	79.02
Currency Hedging Gains[2]	0.22	0.40	0.25	0.23	0.27
Net Realized Selling Price[2]	68.69	76.81	81.48	88.73	79.29
Operating Expenses[2]	(23.56)	(30.13)	(20.84)	(27.38)	(25.23)
Royalties[2]	(9.58)	(9.94)	(14.32)	(12.81)	(11.83)
Netback[2]	35.55	36.74	46.32	48.54	42.23

Notes:

(1) The average daily volumes reported for 2007 represent Canadian Oil Sands' average daily sales, which differ from its average daily production volumes primarily due to in-transit pipeline volumes.

(2) Canadian dollars per barrel.

Miscellaneous Oil and Gas Information

Crown Royalty Changes

The Alberta Government has announced that it plans to introduce new crown royalty terms, effective January 1, 2009. Please refer to the Trust's quarterly management discussion and analysis for the fourth quarter ended December 31, 2007 and annual disclosure documents for a detailed discussion of the announced changes to the current Crown royalty regime. Assuming the new regime is implemented as proposed, becomes effective for the Syncrude Project post 2015 and the royalty continues to be based on synthetic crude oil, the total proved plus probable after income taxes future net revenue at forecast prices and costs would be reduced by approximately 13 per cent on an undiscounted basis and seven per cent at a 10 per cent discount rate.

Bitumen Royalty Option

An Alberta Crown Agreement provides the Syncrude Joint Venture owners with a one time option prior to 2010 to convert from a royalty based on synthetic crude oil to bitumen based royalty consistent with the rest of the Alberta oil sands industry.

The economic consideration of conversion to a bitumen based royalty and the resulting royalty payments is highly sensitive, among other factors, to the BVM methodology and the relationship between synthetic crude oil prices and bitumen prices. Over the past four years estimated monthly prices for Syncrude bitumen based on Lloyd Blend at Hardisty and using reasonable estimated adjustments for quality, location and diluent, are estimated to have ranged from 15 per cent to 64 per cent of light sweet crude oil postings at Edmonton, with the average being slightly less than 50 per cent.

Assuming that the bitumen royalty option is exercised effective January 1, 2009, that Syncrude bitumen is valued at 50 per cent of the light sweet crude oil price at Edmonton, and utilizing an upgrader growth recapture amount of approximately $6 billion then the total proved plus probable after income tax future net revenues at forecast prices and costs would

increase by approximately 16 per cent on an undiscounted basis and 13 per cent on a 10 per cent discounted basis.

The preceding estimates for Alberta Crown Royalties and the bitumen royalty option have a significant level of uncertainty. In addition to the assumptions regarding the bitumen valuation methodology, the impact of announced changes to the Alberta Crown Royalty regime, the timing and amount of upgrader growth capital recapture, forecast prices and total costs, these reserve estimates make several additional assumptions, including, but not limited to the extraction recovery and bitumen yield achieved and the proportion of total capital and operating costs related to bitumen production. Further, any amendment to the Crown Royalty agreement with the Alberta Government as well as the decision to exercise the bitumen royalty option requires the agreement of all the Syncrude owners, not just a majority of those Syncrude owners. As a result, actual results may be different than the estimates provided, and these differences may be material.

Reserve Life Index

Canadian Oil Sands' estimated reserve life index using reserves prepared by GLJ based on Canadian Oil Sands' January 30, 2008 guidance of approximately 115 million barrels per year of Syncrude production is as follows:

	Reserves (Millions of barrels)	Reserve Life Index (Years)
Total Proved Reserves	986	23
Proved plus Probable Reserves	1,798	43

Resources

In addition to the reserve definitions provided above under Part 2, we are providing the following definitions to assist you in understanding the terminology used in the following discussion of "Resources":

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate of Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

Remaining Recoverable Resources are the sum of reserves, contingent resources and prospective resources.

See the annual information form for the Trust for an outline of the leases held by the Syncrude Joint Venture, which leases total about 252,000 acres. Based upon independent evaluations conducted by GLJ effective December 31, 2007, our best estimate of the reserves and resources remaining to be recovered from these leases are as follows:

(billions of barrels of SCO)	Syncrude Project	COS[(1)]
Proved plus probable reserves	4.9	1.8
Contingent resources – best estimate	5.6	2.1
Prospective resources – best estimate	2.2	0.8
Remaining recoverable resources	12.7	4.7

(1) Based on the Corporation's 36.74 per cent working interest in the leases.

The contingent resources are primarily associated with separate pits not currently planned to be developed in a timeframe that enable them to be classified as reserves, and for which an application for regulatory approval has not yet been prepared. A component of the contingent resources are associated with expansion (pushback) opportunities to pits assigned reserves at December 31, 2007, but that have not yet been incorporated into Syncrude's mine plans as of the effective date of the evaluation, and for which owner commitment is currently considered insufficient to enable all of the expansion to be recognized as reserves. The pit design assumptions utilized in preparing the estimates are within the ranges currently being considered by industry in applications for regulatory approval of commercial surface mining developments. To the extent the Syncrude Joint Venture owners have not committed to mine any of the contingent resources, any decision to mine may reflect a different planning basis than utilized in preparing the estimates. While we consider the contingent resources to be potentially recoverable under reasonable economic and operating conditions, there is no certainty that they will be commercially viable.

Prospective resources have significant additional risks relative to contingent resources. They are associated with specific areas within the Syncrude leases where existing well control is not sufficient, and it is believed that additional drilling could either result in the movement of these areas to contingent resources or their elimination from the assumed planning basis. Drilling within the areas of this continuous-type deposit that have been classified by GLJ as prospective is relatively exploratory at this point in time. GLJ's best estimate of prospective resources corresponds to 50 percent of their high estimate and hence makes some adjustment for risk. Nevertheless, there is no certainty that any portion of the prospective resources will be discovered. Furthermore, if discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

CANADIAN OIL SANDS LIMITED, on its behalf and as Manager of **CANADIAN OIL SANDS TRUST**

Signed "Marcel R. Coutu"	*Signed "Allen R. Hagerman"*
Marcel R. Coutu President and Chief Executive Officer	Allen R. Hagerman Executive Vice President
Signed "Wayne M. Newhouse"	*Signed "Wesley R. Twiss"*
Wayne M. Newhouse Director	Wesley R. Twiss Director

Dated: March 7, 2008

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands files Syncrude reserves and resources

Calgary, AB., March 10, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands") today announced that it has filed the results of the independent evaluation of its reserves and a review of its resources for the Syncrude Project leases at December 31, 2007 with the Canadian securities administrators on their SEDAR web site. This information also has been posted on Canadian Oil Sands' web site at: http://www.cos-trust.com/investor/financial/.

Based on independent reserves and resources estimates by GLJ Petroleum Consultants Ltd. ("GLJ") as of December 31, 2007, the best estimate of proved plus probable reserves of 4.9 billion barrels of fully upgraded synthetic crude oil remains virtually unchanged from 5 billion barrels at December 31, 2006. The best estimate for remaining recoverable resources is 12.7 billion barrels of fully upgraded synthetic crude oil. The Trust previously disclosed remaining recoverable resources of approximately 9 billion as of December 31, 2006 (all figures gross to the Syncrude Project). The increase in resources reflects the reporting of a new category, known as prospective resources, as well as mine pit design criteria that expand the pit sizes in some areas, consistent with the current business environment.

Reserves and Resources [1] *(Billions of barrels of synthetic crude oil)*	**Syncrude Project**	**Canadian Oil Sands** [2]
Proved plus Probable Reserves	4.9	1.8
Contingent Resources – best estimate	5.6	2.1
Prospective Resources – best estimate	2.2	0.8
Remaining Recoverable Resources	12.7	4.7

[1] Prepared by GLJ, independent qualified reserves evaluator, as of Dec. 31, 2007 and in accordance with the COGE Handbook.
[2] The Trust, through its operating subsidiary, holds a 36.74 per cent interest in the Syncrude Project.

"While Syncrude's reserves remain virtually unchanged, the increase to resource base extends the resource life and should result in Syncrude's owners reassessing expansion plans, including a potential of reaching productive capacity beyond the currently planned 500,000 barrels per day," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "Syncrude will continue to better define the resources on its existing leases over the next few years through further drilling and evaluation work."

Reserves and Resources Definitions:

Proved plus Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves". Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate of Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

Remaining Recoverable Resources are the sum of reserves, contingent resources and prospective resources.

The contingent resources are primarily associated with separate pits not currently planned to be developed in a timeframe that enable them to be classified as reserves, and for which an application for regulatory approval has not yet been prepared. While we consider the contingent resources to be potentially recoverable under reasonable economic and operating conditions, there is no certainty that they will be commercially viable. In addition, the Syncrude owners have not approved the contingent pit designs associated with GLJ's evaluation nor have they approved any related capital expansion plans.

Prospective resources have significant additional risks relative to contingent resources. They are associated with specific areas within the Syncrude leases where existing well control is not sufficient, and it is believed that additional drilling could either result in the movement of these areas to contingent resources or their elimination from the assumed planning basis. There is no certainty that any portion of the prospective resources will be discovered. Furthermore, if discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.4 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected extension of the resource life and the potential to have higher production levels as a result of the new resource information; the expected amount to be recoverable from resources and reserves and any approval by the Syncrude owners of further expansion plans. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the lack of precision around estimates of resources and reserves; the requirement for all Syncrude owners to approve major capital expansion plans under the Syncrude joint venture agreement and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. In any reference to resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude production update for quarter and year

Calgary, AB., March 17, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands") today announced that crude oil production from the Syncrude facility is expected to average about 265,000 barrels per day (97,000 barrels per day net to the Trust) for the first quarter of 2008. While Syncrude has been undergoing various initiatives with a view to achieving higher production, the reduced production to date following the disruption at the end of January/early February has resulted in a shortfall of about 5 million barrels, gross to Syncrude. The planned turnaround of the first of two cokers is still scheduled to occur in early April with a second coker turnaround planned for later in the year. Given the production shortfall to date, we are revising our estimated production for the quarter from 29 million to 24 million barrels and also adjusting our annual production target from 115 million barrels to a new target of 108 million barrels. The expected annual production range for 2008 has been reduced from 110 to 120 million barrels (gross to Syncrude) to 105 to 112 million barrels. The impact of this lower 2008 production on operating costs and capital expenditures is being assessed and updated guidance for the year is expected to be provided at the time first quarter results are released in late April.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 479.4 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production at Syncrude for the first quarter and the year; the continued work that Syncrude is undertaking to obtain higher production levels; any impact that this lower production will have on operating costs or capital expenditures and the timing for Canadian Oil Sands to provide updated guidance. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.

Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the difficulties of operating a complex, integrated facility, especially in extremely cold temperatures and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Scott Arnold
Assistant Treasurer
(403) 218-6206
investor_relations@cos-trust.com

Web site: www.cos-trust.com

SYNCRUDE PROJECT

ALBERTA CROWN AGREEMENT

Calgary Copy

ALBERTA CROWN AGREEMENT

THIS AGREEMENT dated as of February 4, 1975

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta, in Her capacity as lessor
(herein called "Alberta Royalty")

\- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta, in Her capacity as Lessee
(herein called "Alberta Equity")

\- and -

HER MAJESTY THE QUEEN IN RIGHT OF CANADA as represented by the Minister of Energy, Mines and Resources
(herein called "Canada")

\- and -

ONTARIO ENERGY CORPORATION, a body corporate, incorporated by Special Act of the Legislature of the Province of Ontario and having its Head Office at the City of Toronto, in the Province of Ontario
(herein called "Ontario Energy")

\- and -

IMPERIAL OIL LIMITED, a body corporate, incorporated under the laws of Canada and having its Head Office at the Municipality of Metropolitan Toronto, in the Province of Ontario
(herein called "Imperial")

\- and -

ALBERTA CROWN AGREEMENT

TABLE OF CONTENTS

CANADA-CITIES SERVICE, LTD., a body corporate, incorporated under the laws of Canada and having its Head Office at the City of Calgary, in the Province of Alberta
(herein called "Cities")

- and -

GULF OIL CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its Head Office at the City of Toronto, in the Province of Ontario
(herein called "Gulf")

WHEREAS pursuant to a letter agreement dated September 14, 1973 as amended by a letter agreement dated December 13, 1973 between Alberta Royalty, Imperial, Atlantic Richfield Canada Ltd. (herein called "Arcan"), Cities and Gulf, the parties thereto set out the agreement in principle which had been reached between them concerning the Syncrude Project as herein defined; and

WHEREAS Arcan has abandoned and quit claimed, among other things, all of its interest in the Syncrude Project; and

WHEREAS Alberta Equity, Canada, Ontario Energy, Imperial, Cities and Gulf are now the Lessees under the Leases as herein defined and as such are now the participating parties in the Syncrude Project; and

WHEREAS Alberta Royalty and the Lessees wish to enter into this agreement to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project and, inter alia, amounts to be received by Alberta Royalty in respect of the Leases;

NOW THEREFORE THIS AGREEMENT WITNESSETH that the parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

101. In this agreement:

(a) "Schedule 'A'" means the schedule attached as Schedule "A" hereto;

(b) "Affiliate" means any Person directly or indirectly controlling, controlled by or under common control with any party hereto. For the purposes of this definition "control" (including "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise;

(c) "AEC Option Agreement" means the agreement dated as of February 4, 1975 entitled "Alberta Energy Option Agreement" between the Lessees, Alberta Energy and Alberta Royalty;

(d) "Alberta Energy" means Alberta Energy Company Ltd., a body corporate incorporated under the laws of the Province of Alberta;

(e) "Alberta Joint Venture" means the joint venture between Alberta Royalty and the Lessees created pursuant to Article 3 hereof;

(f) "Allowed Capital Costs" means Allowed Capital Costs as defined in Part I of Schedule "A";

(g) "Allowed Operating Costs" means Allowed Operating Costs as defined in Part I of Schedule "A";

(h) "Allowed Preproduction Costs" means Allowed Preproduction Costs as defined in Part I of Schedule "A";

(i) "Auditor" means the Provincial Auditor of Alberta or his successor in duties;

(j) "Date of Start of Production" means the first day of the Month following the day on which there has been produced from the Syncrude Project and delivered to the Plant Gate an aggregate of 5,000,000 barrels of Synthetic Crude Oil;

(k) "Deemed Net Profit" means Deemed Net Profit calculated in accordance with Part I of Schedule "A";

(l) "Environment Letter" means the letter dated July 13, 1973 from the Minister of the Environment of Alberta to the President of Syncrude, a copy of which is attached as Schedule "B" hereto;

(m) "Facilities" means the facilities constructed or acquired pursuant to the Ownership and Management Agreement or pursuant to agreements superseded thereby for the purposes of mining, extracting, processing, upgrading, storing, stockpiling and

delivering Leased Substances at the Plant Gate pursuant to the scheme referred to in subclause 101(dd) and includes all buildings, structures, improvements, roads, mine workings, foundations, plant and equipment, machinery, trucks, drag lines and other like items, together with the lands or interests in the lands related to those items, and lands for related water supply, tailings disposal, settling pond and service facilities, but does not include the Utilities Plant, the Synthetic Crude Pipeline, the Leases, the Leased Substances or the properties owned, managed or developed by Northward;

(n) "Housing Letter" means the letter dated March 30, 1976 from the Provincial Treasurer of Alberta to the Chairman of the Syncrude Steering Committee, a copy of which is attached as Schedule "C" hereto;

(o) "Leased Substances" means all substances which the Lessees have the right to recover from the Mining Area pursuant to the Leases, or any of such substances;

(p) "Leases" means Government of Alberta Bituminous Sands Leases Nos. 17 and 22 (excluding that portion of said Lease No. 17 that is subject to an agreement dated September 20, 1972, as amended by agreement dated September 26, 1972, whereby Imperial, Cities, Gulf and Arcan agreed to grant to Great Canadian Oil Sands Limited a sublease of part of the lands contained in

the said Lease No. 17) and includes any other documents of title issued in renewal or extension of the term thereof and any document at any time issued in substitution for or amendment of any of them;

(q) "Lessees" means Imperial, Cities, Gulf, Alberta Equity, Canada and Ontario Energy, or any of them, or their respective successors or assigns having interests in the Leases, as the context may require;

(r) "Mining Area" means those lands included in the Leases which, from time to time, are included in the area which may be mined pursuant to the Syncrude Project;

(s) "Minister" means the Minister of Energy and Natural Resources of the Province of Alberta or his successor in duties;

(t) "Month" means the period from 7 A.M. Mountain Standard Time on the first day of a calendar month to 7 A.M. Mountain Standard Time on the first day of the next succeeding calendar month;

(u) "Northward" means Northward Developments Ltd., a body corporate incorporated under the laws of the Province of Alberta, and any other entities owned by the Lessees or their Affiliates to provide off-site housing for the Syncrude Project;

(v) "Ownership and Management Agreement" means the agreement dated as of February 4, 1975 and entitled "Ownership and Management Agreement" between the Lessees and Syncrude providing for the ownership

and management of the Syncrude Project;

(w) "Participating Interest" means, when used in relation to a Lessee, the percentage in which such Lessee bears the costs and liabilities, and, subject to the provisions of this agreement, shares in the rights and benefits of the Syncrude Project;

(x) "Period" means Period as defined in Part I of Schedule "A";

(y) "Person" means a natural person, firm, trust, partnership, association, corporation, government or governmental agency;

(z) "Plant Gate" means the final point of measurement of Leased Substances recovered from the Syncrude Project before delivery thereof from the Project Site or before delivery from the storage or stock-pile facilities of a Lessee off the Project Site that has been agreed upon between Alberta Royalty and such Lessee and, in the case of Synthetic Crude Oil shipped by the Synthetic Crude Pipeline, the final point of measurement shall be at or near the Pipeline Inlet;

(aa) "Production in Kind" means the volumes of Leased Substances into which Alberta Royalty's share of Deemed Net Profit is converted pursuant to the applicable provisions of Item 33 of Schedule "A";

(bb) "Project Site" means the area covered by consolidated Special Mineral Surface Lease 352, as indicated on the map attached hereto as Schedule "D", and any

amendments thereto from time to time approved by the Lessees and the Energy Resources Conservation Board of Alberta;

(cc) "Syncrude" means Syncrude Canada Ltd., a body corporate incorporated under the laws of the Province of Alberta;

(dd) "Syncrude Project" means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom approved in Approval No. 1920 of the Energy Resources Conservation Board of Alberta, as such scheme may be amended from time to time by any Approval issued in substitution therefor or amendment thereof under The Oil and Gas Conservation Act with the approval of the Lieutenant Governor in Council of Alberta, the Leases, the Leased Substances, the Facilities, and all other property that is owned, acquired or developed by the Lessees for the purpose of the said scheme, but (except for the inclusion of costs thereof in accordance with Schedule "A") does not include the Utilities Plant, the Synthetic Crude Pipeline or the properties owned, managed or developed by Northward;

(ee) "Synthetic Crude Oil" means a mixture, mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is derived from crude bitumen and that is liquid at the conditions under which its volume is measured or estimated;

(ff) "Synthetic Crude Pipeline" means any pipe or any system or arrangement of pipes ("pipeline") whereby Synthetic Crude Oil may be conveyed from the Pipeline Inlet to the Pipeline Outlet and includes all rights-of-way and all property of any kind used for the purpose of, or in connection with, or incidental to, the operation of the pipeline in the transportation, handling and delivery of Synthetic Crude Oil through the pipeline. For the purpose of this definition, "Pipeline Inlet" means a point or points at or near the Project Site where the Synthetic Crude Oil enters the Synthetic Crude Pipeline and "Pipeline Outlet" means a point or points at or near the City of Edmonton in the Province of Alberta where the Synthetic Crude Oil leaves the Synthetic Crude Pipeline;

(gg) "Utilities Plant" means the utilities plant approved in Approval No. H.E. 7313 of the Energy Resources Conservation Board of Alberta as such Approval may be hereafter amended from time to time under The Hydro and Electric Energy Act, or any amendment or substitution thereof, with the approval of the Lieutenant Governor in Council of Alberta together with all interests in land and facilities acquired or constructed in connection therewith.

(hh) "Year" means a calendar year.

102. The headings of the Articles of this agreement are inserted for convenience of reference only and shall not affect the meaning or construction thereof.

103. Whenever the singular or masculine or neuter is used in this agreement, the same shall be construed as meaning plural or body politic or corporate and vice versa where the context so requires.

104. In the event of any conflict or inconsistency between the provisions of this agreement and any of the schedules hereto the provisions of this agreement shall prevail.

ARTICLE 2 - SYNCRUDE PROJECT

201. The Lessees hereby undertake and agree with Alberta Royalty to proceed with the Syncrude Project in accordance with the provisions of the Ownership and Management Agreement.

202. In the course of carrying out the Syncrude Project the Lessees shall where practical and reasonable:

(a) use the engineering services of firms or companies whose personnel are residents of the Province of Alberta;

(b) use construction firms owned by residents of the Province of Alberta;

(c) purchase equipment and supplies manufactured in the Province of Alberta;

(d) employ residents of the Province of Alberta;

and the Lessees shall from time to time, but not less than once every three months, submit or cause to be submitted to the Minister a report with respect to items (a), (b), (c) and (d) above, with such explanation as the Minister may reasonably require.

203. Insofar as it is reasonable to do so, the Lessees shall ensure that the production, processing and manufacture of by-products developed from the operation of the Syncrude Project will be carried out in the Province of Alberta.

204. Each of the Lessees hereby covenants and agrees that it shall not mine, produce or process the Leased Substances except in accordance with the provisions of Approval No. 1920 of the Energy Resources Conservation Board of Alberta, or any Approval issued in substitution therefor or amendment thereof from time to time under The Oil and Gas Conservation Act of Alberta with the approval of the Lieutenant Governor in Council of Alberta.

ARTICLE 3 - ALBERTA JOINT VENTURE

301. Alberta Royalty and the Lessees hereby create among themselves a joint venture in which they shall participate in the manner set forth in this Article 3.

302. Alberta Royalty and each of the Lessees hereby commit to the Alberta Joint Venture their respective interests in the Mining Area and the Leased Substances, insofar as the same relate to the Syncrude Project.

303. During the term of the Alberta Joint Venture, Alberta Royalty waives Her right as lessor under the Leases to prescribe a royalty, or other payment (in addition to Her 50% share of Deemed Net Profit) which is in lieu of royalty, to be payable to Alberta Royalty pursuant to the terms of the Leases or the laws applicable thereto with respect to the Leased Substances recovered in the Syncrude Project, and during such term Alberta Royalty shall have a 50% share of the Deemed Net Profit of the Alberta Joint Venture as determined by the provisions of Part I of Schedule "A". Each Lessee shall be liable for and shall ensure that Alberta Royalty receives such portion of Alberta Royalty's 50% share of the Deemed Net Profit as is attributable to such Lessee, determined in accordance with Paragraphs (a) through (f) inclusive on Pages 4, 5 and 6 of Schedule "A". Where such paragraphs require allocation of revenue, costs and expenses of a Period among the Lessees and there has been a change in Participating Interests during the Period, the Lessees may make the necessary adjustments so that the changes in Participating Interests and the timing of such changes shall be, to the extent possible, reflected in the allocation of revenue, costs and expenses of the Period; provided that, if the Lessees involved in the change and their assignees do not mutually agree on such adjustments, then the allocation of revenue, costs and expenses of the Period shall be made in proportion to the respective Participating Interests of such Lessees and their assignees at the end of the Period. At the date hereof the

respective Participating Interests of the Lessees are as follows:

Imperial	31.25%
Cities	22.00%
Gulf	16.75%
Alberta Equity	10.00%
Canada	15.00%
Ontario Energy	5.00%

304. All costs and expenses of the Alberta Joint Venture shall be paid and borne by the Lessees in proportion to their respective Participating Interests, and the Lessees shall at all times and from time to time during the term of the Alberta Joint Venture in proportion to their respective Participating Interests indemnify and save harmless Alberta Royalty from any and all actions, suits, claims, costs, demands and expense which may be brought against or suffered by Alberta Royalty or which She may sustain, pay or incur by reason of any matter or thing arising out of and in respect to the operations carried on by the Lessees, Syncrude, their servants, agents, employees or contractors, or any of them, with respect to the Alberta Joint Venture, other than operations carried on independently by Alberta Equity.

305. Subject to the provisions of Article 5, Alberta Royalty shall be entitled to and shall receive, and each of the Lessees shall deliver to or to the order of Alberta Royalty at the Plant Gate, for each Period after the Date of Start of Production, Production in Kind determined for such Lessee for such Period in accordance with Item 33(a) and (b) of Part I of

Schedule "A" on account of such Lessee's proportionate share (determined pursuant to Clause 303) of Alberta Royalty's 50% share of Deemed Net Profit of the Alberta Joint Venture for such Period.

The Lessees shall cause Syncrude to make a good faith estimate each Month after the Date of Start of Production, of the Deemed Net Profit of the Alberta Joint Venture for the then current Period, and of Alberta Royalty's share thereof. Each Lessee shall be liable for and shall ensure that Alberta Royalty receives such portion of Alberta Royalty's 50% share of the good faith estimate of the Deemed Net Profit as adjusted from time to time as is attributable to such Lessee (determined pursuant to Clause 303).

Each of the Lessees shall deliver to, or to the order of, Alberta Royalty at the Plant Gate, during each Month after the Date of Start of Production, on account of such Month's share of the Production in Kind to be delivered during the then current Period, Production in Kind for such Lessee determined in accordance with Item 33(a) of Part I of Schedule "A" based on Alberta Royalty's share of the good faith estimate of the Deemed Net Profit of the Alberta Joint Venture for the then current Period.

If prior to the end of any Period it is determined that Alberta Royalty has received a share of Leased Substances greater than the share which it is determined, according to good faith estimates, that She should receive for the entire current Period then, at the discretion of the Minister, the provisions of Clause 306 shall mutatis mutandis apply.

306. Within 90 days after the end of each Period the Lessees shall cause Syncrude to calculate the Deemed Net Profit or loss of the Alberta Joint Venture for such Period and Alberta Royalty's 50% share thereof in accordance with this agreement and Schedule "A" and to provide Alberta Royalty with financial statements reported on by the shareholders' auditors of Syncrude setting forth details of the calculation of such Deemed Net Profit or loss and of Alberta Royalty's 50% share of such Deemed Net Profit and including an auditor's opinion as to the reasonableness of such calculation. Prior to the delivery of such audited financial statements the total amount of Leased Substances delivered to or disposed of on behalf of Alberta Royalty by each Lessee during the Period to which such financial statements relate shall be determined by Syncrude and the amount thereof included in such audited financial statements and if a Lessee has delivered to or disposed of on behalf of Alberta Royalty a share of Leased Substances greater or less than that to which share She was entitled then such over or under payment shall be adjusted in accordance with such statements by adding to or subtracting from the Leased Substances to be delivered to or disposed of on behalf of Alberta Royalty by such Lessee in the then current Month and, if necessary, the ensuing Months; with the value of such over or under payment to be determined in accordance with Item 33(b)(iii) of Part I of Schedule "A", provided, however, if during any Period a

Lessee has delivered to or disposed of on behalf of Alberta Royalty a share of Leased Substances greater or less than that to which She was entitled and it cannot reasonably be assumed that such over or under payment may be recovered by adjusting the quantity of Leased Substances to be delivered to or disposed of on behalf of Alberta Royalty by such Lessee in the then current Period, then:

(a) such Lessee shall forthwith pay Alberta Royalty an amount in cash equal to the value of such under payment, or

(b) Alberta Royalty shall forthwith pay such Lessee an amount in cash equal to the value of such over payment.

307. The financial statements so provided shall be subject to the audit of the Auditor as provided in Clause 706 hereof. This audit shall be conducted by the Auditor or his nominee for and on behalf of Alberta Royalty as represented by the Minister.

308. In the event the Deemed Net Profit or loss of the Alberta Joint Venture as determined by the Auditor differs from that set forth in the audited statements provided by the

Lessees, then the Minister shall so advise the Lessees by notice in writing, and the Minister and the Lessees shall endeavour to resolve the discrepancy. If the Minister and Lessees agree on a resolution of any dispute regarding the Deemed Net Profit or loss of the Alberta Joint Venture for any Period such resolution shall be binding on the Minister and on all Lessees. If the Minister and the Lessees do not resolve any such dispute the Minister and the Lessees may, if they so mutually agree, submit the matter to arbitration in accordance with the provisions of Article 14 hereof. Failing such submission to arbitration either the Minister or the Lessees may refer the matter to the courts for resolution.

309. At the time the Deemed Net Profit or loss of the Alberta Joint Venture is established to the mutual agreement of the Minister and the Lessees, or by arbitration or the courts, as the case may be, the total amount of Leased Substances so delivered to or disposed of on behalf of Alberta Royalty by each of the Lessees for such Period shall be further adjusted to the extent necessary in accordance with the procedure set out in Clause 306.

310. In the event of the termination of the Alberta Joint Venture pursuant to Article 6:

(i) the Lessees shall own the lessee's interest in the Mining Area and the Leased Substances therein in proportion

to their respective Participating Interests, and

(ii) if such termination is pursuant to Clause 604 or 605, Alberta Royalty's right to prescribe a royalty to be paid under the Leases pursuant to the provisions of The Mines and Minerals Act (Alberta) with respect to the Leased Substances recovered in the Syncrude Project shall be automatically revived as of the date of such termination, and any waiver of such right (as referred to in Clause 303 hereof) shall thereupon be null and void.

311. The Lessees shall cause Syncrude to give Alberta Royalty written notice of the Date of Start of Production within 15 days after such date.

312. Notwithstanding anything herein to the contrary, no assignment of any of the Lessees' interest in the Mining Area shall be granted to Alberta Royalty, and Alberta Royalty shall not acquire any proprietary interest in the Leases or the Syncrude Project pursuant to this agreement.

313. Unless sooner terminated as provided in Clause 601, 604 or 605 hereof, the Alberta Joint Venture shall continue in full force and effect so long as the Leases pertaining to the

Mining Area continue in full force and effect. In the event of the termination of the Alberta Joint Venture the total amount of Leased Substances delivered to or disposed of on behalf of Alberta Royalty by each of the Lessees for the portion of the Period preceding the date of termination of the Alberta Joint Venture shall be adjusted for each Lessee to the extent necessary in accordance with the procedure set out in Clause 306. Such termination shall not, however, affect any liabilities or obligations that may have arisen or that were incurred by any of the parties prior to the date of such termination.

314. The Alberta Joint Venture is not intended to create or be construed as creating the relationship of a partnership among the parties, and no act done by any party pursuant to the Alberta Joint Venture shall be construed as creating such relationship.

ARTICLE 4 - GROSS PRODUCTION ROYALTY

401. In the event the Alberta Joint Venture is terminated pursuant to the provisions of Clause 601 hereof, then the following provisions shall apply, effective on and after the date of such termination:

(a) subject to the provisions of Article 5 hereof, each Lessee shall deliver to Alberta Royalty at the Plant Gate each Month a royalty (herein called the "gross production royalty") of 7½% of such Lessee's Participating Interest of any and all of

the Leased Substances recovered in the Syncrude Project during such Month, excluding Leased Substances (other than Synthetic Crude Oil) consumed in the operation of the Syncrude Project and the Utilities Plant. Such gross production royalty shall be conclusively deemed to be and always have been reserved to Alberta Royalty. For the purposes of this Clause 401, Leased Substances shall be deemed to be recovered in the Syncrude Project when they are delivered to the Plant Gate or delivered for consumption, if delivered for consumption prior to the Plant Gate;

(b) the Minister may remit or rebate the gross production royalty levied in any Month on Synthetic Crude Oil consumed in the operation of the Syncrude Project or the Utilities Plant; and

(c) subject to the provisions of Article 6 hereof, during the term of the gross production royalty Alberta Royalty waives Her right as lessor under the Leases to prescribe any additional royalty, or any other payment which is in lieu of additional royalty, to be payable to Alberta Royalty pursuant to the terms of the Leases or the laws applicable thereto with respect to the Leased Substances recovered in the Syncrude Project.

ARTICLE 5 - DISPOSITION OF ALBERTA SHARE OF PRODUCTION

501. In this Article "Alberta Share" when used in relation to a Lessee means the share of a Leased Substance that such Lessee is required to deliver to Alberta Royalty pursuant to Clause 305, Clause 306, Clause 401 or Clause 606 hereof.

502. If at any time or from time to time a Lessee is disposing of a Leased Substance and Alberta Royalty wishes such Lessee to dispose of its Alberta Share thereof, then Alberta Royalty shall send written notice ("original notice") to that effect to such Lessee which notice shall fix a date that is the first day of a Month and that is not less than 60 days from the day on which the original notice was delivered. Commencing on the date fixed in the original notice such Lessee shall, on behalf of Alberta Royalty, dispose of such Lessee's Alberta Share referred to in the original notice and shall account to Alberta Royalty therefor in the manner set out in Clause 506. Such disposal and accounting shall fully satisfy such Lessee's obligation to deliver to Alberta Royalty such Lessee's Alberta Share referred to in the original notice.

503. The Lessee to which an original notice is given shall be entitled, subject to Clause 504, to enter into contracts for the sale of such Lessee's Alberta Share referred to in such original notice, which contracts may be for a term not exceeding 24 months.

504. Notwithstanding Clause 503, no Lessee shall enter into any contract for the sale of its Alberta Share referred to in an original notice unless such contract can be terminated on six months' notice or less unless it has given to Alberta Royalty 30 days' prior notice in writing of its intention so to do together with a copy of the proposed contract. Alberta Royalty may elect within such 30-day period to take in kind the Alberta Share to be so committed. If Alberta Royalty does not so elect within such 30-day period, the Lessee may, within 60 days after the end of such 30-day period, enter into the proposed contract.

505. If, at any time while a Lessee is disposing of its Alberta Share pursuant to Clause 502, Alberta Royalty desires to take delivery in kind of such Alberta Share, then Alberta Royalty shall send written notice ("terminating notice") to that effect to such Lessee, which notice shall fix a date that is the first day of a Month and that is not less than 180 days from the day on which the terminating notice was delivered. Commencing on the date fixed in the terminating notice, Alberta Royalty shall commence the taking in kind of such Alberta Share, except that, in the case of any part of the Alberta Share that is being disposed of by a Lessee pursuant to a contract which cannot be terminated by the date fixed in the terminating notice, Alberta Royalty shall commence the taking in kind of that part upon the termination of that contract.

506. Where a Lessee is directed to dispose of its Alberta Share for any Month, such Lessee shall, on or before the 25th day of the following Month, account for and pay to Alberta Royalty the proceeds from the disposition of such Lessee's Alberta Share at the deemed unit price thereof determined pursuant to Item 14 of Part I of Schedule "A".

507. Failing payment of any amount when due, the amount unpaid may, at the option of the party entitled thereto, bear interest from the day such payment is due for the account of such party at a rate which is two percentage (2%) points higher than the then prevailing prime commercial lending rate designated by the Canadian Imperial Bank of Commerce, Main Branch, in Edmonton, Alberta, or its successor, until the amount is paid. Such interest shall be borne by the Lessee or Lessees failing to pay such amount or by Alberta Royalty, as the case may be, and shall not be considered in calculating Deemed Net Profit.

508. If Alberta Royalty takes the Alberta Share in kind, She shall provide, at Her expense, all tanks and other storage facilities required for Her to take such share in kind.

ARTICLE 6 - REVIEW AND REVISION

601. Alberta Royalty shall have the right at any one time after the fifth anniversary of the Date of Start of Production to terminate the Alberta Joint Venture and to take the gross production royalty set forth and provided for in Clause 401 hereof. Alberta Royalty may exercise this right by delivering

a notice in writing to that effect to the Lessees, whereupon this right shall be exercised as of the effective date specified in the notice (which shall be as of the first day of a Month and shall not be earlier than the date of delivery of the notice or the fifth anniversary of the Date of Start of Production, whichever is the later).

602. Alberta Royalty may, by notice in writing to the Lessees, require a review and change of the Alberta Joint Venture or the gross production royalty set forth and provided for in Clause 401 hereof at any time after the tenth anniversary of the Date of Start of Production.

603. In addition, should substantial changes in circumstances occur which are not now reasonably within the contemplation of the parties hereto:

(i) the Lessees may, by notice in writing to Alberta Royalty, request a review and change of the Alberta Joint Venture or the gross production royalty at any time thereafter, and

(ii) Alberta Royalty may, by notice in writing to the Lessees, request a review and change of the Alberta Joint Venture or the gross production royalty at any time after the fifth anniversary of the Date of Start of Production.

Without restricting the generality of the foregoing, the parties hereto agree they anticipate that, within five years

after the Date of Start of Production, the Syncrude Project will, over a six-month period, be producing Synthetic Crude Oil at an average rate of at least 100,000 barrels per calendar day.

604. In the event the parties hereto are unable, within 90 days of receipt of notice requiring or requesting a review and change, to agree on any change of the Alberta Joint Venture or the gross production royalty requested pursuant to Clauses 602 or 603 hereof, Alberta Royalty shall have the right at any time thereafter to terminate the Alberta Joint Venture (subject to the provisions of Clause 310 hereof) or the gross production royalty by delivering a notice in writing to that effect to the Lessees.

605. Notwithstanding anything herein contained or implied to the contrary, in the event of changes in the policy or laws of the Government of Canada which materially adversely affect the position in the Syncrude Project of any of the parties hereto, the Lessees or Alberta Royalty, if so affected, shall have the right to terminate the Alberta Joint Venture (subject to the provisions of Clause 310) or the gross production royalty at any time, by delivering notice in writing to that effect to the parties.

606. In the event of the termination of the gross production royalty pursuant to Clause 604 or 605 hereof, the right which Alberta Royalty has waived hereunder to thereafter prescribe a royalty to be paid under the Leases pursuant to the

provisions of The Mines and Minerals Act of the Province of Alberta with respect to the Leased Substances recovered in the Syncrude Project shall thereupon revive, and any waiver of such right hereunder shall be of no further force or effect.

ARTICLE 7 - RECORDS, SYSTEMS, ACCESS AND INFORMATION TO ALBERTA

701. The Lessees shall cause Syncrude to maintain in a manner satisfactory to the Minister, on advice of the Auditor, such books of account and supporting records and documents to account for all costs and expenses (including Allowed Preproduction, Allowed Capital and Allowed Operating Costs), advances, production, shipments and all other transactions pertaining to the Syncrude Project and maintain such accounting, financial and quantitative reporting systems as the Auditor may reasonably require on behalf of the Minister.

702. Representatives of Alberta Royalty shall have access at all reasonable times to all information, data, contracts and agreements relating to the Syncrude Project, the Utilities Plant, the Synthetic Crude Pipeline and Northward that Alberta Royalty may reasonably require to verify the cost of the Syncrude Project, the calculation of Deemed Net Profit or the value of its gross production royalty and that the Lessees are entitled to disclose, including, without limitation, information, data, contracts and agreements relating to:

(i) the design, engineering, construction or operation of the Syncrude Project, the Utilities Plant and the Synthetic Crude Pipeline, or any of them;

(ii) the purchase or other acquisition of materials and supplies for the Syncrude Project, the Utilities Plant and the Synthetic Crude Pipeline, or any of them; and

(iii) the sale or other disposition of Leased Substances from the Syncrude Project.

The Lessees shall, or shall cause Syncrude to, retain all such information, data, contracts and agreements in accordance with the provisions of Schedule "A". No Lessee shall be obligated to acquire for Alberta Royalty any information, data, contracts or agreements referred to herein which would not normally be in the possession of such Lessee or Syncrude or a person holding the same on its behalf.

703. Alberta Royalty shall at all times keep secret and confidential all information, data, contracts and agreements obtained by Her pursuant to Clause 702 hereof; provided that these confidentiality requirements shall not apply to such information, data, contracts and agreements which:

(i) are in the public domain at the time of disclosure; or

(ii) become in the public domain after disclosure; or

(iii) are in the possession of Alberta Royalty prior to the time of disclosure to Alberta Royalty; or

(iv) are obtained by Alberta Royalty from any Person without obligation to keep it confidential.

704. From and after the date of this agreement the Auditor and other authorized representatives of Alberta Royalty:

(i) shall have the right to meet with the Lessees, or their representatives, once each Month to be advised of such matters relating to the Syncrude Project as Alberta Royalty may reasonably request, and shall receive notice of and have the right to attend all meetings of directors of Syncrude; provided that neither Alberta Royalty nor any of Her representatives shall have any right to vote at any such meeting and shall not have the right to approve or disapprove any action or proposed action by any of the Lessees in the Syncrude Project and shall not be liable for any costs, expenses or liabilities thereunder; and

(ii) shall be entitled to currently receive all data and information concerning the Syncrude Project in order to keep Alberta Royalty fully informed of all matters relating to the Syncrude Project.

705. Alberta Royalty hereby designates the Deputy Provincial Treasurer for Alberta, or such person or persons as he may designate, as Her representative for the purposes of this agreement, and shall have the right from time to time to appoint additional representatives and to change any such representatives by notice in writing to Syncrude and the Lessees.

706. Subject to Clause 703, Alberta Royalty shall have the right to post-audit on a continuing basis, at Her expense, and using the facilities of the Auditor, or his nominee, all books and records in connection with the Syncrude Project to which Alberta Royalty is entitled to access under this Article 7, and such auditor shall have the right of access to all information, data, contracts and agreements he may reasonably require in connection with such continuing audit and shall have the right to be represented at all meetings of any audit committee established in respect of the Syncrude Project; provided, however, no audit under this clause shall be conducted with respect to any Period more than two (2) years preceding the current Period, except that an audit may be conducted under this clause within two (2) years after the date of this agreement with respect to expenditures incurred in the Syncrude

Project from February 23, 1972 to the date of execution of this agreement. Items not challenged within the said two (2) years will not be subject to challenge thereafter.

ARTICLE 8 - ENVIRONMENTAL REQUIREMENTS

801. The Lessees and Alberta Royalty shall comply with the provisions of the Environment Letter.

802. As required by Subparagraph 5(c) of the Environment Letter, the Lessees agree to deposit with the appropriate governmental authority of the Province of Alberta from time to time when required by such authority funds, bonds or bank letters of guarantee acceptable to such governmental authority, in amounts based on three cents (3¢) per barrel of Synthetic Crude Oil to ensure to the reasonable satisfaction of such governmental authority proper reclamation of the lands involved in the Syncrude Project.

ARTICLE 9 - LEASE RENEWAL

901. The Leases shall be renewed by Alberta Royalty at the option of the Lessees for so long as the plant on the Project Site processing bituminous sand is in continuous operation (excepting for temporary cessations of operations which do not exceed six (6) continuous Months or such longer period which may result from a force majeure) unless the Lessees (other than a Lessee controlled by the Province of Alberta) are at the time of such renewal in default under the terms of the Leases or under the laws or the regulations applicable thereto or under the provisions of this agreement. In the event of such default Alberta Royalty shall deliver to each of the Lessees notice in writing specifying the default concerned and the Lessees shall have thirty (30) days from receipt of such notice to

remedy the same (or to commence and thereafter diligently and continuously proceed to remedy the same if such default is one which cannot be remedied within thirty (30) days).

902. In Clause 901 hereof "force majeure" shall mean any one or more of the following events:

(i) an act of God;

(ii) a war, revolution, insurrection, riot, blockade, or any other unlawful act against public order or authority;

(iii) a strike, lockout, or other industrial disturbance;

(iv) a storm, fire, flood, explosion or lightning;

(v) a governmental restraint;

(vi) any other event (whether or not of the kind enumerated in (i) to (v) of this clause) which is not reasonably within the control of Syncrude or the party hereto claiming force majeure.

Notwithstanding anything contained in this clause, lack of finances shall not be considered a force majeure.

ARTICLE 10 - ACCOMMODATION (SYNCRUDE EMPLOYEES)

1001. Alberta Royalty shall ensure that financing of offsite accommodation for Syncrude employees working

on the Syncrude Project is available through financing to Northward pursuant to the Housing Letter,subject to the conditions contained therein.

ARTICLE 11 - OFFSITE ROADS

1101. Alberta Royalty shall cause to be constructed and maintained at the cost and expense of the Province of Alberta all public roads on the area covered by the Leases and all roads off the Leases required for the construction and operation of the Syncrude Project.

ARTICLE 12 - NEW ATHABASCA RIVER BRIDGE

1201. Alberta Royalty shall cause the Province of Alberta to bear and be responsible for all costs of the new bridge across the Athabasca River at Fort McMurray, Alberta up to the sum of $7,820,120.00. Costs of the new bridge in excess of $7,820,120.00 and up to $9,551,000.00 shall be borne by the Lessees in proportion to their respective participating interests in the Syncrde Project. All costs borne by the Lessees shall be included as an Allowed Capital Cost. However, Alberta Royalty may, but is not obligated to, pay, or cause to be paid, a share of any costs in excess of $9,551,000.00. It is acknowledged that any costs of the bridge paid by Cities, Gulf and Imperial shall be a gift to the Province of Alberta.

ARTICLE 13 - NOTICES

1301. All notices, consents, requests and other documents authorized or required to be given pursuant to this agreement shall be in writing and either delivered by hand, mailed by registered or certified first class air mail, postage prepaid, or sent by telecommunication as follows:

In the case of Alberta Royalty:

Minister of Energy and Natural Resources c/o Deputy Minister Energy Resources Department of Energy and Natural Resources 5th Floor, Petroleum Plaza South Tower 9915 - 108th Street Edmonton, Alberta, Canada T5K 2G8	Telex: 037-3300 (FIGA)

In the case of Alberta Equity:

Government of the Province of Alberta Department of Energy and Natural Resources ALBERTA SYNCRUDE EQUITY 11th Floor, Petroleum Plaza North Tower 9945 - 108th Street Edmonton, Alberta, Canada T5K 2G6	Telex: 037-41520

In the case of Canada:

Department of Energy, Mines and Resources Attention: Assistant Deputy Minister 580 Booth Street Ottawa, Ontario, Canada K1A 0E8	Telex: 053-3117

In the case of Ontario Energy:

Ontario Energy Corporation 56 Wellesley Street West Queen's Park Toronto, Ontario, Canada M7A 2B7	Telex: 062-19786

In the case of Imperial:

Office of the General Secretary Imperial Oil Limited P.O. Box 4029 Terminal A 111 St. Clair Avenue West Toronto, Ontario, Canada M5W 1K3	Telex: 02-2086

In the case of Cities:

Canada-Cities Service, Ltd.
P.O. Box 2727,
1700 Canada Place
407 - 2nd Street S.W.
Calgary, Alberta, Canada T2P 2M7
TWX No. 910-845-2110

In the case of Gulf:

Gulf Oil Canada Limited
P.O. Box 460, Station A
800 Bay Street
Toronto, Ontario, Canada M5W 1E5
Telex: 038-24551

and any notice, consent, request or other document shall be deemed to have been given and received, if delivered, on the day on which it was delivered, and, if mailed, on the third business day following the day it was mailed, and, if sent by telecommunication, on the first business day following the day it was dispatched. No party shall mail any notice, consent, request or other document hereunder during any period in which Canadian postal workers are on strike or if any such strike is imminent and may be anticipated to affect normal delivery thereof. A party may change its address for the receipt of notices, consents, requests and other documents at any time by giving notice thereof to the other Parties.

Notwithstanding the foregoing requirements of this Clause 1301 as to the use of registered first class air mail, any routine reports required by this agreement to be submitted by one party to another party at specified times may be sent

by first class mail and if any party which should have received such reports pursuant to this agreement shall fail to receive such reports on time, it shall so notify the sending party, in which event another copy of such reports shall be sent promptly by registered first class air mail.

ARTICLE 14 - ARBITRATION

1401. If any dispute arises between Alberta Royalty and the Lessees concerning determination of the Deemed Net Profit or loss of the Alberta Joint Venture (other than in the determination of the deemed value of Synthetic Crude Oil or other Leased Substances), and Alberta Royalty and the Lessees mutually agree to submit such dispute to arbitration, then the provisions of this clause shall apply:

(a) Within thirty (30) days from the date that Alberta Royalty and the Lessees mutually agree to submit such dispute to arbitration, each of Alberta Royalty and the Lessees shall appoint an arbitrator and the two arbitrators so appointed shall promptly thereafter appoint a third arbitrator who shall be chairman. Each arbitrator shall be a knowledgeable person of high repute and need not be independent of any party hereto. If either party shall fail to appoint an arbitrator within thirty (30) days from the date of such mutual

agreement, then upon the application of the other party the arbitrator shall be appointed by a judge of the Supreme Court of Alberta. If the two arbitrators appointed by or for Alberta Royalty and the Lessees shall fail to appoint a third arbitrator within thirty (30) days from the date of appointment of the last of them to be appointed, then upon the application of either Alberta Royalty or the Lessees, such third arbitrator shall be appointed by a judge of the Supreme Court of Alberta.

(b) The arbitrators shall proceed immediately to hear and determine the dispute. The award of the arbitrators, or a majority of them, shall be made within forty-five (45) days after the appointment of the third arbitrator, subject to any reasonable delay due to unforeseen circumstances.

(c) The award of the arbitrators shall be drawn up in writing and signed by the arbitrators, or a majority of them, and shall be final and binding upon the parties, and the parties shall abide by the award. Unless otherwise determined by the arbitrators, the fees and expenses of the arbitrator

appointed by or for Alberta Royalty shall be paid by Alberta Royalty, fees and expenses of the arbitrator appointed by or for the Lessees shall be paid by the Lessees and the fees and expenses of the third arbitrator and other reasonable out-of-pocket expenses of the third arbitrator shall be paid one-half by Alberta Royalty and one-half by the Lessees. None of such fees or expenses shall be considered an Allowed Operating Cost or an Allowed Preproduction Cost.

ARTICLE 15 - ASSIGNMENT

1501. Subject to Clause 1502, each Lessee shall be entitled to assign, transfer or dispose of all or any portion of its rights, title, estate or interest under this agreement.

1502. Subject to Clause 1503, if any Lessee is not in default of any of its duties and obligations under this agreement, then that Lessee may, without the necessity of the approval of Alberta Royalty, upon a sale, transfer or assignment of the whole or a portion of its right, title, estate or interest in the Syncrude Project to any Person assign a similar portion of its interest hereunder (including a similar portion of its Participating Interest) to such Person, except that the Lessee so selling, assigning or transferring shall remain fully liable and responsible for the performance of its duties and obligations hereunder until Alberta Royalty

approves the assignment in writing, which approval shall not be unreasonably withheld. Upon such approval the Lessee so selling, assigning or transferring shall be released in the same manner and to the same extent as a Withdrawing Participant under Clause 1503 but only in respect of the interest so sold, assigned or transferred. Alberta Royalty hereby approves of an assignment or transfer to Alberta Energy, or its permitted assignee, upon exercise of its option rights under the AEC Option Agreement and to the nominee of the Government of Alberta upon exercise of its conversion rights under its convertible debentures from Cities and Gulf.

1503. Notwithstanding anything in this Article 15 to the contrary, in the event a Lessee becomes a Withdrawing Participant within the meaning ascribed to that term under Article 12 of the Ownership and Management Agreement, then upon such Lessee assigning, transferring and conveying all or any portion of its rights hereunder to the other Lessees, or any of them, as contemplated by the said Article 12, and upon the Lessees giving notice in writing to Alberta Royalty advising of such assignment and setting forth the new Participating Interests of the Lessees resulting from such assignment, the Lessee so assigning shall be released forthwith of and from all of its duties and obligations hereunder (other than those obligations,

including payment of the Alberta Share, of assigning Lessee which have accrued in respect of operations up to the date of assignment and have not been theretofore met or paid by or on behalf of such assigning Lessee) to the extent only that such duties and obligations relate to the interest hereunder so assigned, and each Lessee, to the extent of the new Participating Interest attributed to it in the said notice, shall be fully liable and responsible for the performance of its duties and obligations hereunder.

ARTICLE 16 - GENERAL

1601. Each of the parties covenants and agrees that except as may be required to comply with securities laws and regulations it will not suffer, use or permit to be used, directly or indirectly, the name of any of the other parties for the purpose of or in connection with the financing of or obtaining financial assistance for any of the construction or development operations to be carried out under this agreement, or the promotion of any corporate enterprise, syndicate, partnership or other association designed, intended or purporting to control, direct or finance, either directly or indirectly, such operations.

1602. Each of the parties shall from time to time and at all times do all such further acts and execute and deliver all such further deeds and documents as shall be reasonably required in order fully to perform and carry out the terms of this agreement.

1603. Wherever in Clauses 101, 308, 603, 605, 1401 and 1503 hereof the agreement of the Lessees is required or notice is required to be given by the Lessees such agreement or notice shall be given only pursuant to a resolution of the Management Committee established pursuant to the Ownership and Management Agreement.

1604. The terms of this agreement and the schedules hereto express and constitute the entire agreement among the parties hereto and no implied covenant or liability of any kind on any party's part is created or shall arise by reason of these presents or anything in this agreement contained or by any action of the parties.

1605. This agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

1606. This agreement shall enure to the benefit of and be binding upon each of the parties and their respective

successors and assigns.

IN WITNESS WHEREOF the parties hereto have duly executed this agreement.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA in Her capacity as lessor

Per: [signature]
Minister of Energy and Natural Resources

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA in Her capacity as Lessee

Per: [signature]
Minister of Energy and Natural Resources

APPROVED FOR EXECUTION BY ALBERTA

HER MAJESTY THE QUEEN IN RIGHT OF CANADA

Per: [signature]
Minister of Energy, Mines and Resources

APPROVED:

[signature]
Minister of Federal and Intergovernmental Affairs of Alberta

ONTARIO ENERGY CORPORATION

Per: [signature]
President

Per: [signature]

CANADA-CITIES SERVICE, LTD.

Per: [signature]

Per: [signature]
ASSISTANT SECRETARY

GULF OIL CANADA LIMITED

Per: [signature]

Per: [signature]

IMPERIAL OIL LIMITED

Per: [signature]
PRESIDENT, CHIEF EXECUTIVE OFFI
& CHAIRMAN OF THE BO

Per: [signature]
VICE-PRESIDENT CORPORATE AFFAI
AND GENERAL SECRETA

THIS IS SCHEDULE "A" to Alberta Crown Agreement dated as of February 4, 1975 between Her Majesty the Queen in Right of the Province of Alberta, in Her capacity as lessor, Her Majesty the Queen in Right of the Province of Alberta, in Her capacity as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd. and Gulf Oil Canada Limited

TABLE OF CONTENTS

INTRODUCTION

By the terms of the Alberta Crown Agreement, Alberta Royalty and the Lessees created the Alberta Joint Venture for the conduct of the Syncrude Project. Alberta Royalty shall have a 50% share of the Deemed Net Profits from the Alberta Joint Venture; and Alberta Royalty may terminate the Alberta Joint Venture and elect to take a gross production royalty as provided in Clause 401 of the Alberta Crown Agreement.

This Schedule "A" sets forth the accounting principles which shall be adopted in determining:

(1) the Deemed Net Profit or loss of the Alberta Joint Venture, and

(2) the gross production royalty.

This Schedule "A" has been divided into two parts:

Part I - Alberta Joint Venture Deemed Net Profit or Loss

This part describes the procedures to be used in determining the Deemed Net Profit or loss of the Alberta Joint Venture and defines the various components of such determination including: Allowed Capital Costs; Allowed Preproduction Costs; Deemed Interest During Construction; Amortization of Allowed Capital Costs and of Allowed Preproduction Costs; Deemed Gross Revenue; Allowed Operating Costs; Deemed Interest Expense and Deemed Working Capital. It describes the accounting principles underlying the determination of the Alberta Joint Venture Deemed Net Profit or loss and provides representative

illustrations of the accounting practices and reports required to calculate the Deemed Net Profit or loss. This part also contains the formula to convert Deemed Net Profits into Production in Kind.

Part II - Gross Production Royalty

This part outlines the method of calculating the Deemed Value of Production for purposes of the determination of the gross production royalty in the event that the Alberta Joint Venture is terminated pursuant to Clause 601 of the Alberta Crown Agreement.

PART I

ALBERTA JOINT VENTURE DEEMED NET PROFIT OR LOSS

The Deemed Net Profit or loss of the Alberta Joint Venture shall be determined for each Period subsequent to the Date of Start of Production by deducting from the Deemed Gross Revenue the aggregate of Allowed Operating Costs, Deemed Interest Expense and, after the fifth anniversary of the Date of Start of Production, the Amortization of Allowed Preproduction Costs and of Allowed Capital Costs.

If the sum of Allowed Operating Costs, Deemed Interest Expense and Amortization of Allowed Preproduction Costs and of Allowed Capital Costs during any period exceeds the Deemed Gross Revenue for such Period, the amount of such excess cost shall be carried forward and allowed as an Allowed Operating Cost in computing the Deemed Net Profit or loss of the Alberta Joint Venture during the next Period or subsequent Periods.

While the Alberta Crown Agreement establishes one Joint Venture between Alberta Royalty and the Lessees the Deemed Net Profit or loss calculation shall be determined individually for each Lessee. In this connection, the Lessees have agreed that any Lessee may take delivery of its share of Leased Substances other than Synthetic Crude Oil and that the other Lessees shall not be required to so take their respective shares at the same time.

Thus, for purposes of establishing the Deemed Net Profit or loss of the Alberta Joint Venture attributable to

each Lessee:

(a) Deemed Gross Revenue attributable to Synthetic Crude Oil shall be allocated to each Lessee in accordance with its Participating Interest.

(b) Deemed Gross Revenue attributable to other Leased Substances shall be allocated to each Lessee in accordance with the deemed value of the actual deliveries from the Plant Gate to or to the order of such Lessee.

(c) Allowed Operating Costs, Deemed Interest Expense and Amortization of Allowed Preproduction Costs and of Allowed Capital Costs of any Period shall be allocated to each Lessee in accordance with its Participating Interest.

(d) If the sum of (a), (b) and (c) above results in a deemed net loss for any Lessee such deemed net loss may be carried forward and allowed as an Allowed Operating Cost in computing the Deemed Net Profit or loss of such Lessee during the next Period or subsequent Periods.

(e) If the sum of (a), (b) and (c) above results in a Deemed Net Profit for any Lessee for any Period, but Alberta Royalty is not entitled to a 50% net profit share of the total amount of such Deemed Net Profit, then the Deemed Net Profit of such Lessee, or the portion thereof on which Alberta Royalty has not received a 50% net profit share,

shall be carried forward as a deduction from the Allowed Operating Costs of such Lessee during the next Period.

(f) Each Lessee shall only be required to ensure that Alberta Royalty shall receive its 50% net profit share to the extent that such Deemed Net Profit (being the sum of (a), (b), (c) and (d) or (e)) is attributable to it. However, receipts by Alberta Royalty shall be limited to 50% of the Deemed Net Profit of the Alberta Joint Venture. Thus:

(i) Where an individual Lessee is in a Deemed Net Profit position but the Alberta Joint Venture shows a deemed net loss, no 50% net profit share shall be due to Alberta Royalty at this time. However, such deemed net profits shall be carried forward for the account of such Lessee to the subsequent Period or Periods as a deduction from the Allowed Operating Costs of such subsequent Period or Periods.

(ii) Where one or more Lessee is in a Deemed Net Profit position and one or more Lessee is in a deemed net loss position and the Alberta Joint Venture shows a Deemed Net Profit, Alberta Royalty shall receive Her 50% share of the Deemed Net Profit of the Alberta Joint Venture from the profitable

Lessees in proportion to their Deemed Net Profits. Those Lessees in a deemed net loss position shall not be liable for any portion of Alberta Royalty's 50% share of the Deemed Net Profit of the Alberta Joint Venture, and such deemed net losses may be carried forward as an addition to the Allowed Operating Costs of such Lessees during the next Period.

(iii) Where all the Lessees are in a Deemed Net Profit position, Alberta Royalty shall receive Her 50% share of the Deemed Net Profits of the Alberta Joint Venture in proportion to the Deemed Net Profits attributable to each of them, adjusted as appropriate by deemed profits or deemed losses brought forward from prior years.

Attached to this Part I of Schedule "A" are a number of schedules which illustrate the calculation of Deemed Net Profit or loss. The schedules are for illustrative purposes only, however, and are not intended to replace any of the provisions set out herein regarding the determination of Deemed Net Profit or loss.

DEFINITION OF TERMS

The following meanings shall be ascribed to the terms used relative to the determination of the Deemed Net Profit or loss of the Alberta Joint Venture:

(1) Affiliate means any Person directly or indirectly controlling, controlled by or under common control with any party hereto. For the purposes of this definition "control" (including "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise;

(2) Alberta Crown Agreement means the agreement to which this Schedule "A" is attached;

(3) Alberta Equity means Her Majesty the Queen in the Right of the Province of Alberta as represented by the Minister in Her capacity as Lessee;

(4) Alberta Joint Venture means the joint venture between Alberta Royalty and the Lessees created pursuant to Article 3 of the Alberta Crown Agreement;

(5) Alberta Royalty means Her Majesty the Queen in the Right of the Province of Alberta as represented by the Minister in Her capacity as lessor;

(6) Allowed Capital Costs means those costs incurred in the Syncrude Project from February 23, 1972 as follows:

(i) Costs of Property, Plant and Equipment (from February 23, 1972 to Date of Start of Production)

Costs incurred in the Syncrude Project from February 23, 1972 to Date of Start of Production to acquire or construct property, plant and equipment to produce Synthetic Crude Oil and other Leased Substances or to provide related field, office, administrative and other services. Costs of property, plant and equipment shall include, but not be limited to:

(a) Laid down cost of equipment, materials and supplies before installation or assembly;

(b) Direct and allocated costs of constructing, installing, assembling or erecting plant and equipment, including the costs of direct labour, benefits and an allocation of plant overhead costs. Plant overhead costs allocated to property, plant and equipment are those costs directly related to constructing, installing, assembling or erecting plant and equipment which cannot be conveniently identified with a specific plant, and shall not include any allocation of administrative and other costs which cannot be conveniently identified with constructing, installing, assembling or erecting plant and equipment;

(c) Costs for work performed by other companies or individuals;

(d) Deemed Interest During Construction, which shall be classified separately within capital costs. Deemed Interest During Construction will, however, be excluded from capital costs when calculating Deemed Interest Expense.

(ii) <u>Costs of Capital Additions (from Date of Start of Production)</u>

Costs incurred in the Syncrude Project from the Date of Start of Production to acquire or construct property, plant and equipment to produce Synthetic Crude Oil and other Leased Substances or to provide related field, office, administrative and other services.

Costs of Capital Additions shall include, but are not restricted to:

(a) Laid down cost of equipment, materials and supplies before installation or assembly;

(b) Direct and allocated costs of constructing, installing, assembling or erecting plant and equipment including the costs of direct labour, benefits and an allocation of Plant overhead costs. Plant overhead costs allocated to property, plant and equipment are those costs directly related to constructing, installing, assembling or erecting plant and equipment which cannot be conveniently identified with a specific plant, and shall not include any allocation of administrative and other costs which cannot be conveniently identified with constructing, installing, assembling or erecting plant and equipment;

(c) Costs for work performed by other companies or individuals.

Where the total capital cost per item is less than $1,000 it shall be considered an Allowed Operating Cost in the Period in which the expenditure is incurred;

(iii) Costs of Replacements (from Date of Start of Production)

Costs incurred in the Syncrude Project from the Date of Start of Production to replace property, plant and equipment acquired to produce Synthetic Crude Oil and other Leased Substances or acquired to provide related field, office, administrative and other services. A replacement is a capital asset which performs either; a complete operating function such as:

- a building
- a dragline, bucket wheel excavators
- conveyors
(but not cost of belting, idler rollers, etc.)

or:

in the case of the replacement of a portion of a unit, results in an increase in the productive capacity, efficiency or life of the unit.

The definition of Costs included as the cost of a replacement shall be the same as for Capital Additions, except that where a replacement costs less than $100,000 it shall be considered an Allowed Operating Cost in the period in which the expenditure is incurred. For any property, plant and equipment disposed of that has been replaced, and the replacement capitalized in accordance with the provisions of this sub-section, any related proceeds,

including insurance recoveries (where the related insurance premiums have been treated as an Allowed Operating Cost of the Syncrude Project) shall be treated as a reduction of Allowed Operating Costs. The unamortized balance of such property, plant and equipment so replaced shall be transferred from Allowed Capital Costs to Allowed Operating Costs;

(iv) Disposal of Property, Plant and Equipment not Replaced

Proceeds from the sale or other disposal of property, plant and equipment acquired after February 23, 1972 which is not replaced, and the cost of which was treated as an Allowed Capital Cost shall be deducted in computing Allowed Capital Costs. Such proceeds shall include insurance and other recoveries where related insurance premiums have been treated as either an Allowed Preproduction Cost, an Allowed Capital Cost or an Allowed Operating Cost;

(7) Allowed Operating Costs means those costs in respect of the Syncrude Project incurred to produce Synthetic Crude Oil and other Leased Substances or to provide related field, office, administrative and other services incurred subsequent

to the Date of Start of Production (allowed costs prior to that date which are not Allowed Capital Costs shall be Allowed Pre-production Costs). Such costs shall include but not be limited to:

(a) funds expended on deposits acceptable to the Province of Alberta in amounts sufficient to ensure to the satisfaction of the Province of Alberta proper reclamation of the lands involved in the Syncrude Project. Such funds expended shall be allowed as deductions from Deemed Gross Revenue in lieu of any accrual for future land reclamation. To the extent that these funds expended are refunded upon satisfactory reclamation, they will be deducted from Allowed Operating Costs;

(b) costs of labour, services and supplies necessary for the operation of the Syncrude Project. Such labour, services and supplies may be obtained from the Lessees and their Affiliates and shall be at competitive rates and prices or in accordance with industry or professional fee structures if applicable. Costs of the Syncrude Project incurred subsequent to February 23, 1972, shall also include Lessees' costs incurred on behalf of and charged to the Syncrude Project;

(c) Cost of Housing;

(d) costs of utilities services, including corporate income taxes and all other amounts billed by AEC Power Ltd., or its successors, in respect to the Utilities Plant;

(e) costs of repairs and maintenance including but not limited to, direct labour including benefits, materials and supplies and work performed by other companies or individuals;

(f) costs of Replacements costing less than $100,000 per item in accordance with item 6(iii);

(g) Capital Additions costing less than $1,000 per item in accordance with item 6(ii);

(8) Allowed Preproduction Costs means those allowed costs incurred in respect of the Syncrude Project and related field, office, administrative and other services from February 23, 1972 to the Date of Start of Production other than Allowed Capital Costs. Allowed Preproduction Costs shall be reduced by Deemed Gross Revenue from the Syncrude Project prior to the Date of Start of Production;

(9) Amortization of Allowed Preproduction Costs and of Allowed Capital Costs means the amortization of all Allowed Preproduction Costs and of all Allowed Capital Costs as defined in items (6) and (8) above on a straight-line basis calculated as follows:

(a) all Allowed Preproduction Costs and Allowed Capital Costs incurred before the beginning of the fifth anniversary of the Date of Start of Production shall be amortized over an assumed life of 20 years commencing on the fifth anniversary of the Date of Start of Production; and

(b) all Allowed Capital Costs incurred on or after the fifth anniversary of the Date of Start of Production shall be amortized over an assumed life commencing the first day of the month in which such costs were incurred and ending on the 25th anniversary of the Date of Start of Production.

If the Date of Start of Production is not the first day of a year then:

(c) the Allowed Preproduction Costs and Allowed Capital Costs which may be amortized during

the balance of the year after the fifth anniversary of the Date of Start of Production shall only be that fraction of the Allowed Preproduction Costs and Allowed Capital Costs which could be amortized during such year, if it were a full year, which is equal to the factor determined by dividing the number of months remaining in that year by 12;

(d) during the final year in which Allowed Preproduction Costs and Allowed Capital Costs may be amortized, they will be amortized for that number of months remaining in such final year to the 25th anniversary of the Date of Start of Production; and

(e) all Allowed Preproduction Costs and Allowed Capital Costs incurred in the Syncrude Project shall have been amortized at the 25th anniversary of the Date of Start of Production;

(10) Average Capital Employed means the sum of the unamortized Allowed Preproduction Costs and Allowed Capital Costs (excluding Deemed Interest During Construction) at the end of each Month during the current Period divided by the number of Months in such Period, plus Deemed Working Capital. For purposes of this calculation:

(a) Allowed Capital Costs incurred during the current Period shall be added at the end of the Month in which they are incurred to the unamortized Allowed Preproduction Costs and Allowed Capital Costs at the end of the preceding Month;

(b) such Average Capital Employed (other than Deemed Working Capital) shall be reduced on a straight-line basis as follows:

(i) the sum of Allowed Preproduction Costs and Allowed Capital Costs (excluding Deemed Interest during Construction) at the Date of Start of Production shall be amortized over an assumed life of 25 years from the date of Start of Production;

(ii) Allowed Capital Costs incurred after the Date of Start of Production shall be amortized over an assumed life commencing at the end of the Month of first employment of such costs and ending on the 25th anniversary of the Date of Start of Production;

(11) Costs of Construction means the Allowed Preproduction Costs and Allowed Capital Costs excluding Deemed Interest During Construction of the Syncrude Project incurred to the Date of Start of Production;

(12) Cost of Housing means housing costs of Syncrude, including the unrecovered costs of Northward, to provide offsite housing for the Syncrude Project. Unrecovered costs of Northward shall be the excess of costs and expenses, including financing costs (but excluding income taxes), over housing revenues. Where such calculation shall result in an excess of housing revenue over costs and expenses, such excess will be applied firstly to reduce the unamortized balance of the unrecovered costs of Northward included in Allowed Preproduction Costs from time to time, and thereafter to reduce Allowed Operating Costs; provided that such cost reductions will not exceed in the aggregate the unrecovered costs of Northward included in Allowed Preproduction Costs at the Date of Start of Production plus unrecovered costs of Northward included in Allowed Operating Costs subsequent to the Date of Start of Production;

(13) Date of Start of Production means the first day of the Month following the day on which there has been produced from the Syncrude Project and delivered to the Plant Gate an aggregate of 5,000,000 barrels of Synthetic Crude Oil;

(14) Deemed Gross Revenue means the aggregate of the actual volumes of each Leased Substance multiplied by the deemed unit price of such Leased Substance minus the aggregate of all net deficiency payments made in respect of the Synthetic Crude Pipeline prior to the date of determining Deemed Gross Revenue and which have not been deducted in a previous determination of Deemed Gross Revenue.

(i) In the case of Synthetic Crude Oil, the deemed unit price shall be determined on or before the first day of each month as follows:

(a) If Alberta Royalty and the Lessees agree that the Synthetic Crude Oil recovered from the Alberta oil sands is sufficiently, widely and publicly sold to establish the fair market price per unit at the Plant Gate, such price shall be used.

(b) Failing (a), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the price of a comparable crude oil in Edmonton sold under comparable conditions in comparable volumes. Suitable adjustments shall be made for quality (recognizing the unique properties of the Synthetic Crude Oil) and deduction for pipeline tariff and other reasonable transportation charges from the Plant Gate to Edmonton.

(c) Failing (a) and (b), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the fair market value of the Synthetic Crude Oil relative to competitive energy supplies in the markets served by such Synthetic Crude Oil. Adjustments will be incorporated for quality, for any governmental tax, surcharge, levy or like imposition and for reasonable transportation charges from the Plant Gate to such markets; or

(d) In the event Alberta Royalty and the Lessees do not agree upon a suitable fair market value in (c) above, Alberta Royalty shall establish a unit price which shall be the price at which Alberta Royalty will purchase the full plant output for such month with each of the Lessees having the right to repurchase up to its full participating interest at such price; and for purposes of the determination of deemed unit price of Synthetic Crude Oil under this item (14)(i), the Lessees may act or agree only by resolution of the Management Committee established pursuant to the Ownership and Management Agreement among the Lessees and Syncrude.

(ii) In case of other Leased Substances, the deemed unit prices shall be established as of the date of sale or other disposition as follows:

(a) the unit price shall be the unit price at the Plant Gate at which such other Leased Substances are being sold or otherwise disposed of, or

(b) if Alberta Royalty does not agree to such unit price, Alberta Royalty shall establish a unit price at which Alberta Royalty will purchase the other Leased Substances being sold with each of the selling Lessees having the right to repurchase up to its full interest in such Leased Substances being sold at such price.

For purposes of the determination of deemed unit prices of other Leased Substances under

this item (14)(ii), the agreement shall be between Alberta Royalty and the individual Lessees. Suitable adjustments shall be made to the unit prices for reasonable charges associated with the handling and transportation of Other Leased Substances and operation of the storage or stockpile facilities of the individual Lessee off the Project Site which have been agreed upon under item 32 of this Part I.

Volumes of Leased Substances recovered in the Syncrude Project shall not be included in Deemed Gross Revenue until they are sold or otherwise disposed of. For purposes of calculating Deemed Gross Revenue, Leased Substances shall be deemed to have been sold or otherwise disposed of when they leave the Plant Gate.

(15) Deemed Interest During Construction means interest calculated and charged monthly, in lieu of actual interest, at the rate of 8% per annum simple interest based on the Costs of Construction incurred between September 1, 1973 and the Date of Start of Production. The total charges for Deemed Interest During Construction shall not exceed $90,000,000;

(16) Deemed Interest Expense means interest calculated as at the end of each Period after the Date of Start of Production in lieu of actual interest at the rate of 8% simple interest per annum based on 75% of the Average Capital Employed;

(17) Deemed Working Capital means the Allowed Operating Costs for any Period divided by the number of Months in such Period plus the sum of the Inventories at the end of each Month of such Period divided by the number of Months in such Period

(by mutual agreement this definition may be revised in the future so as to provide for the deduction of current liabilities or to provide for such other changes as may be appropriate);

(18) Facilities means the facilities constructed or acquired pursuant to the Ownership and Management Agreement or pursuant to agreements superseded thereby for the purposes of mining, extracting, processing, upgrading, storing, stockpiling and delivering Leased Substances at the Plant Gate pursuant to the scheme referred to in item (36) and includes all buildings, structures, improvements, roads, mine workings, foundations, plant and equipment, machinery, trucks, drag lines and other like items, together with the lands or interests in the lands related to those items, and lands for related water supply, tailings disposal, settling pond and service facilities, but does not include the Utilities Plant, the Synthetic Crude Pipeline, the Leases, the Leased Substances or the properties owned, managed or developed by Northward;

(19) Inventories means those quantities of spare parts, plant maintenance materials and operating supplies, chemicals and catalysts, stored for future use or consumption in the operation of the Syncrude Project except that certain major spare parts may more appropriately be charged to

Allowed Capital Costs and certain low value operating supplies and maintenance materials may be charged to Allowed Operating Costs at the time of purchase. Inventories shall be valued at cost;

(20) Leased Substances means all substances which the Lessees have the right to recover from the Mining Area pursuant to the Leases, or any of such substances;

(21) Leases means Government of Alberta Bituminous Sands Leases Nos. 17 and 22 (excluding that portion of said Lease No. 17 that is subject to an agreement dated September 20, 1972, as amended by agreement dated September 26, 1972, whereby Imperial, Cities, Gulf and Atlantic Richfield Canada Ltd. agreed to grant to Great Canadian Oil Sands Limited a sublease of part of the lands contained in the said Lease No. 17) and includes any other documents of title issued in renewal or extension of the term thereof and any document at any time issued in substitution for or amendment of any of them;

(22) Lessees means Imperial Oil Limited (herein called "Imperial"), Canada-Cities Service, Ltd. (herein called "Cities"), Gulf Oil Canada Limited (herein called "Gulf"), Her Majesty the Queen in the Right of Canada, as represented by the Minister of Energy, Mines and Resources (herein called "Canada"), Ontario Energy Corporation and Alberta Equity, or any of them, or their respective successors or assigns having interests in the Leases, as the context may require;

(23) Mining Area means those lands included in the Leases which, from time to time, are included in the area which may be mined pursuant to the Syncrude Project;

(24) Minister means the Minister of Energy and Natural Resources of the Province of Alberta or his successor in duties;

(25) Month means the period from 7 A.M. Mountain Standard Time on the first day of a calendar month to 7 A.M. Mountain Standard Time on the first day of the next succeeding calendar month;

(26) Non-Allowed Costs means those costs which shall be excluded from the determination of Deemed Net Profit or loss and shall include but shall not be limited to the following:

(a) costs not associated with the Syncrude Project;

(b) costs not incurred by or on behalf of the Lessees;

(c) management fees that are charged by the Lessees and their Affiliates which cannot be defined as costs of services or supplies as described in item 7;

(d) fundamental research costs and activities not related or reasonably allocable to the Syncrude Project or planned expansion thereof. Such costs will include a reasonable allocation of overhead and administrative charges;

(e) bituminous sand lease costs not related or reasonably allocable to the Syncrude Project;

(f) charges paid to the Lessees for the use of technology or assets which were developed or acquired by Syncrude or the Lessees and in the possession of Syncrude prior to February 23, 1972 except the technology described in Attachment I to this Schedule "A";

(g) interest costs, except: interest to the extent allowed under items (15) and (16); unrecovered interest costs of Northward; and sundry interest charges or penalties arising from late payment of accounts owing by Syncrude;

(h) corporate income taxes, except for any income tax element included in billings that result in Allowed Capital Costs, Allowed Preproduction Costs, or Allowed Operating Costs;

(i) fees and expenses of arbitration or litigation of any disputes with Alberta Royalty arising under the Alberta Joint Venture;

Notwithstanding anything to the contrary contained in this Part I, costs which are unreasonable in the circumstances shall not be allowed in the determination of the Deemed Net Profit or loss of the Alberta Joint Venture, either as an Allowed Preproduction Cost, an Allowed Capital Cost or an Allowed Operating Cost;

(27) <u>Northward</u> means Northward Developments Ltd., a body corporate incorporated under the laws of the Province of Alberta, and any other entities owned by the Lessees or their

Affiliates to provide offsite housing for the Syncrude Project;

(28) Other Net Proceeds and Recoveries means all net proceeds and recoveries relating to the Syncrude Project, other than Deemed Gross Revenue and the proceeds from the sale by a Lessee of all or any part of its interest in the Syncrude Project, which are not otherwise dealt with in this Part I of Schedule "A", shall be included in the calculation of Deemed Net Profit or loss as follows:

(a) net proceeds derived from the sale, lease, license or other arrangements relating to the use of patents, inventions and other research related to the Syncrude Project shall be deducted appropriately from Allowed Preproduction Costs, Allowed Capital Costs and Allowed Operating Costs; except that net proceeds from sale of technology or assets developed or acquired prior to February 23, 1972 are outside the terms of this agreement;

(b) interest on short term deposits and other investments shall not be considered a recovery for purposes of the Syncrude Project;

(c) all other net proceeds and recoveries not otherwise treated in this Part I received after February 23, 1972 and prior to the Date of Start of Production shall be deducted appropriately from Allowed Preproduction Costs and from Allowed Capital Costs, and received on or after the Date of Start of Production shall be deducted from Allowed Operating Costs;

(29) Participating Interest means, when used in relation to a Lessee, the percentage in which such Lessee bears the costs and liabilities, and, subject to the provisions of the Alberta Crown Agreement, shares in the rights and benefits of the Syncrude Project;

(30) Period means a Year except that in the first Year which includes the Date of Start of Production shall mean the Months from the Date of Start of Production to the end of that Year, and in the Year including the 25th anniversary of the Date of Start of Production shall mean the Months from the start of such Year to such 25th anniversary;

(31) Person means a natural person, firm, trust, partnership, association, corporation, government or governmental agency;

(32) Plant Gate means the final point of measurement of Leased Substances recovered from the Syncrude Project before delivery thereof from the Project Site or before delivery from the storage or stockpile facilities of a Lessee off the Project Site that has been agreed upon between Alberta Royalty and such Lessee and, in the case of Synthetic Crude Oil shipped by the Synthetic Crude Pipeline, the final point of measurement shall be at or near the Pipeline Inlet;

(33) Production in Kind means:

(a) for the purpose of converting a good faith estimate to volumes of each Leased Substance to be delivered to or to the order of Alberta Royalty at the Plant Gate during a Month, those volumes of Leased Substances determined by applying to the total volume of each Leased Substance delivered from the Plant Gate for the account of each Lessee in the Month, that factor which is determined by dividing Alberta Royalty's estimated share of Deemed Net Profit attributable to such Lessee by its estimated Deemed Gross Revenue for the Period.

Where the good faith estimate is revised during the Period the provisions of item 33(b) shall mutatis mutandis apply.

(b) for purposes of adjusting the volumes of each Leased Substance delivered to or to the order of Alberta Royalty under item 33(a) above to the volumes which should have been delivered to Alberta Royalty under Clause 305 of the Alberta Crown Agreement in settlement of each Lessee's proportionate share of Alberta Royalty's 50% share of Deemed Net Profit of the Alberta Joint Venture of a period:

(i) Alberta Royalty's share of the Deemed Net Profit for a Period attributable to each Lessee shall be allocated among the Leased Substances delivered for the account of such Lessee during each Period in accordance with the ratio of the Deemed Gross Revenue attributable to each Leased Substance so delivered to the total Deemed Gross Revenue attributable to such Lessee;

(ii) Leased Substances delivered by a Lessee to or to the order of Alberta Royalty in satisfaction of such Lessee's share of the good faith estimate of the Deemed Net Profit for a Period, or any adjustments thereto, shall be valued at the deemed unit prices established under item (14) of Part I of Schedule "A" in effect at the time of the delivery of such Leased Substances to or to the order of Alberta Royalty;

(iii) any excess or deficiency between the value of each Leased Substance which was delivered to or to the order of Alberta Royalty in satisfaction of the good faith estimate of its 50% net profit share and the Deemed Net Profit attributable to each Leased Substance under item 33(b)(i) above shall be adjusted by dividing such excess or deficiency by the deemed unit prices in effect at the time of settlement to determine the volumes required for settlement of such excess or deficiency.

(34) Project Site means the area covered by consolidated Special Mineral Surface Lease 352, as indicated on the map attached as Schedule "D" to the Alberta Crown Agreement, and any amendments thereto from time to time approved by the Lessees and the Energy Resources Conservation Board of Alberta;

(35) Syncrude means Syncrude Canada Ltd., a body corporate incorporated under the laws of the Province of Alberta;

(36) Syncrude Project means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom approved in Approval No. 1920 of the Energy Resources Conservation

Board of Alberta, as such scheme may be amended from time to time by any Approval issued in substitution therefor or amendment thereof under The Oil and Gas Conservation Act with the approval of the Lieutenant Governor in Council of Alberta, the Leases, the Leased Substances, the Facilities, and all other property that is owned, acquired or developed by the Lessees for the purpose of the said scheme, but (except for the inclusion of costs thereof in accordance with this Schedule) does not include the Utilities Plant, the Synthetic Crude Pipeline or the properties owned, managed or developed by Northward;

(37) <u>Synthetic Crude Oil</u> means a mixture, mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is derived from crude bitumen and that is liquid at the conditions under which its volume is measured or estimated;

(38) <u>Synthetic Crude Pipeline</u> means any pipe or any system or arrangement of pipes ("pipeline") whereby Synthetic Crude Oil may be conveyed from the Pipeline Inlet to the Pipeline Outlet and includes all rights-of-way and all property of any kind used for the purpose of, or in connection with, or incidental to, the operation of the pipeline in the transportation, handling

and delivery of Synthetic Crude Oil through the pipeline. For the purpose of this definition, "Pipeline Inlet" means a point or points at or near the Project Site where the Synthetic Crude Oil enters the Synthetic Crude Pipeline and "Pipeline Outlet" means a point or points at or near the City of Edmonton in the Province of Alberta where the Synthetic Crude Oil leaves the Synthetic Crude Pipeline;

(39) Utilities Plant means the utilities plant approved in Approval No. H.E. 7313 of the Energy Resources Conservation Board of Alberta as such Approval may be hereafter amended from time to time under The Hydro and Electric Energy Act, or any amendment or substitution thereof, with the approval of the Lieutenant Governor in Council of Alberta together with all interests in land and facilities acquired or constructed in connection therewith.

(40) Year means a calendar year.

SYNCRUDE ACCOUNTING RECORDS AND PRACTICES

Records

Syncrude, as operator of the Syncrude Project, makes expenditures on behalf of the Lessees who in turn supply funds to meet these expenditures. Syncrude shall maintain books of account and supporting records and documents in a manner to account satisfactorily for such expenditures and advances, production, shipments and all other transactions of the Alberta Joint Venture.

Expenditures relating to the Syncrude Project shall be segregated and recorded in Syncrude's corporate books of account. Memorandum records shall be maintained covering items of Deemed Interest Expense, Deemed Interest During Construction, Deemed Working Capital, Deemed Gross Revenue and Amortization of Allowed Preproduction Costs and of Allowed Capital Costs and any expenditures which may be disallowed under the provisions of this Part I.

Accounting Principles

Unless otherwise set out in this manual, Canadian generally accepted accounting principles and commonly used accounting practices shall be adhered to in the determination of Deemed Net Profit or loss. The accounting principles adopted shall be applied on a consistent basis from Period to Period unless otherwise mutually agreed between Alberta Royalty and the Lessees.

Accounting Adjustments at
Date of Start of Production

As of the Date of Start of Production the Lessees shall cause Syncrude to provide Alberta Royalty with a determination of the total Allowed Preproduction Costs and Allowed Capital Costs and other expenditures incurred to that date making due apportionment of amounts accrued or prepaid as at that date between the said Allowed Preproduction Costs, the Allowed Capital Costs and the Allowed Operating Costs. In addition, to the extent that there are Inventories, exclusive of Leased Substances, in existence as at the Date of Start of Production, such Inventories shall be considered separately from, and shall not be included in Allowed Preproduction Costs or Allowed Capital Costs, but shall be considered as a part of Deemed Working Capital, except that the Lessees and Alberta Royalty may agree that certain of these Inventories, exclusive of Leased Substances, may more appropriately be classified as Allowed Capital Costs.

Record Retention

The Syncrude books of account, memorandum records, related information and data,including EDP machine processable files, contracts and agreements,(herein called "records and documents") shall be retained within the Province of Alberta for such periods of time as required by various governmental regulatory bodies and as established by the Lessees. Guidelines shall be prepared and administered by Syncrude to identify the records and documents that are to be retained as well as the time periods for which they are to be retained. After

expiration of such period, Syncrude shall give at least 120 days written notice to the Lessees and to the Provincial Auditor of Alberta of any such records and documents to be destroyed. If within 60 days of Syncrude's notice Alberta Royalty shall give Syncrude written notice of records or documents which Alberta Royalty wishes retained, such records and documents shall be delivered to and retained by and at the expense of the Provincial Auditor on behalf of the Minister who shall by mutual agreement continue to make them available to the Lessees. Records and documents retained by the Provincial Auditor on behalf of the Minister shall be kept secret and confidential.

PART I

Schedules

ALBERTA JOINT VENTURE

ILLUSTRATIVE SCHEDULES TO SCHEDULE "A"

DETERMINATION OF DEEMED NET PROFIT OR LOSS

(For illustrative purposes only)

Schedule I-1

ALBERTA JOINT VENTURE

CALCULATION OF DEEMED NET PROFIT
OR LOSS - PERIOD ENDED__________

eemed Gross Revenue (Schedule I-2)		$__________
ss:		
lowed Operating Costs (Schedule I-3)	$__________	
eemed Interest Expense (Schedule I-4)	__________	
Amortization of Allowed Preproduction and Allowed Capital Costs (Schedule I-5)	__________	__________
eemed Net Profit or loss of Alberta Joint Venture - current Period		__________
educt (add) Prior deemed losses brought forward		__________
eemed Net Profit or loss of Alberta Joint Venture		$__________

(For illustrative purposes only)

Schedule I-2

ALBERTA JOINT VENTURE

CALCULATION OF DEEMED GROSS REVENUE
PERIOD ENDED ____________________

	Volume	Value
Deemed Gross Revenue (by product type)		$
____________________		
____________________		
____________________		
____________________		
____________________		
Deemed Gross Revenue		$ ________

(For illustrative purposes only)

Schedule I-3

ALBERTA JOINT VENTURE

ALLOWED OPERATING COSTS
PERIOD ENDED ________

	Exhibit Number	Total Operating Costs (Note 2)	Deduct: Non-allowed Costs	Allowed Operating Costs
Mining and Materials Handling	1	$	$	$
Extraction and Froth Treatment	2			
Tailings Disposal and Water Reclaim	3			
Bitumen Upgrading	4			
Offsites	5			
Plant Administration	6			
Plant Operating Services	7			
Head Office Management and General	8			
Head Office Administrative Services	9			
		$	$	$

NOTE:

(1) Each of the above cost areas would be supported by the standard Syncrude project management and operating reports together with exhibits detailing the non-allowed costs in each area.

(2) Total operating costs will be reported after deduction of Other Net Proceeds and Recoveries.

ALBERTA JOINT VENTURE
CALCULATION OF DEEMED INTEREST EXPENSE
PERIOD ENDED ______________

a) Unamortized Allowed Preproduction and Allowed Capital Costs:

	Balance at End of Previous Month (Note 2) (1)	Add: Additions and Replacements (2)	Deduct: Proceeds of Disposal of Non replaced Items (3)	Deduct: Unamortized Balance Items Replaced (4)	Deduct: Amortization (Note 1) (5)	Closing Balance (6)
January 31						
February 28						
March 31						
April 30						
May 31						
June 30						
July 31						
August 31						
September 30						
October 31						
November 30						
December 31						
					Total	$______
					Average	$

b) Deemed Working Capital (Schedule I-6)

c) Average Capital Employed [(a) + (b)] ______

d) Deemed Interest Expense - 8% of 75% of Average Capital Employed $______

Note: (1) Amortization is the sum of columns (1), (2), (3) and (4) divided by the number of months remaining to the 25th anniversary of the Date of Start of Production. Amortization for deemed interest purposes starts immediately following the Date of Start of Production.

(2) Deemed Interest During Construction is excluded from Allowed Preproduction and Allowed

(For illustrative purposes only)

Schedule I-5

ALBERTA JOINT VENTURE

AMORTIZATION OF ALLOWED PREPRODUCTION AND ALLOWED CAPITAL COSTS
PERIOD ENDED ____________

	Unamortized balance at end of previous Month	Add: Additions (Schedule)	Deduct: Proceeds of Disposal of Non replaced Items	Deduct: Unamortized Balance of Items Replaced	Amortization	Unamortized balance at end of Month
??						
ry						
oer						
r						
er						
er						
	$	$	$	$	$	$

1. Unamortized balance includes Deemed Interest During Construction.

2. The monthly amortization charge is the sum of the first four columns divided by the number of months remaining to the 25th anniversary of the Date of Start of Production.

(For illustrative purposes only)

Schedule I-6

ALBERTA JOINT VENTURE

CALCULATION OF DEEMED WORKING CAPITAL

PERIOD ENDED ________________

Allowed Operating Costs for the Period divided by the number of Months in the Period	$__________
The aggregate of the Inventories at the end of each Month of the Period divided by the number of Months in the Period	
Deemed Working Capital	$__________

PART II

GROSS PRODUCTION ROYALTY

Under the terms of the Alberta Crown Agreement Alberta Royalty agrees that during the term of the Alberta Joint Venture its right as lessor under the Leases to prescribe a royalty to be payable to Alberta Royalty pursuant to the terms of the Leases with respect to the Leased Substances produced from the Mining Area shall be waived and that during such term its interest in the Leased Substances produced from the Mining Area shall be determined in accordance with Part I of this Schedule "A".

If the Alberta Joint Venture is terminated pursuant to the provisions of Clause 601 of the Alberta Crown Agreement each Lessee shall deliver to Alberta Royalty at the Plant Gate each Month as produced a royalty amounting to 7½% of such Lessee's share of production of any and all of the Leased Substances recovered in the Syncrude Project during such Month, excluding Leased Substances (other than Synthetic Crude Oil) consumed in the operation of the Syncrude Project and the Utilities Plant.

Should Alberta Royalty elect not to take the gross production royalty in kind, the value of the gross production royalty shall be calculated as 7½% of the Deemed Value of Production for each Month and shall be paid to Alberta Royalty within 25 days after the end of such Month.

In this Part II of Schedule "A":

(1) Leases, Leased Substances, Syncrude Project, Alberta Crown Agreement, Alberta Joint Venture, Month, Year, Utilities Plant, Alberta Royalty, Synthetic Crude Oil and Plant Gate shall be as defined in Part I of this Schedule "A";

(2) Production means the amount of Synthetic Crude Oil and other Leased Substances recovered from the Syncrude Project and delivered from the Plant Gate and Synthetic Crude Oil consumed in the operations of the Syncrude Project or the Utilities Plant;

(3) Deemed Value of Production means the aggregate of the actual volumes of production of each Leased Substance multiplied by the deemed unit price of such Leased Substance minus the aggregate of all net deficiency payments made in respect of the Synthetic Crude Pipeline prior to the date of determining the Deemed Value of Production and which have not been deducted in a previous determination of the Deemed Value of Production:

(i) In the case of Synthetic Crude Oil, the deemed unit price shall be determined on or before the first day of each month as follows:

(a) If Alberta Royalty and the Lessees agree that the Synthetic Crude Oil recovered from the Alberta oil sands is sufficiently, widely and publicly sold to establish the fair market price per unit at the Plant Gate, such price shall be used;

(b) Failing (a), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the price of a comparable crude oil in Edmonton sold under comparable conditions in comparable volumes. Suitable adjustments shall be made for quality (recognizing the unique properties of the Synthetic Crude Oil) and deduction for pipeline tariff and other reasonable transportation charges from the Plant Gate to Edmonton;

(c) Failing (a) and (b), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the fair market value of the Synthetic Crude Oil relative to competitive energy supplies in the markets served by such Synthetic Crude Oil. Adjustments will be incorporated for quality, for any governmental tax, surcharge, levy or like imposition and for reasonable transportation charges from the Plant Gate to such markets; or

(d) In the event Alberta Royalty and the Lessees do not agree upon a suitable fair market value in (c) above, Alberta Royalty shall establish a unit price which shall be the price at which Alberta Royalty will purchase the full plant output for such month with each of the Lessees having the right to repurchase up to its full participating interest at such price; and for purposes of the determination of deemed unit price of Synthetic Crude Oil under this item (3)(i), the Lessees may act or agree only by resolution of the Management Committee established pursuant to the Ownership and Management Agreement among the Lessees and Syncrude;

(ii) In case of other Leased Substances, the deemed unit prices shall be established as of the date of sale or other disposition as follows:

(a) the unit price shall be the unit price at the Plant Gate at which such other Leased Substances are being sold or otherwise disposed of; or

(b) if Alberta Royalty does not agree to such unit price, Alberta Royalty shall establish a unit price at which Alberta Royalty will purchase the other Leased Substances being sold with each of the selling Lessees having the right to repurchase up to its full participating interest in such Leased Substances being sold at such price. Suitable adjustments shall be made to the unit prices for reasonable charges associated with the handling and transportation of other Leased Substances and operation of the storage or stockpile facilities of the individual Lessee off the Project Site which have been agreed upon under item 32 of Part I.

For purposes of the determination of deemed unit prices of other Leased Substances under this item (3)(ii), the agreement shall be between Alberta Royalty and the individual Lessees.

Volumes of Leased Substances recovered in the Syncrude Project shall not be included in the Deemed Value of Production until they are sold or otherwise disposed of. For purposes of calculating the Deemed Value of Production, Leased Substances shall be deemed to have been sold or otherwise disposed of when they leave the Plant Gate, or for Synthetic Crude Oil consumed in the operation of the Syncrude Project or the Utilities Plant, when such Synthetic Crude Oil is so consumed.

ATTACHMENT TO SCHEDULE "A"
TO THE ALBERTA CROWN AGREEMENT

List of excepted technology referred to in Part I, Item 26, Paragraph (f) of Schedule "A" to which this is Attachment I.

1. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated July 11, 1975 relating to (a) Gulf Cracked gasoline hydrogenation process; (b) thermal furnace oil Gulfining process; (c) heavy gas oil Gulfining process; and (d) Gulf naphfining process.

2. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated September 12, 1967 relating to Gulfining of hydro-visbreaker distillates.

3. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated December 13, 1966 - visbreaking process - indefinite confidentiality.

4. The information, technical knowledge and patents referred to in the agreement dated October 11, 1973 between Esso Research and Engineering Company and K. Porteous and in the agreement dated November 6, 1973 between Esso Research and Engineering Company and Syncrude, both relating to froth treatment.

5. The information, technical knowledge and patents referred to in the agreement dated October 11, 1973 between Esso Research and Engineering Company and William J. Lavender and in the agreement dated November 6, 1973 between Esso Research and Engineering Company and Syncrude, both relating to froth treatment.

6. The information, technical knowledge and patents described in the agreement between Syncrude and Cities Service Company dated February 22, 1965 relating to "H-Oil" or hydrogenation process technology.

7. The information, technical knowledge and patents described in the agreement between Esso Research and Engineering Company and ARCAN, Gulf, Imperial, Cities and Syncrude dated May 15, 1973 relating to fluid coking process, hydrofining process and go-fining process.

8. Information, technical knowledge and patents disclosed by Esso Research and Engineering Company relating to hydrogen reforming furnace and diluent recovery high intensity furnace.

9. Information, technical knowledge and patents disclosed by Imperial relating to coke burner flue gas diversion valves (Worley flip-flop valve).

SCHEDULE "B"

to Alberta Crown Agreement dated as of February 4, 1975 between Her Majesty the Queen in Right of the Province of Alberta, in Her capacity as lessor, Her Majesty the Queen in Right of the Province of Alberta, in Her capacity as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd. and Gulf Oil Canada Limited.

ENVIRONMENT

403/229-3257

Office of
the Minister

207 Legislative Building
Edmonton, Alberta, Canada T5K 2G6

July 13, 1973.

Mr. F. K. Spragins,
President,
Syncrude Canada Ltd.,
807 Baker Centre,
10025 - 106 Street,
Edmonton, Alberta.

Dear Mr. Spragins:

The Alberta government would like to inform you of its present position in regard to the environmental requirements of the Syncrude project. It is recognized that Syncrude must of course be examining both the long-term as well as the immediate influences of environmental requirements in arriving at a decision to proceed with this major project. It is in this vein that the following points are enumerated for your benefit.

1) The Department of The Environment issued a set of environmental criteria to Syncrude in January 1973, generally specifying the requirements that the project had to meet. These criteria were used as the basis of discussion held between the company the the Department of The Environment.

2) Prior to the commencement of construction, a permit to construct is required in accordance with the Clean Water Act. Syncrude has made application for such a permit. After extensive discussion with Syncrude engineers, the Department has finalized the details of said permit and the necessary copies are enclosed.

3) Syncrude has made application for a permit to construct in accordance with the requirements of the Clean Water Act. After extensive discussion with Syncrude engineers, the Department of The Environment has finalized the details of this permit and a copy is enclosed.

4) Under the Water Resources Act, interim licences for diverting Beaver Creek, for process and domestic water supplies from the Athabasca River, and for major changes contemplated to the water drainage basin and groundwater regime are being processed. The only possible delay that could be experienced may arise from interventions resulting from the statutory requirement of public advertising. Serious interventions would necessitate public hearings, but this is not contemplated.

5) Under the Land Surface Conservation and Reclamation Act, the following will be required:

   (a) An environmental impact assessment at three stages of the project -

      i During the planning stage. This will be required prior to the beginning of construction. My understanding is that you have programmed this for availability before September 1, 1973.

      ii During the construction stage. This is yet to be resolved between the Department and Syncrude.

      iii During the operational stage. This also is still to be resolved between the Department and Syncrude, but will not be required until after operation has begun.

   (b) A surface lease, which has been obtained by Syncrude from the Department of Lands and Forests.

   (c) The establishment of a monetary reserve fund, or the posting of a monetary bond, to ensure sufficient funds for reclamation will be a condition of operation. This is still to be resolved between the government and Syncrude.

(d) An overall mining and surface reclamation plan is required one year prior to the beginning of mining. Syncrude and the Department of The Environment are in consultation on this matter.

6) Licences to operate the plant will be required under both the Clean Air Act and the Clean Water Act. These licences to operate will only be issued when adequate engineering definition of the project is made available by Syncrude to the Department of The Environment. Syncrude will seek licences only after it makes such engineering information available. Syncrude has informed the Department that the procedure of supplying the engineering definition to the Department will take 18 to 24 months after the decision to proceed with this project is made.

The government recognizes that the engineering definition of the plant is being based on standards and criteria in force at the approval stage of the project. Furthermore, the government recognizes that the plant engineering and construction period can be of long duration - four to five years - and that environmental standards and requirements under the Clean Air and Clean Water Acts may be subject to change. Therefore, the government is prepared to make the following commitments to Syncrude.

(a) Should the government anticipate or consider any changes in the standards of performance under the Clean Air and Clean Water Acts during the construction phase of the project, which may materially affect the project, it shall first undertake to discuss such changes in detail with Syncrude prior to making those changes. Also, the government commits itself to continuing the reasonable and consultative approach in these discussions that has prevailed during the planning and conceptual phase of the project.

(b) When Syncrude applies for licences to operate under the Clean Air and Clean Water Acts, and when such licences are issued by the Department of The Environment, such licences will be issued for an effective period of five years, with the beginning of the five year period being the date upon which bitumen extraction and production begins, regardless of

throughput. The licences so issued will establish the conditions under which the plant will be allowed to operate for the full first five years of the project life.

We trust that the above assurances will permit Syncrude to alleviate and perhaps minimize any apprehensions in regard to changing environmental requirements which can drastically affect the economic viability of the project.

Yours very truly,

W. J. Yurko, P. Eng.

Encl.

cc: Hon. Peter Lougheed

SCHEDULE "C"

.BERTA CROWN AGREEMENT DATED AS OF FEBRUARY 4, 1975 BETWEEN:
'IAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA ("ALBERTA
.TY"); HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA
3ERTA EQUITY"); HER MAJESTY THE QUEEN IN RIGHT OF CANADA;
RIO ENERGY CORPORATION; IMPERIAL OIL LIMITED; CANADA-CITIES
ICE, LTD. and GULF OIL CANADA LIMITED

30-Mar-76

Mr. F. D. Aaring, Chairman
Syncrude Steering Committee
Gulf Oil Canada Limited
P.O. Box 460, Station A
TORONTO, Ontario
M5W 1F5

Dear Mr. Aaring:

Re: Northward Developments Ltd. Financing

Pursuant to the Winnipeg Agreement, dated 3-Feb-75, Alberta agreed to arrange for financing of offsite accommodations for Syncrude Canada Ltd. employees. Alberta is currently providing first mortgage financing through the Alberta Housing Corporation, and is also providing bridge financing through an Alberta Housing Corporation Guarantee of Northward Developments Ltd. (Northward) loans through the Canadian Imperial Bank of Commerce.

In order to meet the short-fall between the funds provided through AHC and the overall capital costs of the housing programme we are prepared to make funds available to Northward by way of an initial fixed and floating charge debenture and successive supplemental debentures to be issued by Northward in respect of the each successive phase of real estate developed pursuant to the housing programme, each such debenture to be secured by a fixed mortgage charge (subordinate only to Alberta Housing Corporation first mortgage financing) on the lands in such phase of development and secured by floating mortgage charge on all assets and undertakings of Northward. Short-fall funds with respect to each successive phase of development will be advanced upon completion of construction of all housing units and concurrent with the final advance of first mortgage proceeds by Alberta Housing Corporation in respect of such phase of development. The debenture and each supplemental debenture shall be in a form acceptable to us and shall provide:

(a) a term of 20 years,

(b) monthly payment of interest only during the term, the principal sum secured thereby to be repaid in one instalment at the end of the term,

Both (a) and (b) above are subject to clause (c) hereof,

(c) prepayment without notice or bonus of portions of the principal sum secured in order to accommodate partial discharge of security in respect of individual parcels of land containing housing units,

(d) interest expressed as a percentage per annum calculated half-yearly not in advance and being 4 1/4% above the conventional first mortgage lending rate of Alberta Housing Corporation on the date of execution of the debenture or supplemental debentures, which said interest rate shall be redetermined in the same manner on the fifth, tenth and the fifteenth anniversary dates of execution of the respective debenture or supplemental debentures, and

(e) the participants in the Syncrude project will agree to pay monthly to Northward the amount by which the operating costs of Northward during the preceding month exceed the operating revenue of Northward during such month, and for the purpose of such calculation the interest costs of the debentures shall be included as an operating cost of Northward.

The provision of funds by Alberta as outlined above will meet Northward's capital funding requirements only. Such capital funding by the Province of Alberta shall not include funds or benefits provided by Northward to employees of Syncrude Canada Ltd. for purposes including, but not limited to, vesting payments and subsidy payments.

Yours truly,

Merv Leitch,
Provincial Treasurer


TP.93 R.11
MSL 352
LO.3903/SOCBC.
ASSIGNMENT

THIS IS SCHEDULE "D" to Alberta Crown Agreement dated as of February 4, 1975 between Her Majesty the Queen in Right of the Province of Alberta in Her capacity as lessor, Her Majesty the Queen in Right of the Province of Alberta, in Her capacity as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd. and Gulf Oil Canada Limited

AMENDMENT TO ALBERTA CROWN AGREEMENT

(Amendment No. 7: Purchase of Utilities Plant)

THIS AMENDING AGREEMENT made as of the 1st day of January, 2001

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT
OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta
(hereinafter called "Alberta Royalty", "Her" or "She")

\- and -

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner,
AEC Oil Sands G.P. Ltd.,
a body corporate

\- and -

AEC OIL SANDS LIMITED PARTNERSHIP,
a limited partnership, by its general partner,
AEC Oil Sands, L.P.,
a limited partnership

\- and -

ATHABASCA OIL SANDS INVESTMENTS INC.,
a body corporate

\- and -

CANADIAN OIL SANDS INVESTMENTS INC.,
a body corporate

\- and -

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners,
Conoco Canada Resources Limited
and 729166 Alberta Inc.

- and -

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners,
Imperial Oil Resources Limited and
Imperial Oil Resources Ventures Limited,
bodies corporate

- and -

MOCAL ENERGY LIMITED,
a body corporate

- and -

MURPHY OIL COMPANY LTD.,
a body corporate

- and -

NEXEN INC.,
a body corporate

- and -

PETRO-CANADA OIL AND GAS,
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

WHEREAS:

(a) Alberta Royalty, Her Majesty the Queen in Right of the Province of Alberta, as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service Ltd., and Gulf Oil Canada Limited entered into an agreement dated as of February 4, 1975, entitled *Alberta Crown Agreement*, to create the Alberta Joint Venture in respect of the Syncrude Project;

(b) the parties to this Amending Agreement are the original parties to the Alberta Crown Agreement or are the successors or assigns of those original parties;

(c) the parties to this Amending Agreement (with the exception of Alberta Royalty) are the Lessees under the Alberta Crown Agreement and are holders of 100% of the Participating Interests in the Syncrude Project in the following percentages:

AEC Oil Sands, L.P.	10.00%
AEC Oil Sands Limited Partnership	5.00%
Athabasca Oil Sands Investments Inc.	11.74%
Canadian Oil Sands Investments Inc.	10.00%
Conoco Oilsands Partnership	9.03%
Imperial Oil Resources	25.00%
Mocal Energy Limited	5.00%
Murphy Oil Company Ltd.	5.00%
Nexen Inc.	7.23%
Petro-Canada Oil and Gas	12.00%

(d) the Utilities Plant was excluded from the definition of "Facilities" and (except for the inclusion of costs of the Utilities Plant in accordance with Schedules "A" and "A-1") from the definition of "Syncrude Project" under the Alberta Crown Agreement, because it was not owned by the Lessees;

(e) the Lessees purchased the Utilities Plant from TransAlta Energy Corporation ("TEC") effective January 1, 2001;

(f) the Purchase Price was arrived at by discounting both the Accounts Payable Portion and the Expense Portion of the Cost of Service from March 31, 2003;

(g) the Alberta Crown Agreement has been amended by *Amendments* dated January 1, 1983, January 1, 1986, November 25, 1987, August 1, 1991, November 29, 1995 and January 1, 1997;

(h) the parties wish to further amend the Alberta Crown Agreement to remove the exclusion of the Utilities Plant from the definitions of "Facilities" and "Syncrude Project", and to insert a clause to establish by agreement the limitation period for commencing an action in respect of an audit claim or challenge under the Alberta Crown Agreement to supersede the provisions of the *Limitations Act* of Alberta, on the terms and subject to the conditions contained in this Amending Agreement; and

(i) the Alberta Crown Agreement and this Amending Agreement are contracts as contemplated in Section 9(a) of the *Mines and Minerals Act*;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

PART I
GENERAL PROVISIONS

1.1 **Ascribed Terms** Unless there is something in the subject matter or context inconsistent therewith, capitalized expressions not specifically defined herein shall have the same meaning ascribed to them in the Alberta Crown Agreement as amended by past *Amendments*.

1.2 **Defined Terms** In this Amending Agreement, including the preamble:

(a) "Accounts Payable Portion" means that portion of the Cost of Service, referred to as such in clauses 502.2 and 502.4 of the Energy Sales Agreement:

(i) which, under that agreement, was to be paid by the Lessees between January 1, 2001 and March 31, 2003; and

(ii) which, prior to January 1, 2001, had been included as Allowed Operating Costs by the Lessees in the determination of Deemed Net Profit or loss of the Alberta Joint Venture, Alberta Royalty's share of Deemed Net Profit or loss, or Her Minimum Share under the Alberta Crown Agreement but, as a consequence of accrual accounting, was not paid as cash amounts to TEC (or its predecessors) under the Energy Sales Agreement;

(b) "Cost of Service" means the *cost of service* for the Utilities Plant as referred to in, and as determined in accordance with, the provisions of Article 5 of the Energy Sales Agreement;

(c) "Energy Sales Agreement" means the *Syncrude Project Utilities Plant Energy Sales Agreement* dated February 4, 1975, as amended by the *Syncrude Project Utilities Plant Subsequent Capital Additions Agreement* dated December 1, 1988, and the extension letters thereto dated November 26, 1992 and December 17, 1992, and the *Amending Agreement to the Utilities Plant Energy Sales Agreement* dated September 30, 1996;

(d) "Expense Portion" means that portion of the Cost of Service, referred to as such in clause 502.2 and determined in accordance with the relevant provisions of clause 502.3, together with the expense portion of the Cost of Service for the "OTSG Additions" under the letter agreement dated September 1, 1997, made pursuant to clause 502.7 of the Energy Sales Agreement and determined in accordance with the relevant provisions of that letter agreement and with the relevant provisions of clause 502 of the Energy Sales Agreement:

(i) which, under that agreement, was to be paid by the Lessees between January 1, 2001 and March 31, 2003; and

(ii) which, prior to January 1, 2001, had not been deducted or otherwise included by the Lessees in the determination of Deemed Net Profit or loss of the Alberta Joint Venture, Alberta Royalty's share of Deemed Net Profit or loss, or Her Minimum Share under the Alberta Crown Agreement; and

(e) "Purchase Price" means the total purchase price of $65,300,000.00 paid by the Lessees to TEC under the *Asset Purchase and Sale Agreement* dated January 1, 2001, to acquire the Utilities Plant.

1.3 **Effect of Amendments** The Alberta Crown Agreement, as amended by this Amending Agreement, is hereby ratified and confirmed and shall continue in full force and effect as so amended. Without restricting the generality of the preceding sentence, it is agreed that any obligations, rights and remedies which have arisen and remain outstanding under the Alberta Crown Agreement as of the effective date of this Amending Agreement shall continue in force without interruption, removal, impairment, abatement or prejudice, subject to only the amendments made by this Amending Agreement.

1.4 **Conformed Agreement** For convenience of reference, a conformed version of the Alberta Crown Agreement may be prepared that incorporates the amendments made by this

Amending Agreement. In the event of a conflict between that conformed version and the Alberta Crown Agreement, as amended, the latter shall prevail.

1.5 **Relationship** Nothing contained in this Amending Agreement shall be construed to constitute any party as a partner, agent or representative of another party (except insofar as Syncrude is required to act as an agent or representative of the Lessees under the Alberta Crown Agreement, as amended by this Amending Agreement), or to create any trust or any mining, commercial or other partnership.

1.6 **Entire Agreement** This Amending Agreement constitutes the complete agreement between the parties with respect to the matters dealt with herein and supersedes all previous communications, representations and agreements (written and verbal) concerning those matters.

1.7 **Amendments** Additions, deletions, modifications, revisions and other amendments to this Amending Agreement will only be binding if they are set out in writing and executed by the parties.

1.8 **Headings** The headings used in this Amending Agreement have been inserted for convenience and ease of reference only and in no way define, limit, describe or interpret the scope or intent of this Amending Agreement or any of its provisions.

1.9 **References** Where reference is made in this Amending Agreement to a "Part" or "Paragraph", the reference is to a Part or Paragraph of this Amending Agreement, unless the context indicates the reference is to a provision of the Alberta Crown Agreement or some other document. Where a reference is made in this Amending Agreement to a "Clause", the reference is to a provision of the Alberta Crown Agreement unless the context indicates otherwise.

1.10 **Governing Law** This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as an Alberta contract.

1.11 **Enurement** This Amending Agreement shall enure to the benefit of and be binding on the parties and their respective successors and assigns.

1.12 **Validity** In the event that the whole or any portion of this Amending Agreement or the application thereof to any circumstances shall be held invalid or unenforceable to any extent, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Amending Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

1.13 **Counterpart Execution** This Amending Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all counterparts shall together constitute one and the same agreement.

PART II
AMENDMENT OF ALBERTA CROWN AGREEMENT

2.1 **Amendment** The parties agree that the Alberta Crown Agreement shall be amended as provided in this Part II.

2.2 **"Facilities"** The words "the Utilities Plant" and the comma that immediately follows them, shall be removed from the definition of "Facilities" in Clause 101(p).

2.3 **"Syncrude Project"** The words "the Utilities Plant" and the comma that immediately follows them, shall also be removed from the definition of "Syncrude Project" in Clause 101(ll).

2.4 **"Limitation Period"** The following provision shall be inserted as Clause 707:

> "707. If an error, omission, discrepancy or other problem is discovered in an audit and is raised in a challenge within the two (2) year period referred to in Clause 706, but is not resolved by the parties within that period, and the party or parties that raised the

challenge wish to pursue the matter as a civil action or proceeding then such party or parties may do so, notwithstanding any provision to the contrary in the *Limitations Act*, S.A. 1996 c.L-15.1, as may be amended, provided the action or proceeding is commenced within 4 years from the expiry of the said two (2) year period.

PART III
CONDITIONS OF AMENDMENT

3.1 **Conditions** Alberta Royalty's agreement to the amendments under Paragraphs 2.2 and 2.3, and the inclusion of the Utilities Plant as part of the Facilities and the Syncrude Project is subject to the following conditions:

(a) When the Lessees, or Syncrude on their behalf, determine the Deemed Net Profit or loss of the Alberta Joint Venture and Alberta Royalty's share of the Deemed Net Profit or loss or Her Minimum Share under Schedule A-1 for the Period or Periods after January 1, 2001:

(i) only that part of the Purchase Price representing the discounted Expense Portion of the Cost of Service will be included as Allowed Capital Costs, estimated to be approximately $39,900,000.00, and only to the extent such part of the Purchase Price qualifies as Allowed Capital Costs under the terms of the Alberta Crown Agreement; and

(ii) the remainder of the Purchase Price, representing the discounted Accounts Payable Portion of the Cost of Service, estimated to be approximately $25,400,000.00, shall be deemed to be and shall be treated as Non-Allowed Costs.

(b) The approval of the Lieutenant Governor in Council is obtained for Alberta Royalty to enter into this Amending Agreement.

3.2 **Acceptance** The Lessees accept the above conditions and agree to comply with the requirements of Paragraph 3.1 (a).

3.3 **Confirmation** The Lessees hereby commit to the Syncrude Project their respective interests in the Utilities Plant and agree that it will be owned and operated as part of the Facilities.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________________

Per: ______________________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________________

Per: ______________________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ______________________________

Per: ______________________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ______________________________

Per: ______________________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________________

Per: ______________________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ______________________________

Per: ______________________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ______________________________

Per: ______________________________

MOCAL ENERGY LIMITED

Per: ______________________________

Per: ______________________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ____________________________

Per: ____________________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ____________________________

Per: ____________________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ____________________________

Per: ____________________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ____________________________

Per: ____________________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ____________________________

Per: ____________________________

MOCAL ENERGY LIMITED

Per: ____________________________

Per: ____________________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ____________________________

Per: ____________________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ____________________________

Per: ____________________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ____________________________

Per: ____________________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ____________________________

Per: ____________________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ____________________________

Per: ____________________________

MOCAL ENERGY LIMITED

Per: ____________________________

Per: ____________________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________

Per: ______________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ______________________

Per: ______________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ______________________

Per: ______________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners,
Conoco Canada Resources Limited
and 729166 Alberta Inc.

Per: ______________________

Per: ______________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ______________________

Per: ______________________

MOCAL ENERGY LIMITED

Per: ______________________

Per: ______________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________

Per: ______________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ______________________

Per: ______________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ______________________

Per: ______________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ______________________

Per: ______________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ______________________

Per: ______________________

MOCAL ENERGY LIMITED

Per: ______________________

Per: ______________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ____________________________

Per: ____________________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ____________________________

Per: ____________________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ____________________________

Per: ____________________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ____________________________

Per: ____________________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: [signature]

Per: ____________________________

MOCAL ENERGY LIMITED

Per: ____________________________

Per: ____________________________

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________

Per: ______________________

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner, AEC Oil Sands G.P. Ltd.,

Per: ______________________

Per: ______________________

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner, AEC Oil Sands, L.P.,

Per: ______________________

Per: ______________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners, Conoco Canada Resources Limited and 729166 Alberta Inc.

Per: ______________________

Per: ______________________

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited,

Per: ______________________

Per: ______________________

MOCAL ENERGY LIMITED

Per: [signature]

Per: [signature]

MURPHY OIL COMPANY LTD.

Per: [signature]

Per: [signature]

NEXEN INC.

Per: ______________________________

Per: ______________________________

PETRO-CANADA OIL AND GAS
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

Per: ______________________________

Per: ______________________________

MURPHY OIL COMPANY LTD.

Per: ______________________________

Per: ______________________________

NEXEN INC.

Per: Marvin F. Romanow

Per: ______________________________

PETRO-CANADA OIL AND GAS
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

Per: ______________________________

Per: ______________________________

MURPHY OIL COMPANY LTD.

Per: ______________________________

Per: ______________________________

NEXEN INC.

Per: ______________________________

Per: ______________________________

PETRO-CANADA OIL AND GAS
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

Per: ______________________________
VICE-PRESIDENT

Per: ______________________________
ASSISTANT SECRETARY

AMENDMENT TO ALBERTA CROWN AGREEMENT

(Amendment No. 6: Transition Terms & Post Transition Terms)

THIS AMENDING AGREEMENT made as of the 1st day of January, 1997

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta
(hereinafter called "Alberta Royalty", "Her" or "She")

\- and -

ALBERTA ENERGY COMPANY LTD.,
a body corporate

\- and -

AEC OIL SANDS LIMITED PARTNERSHIP,
a limited partnership,
by its general partner,
AEC Oil Sands Ltd.,
a body corporate

\- and -

ATHABASCA OIL SANDS INVESTMENTS INC.,
a body corporate

\- and -

CANADIAN OCCIDENTAL PETROLEUM LTD.,
a body corporate

\- and -

CANADIAN OIL SANDS INVESTMENTS INC.,
a body corporate

\- and -

GULF CANADA RESOURCES LIMITED,
a body corporate

- and -

IMPERIAL OIL RESOURCES,
a limited partnership,
by its general partners,
Imperial Oil Resources Limited
and Imperial Oil Resources Ventures Limited,
bodies corporate

- and -

MOCAL ENERGY LIMITED,
a body corporate

- and -

MURPHY OIL COMPANY LTD.,
a body corporate

- and -

PETRO-CANADA,
a body corporate

WHEREAS:

(a) Alberta Royalty, Her Majesty the Queen in Right of the Province of Alberta, as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd., and Gulf Oil Canada Limited entered into an agreement dated as of February 4, 1975, entitled *Alberta Crown Agreement*, to create the Alberta Joint Venture in respect of the Syncrude Project;

(b) the parties to this Amending Agreement are the original parties to the Alberta Crown Agreement or are the successors or assigns of those original parties;

(c) the parties to this Amending Agreement (with the exception of Alberta Royalty) are the Lessees under the Alberta Crown Agreement and are the holders of 100% of the Participating Interests in the Syncrude Project in the following percentages:

Alberta Energy Company Ltd.	10.00%
AEC Oil Sands Limited Partnership	5.00%
Athabasca Oil Sands Investments Inc.	11.74%
Canadian Occidental Petroleum Ltd.	7.23%
Canadian Oil Sands Investments Inc.	10.00%
Gulf Canada Resources Limited	9.03%
Imperial Oil Resources	25.00%
Mocal Energy Limited	5.00%
Murphy Oil Company Ltd.	5.00%
Petro-Canada	12.00%
	100.00%

(d) the Leases under the Alberta Joint Venture on the Date of Start of Production consisted of *Alberta Bituminous Sands Leases Nos. 17 and 22*;

(e) the Lessees have recently acquired additional oil sands leases and may, from time to time, acquire other oil sands leases for the Syncrude Project;

(f) the Alberta Crown Agreement has been amended by *Amendments* dated January 1, 1983, January 1, 1986, November 25, 1987, August 1, 1991 and November 29, 1995;

(g) the parties wish to further amend the Alberta Crown Agreement by committing to the Alberta Joint Venture up to the end of Transition, their respective interests in the additional oil sands leases;

(h) to facilitate the expansion of the Syncrude Project and the early, orderly and economic development of the additional oil sands leases, the parties wish to further amend the Alberta Crown Agreement by incorporating the provisions:

   (i) to be used in determining Alberta Royalty's share of the Deemed Net Profit from the Alberta Joint Venture or Her Minimum Share during Transition;

   (ii) to terminate the Alberta Joint Venture at the end of Transition and to provide for the application of the Generic Royalty Regime to the Syncrude

Project after that date; and

(iii) to terminate the Alberta Crown Agreement on December 31, 2015; and

(i) the Alberta Crown Agreement and this Amending Agreement are contracts as contemplated in Section 9(a) of the *Mines and Minerals Act*;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

PART I
GENERAL PROVISIONS

1.1 **Defined Terms** Unless there is something in the subject matter or context inconsistent therewith, capitalized expressions in this Amending Agreement have the same meaning ascribed to them in the Alberta Crown Agreement, as amended by this Amending Agreement.

1.2 **Schedules** Schedule "I" entitled "Transition Terms" is attached to and forms part of this Amending Agreement.

1.3 **Effective Date** This Amending Agreement shall become effective on January 1, 1997.

1.4 **Effect of Amendments** The Alberta Crown Agreement, as amended by this Amending Agreement, is hereby ratified and confirmed and shall continue in full force and effect as so amended. Without restricting the generality of the preceding sentence, it is agreed that any obligations, rights and remedies which have arisen and remain outstanding under the Alberta Crown Agreement as of the effective date of this Amending Agreement shall continue in force without interruption, removal, impairment, abatement or prejudice, subject to only the amendments made by this Amending Agreement.

1.5 **Conformed Agreement** For convenience of reference, a conformed version of the Alberta Crown Agreement may be prepared that incorporates the amendments made by this Amending Agreement. In the event of a conflict between that conformed version and the Alberta Crown Agreement, as amended, the latter shall prevail.

1.6 **Relationship** Nothing contained in this Amending Agreement shall be construed to constitute any party as a partner, agent or representative of another party (except insofar as Syncrude is required to act as an agent or representative of the Lessees under the Alberta Crown Agreement, as amended by this Amending Agreement), or to create any trust or any mining, commercial or other partnership.

1.7 **Liabilities of Lessees** The rights and benefits and the liabilities and obligations of each Lessee are separate and distinct, in accordance with and limited to its Participating Interest in the Syncrude Project as determined by the Ownership and Management Agreement, and are not under any circumstances joint or joint and several.

1.8 **Entire Agreement** This Amending Agreement, including Schedule "I", constitutes the complete agreement between the parties with respect to the matters dealt with herein and supersedes all previous communications, representations and agreements (written and verbal) concerning those matters.

1.9 **Amendments** Subject to Paragraphs 1.15 and 1.16, additions, deletions, modifications, revisions and other amendments to this Amending Agreement will only be binding if they are set out in writing and executed by the parties.

1.10 **Headings** The headings used in this Amending Agreement have been inserted for convenience and ease of reference only and in no way define, limit, describe or interpret the scope or intent of this Amending Agreement or any of its provisions.

1.11 **References** Where reference is made in this Amending Agreement to a "Part", a "Paragraph" or a "Schedule", the reference is to a Part, Paragraph or Schedule of this Amending Agreement, unless the context indicates the reference is to a provision of the Alberta Crown Agreement or some other document. Where a reference is made in this Amending Agreement to a "Clause", the reference is to a provision of the Alberta Crown Agreement unless the context indicates otherwise.

1.12 **Governing Law** This Amending Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as an Alberta contract.

1.13 **Enurement** This Amending Agreement shall enure to the benefit of and be binding on

the parties and their respective successors and assigns.

1.14 **Validity** In the event that the whole or any portion of this Amending Agreement or the application thereof to any circumstances shall be held invalid or unenforceable to any extent, the remainder of the provision in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Amending Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

1.15 **Corrections** If any error is discovered in this Amending Agreement after its execution, that is not material or substantive in nature and that the parties wish to correct, then such correction may be effected by Amendment Letter.

1.16 **Consequential** The Parties acknowledge that this Amending Agreement is being entered into before most of the Generic Royalty Regime has been enacted and consequently, terms used in this Amending Agreement that are to be defined or given meaning by that Regime, when fully enacted, may ultimately be incapable of operating in a manner completely consistent with the intent of this Amending Agreement. In such event:

(a) the definition or meaning as contained in the Regime when enacted shall be used to the extent possible in conjunction with the corresponding terms of this Amending Agreement, and

(b) the parties shall endeavour to agree on any amendments to this Amending Agreement necessary to make the terms used in it as consistent as possible with the terms in the Regime as enacted, without altering the fundamental intent of this Amending Agreement, and such amendments may be effected by Amendment Letter when agreed upon.

1.17 **Counterpart Execution** This Amending Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all counterparts shall together constitute one and the same agreement.

PART II

AMENDMENT OF ALBERTA CROWN AGREEMENT

2.1 **Amendment** The parties agree that the Alberta Crown Agreement shall be amended as provided in this Part II.

2.2 **Clause 101. (Revisions)** The definitions in Clause 101 of "Allowed Capital Costs", "Allowed Operating Costs", "Auditor", "Deemed Net Profit", "Facilities", "Leases", "Lessees", "Minister", "Ownership and Management Agreement", "Period", "Plant Gate", "Production in Kind", "Project Site", "Syncrude Project" and "Utilities Plant" shall be deleted in their entirety and replaced by the following revised definitions for those defined terms:

"**Allowed Capital Costs**" means Allowed Capital Costs as defined in Schedule "A-1";

"**Allowed Operating Costs**" means Allowed Operating Costs as defined in Schedule "A-1";

"**Auditor**" means the Department of Energy of Alberta;

"**Deemed Net Profit**" means Deemed Net Profit calculated in accordance with Schedule "A-1";

"**Facilities**" means the facilities constructed or acquired pursuant to the Ownership and Management Agreement or pursuant to agreements superseded thereby for the purposes of mining and extracting Leased Substances or of processing, upgrading, storing, stock piling and delivering Leased Substances and Off Lease Substances, or products obtained therefrom, at the Plant Gate pursuant to the scheme referred to in Clause 101(ll), and includes all buildings, structures, improvements, roads, mine workings, foundations, plant and equipment, machinery, trucks, drag lines and other like items, together with the lands or interests in the lands related to those items, and lands for related water supply, tailings disposal, settling pond and service facilities, but does not include the Utilities Plant, the Synthetic Crude Pipeline, the Leases, the Leased Substances, Off Lease Substances or the properties owned, managed or developed by Northward;

"**Leases**" means the following Government of Alberta oil sands leases:

(i) Oil Sands Lease No. 7276050T10 (formerly Bituminous Sands Lease No. 10);

(ii) Oil Sands Lease No. 7276030T12 (formerly Bituminous Sands Lease No. 12);

(iii) Oil Sands Lease No. 7279120T17 (formerly Bituminous Sands Lease No. 17);

(iv) Oil Sands Lease No. 7280040T22 (formerly Bituminous Sands Lease No. 22);

(v) Oil Sands Lease No. 7280100T31 (formerly Bituminous Sands Lease No. 31);

(vi) Oil Sands Lease No. 7280110T34 (formerly Bituminous Sands Lease No. 34); and

(vii) such other oil sands leases as may be acquired from time to time by the Lessees for the purposes of the Syncrude Project that are added to this definition by Amendment Letter;

including any oil sands lease or other document of title issued in substitution for any of the foregoing; as the term of the same may be extended or renewed, or as the area of the location of the same may be reduced or consolidated, from time to time;

"**Lessees**" means Alberta Energy Company Ltd., AEC Oil Sands Limited Partnership, Athabasca Oil Sands Investments Inc., Canadian Occidental Petroleum Ltd., Canadian Oil Sands Investments Inc., Gulf Canada Resources Limited, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., and Petro-Canada, or any of them, or their respective successors or assigns (as the context may require) having, according to the records of the Minister, interests in the Leases;

"**Minister**" means the Minister of Energy of Alberta or Her successor in duties;

"**Ownership and Management Agreement**" means the agreement dated as of February 4, 1975 and entitled "Ownership and Management Agreement", as amended, between the Lessees and Syncrude providing for the ownership and management of the Syncrude Project;

"**Period**" means,

(i) in respect of Transition, Period as defined in Schedule "A-1", and

(ii) after Transition, Period as defined in the Generic Royalty Regulation, including the partial Year, if any, immediately following Transition;

"**Plant Gate**" means the final point of measurement of:

(i) Leased Substances recovered pursuant to the Syncrude Project; and

(ii) products produced from Off Lease Substances pursuant to the Syncrude Project;

before delivery thereof from the Project Site or before delivery thereof from the storage or stockpile facilities of a Lessee off the Project Site that has been agreed upon between Alberta Royalty and such Lessee and, in the case of Synthetic Crude Oil shipped by the Synthetic Crude Pipeline, the final point of measurement shall be at or near the Pipeline Inlet;

"**Production in Kind**" means the volume of Leased Substances recovered by the Syncrude Project into which Alberta Royalty's share of Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for any Period during Transition is converted pursuant to the applicable provision of Item (17) of Schedule "A-1";

"**Project Site**" means the areas covered by:

(i) consolidated *Special Mineral Surface Lease No. 352*, as indicated on the map attached to this agreement as Schedule "D", and any other documents of title issued in amendment or substitution thereof or in renewal or extension of its term;

(ii) any other mineral surface lease or similar lease issued under the *Public Lands Act* (or any legislation superseding it), to the Lessees in respect of the whole or any part of the area of the location of the Leases; and

(iii) any other lease for the surface of land issued to the Lessees in respect of the Syncrude Project added to this definition by Amendment Letter;

"**<u>Syncrude Project</u>**" means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom approved in Approval No. 7550 of the Energy Resources Conservation Board of Alberta, as such scheme may be amended from time to time by any Approval issued in substitution or amendment thereof or in addition thereto under the *Oil Sands Conservation Act* (or any legislation superseding it), with the approval of the Lieutenant Governor in Council of Alberta, the Leases, the Leased Substances, the Facilities, and all other property that is owned, acquired or developed by the Lessees for the purpose of the said scheme, but (except for the inclusion of costs thereof in accordance with Schedule "A-1") does not include the Utilities Plant, the Synthetic Crude Pipeline or the properties owned, managed or developed by Northward;

"**<u>Utilities Plant</u>**" means the utilities plant approved in Approval Nos. H.E. 7313 & H.E. 7313A of the Energy Resources Conservation Board of Alberta or any Approval issued from time to time in substitution therefor or amendment thereof, and any Approval issued in addition thereto to the extent the Approval relates to that utilities plant, under the *Hydro and Electric Energy Act* (or any legislation superseding it) with the approval of the Lieutenant Governor in Council of Alberta, together with all interests in land and facilities acquired or constructed in connection therewith;

2.3 **<u>Clause 101. (Additions)</u>** Clause 101 shall be further amended by the addition of the following definitions:

"**<u>Schedule 'A-1'</u>**" means the schedule attached to this agreement as Schedule "A-1", entitled "Transition Terms";

"**<u>Additional Leases</u>**" means all of the Leases, except the Original Leases;

"**<u>Amendment Letter</u>**" means, in respect of a provision of this agreement that provides for the amending of this agreement by such a letter, a letter signed:

(i) on behalf of Alberta Royalty, by the Minister or the Deputy Minister of Energy for Alberta, and

(ii) on behalf of the Lessees, by the Chairman of the Syncrude Management

Committee, as referred to in the Ownership and Management Agreement,

or by their respective successors in duties;

"**<u>Deemed Gross Revenue</u>**" means Deemed Gross Revenue calculated in accordance with Schedule "A-1";

"**<u>Generic Royalty Regime</u>**" or **<u>"Regime"</u>** means

(i) the Generic Royalty Regulation, and

(ii) the provisions of the *Mines and Minerals Act* (or any legislation superseding it) relating to royalty reserved and payable under that Act, including without limitation and for greater certainty,

(A) sections 38, 39, 39.01, 46 and 47 of the Act, and

(B) any provisions hereafter included in the Act, setting out the royalty reserved on oil sands recovered in oil sands projects pursuant to agreements granting oil sands rights issued under the Act,

including any amendments made to the Act and any legislation enacted in substitution for it;

<u>"Generic Royalty Regulation"</u> or **<u>"Regulation"</u>** means the regulation made after February 1, 1997 pursuant to the *Mines and Minerals Act* (or any legislation superseding it),

(i) prescribing the royalty reserved and payable to the Crown in right of Alberta, under agreements granting oil sands rights issued under the *Mines and Minerals Act* (or any legislation superseding it), on products obtained from oil sands recovered pursuant to projects approved by the Minister for the purposes of the regulation, whether or not such projects also contemplate the obtaining of products from oil sands recovered other than under such agreements, and

(ii) identified in the regulation as being the regulation referred to in this definition,

including, any amendment made to the regulation, or any regulation made in substitution for it;

"**Minimum Share**" means, in respect of each Period during Transition, Alberta Royalty's share of Deemed Gross Revenue of the Alberta Joint Venture for that Period, determined in accordance with the following formula:

$$\frac{.01(OL + AL)}{TV} \times DGR = MS, \text{ where:}$$

TV - represents the total volume of Synthetic Crude Oil and crude bitumen produced in the Syncrude Project from the Leases and delivered at the Plant Gate during the Period;

OL - represents:

(A) for each Period in which there is no production of Leased Substances from any Additional Lease, the total volume of Synthetic Crude Oil and crude bitumen in excess of 74 million barrels, recovered from either or both of the Original Leases by the Syncrude Project and delivered at the Plant Gate during the Period; or

(B) for each Period in which there is production of Leased Substances from any Additional Lease, the average of the annual volume of Synthetic Crude Oil and crude bitumen in excess of 74 million barrels, recovered from either or both of the Original Leases by the Syncrude Project and delivered at the Plant Gate during each of the two Periods immediately preceding the Period in which Leased Substances start to be recovered from any of the Additional Leases by the Syncrude Project;

AL - represents the total volume of Synthetic Crude Oil and crude bitumen from the Additional Leases by the Syncrude Project and delivered at the Plant Gate during the Period;

DGR - represents the Deemed Gross Revenue of the Alberta Joint Venture for the Period; and

MS - represents the Minimum Share for the Period;

"**Off Lease Substances**" means crude bitumen that is not a Leased Substance and that is converted or upgraded to Synthetic Crude Oil by the Syncrude Project;

"**Original Leases**" means the oil sands leases referred to in Clauses 101(u)(iii) and (iv);

"**Transition**" means the period from January 1, 1997, to and including the earlier of:

(i) December 31, 2003; or

(ii) the last day of the month in which the aggregate of all Allowed Capital Costs incurred after December 31, 1995 equals $2.8 billion.

2.4 **Clause 101. (Deletions)** Clause 101 shall be further amended to delete the definition of "Allowed Preproduction Costs".

2.5 **Clause 101. (Relettering)**. Clause 101 shall be further amended by lettering the definition of "Schedule 'A-1'" as Clause 101(b), and by otherwise relettering in alphabetical order, all of the other subsequently defined terms in Clause 101, to accommodate the amendments made by Paragraphs 2.2, 2.3 and 2.4 of this Amending Agreement.

2.6 **Clause 202.** The paragraph at the end of Clause 202 shall be deleted in its entirety and replaced by the following:

> "and at the request of the Minister, as may be made from time to time, the Lessees shall submit a report to the Minister with respect to any or all of the matters referred to in Paragraphs (a), (b), (c) and (d) of this Clause 202, with such explanation as the Minister may reasonably require."

2.7 **Clause 204.** Clause 204 shall be deleted in its entirety and replaced by the following:

> "204. Each of the Lessees hereby covenants and agrees that it shall not mine, produce or process Leased Substances or process Off Lease Substances or other substances pursuant to the Syncrude Project, as the case may be, except in accordance with the scheme approved in the Approvals referred to in Clause 101(ll).

2.8 **Clause 302.** Clause 302 shall be amended by adding ", until termination of the Alberta

Joint Venture" immediately before the period at the end of that Clause.

2.9 **Clause 303.** Clause 303 shall be deleted in its entirety and replaced by the following:

"303. Alberta Royalty waives Her right as lessor under the Leases to prescribe a royalty or, except to the extent provided herein, other payment in lieu of royalty, that is payable to Alberta Royalty pursuant to the terms of the Leases or the laws applicable thereto with respect to the Leased Substances recovered in the Syncrude Project during Transition, and instead of such a royalty or other payment, Alberta Royalty shall receive as a participant of the Alberta Joint Venture and for each Period during Transition, the greater of:

(a) Her share of the Deemed Net Profit of the Alberta Joint Venture as determined by the provisions of Schedule "A-1"; or

(b) Her Minimum Share,

for the Period, converted to Production in Kind in accordance with this agreement.

Each Lessee shall be liable for and shall ensure that Alberta Royalty receives such portion of Alberta Royalty's share of Deemed Net Profit or Her Minimum Share as is attributable to such Lessee based on that Lessee's Participating Interest.

The Lessees or Syncrude on their behalf will make any necessary adjustments so that changes in Participating Interest and the timing of such changes shall be reflected in the allocation of revenue, costs and expenses for that Period and the responsibilities of the respective Lessees to pay Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be; provided that if the Lessees involved in such change and their assignees do not mutually agree on those adjustments, then such allocations shall be made in proportion to the respective Participating Interests of such Lessees and their assignees at the end of the Period.

As of January 1, 1997, the respective Participating Interests of the Lessees are as set out in paragraph (c) of the recitals on page 2 of this Amending Agreement.

2.10 **Clause 304.** Clause 304 is amended by deleting ", other than operations carried on

independently by Alberta Equity".

2.11 **<u>Clause 305.</u>** Clause 305 shall be deleted in its entirety and replaced by the following:

"305. Subject to the provisions of Article 5, Alberta Royalty shall be entitled to and shall receive, and each of the Lessees shall deliver to or to the order of Alberta Royalty at the Plant Gate, or dispose of on Her behalf pursuant to Article 5, for each Period during Transition, Production in Kind determined for such Lessee for such Period in accordance with Item (17) of Schedule "A-1" on account of such Lessee's proportionate share (determined pursuant to Clause 303) of Alberta Royalty's share of Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for such Period. For each Period during Transition, the Lessees shall cause Syncrude to make a good faith estimate:

(a) of the Deemed Net Profit of the Alberta Joint Venture for that Period;

(b) of Alberta Royalty's share of that Deemed Net Profit; and

(c) of Her Minimum Share for that Period;

calculated in accordance with the terms hereof and delivered to the parties at least 15 days before the start of the Period.

During each Period, the Lessees shall further cause Syncrude to adjust the good faith estimate for that Period each Month to reflect the actual results from that Month and any changes to the forecasted results for the remainder of that Period.

Each of the Lessees shall deliver to, or to the order of, Alberta Royalty at the Plant Gate, or dispose of on Her behalf pursuant to Article 5, during each Month of a Period on account of such Month's share of the Production in Kind to be delivered or disposed of during the then current Period, Production in Kind for such Lessee determined in accordance with Item (17) of Schedule "A-1" based on Alberta Royalty's share of the good faith estimate (adjusted Monthly) of the Deemed Net Profit of the Alberta Joint Venture, or of Her Minimum Share, for the Period, whichever is greater.

If, before the end of any Period, a Lessee has delivered to or to the order of Alberta

Royalty at the Plant Gate, or disposed of on Her behalf, Production in Kind greater or less than that to which She was entitled to receive from the Lessee in accordance with this agreement and the good faith estimate for that Period (as adjusted Monthly) and the amount of such overdelivery or overdisposition, or underdelivery or underdisposition, exceeds the Lessee's share (determined according to its Participating Interest) of the threshold amount of either $2,500,000 at the end of any quarter or $15,000,000 at the end of any Month, when valued in accordance with Item (17)(b)(ii) of Schedule "A-1", then:

(a) Alberta Royalty shall pay to such Lessee an amount in cash equal to the value of such overdelivery or overdisposition, or

(b) the Lessee shall pay to Alberta Royalty an amount in cash equal to the value of such underdelivery or underdisposition,

on or before the 25th day of the Month in which such value of the overdelivery, overdisposition, underdelivery or underdisposition, as the case may be, is determined to exceed the applicable threshold.

If, from time to time during Transition, the parties wish to modify the procedure for preparing and adjusting the good faith estimate or to change the threshold amounts which trigger an immediate settlement of an overdelivery, overdisposition, underdelivery or underdisposition, as noted above, then the parties may effect such changes by setting them out in an Amendment Letter.

2.12 **Clause 306.** Clause 306 shall be deleted in its entirety and replaced by the following:

"306. Within 90 days after the end of each Period during Transition the Lessees shall cause Syncrude to make the following calculations in accordance with this agreement:

(a) the Deemed Net Profit or loss of the Alberta Joint Venture;

(b) Alberta Royalty's share of the Deemed Net Profit or loss;

(c) Her Minimum Share;

(d) the total amount of Production in Kind delivered to or to the order of, or disposed

of on behalf of, Alberta Royalty by each Lessee; and

(e) the total amount paid, and the total amount received, as cash payments by each Lessee in respect of overdeliveries or overdispositions, or underdeliveries or underdispositions;

for that Period, and to provide Alberta Royalty with financial statements reported on by the shareholders' auditors of Syncrude setting forth details of those calculations and including an auditor's opinion as to the reasonableness of the calculations.

If, at the end of any Period, a Lessee has delivered to or to the order of Alberta Royalty at the Plant Gate, or disposed of on Her behalf, Production in Kind greater or less than that to which She was entitled to receive from the Lessee for that Period pursuant to the foregoing financial statements, and if such overdelivery, overdisposition, underdelivery or underdisposition was not settled pursuant to Clause 305, then:

(a) Alberta Royalty shall forthwith pay to the Lessee an amount in cash equal to the value of such overdelivery or overdisposition, or

(b) the Lessee shall forthwith pay to Alberta Royalty an amount in cash equal to the value of such underdelivery or underdisposition,

such value to be determined in accordance with Item (17)(b)(iii) of Schedule "A-1".

2.13 **Clause 308.** In the first and second sentence of Clause 308, the words "or the Minimum Share" shall be inserted after the words "Alberta Joint Venture".

2.14 **Clause 309.** Clause 309 shall be deleted in its entirety and shall be replaced by the following:

"309. At the time the Deemed Net Profit or loss of the Alberta Joint Venture or the Minimum Share for a Period during Transition is established to the mutual agreement of the Minister and the Lessees, or by arbitration or the courts, as the case may be, the Production in Kind so delivered to or disposed of on behalf of Alberta Royalty by each of the Lessees for such Period shall be adjusted to the extent necessary in accordance with the procedure in Clause 306."

2.15 **Clause 310.** Clause 310 shall be deleted in its entirety and shall be replaced by the following:

"310. After Transition or in the event of earlier termination of the Alberta Joint Venture pursuant to Article 6:

(a) the Lessees shall own the lessee's interest in the Leases, in the Mining Area and in the Leased Substances therein, in proportion to their respective Participating Interests; and

(b) Alberta Royalty's right to prescribe a royalty or a payment in lieu thereof, to be paid under the Leases pursuant to the provisions of the *Mines and Minerals Act* (or any legislation superseding it) with respect to the Leased Substances recovered in the Syncrude Project shall be automatically revived as of the date of such termination, and any waiver of such right by Alberta Royalty (as referred to in Clause 303) shall thereupon be null and void, provided however that the royalty or payment prescribed will not apply in respect of the Syncrude Project to the extent either conflicts with the provisions of Article 4."

2.16 **Clause 313.** Clause 313 is amended by deleting "Unless sooner terminated as provided in Clause 601, 604 or 605" and substituting "Until terminated as provided in Clauses 602, 603 or 604", and by deleting "Leased Substances" and substituting "Production in Kind".

2.17 **Article 4.** Article 4 shall be deleted in its entirety and replaced by the following:

"ARTICLE 4 - POST TRANSITION

401. In this Article 4:

(a) "allowed cost", "net revenue", "gross revenue" and "royalty calculation point" shall, subject to the other provisions in this Article 4, have the meaning ascribed to them in the Generic Royalty Regime, as those terms may be amended from time to time;

(b) "Amortization of the Capital Pool" shall have the meaning ascribed thereto in

Item (4) of Schedule "A-1";

(c) "Capital Credits Pool" shall have the meaning ascribed thereto in Item (7) of Schedule "A-1"; and

(d) "Deemed Interest Expense" shall have the meaning ascribed thereto in Item (11) of Schedule "A-1".

402. After Transition, Schedule "A-1" shall not be used to determine the Deemed Net Profit or loss of the Alberta Joint Venture, Alberta Royalty's share thereof or Her Minimum Share and Schedule "A-1" shall cease to have any application to the Alberta Crown Agreement, as amended by the Amendment dated January 1, 1997, and any force or effect whatsoever after that date, subject to Clause 406, to any provision of Schedule "A-1" that expressly applies in respect of a Period after Transition and to any outstanding liabilities and obligations, and any accounting or audit requirements or adjustments under the Alberta Crown Agreement in respect of any matter that arose on or before the end of Transition.

403. Subject to the provisions of this agreement, the Generic Royalty Regime shall apply to the Syncrude Project in respect of each Period after Transition.

404. For the purposes of applying the Generic Royalty Regime to the Syncrude Project and the Leased Substances recovered thereby after Transition, including the determination of Alberta Royalty's share of those Leased Substances and the products obtained from them in the Syncrude Project:

(a) the Syncrude Project shall be deemed to be a project approved by the Minister for the purposes of the Regime and the Lessees shall be deemed to be the owners of the project,

(b) to the extent the Regime as so incorporated provides for the Minister to specify:

(i) a description for each project approved by the Minister for the purposes of the Regime, the Minister shall specify a description for the Syncrude Project that is consistent with the form and content of the scheme described and approved in the Approval, referred to in Clause 101(ll), that

applies to the Syncrude Project on the effective date of the Project referred to below in Clause 404(b)(ii);

(ii) the effective date for each project for the purposes of the Regime, the Minister shall be deemed to have specified the first day immediately following Transition as the effective date for the Syncrude Project;

(iii) whether each project is a "Qualifying Joint Venture Project" for the purposes of the Regime, the Minister shall be deemed to specify the Syncrude Project as being such a Qualifying Joint Venture Project, and

(iv) who the initial operator of each project is for the purposes of the Regime, the Minister shall be deemed to have specified Syncrude as being the initial operator of the Syncrude Project, provided that Syncrude is the operator as of the effective date of the Project

and the parties acknowledge that items deemed in subclauses (a) and (b) can be changed by the Minister on application by the Lessees or as otherwise provided in the Generic Royalty Regime, or pursuant to Clause 1203.

405. In the event of any conflict or inconsistency between any provision of the Generic Royalty Regime and a provision of this agreement (other than a provision of this Article 4) the provisions of the Regime shall prevail.

406. In applying the Generic Royalty Regime to the Syncrude Project after Transition the following rules will also apply despite anything to the contrary express or implied in this agreement or the Generic Royalty Regime:

(a) if there is a deemed net loss of the Alberta Joint Venture for the Period in which Transition ends, then such loss shall be treated as an allowed cost under the Generic Royalty Regulation for the first Period after Transition;

(b) if Transition ends before December 31, 2003, as contemplated in Clause (oo)(ii) of this agreement, then the Amortization of the Capital Pool and the Deemed Interest Expense shall also be treated as an allowed cost under the Generic Royalty Regulation for each Period prior to December 31, 2003; and

(c) in the event Transition ends before December 31, 2003 and there is an outstanding balance in the Capital Credits Pool at the end of Transition, such outstanding balance shall be applied as a reduction against any proceeds payable to Alberta Royalty during the first Period after Transition in respect of Her royalty share referred to in Clause 407(a)(ii) (the "net royalty share"), but only to the extent the net royalty share exceeds the 1% royalty share referred to in Clause 407(a)(i). In the event there is an outstanding balance in the Capital Credits Pool at the end of the first Period after Transition such outstanding balance shall continue to be applied in the manner described above in the next and any subsequent Periods, as the case may be, until there is no outstanding balance in the Capital Credits Pool and the outstanding balance shall continue to accrue interest as it did during Transition. If Alberta Royalty amends the Generic Royalty Regime to take Her royalty share in kind, the parties shall by Amendment Letter amend this agreement to provide for the deduction of any outstanding balance then remaining in the Capital Credits Pool.

407. In this Clause the "Core Provisions" means the provisions included in the Generic Royalty Regime:

(a) providing for the calculation of the royalty reserved and payable to Alberta Royalty, on products obtained from oil sands recovered from agreements issued under the *Mines and Minerals Act* (or any legislation superseding it) in an oil sands project approved by the Minister for the purposes of the Regime and delivered during a Period at a royalty calculation point determined in accordance with the Regime for the project, on the basis of the greater of:

   (i) 1% of the total quantity of each product so obtained and delivered,

   (ii) the percentage of the total quantity so obtained and delivered that is determined by multiplying 25% by the ratio of the net revenue of the project for the Period by the project's gross revenue for the Period;

(b) providing for the application of a return allowance on losses or unrecovered investment in respect of a project calculated based on

(i) an average of the appropriate Selected Government of Canada long term benchmark yields published by the Bank of Canada, or

(ii) if the long term benchmark yields referred to in subparagraph (i) cease to be published by the Bank of Canada, a comparable substitute designated by the Minister in the place of those yields; and

(c) providing for capital costs that qualify as allowed costs to be fully deducted in the Period they are incurred in the same manner as operating costs that qualify as an allowed cost, in determining Her royalty share of oil sands products recovered in a project.

408. Despite any amendment or substitution of the Core Provisions under the Generic Royalty Regime, the Core Provisions as described in Clause 407 shall continue to apply in respect of the Syncrude Project, unaffected, and in particular to the calculation of Alberta Royalty's royalty share of the products obtained from the oil sands recovered in the Syncrude Project from the Leases and delivered, at a royalty calculation point for the Project, during each Period occurring after Transition and up to and including December 31, 2015.

409. Clause 408 does not in any way restrict the Minister from amending the Generic Royalty Regime to change the meaning of "net revenue", "gross revenue", "royalty calculation point" and "allowed costs" at any time after the Core Provisions are first enacted; provided however, that such changes will not apply in respect of the Syncrude Project to the extent they conflict with the provisions of this Article 4 relating thereto."

2.18 **ARTICLE 5** Clauses 501, 502, 503, 504, 505 and 506 shall be deleted in their entirety and replaced by the following:

"501. In this Article, "Alberta Share" when used in relation to a Lessee means the Production in Kind that such Lessee is required to deliver to Alberta Royalty pursuant to Clause 305 or 306.

502. On or before the last day of each Month during Transition, each Lessee shall, subject to Clause 503, dispose of on behalf of Alberta Royalty, the Alberta Share required to be delivered by that Lessee to Alberta Royalty for the Month at the deemed unit price

thereof (determined in accordance with Schedule "A-1") and in proportion to its respective share (determined pursuant to Clause 303) of Alberta Royalty's share of Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be. Each Lessee shall account to Alberta Royalty for such dispositions in the manner set out in Clause 504.

503. If at any time while a Lessee is disposing of its Alberta Share pursuant to Clause 502, Alberta Royalty desires to take delivery in kind of such Alberta Share, as the case may be, then Alberta Royalty shall send written notice ("terminating notice") to that effect to such Lessee or Syncrude, respectively, which notice shall fix a date that is the first day of a Month and that is not less than 180 days from the day on which the terminating notice was delivered. Commencing on the date fixed in the terminating notice, Alberta Royalty shall commence the taking in kind of such Alberta Share except that, in the case of any part of the Alberta Share that is being disposed of by a Lessee pursuant to a contract which cannot be terminated by the date fixed in the terminating notice, Alberta Royalty shall commence the taking in kind of that part upon the termination of that contract.

504. Each Lessee shall, on or before the 25th day of each Month, account for and pay to Alberta Royalty, the proceeds from all dispositions made during the previous Month by that Lessee on behalf of Alberta Royalty pursuant to Clause 502 or 503."

2.19 **Clauses 507 and 508.** Clauses 507 and 508 shall be renumbered as "Clause 505" and "Clause 506". In Clause 505 as so renumbered, the words "Failing the payment of any amount when due" shall be deleted and replaced by "Failing the payment when due of any payment obligation that arises hereunder during Transition".

2.20 **ARTICLE 6** Clauses 601, 602, 603, 604 and 606 shall be deleted in their entirety and replaced by the following:

"601. If substantial changes in circumstances occur before the end of Transition which are not now reasonably within the contemplation of the parties and which materially and adversely affect the position of any of the parties in the Syncrude Project or the Alberta Joint Venture, then:

(a) the Lessees may, if so affected, by notice in writing to Alberta Royalty, request a

review and change of the Alberta Joint Venture; and

(b) Alberta Royalty may, if so affected, by notice in writing to the Lessees, request a review and change of the Alberta Joint Venture.

602. In the event the parties hereto are unable, within 90 days of receipt of notice requiring or requesting a review and change, to agree on any change of the Alberta Joint Venture, either Alberta Royalty or the Lessees shall have the right at any time thereafter to terminate the Alberta Joint Venture (subject to the provisions of Clause 310 hereof) by delivering a notice in writing to that effect to the parties.

603. The Alberta Joint Venture terminates at the end of Transition provided however that such termination shall in no way affect the status of the Alberta Crown Agreement as a contract under section 9(a) of the *Mines and Minerals Act* (or any legislation superseding it)."

2.21 **Clause 605.** Clause 605 shall be renumbered as Clause 604 and in the seventh line of that Clause, the words "or the gross production royalty at any time" shall be deleted.

2.22 **Clause 702.** Clause 702 shall be amended by deleting "value of its gross production royalty" and substituting "Minimum Share"; by adding "and, for Transition, products produced from Off Lease Substances" after "Syncrude Project" in subparagraph (iii); by deleting "'A'" and substituting "'A-1'".

2.23 **Clause 703.** The period at the end of Clause 703(iv) is replaced by "; or" and the following subparagraph is added after Clause 703(iv);

"(v) Alberta Royalty is required by law to disclose."

2.24 **Clause 705.** Clause 705 is amended by replacing "Deputy Provincial Treasurer" with "Deputy Minister of Energy".

2.25 **Clause 706.** Clause 706 is amended by adding "during Transition" after "with respect to any Period".

2.26 **ARTICLE 9.** Article 9 shall be deleted in its entirety and replaced by the following:

"ARTICLE 9 - FORECASTING

901. The Lessees shall cause Syncrude to provide to Alberta Royalty by December 15 of each Year during Transition, a forecast of the volumes of each Leased Substance and products produced from Off Lease Substances anticipated by the Lessees to be recovered by the Syncrude Project and delivered at the Plant Gate during each of the 4 subsequent Years, and any other information reasonably required by Alberta Royalty."

2.27 **ARTICLE 11.** Article 11 shall be deleted in its entirety.

2.28 **ARTICLE 12.** Article 12 shall be deleted in its entirety and replaced by the following:

"ARTICLE 12 - BITUMEN BASED REGIME

1201. Alberta Royalty shall assess and review with members of the oil sands industry, options for a methodology for calculating a royalty based on crude bitumen. The assessment and review should be completed before January 1, 2008.

1202. The methodology for calculating a royalty based on crude bitumen shall provide for a recapture by Alberta Royalty of the remaining value of costs (if any) related to upgrader growth capital in accordance with an amortization methodology agreed to between Alberta Royalty and the Lessees, provided however, failing such agreement Alberta Royalty may provide for the recapture by way of regulation under the *Mines and Minerals Act* (or any legislation superseding it).

1203. Alberta Royalty grants to the Lessees the option, exercisable only once in accordance with Clause 1204, to elect to have the royalty reserved to Alberta Royalty under the Generic Royalty Regime be based on crude bitumen in accordance with the methodology developed from the assessment and review referred to in Clause 1201. If the Lessees exercise the option, the description of the Syncrude Project for the purposes of the Generic Royalty Regime may be amended by the Minister without application, to the extent necessary to implement the election.

1204. The Lessees may exercise the option granted under Clause 1203 anytime before January 1, 2010 by giving Alberta Royalty at least 120 days prior written notice. Once

exercised, the option shall terminate automatically and unconditionally and the Lessees shall not have the option to convert back to the previous approach of having the royalty reserved to Alberta Royalty under the Generic Royalty Regime based on the products obtained in the Syncrude Project from crude bitumen."

2.29 **Clause 1301.** The description of the parties and their addresses and telefax numbers listed after the first paragraph in Clause 1301 shall be deleted in their entirety and replaced by the following updated descriptions, addresses and contacts for the parties:

In the case of Alberta Royalty:

Department of Energy of Alberta
10th Floor, Petroleum Plaza North Tower
9945 - 108 Street
Edmonton, Alberta
T5K 2G6
Attention: Deputy Minister
Telecopier: (403) 427-7737

In the case of Alberta Energy Company Ltd.

Alberta Energy Company Ltd.
3900, 421 - 7 Avenue S.W.
Calgary, Alberta
T2P 4K9
Attention: Vice President
Telecopier: (403) 266-9747

In the case of AEC Oil Sands Limited Partnership:

AEC Oil Sands Limited Partnership
3900, 421 - 7 Avenue S.W.
Calgary, Alberta
T2P 4K9
Attention: President
Telecopier: (403) 266-9747

In the case of Athabasca Oil Sands Investments Inc.:

Athabasca Oil Sands Investments Inc.
1600, 401 - 9 Avenue S.W.
Calgary, Alberta
T2P 2H7
Attention: Vice President, Finance & Chief Financial Advisor
Telecopier: (403) 233-5500

In the case of Canadian Occidental Petroleum Ltd.:

Canadian Occidental Petroleum Ltd.
1500, 635 - 8 Avenue S.W.
Calgary, Alberta
T2P 3Z1
Attention: Senior Vice President, Exploration & Production, North America
Telecopier: (403) 234-6971

In the case of Canadian Oil Sands Investments Inc.:

Canadian Oil Sands Investments Inc.
P.O. Box 2850
150 - 9 Avenue S.W.
Calgary, Alberta
T2P 3H9
Attention: Chief Executive Officer
Telecopier: (403) 290-3319

In the case of Gulf Canada Resources Limited:

Gulf Canada Resources Limited
P.O. Box 130, Station M
401 - 9 Avenue S.W.
Calgary, Alberta
T2P 2H7
Attention: Senior Vice-President, Operations
Telecopier: (403) 233-5568

In the case of Imperial Oil Resources:

Imperial Oil Resources
P.O. Box 2480, Station M
237 - 4 Avenue S.W.
Calgary, Alberta
T2P 0H6
Attention: Vice President & General Manager - Oil Sands
Telecopier: (403) 237-4300

In the case of Mocal Energy Limited:

Mocal Energy Limited
c/o Japan Canada Oil Co., Ltd.
3-8-1, Kasumigaseki
Chiyoda-ku
Tokyo 100, Japan
Attention: Vice-President
Telecopier: Tokyo (03) 3595-3020

In the case of Murphy Oil Company Ltd.:

Murphy Oil Company Ltd.
#2100, 555 - 4 Avenue S.W.
Calgary, Alberta
T2P 3E7
Attention: Vice-President
Telecopier: (403) 294-8834

In the case of Petro-Canada:

Petro-Canada
P.O. Box 2844, Station M
150 - 6 Avenue S.W.
Calgary, Alberta
T2P 3E3
Attention: Vice-President, Technology
Telecopier: (403) 296-3176

In the case of Syncrude Canada Ltd.:

Syncrude Canada Ltd.
200, 9911 MacDonald Avenue
P.O. Bag 4023, M.D. 2800
Fort McMurray, Alberta
T9H 3H5
Attention: Chief Financial Officer & Vice President,
Business & Corporate Affairs

2.30 **Clause 1401.** In the fifth line of Clause 1401, the words "or the determination of the Minimum Share" shall be inserted after the closed bracket and before the comma. In subparagraph (a) of Clause 1401, the two references to "Supreme Court" shall be deleted and replaced by "Court of Queen's Bench". In the last line of subparagraph (c) of Clause 1401, the words "or an Allowed Preproduction Cost" shall be deleted.

2.31 **Clause 1503.** The following sentence is added to the end of Clause 1503:

"This Clause shall not apply to Alberta Royalty if Article 12 of the Ownership and Management Agreement is amended without the consent of Alberta Royalty, which consent will not be unreasonably withheld. Alberta Royalty shall be provided with a copy of any amendment to the Ownership and Management Agreement and notice of any change in Participating Interests and the effective date thereof, immediately after the amendment or change is made."

2.32 **Clause 1603.** In Clause 1603 the references to "603, 605" shall be deleted and replaced by "602, 603".

2.33 **Schedule "A"** After December 31, 1996, Schedule "A" to the Alberta Crown Agreement shall not be used to determine the Deemed Net Profit or loss of the Alberta Joint Venture and Schedule "A" shall cease to have any application to the Alberta Crown Agreement and any force or effect whatsoever after that date, subject to any pre-existing or outstanding liabilities and obligations and to any accounting or audit requirements or adjustments under the Alberta Crown Agreement in respect of any matter which arose on or before that date.

2.34 **Schedule "A-1"** Effective January 1, 1997, Schedule "I" to this Amending Agreement shall be attached as Schedule "A-1" to the Alberta Crown Agreement, in place of Schedule "A",

and shall thereafter form part of the Alberta Crown Agreement, as amended by this Amending Agreement, subject to Paragraph 2.34.

2.35 The Alberta Crown Agreement and all Amendments thereto including this Agreement, terminate on December 31, 2015 and cease to have application after that date except that

(a) their provisions shall remain in force and apply for the purposes of any outstanding liabilities and obligations and any accounting, adjustment or audit in respect of any matter concerning them which arose on or prior to that date and which is done in accordance with their terms, and

(b) clauses 403 and 404 shall survive such termination.

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________

Per: ______________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

ALBERTA ENERGY COMPANY LTD.

Per: ______________________

Per: ______________________

GULF CANADA RESOURCES LIMITED

Per: ______________________

Per: ______________________

AEC OIL SANDS LIMITED PARTNERSHIP
by its general partner, AEC Oil Sands Ltd.

Per: ______________________

Per: ______________________

IMPERIAL OIL RESOURCES
by its general partners,
Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited

Per: ______________________

Per: ______________________

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ______________________

Per: ______________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

ALBERTA ENERGY COMPANY LTD.

Per: ______________________ Roger D. Dunn, Vice-President

Per: ______________________ Brian C. Ferguson, Corporate Secretary

GULF CANADA RESOURCES LIMITED

Per: ______________________

Per: ______________________

AEC OIL SANDS LIMITED PARTNERSHIP
by its general partner, AEC Oil Sands Ltd.

Per: ______________________

Per: ______________________

IMPERIAL OIL RESOURCES
by its general partners,
Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited

Per: ______________________

Per: ______________________

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: [signature]

Per: [signature]

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________

Per: ____________________

ALBERTA ENERGY COMPANY LTD.

Per: ____________________

Per: ____________________

GULF CANADA RESOURCES LIMITED

Per: ____________________

Per: ____________________

AEC OIL SANDS LIMITED PARTNERSHIP
by its general partner, AEC Oil Sands Ltd.

Per: [signature] Barry D. Gilchrist, Director

Per: [signature] Derek S. Bwint, Director

IMPERIAL OIL RESOURCES
by its general partners,
Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited

Per: ____________________

Per: ____________________

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ____________________

Per: ____________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________

Per: ____________________

ALBERTA ENERGY COMPANY LTD.

Per: ____________________

Per: ____________________

GULF CANADA RESOURCES LIMITED

Per: ____________________

Per: ____________________

AEC OIL SANDS LIMITED PARTNERSHIP
by its general partner, AEC Oil Sands Ltd.

Per: ____________________

Per: ____________________

IMPERIAL OIL RESOURCES
by its general partners,
Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited

Per: ____________________

Per: ____________________

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA,
as represented by the Minister of Energy of Alberta

Per: ____________________

Per: ____________________

CANADIAN OIL SANDS INVESTMENTS INC.

Per: ____________________

Per: ____________________

ALBERTA ENERGY COMPANY LTD.

Per: ____________________

Per: ____________________

GULF CANADA RESOURCES LIMITED

Per: ____________________
SENIOR VICE PRESIDENT

Per: ____________________
ASSISTANT SECRETARY

AEC OIL SANDS LIMITED PARTNERSHIP
by its general partner, AEC Oil Sands Ltd.

Per: ____________________

Per: ____________________

IMPERIAL OIL RESOURCES
by its general partners,
Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited

Per: ____________________

Per: ____________________

Page 31 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

HER MAJESTY IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy of Alberta	**CANADIAN OIL SANDS INVESTMENTS INC.**
Per: [signature]	Per: ______________________
Per: [signature]	Per: ______________________
ALBERTA ENERGY COMPANY LTD.	**GULF CANADA RESOURCES LIMITED**
Per: ______________________	Per: ______________________
Per: ______________________	Per: ______________________
AEC OIL SANDS LIMITED PARTNERSHIP by its general partner, AEC Oil Sands Ltd.	**IMPERIAL OIL RESOURCES** by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Venture Limited
Per: ______________________	Per: Howard B. Dingle
Per: ______________________	Per: [signature]

Page 32 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________
VICE-PRESIDENT

Per: ______________________
VICE-PRESIDENT

MOCAL ENERGY LIMITED

Per: ______________________

Per: ______________________

CANADIAN OCCIDENTAL PETROLEUM LTD.

Per: ______________________

Per: ______________________

MURPHY OIL COMPANY LTD.

Per: ______________________

Per: ______________________

PETRO-CANADA

Per: ______________________

Per: ______________________

Page 32 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ____________________________

Per: ____________________________

MOCAL ENERGY LIMITED

Per: ____________________________

Per: ____________________________

CANADIAN OCCIDENTAL PETROLEUM LTD.

Per: ____________________________

Per: ____________________________

MURPHY OIL COMPANY LTD.

Per: ____________________________

Per: ____________________________

PETRO-CANADA

Per: ____________________________

Per: ____________________________

Page 32 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ____________________

Per: ____________________

MOCAL ENERGY LIMITED

Per: ____________________

Per: ____________________

CANADIAN OCCIDENTAL PETROLEUM LTD.

Per: ____________________
SENIOR VICE PRESIDENT.

Per: ____________________
ASSISTANT SECRETARY

MURPHY OIL COMPANY LTD.

Per: ____________________

Per: ____________________

PETRO-CANADA

Per: ____________________

Per: ____________________

Page 32 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

MOCAL ENERGY LIMITED

Per: ______________________

Per: ______________________

CANADIAN OCCIDENTAL PETROLEUM LTD.

Per: ______________________

Per: ______________________

MURPHY OIL COMPANY LTD.

Per: ______________________

Per: ______________________

PETRO-CANADA

Per: ______________________

Per: ______________________

Page 32 to the Amendment to Alberta Crown Agreement dated January 1, 1997, entitled *Amendment No. 6: Transition Terms*

ATHABASCA OIL SANDS INVESTMENTS INC.

Per: ______________________

Per: ______________________

MOCAL ENERGY LIMITED

Per: ______________________

Per: ______________________

CANADIAN OCCIDENTAL PETROLEUM LTD.

Per: ______________________

Per: ______________________

MURPHY OIL COMPANY LTD.

Per: ______________________

Per: ______________________

PETRO-CANADA

Per: ______________________
VICE-PRESIDENT

Per: ______________________
ASSISTANT SECRETARY

SCHEDULE "I"

THIS IS **SCHEDULE "A-1"** TO
ALBERTA CROWN AGREEMENT
DATED AS OF FEBRUARY 4, 1975,
AS AMENDED BY AMENDMENT DATED
JANUARY 1, 1997, ENTITLED
AMENDMENT NO. 6: TRANSITION
TERMS & POST-TRANSITION TERMS

TRANSITION TERMS

TABLE OF CONTENTS

INTRODUCTION

By the terms of the Alberta Crown Agreement, Alberta Royalty and the Lessees created the Alberta Joint Venture for the conduct of the Syncrude Project.

By the terms of the Alberta Crown Agreement, as amended by an amending agreement dated January 1, 1997, during Transition Alberta Royalty is entitled to a share of the Deemed Net Profit from the Alberta Joint Venture based on the Transition Rate or to Her Minimum Share, whichever amount is greater.

This Schedule "A-1" sets forth the accounting principles and the procedures to be applied in determining:

(a) the Deemed Net Profit or loss of the Alberta Joint Venture;
(b) Alberta Royalty's share of the Deemed Net Profit or loss; and
(c) Alberta Royalty's Minimum Share;

for each Period during Transition, and defines the various components of such determinations, including: Allowed Operating Costs, Amortization of the Capital Pool, Annual Capital Credit, Capital Credits Pool, Deemed Gross Revenue, Deemed Interest Expense and the Transition Rate.

This Schedule "A-1" also describes generally the accounting records to be maintained and the accounting practices to be applied by Syncrude, as operator of the Syncrude Project, in respect of the matters contained herein for each Period during Transition.

For ease of reference, each subsequent numbered paragraph is referred to as an "Item" and where reference is made to an Item in this Schedule "A-1", the reference is to an Item contained herein unless the context indicates the reference is to a provision of the Alberta Crown Agreement or some other document.

DETERMINATION OF DEEMED NET PROFIT OR LOSS

For the Alberta Joint Venture

The Deemed Net Profit or loss of the Alberta Joint Venture for each Period during Transition shall be determined by deducting from Deemed Gross Revenue for the Period the aggregate of Allowed Operating Costs, Deemed Interest Expense and Amortization of the Capital Pool for that Period.

Alberta Royalty's Share of Deemed Net Profit & Minimum Share

If the Deemed Gross Revenue of the Alberta Joint Venture in any Period during Transition exceeds the aggregate of Allowed Operating Costs, Deemed Interest Expense and Amortization of the Capital Pool for that Period, then Alberta Royalty's share of the resultant Deemed Net Profit from the Alberta Joint Venture shall be determined as follows:

(DP x TR) - (AC + CP) = AS, where:

DP - represents the Deemed Net Profit of the Alberta Joint Venture for that Period;

TR - represents the Transition Rate for that Period;

(DP x TR) - represents Alberta Royalty's unadjusted share of Deemed Net Profit ("Unadjusted Share");

AC - represents the Annual Capital Credit for that Period;

CP - represents the outstanding balance in the Capital Credits Pool at the end of that Period; and

AS - represents Alberta Royalty's share of the Deemed Net Profit for that Period;

it being understood and agreed:

(a) that the full amount of the Annual Capital Credit for such Period must be deducted from the Unadjusted Share before any outstanding balance in the Capital Credits Pool is deducted from that share;

(b) that if the Annual Capital Credit exceeds the Unadjusted Share for that Period, then the portion of the Annual Capital Credit that is equal to the Unadjusted Share shall be deducted from the Unadjusted Share, and the balance of the Annual Capital Credit remaining after such deduction shall be added to the Capital Credits Pool as of the first day of the next Period; and

(c) that if Alberta Royalty's share of the Deemed Net Profit is less than the Minimum Share, then the deductions referred to in paragraphs (a) and (b) above shall not be made and Alberta Royalty shall receive the Minimum Share and the difference between that Minimum Share and Her share of Deemed Net Profit shall be carried forward and allowed as an Allowed Operating Cost in computing the Deemed Net Profit or loss of the Alberta Joint Venture for the next Period.

Each Lessee shall be liable for and shall ensure that Alberta Royalty receives such portion of Alberta Royalty's share of the Deemed Net Profit or Minimum Share as is attributable to such Lessee based on that Lessee's Participating Interest.

Lessee's Share of Deemed Net Profit

If the Deemed Gross Revenue of the Alberta Joint Venture in any Period during Transition exceeds the aggregate of Allowed Operating Costs, Deemed Interest Expense and Amortization of the Capital Pool for that Period, then each Lessee shall receive its share of the resultant Deemed Net Profit from the Alberta Joint Venture in proportion to its Participating Interest, recognizing that while the Alberta Crown Agreement establishes one joint venture between Alberta Royalty and the Lessees, the Deemed Net Profit or loss calculation shall be determined individually for each Lessee in accordance with and subject to the following considerations and conditions:

(a) Deemed Gross Revenue attributable to Synthetic Crude Oil in the Period shall be allocated to each Lessee in proportion to its Participating Interest;

(b) Allowed Operating Costs, Deemed Interest Expense and Amortization of the Capital Pool for the Period shall be allocated to each Lessee in proportion to its Participating Interest;

(c) The Annual Capital Credit and any balance in the Capital Credits Pool for the Period, deducted as a credit in the calculation of Alberta Royalty's share of Deemed Net Profit, shall also be allocated to each Lessee in proportion to its Participating Interest.

(d) If the sum of (a) and (b) above results in a deemed net loss for the Period for any Lessee (as discussed below), such deemed net loss shall be carried forward and treated as an Allowed Operating Cost in computing the Deemed Net Profit or loss of such Lessee for the next Period during Transition; and

(e) In the event a Lessee takes delivery and disposes of its share of any Leased Substance (other than Synthetic Crude Oil) in any Month and some or all of the other Lessees defer delivery of their share of that Leased Substance, then for purposes of determining the Deemed Net Profit or loss of the Alberta Joint Venture in the current Period during Transition (and only for that purpose), the revenue from such Lessee's disposition shall be deemed to have been allocated among all Lessees in proportion to their respective Participating Interests, and the Lessees shall agree as between themselves how adjustments will be made outside the Alberta Crown Agreement to eliminate or minimize any disparity arising from such event.

Deemed Net Loss

If the sum of Allowed Operating Costs, Deemed Interest Expense and Amortization of the Capital Pool for any Period during Transition exceeds the Deemed Gross Revenue for that Period, then:

(a) the amount of the resultant deemed net loss shall be carried forward and allowed as an Allowed Operating Cost in computing the Deemed Net Profit or loss of the Alberta Joint Venture for the next Period during Transition; and

(b) the Annual Capital Credit for that Period shall be added to the Capital Credits Pool as of the beginning of the next Period during Transition.

DEFINITION OF TERMS

Unless there is something in the subject matter or context inconsistent therewith, capitalized expressions in this Schedule "A-1" have the same meaning ascribed to them in the Alberta Crown Agreement or the meanings set out below, as the case may be.

In this Schedule "A-1":

(1) "**Alberta Crown Agreement**" means the agreement between Alberta Royalty and the Lessees, dated as of February 4, 1975 and entitled *Alberta Crown Agreement*, as amended by various amendments made from time to time after that date, including the amending agreement, dated January 1, 1997 and entitled *Amendment No. 6: Transition Terms & Post-Transition Terms* of which this Schedule is a part.

(2) "**Allowed Capital Costs**" means the following costs incurred in the Syncrude Project during Transition; it being understood and agreed that, 43% of the aggregate amount of such costs incurred during a Period shall comprise the Annual Capital Credit for that Period and, notwithstanding anything to the contrary express or implied herein, the balance of the aggregate amount of such costs for the Period shall neither be amortized nor treated as Allowed Operating Costs:

(a) Preproduction Costs from Additional Leases

Costs incurred in the Syncrude Project prior to January 1, 1997 to develop the Additional Leases shall be treated as Allowed Capital Costs in the first Period of Transition;

(b) Costs of Capital Additions (after December 31, 1996)

Costs incurred in the Syncrude Project during Transition to acquire or construct property, plant and equipment to produce Synthetic Crude Oil and other Leased Substances in the Syncrude Project; to transport to and within, and to receive at, the Syncrude Project, Off Lease Substances; to produce products from Off Lease Substances in the Syncrude Project; or to provide related field, office, administrative and other services;

Costs of Capital Additions shall include, but are not restricted to:

(i) Laid down cost of equipment, materials and supplies before installation or assembly;

(ii) Direct and allocated costs of constructing, installing, assembling or erecting plant and equipment including the costs of direct labour, benefits and an allocation of plant overhead costs. Plant overhead costs allocated to property, plant and equipment are those costs directly related to constructing, installing, assembling or erecting plant and equipment which cannot be conveniently identified with a specific plant, and shall not include any allocation of administrative and other costs which cannot be conveniently identified with constructing, installing, assembling or erecting plant and equipment;

(iii) Costs for work performed by other companies or individuals;

Where the total capital cost per item is less than $1,000 it shall be considered an Allowed Operating Cost in the Period in which the expenditure is incurred;

(c) Costs of Replacements (after December 31, 1996)

Costs incurred in the Syncrude Project during Transition to replace property, plant and equipment acquired to produce Synthetic Crude Oil and other Leased Substances in the Syncrude Project; to transport to and within, and to receive at, the Syncrude Project, Off Lease Substances; to produce products from Off Lease Substances in the Syncrude Project or to provide related field, office, administrative and other services. A replacement is a capital asset which performs either a complete operating function, such as:

- a building
- a drag line
- bucket wheel excavators
- a power shovel

- a heavy hauler
- conveyors (but not cost of belting, idler rollers, etc.)
- a hydraulic ore transport train,

or:

in the case of the replacement of a portion of a unit, results in an increase in the productive capacity, efficiency or life of the unit;

Costs included as Cost of Replacements shall be the same as set out in subparagraphs (b)(i), (ii) and (iii) above for Capital Additions, except that where a replacement costs less than $100,000 it shall be considered an Allowed Operating Cost in the Period in which the expenditure is incurred.

Where property, plant and equipment from the Capital Pool is disposed of and replaced during Transition and the cost of the replacement is equal to or greater than $100,000, the related proceeds of disposition shall be treated as a reduction of Allowed Operating Costs and the unamortized balance of the asset being replaced shall be transferred from the Capital Pool to Allowed Operating Costs for the Period in which such disposition occurs. Where the disposition and replacement arise from an insured loss, the insurance recoveries in respect of that loss shall be treated as a reduction of Allowed Operating Costs; provided, that the related premiums were included as an Allowed Operating Cost of the Syncrude Project;

Where property, plant and equipment from the Capital Pool is disposed of and replaced during Transition and the cost of the replacement is less than $100,000, the related proceeds of disposition shall be treated as a reduction of the Capital Pool for the Period in which such disposition occurs and the unamortized balance of the asset being replaced shall remain in the Capital Pool and continue to be amortized as Amortization of the Capital Pool;

Where property, plant and equipment from the Capital Pool is disposed of during Transition and not replaced, the related proceeds of disposition shall be treated as a reduction of the Capital Pool for the Period in which such disposition occurs and the unamortized balance of the asset being replaced shall remain in the Capital Pool and continue to be amortized as Amortization of the Capital Pool. Where the disposition arises from an insured loss, the insurance recoveries in respect of that loss shall be treated as a reduction of the Capital Pool; provided, that the related premiums were included as an Allowed Operating Cost of the Syncrude Project;

Where any property, plant and equipment is disposed of during Transition and such asset was acquired prior to January 1, 1997 and its cost was treated as Special Capital Costs pursuant to the *Amendment* dated January 1, 1983, or as an

Allowed Operating Cost, the related proceeds of disposition shall be treated as a reduction of Allowed Operating Costs for the Period in which such disposition occurs. Where the disposition arises from an insured loss, the insurance recoveries in respect of that loss shall also be treated as a reduction of Allowed Operating Costs; provided, that the related premiums were included as an Allowed Operating Cost of the Syncrude Project;

Where any property, plant and equipment is acquired and disposed of during Transition and the cost of such asset was treated as an Allowed Capital Cost, the related proceeds of disposition shall be treated as a reduction of Allowed Capital Costs for the Period in which such disposition occurs, regardless of whether the asset is or is not replaced. Where the disposition arises from an insured loss, the insurance recoveries in respect of that loss shall also be treated as a reduction of Allowed Capital Costs; provided, that the related premiums were included as an Allowed Operating Cost of the Syncrude Project;

Where any property, plant or equipment is acquired and disposed of during Transition and the cost of such asset was treated as an Allowed Operating Cost, as contemplated in Items (3)(f) and (g), the related proceeds of disposition shall be treated as a reduction of Allowed Operating Costs for the Period in which such disposition occurs, regardless of whether the asset is or is not replaced.

(d) Cost of Additional Leases

Costs reasonably and necessarily incurred by the Lessees in respect of the Additional Leases, excluding the cost of acquiring those Leases; and

(e) Cost of Capital Leases

Capitalized costs of capital leases.

(3) "**Allowed Operating Costs**" means those costs incurred during Transition in respect of the Syncrude Project to produce Synthetic Crude Oil and other Leased Substances in the Syncrude Project; to purchase and to transport to and within, and to receive at, the Syncrude Project, Off Lease Substances; to produce products from Off Lease Substances in the Syncrude Project; or to provide related field, office, administrative and other services. Such costs shall include but not be limited to:

(a) funds expended on deposits acceptable to the Province of Alberta in amounts sufficient to ensure to the satisfaction of the Province of Alberta proper reclamation of the lands involved in the Syncrude Project. Such funds expended shall be allowed as deductions from Deemed Gross Revenue in lieu of any accrual for future land reclamation. To the extent that these funds expended are refunded

upon satisfactory reclamation, they will be deducted from Allowed Operating Costs or included in other net proceeds under the Generic Royalty Regime, as the case may be, for the Period in which the funds are refunded.

(b) costs of labour, services and supplies necessary for the operation of the Syncrude Project. Such labour, services and supplies may be obtained from the Lessees and their Affiliates and shall be at competitive rates and prices or in accordance with industry or professional fee structures if applicable. Costs of the Syncrude Project incurred during Transition, shall also include Lessees' costs reasonably and necessarily incurred on behalf of and charged to the Syncrude Project;

(c) Cost of Housing;

(d) costs of utilities services, including corporate income taxes and all other amounts billed by TransAlta Energy Corporation, or its successors, in respect of the Utilities Plant;

(e) costs of repairs and maintenance including but not limited to, direct labour including benefits, materials and supplies and work performed by other companies or individuals;

(f) Costs of Replacements costing less than $100,000 per item in accordance with Item (2)(c);

(g) Capital Additions costing less than $1,000 per item in accordance with Item (2)(b);

(h) costs of receiving and purchasing Off Lease Substances, including the costs of transporting them to the Facilities to the extent such transportation costs are not included in the purchase costs; and

(i) in any Period during Transition when the Minimum Share is greater than Alberta Royalty's share of the Deemed Net Profit for that Period, the difference between that Minimum Share and Her share of Deemed Net Profit shall be carried forward and treated as an Allowed Operating Cost in calculating the Deemed Net Profit or loss of the Alberta Joint Venture for the next Period.

(j) in any Period during Transition, if Syncrude intends to undertake a workforce adjustment program or similar scheme designed to reduce its workforce by offering enhancements funded under the Retirement Plan for the employees of Syncrude Canada Ltd., and the total cost of such program or scheme exceeds $4,000,000, then prior to announcement Syncrude will provide particulars of the program or scheme to Alberta Royalty, including the estimated total cost. Syncrude and Alberta Royalty will endeavour to agree upon what portion of the

costs of the program or scheme shall be included as an Allowed Operating Cost on an accrual basis pursuant to generally accepted accounting principles and what portion of the costs will be included as an Allowed Operating Cost on a cash basis at the time the costs are actually incurred. In the event Alberta Royalty and Syncrude are unable to reach such agreement, the amount to be treated on an accrual basis will be equal to the product derived from multiplying the total estimated cost of the program or scheme at the time of its announcement by an amount equal to A, where:

$A = \frac{B}{C}$, and

B - represents the total volume of Synthetic Crude Oil and crude bitumen recovered from the Original Leases by the Syncrude Project and delivered at the Plant Gate during the term of such program or scheme; and

C - represents the total volume of Synthetic Crude Oil and crude bitumen recovered from the Leases by the Syncrude Project and delivered at the Plant Gate during the same time period;

and the balance of the costs of the program or scheme shall be treated on a cash basis, as contemplated above.

(4) "**Amortization of the Capital Pool**" means the amortization of the Capital Pool on a straight-line basis from January 1, 1997 to December 31, 2003, inclusive.

(5) "**Annual Capital Credit**" means, in respect of each current Period during Transition, 43% of the Allowed Capital Costs incurred during that Period, to be applied as a credit to the account of the Lessees in the determination of Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture, in accordance with the terms hereof.

(6) "**Average Capital Employed**" means the sum of the unamortized balance of the Capital Pool (as it pertains only to Average Capital Employed) at the end of each Month during the current Period divided by the number of Months in such Period, plus Deemed Working Capital.

(7) "**Capital Credits Pool**" means, in respect of each current Period, the aggregate of any Annual Capital Credits that could not be completely deducted or utilized as such in the determination of Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture in a prior Period, as contemplated herein, together with interest thereon compounded annually in accordance with the following calculation:

$$\frac{(O + C)}{2} \times I = IA, \text{ where:}$$

O - represents the opening balance of the Capital Credits Pool at the beginning of each Period;

C - represents the closing balance of the Capital Credits Pool at the end of each Period;

I - represents the average of the monthly **"over 10 year"** Government of Canada bond rate (as published in the Bank of Canada Review) for the 12 months from November of the Year preceding the Period to November of the current Year;

IA - represents the interest amount to be added to the Capital Credits Pool at the end of the Period provided that if the Period is a partial Year the interest amount shall be proportionately reduced.

(8) **"Capital Pool"** means the aggregate of the unamortized balances of both the "Allowed Capital Costs" and the "Allowed Preproduction Costs" at the end of December, 1996, as defined and determined in accordance with Schedule "A" to the Alberta Crown Agreement prior to its amendment on January 1, 1997, and as may be subsequently adjusted from time to time after the disposal of any asset therefrom pursuant to Item (2)(c).

(9) **"Cost of Housing"** means housing costs of Syncrude, including the unrecovered costs of Northward, to provide offsite housing for the Syncrude Project. Unrecovered costs of Northward shall be the excess of costs and expenses, including financing costs (but excluding income taxes), over housing revenues. Where such calculation results in an excess of housing revenue over costs and expenses, such excess will be deducted from Allowed Operating Costs; provided that, such cost reductions will not exceed in the aggregate the unrecovered costs of Northward since the Date of Start of Production included in the Capital Pool plus unrecovered costs of Northward included in Allowed Operating Costs subsequent to the Date of Start of Production.

(10) **"Deemed Gross Revenue"** means the aggregate of the amounts obtained by multiplying the actual volumes of each Leased Substance recovered in the Syncrude Project during Transition by the deemed unit price of such Leased Substance, minus the aggregate of all net deficiency payments made in respect of the Synthetic Crude Pipeline prior to the date of determining Deemed Gross Revenue and which have not been deducted in a previous determination of Deemed Gross Revenue, and

(a) in the case of Synthetic Crude Oil, the deemed unit price shall be determined on

or before the first day of each Month as follows:

(i) if Alberta Royalty and the Lessees agree that the Synthetic Crude Oil recovered from the Alberta oil sands is sufficiently, widely and publicly sold to establish the fair market price per unit at the Plant Gate, such price shall be used;

(ii) failing (i), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the price of a comparable crude oil in Edmonton sold under comparable conditions in comparable volumes. Suitable adjustments shall be made for quality (recognizing the unique properties of the Synthetic Crude Oil) and deduction for pipeline tariff and other reasonable transportation charges from the Plant Gate to Edmonton;

(iii) failing (i) and (ii), Alberta Royalty and the Lessees will endeavour to agree upon a unit price at the Plant Gate based on the fair market value of the Synthetic Crude Oil relative to competitive energy supplies in the markets served by such Synthetic Crude Oil. Adjustments will be incorporated for quality, for any governmental tax, surcharge, levy or like imposition and for reasonable transportation charges from the Plant Gate to such markets; or

(iv) in the event Alberta Royalty and the Lessees do not agree upon a suitable fair market value in (iii) above, Alberta Royalty shall establish a unit price which shall be the price at which Alberta Royalty will purchase the full plant output for such Month with each of the Lessees having the right to repurchase up to its full Participating Interest at such price; and for purposes of the determination of deemed unit price of Synthetic Crude Oil under this Item (10)(a), the Lessees may act or agree only by resolution of the Management Committee established pursuant to the Ownership and Management Agreement among the Lessees and Syncrude; and

(b) in the case of other Leased Substances the deemed unit prices shall be established as of the date of sale or other disposition as follows:

(i) the unit price shall be the unit price at the Plant Gate at which such other Leased Substances are being sold or otherwise disposed of; or

(ii) if Alberta Royalty does not agree to such unit price, Alberta Royalty shall establish a unit price at which Alberta Royalty will purchase the other Leased Substances being sold, with each of the selling Lessees having the right to repurchase up to its full Participating Interest in such other Leased Substances at such price;

For purposes of the determination of deemed unit prices of other Leased Substances under this Item (10)(b), the agreement shall be between Alberta Royalty and the individual Lessees. Suitable adjustments shall be made to the unit prices for reasonable charges associated with the handling and transportation of other Leased Substances and the operation of the storage or stockpile facilities of the individual Lessee off the Project Site which have been agreed upon under Clause 101(hh) of the Alberta Crown Agreement; and

Volumes of Leased Substances recovered in the Syncrude Project, shall not be included in Deemed Gross Revenue until they are sold or otherwise disposed of. For purposes of calculating Deemed Gross Revenue, Leased Substances shall be deemed to have been sold or otherwise disposed of when they leave the Plant Gate.

This Item (10) shall not apply to proceeds from the disposition of metals that are Leased Substances extracted from catalyst used by the Syncrude Project, unless otherwise specified by the Minister.

(11) "**Deemed Interest Expense**" means interest calculated as at the end of each Period prior to January 1, 2004 in lieu of actual interest at the rate of 8% simple interest per annum based on 75% of the Average Capital Employed.

(12) "**Deemed Working Capital**" means the Allowed Operating Costs for any Period during Transition divided by the number of Months in such Period plus the sum of the Inventories at the end of each Month of such Period divided by the number of Months in such Period.

(13) "**Inventories**" means those quantities of spare parts, plant maintenance materials and operating supplies, chemicals and catalysts, stored for future use or consumption in the operation of the Syncrude Project except that certain major spare parts may more appropriately be charged to Allowed Capital Costs and certain low value operating supplies and maintenance materials may be charged to Allowed Operating Costs at the time of purchase. Inventories shall be valued at cost. Inventories do not include Off Lease Substances.

(14) "**Non-Allowed Costs**" means those costs incurred during Transition which shall be excluded from the determination of Deemed Net Profit or loss, including but not limited to the following:

(a) costs not associated with the Syncrude Project;

(b) costs not incurred by or on behalf of the Lessees;

(c) management fees that are charged by the Lessees and their Affiliates which

cannot be defined as costs of services or supplies as described in Item (3);

(d) fundamental research costs and activities not related or reasonably allocable to the Syncrude Project or any planned expansion thereof. Such costs will include a reasonable allocation of overhead and administrative charges;

(e) cost of acquiring the Additional Leases or any other oil sands leases for the Syncrude Project;

(f) charges paid to the Lessees for the use of technology or assets which were developed or acquired by Syncrude or the Lessees and in the possession of Syncrude prior to February 23, 1972 except the technology described in Attachment No. 1 to this Schedule "A-1";

(g) interest costs, except: interest to the extent allowed under Items (7) and (11); unrecovered interest costs of Northward; and sundry interest charges or penalties arising from late payment of accounts owing by Syncrude;

(h) corporate income taxes, except for any income tax element included in billings that result in Allowed Capital Costs or Allowed Operating Costs;

(i) fees and expenses of arbitration or litigation of any disputes with Alberta Royalty arising under the Alberta Joint Venture;

(j) 50% of the amount of any costs incurred in respect of the human consumption of food or beverages or the enjoyment of entertainment;

Notwithstanding anything to the contrary contained in this Schedule "A-1", costs which are unreasonable in the circumstances shall not be allowed in the determination of the Deemed Net Profit or loss of the Alberta Joint Venture, either as an Allowed Capital Cost or an Allowed Operating Cost, or otherwise.

(15) "**<u>Other Net Proceeds and Recoveries</u>**" means all net proceeds and recoveries relating to the Syncrude Project, other than Deemed Gross Revenue and the proceeds from the sale by a Lessee of all or any part of its interest in the Syncrude Project, which are not otherwise dealt with in this Schedule "A-1", shall be included in the calculation of Deemed Net Profit or loss as follows:

(a) net proceeds derived from the sale, lease, license or other arrangements relating to the use of patents, inventions and other research related to the Syncrude Project shall be deducted appropriately from Allowed Capital Costs and Allowed Operating Costs; except that net proceeds from sale of technology or assets developed or acquired prior to February 23, 1972 are outside the terms of this

agreement;

(b) interest on short term deposits and other investments shall not be considered a recovery for purposes of the Syncrude Project;

(c) the aggregate of the amounts obtained by multiplying

(i) the actual volumes of each product produced from Off Lease Substances recovered by the Syncrude Project and delivered at the Plant Gate, by

(ii) the deemed unit price that would be determined under Item (10) in respect of the product if the product were a Leased Substance rather than a product produced from Off Lease Substances

shall be deducted from Allowed Operating Costs for the Period in which the products are delivered at the Plant Gate; and

(d) the proceeds of disposition (not included for purposes of calculating Deemed Gross Revenue) generated from the sale of metals that are Leased Substances extracted from catalyst used in the Syncrude Project shall be deducted from Allowed Operating Costs for the Period in which such proceeds of disposition are received; and

(e) all other net proceeds and recoveries received during Transition and not otherwise treated in this Schedule "A-1" shall be deducted from Allowed Operating Costs for the Period in which they are received,

and if any amounts that are required under this Item (15) to be deducted from Allowed Capital Costs or Allowed Operating Costs cannot be fully deducted in any Period during Transition because such amounts exceed such costs, the excess shall be carried forward in the next Period and deducted from the Allowed Capital Costs and Allowed Operating Costs from that Period or, in the event the next Period follows the end of Transition, from allowed costs under the Generic Royalty Regime, until all amounts carried forward are fully deducted.

(16) **"Period"** means each Year during Transition, and in the event Transition ends before the end of a Year, that partial Year before the end of Transition.

(17) **"Production in Kind"** means:

(a) for the purpose of converting a good faith estimate to volumes of each Leased Substance to be delivered to or to the order of Alberta Royalty at the Plant Gate or to be disposed of on Her behalf during a Month of a Period, those volumes of Leased Substances determined by applying to the total volume of each Leased

Substance delivered from the Plant Gate for the account of each Lessee in the Month, that factor which is determined by dividing Alberta Royalty's estimated share of Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for the Period and attributable to such Lessee (in accordance with its Participating Interest), by the Lessee's share (in accordance with its Participating Interest) of the estimated Deemed Gross Revenue for the Period.

Where the good faith estimate is revised during the Period the provisions of Item 17(b) shall apply mutatis mutandis.

(b) for the purposes of adjusting the volumes of each Leased Substance delivered to or to the order of Alberta Royalty or disposed of on Her behalf under item 17(a) above to the volumes which should have been delivered to or to the order of Alberta Royalty or disposed of on Her behalf under Clause 305 of the Alberta Crown Agreement in settlement of each Lessee's proportionate share (in accordance with its Participating Interest) of Alberta Royalty's share of Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for a Period:

(i) Alberta Royalty's share of the Deemed Net Profit or Minimum Share, as the case may be, for a Period attributable to each Lessee, shall be allocated among the Leased Substances delivered for the account of such Lessee during such Period in accordance with the ratio of the Deemed Gross Revenue attributable to each Leased Substance so delivered during the Period to the total Deemed Gross Revenue for the Period attributable to such Lessee;

(ii) Leased Substances delivered by a Lessee to or to the order of Alberta Royalty or disposed of on Her behalf in satisfaction of such Lessee's share of the good faith estimate of Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for a Period, or any adjustments thereto, shall be valued at the deemed unit prices established under Item (10) of this Schedule and in effect at the time of the delivery of such Leased Substances to or to the order of Alberta Royalty or of the disposition thereof on Her behalf;

(iii) any excess or deficiency between the value of each Leased Substance which was delivered to or to the order of Alberta Royalty or disposed of on Her behalf in satisfaction of the good faith estimate of Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for a Period and Alberta Royalty's share of the Deemed Net Profit of the Alberta Joint Venture or Her Minimum Share, as the case may be, for the Period, attributable to

each Leased Substance under item 17(b)(i) above shall be adjusted by dividing such excess or deficiency by the deemed unit prices in effect at the time of settlement to determine the volumes required for settlement of such excess or deficiency.

(18) "**Transition Rate**" means, in respect of each Period during Transition, Alberta Royalty's share of the Deemed Net Profit or loss of the Alberta Joint Venture for that Period, prior to the deduction of the Annual Capital Credit or any credits from the Capital Credits Pool (or both) for that Period, determined as follows:

(a) for each Period in which there is no production from the Additional Leases, Alberta Royalty's share shall be calculated in accordance with the following formula:

$$\frac{(OV \times .50)}{TV} + \frac{(EV \times .25)}{TV} = TR, \text{ where:}$$

TV - represents the sum of OV and EV;

OV - represents the total volume of Synthetic Crude Oil and crude bitumen, to a limit of 74 million barrels, recovered from the Original Leases by the Syncrude Project and delivered at the Plant Gate during that Period;

EV - represents the total volume of Synthetic Crude Oil and crude bitumen, in excess of 74 million barrels, recovered from the Original Leases, or produced from Off Lease Substances, by the Syncrude Project and delivered at the Plant Gate during that Period; and

TR - represents the Transition Rate for that Period, before deduction of the credits referred to above;

(b) for each Period in which there is production from either or both of the Original Leases as well as from any of the Additional Leases, Alberta Royalty's share shall be calculated in accordance with the following formula:

$$\frac{[(TV - PV - AV) \times .50]}{TV} + \frac{[(PV + AV) \times .25]}{TV} = TR, \text{ where:}$$

TV - represents the total volume of Synthetic Crude Oil and crude bitumen recovered from the Leases or produced from Off Lease

Substances by the Syncrude Project and delivered at the Plant Gate during that Period;

PV - represents the average annual volume of Synthetic Crude Oil and crude bitumen, in excess of 74 million barrels, recovered from the Original Leases by the Syncrude Project and delivered at the Plant Gate during the two Periods immediately preceding the Period in which the Syncrude Project starts to recover Synthetic Crude Oil or crude bitumen from any of the Additional Leases;

AV - represents the total volume of Synthetic Crude Oil and crude bitumen recovered from the Additional Leases, or produced from Off Lease Substances, by the Syncrude Project and delivered at the Plant Gate during that Period; and

TR - represents the Transition Rate for that Period, before deduction of the Credits referred to above.

SYNCRUDE ACCOUNTING RECORDS AND PRACTICES

Records

Syncrude, as operator of the Syncrude Project, makes expenditures on behalf of the Lessees who in turn supply funds to meet those expenditures. Syncrude shall maintain books of account and supporting records and documents in a manner to account satisfactorily for such expenditures and advances, production, shipments and all other transactions of the Alberta Joint Venture.

Expenditures relating to the Syncrude Project shall be segregated and recorded in Syncrude's corporate books of account. Memorandum records shall be maintained covering items of Deemed Interest Expense, Deemed Gross Revenue, Allowed Capital Costs, Amortization of the Capital Pool and any expenditures which may be disallowed under the provisions of this Schedule "A-1".

Accounting Principles

Unless otherwise set out in this Schedule "A-1", Canadian generally accepted accounting principles and commonly used accounting practices shall be adhered to in the determination of Deemed Net Profit or loss of the Alberta Joint Venture. The accounting principles adopted shall be applied on a consistent basis from Period to Period unless otherwise mutually agreed between Alberta Royalty and the Lessees.

Accounting Adjustments for December 31, 1996

On or before March 31, 1997 the Lessees shall cause Syncrude to provide Alberta Royalty with a determination of the opening balance of the Capital Pool as of the end of December, 1996.

Record Retention

The Syncrude books of account, memorandum records, related information and data, including computer tapes and diskettes, contracts and agreements, (herein called "records and documents") shall be retained within the Province of Alberta for such periods of time as required by various governmental regulatory bodies and as established by the Lessees. Syncrude shall continue to administer and follow the guidelines which it has established to identify the records and documents that are to be retained and the retention periods for such records and documents. After expiration of any retention period, Syncrude shall give at least 120 days written notice to the Lessees and to the Auditor of any such records and documents to be destroyed. If within 60 days of Syncrude's notice, Alberta Royalty gives Syncrude written notice of records or documents which Alberta Royalty wishes retained, then such records and documents shall be

delivered to and retained by and at the expense of the Auditor on behalf of the Minister who shall by mutual agreement continue to make them available to the Lessees. Records and documents retained by the Auditor on behalf of the Minister shall be kept secret and confidential in accordance with Clause 703 of the Alberta Crown Agreement.

ATTACHMENT NO. 1 TO SCHEDULE "A-1" TO THE ALBERTA CROWN AGREEMENT

List of excepted technology referred to in Item 15, paragraph (f) of Schedule "A-1".

1. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated July 11, 1975 relating to (a) Gulf Cracked gasoline hydrogenation process; (b) thermal furnace oil Gulfining process; (c) heavy gas oil Gulfining process; and (d) Gulf naphfining process.

2. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated September 12, 1967 relating to Gulfining of hydrovisbreaker distillates.

3. The information, technical knowledge and patents described in the agreement between Syncrude and Gulf Research and Development Company dated December 13, 1966 - visbreaking process - indefinite confidentiality.

4. The information, technical knowledge and patents referred to in the agreement dated October 11, 1973 between Esso Research and Engineering Company and K. Porteous and in the agreement dated November 6, 1973 between Esso Research and Engineering Company and Syncrude, both relating to froth treatment.

5. The information, technical knowledge and patents referred to in the agreement dated October 11, 1973 between Esso Research and Engineering Company and William J. Lavender and in the agreement dated November 6, 1973 between Esso Research and Engineering Company and Syncrude, both relating to froth treatment.

6. The information, technical knowledge and patents described in the agreement between Syncrude and Cities Service Company dated February 22, 1965 relating to "H-Oil" or hydrogenation process technology.

7. The information, technical knowledge and patents described in the agreement between Esso Research and Engineering Company and ARCAN, Gulf, Imperial, Cities and Syncrude dated May 15, 1973 relating to fluid coking process, hydrofining process and go-fining process.

8. Information, technical knowledge and patents disclosed by Esso Research and Engineering Company relating to hydrogen reforming furnace and diluent recovery high intensity furnace.

9. Information, technical knowledge and patents disclosed by Imperial relating to coke burner flue gas diversion valves (RMNMBS flippy-floppy valve).

AMENDMENT TO ALBERTA CROWN AGREEMENT
(Amendment Agreement No. 5: "Syncrude Off-Lease Substance Processing Extension")

DATED the 29th day of November, 1995.

AMONG:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in her capacity as Lessor (herein called "Alberta Royalty")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in her capacity as Lessee (herein called "Alberta Equity")

- and -

PETRO-CANADA

- and -

PANCANADIAN GAS PRODUCTS LTD.

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD.

- and -

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited, bodies corporate

- and -

GULF CANADA RESOURCES LIMITED

- and -

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC Oil Sands Ltd., a body corporate

- and -

ALBERTA ENERGY COMPANY LTD.,

- and -

MOCAL ENERGY LIMITED

- and -

MURPHY OIL COMPANY LTD.

WHEREAS:

A. Alberta Royalty, Alberta Equity, Her Majesty the Queen in right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Services, Ltd., and Gulf Oil Canada Limited entered into an agreement dated February 4, 1975, entitled "Alberta Crown Agreement", to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project.

B. The parties to this Amendment Agreement are the original parties to the Alberta Crown Agreement or are successors or assigns of those original parties.

C. The Alberta Crown Agreement was amended by an Amendment dated August 1, 1991 entitled: "Amendment No. 4: 'Syncrude Off-Lease Substance Processing'".

D. The Syncrude Project continues to have temporary excess coker capacity and the Lessees desire to continue to use the cokers for Off-Lease Substance Processing.

E. The parties hereto agree to further amend the Alberta Crown Agreement for their mutual benefit by providing for the extension of the Alberta Crown Agreement's "Addendum To Part I Of Schedule 'A': Syncrude Off-Lease Substance Processing".

NOW THEREFORE THIS AMENDMENT AGREEMENT WITNESSES that in consideration of the premises and of their mutual promises herein the parties hereto agree as follows:

1. "Addendum to Part I of Schedule 'A': Syncrude Off-Lease Substance Processing "of the Alberta Crown Agreement is amended:

   (a) in section 1.02 by striking out:

   "December 31, 1993"

   and substituting:

   "December 31, 1995. This Addendum may be extended by agreement evidenced by mutual exchange of letters between Alberta Royalty and Syncrude on behalf of the Lessees."

   (b) in section 4.07 by adding after "1993 4 million Barrels":

   "each of 1994 and 1995 1 million Barrels

   any calendar year thereafter, the volume agreed upon in the mutual exchange of letters that extend this Addendum".

2. The amendment of the Alberta Crown Agreement by this Amendment Agreement is subject to the satisfaction of the condition precedent, which shall be a condition precedent solely for the benefit of Alberta Royalty and which may be waived at Alberta Royalty's sole discretion, that the Lieutenant Governor in Council, pursuant to section 9 of the Mines and Minerals Act (Alberta), authorizes the Minister to execute this Amendment Agreement.

3. This Amendment Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

4. This Amendment Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

5. This Amendment Agreement is effective from and including January 1, 1994.

IN WITNESS WHEREOF the parties have executed this Amendment Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

PETRO-CANADA

APPROVED LAW

VICE-PRESIDENT

ASSISTANT SECRETARY

PANCANADIAN GAS PRODUCTS LTD.

CANADIAN OCCIDENTAL PETROLEUM LTD.

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

GULF CANADA RESOURCES LIMITED

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

____

PETRO CANADA

____

____

PANCANADIAN GAS PRODUCTS LTD.

____

VICE PRESIDENT

____

CORPORATE SECRETARY

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

____

____

GULF CANADA RESOURCES LIMITED

____

____

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

____

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

____

PETRO CANADA

____

____

PANCANADIAN GAS PRODUCTS LTD.

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

Richard W. Reeson
____

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

____

____

GULF CANADA RESOURCES LIMITED

____

____

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

____

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

PETRO CANADA

PANCANADIAN GAS PRODUCTS LTD.

CANADIAN OCCIDENTAL PETROLEUM LTD.

IMPERIAL OIL RESOURCES a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

GULF CANADA RESOURCES LIMITED

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

____

PETRO CANADA

____

____

PANCANADIAN GAS PRODUCTS LTD.

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

____

____

GULF CANADA RESOURCES LIMITED

W.R. Paquet
____
VICE-PRESIDENT

[signature]
____
ASSISTANT SECRETARY

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

____

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her Capacity as Lessee

____

PETRO CANADA

____

____

PANCANADIAN GAS PRODUCTS LTD.

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

IMPERIAL OIL RESOURCES CANADA, a limited partnership by its general partners, IMPERIAL OIL RESOURCES LIMITED and IMPERIAL OIL RESOURCES VENTURES LIMITED

____

____

GULF CANADA RESOURCES LIMITED

____

____

AEC OIL SANDS LIMITED PARTNERSHIP, a limited partnership by its general partner AEC OIL SANDS LTD.

____
R.D. DUNN - PRESIDENT

____
B.D. GILCHRIST - DIRECTOR

ALBERTA ENERGY COMPANY LTD.

R. D. DUNN, VICE-PRESIDENT

B. C. FERGUSON, CORPORATE SECRETARY

MOCAL ENERGY LIMITED

MURPHY OIL COMPANY LTD.

APPROVAL REQUIRED	DATE APPROVED	INITIALS
LEGAL SERVICES	96 01 09	Jom
ASSOC GEN. COUNSEL	96-01-09	[illegible]
STAFF ENGINEER	96-01 10	[illegible]

SIGNATURES REQUIRED

R. D DUNN to sign
B C FERGUSON to sign & seal

ALBERTA ENERGY COMPANY LTD.

____

____

MOCAL ENERGY LIMITED

____

____

MURPHY OIL COMPANY LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

MOCAL ENERGY LIMITED

____

____

MURPHY OIL COMPANY LTD.

____

____

O.C. 178 /96

MAY 01 1996

Province of Alberta
Order in Council

ORDER IN COUNCIL

Approved and ordered:

Lieutenant Governor

The Lieutenant Governor in Council authorizes the Minister of Energy, on behalf of the Crown in right of Alberta, to enter into the Amendment to Alberta Crown Agreement, Amendment Agreement No. 5: "Syncrude Off-Lease Substance Processing Extension" in the form attached.

- 2 1996
RECEIVED

CHAIR

Alberta

For Information only

Recommended by: Minister of Energy

Authority: Mines and Minerals Act (section 9)

AMENDMENT TO ALBERTA CROWN AGREEMENT
(Amendment No. 4: "Syncrude Off-Lease Substance Processing")

DATED AUGUST 1ST, 1991.

AMONG:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy, in Her capacity as Lessor (herein called "Alberta Royalty")

- and-

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy, in Her capacity as Lessee (herein called "Alberta Equity")

- and -

PETRO-CANADA, a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

PANCANADIAN PETROLEUM LIMITED, a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ESSO RESOURCES CANADA, a limited partnership registered under the laws of Alberta and having its head office at the City of Calgary, in the Province of Alberta

- and -

GULF CANADA RESOURCES LTD., a body corporate incorporated under the laws of Canada and having offices at the City of Calgary, in the Province of Alberta

- and -

AMOCO CANADA RESOURCES LTD., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ALBERTA ENERGY COMPANY LTD., a body corporate incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta

WHEREAS:

A. Alberta Royalty, Alberta Equity, Her Majesty the Queen in right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd., and Gulf Oil Canada Limited entered into an agreement dated February 4, 1975, entitled "Alberta Crown Agreement", to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project.

B. The parties to this Amendment Agreement are the original parties to the Alberta Crown Agreement or are successors or assigns of those original parties.

C. Amoco Canada Resources Ltd. is entering into this Amendment Agreement as the General Partner on behalf of the HBOG - Oil Sands Limited Partnership.

D. The Alberta Crown Agreement was amended by Amendment Agreements dated as of January 1, 1983, January 1, 1986 and November 25, 1987.

E. The Syncrude Project has temporary excess coker capacity and the Lessees desire to use the cokers for a period ending December 31, 1993 for Off-Lease Substance Processing (as defined herein).

F. Alberta Royalty enters into this agreement on the expectation that the Net Incremental Operating Costs of Off-Lease Substance Processing (as defined herein) will not be more than zero (0), and on the expectation that bitumen to Synthetic Crude Oil (as defined in the Alberta Crown Agreement) conversion will average 0.81 (coker conversion) in each calendar year and range between 0.80 and 0.82 (inclusive) at all times, and that diluent to Synthetic Crude Oil conversion will be 1.0.

G. The parties hereto agree to further amend the Alberta Crown Agreement for their mutual benefit by adding an Addendum thereto providing for Alberta Royalty's share of Total Deemed Off-Lease Substances Processing Profit (as defined herein).

NOW THEREFORE THIS AMENDMENT AGREEMENT WITNESSES that in consideration of the premises and of their mutual promises herein the parties hereto agree as follows:

1 Schedule "A" to the Alberta Crown Agreement is further amended by adding the following to the end of Part I of that Schedule:

ADDENDUM TO PART I OF SCHEDULE "A":
Syncrude Off-Lease Substance Processing

Application of Addendum

1.01 This Addendum applies to determination, for each Lessee, of Alberta Royalty's share of Total Deemed Off-Lease Substances Processing Profit of the Alberta Joint Venture. Section 4.05 of this Addendum also provides that Synthetic Crude Oil produced from Off-Lease Substance Processing is to be included in the determination of deemed unit price of Synthetic Crude Oil pursuant to section (14) of Part I of Schedule "A" to the Alberta Crown Agreement for the purposes of both that agreement and this Addendum.

1.02 Notwithstanding the date stated on the first page of this Amendment to the Alberta Crown Agreement, this Addendum shall come into force on January 1, 1991, and subject to:

(a) earlier termination pursuant to sections 6.01 or 6.02 herein;

(b) the survival of sections 5.01 to 5.06, inclusive, herein, to the extent Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit is payable by the Lessees but remains unpaid;

shall continue until the expiration of this Addendum on December 31, 1993.

Definitions

2.01 In this Addendum:

(a) "Deemed Off-Lease Substance Processing Revenue" and "DOLSP Revenue" mean, in respect of an Off-Lease Substance or of a component part of an Off-Lease Substance used for Off-Lease Substance Processing, the amount, expressed in dollars, which results from the following formula:

OLS Volume x OLS Conversion Factor x SCO Price = DOLSP Revenue

(b) "Net Incremental Operating Costs" means the actual incremental operating costs of the Facilities resulting from Off-Lease Substance Processing minus the reduction of the Facilities' operating costs resulting from increased production of fuel gas and minus the increase in revenues resulting from increased sulphur production from Off-Lease Substance Processing;

(c) "Off-Lease Substance" means a liquid hydrocarbon, other than a Leased Substance, which is subsequently converted to Synthetic Crude Oil;

(d) "Off-Lease Substance Processing" means the processing by or at the Facilities of any Off-Lease Substance or of any component part of an Off-Lease Substance during the period indicated in section 1.02 herein that this Addendum is in force;

(e) "Off-Lease Substance Conversion Factor" and "OLS Conversion Factor" mean:

1. in respect of bitumen: 0.81
2. in respect of diluent: 1.0
3. in respect of any other Off-Lease Substance or any other component part of an Off-Lease Substance: the factor agreed upon by Alberta Royalty and the Lessees before the Lessees commence processing of that other Off-Lease Substance or a component part thereof;

(f) "Off-Lease Substance Cost" and "OLS Cost" mean, in respect of an Off-Lease Substance, the amount, expressed in dollars, which results from the following formula:

OLS Unit Purchase Price x OLS Volume = OLS Cost .

(g) "Off-Lease Substance Unit Purchase Price" and "OLS Unit Purchase Price" mean:

(i) the per unit price paid in each Month by the Lessees to purchase each Off-Lease Substance used for Off-Lease Substance Processing together with reasonable charges, if any, for handling and transportation of the Off-Lease Substance to the Syncrude Facilities, or

(ii) where the Minister or his delegate considers a price other than that in section 2.01(g)(i) herein to be the fair market value for that Month of an Off-Lease Substance delivered to the Syncrude Facilities used for Off-Lease Substance Processing, the price designated pursuant to section 4.03(a) herein, or

(iii) the price, if any, agreed to by Alberta Royalty and the Lessees, or

(iv) the price, if any, determined by arbitration pursuant to sections 4.03(c), (d) and (e) herein.

(h) "Off-Lease Substance Volume" and "OLS Volume" mean:

(i) in respect of the calculation of Deemed Off-Lease Substance Processing Revenue, the volume of each component part of each Off-Lease Substance used in each Month for Off-Lease Substance Processing,

(ii) in respect of the calculation of Off-Lease Substance Cost, the volume of each Off-Lease Substance used in each Month for Off-Lease Substance Processing;

(i) "Synthetic Crude Oil Price" and "SCO Price" mean the deemed unit price of Synthetic Crude Oil as determined pursuant to section (14) of Part I of Schedule "A" to the Alberta Crown Agreement and pursuant to section 4.05 herein;

(j) "Total Deemed Off-Lease Substances Processing Profit" and "TDOLSP Profit" mean the amount expressed in dollars, which results from the following formula:

TDOLSP Revenue - TOLS Costs = TDOLSP Profit

(k) "Total Deemed Off-Lease Substances Processing Revenue" and "TDOLSP Revenue" mean in respect of each Period the aggregate of the amounts in section 4.01 herein;

(l) "Total Off-Lease Substance Costs" and "TOLS Costs" mean the aggregate of the OLS Cost in each Period for all Off-Lease Substances used for Off-Lease Substance Processing.

2.02 Except as otherwise expressly provided herein the definition and interpretation provisions of the Alberta Crown Agreement shall apply to this Addendum.

Alberta Royalty's Share

3.01 Alberta Royalty shall be entitled to receive a thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit for each Period.

3.02 Each Lessee shall be liable for, and each Lessee shall pay to Alberta Royalty that portion of Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substance Processing Profit for each Period which amounts to its Participating Interest.

Off-Lease Substances Processing

4.01 Total Deemed Off-Lease Substances Processing Revenue shall be the aggregate of the following amounts (expressed in dollars):

(a) the Deemed Off-Lease Substance Processing Revenue from processing bitumen where that bitumen is an Off-Lease Substance;

(b) the Deemed Off-Lease Substance Processing Revenue from processing diluent where that diluent is an Off-Lease Substance;

(c) the Deemed Off-Lease Substance Processing Revenue from processing all other Off-Lease Substances and from processing all other component parts of Off-Lease Substances;

Provided, however, that Total Deemed Off-Lease Substances Processing Revenue shall not include the value of fuel gas generated from Off-Lease Substance Processing or the revenue from incremental sulphur, metals or coke production from Off-Lease Substance Processing. For greater certainty, however, the revenue from incremental sulphur, metals and coke production is included in Deemed Gross Revenue.

4.02 The good faith estimate of Deemed Net Profit required by section 3.05 of the Alberta Crown Agreement to be made by Syncrude and the financial statements required by section 3.06 of the Alberta Crown Agreement setting forth details of the calculation of Deemed Net Profit or loss and of Alberta Royalty's fifty percent (50%) share of Deemed Net Profit shall also include as separate items good faith estimates of:

(a) Total Deemed Off-Lease Substances Processing Profit, together with particulars of the variables of the formulae set out in sections 2.01(a), 2.01(e) and 2.01(i) herein;

(b) Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit.

4.03 (a) If the Minister or his delegate considers a price other than the price in section 2.01(g)(i) herein to be the fair market value for that Month of an Off-Lease Substance delivered to the Syncrude Facilities used for Off-Lease Substance Processing, the Minister or the delegate may designate and advise the Lessees that a price different from that in section 2.01(g)(i) shall apply from the date specified in a notice to the Lessees to that effect.

(b) If for any particular time there is no agreement between Alberta Royalty and the Lessees as to the Off-Lease Substance Unit Purchase Price for a Month of an Off-Lease Substance used for Off-Lease Substance Processing, the Off-Lease Substance Unit Purchase Price shall, for that time, be fixed on a binding basis by arbitration pursuant to sections 4.03(c), (d) and (e) herein. During any time when no Off-Lease Substance Unit Purchase Price, as determined by agreement or arbitration, exists for an Off-Lease Substance used for Off-Lease Substance Processing, the Off-Lease Substance Unit Purchase Price for the Off-Lease Substance shall be the price designated by the Minister or his delegate for that Month pursuant to section 4.03(a) herein, and any price so designated shall be an interim price to be adjusted when an Off-Lease Substance Unit Purchase Price for that time is determined by agreement or arbitration.

(c) In the event the Lessees dispute the Off-Lease Substance Unit Purchase Price for a Month of an Off-Lease Substance used for Off-Lease Substance Processing designated by the Minister or his delegate pursuant to section 4.03(a) herein, the Lessees by written notice to Alberta Royalty (the "Arbitration Notice") may require that the dispute be submitted to arbitration in accordance with sections 1401(a), (b) and (c) of the Alberta Crown Agreement, except that the Arbitration Notice shall constitute a mandatory submission to arbitration and each of Alberta Royalty and the Lessees shall appoint an arbitrator within (30) days of the receipt by Alberta Royalty of the Arbitration Notice.

(d) To determine the Off-Lease Substance Unit Purchase Price for an Off-Lease Substance used for Off-Lease Substance Processing, the arbitrators shall determine what constitutes the fair market value for that Month of the Off-Lease Substance delivered to the Syncrude Facilities.

(e) The Arbitration Notice:

(i) must set out the Month in respect of which the Lessees dispute the Off-Lease Substance Unit Purchase Price designated by the Minister or his delegate pursuant to section 4.03(a) herein, and

(ii) must be received by Alberta Royalty no later than thirty (30) days from the date the Lessees receive notice from Alberta Royalty of the designation of that price pursuant to section 4.03(a) herein;

failing either of which the Lessees shall be deemed to have agreed that the Off-Lease Substance Unit Purchase Price for an Off-Lease Substance used for Off-Lease Processing shall be the price designated by the Minister or his delegate pursuant to section 4.03(a) herein.

4.04 The Lessees shall undertake Off-Lease Substance Processing only if all Off-Lease Substance Volumes are purchased by the Lessees in proportion to their Participating Interests.

4.05 During anytime this Addendum is in force, then for the purposes of both the Alberta Crown Agreement and this Addendum, the determination of deemed unit price of Synthetic Crude Oil pursuant to section (14) of Part I of Schedule "A" to the Alberta Crown Agreement shall include Synthetic Crude Oil, if any, resulting from Off-Lease Substance Processing.

4.06 No costs directly related to Off-Lease Substance Processing shall be included in Allowed Capital Costs.

4.07 Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit shall apply to processing of the volume of Off-lease Substance equal to or less than the volume expressed opposite each calendar year, as follows:

1991	5 million Barrels
1992	5 million Barrels
1993	4 million Barrels

Total Deemed Off-Lease Substances Processing Revenue and Total Off-Lease Substance Costs shall not be included in Other Net Proceeds and Recoveries except to the extent that Total Deemed Off-Lease Substance Processing Revenue and Total Off-Lease Substance Costs are associated with volumes that are in excess of the volumes expressed above for each calendar year.

Payment of Alberta Royalty's Share

5.01 Payment of Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit shall only be paid in cash in accordance with sections 5.02 to 5.06, inclusive, herein, and not by delivery to, or to the order of, Alberta Royalty of production in kind.

5.02 Each of the Lessees shall pay to Alberta Royalty on or before the twenty fifth (25th) day of each Month after the date of start of Off-Lease Substance Processing such Lessee's portion, in accordance with that Lessee's Participating Interest, of Alberta Royalty's thirty percent (30%) share of Total Deemed Off-Lease Substances Processing Profit from Off-Lease Substance Processing during the immediately preceding Month. Payment shall

be accompanied by a statement prepared by Syncrude, substantially in the form attached hereto as Schedule "1" setting out particulars of Total Deemed Off-Lease Substances Processing Profit.

5.03 Within ninety (90) days after the end of each Period the Lessees shall cause Syncrude to calculate the Total Deemed Off-Lease Substances Processing Profit for such Period and Alberta Royalty's thirty percent (30%) share thereof in accordance with this Addendum and to provide Alberta Royalty with financial statements reported on by the shareholders' auditors of Syncrude setting forth details of the calculation of such Total Deemed Off-Lease Substances Processing Profit and of Alberta Royalty's thirty percent (30%) share of such Total Deemed Off-Lease Substances Processing Profit and including an auditor's opinion as to the reasonableness of such calculation. Prior to the delivery of such audited financial statements the total amount of Total Deemed Off-Lease Substances Processing Profit paid Alberta Royalty by each Lessee during the Period to which such financial statements relate shall be determined by Syncrude and the amount thereof included in such audited financial statements and if a Lessee has paid to Alberta Royalty a share of Total Deemed Off-Lease Substances Processing Profit greater or less than that to which share Alberta Royalty was entitled then such over or under payment shall be adjusted in accordance with such statements by adding to or subtracting from the Total Deemed Off-Lease Substances Processing Profit to be paid to Alberta Royalty by such Lessee in the then current Month and, if necessary, the ensuing Months; provided, however, if during any Period a Lessee has paid to Alberta Royalty a share of Total Deemed Off-Lease Substances Processing Profit greater or less than that to which Alberta Royalty was entitled and it cannot reasonably be assumed that such over or under payment may be recovered by adjusting the quantity of Total Deemed Off-Lease Substances Processing Profit to be paid on behalf of Alberta Royalty by such Lessee in the then current Period, then:

(a) such Lessee shall forthwith pay Alberta Royalty an amount in cash equal to the value of such under payment, or

(b) Alberta Royalty shall forthwith pay such Lessee an amount in cash equal to the value of such over payment.

5.04 The financial statements so provided shall be subject to the audit of the Auditor as provided in section 706 of the Alberta Crown Agreement. This audit shall be conducted by the Auditor or his nominee for and on behalf of Alberta Royalty as represented by the Minister.

5.05 In the event the Total Deemed Off-Lease Substances Processing Profit as determined by the Auditor differs from that set forth in the audited statements provided by the Lessees, then the Minister shall so advise the Lessees by notice in writing, and the Minister and the Lessees shall endeavour to resolve the discrepancy. If the Minister and Lessees agree on resolution of any dispute regarding the Total Deemed Off-Lease Substances Processing Profit for any Period such resolution shall be binding on the Minister and on all Lessees. If the Minister and the Lessees do not resolve any such dispute the Minister and the Lessees may, if they so mutually agree, submit the matter to arbitration in accordance with the provisions of Article 14 of the Alberta Crown Agreement. Failing such submission to arbitration either the Minister or the Lessees may refer the matter to the courts for resolution.

5.06 At the time Total Deemed Off-Lease Substances Processing Profit is established to the mutual agreement of the Minister and the Lessees, or by arbitration or the courts, as the case may be, the total amount of Total Deemed Off-Lease Substances Processing Profit so paid to Alberta Royalty by each of the Lessees for such Period shall be further adjusted to the extent necessary in accordance with the procedure set out in section 5.03 herein.

<u>Termination</u>

6.01 Alberta Royalty may terminate the provisions of this Addendum by giving to Syncrude, on behalf of the Lessees, at least ninety (90) days' notice of such termination. The Lessees may terminate the provisions of this Addendum by Syncrude, on behalf of the Lessees, giving to Alberta Royalty

at least ninety (90) days' notice of such termination. Termination shall in each case be effective on the last day of the calendar month in which the requisite notice period that has been given ends.

6.02 Notwithstanding section 6.01, Alberta Royalty may terminate the provisions of this Addendum without the period of notice required by section 6.01 herein where:

(a) Alberta Royalty ceases to be satisfied that the Net Incremental Operating Costs of Off-Lease Substance Processing are not more than zero (0); or

(b) Alberta Royalty ceases to be satisfied that actual Off-Lease Substance conversion to Synthetic Crude Oil is within one percent (1%) of the Off-Lease Substance Conversion Factor for that substance.

Termination in such case shall be effective on the later of:

(c) the day specified by Alberta Royalty,

(d) the day the notice of termination was received or deemed to have been received by Syncrude.

6.03 The Lessees shall cause Syncrude to provide Alberta Royalty with such information as Alberta Royalty may require from time to time in order to enable Alberta Royalty to make a determination of whether or not it is satisfied as to the matters in sections 6.02(a) and 6.02(b) herein.

6.04 The address for service of notices of termination shall be:

(a) in the case of Alberta Royalty:

Minister of Energy
c/o Deputy Minister
Alberta Department of Energy
Petroleum Plaza, North Tower
Floor 10, 9945 - 108 Street
Edmonton, Alberta T5K 2G6

(b) in the case of all of the Lessees:

Syncrude Canada Ltd.
P.O. Bag 4023
Fort McMurray, Alberta
T9H 3H5
Attention: President

Except to the extent otherwise expressly set out in this Addendum, Article 13 of the Alberta Crown Agreement shall apply with respect to addresses, form and manner of giving notices, and to the receipt of notices.

Consequential Amendments

7.01 The Alberta Crown Agreement is amended during the time this Addendum is in force:

(a) by adding between section 101(u) and section 101(v):

(u.1) "Off-Lease Substance" and "Total Deemed Off-Lease Substances Processing Profit" have the same meanings as in "Addendum to Part I of Schedule 'A' of the Alberta Crown Agreement: "Syncrude Off-Lease Substance Processing;"

(b) by adding after "gross production royalty" in section 702:

", or Total Deemed Off-Lease Substances Processing Profit or Alberta Royalty's share thereof,"

(c) by adding after "Leased Substances" in section 702 (iii):

"or Off-Lease Substances"

(d) by deleting "or other Leased Substances)," in section 1401 and substituting:

"or other Leased Substances or Off-Lease Substances),".

End of Addendum to Part 1 of Schedule "A":
Syncrude Off-Lease Substance Processing

2 The rights, duties, obligations and liabilities of the Lessees under this Amendment to the Alberta Crown Agreement are several and not joint, nor collective, nor joint and several. Nothing contained in this Amendment to the Alberta Crown Agreement shall be construed to constitute any Lessee a partner, agent or representative of any other Lessee or to create any trust or partnership.

3 The amendment of the Alberta Crown Agreement by this Amendment to the Alberta Crown Agreement is subject to the satisfaction of the condition precedent, which shall be a condition precedent solely for the benefit of Alberta Royalty and which may be waived at Alberta Royalty's sole discretion, that the Lieutenant Governor in Council, pursuant to section 9 of the Mines and Minerals Act (Alberta), authorizes the Minister to execute this Amending Agreement.

4 The Lessees shall obtain and maintain all regulatory approvals required for Off-Lease Substance Processing.

5 In the event that the whole or any portion of this Amendment to the Alberta Crown Agreement or the application thereof to any circumstance shall be held invalid or unenforceable to any extent, the remainder of the section in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Amendment to the Alberta Crown Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

6 This Amendment to the Alberta Crown Agreement shall be construed and interpreted in accordance with the laws in force in the Province of Alberta.

7 This Amendment to the Alberta Crown Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

[signature] VICE PRESIDENT

[signature] CORPORATE SECRETARY

PETRO-CANADA

____

____

"or other Leased Substances or Off-Lease Substances),".

End of Addendum to Part 1 of Schedule "A":
Syncrude Off-Lease Substance Processing

2 The rights, duties, obligations and liabilities of the Lessees under this Amendment to the Alberta Crown Agreement are several and not joint, nor collective, nor joint and several. Nothing contained in this Amendment to the Alberta Crown Agreement shall be construed to constitute any Lessee a partner, agent or representative of any other Lessee or to create any trust or partnership.

3 The amendment of the Alberta Crown Agreement by this Amendment to the Alberta Crown Agreement is subject to the satisfaction of the condition precedent, which shall be a condition precedent solely for the benefit of Alberta Royalty and which may be waived at Alberta Royalty's sole discretion, that the Lieutenant Governor in Council, pursuant to section 9 of the Mines and Minerals Act (Alberta), authorizes the Minister to execute this Amending Agreement.

4 The Lessees shall obtain and maintain all regulatory approvals required for Off-Lease Substance Processing.

5 In the event that the whole or any portion of this Amendment to the Alberta Crown Agreement or the application thereof to any circumstance shall be held invalid or unenforceable to any extent, the remainder of the section in question, or its application to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of this Amendment to the Alberta Crown Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

6 This Amendment to the Alberta Crown Agreement shall be construed and interpreted in accordance with the laws in force in the Province of Alberta.

7 This Amendment to the Alberta Crown Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____
Senior Vice President - Corporate

____
SECRETARY

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

[signature]
SENIOR VICE PRESIDENT

Richard W. Reeson
ASSISTANT SECRETARY

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LIMITED

______________________________ VICE-PRESIDENT

______________________________ ASSISTANT SECRETARY

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____
VICE-PRESIDENT

____
ASSISTANT SECRETARY

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

[signature]

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA

____

____

8 This Amendment to the Alberta Crown Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Amendment to the Alberta Crown Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act (Alberta)

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA, BY ITS GENERAL PARTNER ESSO RESOURCES CANADA LIMITED

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

AMOCO CANADA RESOURCES LTD.

____

____

GULF CANADA RESOURCES LTD.

____

____

ALBERTA ENERGY COMPANY LTD.

____________________________ VICE PRESIDENT

____________________________ CORPORATE SECRETARY

PETRO-CANADA

____

____

SCHEDULE "1"
to
AMENDMENT TO ALBERTA CROWN AGREEMENT
(Amendment No. 4: "Syncrude Off-Lease Substance Processing")

TOTAL DEEMED OFF-LEASE SUBSTANCES PROCESSING PROFIT

DATE: ____________ PRODUCTION MONTH: ____________

PRODUCTION YEAR: ____________

A. TOTAL DEEMED OFF-LEASE SUBSTANCES PROCESSING REVENUE:

SUBSTANCE	SOURCE	(1) VOLUME (M^3)	(2) CONVERSION	(3) DUP ($/$M^3$)	(1 x 2 x 3) REVENUE ($)
BITUMEN			0.81		
			0.81		
			0.81		
			0.81		
DILUENT			1.00		
			1.00		
			1.00		
			1.00		
OTHER					
TOTAL					(4)

B. TOTAL OFF-LEASE SUBSTANCES COSTS:

SUBSTANCE	SOURCE	(5) VOLUME (M^3)	(6) UNIT COST ($/$M^3$)	(5 x 6) TOTAL COST ($)
BLENDED BITUMEN				
OTHER				
TOTAL				(7)

C. ALBERTA ROYALTY'S SHARE:

(8) TOTAL DEEMED OFF-LEASE SUBSTANCES PROCESSING PROFIT = (4) - (7): ____________$

(9) ALBERTA ROYALTY'S SHARE = 0.30 x (8): ____________$

AMENDMENT TO ALBERTA CROWN AGREEMENT

Dated as of January 1, 1986

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy ~~and Natural Resources of Alberta~~, in Her capacity as Lessor (herein called "Alberta Royalty")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy ~~and Natural Resources of Alberta~~, in Her capacity as Lessee (herein called "Alberta Equity")

- and -

PETRO-CANADA INC., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

PANCANADIAN PETROLEUM LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ESSO RESOURCES CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta (herein called "Canadian Oxy")

- and -

GULF CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary in the Province of Alberta

- and -

HUDSON'S BAY OIL AND GAS COMPANY LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ALBERTA ENERGY COMPANY LTD., a body corporate incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta

WHEREAS Alberta Royalty, Alberta Equity, Her Majesty the Queen in right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service Ltd. and Gulf Oil Canada Limited entered into an agreement dated February 4, 1975, and entitled "Alberta Crown Agreement", to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project;

WHEREAS the parties to this amendment agreement are the original parties to the Alberta Crown Agreement or are successors or assigns of those original parties;

WHEREAS the parties wish to amend the Alberta Crown Agreement to provide for the powers and duties of the Auditor General of Alberta under the Agreement to be assumed by the Department of Energy ~~and Natural Resources~~;

THE PARTIES THEREFORE AGREE THAT THE ALBERTA CROWN AGREEMENT IS AMENDED AS FOLLOWS:

Subclause 101(i) is repealed and the following is substituted:

"Auditor" means the Department of Energy ~~and Natural Resources~~ of Alberta;

2 Schedule A is amended in Part I under the heading,

"Record Retention", by striking out "Provincial Auditor of Alberta" or "Provincial Auditor" wherever it appears and substituting "Auditor"

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy ~~and Natural Resources~~, in Her capacity as Lessor

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy ~~and Natural Resources~~, in Her capacity as Lessee

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

ESSO RESOURCES CANADA LIMITED

CANADIAN OCCIDENTAL PETROLEUM LTD.

SENIOR VICE PRESIDENT

SECRETARY

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

GULF CANADA LIMITED

Vice-President

ASSISTANT SECRETARY

ALBERTA ENERGY COMPANY LTD.

VICE-PRESIDENT

CORPORATE SECRETARY

PETRO-CANADA INC.

VICE-PRESIDENT

ASSISTANT SECRETARY

APPROVED

APPROVED
LAW DEPT.

AMENDMENT TO ALBERTA CROWN AGREEMENT

DATED as of November 25, 19 87

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy, in Her capacity as Lessor (herein called "Alberta Royalty")

- and-

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy, in Her capacity as Lessee (herein called "Alberta Equity")

- and -

PETRO-CANADA INC., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

PANCANADIAN PETROLEUM LIMITED, a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ESSO RESOURCES CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

GULF CANADA CORPORATION, a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary in the Province of Alberta

- and -

HUDSON'S BAY OIL AND GAS COMPANY LIMITED, a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ALBERTA ENERGY COMPANY LTD., a body corporate incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta

WHEREAS Alberta Royalty, Alberta Equity, Her Majesty the Queen in right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd., and Gulf Oil Canada Limited entered into an agreement dated February 4, 1975, and entitled "Alberta Crown Agreement", to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project;

WHEREAS Schedule A of the Alberta Crown Agreement was amended by an agreement dated as of January 1, 1983 to provide for the special treatment of capital costs;

WHEREAS the Alberta Crown Agreement was further amended by an agreement dated as of January 1, 1986;

WHEREAS the parties wish to agree to further amendments to the Alberta Crown Agreement to provide for certain matters arising from the Syncrude Expansion Basic Engineering Financing Agreement dated January 5, 1987, entered into between Her Majesty the Queen in right of Alberta, various Participants and Syncrude Canada Ltd.;

WHEREAS Hudson's Bay Oil and Gas Company Limited is entering into this Agreement as the General Partner on behalf of the HBOG - Oil Sands Limited Partnership;

THE PARTIES THEREFORE AGREE THAT the Alberta Crown Agreement is amended as follows:

1 Item (7) under the Definitions of Terms to Part I of Schedule A is amended by adding the following at the end of item (7):

(h) costs incurred on or before April 30, 1986 that, if incurred on May 1, 1986, would have been Eligible Costs under the agreement entitled "Syncrude Expansion Basic Engineering Financing Agreement" which was dated as of the 5th day of January, 1987 and entered into between Her Majesty the Queen in right of the Province of Alberta as represented by the Minister of Energy in Her capacity as Lessor and Lessee, and Petro-Canada Inc., PanCanadian Petroleum Limited, Esso Resources Canada Limited, Canadian Occidental Petroleum Ltd., Gulf Canada Corporation, Hudson's Bay Oil and Gas Company Limited, Alberta Energy Company Ltd. and Syncrude Canada Ltd.;

2 The Addendum to Schedule A is amended

(a) in section 1(1) by striking out "1987" and substituting "1988";

(b) in section 2 by striking out the Minimum Capital Level and Aggressive Capital Level figures for 1987 and substituting new figures for the Minimum Capital Level and Aggressive Capital Level for 1987 and 1988 as follows:

1987	125	220
1988	125	200

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

Neil Webber

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

Neil Webber

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

Dave Horsman

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

____

____

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____
Senior Vice President - Corporate Research

____
Vice President and Corporate Secretary

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

____

____

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee
______________________	______________________

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED	ESSO RESOURCES CANADA LIMITED
______________________	______________________
______________________	______________________
CANADIAN OCCIDENTAL PETROLEUM LTD.	HUDSON'S BAY OIL AND GAS COMPANY LIMITED
[signature] SR.V.P.	______________________
Richard L. Keeson ASS'T SEC	______________________
GULF CANADA CORPORATION	ALBERTA ENERGY COMPANY LTD.
______________________	______________________
______________________	______________________
PETRO-CANADA INC.	
______________________	
______________________	

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA RESOURCES LIMITED, formerly known as GULF CANADA CORPORATION

Mike Megann [signature]
Vice-President

[signature]
Assistant Secretary

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

____

____

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

R. T. McGrath

VICE-PRESIDENT

ASSISTANT SECRETARY

APPROVED WM

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____

Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

APPROVED AS TO	
Form	Date
87	12.22
Terms	Date
LHP 87-12-23	
Financial	Date
	12.23
Tax	Date
PJM	12/23/87
Audit - Over $1.MM	
871223	

ESSO RESOURCES CANADA LIMITED

CORPORATE SECRETARY

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

____

____

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____
VICE-PRESIDENT

____
SECRETARY

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____

____

PETRO-CANADA INC.

____

____

3 This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

4 This Agreement shall enure to the benefit of and be binding upon each of the parties and their respective successors and assigns.

5 This Agreement may be executed in separate counterparts and all the executed counterparts together shall constitute one agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessor

____

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy, in Her capacity as Lessee

____

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

____
Minister of Federal and Intergovernmental Affairs of Alberta

PANCANADIAN PETROLEUM LIMITED

____

____

ESSO RESOURCES CANADA LIMITED

____

____

CANADIAN OCCIDENTAL PETROLEUM LTD.

____

____

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

____

____

GULF CANADA CORPORATION

____

____

ALBERTA ENERGY COMPANY LTD.

____
VICE-PRESIDENT

____
Asst. CORPORATE SECRETARY

PETRO-CANADA INC.

____

____

AMENDMENT TO ALBERTA CROWN AGREEMENT

Dated as of January 1, 1983

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta, in Her capacity as Lessor (herein called "Alberta Royalty")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta, in Her capacity as Lessee (herein called "Alberta Equity")

- and -

PETRO-CANADA INC., a body corporate incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

PANCANADIAN PETROLEUM LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ESSO RESOURCES CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

CANADA-CITIES SERVICE, LTD., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta (herein called "Cities")

- and -

GULF CANADA RESOURCES INC., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary in the

Province of Alberta

- and -

HUDSON'S BAY OIL AND GAS COMPANY LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta

- and -

ALBERTA ENERGY COMPANY LTD., a body corporate incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta

WHEREAS Alberta Royalty, Alberta Equity, Her Majesty the Queen in right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Cities and Gulf Oil Canada Limited entered into an agreement dated February 4, 1975, and entitled "Alberta Crown Agreement", to evidence their agreement concerning the interest of Alberta Royalty in the Syncrude Project;

WHEREAS the parties to this amendment agreement are the original parties to the Alberta Crown Agreement or are successors or assigns of those original parties;

WHEREAS the parties wish to amend the Alberta Crown Agreement to provide for special treatment of capital costs in certain situations during the period January 1, 1983, to December 31, 1987, and such further period or periods as may be prescribed by the Minister;

THE PARTIES THEREFORE AGREE AS FOLLOWS:

Schedule A is amended by adding the following at the end of the Schedule:

ADDENDUM TO SCHEDULE A

1(1) This Addendum applies to the determination of Deemed Net Profit or loss of the Alberta Joint Venture during January 1, 1983, to December 31, 1987, and during such further time or times, if any, as may be prescribed by the Minister.

(2) Section 5(6) and (7) of this Addendum shall survive the expiration of this Addendum.

2 In respect of each of the following Years, the Minimum Capital Level and Aggressive Capital Level shall be

	Minimum Capital Level ($ Millions)	Aggressive Capital Level ($ Millions)
1983	100	130
1984	106	156
1985	112	190
1986	118	260
1987	125	270

3(1) If, in a Year, the aggregate of

(a) Allowed Capital Costs,

(b) Allowed Operating Costs that are Costs of Replacements that have a total cost per item of more than $1000, and

(c) Allowed Operating Costs, in respect of the repair or replacement of an asset, where the repair or replacement costs equal or exceed 50% of the current replacement cost of a similar new asset and such repair or replacement costs have a total

cost per asset of more than $1,000

exceeds the Minimum Capital Level for that Year but not the Aggressive Capital Level for the Year, the Allowed Capital Costs to the extent of the lesser of either

(d) the Allowed Capital Costs or

(e) an amount equal to the result obtained by subtracting the Minimum Capital Level for that Year from the aggregate of (a), (b) and (c)

shall be deemed to be Special Capital Costs for that Year and not Allowed Capital Costs, and the Allowed Capital Costs, Average Capital Employed and Deemed Interest Expense for the Year shall be reduced accordingly.

(2) If, in a Year, the aggregate of

(a) Allowed Capital Costs,

(b) Allowed Operating Costs that are Costs of Replacements that have a total cost per item of more than $1000, and

(c) Allowed Operating Costs, in respect of the repair or replacement of an asset, where the repair or replacement costs equal or exceed 50% of the current replacement cost of a similar new asset, and such repair or replacement costs have a total cost per asset of more than $1000

exceeds the Aggressive Capital Level for that Year, all Allowed Capital Costs incurred during the Year shall be deemed to be Special Capital Costs for that Year and not Allowed Capital

Costs, and the Allowed Capital Costs, Average Capital Employed and Deemed Interest Expense for the Year shall be reduced accordingly.

4 Notwithstanding Part I of this Schedule, during the time that this Addendum is applicable,

(a) The Deemed Net Profit or loss of the Alberta Joint Venture shall be determined for each Period to which this Addendum is applicable by deducting from the Deemed Gross Revenue for that Period the aggregate of Allowed Operating Costs, Deemed Interest Expense, Special Capital Costs, and the Amortization of Allowed Preproduction Costs and of Allowed Capital Costs for that Period.

(b) If, during any Period, the sum of Allowed Operating Costs, Deemed Interest Expense, Special Capital Costs, and Amortization of Allowed Preproduction Costs and of Allowed Capital Costs exceeds the Deemed Gross Revenue for that Period,

(i) the lesser of

(A) that excess, or

(B) the Special Capital Costs for that Period,

shall be carried forward and allowed as Special Capital Costs, and

(ii) the difference between that excess and the amount carried forward under (i) as a Special Capital Cost shall be carried forward and allowed as an Allowed Operating Cost

in computing the Deemed Net Profit or loss of the Alberta Joint Venture during the next Period or subsequent Periods.

(c) Clause (c) of Part I of this Schedule, at p. 4 shall be deemed to provide:

"Allowed Operating Costs, Deemed Interest Expense, Special Capital Costs, and Amortization of Allowed Preproduction Costs and of Allowed Capital Costs shall, for any Period, be allocated to each Lessee in accordance with its Participating Interest."

5(1) In this section, "Minimum Royalty", in respect of a Lessee, means the lesser of

(a) 5% of the Deemed Gross Revenue allocated to the Lessee, or

(b) 50% of the Deemed Net Profit attributable to the Lessee, as calculated under this Agreement, without reference to this Addendum.

(2) Notwithstanding this Agreement, but subject to clause (f)(i) and (ii) of Part I of this Schedule at p. 5, each Lessee shall, in respect of each Period to which this Schedule, including this Addendum, applies, be liable for and shall ensure that Alberta Royalty receives not less than the Minimum Royalty in respect of that Lessee.

(3) If it is determined in the calculation of Deemed Net Profit or loss of the Alberta Joint Venture under Clause 306 (utilizing the provisions of this Addendum), that a Lessee would, if not for subsection (2), be liable to Alberta Royalty for a share of Deemed Net Profit in a Period which is less than the Minimum Royalty of that Lessee for the Period, the Lessee shall be entitled to a Royalty Credit equal to the difference between

(a) the Minimum Royalty of the Lessee for the Period, and

(b) the share of Deemed Net Profit in the Period for which the Lessee would be liable to Alberta Royalty under this Addendum without applying subsection (2).

(4) The Royalty Credits of a Lessee for each Period shall be aggregated and the aggregate shall constitute the Accumulated Royalty Credit Pool of that Lessee.

(5) If it is determined in the calculation of Deemed Net Profit or loss of the Alberta Joint Venture under Clause 306 (utilizing the provisions of this Addendum), that a Lessee is liable to Alberta Royalty for a share of Deemed Net Profit in a Period which is more than the Minimum Royalty of that Lessee for the Period, the Royalty Credits of the Lessee, if any, in its Accumulated Royalty Credit Pool shall be applied against the difference between

(a) the share of Deemed Net Profit in the Period for which the Lessee is liable to Alberta Royalty, and

(b) the Minimum Royalty of the Lessee for the Period.

(6) Any credits remaining in the Accumulated Royalty Credit Pool of a Lessee at the expiration of this Addendum may be applied against the share of Deemed Net Profit or other royalty during any Period for which the Lessee is liable to Alberta Royalty under this Agreement to the maximum extent of 50% of the liability in that Period.

(7) Any Special Capital Costs at the expiration of this Addendum that would have been carried forward to the next Period under section 4(b), if this Addendum had not expired, may be added to the amount determined as the Amortization of Allowed Preproduction Costs and of Allowed Capital Costs for either the next Period or any subsequent Period.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy and Natural Resources, in Her capacity as Lessor	HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA, as represented by the Minister of Energy and Natural Resources, in Her capacity as Lessee

Approved pursuant to section 5 of the Department of Federal and Intergovernmental Affairs Act

Minister of Federal and Intergovernmental Affairs of Alberta

APPROVED AS TO	
Form JUH	Date 83.10.24
Terms WER	Date 83.10.24
Financial	Date 83.10.24
Tax JUH	Date 83.10.24
Audit - Over $1,MM CT	83.10.24

PANCANADIAN PETROLEUM LIMITED

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SECRETARY

ESSO RESOURCES CANADA LIMITED

VICE-PRESIDENT

L. C. Brodie

ASSISTANT SECRETARY

CONTENT NOTED - APPROVED	
Acct'g.	NP
O'pns.	
Expl.	
Land	
Treasy	
Legal	RWJ

CANADA-CITIES SERVICE, LTD.

SENIOR VICE PRESIDENT

H. T. Irwin

ASST SECRETARY

HUDSON'S BAY OIL AND GAS COMPANY LIMITED

VICE-PRESIDENT

Secretary

GULF CANADA RESOURCES INC.

W. G. Russell

L. J. Hunter Vice President

ASSISTANT SECRETARY

ALBERTA ENERGY COMPANY LTD.

VICE-PRESIDENT

A. J. Moore

CORPORATE SECRETARY

PETRO-CANADA INC.

APPROVED LAW

PRESIDENT PETRO-CANADA RESOURCES

ASSISTANT SECRETARY

ALBERTA ENERGY COMPANY LTD.

APPROVAL REQUIRED	DATE APPROVED	INITIALS
LEGAL SERVICES DEPT	83-11-01	
VICE-PRESIDENT COMPTROLLER	1983 JAN 2	
SR. VICE-PRESIDENT, FINANCE	Nov 9/83.	

SIGNATURES REQUIRED:
R.D. DUNN
A.J. MOORE (seal)

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending December 31
($ millions)

	Three Months Ended		Twelve Months Ended	
	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
Gross sales revenue	$ 1,004.4	$ 733.9	$ 3,622.2	$ 2,812.7
Operating income before other expenses [1]	$ 416.4	$ 236.2	$ 1,318.7	$ 963.3
Net income before Trust Royalties [2]	$ 471.3	$ 119.6	$ 1,472.4	$ 804.7
Net income (loss)	$ 79.6	$ (10.0)	$ 169.8	$ 98.6

	As at December 31, 2007
Current assets	$ 754.8
Non-current assets	$ 6,072.8
Current liabilities [3]	$ 1,680.5
Non-current liabilities [4]	$ 4,941.7

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $264 million (2006- $129 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,133 million.*

(4) *Includes a future income tax liability of $498 million and a deferred Trust Royalty liability of $2,873 million.*

(5) *As at December 31, 2007, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 per cent working interest in Syncrude, and owned 100 per cent of Canadian Arctic Gas Ltd. and 100 per cent of Canadian Oil Sands Marketing Inc.*

management's report

Financial Information

Management is responsible for the information contained in this annual report. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on management's informed judgments and estimates. Where alternative accounting methods exist, management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the Consolidated Financial Statements in all material respects.

To assist management in fulfilling its responsibilities, systems of accounting, internal controls and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a code of business conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, were engaged to conduct an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves. The external auditors and reserve evaluators have unrestricted access to the management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a six-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors. The Audit Committee meets at least quarterly with management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, Annual Information Form, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual Consolidated Financial Statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007 using criteria established in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, our auditors, have audited the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007 as stated in their report which appears herein.

Marcel R. Coutu
President & Chief Executive Officer

February 28, 2008

Ryan M. Kubik
Chief Financial Officer

February 28, 2008

independent auditors' report

To the Unitholders of Canadian Oil Sands Trust

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Canadian Oil Sands Trust (the "Trust") as of December 31, 2007 and 2006. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Trust as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income and comprehensive income, Unitholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust's financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta
February 28, 2008

consolidated statements of income and comprehensive income

For the years ended December 31 ($ millions, except per Trust Unit amounts)	2007	2006
Revenues	$ 3,633	$ 2,692
Crude oil purchases and transportation expense	(383)	(260)
	3,250	2,432
Expenses		
Operating	1,034	907
Non-production	63	70
Crown royalties *(Note 21)*	485	232
Administration	20	17
Insurance	8	6
Interest, net *(Note 17)*	85	98
Depreciation, depletion and accretion *(Note 8)*	351	255
Foreign exchange gain	(117)	(5)
	1,929	1,580
Earnings before taxes from continuing operations	1,321	852
Future income tax expense and other *(Note 14)*	579	17
Net income from continuing operations	742	835
Income (loss) from discontinued operations *(Note 6)*	1	(1)
Net income	743	834
Other comprehensive loss, net of income taxes		
Reclassification of derivative gains to net income *(Note 3)*	(6)	–
Comprehensive income	$ 737	$ 834
Weighted-average Trust Units *(millions)*	479	466
Trust Units, end of year *(millions)*	479	471
Net income per Trust Unit[1]:		
Basic *(Note 15(c))*	$ 1.55	$ 1.79
Diluted *(Note 15(c))*	$ 1.54	$ 1.78

See Notes to Consolidated Financial Statements.

[1] *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit.*

consolidated statements of unitholders' equity

For the years ended December 31 ($ millions)	2007	2006
Retained earnings		
Balance, beginning of year, as previously reported	$ 1,692	$ 1,370
Transition adjustment on adoption of Financial Instruments standards *(Note 3)*	(1)	–
Balance, beginning of year, adjusted	1,691	1,370
Net income	743	834
Unitholder distributions *(Note 18)*	(791)	(512)
Balance, end of year	1,643	1,692
Accumulated other comprehensive income		
Balance, beginning of year	–	–
Transition adjustment on adoption of Financial Instruments standards, net of income taxes *(Note 3)*	30	–
Other comprehensive loss, net of income taxes	(6)	–
Balance, end of year	24	–
Unitholders' capital		
Balance, beginning of year	2,260	2,010
Issuance of Trust Units *(Note 15(a))*	240	250
Balance, end of year	2,500	2,260
Contributed surplus		
Balance, beginning of year	4	3
Stock-based compensation *(Note 16(a))*	1	1
Balance, end of year	5	4
Total Unitholders' equity	$ 4,172	$ 3,956

See Notes to Consolidated Financial Statements.

consolidated balance sheets

As at December 31 ($ millions)	2007	2006
Assets		
Current assets		
Cash and cash equivalents	$ 268	$ 353
Accounts receivable	379	244
Inventories *(Note 7)*	102	84
Prepaid expenses	6	7
	755	688
Property, plant and equipment, net *(Note 8)*	6,427	5,739
Other assets		
Goodwill *(Note 6)*	52	52
Assets held for sale *(Note 6)*	–	6
Reclamation trust *(Note 13)*	37	30
Deferred financing charges, net and other *(Note 3)*	–	17
	89	105
	$ 7,271	$ 6,532
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities *(Note 9)*	$ 289	$ 304
Current portion of employee future benefits *(Note 10)*	16	11
	305	315
Employee future benefits and other liabilities *(Note 10)*	128	100
Long-term debt *(Note 12)*	1,218	1,644
Asset retirement obligation *(Note 13)*	226	173
Deferred currency hedging gains *(Note 3)*	–	35
Future income taxes *(Note 14)*	1,222	309
	3,099	2,576
Unitholders' equity *(Note 15)*	4,172	3,956
	$ 7,271	$ 6,532

Commitments, Contingencies, and Guarantees *(Notes 22, 23 and 24, respectively)*

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

Director

Director

consolidated statements of cash flows

For the years ended December 31 ($ millions)	2007	2006
Cash from (used in) operating activities		
Net income	$ 743	$ 834
Items not requiring an outlay of cash		
Depreciation, depletion and accretion	351	255
Foreign exchange gain on long-term debt	(153)	(1)
Future income tax expense	578	18
Other	(3)	4
Net change in deferred items	26	10
Funds from operations	1,542	1,120
Change in non-cash working capital *(Note 25(a))*	(165)	22
Cash from operating activities	1,377	1,142
Cash from (used in) financing activities		
Repayment of medium term notes and Senior Notes *(Note 12)*	(272)	–
Net drawdown (repayment) of bank credit facilities *(Note 11)*	16	(92)
Unitholder distributions *(Note 18)*	(791)	(512)
Issuance of Trust Units *(Note 15(a))*	3	250
Cash used in financing activities	(1,044)	(354)
Cash from (used in) investing activities		
Capital expenditures	(183)	(300)
Acquisition of additional Syncrude working interest *(Note 5)*	(231)	–
Acquisition of Canadian Arctic Gas Ltd. *(Note 6)*	–	(199)
Disposition of properties *(Note 6)*	4	28
Reclamation trust funding	(7)	(5)
Change in non-cash working capital *(Note 25(a))*	(1)	(47)
Cash used in investing activities	(418)	(523)
Increase (decrease) in cash and cash equivalents	(85)	265
Cash and cash equivalents, beginning of year	353	88
Cash and cash equivalents, end of year	$ 268	$ 353
Cash and cash equivalents consist of:		
Cash	$ 4	$ 8
Short-term investments	264	345
	$ 268	$ 353

Supplementary Information *(Note 25(b))*

See Notes to Consolidated Financial Statements.

notes to consolidated financial statements

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

Note 1. Structure of Canadian Oil Sands Trust

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") that has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the units ("Units") in the Trust.

Following the acquisition of an additional 1.25 percent interest on January 2, 2007, the Trust indirectly owned a 36.74 percent interest ("Working Interest") during 2007 (2006 – 35.49 percent) in the Syncrude Joint Venture ("Syncrude"). Syncrude is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and operated by Syncrude Canada Ltd. ("Syncrude Canada").

Note 2. Summary of Accounting Policies

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only Canadian Oil Sands' proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable and receivable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and Cash Equivalents

Investments with maturities of less than 90 days at purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

Property, Plant and Equipment

Property, plant and equipment ("PP&E") include oil sands assets and varying interests in natural gas licenses located in the Arctic Islands in Northern Canada (the "Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and subsequent additions to PP&E, which include those costs that are directly related to the exploration, development and construction of oil sands projects. Also included in the oil sands assets is the estimated fair value of Canadian Oil Sands' asset retirement obligation (Note 13). Overburden removal, turnaround costs, repairs and maintenance are expensed in the period incurred.

Oil sands assets are depreciated and depleted using the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future development capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An asset impairment test is applied to the oil sands assets to ensure that the capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved and probable reserves, less operating expenses, Crown royalties, future development capital costs and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The fair value is determined on a discounted cash flow basis. The Trust performs this test at least annually and whenever there is an indication that asset impairment has potentially occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually or sooner if events or changes in circumstances indicate that their carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount of the underlying assets that gave rise to the goodwill is less than the net carrying amount of such assets, a write-down to the fair value of goodwill is taken and charged to earnings in the period.

Inventories

Product inventories are valued at the lower of the average cost of production for the period and their net realizable value. Materials and supplies inventories are valued at the lower of average cost and replacement cost.

Asset Retirement Obligation

The estimated fair value of the Trust's 36.74 percent (2006 – 35.49 percent) share of Syncrude's retirement obligations pertaining to PP&E is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site. The discounted full amount of the liability is recorded upon initial land disturbance or when a reasonable estimate of the fair value of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation and is capitalized as part of the Trust's PP&E. Asset retirement costs are depreciated using the unit-of-production method. The obligation is accreted based on the Trust's credit-adjusted risk-free rate. The depreciation expense and accretion expense are reflected in the Trust's depreciation, depletion and accretion ("DD&A") expense in consolidated net income.

Actual reclamation costs are charged against the accumulated obligation when incurred.

Revenue Recognition

Revenues from the sale of synthetic crude oil and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee Future Benefits

Canadian Oil Sands accrues its proportionate share of obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 percent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL (Note 10(a)).

Future Income Taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted or enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates with the adjustments being recognized in net income in the period that the changes occur.

Non-Monetary Transactions

Canadian Oil Sands exchanges crude oil batches with third parties in the normal course of operations. These transactions lack commercial substance and are therefore recorded at carrying value without the recognition of a gain or loss.

Stock-based Compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Comprehensive Income for all Unit options ("options") granted with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to Canadian Oil Sands officers, other select employees and consultants under Canadian Oil Sands' performance unit incentive plan. Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs.

As an owner in the Syncrude Joint Venture, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include incentive phantom share units ("phantom units") and incentive restricted share units ("restricted units"), both of which require settlement by cash payments. Compensation expense for the phantom units and restricted units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair values of the vested phantom units and restricted units, which are based on market-related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss recorded in the Consolidated Statement of Income and Comprehensive Income. Non-monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at historical exchange rates. Revenues and expenses are translated into Canadian dollars at average exchange rates. Translation gains and losses on U.S. dollar denominated long-term debt are recorded as unrealized and excluded from cash from operating activities until repayment of the debt obligations, at which time, a realized foreign exchange gain or loss is recorded. All other translation gains and losses, which relate to the translation of foreign currency denominated cash, accounts receivable and accounts payable and accrued liabilities, are classified as realized.

Net Income per Trust Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Measurement Uncertainty

The preparation of the consolidated financial statements under Canadian GAAP requires management to make estimates and assumptions for many financial statement items based on its best estimate and judgment. Significant judgments and estimates relate to depreciation, depletion, the impairment test and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies, new mine plans and future price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. Based on the December 31, 2007 independent reserve report and expected 2008 Syncrude production, of which actual 2008 production may vary based on Syncrude's operational performance, Canadian Oil Sands anticipates its 2008 depreciation and depletion ("D&D") expense to increase to approximately $470 million, or $11 per barrel, from $340 million, or $8.31 per barrel in 2007, mainly due to higher reserve report estimates of future development costs. Canadian Oil Sands also anticipates the upward cost trend to continue in 2008 regarding its asset retirement obligation costs, reflecting continuing changes in government regulations and inflationary cost pressures in the Fort McMurray area; however, the associated impact on the Trust's asset retirement obligation cannot be reasonably estimated at this time.

The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from all of these estimated amounts as future events occur.

Note 3. Changes in Accounting Policies

a) Financial Instruments

Effective January 1, 2007 Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") related to the new financial instruments accounting framework, which encompasses the following new CICA Handbook sections: 3855 *Financial Instruments – Recognition and Measurement*, and 1530 *Comprehensive Income*. The CICA Handbook section 3865 *Hedges* was effective January 1, 2007, however, Canadian Oil Sands elected not to apply hedge accounting on existing financial instruments on a go-forward basis, and, therefore, only applied the transitional provisions of this Handbook section. The CICA also issued Handbook sections 3862 *Financial Instruments – Disclosures* and 3863 *Financial Instruments – Presentation*, which are effective for the Trust beginning January 1, 2008, and encouraged early adoption. Accordingly, the provisions have been adopted early and included in these financial statements.

These new Handbook sections provide comprehensive requirements for the recognition, measurement and disclosure of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income ("AOCI"). In accordance with the transitional provisions of all of the new sections, the comparative consolidated financial statements have not been restated.

Under these new standards, all financial instruments are recognized on the Trust's Consolidated Balance Sheet. Held-for-trading financial instruments are measured at fair value with unrealized gains and losses reported in net income. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses reported in other comprehensive income, which is defined below. Other financial liabilities and loans and receivables are measured at amortized cost using the effective interest rate method. Transaction costs are added to the amount of the associated financial instrument and amortized accordingly using the effective interest rate method.

Several adjustments to the Trust's consolidated financial statements were required upon transition to the new financial instruments framework. These changes included the following:

Deferred Currency Hedging Gains

In 1996 Canadian Oil Sands entered into currency hedging contracts to fix the exchange rate in future years. During 1999 Canadian Oil Sands unwound various positions and exchanged the resulting gains for adjustments to other existing currency contracts. These gains were deferred and as at December 31, 2006, the remaining cumulative deferral of the unrecognized gains was $35 million. Prior to the adoption of the new standards, the remaining deferral was to be recognized as revenue over the period 2007 to 2016 as this is when the initial hedging contracts would have expired had they not been unwound.

On transition, the deferred currency hedging gains of $35 million were reclassified to opening AOCI. The related future income tax asset of $10 million was reclassified from Canadian Oil Sands' future income tax liability to AOCI. The deferred gains included in AOCI are amortized on a straight-line basis into net income and recorded as currency hedging gains in the Trust's revenues until 2016, with a corresponding decrease to other comprehensive income, net of future income taxes.

Long-term Debt and Deferred Financing Charges

Prior to the adoption of the new standards, the Trust's long-term debt was recorded at cost. The related transaction costs were included in "Deferred financing charges, net and other" on the Trust's Consolidated Balance Sheet, and recognized in net income over the life of the debt.

Under the transitional provisions of Handbook section 3855 *Financial Instruments – Recognition and Measurement*, the Trust's long-term debt is now recorded at amortized cost using the effective interest rate method. The related financing charges have been included in the cost of the long-term debt. As a result of these changes, "Deferred financing charges, net and other" of $16 million, which was previously recorded as an asset of the Trust, was reclassified to "Long-term debt" on the Consolidated Balance Sheet, and $1 million was recorded as a decrease to January 1, 2007 retained earnings.

Determination of Fair Value

The fair value of the Trust's long-term debt is determined based on market price indications. In fair valuing its derivatives, the Trust utilizes a valuation technique using available market prices.

Comprehensive Income

The Consolidated Statement of Income and Comprehensive Income includes a new line item for comprehensive income that includes both net income and other comprehensive income ("OCI"). OCI includes recognition of unrealized gains and losses on derivatives and realized hedging gains that were previously deferred, net of the related future income tax on those items.

b) Capital Disclosures

The CICA issued an additional new accounting standard, Section 1535 *Capital Disclosures* that requires both qualitative and quantitative disclosures to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. This new section is effective for the Trust beginning January 1, 2008 but earlier adoption is encouraged. Accordingly, the provisions have been adopted early and included in these financial statements.

c) Accounting Changes

Effective January 1, 2007 Canadian Oil Sands adopted the CICA's revisions to Handbook Section 1506 *Accounting Changes*. Pursuant to the revisions, in 2007 the Trust provided disclosure of the expected effects on its financial statements of relevant future new sources of GAAP that have been issued by the CICA but are not yet effective or applied by the Trust. The other revisions to Section 1506 are intended to enhance the information provided to financial statement users regarding effects of changes in accounting policies, changes in estimates and errors. The Trust did not have any material changes in estimates or errors in 2007.

Note 4. Future Changes in Accounting Policies

In June 2007 the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted-average cost formula to measure cost; and
- Reversal of previous net realizable value write-downs when there is a subsequent increase to the value of inventories.

The new Section is effective for the Trust beginning January 1, 2008. Application of the new Section is not expected to have an impact on the financial statements.

Note 5. Acquisition of Additional Syncrude Working Interest

On January 2, 2007 a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 percent indirect working interest in Syncrude for total consideration of $476 million ($468 million net of $8 million cash acquired), including acquisition-related costs of approximately $1 million. The transaction price was comprised of $238 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets in accordance with GAAP. The Trust has allocated the purchase price based on fair values to the assets and liabilities as follows:

Net Assets and Liabilities Assumed	
Property, plant and equipment	$ 668
Cash	8
Working capital	1
Employee future benefits and other liabilities	(8)
Asset retirement obligation	(6)
Future income taxes	(187)
	$ 476
Consideration	
Cash	$ 238
Issuance of Trust Units	237
Acquisition costs	1
	$ 476

The additional 1.25 percent working interest Canadian Oil Sands acquired was held in a partnership owned by Talisman and a subsidiary of the Trust. Immediately following Canadian Oil Sands' acquisition of Talisman's interest in the partnership, the partnership was dissolved. The dissolution resulted in an adjustment that increased Canadian Oil Sands' future income tax liability by $140 million and correspondingly increased its property, plant and equipment on the Consolidated Balance Sheet. This increase was accounted for prospectively.

Note 6. Acquisition of Canadian Arctic Gas Ltd. and Disposition of Certain Related Properties

In 2006 Canadian Oil Sands acquired the common shares of Canada Southern Petroleum Ltd. ("Canada Southern") through multiple share purchase transactions for US$13.10 per share, for total consideration of approximately C$223 million ($199 million net of $24 million cash acquired), including acquisition-related costs of approximately $2 million. Concurrent with the final purchase of shares in October 2006, Canada Southern was amalgamated with another two subsidiaries of Canadian Oil Sands to form Canadian Arctic Gas Ltd. ("Canadian Arctic").

The acquisition was accounted for as a business purchase between arms length parties, in accordance with GAAP. The total purchase price was allocated based on fair values to the assets and liabilities on the Trust's 2006 Consolidated Balance Sheet as follows:

Net Assets and Liabilities Assumed	
Property, plant and equipment	$ 165
Cash	24
Goodwill[1]	52
Assets held for sale[2]	34
Future income taxes	(52)
	$ 223
Consideration	
Cash	$ 221
Acquisition costs	2
	$ 223

[1] *Goodwill is entirely due to the temporary differences created between the tax basis of the Arctic assets compared to the fair value of such assets. Goodwill is not subject to amortization but is tested annually for impairment and more frequently if events or circumstances arise that could result in impairment.*

[2] *Assets held for sale include $35 million of oil and gas properties and equipment, working capital of $3 million, less asset retirement obligations of $3 million and estimated costs to sell the properties of $1 million.*

Canadian Oil Sands disposed of the conventional oil and gas exploration and development properties in 2006 and 2007. The sales did not result in a material gain or loss in either year as the carrying values approximated the consideration received. These properties did not generate material revenue or pre-tax earnings in the periods that Canadian Oil Sands owned them prior to disposal, as reflected in "Income (loss) from discontinued operations" on the Consolidated Statement of Income and Comprehensive Income.

Canadian Oil Sands continues to hold the Arctic assets that were acquired with the purchase of Canadian Arctic.

Note 7. Inventories

	2007	2006
Materials and supplies	$ 69	$ 64
Product and linefill	33	20
	$ 102	$ 84

Note 8. Property, Plant and Equipment, Net

December 31, 2007	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	$ 7,662	$ 1,400	$ 6,262
Arctic assets	165	-	165
	$ 7,827	$ 1,400	$ 6,427
December 31, 2006			
Oil sands assets	$ 6,633	$ 1,059	$ 5,574
Arctic assets	165	-	165
	$ 6,798	$ 1,059	$ 5,739

The net book value of the Arctic assets is not being amortized as the related properties have not yet been developed.

Total DD&A expense is comprised of the following amounts for the year ended December 31:

	2007	2006
Depreciation and depletion expense	$ 340	$ 246
Accretion expense	11	9
	$ 351	$ 255

Note 9. Accounts Payable and Accrued Liabilities

	2007	2006
Due to Syncrude Joint Venture/Syncrude Canada Ltd.[1]	$ 225	$ 241
Accrued liabilities	42	33
Interest payable	22	30
	$ 289	$ 304

[1] *Typically includes commercial trade payables and Crown royalties payable.*

Note 10. Employee Future Benefits and Other Liabilities

	2007	2006
Employee future benefits *(a)*	$ 113	$ 108
Accrued variable compensation and other *(b)*	56	62
	169	170
Less current portion comprised of:		
Employee future benefits	(16)	(11)
Accrued variable compensation and other (included in accounts payable and accrued liabilities)	(25)	(59)
	$ 128	$ 100

a) Employee Future Benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefit ("OPEB") plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants. The OPEB plan is not funded.

Defined Benefit Plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was completed in 2007 and was as of December 31, 2006. The next required valuation will be as of December 31, 2009.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 36.74 percent ownership at December 31, 2007 (2006 – 35.49 percent) is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2007	2006	2007	2006	2007	2006
Accrued benefit obligation:						
Balance, beginning of year	$ 533	$ 498	$ 39	$ 37	$ 572	$ 535
Acquired [1]	18	–	1	–	19	–
Current service cost	24	21	1	1	25	22
Interest cost	28	25	2	2	30	27
Transferred in	5	5	–	–	5	5
Benefits paid	(21)	(16)	(1)	(1)	(22)	(17)
Actuarial loss (gain)	(3)	–	8	–	5	–
Balance, end of year	$ 584	$ 533	$ 50	$ 39	$ 634	$ 572
Fair value of plan assets:						
Actuarial fair value, beginning of year	$ 339	$ 287	$ –	$ –	$ 339	$ 287
Acquired [1]	12	–	–	–	12	–
Actual return on plan assets	8	41	–	–	8	41
Employer contributions	30	22	–	–	30	22
Contributions – transfers	5	5	–	–	5	5
Benefits paid	(20)	(16)	–	–	(20)	(16)
Actuarial fair value, end of year	374	339	–	–	374	339
Funded status, Plan deficit	(210)	(194)	(50)	(39)	(260)	(233)
Unamortized net actuarial loss [2]	134	120	15	6	149	126
Unamortized past service costs [2]	–	1	(2)	(2)	(2)	(1)
Accrued benefit liability	$ (76)	$ (73)	$ (37)	$ (35)	$ (113)	$ (108)

[1] *Canadian Oil Sands assumed the fair value of the accrued benefit obligation and plan assets related to the additional 1.25 percent working interest acquired on January 2, 2007.*

[2] *Amortized over the expected average remaining service lives of employees covered by the plan, which is generally 12 years.*

The asset allocation for Syncrude Canada's plan assets as of December 31 was as follows:

	Percentage of Plan Assets	
	2007	2006
Equity securities	68	70
Debt securities	32	30
	100	100

Elements of defined benefit costs recognized in the year:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
	2007	2006	2007	2006	2007	2006
Current service cost	$ 24	$ 21	$ 1	$ 1	$ 25	$ 22
Interest cost	28	25	2	2	30	27
Actual return on plan assets	(8)	(41)	–	–	(8)	(41)
Actuarial loss (gain)	(3)	–	8	–	5	–
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	$ 41	$ 5	$ 11	$ 3	$ 52	$ 8
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	(23)	16	–	–	(23)	16
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	9	8	(8)	–	1	8
	(14)	24	(8)	–	(22)	24
Defined benefit costs recognized in net income	$ 27	$ 29	$ 3	$ 3	$ 30	$ 32

Significant Assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan		Other Post-Employment Benefits	
	2007	2006	2007	2006
Accrued benefit obligation as of December 31:				
Discount rate	5.25%	5.0%	5.25%	5.0%
Rate of compensation increase	5.0%	4.0%	5.0%	4.0%
Benefit costs for years ended December 31:				
Discount rate	5.0%	5.0%	5.0%	5.0%
Expected long-term rate of return on plan assets	8.5%	8.5%	N/A	N/A
Rate of compensation increase	5.0%	4.0%	5.0%	4.0%

For measurement purposes, a 10 percent annual rate of increase in the cost of supplemental health care benefits was assumed for 2007, 2008, and 2009 (2006 – nine percent), decreasing by 0.5 percent each year thereafter to a five percent ultimate rate in 2019. In addition, annual rate increases of three percent in Alberta health care premiums and four percent in dental rates were used in 2007 and 2006.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A one percent increase in assumed health care cost trend rates would have increased the Trust's accrued benefit obligation by $6 million, and a similar decrease in rates would have decreased the Trust's obligation by $5 million. A one percent change in such rates would not have had a material impact on the Trust's current service and interest costs.

Defined Contribution Plans

Canadian Oil Sands' share of the total expense, based on its 36.74 percent (2006 – 35.49 percent) working interest for Syncrude Canada's defined contribution pension plans was approximately $2 million in each of 2007 and 2006.

Total Cash Payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2007, consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded OPEB plans and cash contributed to its defined contribution plans, was $34 million (2006 – $26 million), based on its 36.74 percent (2006 – 35.49 percent) ownership.

b) Accrued Variable Compensation and Other

Syncrude Canada has short-term and long-term incentive plans that are cash settled. These plans include Syncrude Canada's employee retention program (Note 22(d)) and stock-based compensation plans (Note 16(b)). Accrued variable compensation and other consists primarily of the long-term portion of these plans. The accrued obligations for these plans are measured at their estimated fair values.

Note 11. Bank Credit Facilities

Extendible revolving term facility *(a)*	$ 40
Line of credit *(b)*	45
Operating credit facility *(c)*	800
	$ 885

Each of the credit facilities of Canadian Oil Sands Limited ("COSL"), the operating subsidiary of the Trust, is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions.

a) Extendible Revolving Term Facility

The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 24, 2008. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) Line of Credit

The $45 million line of credit is a one-year revolving letter of credit facility. The amount of this facility was increased during 2007 to $45 million from $35 million. Letters of credit drawn on the facility mature April 30 each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $61 million have been written against the extendible revolving term facility and line of credit, as disclosed in Note 24.

c) Operating Credit Facility

The $800 million operating credit facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

As at December 31, 2007, a total of $16 million was drawn on this facility (2006 – $nil).

Note 12. Long-term Debt

	2007	2006
3.95% medium term notes due January 15, 2007 *(a)*	$ –	$ 175
Floating rate medium term notes due January 15, 2007 *(a)*	–	20
7.625% Senior Notes due May 15, 2007 *(b)*	–	81
5.75% medium term notes due April 9, 2008 *(c)*	**149**	150
5.55% medium term notes due June 29, 2009 *(d)*	**200**	200
4.8% Senior Notes due August 10, 2009 *(e)*	**246**	291
5.8% Senior Notes due August 15, 2013 *(f)*	**293**	350
7.9% Senior Notes due September 1, 2021 *(g)*	**243**	291
8.2% Senior Notes due April 1, 2027 *(h)*	**71**	86
Credit facilities drawn, excluding letters of credit *(Note 11)*	**16**	–
	$ 1,218	$ 1,644

In accordance with the CICA's new Handbook standards for financial instruments as adopted by Canadian Oil Sands on January 1, 2007, Canadian Oil Sands' long-term debt is recorded at amortized cost. Balances prior to January 1, 2007 have not been restated and therefore reflect historical cost.

All of Canadian Oil Sands' medium term notes and Senior Notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2007 the Trust repaid $175 million of 3.95% medium term notes and $20 million of floating rate medium term notes upon maturity, both of which were originally issued on January 15, 2004.

b) 7.625% Senior Notes

The Trust repaid US$70 million of 7.625% Senior Notes on May 15, 2007 upon maturity and realized a foreign exchange gain of $18 million.

c) 5.75% Medium Term Notes

On April 8, 2003 COSL issued $150 million of 5.75% unsecured medium term notes, maturing April 9, 2008. Interest is payable on the notes semi-annually on April 9 and October 9.

d) 5.55% Medium Term Notes

On June 29, 2004 COSL issued $200 million of 5.55% unsecured medium term notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

e) 4.8% Senior Notes

On August 9, 2004 COSL issued US$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

f) 5.8% Senior Notes

On August 6, 2003 COSL issued US$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

g) 7.9% Senior Notes

On August 24, 2001 COSL issued US$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent.

h) 8.2% Senior Notes

On April 4, 1997 COSL issued US$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

i) Future Payments

Future payments payable under long-term debt, the total of which differs from the amortized cost balance recorded on the Consolidated Balance Sheet, are as follows:

2008	$ 166
2009	447
After five years	617
	$ 1,230

Canadian Oil Sands intends to refinance on a long-term basis the 5.75% medium term notes that are maturing in 2008. The Trust has $808 million of unutilized operating credit facilities at December 31, 2007 to draw on to refinance these obligations and $800 million of these facilities do not expire until April 27, 2012. In accordance with EIC-122 *Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced*, debt maturing in 2008 has not been reclassified to current liabilities.

Note 13. Asset Retirement Obligation and Reclamation Trust

	2007	2006
Asset retirement obligation, beginning of year	**$ 173**	$ 148
Acquired [1]	**6**	–
Liabilities settled	**(1)**	(2)
Accretion expense	**11**	9
Asset retirement obligation increases	**37**	18
Asset retirement obligation, end of year	**$ 226**	$ 173

[1] *Canadian Oil Sands assumed the fair value of the asset retirement obligation related to the additional 1.25 percent working interest acquired on January 2, 2007.*

Canadian Oil Sands and each of the other owners of Syncrude are liable for their share of ongoing environmental obligations related to the ultimate reclamation of the Syncrude Joint Venture properties on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years and has applied an average credit-adjusted risk free discount rate of approximately six percent in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives. The fair values of the related asset retirement obligations therefore cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of the Syncrude obligation rose to $743 million in 2007 based on its 36.74 percent Syncrude ownership (2006 – $595 million, based on 35.49 percent ownership). In addition to a larger working interest in 2007, the increase in costs primarily reflects the Trust's share of increased cost estimates to comply with Syncrude's new Alberta Environmental Protection and Enhancement Act Approval. The new requirements resulted in higher cost estimates for soil salvage, soil placement thickness and soil layering. Discounting these incremental cash flows resulted in a $37 million increase in the asset retirement obligation at December 31, 2007.

The reclamation expenditures will be funded from Canadian Oil Sands' cash from operating activities and reclamation trust. Canadian Oil Sands paid $1 million in 2007 (2006 – $2 million) for its share of Syncrude's reclamation expenditures. In addition to this funding, Canadian Oil Sands deposits $0.1322 per barrel of production attributable to its 36.74 percent (2006 – 35.49 percent) working interest to a reclamation trust established for the purpose of funding the operating subsidiary's share of environmental and reclamation obligations. As at December 31, 2007, including interest earned on investments, the balance of the reclamation trust was $37 million.

In addition, the Trust has posted letters of credit with the Province of Alberta in the amount of $61 million (2006 – $49 million) to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Joint Venture participants.

Note 14. Future Income Taxes

On June 12, 2007 *Bill C-52 Budget Implementation Act, 2007* was substantively enacted by the Canadian federal government, which contains legislation to tax publicly traded trusts in Canada. As a result, a new tax will be applied to distributions from Canadian public income trusts. The new tax is not expected to apply to the Trust until 2011 as a transition period applies to publicly traded trusts that existed prior to November 1, 2006. As a result of this substantive enactment of trust taxation, the Trust recorded an additional $701 million future income tax expense and corresponding future income tax liability in the second quarter of 2007. This future income tax provision represented the taxable temporary differences of the Trust, tax-effected at 31.5 percent, which was the originally enacted trust taxation rate applicable in 2011.

During 2007 the federal government substantively enacted various tax rate reductions which lowered the corporate tax rates for the years 2008 to 2012 and beyond. The corporate tax rates were reduced from 20.5 percent in 2008 to an ultimate rate of 15 percent in 2012 and future years. These federal rate reductions also reduce the taxation rate applicable to trusts from 31.5 percent to 29.5 percent starting in 2011 and to 28 percent in 2012 and beyond. Canadian Oil Sands applied these rate reductions to its net future income tax liabilities in 2007, resulting in a total future income tax recovery of approximately $193 million.

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to earnings before taxes as follows:

	2007	2006
Earnings before taxes	**$ 1,322**	$ 851
Statutory rates		
Federal	**31.00%**	33.00%
Federal abatement	**- 10.00%**	- 10.00%
Federal surtax	**1.12%**	1.12%
Alberta provincial rate	**10.00%**	10.38%
	32.12%	34.50%
Expected taxes at statutory rate	**$ 425**	$ 294
Add (Deduct) the tax effect of:		
Net income attributable to the Trust – tax sheltered	**(254)**	(260)
Substantive enactment of trust taxation	**701**	–
Statutory rate adjustment for future rate reductions	**(283)**	(36)
Non-taxable portion of capital gains	**(17)**	-
Resource allowance	**-**	(39)
Non-deductible Crown charges	**–**	44
Assessments and adjustments	**-**	14
Other	**7**	–
Provision for taxes	**$ 579**	$ 17

Canadian Oil Sands' income taxes are calculated according to government tax laws and regulations, which results in different values for certain assets and liabilities for income tax purposes than for financial statement purposes. The amount shown on the Consolidated Balance Sheet as future income taxes represents the net differences between tax values and accounting values on the balance sheets of the Trust and its subsidiaries at substantively enacted tax rates expected to apply when the differences reverse.

As at December 31, future income taxes are comprised of the following:

	2007	2006
Capital and other assets in excess of tax value	$ (1,809)	$ (826)
Net liabilities in excess of tax value	587	517
Balance at December 31	$ (1,222)	$ (309)

As at December 31, 2007, the following are the estimated balances available for deduction against future taxable income:

	2007
Canadian Oil Sands Trust:	
Canadian Development Expense[1]	$ 89
Canadian Oil Sands Limited:	
Undepreciated Capital Costs ("UCC")[2]	
Federal UCC	$ 1,685
Provincial UCC	$ 1,545
Scientific Research and Exploration Development	$ 9
Debt Issue Costs	$ 5

[1] *Deductible at a declining balance rate of 30 percent annually.*

[2] *Approximately 70 percent are deductible at an accelerated rate up to income from a mine, and the remaining balance is deductible at the declining balance rate of 25 percent annually. Approximately $132 million is not available for use, primarily related to Syncrude's Emissions Reduction project.*

Note 15. Unitholders' Equity

a) Unitholders' Capital

The Trust is authorized to issue an unlimited number of ordinary Units pursuant to the Trust Indenture. The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights are attached to the Units and retraction rights are limited. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 percent of the average closing price of the Units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

In 2007 a total of 8.5 million Units were issued (2006 – 8.3 million) for proceeds of $240 million (2006 – $250 million), primarily related to the acquisition of the 1.25 percent indirect working interest in Syncrude. Units issued prior to May 2006 have been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.

The following table summarizes the Units that have been issued:

Date	Net Proceeds/Trust Unit	Number of Units	Net Proceeds
Balance, January 1, 2006		462.6	$ 2,010
Issued on February 28, 2006 under DRIP	$ 28.14	1.5	$ 42
Issued on May 31, 2006 under DRIP	$ 31.75	2.2	$ 68
Issued on August 31, 2006 under DRIP	$ 34.44	2.0	$ 69
Issued on November 30, 2006 under DRIP	$ 27.67	2.5	$ 70
Issued on exercise of employee options	$ 8.60	0.1	$ 1
Balance, December 31, 2006		470.9	$ 2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	$ 29.00	8.2	$ 237
Issued on exercise of employee options	$ 9.31	0.3	$ 3
Balance, December 31, 2007		479.4	$ 2,500

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20 percent or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50 percent discount to the market price.

b) Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

In January 2002 the Trust received regulatory approval in Canada for the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). Eligible Unitholders were able to participate in the DRIP for the quarterly distributions payable subject to enrolment and certain other conditions. The DRIP allowed eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the Average Market Price, as defined in the DRIP. The DRIP also provided an alternative whereby eligible Unitholders could, under the premium distribution component, have had their distributions invested in new Units and exchanged through the Plan broker for a premium distribution equal to up to 102 percent of the amount that the other Unitholders would otherwise have received on the distribution date. Under the terms of the DRIP, Unitholders had the option to purchase additional Units for cash at 100 percent of the Average Market Price if they had participated in either of the premium distribution or distribution reinvestment components of the DRIP.

The DRIP was suspended as of January 31, 2007 as the Trust no longer required this source of funding; however, it may reinstate the DRIP to fund future investing activities, if required.

c) Net Income per Trust Unit

The following table summarizes the Units used in calculating net income per Trust Unit:

(millions)	2007	2006
Weighted-average Trust Units outstanding, Basic	479	466
Effect of options	2	2
Weighted-average Trust Units outstanding, Diluted	481	468

Note 16. Stock-based Compensation

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long-term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its 36.74 percent (2006 – 35.49 percent) working interest.

a) Canadian Oil Sands' Stock-based Compensation Plans

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Unit Option and Distribution Equivalent Plan/Unit Incentive Option Plan

As at December 31, 2007 Canadian Oil Sands has 2,134,000 options issued under a unit option and distribution equivalent plan (the "2002 Plan") and 426,282 options issued under a unit incentive option plan (the "2005 Plan"). The initial exercise price of options granted under the 2002 Plan was based on the weighted-average price of the Units for the five days prior to the issuance of the options and the preceding day for options granted under the 2005 Plan. Subject to customary exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options granted under the 2005 Plan, the exercise price is reduced to the extent distributions exceed a threshold set by the Board of Directors at the time of the grant.

As at December 31, 2007 the following options were issued and outstanding:

Date	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2006	2.6	$ 9.44
Granted in 2006	0.2	$ 29.70
Exercised in 2006	(0.1)	$ (7.13)
Outstanding at December 31, 2006	2.7	$ 11.01
Granted in 2007	0.2	$ 29.93
Exercised in 2007	(0.3)	$ (8.24)
Outstanding at December 31, 2007	**2.6**	**$ 12.85**
Exercisable at December 31, 2006	2.0	$ 8.67
Exercisable at December 31, 2007	**2.1**	**$ 9.93**

Exercise Price	Number of Options Outstanding	Weighted-Average Remining Life (Years)	Weighted-Average Exercise Price
$6.95 – $14.69 (2002 Plan)	2.1	2.9	$ 9.64
$23.24 – $35.33 (2005 Plan)	0.5	5.6	$ 28.89
	2.6	3.1	$ 12.85

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	2007	2006
Risk-free interest rate *(%)*	**3.75**	3.75
Expected life *(years)*	**4.5**	4.5
Expected volatility *(%)*	**29**	26
Expected distribution per Trust Unit *($)*	**1.20**	0.80
Fair value per stock option *($)*	**6.00**	5.44

Performance Unit Incentive Plan

Canadian Oil Sands adopted a performance unit incentive plan ("the Incentive Plan") and granted awards of PUPs pursuant to this plan during 2006 and 2007. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of Units or in cash equal to the aggregate current market value of the number of Units subject to the PUPs. No Units are to be issued from treasury and instead will be purchased in the secondary market. The number of Units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. At December 31, 2007 a total of 69,298 PUPs were outstanding (2006 – 34,345), however these PUPs do not vest until 2009 and later.

Canadian Oil Sands recorded approximately $3 million in 2007 (2006 – $2 million) in Administration expense related to its stock-based compensation plans.

b) Syncrude Canada's Stock-based Compensation Plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Syncrude Canada's Incentive Restricted Share Units Plan

Syncrude Canada implemented an incentive restricted unit program in 2006 that awards restricted share units ("restricted units") to certain employees. The restricted units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro-rated restricted units based upon the ratio of service provided during the vesting period relative to the full vesting period. At the end of the vesting period, the cash settlement is based on the weighted-average price of the shares of certain of the Syncrude owners at that time and the total shareholder return of the owners' shares as compared to a relative peer group. At December 31, 2007 a total of 179,303 restricted units were outstanding (2006 – 50,417), however these units do not vest until 2009 and later.

Syncrude Canada's Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded phantom units to certain employees. The phantom units have value if the composite value of the weighted-average stock price of 70 percent of Canadian Oil Sands Trust's Units and 30 percent of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The phantom units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50 percent of the phantom units are exercisable, 25 percent the following year and the last 25 percent after year three. Subject to customary exceptions relating to early retirement, death or termination, each phantom unit issued under this plan after 2005 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised they are settled in cash. At December 31, 2007 a total of 1.0 million phantom units were outstanding (2006 – 1.0 million) and a total of 0.3 million (2006 – 0.4 million) phantom units were exercisable.

In 2007 Canadian Oil Sands recorded approximately $14 million in operating expenses related to its 36.74 percent (2006 – 35.49 percent) share of Syncrude Canada's stock-based compensation expense related to the above Syncrude plans (2006 – $27 million).

Note 17. Interest, net

	2007	2006
Interest expense on long-term debt	$ 91	$ 102
Interest income and other	(6)	(4)
Interest expense, net	$ 85	$ 98

Note 18. Unitholder Distributions

The Consolidated Statements of Unitholder Distributions are provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

Consolidated Statements of Unitholder Distributions

For the years ended December 31	2007	2006
Cash from operating activities	$ 1,377	$ 1,142
Add (Deduct):		
Capital expenditures	(183)	(300)
Acquisition of additional Syncrude working interest	(231)	-
Acquisition of Canadian Arctic Gas Ltd.	-	(199)
Disposition of properties	4	28
Change in non-cash working capital [1]	(1)	(47)
Reclamation trust funding	(7)	(5)
Change in cash and cash equivalents and financing, net [2]	(168)	(107)
Unitholder distributions	$ 791	$ 512
Unitholder distributions per Trust Unit [3]	$ 1.65	$ 1.10

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

[3] *Unit information has been adjusted to reflect the 5:1 Unit split, which occurred on May 3, 2006.*

Note 19. Capital Management

The Trust's capital consists of cash and cash equivalents, debt and Unitholders' equity. The balance of each of these items at December 31 was as follows:

	2007	2006
Long-term debt	$ 1,218	$ 1,644
Cash and cash equivalents	(268)	(353)
Net debt	$ 950	$ 1,291
Unitholders' equity	$ 4,172	$ 3,956
Total capitalization [1]	$ 5,122	$ 5,247

[1] *Net debt plus Unitholders' equity*

Net debt to total capitalization *(%)*	19	25

Net debt to total capitalization decreased in 2007 to 19 percent from 25 percent. This is primarily a result of cash from operating activities exceeding distributions and capital expenditures, which reduced net debt while Unitholders' equity remained relatively unchanged.

The Trust's objective for managing capital is to maximize long-term Unitholder value by:

- Ensuring financing capacity for Syncrude's expansion projects and/or acquisitions of oil sands-related assets that are expected to add value to our Unitholders;
- Maintaining an investment grade credit rating to support financing of future expansions and acquisition opportunities, and to allow the Trust to remain unhedged on its crude oil price exposure; and
- Distributing to Unitholders any cash that is not required for financing Syncrude's operations or capital investment growth opportunities that may offer Unitholders better value.

In October 2006 the Trust adjusted its financial plan by targeting higher net debt of $1.6 billion by the end of 2010 in response to the income trust tax changes announced by the government. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, foreign exchange rates and Syncrude's operational performance vary from our assumptions.

As disclosed in Notes 11 and 12, the Trust is bound by certain debt covenants; however, these covenants do not specifically limit the Trust's ability to pay distributions. The Trust monitors its total debt-to-total book capitalization as it must be less than 55 percent according to certain financial covenants. With a net debt-to-total capitalization of 19 percent at December 31, 2007, the Trust is well within its limits and a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

As a result of the Canadian trust taxation legislation passed in June 2007 and effective January 1, 2011, the Trust is subject to certain capital growth restrictions referred to as "normal growth" equity rules. These rules limit the amount of Unitholders' capital that can be issued by the Trust in each of the next three years, based on the Trust's market capitalization on October 31, 2006, as follows:

($ billions)	Annual	Cumulative
Normal growth capital allowed in:		
2008[1]	2.9	8.6
2009	2.9	11.5
2010	2.9	14.4

[1] *The Trust's allowed growth capital prior to 2008 was approximately $5.7 billion.*

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011.

In addition to growth capital restrictions, the Trust also monitors its foreign ownership levels to the extent possible given the practical limitations regarding beneficial ownership information. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. The potential impact of breaching this threshold may be the loss of mutual fund trust status, which may significantly adversely impact the valuation of the Units. At December 31, 2007, the Trust's best estimate of the foreign ownership level was 32 percent, based on account data at November 16, 2007.

Note 20. Financial Instruments

Fair Values

The Trust's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and debt. The fair values of the Trust's financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The carrying values of the Trust's financial instruments at December 31, 2007 are as follows:

	Held for Trading	Loans and Receivables	Available for Sale	Other Liabilities	Total Carrying Value
Cash and cash equivalents	$ 268	$ –	$ –	$ –	$ 268
Accounts receivable	–	379	–	–	379
Reclamation trust	–	–	37	–	37
Accounts payable and accrued liabilities	–	–	–	289	289
Long-term debt	–	–	–	1,218	1,218
	$ 268	$ 379	$ 37	$ 1,507	$ 2,191

The fair values of the Senior Notes and medium term notes based on third-party market indications are as follows:

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
3.95% medium term notes due January 15, 2007	$ –	$ –	$ 175	$ 175
Floating rate medium term notes due January 15, 2007	–	–	20	20
7.625% Senior Notes due May 15, 2007 (US$70 million)	–	–	81	82
5.75% medium term notes due April 9, 2008	149	150	150	152
5.55% medium term notes due June 29, 2009	200	201	200	205
4.8% Senior Notes due August 10, 2009 (US$250 million)	246	246	291	286
5.8% Senior Notes due August 15, 2013 (US$300 million)	293	302	350	349
7.9% Senior Notes due September 1, 2021 (US$250 million)	243	269	291	340
8.2% Senior Notes due April 1, 2027 (US$73.95 million)	71	81	86	101
	$ 1,202	$ 1,249	$ 1,644	$ 1,710

Financial Instrument Risk Management

Canadian Oil Sands provides a detailed risk management discussion, including its exposure and management of credit risk, liquidity risk and market risk (being foreign currency risk and interest rate risk) in its 2007 annual Management's Discussion and Analysis under the headings "Financial Market Risk" and "Credit Risk" included in the "Risk Management" section.

Note 21. Crown Royalties

Under Alberta's current generic Oil Sands Royalty, the Crown royalty is calculated as the greater of one percent of gross revenue before hedging or 25 percent of net revenues, defined as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. In May 2006 there was a shift in the royalty rate from the minimum one percent of gross revenues to 25 percent of net revenues. As at December 31, 2007, there were no carry forward deductions for royalty purposes.

On October 25, 2007 the Alberta government announced significant changes to the Crown royalty regime that are effective for most companies starting in 2009. The Syncrude joint venture owners have an existing legal contract with the government that establishes the current Crown royalty terms to December 31, 2015, including the option to convert to a bitumen-based royalty prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. The outcome of the negotiations is not yet determinable.

Note 22. Commitments

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' 36.74 percent working interest in the joint venture.

a) Management Services Agreement

Effective November 1, 2006 Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources Ltd. ("Imperial Oil") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of 10 years, with five-year renewal provisions. Either Syncrude Canada or Imperial Oil has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74 percent share of the annual fixed fee payable to Imperial Oil for the first 10 years under the agreement is $17 million. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) Natural Gas Purchase Commitments

Syncrude has entered into purchase commitments for natural gas deliveries at floating market-related prices. There is one long-term natural gas supply contract that expires on October 31, 2010. The remaining contracts expire during 2008, unless they are renewed. Canadian Oil Sands' 36.74 percent share of this commitment is for 26 million GJs.

c) Pension Plan Solvency Deficiency Payments

The latest actuarial valuation completed in 2007 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' 36.74 percent share of these funding requirements is $122 million over the next 14 years.

d) Expenditure Commitments

Canadian Oil Sands is committed to remaining costs of approximately $178 million related to its 36.74 percent share of Syncrude's Emissions Reduction project, which are expected to be incurred over the next three years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray-based employees that began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program for 2008 to 2009 is $88 million, or $32 million net to Canadian Oil Sands.

Syncrude has various vendor commitments owing in 2008 to 2009 for non-capital items of which the more significant purchases total $46 million, or $17 million net to Canadian Oil Sands.

e) Pipeline Commitments

Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The cost of service in 2007, based on Canadian Oil Sands' 36.74 percent working interest, was $21 million (2006 – $21 million based on a 35.49 percent working interest). Based on Canadian Oil Sands' 36.74 percent working interest, the projected cost of service for 2008 is $20 million. This cost is expected to remain around $20 million through to 2035.

Note 23. Contingencies

a) Tax Disputes

For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's 2000 and 2002 and COSII's 2000, 2001, and 2002 Tax Returns have been reassessed by the Canada Revenue Agency and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid; however, an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of resolution of this issue and the impact on tax pool balances was not determinable at December 31, 2007.

b) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude Project for the participants. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities that could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada as well as Canadian Oil Sands and the other Syncrude Joint Venture owners also have claims pending against various parties, the outcomes of which are not yet determinable.

Note 24. Guarantees

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $61 million. Canadian Oil Sands accrues an asset retirement obligation on its Consolidated Balance Sheet for its share of Syncrude's mine reclamation costs, which was $226 million at December 31, 2007.

Note 25. Supplementary Information

a) Change in Non-cash Working Capital

	2007	2006
Operating activities		
Accounts receivable	$ (135)	$ (47)
Inventories	(18)	3
Prepaid expenses	1	(4)
Accounts payable and accrued liabilities	(15)	23
Less: A/P change reclassed to investing and other	2	47
	$ (165)	$ 22
Investing activities		
Accounts payable and accrued liabilities	$ (1)	$ (47)

b) Interest and taxes paid

	2007	2006
Large Corporations and Income Tax paid	$ 1	$ 5
Interest charges paid	$ 94	$ 100

management's discussion and analysis

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 28, 2008 and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2007 and December 31, 2006. The Trust's financial results have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars, unless stated otherwise.

ADVISORY – in the interest of providing the Trust's unitholders ("Unitholders") and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the preliminary estimate for repair costs of the December 2007 fire; the expectation that increased inflationary costs in Alberta will negatively impact Syncrude's costs in 2008; expectations regarding depreciation and depletion rates and expense, accretion expense and asset retirement obligations in 2008 and beyond; the expected structure to be assumed given the federal government's tax changes in 2011; plans regarding the refinancing of the $150 million medium term note maturity in April 2008; intentions and expectations regarding future distribution levels; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next few years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights and in particular, legal rights regarding the Alberta Crown royalty agreement; the expectations regarding discussions with the Alberta government over Crown royalties applicable to Syncrude; the expected timeframe that current tax pools will allow Canadian Oil Sands to shelter income post-2010; the plan to move to fuller payout of cash from operating activities; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the level of energy consumption in 2008 and beyond; the accuracy of Canadian Oil Sands' reserves and resources estimates; the expectation that the Syncrude Emissions Reduction ("SER") project will significantly reduce total sulphur dioxide and other emissions; capital expenditures for 2008; the anticipated cost and completion date for the SER project; the level and timing of growth in production volumes expected from the Stage 3 debottleneck and Stage 4 expansion projects, and if these projects will be approved by the Syncrude joint venture owners; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash from operating activities and net income; and the expected impact of any current and future environmental legislation. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impact of regulatory changes especially as such relate to royalties, taxation, and environmental changes; the impact of technology on operations and processes and how new complex technology may not perform as expected; labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally, normal risks associated with litigation and in particular, litigation against a sovereign entity; the impact of exceeding foreign ownership levels; general economic, business and market conditions, regulatory changes, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TABLE OF CONTENTS



Ryan Kubik
Chief Financial Officer

Canadian Oil Sands Trust is an open-ended investment trust that has been generating income from its oil sands investment in the Syncrude Joint Venture ("Syncrude") for over 12 years. Our 36.74 percent working interest in Syncrude is the largest of the seven Syncrude owners and represents the only pure-play public investment opportunity in the project.

Business Description

Canadian Oil Sands increased its Syncrude ownership in early 2007 following the acquisition of an additional 1.25 percent working interest. In 2006 and 2005 the Trust owned a 35.49 percent interest in Syncrude.

Syncrude is located near Fort McMurray, Alberta and currently operates oil sands mines, utilities plants, bitumen extraction plants and an upgrading complex that processes bitumen into a high-quality, sweet synthetic crude oil ("SCO"). The bitumen is open-pit mined from oil sands leases located in the Athabasca oil sands deposit. Syncrude is operated by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. Each joint venture owner has an undivided interest in the assets of the Syncrude Project, takes its oil production in kind and funds its proportionate share of Syncrude's operating and capital expenditures on a daily basis. While Syncrude Canada is responsible for the daily operations, a Management Committee of the joint venture owners as well as other various committees of Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day ("bpd") when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". Under normal operating conditions, however, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bpd on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

Canadian Oil Sands has a proved plus probable reserve base of approximately 1.8 billion barrels of upgraded crude oil, which represents its 36.74 percent share of Syncrude's Base, North, Aurora North and Aurora South leases. The

Aurora South lease is not yet under development. Based on current productive capacity of approximately 129 million barrels annually, or 47 million barrels net to the Trust, Syncrude's estimated proved plus probable reserve life is approximately 40 years. Based on evaluations performed by our independent petroleum reserve evaluators effective December 31, 2007, Canadian Oil Sands estimates Syncrude's remaining recoverable resources to be 12.7 billion barrels of SCO (4.7 billion barrels net to the Trust), which are comprised of proved plus probable reserves of 4.9 billion barrels (1.8 billion barrels net to the Trust), contingent resources of 5.6 billion barrels (2.1 billion barrels net to the Trust) and prospective resources of 2.2 billion barrels (0.8 billion barrels net to the Trust). More information regarding Canadian Oil Sands' reserves and resources can be found in the "Reserves Data and Other Information" section in our 2007 Annual Information Form at **www.sedar.com** or on our website at **www.cos-trust.com**.

ENTERPRISE VALUE AT DECEMBER 31
MARKET CAP + NET DEBT ($ BILLIONS)



5.4
7.9
13.3
16.6
19.5
2003
2004
2005
2006
2007

MARKET CAPITALIZATION AT DECEMBER 31
($ BILLIONS)



4.0
6.2
11.7
15.4
18.6
2003
2004
2005
2006
2007

Executive Overview

Canadian Oil Sands funds its share of Syncrude's operations, in addition to our own administrative costs and acquisitions, through cash generated from the sale of our proportionate share of Syncrude production and, as required and deemed appropriate, debt and equity financing.

Cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for our SCO, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases and transportation expense, reflects the realized selling price at the Syncrude plant gate for our sales of SCO production. Historically, our realized selling price has correlated closely to the United States ("U.S.") West Texas Intermediate ("WTI") benchmark oil price, and also has been impacted by movements in U.S./Canadian foreign exchange rates. World events and supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the weighted-average price differential of our SCO product relative to Canadian dollar WTI prices (the "price differential"). This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market.

Production volumes reflect the capacity of the Syncrude facility and reliability of its operations. The process of mining, extracting and upgrading bitumen is a highly technical and complex operation requiring regular maintenance of the various operating units, which can affect production volumes, and consequently, revenues and operating costs. An oil sands operation such as Syncrude is essentially a manufacturing business, whereby reliability is a critical success factor as costs are largely fixed. If the facilities can process more barrels for the same costs, per barrel costs are reduced and the economics of the project are enhanced. Production volumes therefore have a significant impact on per barrel operating costs and if the plant is not operating, repair costs typically are also being incurred. One of Syncrude's most significant production costs is natural gas. Operating costs are therefore also sensitive to changes in natural gas prices and natural gas volumes consumed in the production process.

The large scale of the Syncrude facilities requires a workforce of approximately 4,700 people to run the 24-hour, 365-day operations and significantly more during major unit turnarounds. With a relatively small labour

force in the Fort McMurray area, Syncrude must remain competitive in its compensation and is subject to increasing market rates for contracted equipment and workers, which translates to upward pressure on operating costs.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production rates. The growth in production from the completion of the Stage 3 facilities late in 2006 also has required Canadian Oil Sands to access more distant markets on additional pipelines, which generally increases pipeline inventory volumes.

The Trust maintains a strong balance sheet and investment grade credit ratings to maintain access to capital markets to finance its business. The Trust also currently intends to pay distributions to our Unitholders with cash generated from the operations that is not required for financing Syncrude's operations or capital investment growth opportunities.

More information regarding Canadian Oil Sands, including our Annual Information Form, is available at **www.sedar.com** or on our website at **www.cos-trust.com**.

Review of Syncrude Operations

Syncrude's annual production in 2007 totalled 111.3 million barrels, or approximately 305,000 bpd, exceeding the prior year by 17 million barrels and establishing an annual production record. Based on our 36.74 percent working interest, production net to the Trust totalled 40.9 million barrels in 2007 compared with 33.5 million barrels in 2006 based on a 35.49 percent interest.

The increase in year-over-year volumes primarily reflects a full year of Stage 3 volumes along with a higher Syncrude working interest in 2007. The incremental Stage 3 production was, however, partially offset by constrained production rates and downtime of Coker 8-3. This unit produced at or near its design rate at various times during 2007 but underwent maintenance in the second and fourth quarters.

While Syncrude had not anticipated such extensive maintenance on Coker 8-3 that early in its run length, various performance issues often occur when bringing a new, complex expansion such as Stage 3 into operation. The coker was also brought down for a week in December 2007 following a fire in the environmental section of the unit. Production in 2007 was reduced by unplanned maintenance on Coker 8-2 during the first quarter as well as planned maintenance on other units, including a turnaround of the LC-Finer. In comparison, aside from a brief initial startup in May 2006, Stage 3 production commenced at the end of August 2006, thereby contributing volumes for only the last four months of 2006. Production in 2006 was reduced by a more extensive maintenance schedule with turnarounds of several units, including an extended turnaround of Coker 8-1.

Operating costs during 2007 averaged $25.23 per barrel, down $1.84 per barrel from 2006, largely as a result of higher volumes, less turnaround and maintenance activity and lower purchased energy costs in 2007 relative to 2006. Operating costs are discussed more fully in the "Operating costs" section of this MD&A.

CANADIAN OIL SANDS' AVERAGE DAILY SALES
(MBBLS PER DAY)


66.8
84.6
76.0
91.8
112.3
2003
2004
2005
2006
2007

CASH FROM OPERATING ACTIVITIES
($ PER TRUST UNIT)


0.56
1.33
2.07
2.45
2.87
2003
2004
2005
2006
2007

Canadian Oil Sands markets its own share of Syncrude production, which is transported by various pipelines to refineries throughout most of Canada and the U.S. During the third quarter of 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to a higher quality Syncrude™ Sweet Premium ("SSP") blend. We had anticipated that SSP's improved distillate cetane and smoke point levels relative to SSB would enable some of our existing refinery customers to increase the amount of Syncrude production they process, thereby containing transportation costs as our production would not have to move as far to clear the market. Early indications seem to support our previous expectations based on modest increases in certain refinery customers' demand for our product in the fourth quarter of 2007. Since Syncrude does not produce both products concurrently, it is not possible to determine what price premium, if any, the new SSP volumes attract over its SSB product. We have begun using the term "Syncrude crude oil", or "SCO", in lieu of the terms SSB and SSP, to refer to Syncrude's production of synthetic crude oil and our sales volumes thereof in the current and prior year.

Following a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007, the Syncrude Joint Venture owners approved the recommendations of an Opportunity Assessment Team as part of the Management Services Agreement ("MSA"). Imperial Oil Resources Ltd. ("Imperial Oil") began implementation of the recommendations in 2007 and continues to work with Syncrude Canada on establishing sustained annual production of 129 million barrels, or 47 million barrels net to the Trust. The MSA is an agreement between Syncrude Canada and Imperial Oil signed in late 2006 that has an initial term of 10 years. The goal of the MSA is to improve Syncrude's operating reliability and energy intensity, as well as identify capital and operating cost efficiencies through the utilization of Imperial Oil and ExxonMobil's global expertise in the areas of operational, technical and business management services. The MSA also provides Syncrude Canada with access to additional labour resources from Imperial and ExxonMobil to somewhat mitigate the shortage in the Fort McMurray area.

Review of Financial Results

($ millions, except per Trust Unit amounts)	2007	2006	2005
Revenues, after crude oil purchases and transportation expense	**3,250**	2,432	1,967
Net income	**743**	834	831
Per Trust Unit, Basic[1]	**1.55**	1.79	1.81
Per Trust Unit, Diluted[1]	**1.54**	1.78	1.80
Cash from operating activities	**1,377**	1,142	949
Per Trust Unit[1]	**2.87**	2.45	2.07
Total assets	**7,271**	6,532	5,925
Net debt[2]	**950**	1,291	1,649
Total other long-term financial liabilities[3]	**354**	273	241
Unitholder distributions per Trust Unit[1]	**1.65**	1.10	0.40

[1] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[2] *Long-term debt less cash and cash equivalents.*

[3] *Unlike the Canadian GAAP definition of financial liabilities, the balance includes employee future benefits and other liabilities as well as the Trust's asset retirement obligation.*

Revenues, after crude oil purchases and transportation expense, rose significantly in 2007 relative to the two prior years, reflecting an increase in sales volumes combined with a higher average realized selling price for our SCO product. Daily sales volumes in 2007, which averaged approximately 112,000 barrels, exceeded volumes sold in 2006 and 2005 by 22 percent and 48 percent, respectively. This increase reflected the increase in production volumes as discussed in the preceding "Review of Syncrude Operations" section. A larger Syncrude working interest also contributed to higher sales volumes in 2007 relative to the two prior years. In 2005 the Stage 3 facilities were not yet contributing volumes and production was impacted by extensive turnaround and maintenance activity on several operating units as well as throughput restrictions.

Canadian Oil Sands realized an average selling price prior to foreign currency hedging of $79.02 per barrel in 2007, which was higher than the average price received in 2006 and 2005 of $71.96 per barrel and $70.08 per barrel, respectively. Our 2007 pricing, relative to the prior two years, is indicative of the increase in average WTI prices over the last three years, as well as an improved price differential, as shown in the following table. These positive price increases were offset somewhat in 2007 and 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar.

	2007	2006	2005
Average realized selling price before currency hedging *($/bbl)*[1]	**$ 79.02**	$ 71.96	$ 70.08
Average West Texas Intermediate *(US$/bbl)*	**$ 72.36**	$ 66.25	$ 56.70
Premium (Discount) price differential *(C$/bbl)*[1]	**$ 1.63**	$ (2.57)	$ 1.05
Average foreign exchange rates *(US$/C$)*	**$ 0.93**	$ 0.88	$ 0.83

[1] *Based on a volume weighted-average calculation.*

The premium pricing differential that we received in 2007 primarily reflected the disconnect of the relationship between WTI and other benchmark light, sweet crude oils during the second and third quarters of 2007. The price differential in the prior two years primarily reflected supply/demand fundamentals. Increased supply levels of light synthetic crude oil from new oil sands projects (including Syncrude's Stage 3 expansion) reduced the price in some periods, while higher prices were supported by actual and anticipated supply reductions during producer planned and unplanned maintenance and turnarounds.

($ per bbl)	2007	2006	2005
Net realized selling price	**79.29**	72.56	70.91
Operating costs	**(25.23)**	(27.07)	(26.34)
Crown royalties	**(11.83)**	(6.93)	(0.71)
Netback	**42.23**	38.56	43.86
Non-production costs	**(1.54)**	(2.08)	(3.06)
Administration and insurance	**(0.69)**	(0.65)	(0.73)
Interest, net	**(2.08)**	(2.93)	(3.74)
Depreciation, depletion and accretion	**(8.56)**	(7.61)	(7.13)
Foreign exchange gain	**2.86**	0.16	1.05
Earnings before taxes	**32.22**	25.45	30.25
Future income tax expense and other	**(14.12)**	(0.53)	(0.29)
Net income per barrel	**18.10**	24.92	29.96
Sales volumes *(mmbbls)*	**41.0**	33.5	27.7

NETBACK AFTER HEDGING
($ PER BBL)


16.62
23.70
43.86
38.56
42 23
2003
2004
2005
2006
2007

Net income in 2007 of $743 million, or $1.55 per Trust unit ("Unit"), was significantly reduced by a $701 million future income tax charge following the substantive enactment of trust taxation in June 2007. Canadian Oil Sands' annual future income tax and other expense totalled $579 million in 2007, an increase of $562 million and $571 million over 2006 and 2005, respectively. On an earnings before taxes from continuing operations basis, the Trust's 2007 results of $1,321 million exceeded the two prior years by more than 50 percent, primarily reflecting the contribution of the incremental Stage 3 volumes combined with robust crude oil prices and larger foreign exchange gains, partially offset by higher operating, Crown royalties and depreciation, depletion and accretion ("DD&A") expenses. The larger foreign exchange gains in 2007 relative to the two prior years are primarily attributable to an increase in unrealized gains recorded on the revaluation of U.S. dollar denominated debt, reflecting the strengthening Canadian dollar relative to the U.S. dollar. Unrealized foreign exchange gains totalled $153 million, $1 million and $36 million in 2007, 2006 and 2005, respectively.

Operating costs rose to $1,034 million in 2007, up from $907 million and $731 million in 2006 and 2005, respectively, which reflected more equipment and a larger workforce in place at Syncrude to operate the Stage 3 facilities, rising costs for materials and labour in the Fort McMurray area, and a larger Syncrude working interest. In addition, more costs were incurred in 2007 to move additional waste and oil sand, which required Syncrude to utilize contracted equipment and operators in addition to its own equipment and workforce. These cost increases were partially offset by lower natural gas, maintenance and turnaround costs. On a per barrel basis, operating costs in 2007 were lower than the prior two years, averaging $25.23 compared to $27.07 in 2006 and $26.34 in 2005. The lower 2007 per barrel operating costs relative to both 2006 and 2005 were mainly attributable to the increase in sales volumes more than offsetting the increase in total costs. Purchased energy costs accounted for $5.15 per barrel of the operating costs in 2007, compared with $6.10 per barrel and $7.09 per barrel in 2006 and 2005, respectively. Such costs were higher in 2005 than both 2007 and 2006, primarily reflecting natural gas prices of $8.40 per GJ in that year, compared with approximately $6.00 per GJ in each of 2007 and 2006. In 2007 energy consumption was lower relative to 2006 due to improved operational efficiency, reflecting in part more energy used in the operations in 2006 as the Stage 3 units were being brought on-line without an offsetting production increase.

In 2007 Canadian Oil Sands incurred $485 million, or $11.83 per barrel, in Crown royalties expense, more than double the total expense reported in 2006 of $232 million, or $6.93 per barrel. The increase in 2007 Crown royalties relative to 2006 reflects a shift to the higher 25 percent royalty rate that occurred in the second quarter of 2006, higher net revenues and a larger Syncrude working interest. Crown royalties in 2005 totalled $19 million, or $0.71 per barrel, reflecting the rate of one percent of gross plant gate revenue before hedging.



Allen Hagerman
Executive Vice President



Rob Dawson
Treasurer

DD&A expense totalled $351 million, an increase of $96 million and $153 million relative to 2006 and 2005, respectively. The larger 2007 expense was attributable to a higher depreciation and depletion ("D&D") rate, reflecting increasing future development cost estimates, as well as larger production volumes. The Trust's 2007 D&D rate also reflected the additional assets and reserves associated with the 1.25 percent working interest acquisition. The per barrel D&D rates were $8.31, $7.34, and $6.11 in 2007, 2006 and 2005, respectively. Discussion of the Trust's future D&D rates is provided in the "Depreciation, Depletion and Accretion Expense" section of this MD&A.

The changes in revenues, operating expenses and Crown royalties also impacted cash from operating activities, unlike the unrealized foreign exchange gains, DD&A expense and future income tax expense, which are all non-cash items. Cash from operating activities totalled $1,377 million, or $2.87 per Unit, compared with $1,142 million, or $2.45 per Unit in 2006, and $949 million, or $2.07 per Unit in 2005. Also impacting cash from operating activities was the increase in non-cash working capital, which reduced 2007 results by $165 million and $56 million in 2005, as shown in the following table. Conversely, decreases in non-cash working capital requirements increased cash from operating activities by $22 million in 2006. Working capital changes and the resulting impact on our cash from operating activities are difficult to predict due to the many variables that influence the changes. Given the nature of the oil and gas industry whereby accounts receivable from customers are typically settled in the following month, working capital can fluctuate significantly resulting from volume and price changes relative to each period end. Inventory movements also can contribute to significant changes in non-cash working capital and are partially dependant on delivery times of crude oil batches to our customers, which can range from one to three months. In addition, Canadian Oil Sands' cash from operating activities is impacted by changes in its accounts payable and accrued liabilities ("A/P") balance, which reflect the timing of significant accruals and payments, such as Crown royalties, operating costs, crude oil purchases and interest payments on long-term debt.

	Twelve Months Ended December 31			Twelve Months Ended December 31		
($ millions)	2007	2006	Variance	2006	2005	Variance
Cash from (used in) changes in:						
Accounts receivable	$ (135)	$ (47)	$ (88)	$ (47)	$ (51)	$ 4
Inventories	(18)	3	(21)	3	(30)	33
Prepaid expenses	1	(4)	5	(4)	–	(4)
Accounts payable and accrued liabilities	(15)	23	(38)	23	7	16
Less: A/P reclassed to investing and other	2	47	(45)	47	18	29
Change in operating non-cash working capital	$ (165)	$ 22	$ (187)	$ 22	$ (56)	$ 78

The Trust's assets totalled approximately $7.3 billion at December 31, 2007, increasing substantially over the two prior years primarily due to the acquisition of the 1.25 percent Syncrude working interest in 2007. This acquisition increased capital assets by $668 million. In 2006 we acquired Canadian Arctic Gas Limited ("Canadian Arctic") (formerly Canada Southern Petroleum Ltd.), resulting in a $165 million increase in capital assets and $52 million increase in goodwill relative to the prior year. Accounts receivable rose to $379 million at December 31, 2007, increasing by $135 million and $182 million relative to 2006 and 2005 year-ends, respectively, reflecting higher sales volumes and realized selling prices.

Net debt, comprised of debt less cash and cash equivalents, declined to $950 million at December 31, 2007 from $1.3 billion at December 31, 2006 mainly as a result of cash generated from the operations exceeding capital expenditures and distributions during the year. Net debt was further reduced by the stronger Canadian dollar, which lowered the carrying value of our U.S. dollar denominated debt by $153 million year over year. Relative to December 31, 2005 net debt decreased $0.3 billion by December 31, 2006 mainly as a result of a larger cash balance at year-end 2006 that was used to finance a portion of the 1.25 percent working interest acquisition on January 2, 2007.

Canadian Oil Sands' 2007 asset retirement obligation ("ARO") rose over the two prior years primarily as a result of increased cost estimates to comply with new material handling requirements under Syncrude's new Alberta Environmental Protection and Enhancement Act Approval, as well as the larger Syncrude working interest. The new requirements resulted in higher cost estimates for soil salvage, soil placement thickness and soil layering. In 2006 revised assumptions regarding the volume of reclamation material required and the costs associated with storing and handling the additional material resulted in an increase in the ARO liability relative to 2005. Cost escalation associated with revegetation, landforming, and additional regional drainage requirements also contributed significantly



Laureen DuBois
Controller

to the estimate increases. Our ARO liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude project, totalled $226 million, an increase of $53 million and $78 million relative to the two prior year-ends, respectively.

In our 2006 annual MD&A, we identified cost escalation pressures, especially in the Fort McMurray area, as a significant trend that we anticipated would continue, particularly over the next few years, as other major oil sands projects are constructed and new projects are started. We continue to believe this inflationary environment will persist, as evidenced by the higher D&D rate, ARO liability, and operating costs, as well as upward pressure on our capital projects reported in 2007, which reflected higher costs for materials and labour.

As discussed more fully in the "Unitholder Distributions" section of this MD&A, the Trust paid a total distribution of $1.65 per Unit in 2007, a 50 percent increase over the prior year and more than four times the amount paid in 2005. The substantial rise in distributions reflects strong crude oil prices, higher production volumes and lower capital costs. It also is consistent with the Trust's strategy of increasing its distributions following completion of the Stage 3 expansion. Paying out a fuller portion of cash from operating activities allows the Trust to preserve its tax pools prior to trust taxation coming into effect in 2011.

Summary of Quarterly Results

	2007				
($ millions, except per Trust Unit and volume amounts)	Q1	Q2	Q3	Q4	Annual
Revenues [1]	$ 674	$ 690	$ 936	$ 950	$ 3,250
Net income (loss)	$ 262	$ (395)	$ 361	$ 515	$ 743
Per Trust Unit, Basic	$ 0.55	$ (0.82)	$ 0.75	$ 1.07	$ 1.55
Per Trust Unit, Diluted	$ 0.54	$ (0.82)	$ 0.75	$ 1.07	$ 1.54
Cash from operating activities	$ 202	$ 324	$ 484	$ 367	$ 1,377
Per Trust Unit	$ 0.42	$ 0.68	$ 1.01	$ 0.77	$ 2.87
Unitholder distributions	$ 144	$ 191	$ 192	$ 264	$ 791
Per Trust Unit	$ 0.30	$ 0.40	$ 0.40	$ 0.55	$ 1.65
Daily average sales volumes *(bbls/d)*	108,981	98,720	124,904	116,368	112,298
Net realized selling price *($/bbl)* [3]	$ 68.69	$ 76.81	$ 81.48	$ 88.73	$ 79.29
Operating costs *($/bbl)*	$ 23.56	$ 30.13	$ 20.84	$ 27.38	$ 25.23
Purchased natural gas price *($/GJ)*	$ 6.99	$ 6.78	$ 4.99	$ 5.84	$ 6.14
West Texas Intermediate *(average US$/bbl)* [4]	$ 58.23	$ 65.02	$ 75.15	$ 90.50	$ 72.36
Foreign exchange rates *(US$/C$)*:					
Average	$ 0.85	$ 0.91	$ 0.96	$ 1.02	$ 0.93
Quarter-end	$ 0.87	$ 0.94	$ 1.00	$ 1.01	$ 1.01

	2006				
($ millions, except per Trust Unit and volume amounts)	Q1	Q2	Q3	Q4	Annual
Revenues [1]	$ 473	$ 624	$ 689	$ 646	$ 2,432
Net income	$ 91	$ 337	$ 278	$ 128	$ 834
Per Trust Unit, Basic [2]	$ 0.20	$ 0.72	$ 0.60	$ 0.27	$ 1.79
Per Trust Unit, Diluted [2]	$ 0.20	$ 0.72	$ 0.59	$ 0.27	$ 1.78
Cash from operating activities	$ 187	$ 209	$ 334	$ 412	$ 1,142
Per Trust Unit [2]	$ 0.40	$ 0.45	$ 0.72	$ 0.88	$ 2.45
Unitholder distributions	$ 93	$ 139	$ 140	$ 140	$ 512
Per Trust Unit [2]	$ 0.20	$ 0.30	$ 0.30	$ 0.30	$ 1.10
Daily average sales volumes *(bbls/d)*	74,929	86,394	95,438	110,185	91,844
Net realized selling price *($/bbl)* [3]	$ 70.24	$ 79.35	$ 78.43	$ 63.71	$ 72.56
Operating costs *($/bbl)*	$ 40.26	$ 28.48	$ 19.68	$ 23.60	$ 27.07
Purchased natural gas price *($/GJ)*	$ 7.42	$ 5.72	$ 5.42	$ 6.51	$ 6.26
West Texas Intermediate *(average US$/bbl)* [4]	$ 63.48	$ 70.72	$ 70.60	$ 60.16	$ 66.25
Foreign exchange rates *(US$/C$)*:					
Average	$ 0.87	$ 0.89	$ 0.89	$ 0.88	$ 0.88
Quarter-end	$ 0.86	$ 0.90	$ 0.90	$ 0.86	$ 0.86

[1] *Revenues after crude oil purchases and transportation expense.*

[2] *Trust Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.*

[3] *Net realized selling price after foreign currency hedging and based on a volume weighted-average calculation.*

[4] *Pricing obtained from Bloomberg.*

Over the last eight quarters, the following significant changes occurred that impacted the Trust's financial results:

- The substantive enactment in June 2007 of *Bill C-52 Budget Implementation Act, 2007* ("Bill C-52" or "trust taxation"), which introduces a new tax on distributions from Canadian public trusts starting in 2011. This new tax legislation resulted in the recording of a future income tax charge of $701 million in the second quarter of 2007. Canadian Oil Sands is now required to record future income tax related to temporary differences at the Trust level, which represent the differences between the accounting and tax basis of the Trust's net assets. In addition to the Bill C-52 impact, corporate tax rate reductions enacted in the second and fourth quarters of 2007 and in the second quarter of 2006 resulted in future income tax recoveries of $38 million, $153 million and $29 million in each quarter, respectively. Future income tax is a non-cash item that impacts net income but has no current impact on the Trust's cash from operating activities.

- Syncrude's Stage 3 expansion came into operation at the end of August 2006, increasing Syncrude's productive capacity by about 100,000 bpd with a corresponding pro-rata impact on the Trust's revenues, operating costs and DD&A expense.

- During the second quarter of 2006, Crown royalties shifted to the higher 25 percent of net revenue rate, compared to the one percent of gross revenue rate that had applied since January 1, 2002, increasing Crown royalties expense and somewhat offsetting the revenue increase impact on net income and cash from operating activities in the latter half of 2006 and all of 2007. As the transition occurred in May 2006, Crown royalties in the second quarter of 2006 did not reflect the full impact of the rate change.

- Starting in 2007 the Trust's financial results reflected a 36.74 percent working interest in Syncrude, which represents its increased ownership following the acquisition of Talisman Energy Inc.'s ("Talisman") 1.25 percent working interest on January 2, 2007. Prior year comparative information is based on the Trust's previous ownership of 35.49 percent.



Sherri Rogers
Manager, Accounting

- During 2007 the Canadian dollar strengthened considerably relative to the U.S. dollar, which resulted in significant unrealized foreign exchange gains on the revaluation of our U.S. dollar denominated debt and related interest payable. The unrealized foreign exchange gains related to our long-term debt are non-cash and therefore only impact net income.

- In the last six months of 2007, and in particular the fourth quarter, U.S. dollar WTI prices, which our sales are priced relative to, increased significantly and reached record highs in the last quarter. The significant increase in this benchmark pricing boosted our revenues; however, the revenue increase was mitigated somewhat by the strengthening Canadian dollar relative to the U.S. dollar.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Syncrude maintenance and turnaround activities are typically scheduled to occur in the first or second quarter. The exact timing of unit shutdowns cannot, however, be precisely scheduled, and unplanned outages will occur. As a result, production levels also may not display reliable seasonality patterns or trends.

Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the particularly high per barrel operating costs in the second quarter of 2007 and first quarter of 2006. Natural gas prices are typically higher in winter months as heating demand rises but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Canadian Oil Sands' unaudited fourth quarter 2007 results have been discussed and analyzed in our MD&A released on January 30, 2008 and filed with the Trust's January 30, 2008 press release, which is available at **www.sedar.com**.

2007 QUARTERLY OPERATING COSTS
($ PER BBL)


23.56
30.13
20.84
27.38
25.23
Q1
Q2
Q3
Q4
Annual

2007 QUARTERLY DAILY AVERAGE SALES VOLUMES
(MBBLS PER DAY)


109.0
98.7
124.9
116.4
112.3
Q1
Q2
Q3
Q4
Annual

2007 QUARTERLY NET REALIZED SELLING PRICE
($ PER BBL)


68.69
76.81
81.48
88.73
79.29
Q1
Q2
Q3
Q4
Annual

Non-GAAP Financial Measures

In prior years, we referred to free cash flow as an indicator of the Trust's ability to repay debt and pay distributions to its Unitholders. It was a measure that did not have any standardized meaning under GAAP. During 2007 we discontinued our discussions of free cash flow and now refer to the GAAP measure of cash from operating activities, which is derived from our Consolidated Statements of Cash Flows. We also refer to the Trust's cash from operating activities on a per Trust Unit basis, which does not have any standardized meaning under Canadian GAAP. Cash from operating activities per Trust Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period, as used in the Trust's net income per Trust Unit calculations. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing, allocated to our outstanding Units. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the operational performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales net of purchased crude oil volumes in a period. Cash from operating activities per Trust Unit and per barrel figures may not be directly comparable to similar measures presented by other companies or trusts.

Consolidated Results Compared to the Prior Year's Annual Report Outlook

The Trust provides estimates of its anticipated financial and operating results for the next fiscal year in our annual report (the "original estimate" or "original Outlook"), and we revise this guidance throughout the year in our quarterly reports and information releases to reflect actual operating results and new information as it becomes available (the "revised estimate" or "revised Outlook"). The Trust provides guidance on financial information that we anticipate will impact cash from operating activities and capital expenditures, which directly impact Unitholder distributions. Therefore, management does not provide guidance regarding DD&A expense or future income tax expense as these are non-cash items.

	2007 Actual	2007 Outlook Original[1]	Revised[2]
Outlook assumptions:			
Syncrude production *(mmbbls)*	**111**	110	111
Canadian Oil Sands' sales *(mmbbls)*	**41**	40	41
West Texas Intermediate *(average US$/bbl)*	**$ 72.36**	$ 55.00	$ 70.00
Premium (Discount) price differential *(C$/bbl)*[3]	**$ 1.63**	$ (4.00)	$ 1.50
Average foreign exchange rates *(US$/C$)*	**$ 0.93**	$ 0.88	$ 0.94

[1] *As provided in the Trust's 2006 annual report.*

[2] *As at October 31, 2007.*

[3] *Based on a volume weighted-average calculation.*

Syncrude production in 2007 of 111 million barrels exceeded Canadian Oil Sands' original estimate of 110 million barrels. The Trust revised its estimate for annual Syncrude production to 111 million barrels on October 31, 2007 to reflect better than anticipated operational reliability during the first nine months of the year.

NET INCOME
($ MILLIONS)



310
509
831
834
743
2003
2004
2005
2006
2007

NET INCOME – BASIC
($ PER TRUST UNIT)



0.78
1.14
1.81
1.79
1.55
2003
2004
2005
2006
2007

Relative to our original Outlook, actual cash from operating activities of $1,377 million exceeded the Outlook by $520 million, primarily reflecting a realized selling price that was $20.52 per barrel higher than our original estimate. The significant increase in our actual selling price resulted in actual revenues that were $880 million higher than the original estimate. The revenue increase relative to our original estimate was somewhat offset by the corresponding Crown royalties expense increase of $237 million, which resulted from higher actual revenues, as well as an increase in actual non-cash working capital requirements that reduced cash from operating activities by $190 million.

Actual WTI prices averaged US$72.36 per barrel, or US$17.36 per barrel more than our original Outlook assumption. This higher benchmark price was enhanced by a premium price differential of $1.63 per barrel, compared with the originally estimated discount of $4.00 per barrel. The difference primarily reflected the temporary disconnect between WTI prices and other benchmark light, sweet crude oils during 2007. We revised our original estimate of WTI prices to US$70 per barrel and the price differential to a $1.50 per barrel premium in October 2007 to reflect the significant improvement in each price variable during the first nine months of the year. WTI prices continued to rise in the last quarter of 2007, which combined with an increase in demand for our SCO product from two major refiners that further improved our price differential, resulted in actual revenues after crude oil purchases and transportation expense of $3.3 billion, approximately $0.2 billion more than our revised estimate. A significant change in non-cash working capital (revised guidance $nil) more than offset the higher revenues, lowering actual cash from operating activities by $49 million, or $0.11 per Unit, relative to our revised guidance.

Actual capital expenditures in 2007 were $183 million compared to our original Outlook of $255 million. We revised our capital expenditures Outlook down to $199 million in October 2007 to reflect deferred spending on some projects that were originally anticipated to occur in 2007.

Revenues, after Crude Oil Purchases and Transportation Expense

($ millions)	2007	2006	$ Change	% Change
Sales revenue [1]	**3,622**	2,671	951	36
Crude oil purchases	**(348)**	(219)	(129)	59
Transportation expense	**(35)**	(41)	6	(15)
	3,239	2,411	828	34
Currency hedging gains [1]	**11**	21	(10)	(48)
	3,250	2,432	818	34
Sales volumes *(mmbbls)* [2]	**41.0**	33.5	7.5	22

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statement of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)	2007	2006	$ Change	% Change
Realized selling price before hedging [3]	**79.02**	71.96	7.06	10
Currency hedging gains	**0.27**	0.60	(0.33)	(55)
Net realized selling price	**79.29**	72.56	6.73	9

[3] *Sales revenue, after crude oil purchases and transportation expense divided by sales volumes, net of crude oil volumes purchased.*

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ MILLIONS)



932
1,352
1,967
2,432
3,250
2003
2004
2005
2006
2007

NET REALIZED SELLING PRICE
($ PER BBL)



38.23
43.68
70.91
72.56
79.29
2003
2004
2005
2006
2007

An increase in sales volumes and a higher realized selling price before currency hedging gains contributed to the 34 percent increase in revenues before currency hedging in 2007 relative to the prior year. The incremental production from the Stage 3 facilities, less coker downtime, and the Trust's larger Syncrude ownership during 2007 resulted in a 22 percent increase in sales volumes.

Our net realized selling price before currency hedging gains averaged $79.02 per barrel, an increase of $7.06 per barrel compared to 2006. The 10 percent increase in average realized selling price year-over-year reflected the US$6.11 per barrel increase in WTI prices, which averaged US$72.36 per barrel in 2007, and an improved price differential. We realized a premium to average Canadian dollar WTI of $1.63 per barrel in 2007 relative to a discount of $2.57 per barrel in 2006. We believe the positive price differential in 2007 as compared with the discount in 2006 was supported by the following factors:

- The temporary disconnect in the price relationship between WTI and other benchmark light, sweet crude oils during the second and third quarters of 2007;
- More demand for our product by certain major refineries in the third and fourth quarters of 2007, due to upgrading and refinery unit processing issues related to those refineries;

- Actual and anticipated reductions in the supply of synthetic crude oils as a result of operational issues and turnarounds experienced by various synthetic crude oil producers during 2007, including Syncrude;
- Less demand for our SCO product from refineries in 2006 as a result of outages, higher inventory levels, lower margins, and turnarounds by refiners;
- Increased supply of light crude oil in 2006 relative to 2005 resulting from a pipeline reconfiguration and additional volumes from new oil sands projects, including Syncrude's Stage 3 expansion; and
- Downward pressure on SCO prices in 2006 due to limited pipeline capacity to move crude oil to extended markets.

The shift in differentials from discounts to premiums can happen quickly depending on the short-term supply/demand dynamics in the marketplace and pipeline availability for transporting the crude oil.

Foreign exchange rates averaged $0.93 US/Cdn and $0.88 US/Cdn in 2007 and 2006, respectively, which somewhat offset the WTI benchmark and price differential improvements in 2007.

Operating Costs

The table on the next page breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and per barrel of SCO produced basis. This allows investors to better compare Syncrude's unit costs to other oil sands producers. As there are no definitions of what constitutes operating costs, different cost accounting and capitalization treatments are used among producers.

On an annual basis, operating costs averaged $25.23 per barrel in 2007, a reduction of $1.84 per barrel compared to 2006. Actual per barrel operating costs in 2007 were in-line with our original estimate of $25.83, and our October 31, 2007 estimate of $24.87. While coker turnarounds occurred in both years, 2007 experienced less turnaround and maintenance activity and more production relative to the prior year, which reduced operating costs by $1.15 per barrel, as reflected in the decrease in "Turnaround and catalysts" costs in the Operating Costs table. Additional infrastructure and a larger workforce were in place in 2006 to support the expanded Stage 3 facilities, thereby increasing the plant's fixed costs. The new facilities contributed production for only the last four months of 2006, however, resulting in higher per barrel production costs in 2006 over 2007.



David Sirrs
Director, Marketing

OPERATING COSTS
($ PER BBL)


21.12
19.40
26.34
27.07
25.23
2003
2004
2005
2006
2007

Operating costs excluding purchased energy costs.

PRODUCTION COSTS
($ PER BBL)


16.69
15.16
19.25
20.97
20.03
2003
2004
2005
2006
2007

Operating Costs	2007		2006	
($ per bbl)	Bitumen	SCO	Bitumen	SCO
Bitumen costs [1]				
Overburden removal	**1.82**		2.09	
Bitumen production [2]	**8.82**		7.60	
Purchased energy [4]	**2.19**		2.64	
	12.83	**15.26**	12.33	14.58
Upgrading costs [3]				
Bitumen processing and upgrading [2]		**4.35**		4.78
Turnaround and catalysts		**1.05**		2.20
Purchased energy [4]		**2.55**		2.98
		7.95		9.96
Other and research [2]		**1.43**		1.92
Change in treated and untreated inventory		**(0.02)**		0.25
Total Syncrude operating costs		**24.62**		26.71
Canadian Oil Sands adjustments[5]		**0.61**		0.36
Total operating costs		**25.23**		27.07
Syncrude production volumes *(mbbls per day)*	**363**	**305**	305	258

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs between bitumen, upgrading and other and research in 2007.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major refining equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $6.14 per GJ and $6.26 per GJ in 2007 and 2006, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, opportunity assessment team costs and contract fees related to the Management Services Agreement between Syncrude Canada and Imperial Oil, property insurance costs, actual reclamation costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.*

($ per bbl of SCO)	2007	2006	Change	% Change
Production costs	**20.08**	20.97	(0.89)	(4)
Purchased energy	**5.15**	6.10	(0.95)	(16)
Total operating costs	**25.23**	27.07	(1.84)	(7)

(GJs per bbl of SCO)	2007	2006	Change	% Change
Purchased energy consumption	**0.84**	0.98	(0.14)	(14)

Purchased energy costs fell by almost $1 per barrel in 2007 relative to 2006 due to lower per barrel consumption volumes and slightly lower natural gas prices. Energy consumption decreased by 14 percent on a per barrel basis in 2007, primarily due to improved operational efficiency. Such improvements were due in part to Stage 3 units being commissioned during the first nine months of 2006, increasing energy requirements without an offsetting production increase as Stage 3 production did not commence until August 2006.

PURCHASED ENERGY COSTS (BEFORE HEDGING)
($ PER BBL)



4.43
4.24
7.09
6.10
5.15
2003
2004
2005
2006
2007

Purchased energy consumption per barrel is expected to be about 0.85 GJs on a long-term basis as additional hydrogen, which is derived from natural gas, is used to produce the higher-quality SSP and as bitumen is increasingly sourced from the Aurora mine. The Aurora mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's distance from the Mildred Lake plant.

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs; pre-feasibility engineering, technical and support services; research and development ("R&D"); and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects under way and the stage of development of the projects. Non-production costs totalled $63 million in 2007, a decrease of $7 million compared to 2006. More spending was incurred in 2007 related to R&D activities, such as drilling to further delineate current and new mines, as well as Canadian Oil Sands' larger working interest ownership. These increases were, however, more than offset by $20 million of Stage 3 commissioning and start-up costs incurred in 2006.



Trevor Roberts
Chief Operations Officer

Crown Royalties Expense

Under the generic Oil Sands Royalty regime that was in place in Alberta during 2007 and 2006, the Crown royalty was calculated as the greater of one percent of gross plant gate revenue before hedging, or 25 percent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. Crown royalties increased by $253 million to total $485 million, or $11.83 per barrel in 2007, relative to the prior year, which reported $232 million, or $6.93 per barrel. The increase in 2007 Crown royalties relative to 2006 reflects a shift to the higher 25 percent royalty rate, which occurred in the second quarter of 2006, higher net revenues, and a larger Syncrude working interest. The shift to the higher Crown royalty rate is triggered once a project reaches payout by recovering its costs and a return allowance equal to a Government of Canada long-term bond rate. See the "Change to the Crown Royalty Regime" discussion within the "Risk Management" section of this MD&A for more information.

Interest Expense, Net

($ millions)	2007	2006	$ Change	% Change
Interest expense on long-term debt	91	102	(11)	(11)
Interest income and other	(6)	(4)	(2)	50
Interest expense, net	85	98	(13)	(13)

The Trust's net interest expense recorded in 2007 decreased relative to 2006, primarily reflecting the repayments of $195 million of medium term notes and US$70 million Senior Notes that matured in January 2007 and May 2007, respectively.

Depreciation, Depletion and Accretion Expense

($ millions)	2007	2006	$ Change	% Change
Depreciation and depletion expense	340	246	94	38
Accretion expense	11	9	2	22
	351	255	96	38

We depreciate and deplete our production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves, which we believe is the most likely estimate of the Trust's reserve base and is permitted by National Instrument 51-101.

D&D expense in 2007 rose by $94 million compared to 2006, reflecting a higher per barrel D&D rate and an increase in production volumes. In 2007 our D&D rate increased by about $1 per barrel from the prior year to $8.31 per barrel. The increase resulted from the additional assets and reserves acquired in the January acquisition of an additional 1.25 percent Syncrude working interest, as well as the updated future development cost estimates provided for in the Trust's December 31, 2006 independent reserves report, which reflected a higher cost environment relative to the prior year.

DEPRECIATION AND DEPLETION EXPENSE
($ PER BBL)


3.70
5.50
6.11
7.34
8.31
2003
2004
2005
2006
2007

Based on the results of the Trust's 2007 reserves report, which was completed subsequent to December 31, 2007, we anticipate the Trust's D&D rate will increase to approximately $11 per barrel in 2008. With the exception of the increase in total reserves from a higher Syncrude working interest, offset somewhat by 2007 production, the Trust's proved plus probable reserves of 1.8 billion barrels have not changed significantly. Future development cost estimates have continued to increase, however, mainly as a result of higher projected sustaining capital expenditures, consistent with recent experience, which is the main The Trust's December 31, 2007 reserve report is summarized in our 2007 Annual Information Form and can be found at **www.sedar.com** or on our website at **www.cos-trust.com/investor/financial**.

The Trust recorded a $37 million increase to its ARO liability and corresponding asset at December 31, 2007, which primarily reflects the Trust's share of increased cost estimates to comply with new Alberta environmental regulations governing soil requirements, as discussed previously in the "Review of Financial Results" section of this MD&A. The increased ARO liability is expected to marginally increase total accretion expense to $14 million in 2008 from 2007 levels of $11 million.

Foreign Exchange Gains

($ millions)	2007	2006
Unrealized foreign exchange loss (gain)	$ (153)	$ (1)
Realized foreign exchange loss (gain)	36	(4)
Total foreign exchange loss (gain)	$ (117)	$ (5)

Foreign exchange rates as at:	(US/Cdn)
December 31, 2007	**$ 1.01**
December 31, 2006	$ 0.86
December 31, 2005	$ 0.86

As required by GAAP, foreign currency denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period net income. Canadian Oil Sands' foreign exchange ("FX") gains/losses are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The resulting unrealized FX gains/losses impact net income but do not affect cash from operating activities as they are non-cash items. Other FX gains/losses are created through the revaluation of cash, accounts receivable and A/P balances denominated in U.S. dollars, which impact both net income and cash from operating activities as these gains/losses are considered realized. Realized FX gains/losses also result from repayment of U.S. dollar denominated balances, such as long-term debt, in which case the resulting FX impacts are included in financing activities on the Trust's Consolidated Statement of Cash Flows.

Total FX gains increased by $112 million in 2007 relative to 2006. Unrealized FX gains resulting from debt revaluations accounted for $153 million and $1 million of the total FX gains in each of 2007 and 2006, respectively, reflecting a stronger Canadian dollar at the end of each year relative to the prior year December 31 rate. Also included in 2007 was an FX gain of $18 million realized upon repayment of US$70 million of Senior Notes in May 2007. The debt was originally issued in 1997 when the FX rate was $0.73 US/Cdn and was repaid in 2007 when the Canadian dollar strengthened considerably to $0.91 US/Cdn. Excluding the realized gains on debt repayment, the significant strengthening of the Canadian dollar in 2007 resulted in a realized loss of $54 million, compared to a $4 million gain in 2006, primarily attributable to U.S. dollar denominated accounts receivable and cash balances.

Future Income Tax and Other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheet represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. Canadian Oil Sands recorded a future income tax and other expense of $579 million in 2007, which was a substantial increase over the 2006 provision of $17 million. In 2007 the future tax expense primarily reflected the enactment of trust taxation, offset somewhat by the favourable impact of federal corporate tax rate reductions. On June 12, 2007 the new trust taxation rules previously announced by the government on October 31, 2006 became substantively enacted. As a result, the future income tax payable and corresponding future income tax expense on the Trust's temporary differences between the accounting basis and the tax basis of its assets and liabilities was recorded in the second quarter of 2007 and totalled $701 million. Prior to this legislation, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's corporate subsidiaries. While net income in 2007 was reduced significantly by this future tax adjustment, there was no impact on cash from operating activities.

This significant expense was partially offset by a total future income tax recovery of approximately $193 million as a result of applying corporate tax rate reductions to its net future income tax liability. During 2007 the federal government substantively enacted various corporate tax rate reductions, which lowered tax rates for the years 2008 to 2012 and beyond. The corporate tax rates were reduced from 20.5 percent in 2008 to an ultimate rate of 15 percent in 2012 and future years. These rate reductions also lowered



Marlene Ashton-Teigland
Senior Accountant

the trust taxation rate from 31.5 percent, as enacted by the federal government in the second quarter of 2007 for years commencing in 2011, to 29.5 percent in 2011 and to 28 percent in 2012 and future years.

The remaining $71 million of future income tax and other expense recorded in 2007 primarily related to changes to taxable temporary differences from utilizing more tax pools to shelter taxable income in 2007 compared to deductions taken for accounting purposes. By comparison, in 2006 the Trust recorded an $18 million future income tax expense, which was comprised of a $29 million future income tax recovery related to substantively enacted future federal and provincial tax rate reductions and the elimination of the federal surtax, offset by an expense of $47 million related to changes in temporary differences.

In response to the income trust tax changes, Canadian Oil Sands continues to evaluate alternatives as to the best structure for its Unitholders in the future. The federal government has confirmed that it intends to allow conversions from a trust to a corporate structure to occur on a tax-deferred basis, although the rules of such a conversion have yet to be established. Under current expectations, we most likely will convert to a corporate structure. We plan, however, to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and non-declining production profile provide a solid foundation to generate future cash from operating activities.

In 2007 Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 percent Syncrude working interest acquisition on January 2, 2007 and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired.

Accounting Policies

Critical Accounting Estimates

A critical accounting estimate is considered to be one that requires us to make assumptions about matters that are uncertain at the time the accounting estimate is made and would have a material impact on our financial results if different assumptions were used. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. The following estimates are, however, considered critical:

a) Canadian Oil Sands must estimate the reserves it expects to recover in the future and the related net revenues expected to be generated from those reserves. Our reserves and future net revenues are evaluated and reported in a reserve report prepared by independent petroleum reserve evaluators who determine their evaluations using various factors and assumptions, such as: forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs, projected crude oil prices and oil price differentials and timing and amounts of future development costs, all of which are subjective. Although reserves and forecasts of future net revenues are estimates, we believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time that the estimates are prepared. The reserve report is reviewed by management, our own engineers, our Board of Directors and our Board's Reserves, Marketing Operations and Environmental, Health and Safety Committee.

As circumstances change and new information becomes available, the reserve report data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net revenues in the respective calculations. If proved plus probable reserves were 10 percent lower, DD&A expense would have been approximately $38 million higher in 2007. Our impairment test is based on proved and probable reserves for our 36.74 percent working interest at December 31, 2007, and had such reserves been 10 percent lower, there would not have been any impairment at year-end.

b) In 2007 Canadian Oil Sands recorded its ARO liability and corresponding asset based on the estimated discounted fair value of its 36.74 percent share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites that have been disturbed. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk free rate. Given the long reserve life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and therefore it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded results in a change to our ARO liability and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income. The ARO is more fully described in Note 13 to the Consolidated Financial Statements.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's ARO liability for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur blocks may materially impact the Trust's cash from operating activities in the years these reclamation costs are incurred.

c) Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 10(a) to the audited Consolidated Financial Statements. A 0.25 change in the discount rate related to Syncrude Canada's defined benefit pension plan would result in an approximate increase/decrease of $22 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately in income, pension and other post-employment expense would have increased from $30 million to approximately $52 million in 2007. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $113 million to $261 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d) Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse and the tax rates at which they will reverse. Actual tax rates at which the temporary differences will reverse and the amount and timing of reversal of the temporary differences may, however, differ from our estimates, which may result in material changes in our future income tax liability and future income tax expense or recovery.

Change in Accounting Policies

Effective January 1, 2007, the Trust prospectively adopted the Canadian Institute of Chartered Accountant's ("CICA") Handbook Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*, Section 1530, *Comprehensive Income* and Section 3861, *Financial Instruments – Disclosure and Presentation*. The impacts of adopting the new standards were reflected in the Trust's 2007 results and prior year comparative financial statements have not been restated. While the new rules resulted in changes to how the Trust accounts for its financial instruments, there were no material impacts on the Trust's 2007 financial results. For a description of the new accounting rules and the impact on the Trust's financial statements of adopting such rules, including the impact on the Trust's deferred financing charges, long-term debt, and deferred currency hedging gains, see Note 3(a) to the audited Consolidated Financial Statements for the year ending December 31, 2007.

Also effective January 1, 2007 Canadian Oil Sands adopted the CICA's revisions to Handbook Section 1506 – *Accounting Changes*. Pursuant to the revisions, the Trust has provided disclosure in the Notes to the Consolidated Financial Statements of the expected effects on its financial statements of relevant future new sources of GAAP that have been issued by the CICA but are not yet effective nor applied by the Trust. The other revisions to Section 1506 are intended to enhance the information provided to financial statement users regarding effects of changes in accounting policies, changes in estimates and errors, of which the Trust did not have any material changes or errors in 2007.

In addition, the Trust early adopted the CICA's Handbook sections 1535 – *Capital Disclosures*, 3862 *Financial Instruments – Disclosures* and 3863 *Financial Instruments – Presentation*. Reporting issuers must adopt these new standards on January 1, 2008; however, the Trust has chosen to include the new disclosure requirements in Notes 19 and 20 to its 2007 annual Consolidated Financial Statements. These three new Handbook sections provide additional disclosure and presentation of financial instruments, as well as a discussion of the Trust's capital management but do not have an impact on the Trust's financial results.

New Accounting Pronouncements

The CICA has issued various other new accounting standards and has revised existing standards that will be effective January 1, 2008. Such changes are expected to have a minimal impact on the Trust's financial results and disclosure.

On February 13 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. The intention is to bring more transparency and a higher degree of international financial reporting comparability, which will benefit investors and assist in achieving the goal of a single global capital market. IFRS is currently applied by more than 100 countries. Although Canadian Oil Sands will not be required to report under IFRS until 2011, we have started to assess the impact on our financial statements, including disclosure changes, of adopting IFRS and we are preparing for the transition accordingly.

Liquidity and Capital Resources

($ millions)	2007	2006
Long-term debt	**1,218**	1,644
Cash and cash equivalents	**(268)**	(353)
Net debt	**950**	1,291
Unitholders' equity	**4,172**	3,956
Total capitalization [1]	**5,122**	5,247

[1] *Net debt plus Unitholders' equity. Net debt and total capitalization are non-GAAP measures.*

Net debt to total capitalization *(%)*	**19**	25

NET DEBT AT DECEMBER 31
($ BILLIONS)


1.4
1.7
1.6
1.3
1.0
2003
2004
2005
2006
2007

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(%)


40
39
33
25
19
2003
2004
2005
2006
2007

In January 2007 Canadian Oil Sands paid $238 million in cash and issued 8.2 million Units valued at $237 million to Talisman as consideration for the purchase of Talisman's 1.25 percent indirect Syncrude working interest. The acquisition was followed by the maturity of $195 million of medium term notes on January 15, 2007 and US$70 million of Senior Notes on May 15, 2007, resulting in debt repayments of $272 million in the first half of 2007. The debt repayments were financed by drawings on the Trust's $800 million operating credit facility, which were subsequently repaid by December 31, 2007. As discussed in Note 3(a) to the audited Consolidated Financial Statements, the Trust recorded a $16 million reduction to its long-term debt as a result of adopting the new financial instruments accounting standards. The reduction reflected the reclassification of deferred financing charges against long-term debt, which were previously recorded in other assets on the Trust's Consolidated Balance Sheet. Including an unrealized foreign exchange gain of $153 million, the Trust's long-term debt decreased by $426 million to $1.2 billion at December 31, 2007 and net debt dropped to $950 million, which accounted for most of the year-over-year decrease in the Trust's net debt to total capitalization.

As at December 31, 2007, the Trust's unutilized credit facilities amounted to $808 million, net of letters of credit issued against its $40 million revolving term facility and an additional $45 million line of credit. A $150 million medium term note matures on April 9, 2008. The Trust currently anticipates refinancing this note on maturity using its available credit facilities.

Canadian Oil Sands has set a long-term net debt target of $1.6 billion by 2010, which reduces our cost of capital and conserves our tax pools during the trust taxation transition period. The Trust believes this net debt target will maintain its strong balance sheet, allow it to remain unhedged on its crude oil price exposure, provide the capacity to fund growth opportunities, and maintain an investment grade credit rating. The Trust's actual net debt will fluctuate around this level as factors such as crude oil prices, FX rates, Syncrude's operational performance and the timing of distribution changes vary from our assumptions.

The Units issued from treasury in January 2007 to partially fund the additional Syncrude working interest acquisition increased Unitholders' equity. However, as the Units were issued directly to Talisman, there was no cash impact. The investing section of the Trust's cash flow statement therefore reflects only the cash paid to Talisman for the additional working interest less cash balances acquired. Unitholders' equity was increased by net income of $743 million, but reduced by distributions of $791 million recorded in 2007.

Performance Management Ratios

	2007	2006
Return on average Unitholders' equity *(%)*[1]	**18**	23
Return on average productive capital employed *(%)*[2]	**25**	24

[1] *Calculated as net income divided by average Unitholders' equity.*

[2] *Calculated as comprehensive income before net interest expense, foreign exchange and future income taxes, divided by average productive capital employed, which excludes major expansion projects not yet in use.*

A key benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets that are in productive use. In calculating ROCE, we exclude major expansion projects that are not yet used in production. In 2007 there were no such major expansion projects excluded. In 2006, however, the Stage 3 upgrader expansion capital was put into production and therefore was considered productive capital for half a year. The Trust's ROCE was comparable in 2007 and 2006.

The lower return on average Unitholders' equity in 2007 compared to the prior year reflected lower net income as a result of the significant future income tax adjustment recorded in 2007, as well as the build in Unitholders' equity from the issuance of Units to Talisman on our acquisition of its 1.25 percent Syncrude interest.

RETURN ON AVERAGE PRODUCTIVE CAPITAL EMPLOYED
(%)


15
21
37
24
25
2003
2004
2005
2006
2007

RETURN ON AVERAGE UNITHOLDERS' EQUITY
(%)


20
21
28
23
18
2003
2004
2005
2006
2007

Unitholder Distributions

($ millions)	2007	2006
Cash from operating activities	$ 1,377	$ 1,142
Net income	$ 743	$ 834
Unitholder distributions	$ 791	$ 512
Excess (shortfall) of cash from operating activities over Unitholder distributions [1]	$ 586	$ 630
Excess (shortfall) of net income over Unitholder distributions [2]	$ (48)	$ 322

[1] *Cash from operating activities less Unitholder distributions.*

[2] *Net income less Unitholder distributions.*

Cash from operating activities and net income can fluctuate dramatically from period to period, reflecting, among other factors, variability in operational performance, WTI prices, SCO differentials and FX rates. Given these risks, we strive to smooth out the variability of distributions by taking a longer-term view in the context of our outlook for our operating and business environment, including monitoring of our net debt relative to our target and assessing our capital expenditure commitments. In this regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. The distribution depends on numerous factors including our financial and operational performance, working capital requirements and future capital expenditures. Despite management's goal to strive for relative distribution stability, the highly variable nature of these considerations introduces risk to our ability to sustain or provide stability in distributions. Unwarranted expectations in the stability or sustainment of distributions should therefore not be implied. In addition, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities, and consequently, distribution levels.

A Unitholder distributions schedule pertaining to the year ended December 31 is included in Note 18 to the audited Consolidated Financial Statements. The Trust uses debt and equity financing to the extent that cash from operating activities is insufficient to fund capital expenditures, reclamation trust contributions, acquisitions, distributions, and working capital changes from financing and investing activities. In 2007 the $586 million excess of cash from operating activities over Unitholder distributions exceeded capital expenditures and reclamation funding totalling $190 million and debt repayments of $272 million. Capital expenditures are discussed more fully in the "Capital Expenditures" section of this MD&A.

Distributions exceeded net income in 2007 as a result of the $701 million future income tax expense recorded in the second quarter related to the enactment of Bill C-52. The future income tax expense is a non-cash item that is not expected to affect the Trust's cash from operating activities, its balance sheet strength or its ability to pay distributions over the next several years. As a result, the Trust paid the distribution despite the lower net income. Early in 2007 the Trust suspended its Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") and, as such, the DRIP did not provide additional equity financing in 2007.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to approximately $38 million and $30 million in 2007 and 2006, respectively, and approximated the related expense for both pension and reclamation of $41 million and $42 million in each of the years, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs has also increased, we currently do not anticipate any material funding increases related to these items over the next few years.



Siren Fisekci
Director, Investor Relations

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from the typical covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-book capitalization at an amount less than 55 percent. With a current net debt-to-book capitalization of approximately 19 percent, a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

On January 30, 2008 the Trust declared a 36 percent increase to its quarterly distribution to $0.75 per Unit for total distributions of $359 million. The distribution is payable on February 29, 2008 to Unitholders of record on February 12, 2008. With the completion of the Stage 3 project, robust crude oil prices and our current net debt level relative to our long-term target, the Trust has more than doubled its quarterly distribution since the first quarter of 2007. Total distributions in 2007 were $791 million, or $1.65 per Unit, compared to $512 million, or $1.10 per Unit in the prior year. The 2007 distributions were 99 percent taxable as other income. The rise in the Trust's distribution levels is consistent with our previous indications that we would be moving to a fuller payout of cash from operating activities unless capital investment or acquisition opportunities arise that we believe offer Unitholders enhanced value. We are targeting a long-term net debt level of about $1.6 billion by the end of 2010 and will reconsider this target in light of future Syncrude growth and other acquisition opportunities.

Capital Expenditures

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have been reduced significantly and, as such, current capital costs are essentially all related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital and includes the costs required to maintain the current productive capacity of Syncrude's mines and upgrading facilities. Sustaining capital may fluctuate considerably year-to-year due to timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was defined previously in the "Review of Syncrude Operations" section of this MD&A.

Capital expenditures totalled $183 million in 2007, a decrease of $117 million compared with 2006, as a result of the Stage 3 completion in 2006. Capital spending in 2007 was substantially all related to sustaining capital expenditures, including $69 million of costs for the Syncrude Emissions Reduction ("SER") project. In 2006 Stage 3 costs accounted for $121 million of the $300 million in total capital expenditures. Sustaining capital expenditures in 2007 were $4.46 per barrel compared with $5.01 per barrel recorded in 2006.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers, which should significantly reduce total sulphur dioxide ("SO_2") and other emissions. While expenditures on the SER project are currently estimated at approximately $772 million ($284 million net to the Trust based on its 36.74 percent working interest), indications of upward cost pressure on the project exist. Syncrude is currently performing a full review of the project and we plan to provide an update on any significant cost estimate or timing revision once that review has been completed. The Trust's share of the SER project expenditures incurred to December 31, 2007 was approximately $106 million, with the remaining costs to be incurred over the next three years to coordinate with equipment turnaround schedules.

CAPITAL EXPENDITURES
($ MILLIONS)


786
942
800
300
183
2003
2004
2005
2006
2007

We estimate our 2008 sustaining capital expenditures, including the SER project, to be about $7 per barrel. The increase relative to 2007 actual costs of $4.46 per barrel reflects, among other factors, an escalation in material and labour costs. Labour settlements for Alberta construction workers in 2007 will add to hourly wage rates, increasing sustaining capital costs over the coming several years. As well, we expect the cost of construction materials, such as fabricated steel, electrical components and mechanical equipment will continue to rise. Based on the current 2008 Outlook, we expect to fund our capital expenditures through our cash from operating activities but we also have sufficient credit facilities available to draw on if necessary.

We have estimated that Syncrude's longer-term sustaining capital expenditures will average about $5 per barrel; however, this estimate is being impacted by the same inflationary cost pressures previously described, as well as costs for large environmental and infrastructure projects, in addition to the SER project, that Syncrude expects to undertake over the next few years. These projects include the relocation of certain mining trains and tailings systems, which is required as mining operations progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. These infrastructure projects, including SER, are expected to add about $2 to $5 per barrel annually to our $5 per barrel longer-term sustaining capital expenditure estimate over the next few years. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 115 million barrels in 2008, or 42 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck. We estimate the project will increase Syncrude productive capacity by 30,000 to 50,000 bpd. Based on the current business environment, this incremental production is expected to be achieved in 2012. Following the Stage 3 debottleneck, the Stage 4 expansion is planned to grow Syncrude capacity by a further 100,000 bpd, resulting in total productive capacity of approximately 500,000 bpd post-2016. Major capital spending on each of these respective projects is expected to commence a few years prior to the incremental production coming on-stream. The plans for these projects are preliminary and have not been approved by the Syncrude owners, and as such, may change. Timelines have not been finalized and no cost estimates have been provided for either of these projects because they are still in the early planning stages.

At the end of May 2007 Canadian Oil Sands completed the sale of the remaining conventional properties acquired in 2006 from Canadian Arctic. The conventional properties which the Trust owned up to May 31, 2007, did not generate material income in 2007, as reflected in "Income (loss) from discontinued operations" on the Trust's Consolidated Statements of Income and Comprehensive Income.

Contractual Obligations and Commitments

The following table outlines the significant financial obligations and commitments that we have assumed in the normal course of our operations and are known as of February 28, 2008. These obligations and commitments represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into either directly, or as a 36.74 percent owner in the Syncrude Joint Venture:

		Payments Due By Period			
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	> 5 years
Long-term debt [1]	**1,229**	166	447	296	320
Capital expenditure commitments [2]	**250**	84	166	–	–
Pension plan solvency deficiency payments [3]	**122**	14	42	17	49
Management services agreement [4]	**153**	17	51	34	51
Pipeline commitments [5]	**575**	25	59	40	451
Asset retirement obligations [6]	**743**	13	34	30	666
Other obligations [7]	**288**	166	81	9	32
	3,360	485	880	426	1,569

[1] *Actual payments exclude interest payments and differ from the carrying value, which is stated at amortized cost. While there is approximately $150 million of debt maturing in 2008, Canadian Oil Sands' intention is to refinance such debt.*

[2] *Capital expenditure commitments are primarily comprised of our 36.74 percent share of the SER project.*

[3] *We are responsible for funding our 36.74 percent share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2006 valuation that was completed in 2007.*

[4] *Reflects our 36.74 percent share of Syncrude Canada's annual fixed service fees under the Management Services Agreement.*

[5] *Reflects our 36.74 percent share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other of Canadian Oil Sands' pipeline commitments for transportation access beyond Edmonton.*

[6] *Reflects our 36.74 percent share of the undiscounted estimated cash flows required to settle Syncrude's environmental obligations upon the ultimate reclamation of the Syncrude Joint Venture properties. Canadian Oil Sands maintains a reclamation trust, of which the trust amount will be used to fund a portion of our ultimate reclamation obligation.*

[7] *These obligations primarily include our 36.74 percent share of the minimum payments required under Syncrude's commitments for natural gas purchases and employee retention program. Other items include, but are not limited to, annual disposal fees for the flue gas desulphurization unit and capital and operating lease obligations.*



Reshma Rawji
Marketing Analyst/Accountant

In total, the Trust's financial obligations have decreased by $919 million relative to the prior year-end. The four most significant net changes are: (1) a reduction in long-term debt of $415 million, as discussed in the "Liquidity and Capital Resources" section of this MD&A; (2) a $475 million payment, comprised of cash and Units, to Talisman on January 2, 2007 for the additional 1.25 percent Syncrude working interest acquisition; (3) a $60 million decrease in natural gas purchase commitments, mainly reflecting timing of natural gas contract renewals; and (4) a $127 million increase in the Trust's estimated undiscounted reclamation cost obligation, as previously discussed on page 27 of this MD&A. The Trust is committed to paying this obligation as the Syncrude Joint Venture properties are reclaimed and has recorded its obligation on a discounted basis in its Consolidated Balance Sheet under "Asset retirement obligation", which totalled $226 million at December 31, 2007. Syncrude Canada's pension plan actuarial valuation for December 31, 2006 was completed in the second quarter of 2007 and confirmed an increase to our share of Syncrude Canada's pension funding of approximately $5 million per year for the next five years. There have been no other significant changes to the Trust's contractual obligations and commitments in 2007 from our 2006 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the year.

Unitholders' Capital and Unit Trading Activity

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 212,227 options granted in 2007 with an average exercise price of $29.93 per option and a fair value of approximately $1 million, which will be amortized into income over a three-year vesting period. On February 4, 2008 another 271,045 options were granted with a fair value of approximately $1 million. There were 2.8 million options outstanding at February 28, 2008, representing less than one percent of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. For options granted after June 1, 2005, the exercise price is reduced by distributions over a threshold amount. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

In addition, 34,953 performance unit rights ("PUPs") were issued in 2007 and had an accrued value of approximately $3 million at December 31, 2007. On February 4, 2008 an additional 30,605 PUPs were granted with a fair value of approximately $1 million. The PUPs are earned based on total unitholder return at the end of three years compared to a peer group, with the actual unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 16(a) to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circular dated March 7, 2007.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $19 billion with 479 million units outstanding and a closing price of $38.71 per Unit on December 31, 2007. A table summarizing the Units issued in 2007 is included in Note 15(a) of the audited Consolidated Financial Statements.

Risk Management

Canadian Oil Sands systematically approaches the management of risk through a process designed to identify, categorize and assess principle risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks which may impact its operations. We then augment Syncrude Canada's analysis with further consideration of risks specific to Canadian Oil Sands. Risks are categorized based on their probability of occurrence and their potential impact on Canadian Oil Sands' future Consolidated Statement of Cash Flows ("Cash Flows"), corporate reputation and EH&S performance. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors of Canadian Oil Sands Limited ("the Board") is presented annually with a summary of management's assessment of the risks and strategies with respect to such risks. The Board reviews such assessment and recommendations and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect Cash Flows and therefore the distributions ultimately paid to Unitholders. Cash Flows are highly sensitive to a number of factors including: Syncrude production; sales volumes; oil and natural gas prices; price differentials; foreign currency exchange rates; operating, administrative, and financing expenses; non-production costs; Crown royalties and regulatory and environmental risks. They are also impacted by sustaining and growth capital expenditures and Canadian Oil Sands' financing requirements thereof. Sensitivities to the most significant items affecting cash from operating activities are provided in the "2008 Outlook" section of this MD&A.

The following discusses the significant risks that impact Canadian Oil Sands' Cash Flows, corporate reputation and EH&S performance. More information regarding Canadian Oil Sands' risks is available in its Annual Information Form.

Commodity Price Risk

Crude Oil Price Risk

Our Cash Flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian FX rates. Over the last two years, monthly average WTI prices have experienced significant volatility, ranging from a low of US$54.67 per barrel in January 2007 to a high of US$94.63 per barrel in November 2007; see page 50 for a discussion of foreign currency risk. In the past management has hedged both elements to reduce revenue and cash flow volatility to the Trust during periods of significant financing requirements.

Canadian Oil Sands' financing requirements have declined along with our net debt levels and expansion capital expenditures. We have therefore chosen to remain unhedged and fully exposed to WTI price fluctuations. Instead, a strong balance sheet is used to reduce the risk around crude oil price movements. As at February 28, 2008, and based on current expectations, the Trust remains unhedged on its crude oil price exposure; however, it may hedge this exposure in the future depending on the business environment and our growth opportunities.

In the past few years there have also been increases to the supply of synthetic crude oil from various oil sands projects, and several additional projects are under development or being contemplated. If and when these other projects are completed, there may be a significant increase in the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result



Scott Arnold
Assistant Treasurer

in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark prices such as WTI. Based on the expected supply of, and demand for, light, sweet synthetic crude oil in 2008, we are forecasting a price discount for our product of $2.50 per barrel relative to Canadian dollar WTI prices. In 2007 our average realized selling price reflected a premium of $1.63 per barrel, and in 2006 a discount of $2.57 per barrel.

In response to this growing volume of synthetic crude oil, including Syncrude's own expanding volumes, we have expanded the markets for our product. During 2007, as part of our strategy with the Stage 3 expansion, Syncrude produced a higher quality blend of SCO that is anticipated to be more attractive to refineries. This strategy is intended to enhance our price per barrel relative to our previously produced SCO blend and address the risk of weakening differentials relative to benchmark oil prices.

Natural Gas Price Risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, monthly average AECO natural gas prices have also experienced significant movements over the last two years, ranging from a high of $11.48 per GJ during January 2006 to a low of $4.22 per GJ during October 2006. To the extent crude oil prices and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices increase relative to crude oil prices. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2007 or 2006 and as at February 28, 2008, we have no natural gas hedges in place.

While the natural gas resource is not currently in production and there are no development plans at this time, the 2006 acquisition of Canadian Arctic's natural gas interests provides Canadian Oil Sands with a partial long-term hedge against significant future natural gas price increases.

Operational Risk

Currently, our investment in Syncrude represents our only producing asset. The results of the Trust therefore depend exclusively on the Syncrude operations. The Syncrude project is a complex, inter-dependent facility and the shutdown of one part of the facility could significantly impact the production of SCO. Causes of production shortfalls and/or interruptions may include, but are not limited to: design errors, equipment failures, operator errors, weather-related shutdowns or catastrophic events such as fire, earthquake, storms, explosions or dam failures. There is also the risk that the Syncrude plant will not achieve its design capacity on a sustained basis and/or will not be able to produce SCO with the expected quality specifications, which would impact the Trust's financial returns.



Terry Frehlich
Manager, Sales & Purchases, Crude Oil Marketing

At times productivity of the mining operations may be reduced due to maintenance, extreme weather conditions or unplanned outages such that internally produced bitumen may not be sufficient to supply enough feed for the upgrading facility to meet its production capacity. While Syncrude has the ability to import purchased bitumen, there are physical restrictions on the amount of bitumen that can be transported into Syncrude's facilities and there is a risk that sufficient quantities of bitumen may not be available or economic. Further, the cost of purchased bitumen may be higher than Syncrude's own production costs. Offsetting this risk is the opportunity, at periods in time, such as during coker turnarounds, for the mining operations to produce more bitumen than is required by the upgrading facility, which results in Syncrude building bitumen inventory for later use. Syncrude's bitumen inventory capabilities are, however, limited.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity, producing mechanical failure, and potentially increasing natural gas consumption. Major incidents or unscheduled outages during winter months may curtail production and result in significant increases to operating costs, as was evident in early 2008 with a disruption in Syncrude production following weather-related outages of several units.

The Syncrude project benefits from operational risk management programs implemented by Imperial Oil/ExxonMobil through the MSA. These organizations apply robust engineering and design standards and utilize maintenance and inspection procedures to mitigate operational risk. Sustained, safe and reliable operations are critical to achieving targets for production and operating costs.



Lynette Johnston
Crude Oil Scheduler

In addition, we are exposed to the risks associated with major construction projects. These risks include the possibility that projects will not be completed on time and/or will not achieve their design objectives. Complications could arise when new systems are integrated with existing systems and facilities. The completion of Stage 3 in the second half of 2006 and fewer projects planned in the next several years somewhat reduces this risk but there is still expected to be a period of optimizing the new Stage 3 units.

Canadian Oil Sands reduces exposure to some operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of US$1.15 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60-day self-retention period and the property insurance contains a $50 million deductible at the Syncrude level. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with competition amongst other oil sands producers for limited resources, in particular skilled labour, in the Fort McMurray area where Syncrude and other oil sands producers operate. The demand for these resources contributes to cost inflation for products and services to operate and expand Syncrude's facilities. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a very strong record for safety performance and has a reputation as an innovative and socially responsible company committed to the environment and dedicated to its employees, the Aboriginal Peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude Canada implemented an employee retention program in 2006 which will result in cash payments in early 2009, but may provide savings associated with an experienced workforce. To deal with the increased demands on local infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

Global demand for commodities has also increased activity in industries such as the mining sector, which is competing for constrained supplies and labour. While we do not expect any specific shortage to impact our current 2008 production outlook, the ability to achieve higher levels of production may be limited by unexpected supply or labour constraints.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. As discussed above, inflationary pressures in the mining industry in general, and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated.

In addition to potential capital cost increases, we are exposed to financing risks associated with funding our 36.74 percent share of Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources including credit facilities and cash from operating activities. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings. For further discussion, see the "Liquidity Risk" disclosure within the "Financial Market Risk" section of this MD&A.

There is also risk associated with estimating costs for major projects. Canadian Oil Sands often discloses estimates for Syncrude's major projects, which encompass the conceptual stage through to the final scope design, including detailed engineering cost estimates. These projects, however, typically evolve over time and updates for significant timing and cost estimate changes are often required during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from the estimates Canadian Oil Sands provides and these differences can be significant.

Financial Market Risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency exchange rates, interest rates and liquidity.

Foreign Currency Risk

Canadian Oil Sands' results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the Canadian dollar has experienced significant volatility, ranging from a low of $0.84 US/Cdn in February 2007 to a high of $1.09 US/Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. Senior Notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. dollar denominated revenue payments we receive from our customers.

In the past the Trust has hedged foreign currency exchange rates by entering into fixed rate currency contracts including the US$20 million hedged during 2007. The Trust did not have any foreign currency hedges in place at December 31, 2007, and as at February 28, 2008, we do not intend to enter into any new currency hedge positions. The Trust may, however, hedge foreign currency exchange rates in the future, depending on the business environment and growth opportunities.

As at December 31, 2007, portions of Canadian Oil Sands' cash and cash equivalents, accounts receivable, accounts payable and long-term debt were denominated in U.S. dollars. Based on these U.S. dollar financial instrument closing balances, 2007 net income and other comprehensive income would have increased/decreased by approximately $6.6 million for every $0.01 decrease/increase in the value of the U.S./Canadian exchange rate.

Interest Rate Risk

Canadian Oil Sands' results, particularly our net interest expense, are impacted by U.S. and Canadian interest rate changes as our credit facilities and investments are exposed to floating interest rates. At December 31, 2007 the Trust had $16 million drawn on its credit facilities but no other floating rate debt was outstanding. The Trust did not have a significant exposure to interest rate risk in 2007 based on the amount of floating rate debt or investments outstanding during the year.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they become due. Canadian Oil Sands actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities, and compliance with debt covenants.



Nick Reid
Junior Marketing Analyst / Accountant

Information regarding the amount of available credit facilities and contractual maturities of Canadian Oil Sands' long-term debt can be found in Notes 11 and 12, respectively, to the Consolidated Financial Statements. Canadian Oil Sands was in full compliance with its debt covenants as at December 31, 2007.

In the next several years, three tranches of Canadian Oil Sands' debt will mature. As well, Canadian Oil Sands has stated its intention to increase net debt to approximately $1.6 billion. Canadian Oil Sands will therefore be subject to liquidity and interest rate risk in the coming years in respect of these financing requirements. In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During 2007 the U.S. experienced a number of economic crises related to subprime lending and structured finance products which also impacted financial markets within Canada. One of the results was a tightening of North American credit markets characterized by a decline in liquidity and higher borrowing costs. Canadian Oil Sands has not been materially affected by this situation and we believe that the capital markets are still available to finance our obligations.



Trudy Curran
General Counsel & Corporate Secretary

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties to which the Trust has purchased investments and/or entered into derivative contracts. Canadian Oil Sands manages this credit risk through a corporate credit policy. The maximum exposure to any one customer or financial counterparty is limited based on the credit rating of that customer/counterparty. The concentration of credit risk is monitored on a regular basis by ensuring transactions are in compliance with the approved customer and counterparty credit limits. Risk is further mitigated as accounts receivable with customers typically are settled in the month following the sale, and investments with financial counterparties are typically short-term in nature and are placed with institutions that have a credit rating of "A" or better. Credit reviews and credit limit approvals are required for all new and active customers and financial counterparties. The policy also specifically limits the exposure to customers with a credit rating below investment grade to a maximum of 25 percent of Canadian Oil Sands' consolidated accounts receivable, which is monitored on a monthly basis.

The Trust's maximum credit exposure related to customer receivables was $377 million at December 31, 2007 (2006 – $238 million). The Trust's financial counterparty credit exposure relates mainly to the amounts invested with financial institutions, which as at December 31, 2007, totalled $301 million (2006 – $376 million). The Trust did not have any material derivative contracts in place as at December 31, 2007. At present, there are no financial assets that are past their maturity or impaired due to credit risk-related defaults.

Syncrude Joint Venture Ownership

The Syncrude Project is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimous support of the Syncrude owners while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs and that future expansions will be executed as currently planned.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported to Edmonton, Alberta through the Alberta Oil Sands Pipeline Limited ("AOSPL") system. Disruptions in service on this system could adversely affect our crude oil sales and Cash Flows. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SCO to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed production growth for synthetic supply out of the Athabasca region, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, however, pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands is actively pursuing access to crude oil storage as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of a negative impact of Syncrude's operations on the environment. Syncrude's commitment to its objectives of operational, environmental and social excellence targets global best practices and is aligned with the mitigation of environmental impacts. The Syncrude facility incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to help refiners meet higher specifications for environmental and product quality.

The Syncrude operations involve use of water and the emission of greenhouse gases ("GHGs") so legislation that significantly restricts or penalizes current production levels would have a material impact on our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs and, as such, may impact the profitability of the operations.

Syncrude expects its efforts to reduce its energy consumption will contribute to lower carbon dioxide ("CO_2") emissions per barrel of SCO production. Total CO_2 emissions may, however, increase as production rises and the risk exists that these mitigation efforts will not meet societal expectations or environmental regulations.

Syncrude expects to reduce total SO_2 emissions by up to 60 percent from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. Syncrude also expects to reduce other emissions, such as particulate matter and metals, through investments in sulphur reduction technology. As part of the Stage 3 expansion, Syncrude equipped its third fluid coker with a flue gas desulphurizer that captures SO_2. In addition, Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer. Syncrude has also initiated the SER project, which is expected to significantly reduce total SO_2 and other emissions such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next three years. The resulting SO_2 emissions are also expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there has historically been a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of our SCO. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry.



Aswin Patel
Manager, Operations

In 2005 the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production. The agreement provided for the sale of sulphur once certain port infrastructure was constructed, if the price exceeded an established minimum plant gate price. The construction of port infrastructure has been delayed pending approvals and project support. Sales under this contract may begin in 2009 if the buyer proceeds with the construction of the port infrastructure later this year. In the meantime, interim sales are also occurring from time to time for smaller volumes of sulphur.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Project. We are currently funding our share of Syncrude's ongoing environmental obligations through cash from operating activities. Each of the Syncrude owners has directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sands' share was approximately $61 million as at December 31, 2007. In addition to the letters of credit, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2007 we contributed approximately $7 million, including earned interest, versus approximately $5 million in 2006 to our reclamation trust account, resulting in a December 31, 2007 ending balance of approximately $37 million. The funding requirement of the reclamation trust is more fully described in Note 13 to the audited Consolidated Financial Statements.



Stephania Luciuk
Legal Counsel

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. In 2007 Bill 3, the Alberta government's legislation to reduce GHG emission intensity, came into effect. The legislation requires that facilities emitting more than 100,000 tonnes of GHGs per year ("Large Emitters") must reduce their emissions intensity by 12 percent over the average emissions intensity levels of 2003, 2004 and 2005. If the emissions intensity target is not met through improvements in operations, compliance tools include: per tonne payments into the climate change and emissions management fund; purchase of Alberta-based offsets; or purchase of emission performance credits from a different Alberta facility. The charge payable to the fund is $15 per tonne for every tonne not meeting the 12 percent reduction target, beginning July 1, 2007. These payments will be deposited into an Alberta-based technology fund for developing infrastructure to reduce emissions or support research into climate change solutions.

In the last six months of 2007 Syncrude accrued approximately $0.19 per barrel for compliance with the Alberta government's Bill 3 legislation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual CO_2 emission intensity measurements, clarification from the Alberta government regarding details of the implementation of the legislation, and the calculation of the base-line emissions target. No cost estimates are available yet for future years.

On April 27, 2007 the federal government released the Regulatory Framework for Air Emissions (the "Framework") which also sets out new GHG and air pollutant emission reduction targets. The Framework establishes an emission-intensity reduction target for existing facilities of six percent per year to 2010, resulting in an initial enforceable reduction of 18 percent from 2006 emission-intensity levels starting in 2010. Every year thereafter, a two percent continuous

emission-intensity improvement will be required. In addition to GHGs, the Framework also contemplates reductions in air pollutants such as nitrogen oxides, sulphur oxides, volatile organic compounds, and particulate matter post-2012. Compliance with the new requirements would allow contribution to a technology fund until 2017 at a rate of $15 per tonne from 2010 to 2012, increasing to $20 per tonne and escalating by the rate of GDP growth from 2013 to 2017. Compliance for GHG reductions can be met through contributions to the technology fund of up to 70 percent in 2010 declining to 10 percent by 2017. After 2017, contributions to the technology fund are no longer allowed for meeting GHG reductions but an emissions trading market is envisioned.

The federal government's Framework formed the basis for public consultations, with draft regulations anticipated to be released in spring 2008. Specifics regarding implementation of the Framework and harmonization between the Framework and Alberta's Bill 3 remain unresolved, making it difficult for Canadian Oil Sands to provide an accurate estimate of the cost impact for compliance with the proposed federal regulations. However, the Framework is a challenging plan that could have a significant adverse effect on operating costs and/or require significant capital investment.

American legal and regulatory regimes regarding emissions and environmental protection may also impact the Trust. Environmental legislation in importing jurisdictions in the U.S. may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust, if purchases of emission permits or credits are required in order to conduct sales in those jurisdictions. The legal and regulatory regimes applicable to American refineries may also have significant, indirect consequences on Canadian Oil Sands' marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products is negatively impacted.



Marie Fenez
Executive Assistant, President's Office

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude currently operates well within its water license limits and recycles approximately 85 percent of its water usage.

Regulations

The Syncrude Project's operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, occupational health, protection and reclamation of the environment, safety and other matters. We currently believe that Syncrude is in substantial compliance with all applicable laws and regulations. Historically, Syncrude has achieved very good safety performance in both the construction and operational aspects at the plant. Additionally, Syncrude has historically obtained renewals of its licenses and permits. While there can be no assurance that government approvals required for certain licenses and permits will be provided, we do not believe that there are any significant issues pending with governmental authorities that would cause Syncrude to lose its rights. In particular, the approval granted by the Alberta Energy and Utilities Board for the Syncrude facility does not expire until December 31, 2035 and is expected to be further extended upon application to the relevant regulatory authorities at that time.



Ida Morros
Assistant to the CFO and the General Counsel and Corporate Secretary

Syncrude's closure and reclamation plan, and thus its EUB approval, depends on the use of consolidated tails ("CT") technology to manage tailings fluids and solids associated with bitumen production. As this technology is continually being refined, there is an inherent risk that the CT technologies used by Syncrude and most other oil sands producers may not be as effective as desired or perform as required in order to meet the approved closure and reclamation plan. While Syncrude continues to develop CT technologies and investigate alternative tailings management technologies, there is a risk of increased costs to develop and implement various measures and the potential for tailings specific regulatory approval conditions to be attached to future regulatory applications and/or renewals.

Foreign ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50 percent of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 percent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third-party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 12, 2008 Canadian Oil Sands estimates that approximately 32 percent of our Units are held by non-Canadian residents with the remaining 68 percent being held by Canadian residents.

As part of Canadian Oil Sands' assessment of the proposed changes to the taxation of income trusts announced by the federal government on October 31, 2006, the Board of Directors may reconsider the foreign ownership restrictions in light of the proposed taxation changes. If the result of the proposed tax legislation is to tax an income trust similar to a corporation, then Canadian Oil Sands believes the federal government should also provide changes to the foreign ownership restrictions as no such restrictions exist for corporations. Further clarity on this issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise when the proposed tax change is in effect.

Change to the Crown Royalty Regime

Changes to the Crown royalty regime by the Alberta government can have a material and adverse impact on the Trust's net income and cash from operating activities, and ultimately its Unitholder distributions.

During 2007 the Alberta government announced that it plans to introduce new Crown royalty terms, effective January 1, 2009, for the Alberta oil and gas sector. The new royalty regime for oil sands projects is to be based on a sliding scale royalty rate that responds to WTI price levels. The pre-payout rate is proposed to start at one percent of revenue and increase for every dollar oil is priced above $55 per barrel, to a maximum of nine percent of revenue when oil is priced at $120 per barrel or higher. The net royalty applied post-payout will start at 25 percent of net revenue and increase for every dollar oil is priced above $55 per barrel up to a maximum of 40 percent of net revenue when oil reaches $120 per barrel or higher.

The Syncrude Joint Venture owners have a Crown Agreement with the Alberta government that codifies the current royalty terms of 25 percent of net SCO revenues to December 31, 2015. The Agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands is of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the government. The Crown has stated, however, that in the event agreement cannot be reached, the government will take other measures to ensure a level playing field for all industry stakeholders.

Canadian Oil Sands is willing to negotiate with the Alberta government in good faith in respect to both a bitumen-based royalty plus an equitable solution to offset a potential conversion to the new royalty regime prior to 2016, as long as our legal rights are protected. Until uncertainties regarding the new regime and associated economic issues are resolved, Canadian Oil Sands cannot fully assess the long-term impacts on the Syncrude Project's royalty expense.

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the new federal tax on certain distributions from existing income and royalty trusts effective in 2011. This new tax will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011. In response to these changes, and based on current expectations, Canadian Oil Sands will most likely convert to a corporation. We will also consider other options that may emerge based on further information from the federal government regarding transition rules. Implications of pending changes are difficult to evaluate without further clarification from the federal government and no assurance can be provided regarding the outcome of the transition.

2008 Outlook

Syncrude's 2008 annual production is estimated to total 115 million barrels with a range of 110 to 120 million barrels (net to the Trust, equivalent to 42 million barrels with a range of 40 to 44 million barrels). The single point production estimate incorporates Syncrude's extensive 2008 maintenance program, an allowance for unplanned outages and recognition that Syncrude is still working to establish reliable Stage 3 design rates. During 2008 Syncrude plans to perform turnarounds of Coker 8-1 in the second quarter and Coker 8-2 in the third quarter as well as associated maintenance work on other units. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, in 2008.

Purchased bitumen should not be required to reach the anticipated 2008 production target; however, Syncrude has decided to increase the flexibility in its SCO production by arranging for the purchase of incremental bitumen in 2008 in the event that internal bitumen supply shortfalls occur. During the year, productivity of the mining operations may be reduced due to maintenance or extreme weather conditions, resulting in temporary decreases of internally-produced bitumen. This additional purchased bitumen supply will support increased production during times when excess upgrading capacity is available. Syncrude is focused on improving reliability in the mining operations to meet the rising needs of the upgrader as we ramp up production to design capacity rates. We currently estimate imported bitumen volumes in 2008 will be less than five percent of total supply at Syncrude and therefore do not anticipate such purchases to have a material impact on Syncrude's production or our financial results.

We expect the Trust's revenues after crude oil purchases and transportation expense in 2008 to total $3.3 billion, based on an average WTI price of US$80 per barrel, an average foreign exchange rate of $1.00 US/Cdn, and an average SCO discount to Canadian dollar WTI of $2.50 per barrel. We are budgeting operating costs of $26.83 per barrel, which includes $6.48 per barrel for purchased energy based on an average AECO natural gas price of $7.00 per GJ for 2008. The Outlook for our 2008 operating expenses also reflects currently estimated repair costs of $50 million ($18 million, net to the Trust) for the damages incurred in the December 2007 fire. We anticipate Crown royalties expense to total $443 million, or $10.49 per barrel, in 2008.

We anticipate our cash from operating activities to total $1.6 billion, or $3.24 per Unit. We estimate our share of Syncrude's capital expenditures to total $279 million with approximately 82 percent of the 2008 capital expenditures directed to maintenance of operations and the remaining 18 percent to the SER project.

Distributions paid in 2008 are expected to be 100 percent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's cash from operating activities. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could also impact the price differential for SCO relative to crude benchmarks but these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	Annual Sensitivity	$ millions	$ per Trust Unit
Syncrude operating costs decrease	C$1.00/bbl	32	0.07
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	29	0.06
Syncrude production increase	2 million bbls	39	0.08
Canadian dollar weakening	US$0.01/C$	23	0.05
AECO natural gas price decrease	C$0.50/GJ	15	0.03

[1] *An opposite change in each of these variables will result in the opposite cash from operating activities impacts.*

Controls Environment

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting and organization-wide policies to provide reasonable assurance that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. We did not materially change any of our internal controls during 2007.

All internal control systems, no matter how well designed, have inherent limitations. These systems therefore provide reasonable, but not absolute, assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2007. In addition, although it was not required by the amended Multilateral Instrument 52-109, management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2007 using criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' management concluded that:



Aysha McKinnon
Administrative Assistant to the COO and Executive V.P.

- Our disclosure controls and procedures were effective as of December 31, 2007 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed under applicable Canadian securities regulation is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2007 was designed and operated effectively to provide reasonable assurance regarding the reliability of financial reporting.

PricewaterhouseCoopers LLP, our auditors, have expressed an unqualified opinion on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

Form 52-109F1 – Certification of Annual Filings

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the twelve month period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared;

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

   c. evaluated the effectiveness of the Trust's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Trust to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Trust to disclose in the annual MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: March 27, 2008

Signed "Ryan M. Kubik"
Ryan M. Kubik
Chief Financial Officer

Form 52-109F1 – Certification of Annual Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the twelve month period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the annual filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the periods in which the annual filings are being prepared;

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

    c. evaluated the effectiveness of the Trust's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Trust to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Trust to disclose in the annual MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: March 27, 2008

Signed "Marcel R. Coutu"

Marcel R. Coutu
President and Chief Executive Officer

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Monday, April 28, 2008

The Annual and Special Meeting (the "**Meeting**") of the holders of trust units ("**Units**") of Canadian Oil Sands Trust (the "**Trust**") will be held in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Monday, April 28, 2008, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2007, together with the auditors' report thereon;
2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "**Corporation**") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
4. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying management proxy circular of the Trust dated March 10, 2008 ("**Circular**") approving and authorizing amendments to the Trust Indenture which permit the Trustee or the Corporation to purchase, for cancellation at any time and from time to time, the Units in the market or upon any recognized stock exchange (including the Toronto Stock Exchange (the "**TSX**")) or pursuant to tenders received by the Trust, as deemed appropriate and approved by the directors thereof, all as more fully described and set forth in the accompanying Circular;
5. to consider and, if deemed appropriate, to pass with or without variation, a resolution, the complete text of which is set out in the circular approving all unallocated entitlements under the Unit Option Incentive Plan, all as more fully described and set forth in the accompanying Circular;
6. to consider and, if deemed appropriate, to pass with or without variation, a resolution, the complete text of which is set out in the Circular approving and authorizing amendments to the 2005 Option Plan to permit participants under the plan who retire from the Corporation pursuant to the provisions of the retirement policy to have accelerated vesting of options and the ability to exercise all such options until the expiry time of the options, all as more fully described and set forth in the accompanying Circular;
7. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation; and
8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 10, 2008.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Circular dated March 10, 2008 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined herein shall have the meanings given to such terms in the Circular.

Only persons registered as holders of Units on the records of the Trust as of the close of business on March 10, 2008 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays in Alberta) before the Meeting or any adjournment thereof.**

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

Annual and Special Meeting of Unitholders
to be held on April 28, 2008

NOTICE OF MEETING
and
MANAGEMENT PROXY CIRCULAR

March 10, 2008

Invitation to Unitholders	2:30 p.m. April 28, 2008 The Metropolitan Conference Centre Calgary, Alberta

YOU ARE INVITED TO THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS



Dear Fellow Unitholders

On behalf of Canadian Oil Sands' board of directors, management and employees, I invite you to the 2008 Annual and Special Meeting of Unitholders on April 28, 2008 at 2:30 p.m. (Calgary time) in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

The business items being considered at the meeting are set out in the accompanying notice and circular. After the formal part of the meeting, we will review Canadian Oil Sands' operations and future plans.

We are pleased to have completed another successful year, generating a 24.9 per cent return for our Unitholders in 2007, or a 628.8 per cent return from 2002 to 2007. The oil sands industry has received world wide attention for its massive resources and long term growth potential. As a Unitholder in Canadian Oil Sands, you are able to participate directly in one of the world's most established oil sands operations, Syncrude, which has operated since 1978.

Please take the time to review the accompanying circular and provide your votes on the business items of the meeting. You can vote by phone, on the enclosed proxy, or at the meeting on April 28, 2008.

If you have any questions, please call our proxy solicitation and information agent, Valiant Trust Company at 1-866-313-1872 or email them at inquiries@valianttrust.com.

We look forward to your support.

Yours truly,

"*Signed*" Marcel R. Coutu

Marcel R. Coutu

President and Chief Executive Officer

March 10, 2008

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Monday, April 28, 2008

The Annual and Special Meeting (the "**Meeting**") of the holders of trust units ("**Units**") of Canadian Oil Sands Trust (the "**Trust**") will be held in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Monday, April 28, 2008, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2007, together with the auditors' report thereon;

2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "**Corporation**") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;

4. to consider and, if deemed appropriate, to pass with or without variation, a special resolution, the complete text of which is set out in the accompanying management proxy circular of the Trust dated March 10, 2008 ("**Circular**") approving and authorizing amendments to the Trust Indenture which permit the Trustee or the Corporation to purchase, for cancellation at any time and from time to time, the Units in the market or upon any recognized stock exchange (including the Toronto Stock Exchange (the "**TSX**")) or pursuant to tenders received by the Trust, as deemed appropriate and approved by the directors thereof, all as more fully described and set forth in the accompanying Circular;

5. to consider and, if deemed appropriate, to pass with or without variation, a resolution, the complete text of which is set out in the circular approving all unallocated entitlements under the Unit Option Incentive Plan, all as more fully described and set forth in the accompanying Circular;

6. to consider and, if deemed appropriate, to pass with or without variation, a resolution, the complete text of which is set out in the Circular approving and authorizing amendments to the 2005 Option Plan to permit participants under the plan who retire from the Corporation pursuant to the provisions of the retirement policy to have accelerated vesting of options and the ability to exercise all such options until the expiry time of the options, all as more fully described and set forth in the accompanying Circular;

7. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation; and

8. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 10, 2008.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Circular dated March 10, 2008 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined herein shall have the meanings given to such terms in the Circular.

Only persons registered as holders of Units on the records of the Trust as of the close of business on March 10, 2008 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays in Alberta) before the Meeting or any adjournment thereof.**

TABLE OF CONTENTS

CANADIAN OIL SANDS TRUST

2500 First Canadian Centre
350 -7th Avenue S.W.
Calgary, Alberta
T2P 3N9

MANAGEMENT PROXY CIRCULAR

Relating to the Annual and Special Meeting of Unitholders
to be held on Monday, April 28, 2008

To assist you in understanding this Circular, we have used the following terms:

"Board" or **"Board of Directors"**	means the Board of Directors of the Corporation.
"Canadian Oil Sands" or **"We"**	means the Trust and its subsidiaries.
"CGC"	is the Corporate Governance and Compensation Committee of the Board of Directors of the Corporation.
"Circular"	is this Management Proxy Circular.
"Corporation"	is Canadian Oil Sands Limited, which is both the manager of the Trust and a subsidiary of the Trust.
"Management"	is the management of Canadian Oil Sands Limited.
"Meeting"	is the annual and special meeting of the Unitholders to be held on Monday, April 28, 2008 at 2:30 p.m.
"NEO's" or "Named Executive Officers"	are the five senior officers of the Corporation, being Messrs. Coutu, Kubik, Hagerman and Roberts and Ms. Curran
"Trust"	is Canadian Oil Sands Trust.
"Trust Indenture"	is the Fifth Amended and Restated Trust Indenture dated April 26, 2006, as further amended.
"Trustee" or **"Computershare"**	is Computershare Trust Company of Canada, the entity appointed as trustee of the Trust pursuant to the Trust Indenture and is also the transfer agent for the Units.
"Units"	are the trust units of Canadian Oil Sands Trust.
"You" or **"Unitholder"**	means a person who holds Units in the Trust.

All references to $ in this Circular are to Canadian dollars unless stated otherwise.

All information in this Circular is given as of March 10, 2008 unless stated otherwise.

MAKE YOUR VOTE COUNT

QUESTIONS AND ANSWERS ON VOTING

As your vote is important to us, we have given you some guidelines on voting your Units. Note that unless otherwise specified, the answers relate to all Unitholders regardless of whether you are a registered or beneficial Unitholder (as explained below).

Q: Am I entitled to vote?

A: If you are a holder of Units at the close of business on **Monday, March 10, 2008**, you are entitled to vote at the Meeting, or at any adjournment of that Meeting, on the following items:

- Appointment of auditors for the Trust and the Corporation;
- Amendment of the Trust Indenture to allow for Unit Repurchases;
- Approval of unallocated entitlements under the Trust's Unit Option Incentive Plan;
- Amendments to the Trust's Unit Option Incentive Plan;
- Election of directors of the Corporation for the ensuing year; and
- Other business, if any, properly brought before the Meeting.

Q: Am I a registered Unitholder?

A: You are a registered Unitholder if you hold any Units in your own name. Your Units are represented by a physical share certificate.

Q: Am I a beneficial (non-registered) Unitholder?

A: You are a beneficial Unitholder if your Units are held in an account and are recorded in the name of a nominee (bank, trust company, securities broker or other). Your Units are not represented by a physical share certificate but are recorded on an electronic system.

Q: How many votes am I entitled to?

A: You are entitled to one vote for each Unit you hold.

Q: How will the items of business be decided at the meeting?

A: A simple majority of the votes cast (50 per cent plus one vote), by the Unitholders who are represented in person or by proxy at the Meeting is required to approve the appointment of auditors and the election of directors. The amendment to the Trust Indenture requires approval of at least 66⅔ per cent of the votes cast in person or proxy.

Q: How do I vote?

A: If you are a **registered Unitholder**, you can vote in person at the Meeting or by proxy.

a) To vote in person – Do not complete and return the form of proxy but simply attend the Meeting where your vote will be taken and counted. Be sure to register with Computershare, our transfer agent and registrar, when you arrive at the Meeting.

b) To vote by proxy – you can convey your voting instructions by completing your proxy and returning it to Computershare. **By doing so your Units will be voted at the Meeting by C.E. (Chuck) Shultz or Marcel R. Coutu who are the appointees set forth in the accompanying form of proxy or by such other person as you may specify in your completed proxy.** See below for further details. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

c) If you convey your instructions by **mail**, your instructions must be received by 2:30 p.m. (Mountain Daylight Time) on the last business day (Friday, April 25, 2008) preceding the day of the Meeting, or any adjournment of that Meeting.

If you are a **beneficial Unitholder**, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

If you hold your Units both as a registered and beneficial Unitholder, you will need to convey your vote using each of the applicable procedures set forth above applicable to the Units for each type of holding.

Q: As a beneficial Unitholder can I vote in person at the Meeting?

A: Yes, but only if you are appointed as proxyholder in respect of your Units. We do not have the names of the beneficial Unitholders and so, if you attend the Meeting, we will not have a record of the number of Units you beneficially own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the Meeting and vote your Units in person. Be sure to register with Computershare when you arrive at the Meeting.

Q: Can I appoint a person as proxyholder other than the management nominees, C.E. (Chuck) Shultz and Marcel R. Coutu?

A: Whether or not you attend the Meeting, you have the right to appoint a person, who does not need to be a Unitholder, to represent you and vote your Units in accordance with your voting instructions at the Meeting. To exercise this right, strike out the name of the Management nominees in the accompanying form of proxy and insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy.

Q: Who is soliciting my proxy?

A: Management is soliciting your proxy and the costs of doing so are being borne by the Trust. We have hired Valiant Trust Company to solicit proxies. In addition to soliciting proxies on behalf of the Trustee by mail and by Valiant Trust Company, directors, officers and employees of Canadian Oil Sands Limited may also, without additional compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication.

Q: How will my proxy be voted?

A: Your proxyholder, whether it is the Management nominees or another person designated by you, must vote or withhold your vote in accordance with the instructions you have given. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not give any instructions and appoint the Management nominees as proxyholder or your proxyholder does not give specific instructions, your Units will be voted **FOR** the appointment of auditors, the approval of the amendment to the Trust Indenture as set out in the Circular, the approval of the unallocated entitlements under the Unit Option Incentive Plan, the approval of the amendments to the Unit Option Incentive Plan as set out in the Circular and the election of directors.

Q: What if there are amendments or variations to the items of business set forth in the notice of Meeting or other matters are brought before the Meeting?

A: The enclosed form of proxy gives the person named in it the authority to use their discretion on voting on amendments or variations of the items set forth in the notice of Meeting and on any other matters properly brought before the Meeting. Proxyholders will vote in accordance with their best judgment pursuant to this discretionary authority.

As at the date of this Circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the Meeting.

Q: Can I change my mind once I have submitted my proxy?

A: Yes. You can revoke your proxy at any time before it is acted upon.

As a **registered Unitholder**, if your proxy was submitted by mail, you can revoke it by depositing an instrument in writing executed by you, or by your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized at the registered office of Canadian Oil Sands Limited or with Computershare at the address shown on the proxy form. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 2:30 p.m. (Mountain Daylight Time) on the business day preceding the Meeting (Friday, April 25, 2008), or any adjournment of that Meeting; or by depositing the revoking instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment of that Meeting; or in any other manner permitted by law, including personal attendance at the Meeting, or any adjournment of that Meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a **beneficial Unitholder**, you should contact your nominee for instructions on how to revoke your proxy.

Q: Who counts the votes?

A: Computershare, our transfer agent and registrar, who will also act as scrutineer at the Meeting.

Q: How are my Units voted if a ballot is called at the Meeting on any of the items of business and a proxyholder other than myself is appointed?

A: Your Units will be voted as you specified in your proxy. If no such specification is made, then your Units will be voted **FOR** the appointment of auditors, the approval of the amendment to the Trust Indenture as set out in this Circular, the approval of the unallocated entitlements under the Unit Option Incentive Plan, the approval of the amendments to the Unit Option Incentive Plan as set out in the Circular and the election of directors of the Corporation.

Q: Who can I contact if I have any further questions on voting at the Meeting?

A: You can contact:

Computershare, our transfer agent and registrar:

- By E-mail: service@computershare.com

By Telephone: 1-800-564-6253

OR

Valiant Trust Company, our proxy solicitation agent and information agent:

By E-mail: inquiries@valianttrust.com

By Telephone: 1-866-313-1872

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee by the Management of the Corporation pursuant to the terms of the Management Agreement between the Corporation and the Trust dated July 5, 2001, as amended, for use at the Meeting of the Unitholders of the Trust to be held on Monday, April 28, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting"), and at any adjournment thereof. In order to be voted at the Meeting or any adjournment thereof, forms of proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the Meeting or adjournment thereof.

Costs and Manner of Solicitation

Proxies in the enclosed form are solicited by Management. Solicitation of proxies will be primarily by mail, but directors, officers and employees of the Corporation may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. We also have retained Valiant Trust Company ("**Valiant**") to act as proxy solicitation and information agent to assist in the solicitation of proxies for the Meeting. We are paying Valiant a fee of $15,000 plus reimbursement of certain out-of-pocket expenses for this proxy solicitation and goods and services taxes. The cost of this solicitation of proxies and the preparation and mailing of this Circular will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

If you wish to have your Units voted at the Meeting by proxy, you must submit a properly completed instrument of proxy to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the Meeting or any adjournment thereof.**

You are only entitled to receive notice of, and to vote or act at, the Meeting or any adjournment thereof if you were a Unitholder of record at the close of business on March 10, 2008 (the "**Record Date**"). If you became a Unitholder after the Record Date, you cannot vote at the Meeting or any adjournment thereof.

If you want to appoint a proxy, you must do so in a written document appointing a proxy and the document must be executed by you or by your duly authorized attorney in writing. If you are a corporation, the document must be under corporate seal by your duly authorized officer or attorney. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

If you receive more than one form of proxy because you own Units registered in different names or addresses, each form of proxy should be completed and returned.

The persons designated in the enclosed form of proxy furnished by Management are directors and officers of the Corporation. If you are entitled to vote at the Meeting, you may appoint a person other than those named in the enclosed form of proxy to attend and act for and on behalf of you at the Meeting or any adjournment thereof. To exercise this right, you must insert the name of the person you want to represent you (who does not need to be a Unitholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

If you have submitted a form of proxy, you may revoke it at any time prior to the exercise of that proxy by depositing an instrument in writing executed by you or your attorney or authorized agent, either with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or prior to the commencement of the adjourned meeting. Upon making either such deposits, your prior proxy is revoked. You may also revoke a previously given proxy by personally attending the Meeting and voting your Units in person, or in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Units represented by valid instruments of proxy executed in favour of the Management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed form of proxy gives the nominees named in the proxy form discretionary authority regarding any amendments or variations of the matters identified in the proxy and Notice of Meeting. The proxy form also gives the nominees discretionary authority to act on any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, none of the Trustee, the Board or Management know of any such amendments, variations or other matters which may be presented for consideration at the Meeting.

Advice to Beneficial Holders of Units

The information set forth in this section is very important to you if you do not hold Units in your own name. If you hold Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as "**Beneficial Holders**"), you should note that only proxies deposited by persons whose names appear on the records of the Trust as the registered holders of Units will be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of the Trust. Such Units are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Units are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Units for their clients. You should ensure that instructions regarding the voting of your Units are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of Unitholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Units are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc ("**Broadridge**"). Broadridge typically supplies voting instruction forms, mails those forms to you and asks you to return the forms to Broadridge or follow specified telephone or internet-based voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Units to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use that form to vote your Units directly at the Meeting, but must instead return the voting instruction form to**

Broadridge or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Units voted at the Meeting on your behalf.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend the Meeting as proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and indirectly vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy or voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Unit entitles the holder of the Unit to one vote on all matters coming before the Meeting. Only Unitholders of record as of the close of business on the Record Date (March 10, 2008) are entitled to receive notice of the Meeting. As at the date hereof, there are 479,405,949 Units issued and outstanding.

If you are shown as a Unitholder on the Unitholder list kept by Computershare on the Record Date, you will be entitled to vote at the Meeting or any adjournment thereof on the basis of one vote for each Unit shown opposite your name on the Trust's register of Unitholders even if you dispose of your Units after the Record Date. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation (the "**COSL Shares**"). There are no other shares of the Corporation issued and outstanding.

To the knowledge of the Trustee, the Corporation, and the Corporation's directors and executive officers, no person or company beneficially owns, or controls or directs directly or indirectly, more than 10 per cent of the issued and outstanding Units. As at March 1, 2008, to the knowledge of the Trustee and the Corporation, the directors and officers of the Corporation hold, in the aggregate, 610,364 Units, representing less than two per cent of the issued and outstanding Units.

MATTERS COMING BEFORE THE MEETING

1. Financial Statements

The annual consolidated financial statements of the Trust for the fiscal year ended December 31, 2007, together with the auditors' report thereon, are being sent concurrently to you with this Circular as part of the 2007 Annual Report of the Trust and are available on SEDAR (www.sedar.com). No formal action will be taken at the Meeting to approve the financial statements. The Trust Indenture only requires that the financial statements be sent to you in advance of the Meeting. If you have questions regarding such financial statements, you may ask your questions at the Meeting.

2. Appointment of Auditor

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed auditor of the Trust and the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the Corporation's directors. PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. The lead and concurring audit partner for the Trust is rotated every five years. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2006 and 2007 were as follows:

Fees Descriptions	2006	2007
Audit	$336,500	$324,000
Audit Related	$8,000	$15,000
Tax	$213,000	$191,940

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to: (a) approve the reappointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year; and (b) direct the Trustee to vote the COSL Shares in favour of the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year, in each case at a remuneration to be fixed by the Corporation and approved by the Corporation's directors.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

3. Special Matters To Be Considered At The Meeting – Amendment to Trust Indenture of the Trust

(a) Background and Summary of Proposed Amendment

The Trust Indenture does not expressly permit the Trustee or the Corporation to purchase for cancellation from time to time the Units in the market or upon any recognized stock exchange at market price or by tender. Accordingly, Management and the Board propose amending the Trust Indenture to allow the Trustee or the Corporation, as applicable, to purchase for cancellation, at any time and from time to time the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange (including the TSX on which such securities are traded) at market price or pursuant to tenders received by the Trust, provided that the Trustee or the Corporation determine that such purchases are in the best interests of the Trust.

(b) Unitholder Approval

At the Meeting, Unitholders will be asked to consider and, if deemed appropriate, to pass with or without variation, the special resolution set out below authorizing the Trustee or the Corporation to purchase for cancellation, at any time and from time to time, the Units in the market or upon any recognized stock exchange at market price or pursuant to tenders received by the Trust and amending the Trust Indenture as specified in Appendix A attached to this Circular to allow the Trustee or the Corporation to effect purchases for cancellation and to authorize and effect further purchases in the future, if deemed advisable:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amendments to the Amended and Restated Indenture of the Trust dated as of April 26, 2006 (the "**Trust Indenture**") as described in the Management Proxy Circular of the Trust dated March 10, 2008 under the heading "Special Matters to be Considered at the Meeting – Amendment to Trust Indenture of the Trust" and as specified in Appendix A attached to this Management Proxy Circular (hereinafter referred to as the "Issuer Bid Amendments") be and are hereby approved and authorized.

2. Computershare Trust Company of Canada (the "**Trustee**"), as trustee of the Trust, be and is hereby authorized to make the Issuer Bid Amendments in whole or in part, and all such further and consequential amendments to the Trust Indenture and the Trustee and Canadian Oil Sands Limited (the "**Corporation**"), as manager of the Trust, be and are hereby authorized to make all such further and consequential amendments to any other relevant agreements and to cause all such agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and to fully carry out the intent of this Special Resolution, in each case at such time or times as the Trustee and the Corporation shall consider necessary or desirable.

3. Without limiting the generality of the foregoing:

   (a) the Trustee be and is hereby authorized to execute and deliver, at such time or times as the Trustee shall consider necessary or advisable, one or more amending agreements to the Trust Indenture, or amended and restated trust indentures, incorporating the Issuer Bid Amendments to be implemented at the time pursuant to this Special Resolution, and the execution and delivery thereof shall evidence approval of such Issuer Bid Amendments and the amending agreement or amended and restated trust indenture pursuant to this Special Resolution; and

   (b) any director or officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Trust or the Corporation or as may otherwise be required, such other agreements, instruments or other documents and take such other actions as such director or officer may determine to be necessary or advisable to give effect to and to fully implement and carry out the intent of this Special Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, instruments or other documents or taking of any such action.

4. Notwithstanding the passing of this Special Resolution by the Unitholders, the Board of Directors of the Corporation may at any time and from time to time hereafter revoke this Special Resolution with respect to all or any of the Issuer Bid Amendments (or, if some of the Issuer Bid Amendments have already been implemented at the time of revocation, all or any of the Issuer Bid Amendments that have not been implemented), without the further approval of the Unitholders, if it determines, in its sole and absolute discretion, that such revocation is in the best interests of the Unitholders."

To be approved, the foregoing special resolution must be passed by the affirmative votes of the holders of not less than 66⅔ per cent of the Units represented at the Meeting and voted on a poll upon such resolution. To properly transact the special business to come before the Meeting, a quorum of two or more persons (either represented in person or by proxy) must be present representing no less than 20 per cent of the aggregate number of outstanding Units entitled to vote at the Meeting.

(c) Recommendation of the Board

The Board and Management unanimously recommend that Unitholders vote FOR approval of the special resolution approving the Issuer Bid Amendments to the Trust Indenture. Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR the approval of this matter. The Trust has been advised that the directors and senior officers of the Corporation intend to vote units held by them in favour of this resolution.

4. Special Matters to be Considered at the Meeting – Approval of Unallocated Entitlements under the 2005 Option Plan

(a) Background and Summary of Unallocated Entitlements

Pursuant to the rules of the Toronto Stock Exchange (the "TSX"), listed issuers are permitted to have stock options that do not have a fixed number of securities issuable under the plan and that permit options ("**Entitlements**") to be automatically reloaded to the plan under their exercise ("**Reloading Plan**"). At the annual and special meeting of the Unitholders held in 2005, the Unitholders approved the adoption of the Unit Option Incentive Plan (the "**2005 Option Plan**") which permits the granting of options ("**Options**") to purchase Units to provide incentive compensation to retain and attract or provide additional incentive to officers, other employees and consultants of Canadian Oil Sands who provide a service to Canadian Oil Sands on an ongoing basis. The 2005 Option Plan is a Reloading Plan as the number of authorized but unissued Units that may be subject to Options granted under the 2005 Option Plan is two per cent of the issued and outstanding Units at any time. See "Report on

Executive Compensation – Long Term Incentives – Summary of 2005 Option Plan" for further information on the terms of the 2005 Option Plan.

The TSX requires listed issuers to seek renewal securityholder approval every three years for any unallocated entitlements that are issuable under a Reloading Plan ("**Unallocated Entitlements**"). As of March 1, 2008, there are Options outstanding to purchase 692,332 Units (representing 0.001 per cent of the issued and outstanding Units as at the date hereof), resulting in the 2005 Option Plan currently having 8,895,787 Unallocated Entitlements. If Unitholders do not renew their approval of any unallocated entitlements that are issuable under a Reloading Plan, then no further options would be issued under that plan following April 28, 2008.

(b) Unitholder Approval

At the meeting, Unitholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the resolution set out below. Regardless of whether this resolution is passed, all currently outstanding Options will be unaffected. However, if the resolution is not passed, all Unallocated Entitlements will be cancelled and the subsequent exercise or cancellation of currently outstanding Options will not automatically reload under the 2005 Option Plan and no further Options will be granted under the 2005 Option Plan.

> "Be it resolved that all unallocated Options entitled to be granted pursuant to the 2005 Option Plan, be approved and are authorized to be issued until April 28, 2011."

To be approved, the foregoing resolution must be passed by the affirmative votes of the holders of not less than 50 per cent of the Units represented at the Meeting.

(c) Recommendation of the Board

The Board and Management unanimously recommend that Unitholders vote FOR approval of the resolution approving the Unallocated Entitlements under the 2005 Option Plan. Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the meeting FOR the approval of this matter.

5. Special Matters to be Considered at the Meeting – Amendment to 2005 Option Plan

(a) Background and Summary of Proposed Amendment

The 2005 Option Plan has early termination of the exercise period in certain circumstances, including retirement. The current provisions of the plan provide that upon retirement all outstanding and unvested Options granted to such participants shall immediately and automatically terminate provided that the Board may, but is not obligated, to allow a portion or all of the unvested Options to have an extended time period by which such Options may remain in effect and shall not automatically terminate. Such participants shall also have the right to exercise part or all of the participant's outstanding invested Options at any time up to an including (but not after) the earlier of the last business day on or prior to: (i) a date 90 days following the date of such termination; or (ii) the expiry date of the Options. The 2005 Option Plan also indicates that the Board shall have the discretion, subject to all applicable requirements of the TSX or any other regulatory authorities having jurisdiction, to extend the period under which outstanding Options may be exercised and outstanding.

The Corporate Governance and Compensation Committee ("**CGC**") of the Corporation wishes to implement a retirement policy which would allow retiring employees who retire within the provisions of the Corporation's retirement policy, to have all existing Options that are not vested, vest sooner or immediately and the ability for such retiring employees to exercise those Options until the expiry date of such Options. The CGC believes that employees should not be disadvantaged by retiring from the Corporation within the provision of a retirement policy and in fact that the continued holding of Options allows retirees to maintain a vested interest in the Trust and its performance over the longer term. The CGC believes this is of benefit to the Trust to have this continued interest for long term development and unitholder return for the Trust, especially as employees near the end of their career. This amendment would not affect the Options of participants who leave Canadian Oil Sands in circumstances other than as described in the retirement policy.

(b) **Unitholder Approval**

At the meeting, Unitholders will be asked to consider, and if deemed appropriate, to pass with or without variation, the resolutions set out below. If the resolutions are not passed, the provisions under Section 6 relating to treatment of Options upon retirement will remain in effect and unamended.

"BE IT RESOLVED THAT:

1. The amendments to the 2005 Option Plan as described in the Management Proxy Circular of the Trust dated March 10, 2008 under the heading "Special Matters to be Considered at the Meeting – Amendment to 2005 Option Plan" and as specified in Appendix B attached to this Management Proxy Circular (hereinafter referred to as the "Option Plan Amendments") be and are hereby approved and authorized with such non-material amendments as may be deemed necessary or desirable by any one director or officer of the Corporation;

2. Any director of officer of the Corporation be and is hereby authorized to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any documents or instruments and the taking of any such actions; and

3. Notwithstanding the passing of this resolution by the Unitholders, the Board of Directors of the Corporation may revoke this resolution before it is acted on without further approval of the Unitholders, if the Board determines, in its sole and absolute discretion, that such revocation is in the best interests of the Unitholders."

To be approved, the foregoing resolution must be passed by the affirmative votes of the holders of not less than 50 per cent of the Units represented at the Meeting excluding the votes of Units held directly or indirectly by insiders of the Trust benefiting from the Option Plan Amendment.

(c) **Recommendations of the Board**

The Board unanimously recommends that Unitholders vote FOR approval of the resolution approving the Option Plan amendments as set out above. Unless otherwise directed by the Unitholders appointing them, the persons named in the enclosed form of proxy intend to vote, at the Meeting, FOR approval of such resolution.

6. **Election of Directors**

General Information

The Board of Directors of the Corporation is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than five nor more than 10 directors. In addition, the articles of the Corporation currently allow the Board of Directors to appoint one or more additional directors between annual general meetings to serve until the next annual general meeting. Currently, there are 10 directors on the Board, all of whom except one (the President and Chief Executive Officer of the Corporation) are independent. Ms. E. Susan Evans, who has been a member of the Board since its inception in 1995, is not standing for re-election due to additional personal demands. The Board wishes to express their deep gratitude and appreciation for her service over these past 12 years and will miss her valuable contribution in the oversight and governance of Canadian Oil Sands. The Trustee, as the direct holder of all of the COSL Shares, is the only party entitled to directly cast votes for the election of directors of the Corporation.

By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at nine. Having nine directors allows delegation of certain matters that require more in-depth oversight and analysis to be handled by committees of the Board of an appropriate size and composition. Other than Ms. E. Susan Evans, all of the current members of the Board have agreed to stand for re-election.

In determining the size and candidates for the Board, the CGC of the Board considered the skills and attributes necessary or desirable for members of the Board to have in order to effectively govern the Trust, given the nature of our business and its size in terms of revenues, market capitalization, the number of employees, the increasing complexity in marketing as well as the predominance of regulatory and governmental issues facing Canadian businesses and the oil sands industry in Alberta in particular. The CGC then considered the skills and experience along with the ages of its current Board members as well as those of various external candidates. In determining the nominees, the CGC and other Board members considered their contacts in the industry as well as individuals on other boards or who had experience in government to identify potential new candidates. The CGC conducts an annual assessment of the responsibilities, duties and workload of the Board and its committees. On November 15, 2007, Mr. Ian Bourne, an individual with experience in pipeline and energy businesses and a candidate with financial and senior executive experience, was invited to join the Board.

Nominees

The individuals identified in the table below (the "**Nominees**") are proposed by the Trustee, on behalf of the Trust, for election as directors of the Corporation, to serve until the next annual meeting of the Unitholders of the Corporation or until their successors are duly elected or appointed. The form of proxy or voting instruction form allows Unitholders to vote "for" or to "withhold" their vote from each director nominee. **Unless specified in the enclosed form of proxy that the Units represented by the proxy shall be withheld from voting for the election of a proposed nominee, it is the intention of the persons designated in the form of proxy to vote FOR the election of the proposed nominees.** All of the proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees would be unable to serve as a director but, should any nominee be unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instructions form, reserve the right to grant approval to the Trustee to vote the COSL Shares for the election as director of such other person or persons as may be nominated by the Trustee. In this regard, the Trustee will nominate such person or persons as may be selected by the Corporation. **Unitholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.**

The names of the Nominees, their province and country of residence, their current principal occupations, the year in which each first became a director of the Corporation or one of its predecessor companies, and the number of Units beneficially owned or over which control or direction is exercised by each such Nominee as at March 1, 2008, are as follows:

Name and Province and Country of Residence/Age	Year First Became a Director	Current Principal Occupation	Areas of Expertise	Independent	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2008 ($Value as at February 29, 2008 at $41.70 Units)
MARCEL R. COUTU[2] Alberta, Canada Age: 54	2001	President and Chief Executive Officer, Canadian Oil Sands Limited	Energy Oil & Gas, Pipelines, Mergers and Acquisitions, Finance, Capital Markets and Investor Relations	No[1]	204,251/$8,517,267
IAN A. BOURNE [3][4] Alberta, Canada Age: 60	2007	Chairman, Ballard Power Systems Inc.	Energy Oil & Gas, Pipelines, Mergers and Acquisitions, Finance, Accounting, Governance and Human Resources	Yes	1,875/$78,188
DONALD J. LOWRY[3][4] Alberta, Canada Age: 56	2007	President and Chief Executive Officer, EPCOR Inc.	Energy Oil & Gas, Utilities and Regulated Business and Human Resources	Yes	5,750/$239,775
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI[4] Alberta, Canada Age: 72	2002	Corporate Director and Business Consultant	Energy Oil & Gas, Government and Real Estate	Yes	51,460/$2,145,882
WAYNE M. NEWHOUSE[3][5] Alberta, Canada Age: 68	1996	Corporate Director	Energy Oil & Gas and Reserves	Yes	33,500/$1,396,950

Name and Province and Country of Residence/Age	Year First Became a Director	Current Principal Occupation	Areas of Expertise	Independent	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2008 ($Value as at February 29, 2008 at $41.70 Units)
BRANT G. SANGSTER.[4][5] Alberta, Canada Age: 61	2006	Corporate Director	Energy Oil & Gas, Mining and Marketing	Yes	5,350/$223,095
C.E. (CHUCK) SHULTZ[3][5] Alberta, Canada Age: 68	1996	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	Energy Oil & Gas, Mining, Mergers and Acquisitions, Pipelines and Governance	Yes	115,751/$4,826,817
WESLEY R. TWISS[3][5][6] Alberta, Canada Age: 62	2001	Corporate Director	Energy Oil & Gas, Finance, Accounting, Capital Markets, Mergers and Acquisitions	Yes	46,045/$1,920,077
JOHN B. ZAOZIRNY, Q.C.[5] Alberta, Canada Age: 60	1996	Counsel, McCarthy Tétrault LLP (law firm)	Energy Oil & Gas, Legal, Mergers and Acquisitions and Capital Markets	Yes	33,750/$1,407,375

Notes:

(1) Mr. Coutu is the President and Chief Executive Officer of the Corporation and therefore is not an independent director.

(2) Includes 43,834 Units over which Mr. Coutu exercises control or direction.

(3) Member of the Audit Committee.

(4) Member of the CGC.

(5) Member of the Reserves Committee.

(6) Includes 5,470 Units over which Mr. Twiss exercises control or direction.

The biographies of the current Directors who are standing for re-election are contained on our website at www.cos-trust.com/corporate information/directors.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to direct the Trustee to vote the COSL Shares so as to vote FOR the election as directors of the Corporation all of the Nominees identified above, and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the Corporation.

Independence of Board

The Board of Directors functions independently of Management, and retains all powers that are not expressly delegated to Management. The CGC and the Board have assessed the experience, corporate skills and corporate relationships of the current directors and believe that, other than Mr. Coutu, who is an officer of the Corporation, each director is an "independent" director with reference to the requirements set out by Canadian securities regulators in Multilateral Instrument 52-110 *Audit Committee* ("**MI 52-110**") and National Policy 58-201 *Corporate Governance Guidelines* ("**NP 58-201**"). An "independent director" is a director who is independent of management and is a person who does not have any direct or indirect material relationship with the issuer which, in the view of the board of directors of the issuer, could reasonably interfere with the exercise of the member's independent judgment. All members of the Audit Committee are financially literate and independent in accordance with the Audit Requirements.

All committees of the Board of Directors are composed entirely of independent directors and in camera meetings of the independent Board members are held regularly. The composition of the Board, including the independence of the Chairman and his specified role, provides the Board with appropriate structures and procedures to ensure that the Board can function independently of Management. For further details, see "Statement of Corporate Governance Practices".

Other Directorships

Certain directors of the Corporation serve as directors of other issuers. The CGC and Chairman of the Board monitor the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Trust.

The nominees for election as directors of the Corporation that are directors of other public companies or reporting issuers are as follows: Mr. Ian A. Bourne serves as a director of Ballard Power Systems Inc., Canada Pension Plan Investment, Wajax Income Fund and Wajax Limited. The Right Honourable Donald F. Mazankowski serves as a director of the following public companies: ATCO Ltd., Canadian Utilities Limited, Great West Life Co., IGM Financial Incorporated, Power Corporation of Canada, Power Financial Corporation, Shaw Communications Inc., Weyerhauser Company, and Yellow Pages Income Fund (several of these companies are interrelated such that effectively there are only six separate businesses); Mr. Donald Lowry serves as a director of EPCOR Power LP; Mr. Brant G. Sangster is a director of Titanium Corporation; Mr. C.E. (Chuck) Shultz is a director of Enbridge Inc. and Newfield Exploration Company; Mr. Wesley R. Twiss is a director of: Keyera Facilities Income Fund, EPCOR Utilities Inc. and Addax Petroleum Corporation; and Mr. John B. Zaozirny, Q.C. is a director of the following public entities: Fording Canadian Coal Trust, Pengrowth Corporation, TerraVest Income Fund, Provident Energy Ltd., Computer Modelling Group, Bankers Petroleum Inc., Candax Energy Inc., Coastal Energy Co., Canaccord Capital Corp., and Bayou Bend Petroleum Ltd.

Board Succession

In 2007 one board member, Mr. Walter O'Donoghue, retired, having reached the age of 75. As part of its annual process, the CGC considered succession planning for Board members and discussed guidelines to assist in the process of identifying new Board members. The profile of ideal characteristics and qualifications of nominees as well as impending changes to the governance for the Trust takes into account the Trust's governance framework and current Board composition along with the focus on marketing, financial control issues and recent changes in the political, regulatory and environmental arena applicable to the Trust. In particular, in 2007 the CGC considered upcoming retirements as well as expected future issues facing the Trust in determining attributes for the 2008 Board candidates. See "Election of Directors – Nominees".

Orientation and Continuing Education

We have an orientation and development program for our Board, including a Board reference manual that outlines the duties and responsibilities of the Board, the committees and each member as a director. This manual is updated on a regular basis and all Board members are expected to review and be familiar with its contents. In addition, Canadian Oil Sands has a process to conduct an orientation session with new directors to review the Trust's business, expectations of directors, current issues and opportunities and corporate goals and objectives. We also provide directors with opportunities to increase their knowledge and understanding of the business through site visits of Syncrude and through specific information sessions on relevant topics, such as potential structures relating to federal tax changes, environmental obligations and issues in the oil sands industry, specific accounting matters such as asset retirement obligation calculations and pipeline/transportation matters. In addition, the Board is briefed on corporate governance developments and emerging best practices in corporate governance.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are conveyed to Board members as part of the evaluation process and are also communicated in orientation sessions for new Board members.

Additionally, the Board supports, both financially and by overall tone, any director attending external programs such as the Haskayne School of Business or the ICD Directors Education Program, as a means of continuing the education of directors in their roles and responsibilities as a director. To date, four of the current directors have completed such program and hold a certification designation to that effect.

Directors' Unit Ownership Requirements

To ensure that directors' compensation is aligned with Unitholders' interests, each non-executive director is required to hold three times the annual retainer and the value of the annual Unit purchase award. Members have five years from the latter of October 2, 2003 or the date of their appointment to meet such ownership requirements. As

part of this process, a director's annual compensation includes the purchase in the secondary market of Units with the directors being responsible for all taxes related to such purchase rather than Canadian Oil Sands assuming any tax liability for such purchase. It should be noted that these secondary market purchases, unlike entities which issue Units from treasury, do not dilute Unitholders. As of the date hereof, the non-executive directors meet these ownership requirements in that they hold the required Units to meet the ownership requirements other than Messrs. Bourne, Lowry and Sangster, both of whom are within the five year period from their date of appointment by which they must achieve this holding.

Directors' Compensation

The CGC directly retains Towers Perrin to assist them in providing market data and analysis when determining the compensation for the Board members as well as information on best practices. The Board, through the CGC, periodically reviews the adequacy and form of compensation for its directors to ensure that it reflects the commitment, responsibilities and potential liabilities of being on the Board. The CGC also considers the compensation in light of market demands for experienced and skilled candidates to steward Canadian Oil Sands and its business. Recommendations by the CGC regarding director compensation are taken to the Board for approval. For 2007 and 2008, the CGC targeted compensation for board retainers and meeting attendance at the median of a peer group combined with the equity compensation which in aggregate aims to achieve a total compensation package above the median. A key feature of the compensation of the directors is a participation in the value of the equity of the Trust that all Unitholders experience. By using a set number of Units, purchased on behalf of the directors, rather than a dollar amount, each director shares in the increase or decrease in Unitholder value from the time that the compensation is set at the commencement of the fiscal year until the Units are actually purchased.

For the period January 1, 2007 to December 31, 2007, the compensation for non-executive members of the Board was as follows:

Board of Directors(1)(4)	
Chairman of the Board Retainer(2)	$ 110,000
Board Retainer	$ 25,000
Board Meeting Fee(3)	$ 1,500
Annual Unit Purchases	
a) Chairman of the Board;	7,500 Units
b) Other Board members	3,750 Units
Committees of the Board(1)(4)	
Chair of the Audit Committee Retainer(5)	$ 16,000
Chair of the CGC Retainer(5)	$ 8,000
Chair of Reserves Committee (5)	$ 8,000
Audit Committee Retainer	$ 7,000
CGC Retainer	$ 4,000
Reserves Committee Retainer	$ 4,000
Committee Meeting Fee(3)	$ 1,500

Notes:

(1) All retainers and meeting fees were payable quarterly.

(2) The Chairman of the Board was paid meeting fees for Board and committee meetings that he attended. He did not receive the committee retainer for acting as an ex officio on committees of the Board.

(3) Attendance by phone at committee and Board meetings is treated the same as attendance in person.

(4) Members receive re-imbursement for reasonable expenses in attending Board or committee meetings.

(5) The committee Chair retainers are inclusive of the committee retainer.

For the fiscal year ended December 31, 2007, the table below sets out the aggregate amount of fees paid to each non-executive director in the year. As a member of Management, Mr. Coutu does not receive remuneration outside of his compensation as President and Chief Executive Officer.

Director	Retainer ($)	Unit Purchase[1] ($)	Total Meeting Fees ($)	Aggregate Fees Paid ($)
Ian A. Bourne[2]	9,000.00	68,433.50	4,500.00	81,933.50
E. Susan Evans, Q.C.[3]	38,000.00	120,268.14	28,500.00	186,768.14
Donald J. Lowry	24,250.00	120,268.14	16,500.00	161,018.14
The Right Honourable Donald F. Mazankowski	29,000.00	120,411.24	21,000.00	170,411.24
Wayne M. Newhouse	40,000.00	120,411.24	27,000.00	187,411.24
Walter O'Donoghue[4]	16,500.00	0	9,000.00	25,500.00
Brant G. Sangster	33,000.00	120,268.14	28,500.00	181,768.14
C.E. (Chuck) Shultz	121,000.00	240,536.28	36,000.00	397,536.28
Wesley R. Twiss	45,000.00	120,343.14	28,500.00	193,843.14
John B. Zaozirny, Q.C.	28,000.00	120,411.24	19,500.00	167,911.24

Notes:

(1) In 2003, the non-executive directors surrendered for cancellation all options previously granted to them. No options or Performance Awards are granted to the non-executive directors. In June 2007, each non-executive director (other than the Chairman) received 3,750 Units with a market value of $32.05 per Unit at the time of receipt as part of the directors' annual compensation. In the case of the Chairman, Mr. Shultz received 7,500 Units with a market value equivalent of $32.05 per Unit as part of his annual board compensation amount. The transaction costs of the purchases have been included in the Unit purchase cost amounts. On joining the Board in November, 2007, Mr. Bourne received 1,750 Units with a market value of $36.50 per Unit as part of his prorated directors' annual compensation. All Units were purchased in the secondary market on behalf of the non-executive directors.

(2) Mr. Bourne joined the Board on November 15, 2007 and accordingly his retainer and Unit purchase were prorated for the year.

(3) Ms. Evans is retiring on April 28, 2008.

(4) Mr. O'Donoghue retired on April 25, 2007.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2007, the table below sets out the number of Board and committee meetings held.

Meeting Type	Totals	Number with In Camera Sessions
Board	10	8[1]
Audit Committee[2]	6	6
CGC	5	5
Reserves Committee[2]	4	4
Total	**25**	**23**

Notes:

(1) No in camera sessions were held for two board meetings that were called to address two specific topics.

(2) One meeting was a joint Audit/Reserves committee meeting.

Summary of Directors' Attendance

For the 12-month period ended December 31, 2007, the following sets forth the attendance of Board members.

Director	Board Meetings Attended	Committee Meetings Attended(1)
Marcel R. Coutu	10/10	N/A
Ian A. Bourne(2)	2/2	1/1
E. Susan Evans	9/10	10/10
Donald J. Lowry(4)	6/6	5/5
Donald F. Mazankowski	9/10	5/5
Wayne M. Newhouse	10/10	9/9
Walter O'Donoghue(3)	4/4	2/2
Brant G. Sangster	10/10	9/9
C.E. (Chuck) Shultz	10/10	14/14
Wesley R. Twiss	10/10	9/9
John B. Zaozirny	10/10	3/4

Notes:

(1) Number of meetings based on membership on committee or Board at time of meeting or on attendance as Board Chair, as applicable.

(2) Mr. Bourne joined the Board on November 15, 2007 and attended all Board, CGC and Audit meetings since joining the Board.

(3) Mr. O'Donoghue retired on April 25, 2007.

(4) Mr. Lowry joined the Board on April 25, 2007 and attended all Board, CGC and Audit meetings since joining the Board.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of a board of directors, the committees of the board and the board members who are elected by and are accountable to their constituent securityholders, as well as the evaluation of the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of an issuer. The Trust does not have officers and directors. Instead, the Trust is governed, for the most part, by the Corporation and the Corporation's Board of Directors.

The Board of Directors is comprised of experienced leaders who share their financial, operational and political experience in industry and, in particular, the oil and gas sector with a view to providing effective stewardship of Canadian Oil Sands. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds, while respecting others, so that different viewpoints can flourish in the process of developing a reasoned conclusion.

The Board continues to believe that effective governance and accountability improves the performance of Canadian Oil Sands and benefits all securityholders. The Board and Management are committed to good corporate governance, bearing in mind the particular nature of the business of Canadian Oil Sands. Our corporate governance practices satisfy the requirements and recommendations of NP 58-201 and NI 58-101 (together, the "**CSA Rules**") in that we have either adopted terms of reference or implemented procedures that meet the governance guidelines outlined therein. Additionally, the securities regulators have set out specific governance requirements for audit committees and the independence of such committees in MI 52-110 (the "**Audit Requirements**"). The Trust complies with the Audit Requirements. Annually, the CGC considers the CSA Rules, the corporate governance guidelines issued by various investor groups and the practices of various other public issuers. The Board of Directors and Management consider good corporate governance to be central to the efficient and effective operation of Canadian public issuers. The Board regularly reviews its corporate governance practices in light of developing requirements and implements changes where the Board believes it is appropriate to do so.

Responsibilities of the Board

The Board of Directors sees its principal role as stewardship of Canadian Oil Sands and its fundamental objective as the creation of Unitholder value, including the protection and enhancement of the value of the Trust's assets, and operating with honesty and integrity in the conduct of business. The Board's stewardship responsibility

means that it oversees the conduct of the business and Management, which is responsible for developing long-term strategy and conducting the Corporation's day-to-day business. Annually, the Board meets at an extended Board session to review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Trust's business with the objective of preserving the Trust's assets and creating Unitholder value. The Board, through the President and Chief Executive Officer and the senior officers, sets the attitude and disposition of the Trust towards compliance with applicable laws, financial practices and reporting, and environmental and safety policies.

In fulfilling its primary responsibilities, the Board has oversight responsibility to ensure that Canadian Oil Sands has:

- established long-term goals and a strategic planning process, identified the principal risks of Canadian Oil Sands' business and implemented appropriate systems to monitor and manage those risks;

- established processes to manage and measure the performance of Management, and in particular, the President and Chief Executive Officer in achieving the Trust's stated objectives and annually develops a position description in the form of terms of reference and objectives of the President and Chief Executive Officer;

- reviewed Management's risk assessment and reports demonstrating compliance with risk management policies;

- reviewed compliance by Management of the Code of Business Conduct (the "**Code**") as well as the other corporate policies approved by the Board;

- reviewed the assessments of internal controls and management systems to effectively monitor Canadian Oil Sands' operations and promote compliance with applicable laws, regulations and policies;

- reviewed the communications program for effectively communicating with and receiving feedback from Unitholders, employees, government authorities, other stakeholders and the public; and

- considered various strategies in light of the federal income tax legislation and changes to Alberta's Royalty regime as well as changes in environmental legislation.

The terms of the reference for the Board (available at our website at www.cos-trust.com/corporate information) ensure that Canadian Oil Sands annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing year. This process produces specific annual and longer term goals for Canadian Oil Sands that are further developed into specific performance objectives for each of the executive officers of Canadian Oil Sands based upon that executive officer's role at Canadian Oil Sands. Through this process, each executive officer (including the President and Chief Executive Officer), individually, and the executive officers, as a whole, are made directly responsible for achieving the annual and medium term goals of Canadian Oil Sands. A significant portion of the annual compensation of each executive officer is based upon achieving these corporate and individual goals.

The Board also is required to satisfy itself as to the business and professional integrity of the President and Chief Executive Officer and other executive officers, and those officers' creation of a culture of integrity throughout Canadian Oil Sands. The Board monitors compliance with the Code. Canadian Oil Sands has a number of policies, including a corporate risk policy aimed at identifying risks, disclosure policies and marketing policies with a view to enhancing the level of internal disclosure control processes and information management systems.

The Board discharges the responsibilities set out in its mandate either directly or through its committees. Committees of the Board allow directors to focus responsibility and devote necessary resources to a particular issue or area. The Corporation regularly schedules meetings for both the Board and the committees thereof, and at each regularly scheduled meeting, in-camera sessions are held to allow full disclosure and discussion of any and all issues by Board and committee members. Additionally, the Board, in conjunction with the CGC, developed terms of

reference which act as position descriptions for the Chair of each committee, which terms are reviewed annually and updated as appropriate. There are also terms of reference for the Chairman of the Board.

The Board of Directors has an Audit Committee, a CGC and a Reserves, Marketing Operations and Environmental Health & Safety Committee (the "**Reserves Committee**"). The Board of Directors does not have an executive committee. Mr. Shultz is the Chairman of the Board of Directors and is an independent director.

Code of Business Conduct

The Code sets out our basic principle that all directors, officers and employees act with integrity, honesty and in compliance with applicable laws. In addition to the Code, the Board has established an internal policy by which employees and contractors are encouraged to report, either anonymously or not (as the person wishes), any fraud, improper or illegal conduct or unethical behaviour. Annually, officers, employees and directors are required to review the Code and the other policies, including the policies relating to maintaining confidential information and disclosure of material information and either certify their compliance with such policies or identify any non-compliance by them or anyone else of which they are aware. Any breach of the Code requires disclosure to the Audit Committee and the Board. To date, no waivers of the Code have been given and no material breaches have been reported. Since Canadian Oil Sands has a small number of employees, Board members and the Chairman of the Board, in particular, have personal contact with most employees. In discussions between employees and the Board, employees are encouraged to have open and frank discussions with the Board or any of its members on any matter of concern.

The Code is applicable to all directors, officers and employees of Canadian Oil Sands, and can be obtained from our website at www.cos-trust.com, at www.sedar.com or upon request from the General Counsel and Corporate Secretary at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Audit Committee

The Audit Committee, on behalf of the Board of Directors, has oversight responsibility for the Trust's financial reporting processes and the quality of its financial reporting and internal controls. The Audit Committee has formal terms of reference which describe the objectives, duties and responsibilities as well as the function of the Audit Committee. The Audit Committee meets quarterly with the Trust's auditors, the President and Chief Executive Officer, Chief Financial Officer and General Counsel and Corporate Secretary as well as other representatives of the Corporation's financial team. It also receives quarterly reports, either in person or in writing, from the internal auditors. The internal audit function has been outsourced to an independent accounting firm given the small staff at the Corporation and the need for a range of specialized skills relating to audits of marketing, information technology and finance. See the Annual Information Form of the Trust dated March 15, 2008 for the complete terms of reference for the Audit Committee.

The Audit Committee has formal terms of reference, which describes the objectives, duties and responsibilities of the Audit Committee. A copy of the terms of reference for the Audit Committee can be found on our website at www.cos-trust.com/corporate or by contacting Investor Relations at 1-403-218-6220.

The Audit Committee is currently comprised of the following six independent directors: Ian A. Bourne, E. Susan Evans, Donald J. Lowry, Wayne M. Newhouse, C.E. (Chuck) Shultz and Wesley R. Twiss (Committee Chair).

During 2007, the Audit Committee reviewed with Management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and related Management's Discussion and Analysis ("**MD&A**"), the interim financial statements and related MD&A, the Annual Information Form and this Circular. This review included a discussion with the external auditors about matters required to be disclosed under Canadian generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada. The Audit Committee also spent considerable time discussing the internal control and disclosure process and procedures at Canadian Oil Sands as well as the policies, procedures and processes at Syncrude with a view to Canadian Oil Sands and Syncrude complying with financial reporting requirements under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*. In addition, as part of its responsibilities, the Audit Committee:

- reviewed and discussed with Management and the external auditors their respective assessment and evaluation of Canadian Oil Sands' internal and disclosure controls as well as with the independent firm hired to assist Management in the documentation and testing of such controls;

- reviewed and discussed with Management any changes in accounting policies, practices or standards and Management's key estimates and judgements;

- reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with Canadian Oil Sands and its compensation, and determined that the external auditors were independent;

- reviewed the performance and qualifications of the external auditors and recommended reappointment for Unitholders' approval;

- approved the fees payable to the external auditors;

- reviewed the overall scope and plans of the annual audit with the external auditors and Management;

- met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with Management and any other issues which the external auditors wished to raise with the Committee;

- reviewed and approved all services provided by the external auditors;

- received and approved the scope and terms of engagement of the internal auditors, including the fees payable to such firm;

- reviewed with the internal auditors, the internal controls over financial reporting and the compliance with such controls;

- reviewed the results of Management's assessment of the design and evaluation of internal controls and the reviews by the external auditors of their assessments of the design and effectiveness of internal controls in respect of 2007 and quarterly results in respect of 2007;

- reviewed the results of the procedures for the receipt of complaints regarding accounting or auditing matters whereby issues may be submitted confidentially to the Committee;

- reviewed the internal control systems and procedures implemented by Management in respect of the marketing activities and the internal auditors' assessment of such systems and procedures; and

- reviewed management's plan to investigate and deal with the transition to international financial reporting standards in 2011.

The Audit Committee routinely holds in camera sessions with the external auditors, the internal auditors, Management and Committee members as a means of promoting open and independent discussion and analysis of financial and operational matters that could affect Canadian Oil Sands.

Reserves Committee

The Reserves Committee has oversight responsibility for the Trust's reserves and resource evaluation and related disclosure as well as oversight of the marketing operations and the Trust's compliance with environmental, health and safety issues. The Reserves Committee meets at least twice a year with the external reserves evaluator as well as with the Chief Operations Officer, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary as well as members of the Corporation's marketing team. In addition, the Reserves Committee meets at least two times a year to review marketing matters and those relating to environmental, health and safety.

The Reserves Committee has formal terms of reference, which describe the objectives, duties and responsibilities of the Reserves Committee. A copy of these terms of reference can be found on our website at www.cos-trust.com or by contacting Investor Relations at 1-403-218-6220.

The Reserves Committee is comprised of the following independent directors: Wayne Newhouse (Chairman), Brant G. Sangster, C.E. (Chuck) Shultz, Wesley Twiss and John Zaozirny. Mr. Newhouse is a Professional Engineer in Alberta.

During 2007, the Reserves Committee:

- examined the environmental, health and safety obligations of the Trust and its subsidiaries and its compliance with such obligations;
- reviewed various marketing strategies regarding the sale of the Trust's synthetic crude oil product and development of new markets and customers;
- reviewed the scope and results of the independent external reserves evaluation and verified the independence of such evaluator; and
- reviewed the impact of various environmental regulations and aspects of compliance on the Trust.

Corporate Governance and Compensation Committee

The CGC has formal terms of reference, which describe the objectives, duties and responsibilities of the CGC. A copy of these terms of reference can be found on our website at www.cos-trust.com/corporate or by contacting Investor Relations at 1-403-218-6220.

The CGC is currently comprised of E. Susan Evans (Committee Chair), Ian A. Bourne, Donald J. Lowry, the Right Honourable Donald F. Mazankowski and Brant G. Sangster. Mr. Shultz attends meetings as a non-voting member.

The CGC annually undertakes an evaluation of the senior officers of the Corporation as well as a full evaluation of the Board, the committees and each director's performance based on the results of a directors' annual assessment questionnaire and informal interviews with the Chairman of the Board. Interviews are undertaken by the Chairman and discussions are held regarding the results of the questionnaires with each member of the Board and certain senior officers of the Corporation. The performance of the Chairman of the Board as well as the chairman of each of the committees are evaluated as part of this annual review process, and additional interviews are conducted by the Chairman of the CGC with other directors in relation to any concerns that a member does not feel appropriate to be discussed with the Chairman of the Board. As part of such assessment, consideration is given to the relationships that each member has with other public issuers so as to ensure that no member has a relationship that would materially interfere with the member's ability to act in the best interest of Canadian Oil Sands. As part of the ongoing Board assessment process, the CGC and the Board examine, at a minimum on an annual basis, the terms of reference for each of the Board, the committees, the President and Chief Executive Officer, the Chairman of the Board and the chair of each committee of the Board. Additionally, the CGC examines the practices and suggests guidelines from a number of sources including other public issuers in North America, the CSA Rules, the Audit Requirements and the guidelines suggested by various investor groups.

In 2007, the Chairman of the Board met individually with each Director to discuss the overall effectiveness and performance of the Board, its committees and each of the Board members. In addition, each Director completed individual written assessments, which were then confidentially tabulated and reviewed by the Chairman of the CGC, the Chairman of the Board, the CGC and ultimately the full Board. The Chair of the CGC also offered to meet with each Director if they wished to discuss any aspect of the performance of the Chairman of the Board.

During 2007, the CGC:

- reviewed and adopted revised terms of reference for the Audit Committee, the Reserves Committee and the CGC and the chairs of such committees and ensured that Canadian Oil Sands had the

appropriate structure, composition, terms of reference and membership of each of the Board, the Board committees, the Chairman of the Board, the chair of each committee of the Board and the President and Chief Executive Officer;

- reviewed the size and composition of the Board to ensure that the current Board membership has the necessary breadth and diversity of experience and was of an appropriate size to provide for effective decision making and staffing of Board committees;

- rotated its Chair as Mr. O'Donoghue retired in April 2007;

- reviewed the compensation structure payable to the Board and committee members as well as to officers and non-officers, retaining the services of Towers Perrin, an outside independent consultant, to advise on compensation structures and information in regard to the actual compensation paid at comparable public and private entities as well as the appropriateness of certain peer groups;

- recommended to the Board the nominees to stand for election as directors of the Corporation at the Meeting to be held on April 28, 2008;

- conducted annual assessments of the senior officers, and determined the impact that such officers and other staff of Canadian Oil Sands had on the overall performance of the Trust at the end of 2007 against the target objectives and goals that were set for Canadian Oil Sands and such officers earlier in 2007;

- re-examined the compensation payable to the Board of Directors with a view to maintaining a compensation structure which targets payments consistent with the majority of a comparable peer group for Canadian Oil Sands such that Canadian Oil Sands can attract and retain the individuals with the appropriate skills and experience to effectively act as members of the Board of Directors, especially in light of the increasing demand for talent; and

- finalized the compensation and benefits package for Canadian Oil Sands' staff for 2008, employing Towers Perrin to provide advice on market data for compensation structure and amounts at comparable companies.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors and to act as a direct liaison between the Board and Management. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman is accountable to the Board.

Other duties and responsibilities of the Chairman include:

- providing independent advice and counsel to the President and Chief Executive Officer and other members of the senior management team;

- ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments; and

- developing and setting the agendas for meetings of the Board, in concert with the President and Chief Executive Officer and the General Counsel and Corporate Secretary.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities. Annually, the Chairman, in conjunction with the CGC, evaluates the effectiveness of the Board, its committees and the individual directors, including interviews by the Chairman with each individual Board member as well as certain members of Management. The Chairman's mandate directs him to ensure that the directors hold regular discussions without Management present and he presides at such sessions.

Roles and Responsibilities of the President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the development and execution of Canadian Oil Sands' long-term business strategy and the corporate objectives with a view to creating Unitholder value. The President and Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing Canadian Oil Sands' long and short term plans. The President and Chief Executive Officer acts as a direct liaison between the Board and Management of Canadian Oil Sands and communicates to the Board on behalf of Management. The President and Chief Executive Officer also communicates on behalf of Canadian Oil Sands to Unitholders, employees, government authorities, other Syncrude owners, Syncrude Canada management, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

- assessing, in conjunction with the Chief Financial Officer, the principal risks of Canadian Oil Sands to ensure that the risks facing Canadian Oil Sands are being monitored and managed;
- ensuring, in conjunction with the Chief Financial Officer, effective internal controls and management information systems are in place;
- fostering a corporate culture that promotes ethical practices; and
- abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and Canadian Oil Sands' standards and policies.

Unitholder Communications

Our Unitholder communications program specifically adopts the principles of providing timely, accurate and efficient disclosure of information concerning Canadian Oil Sands to all Unitholders. In addition to the required annual, quarterly and timely reporting of information, Canadian Oil Sands regularly makes presentations to industry analysts and investors. Canadian Oil Sands also meets informally upon request with investors and analysts, provided however, that in such meetings, Canadian Oil Sands adheres to all applicable laws relating to selective disclosure of material information. Canadian Oil Sands' Investor Relations Department responds in a timely manner to inquiries received from Unitholders, analysts and potential investors. Unitholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Unitholders may also obtain corporate information on our external website at www.cos-trust.com.

REPORT ON EXECUTIVE COMPENSATION

The compensation program for Canadian Oil Sands is based on a comprehensive reward structure that recognizes and rewards top corporate and individual performance and which also aims to attract and retain the top talent to manage the business of the Trust with a view to maximizing Unitholder values over the near and long-term. The CGC determined that the aggregate compensation paid to the Corporation's officers, as a whole, should target the 50th percentile of compensation paid by a comparable issuer group when the Trust and the individual met the goals that had been established for the year and up to the 75th percentile when both the individual and the Trust substantially exceeded those goals. The comparable peer group is a combination of oil and gas and mining corporations and trusts which operate in Canada, primarily in Alberta as well as oil and gas and energy trust indices. The CGC considers both the other issuers' size according to revenues as well as the nature and complexity of operations.

For the last five years, the CGC has directly retained Towers Perrin to provide advice on market practice and compensation data for market comparative purposes for its officers' compensation. In that role, Towers Perrin has assisted the CGC in designing a long-term incentive plan for the Corporation's officers and employees and has provided advice on market practices for various compensation and human resource policies with a view to allowing the CGC to determine what a comparable peer group offers to officers in particular and to employees generally. Towers Perrin provides similar information in respect of directors' compensation. Towers Perrin has not been retained to provide services for Canadian Oil Sands beyond these mandates.

For its services, Towers Perrin received the following compensation in 2007:

Directors and executive compensation matters	$203,854
Purchase of Industry Survey data	$4,240

Compensation of the President and Chief Executive Officer for 2007

The Committee monitors and assesses the performance of Mr. Coutu, as the President and Chief Executive Officer, and recommends to the Board compensation amounts for him. For the fiscal year ending December 31, 2007, Mr. Coutu's compensation consisted of an annual base salary, participation in the annual target bonus plan, the 2005 Option Plan, the Performance Unit Incentive plan, as well as perquisites and a cash allowance in lieu of benefits and pension. In addition, in 2007, Mr. Coutu received a special bonus and participated, for the last year, in a bonus related to foregoing rights to distributions under the 2002 Option Plan. For fiscal 2007 Mr. Coutu's salary was $675,000, an increase from $575,000 in the prior year.

In 2007, Mr. Coutu's target bonus was 65 per cent of his annual base salary with the maximum payout being 20 per cent of target, or 130 per cent of his annual base salary. In 2007, due to outstanding financial performance, maximum performance was achieved in return on capital employed and relative total Unitholder return. In terms of his individual performance, the Committee recommended, and the Board approved, a rating of 175 per cent of target which resulted in an annual bonus of $844,594, or 192 per cent of target. In addition to the annual bonus, the Board granted a one-time special bonus of $250,000. Mr. Coutu also received a bonus of $425,700 which represents the last payment relating to certain officers foregoing rights to distributions under the 2002 Option Plan. Mr. Coutu's total bonus paid in 2007 was $1,520,294. The basis for these bonuses is discussed in detail under the heading Annual Target Bonus below.

In 2007 Mr. Coutu received 84,515 options and 20,299 Performance Units. The value ultimately received under the options will depend on future unit price performance, and on distributions exceeding their pre-determined threshold. The number of the Performance Units earned will depend on relative total Unitholder return performance. These plans are outlined in detail on pages 26 to 30 of this Circular.

For 2007, the officers' compensation is comprised of the elements outlined below:

Annual Base Salary

The annual base salary of each officer is reviewed annually to ensure that it properly reflects a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and the level of sustained performance as well as the fiscal resources available to Canadian Oil Sands. Canadian Oil Sands utilizes the data and research analyses provided by Towers Perrin to assist in this annual process with an aim of paying an annual base salary that, combined with the annual target bonus and long term incentives will result in total compensation at the 50th percentile of total compensation paid by a comparable public issuer peer group comprised of large and medium sized issuers in the oil and gas sector in Canada. Canadian Oil Sands recognizes that the current environment in the oil sector as well as general demographics over the next several decades has put pressure on finding and retaining talented, experienced personnel and that such pressure has resulted in increases to the compensation components being offered in the industry.

Annual Target Bonus

The annual target bonus is designed in light of the Trust's business strategies and performance targets for a given year and involves a combination of corporate financial and operational goals and individual goals. Each officer has a percentage of his or her base salary set as the target bonus. The award is measured against corporate performance and personal performance. The maximum payout amount is double target. For 2007, the CGC established annual target bonuses for each of the Named Executive Officers as defined under National Instrument 51-102, *Continuous Disclosure Obligations* which included corporate and individual performance and were based on the following allocation:

Individual:	30%
ROCE:	35%
TSR:	35%

Corporate performance was measured by looking at TSR (total unitholder return) and ROCE (return on capital employed) targets. The CGC also assessed each officer's performance against the objectives and goals established for such officer. Each year, these goals and objectives are established in conjunction with the goals and targets formed as part of the strategic plan for the Trust for that year. In 2007, the Trust exceeded the target for its ROCE by a margin of over 200 basis points and therefore, a two times payout was made in respect of the ROCE component. The Trust also achieved total unitholder return equal to 24.9 per cent, exceeding all but one of its peer comparator group. The peer comparator group included TSX Oil and Gas and Energy Trust indices as well as other oil sands and mining operators. This resulted in the TSR payout component also being double the target amount.

Set out below is the percentage change in the yearly total unitholder returns for the Trust over each of the past five years.

	Yearly returns				
	2003	2004	2005	2006	2007
COS	26.6%	54.1%	91.4%	33.9%	24.9%



Canadian Oil Sands Trust Yearly Returns(1)
Yearly Return (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005
2006
2007

Note:

(1) Includes Unit value appreciation plus distributions on the assumption that the distributions are reinvested during a particular year.

In relation to the individual assessment of the President and Chief Executive Officer and the other senior officers, the CGC and the Board considered how the officers had managed the Trust's business operations and met the corporate objectives for 2007 and beyond.

In 2007, the Trust generated exceptional cash from operating activities, enabling the quarterly distributions to increase from $0.30 in February 2007 to $0.75 in February 2008. From an operations perspective, production exceeded the 2007 target set in late in 2006, operating costs in 2007 were reduced from 2006 and the Trust's average realized selling price of SCO exceeded the Syncrude unit price benchmark. Year over year, the Trust generated total return for its Unitholders of 24.9 per cent and ended the year with a balance sheet stronger than at any time in Canadian Oil Sands' 12 year history.

During 2007, Mr. Coutu took a leading role in Syncrude Canada Ltd. concluding a management services arrangement with Imperial Oil Resources and its affiliate, Exxon Mobil, with Mr. Coutu playing a significant role in the confirmation of that arrangement by the Syncrude owners through the opportunity assessment review. As Chairman of Syncrude Canada Ltd., Mr. Coutu also played a key role in transitioning a number of new executives at Syncrude Canada Ltd. as this new management services arrangement and additional secondments from Imperial Oil

Resources and Exxon Mobil unfolded. Significantly, Mr. Coutu retained his position as Chair of the Board of Directors of Syncrude Canada Ltd. as well as Chair of the Syncrude owners' Management Committee, while several other Canadian Oil Sands employees chair key committees which govern the Syncrude Joint Venture.

Mr. Coutu also played a major role in relation to government relations. He actively participated in presentations and acted as key spokesperson for the energy trust sector on the new tax rules imposed by the federal government. He also played and continues to play a major role in relation to the royalty review and discussions with the Province of Alberta in very challenging circumstances. Mr. Coutu and other members of senior management, together with representatives from Imperial Oil Resources, are the lead negotiators for the Syncrude owners on the new royalty regime proposed by the provincial government. At the same time, Mr. Coutu continued to play an active role in investor relations, focusing in particular on potential and existing investors outside Canada.

Throughout the year, Mr. Coutu demonstrated strong leadership with his management team and staff, overseeing the successful transition of personnel in the role of Chief Financial Officer and strengthened the financial and legal teams at the Trust.

In conclusion, the CGC and the Board felt Mr. Coutu and the senior officers' performance had exceeded their objectives. Accordingly, the Board awarded Mr. Coutu 1.75 times his target bonus on personal competence. Individual performance for the other officers ranged between 1.25 and 1.75.

The CGC and the Board also felt that management's role in Syncrude Canada Ltd. achieving the long term arrangement with Imperial Oil Resources and its affiliate, Exxon Mobil, was a unique and significant milestone in the Trust's oversight of its primary asset, its interest in the Syncrude Joint Venture. As a result of this arrangement, Syncrude is now able to access through Imperial Oil and its affiliate, Exxon Mobil, global best practices and proprietary systems, together with the ability to second world class talent to Syncrude at a time when shortages of skilled labour is critical. This arrangement is expected to bring long term benefits to the Trust through improved operating reliability and efficiencies at Syncrude. Accordingly, the Board approved and granted a one time special bonus to those senior officers who played a critical role in negotiating and stewarding such arrangement. Messrs. Coutu and Roberts and Ms. Curran received this special bonus award which is reflected in the compensation table on pages 33 and 34.

In addition to the foregoing, as part of the restructuring of the compensation structure for the Corporation in 2003, additional cash bonus payments to certain of the Named Executive Officers are made annually to reflect such officers having accepted employment with the Corporation pre-2003 on the basis of a long-term incentive plan which would allow the individual to realize the value of the distributions paid on Units during the period that such options were held by the individual. Since that component of the long-term incentive plan was eliminated in 2002 and no equivalent program was established as part of the compensation plan in 2003, the Board elected to provide an annual bonus payment for each of the three years following the grant of options to the individual based on the individual's contributions to the Corporation during the year. This cash award is based on the amount of distributions which would have been realized by the individual had the options held by such individual been entitled to receive the distributions per Unit made during the year. The maximum amount payable for these bonuses is the amount that would have been received if the individual held the options as Units and had actually received the distributions in the year. Once such three-year term is completed, no further bonus awards of that nature will be granted. With the approval and adoption of a new unit option incentive plan in mid-2005, no such distribution payments are made in relation to options granted after June 1, 2005. 2007 was the last year in which any such bonus awards will be made. Again, these amounts have been included in the compensation table on pages 33 and 34 as part of the bonus amounts.

Long-Term Incentives

In 2006, the CGC and the Board, having considered market best practices and advice from Towers Perrin, implemented a long-term incentives program for its senior officer group which consisted of the granting of options and the issuance of Performance Awards under the Performance Unit Incentive plan. In 2007, this same practice continued for its senior officers with only options being granted as part of the long-term incentive program for the remainder of its employees. The Trust uses these long-term incentives to align the interests of employees with those of its Unitholders. Under such plans, certain employees, including the Named Executive Officers, are provided an annual grant based on the individual's performance and on market criteria as to the overall total compensation that such employee should receive, to achieve the 50th percentile of the compensation paid to

individuals at equivalent positions at comparable public issuers. The CGC assesses this information and determines the appropriate percentage of the individual officer's annual base salary to be awarded in the form of options and Performance Awards. In 2007, the long-term incentive plan for the senior officers was comprised half in value as option grants under the 2005 Option Plan and half in value as Performance Awards.

(a) Summary of 2002 Option Plan

The options granted prior to 2006 to Messrs. Coutu, Hagerman and Kubik and Ms. Curran were granted under the terms of the unit option and distribution equivalent plan (the "2002 Option Plan") that was approved by Unitholders in 2002. Under the terms of the 2002 Option Plan, (a) the aggregate number of Units reserved for issuance to any one person under the 2002 Option Plan, or any other Unit incentive plan of the Trust, shall not at any time exceed five per cent of the total number of Units then outstanding; (b) the number of Units reserved for issuance to insiders under the 2002 Option Plan will not exceed 10 per cent of the number of Units then outstanding; (c) the Trust and the Corporation, collectively, will not issue to insiders, within a one-year period, that number of Units exceeding 10 per cent of the number of Units then outstanding; and (d) the Trust and the Corporation, collectively, will not issue to any one insider and such insider's associates, within a one-year period, that number of Units exceeding five per cent of the number of Units then outstanding.

The 2002 Option Plan provides that: (a) the exercise price of the options shall not be at a discount to the market price which is defined as the weighted average trading price of the Units on the Toronto Stock Exchange on the five (5) trading days preceding the date of the grant and shall not be adjusted without approval by the Unitholders; (b) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant but, in any event, no option may be exercised more than ten (10) years after it is granted; (c) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2002 Option Plan shall be subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates; and (d) a holder of options may elect to surrender the vested options to the Trust in exchange for an amount equal to the excess of the fair market value of the options (based on the weighted average trading price of the Units on the exchange during the five (5) trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Units, whichever is greater) over the exercise price for each such option and such election shall be subject to acceptance or rejection by the Trust, through the Corporation; however, if the Trust does not accept the surrender, the notice of surrender shall be deemed to be withdrawn and the options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.

In the event of a "Change of Control" of the Trust (as defined in the 2002 Option Plan), all outstanding options that have been granted under the 2002 Option Plan will become vested and exercisable in full. In addition, the 2002 Option Plan provides that the exercise period and vesting period may be shortened upon certain events of retirement, disability, death, termination for cause and termination without cause, all as defined in the 2002 Option Plan. As of the date hereof all options issued under the 2002 Option Plan are fully vested.

Subsequent to June 1, 2005, no new options were issued under this 2002 Option Plan. As of March 10, 2008, there were 2,130,500 options under this 2002 Option Plan still outstanding, all of which are vested.

(b) Summary of 2005 Option Plan

All options issued after June 1, 2005 were issued pursuant to the 2005 Option Plan. The maximum number of Units issuable under the 2005 Option Plan is two per cent of the issued and outstanding Units. In addition, the 2005 Option Plan restricts the aggregate number of Units reserved for issuance to any one optionee under such plan, together with all other unit compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury, from exceeding five per cent of the issued and outstanding Units. In addition, no more than five per cent of the issued and outstanding Units may be reserved at any time for insiders under the combination of the 2005 Option Plan and all other share compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury. The 2005 Option Plan also provides that, in any one year period, there cannot be granted options to insiders in excess of five per cent of the number of issued and outstanding Units of the Trust at the time of grant. The Units in respect of which options are not exercised prior to their expiry or cancellation shall be available for subsequent options grants.

The 2005 Option Plan provides that: (a) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant (but, in any event, no option may be exercised more than ten (10) years after it is granted) unless terminated earlier upon the holder ceasing to be an eligible participant in accordance with the terms of the 2005 Option Plan; and (b) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2005 Option Plan are subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates. The 2005 Option Plan provides for the early termination of the exercise period upon circumstances as follows:

(i) if the optionee dies, then all outstanding unvested options immediately vest and the legal representative has the right to exercise the options at any time up to and including the earlier of the expiry date for those options and two years from the date of death;

(ii) if the optionee falls under long term disability, all outstanding unvested options immediately terminate other than those that would have vested within one year of the date the optionee was subject to the long term disability and then the optionee or their legal representative has up to and including the earlier of the expiry date for those options and one year from the date of disability;

(iii) if the optionee is terminated for cause, then all outstanding unvested options automatically terminate; and

(iv) if the optionee is terminated without cause or resigns then all outstanding unvested options terminate unless the Board provides for an extended vesting of the options in the case of a termination without cause or a retirement. In any event, the person has the ability to exercise their vested options at any time up to and including the earlier of the expiry date of the options and ninety days after the date of resignation or termination without cause.

The 2005 Option Plan also has an amendment provision which provides that, subject to regulatory approval, the Board may from time to time add to, delete from, alter or otherwise amend the provisions of the 2005 Option Plan or any options or rights and entitlements granted as it sees fit provided that:

(i) no amendment may change the manner of determining the exercise price or, without the consent of the optionee, materially and adversely impair, alter or amend any option or right previously granted to the optionee;

(ii) subject to the adjustment provisions relation to consolidation or stock splits, change an exercise price without the prior approval of a majority of Unitholders present in person or by proxy at a meeting of Unitholers called for that purpose; and

(iii) terminate the Plan in a manner which would derogate from the rights of the optionees prior to the date of termination.

The 2005 Option Plan is administered by the Board of Directors or, at the Board's discretion, by the CGC. Options may be granted and issued only as and if determined and recommended by the Board of Directors or the CGC, as the case may be. The Board of Directors and the CGC will have discretion to determine from time to time which officers, employees or consultants of the Corporation would be eligible to participate in the 2005 Option Plan, some of whose participation is subject to regulatory approvals. Non-executive directors are not entitled to participate in the 2005 Option Plan.

The 2005 Option Plan also provides that, in the event of a "Change of Control" of the Trust (as defined in the 2005 Option Plan), all outstanding options that have been granted under the 2005 Option Plan will become vested and exercisable in full. In addition, the 2005 Option Plan provides that the exercise period and vesting period may be shortened upon certain events such as disability, death, termination for cause and termination without cause, all as more clearly defined in the 2005 Option Plan. In addition, in certain circumstances, the Board has discretion to provide for accelerated vesting of options and in other circumstances there will be automatic acceleration of vesting.

The exercise price of options shall not be less than the "weighted average trading price" of the Units on the TSX for the trading day immediately prior to the date of grant. To the extent that distributions exceed a set threshold (the "**Distribution Threshold**") (which was $0.40 per Unit per year for options issued in 2005 and $0.80 per Unit per year in 2006), the exercise price for the options shall be reduced by the lesser of the amount of the distributions in the year and the decline, if any, in the trading price of the Units since the date of the option grant. Through this mechanism, the optionholder effectively is able to participate, subject to the Distribution Threshold, in distributions. Under the terms of the 2005 Option Plan, the Board of Directors may adjust this Distribution Threshold each year. The Distribution Threshold was set at $1.20 per Unit per year for options issued in 2007 and for options issued in 2008, the Distribution Threshold was set at $3.00 per Unit per year. The 2005 Option Plan provides that any repricing of the option, other than the decrease described above for distributions, requires the prior approval of Unitholders.

If the outstanding Units are increased, decreased, changed into or exchanged for a different number or kind of Units or securities of Canadian Oil Sands through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of unit options and the exercise price per unit, as regards previously granted and unexercised options. No options granted pursuant to the 2005 Option Plan may be assigned or transferred by an optionee. At the Meeting, Unitholders are being asked to approve unallocated entitlements under the 2005 Option Plan and to consider a specific amendment to the 2005 Option Plan. See "Matters Coming Before the Meeting – Special Matters." As of March 1, 2008, there were 692,332 options outstanding under the 2005 Option Plan.

(c) Performance Unit Incentive Plan

In the fall of 2005, Canadian Oil Sands adopted a performance unit incentive plan (the "Unit Incentive Plan") of the Trust which authorizes the Corporation to grant awards of performance Units ("Performance Awards") to officers, other select employees and consultants ("Service Providers") of the Trust and its affiliates. At the current time, no Units are to be issued from treasury pursuant to the Unit Incentive Plan; instead, they are to be purchased in the secondary market. Performance Awards are earned on the third anniversary of the date of grant and, upon earning, entitle the holder to receive an amount either in the form of Units or in cash equal to the aggregate current market value (based on the weighted trading average of the Units on the TSX on the five (5) trading days immediately preceding the date of the Units being earned) of the number of Units subject to the Performance Award. The number of Units under the Performance Award is dependent on the Total Unitholder Return (as defined in the Unit Incentive Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies and indices. The Board determines the composition of such peer comparison group from time to time. For 2007, the Board used relevant indices and other oil sands companies and energy and business trusts. The plan is designed to be market competitive. The Board has set the threshold target and maximum levels for the 2007 grants such that, if Canadian Oil Sands achieves a total unitholder return at the bottom of the quartile, the number of Units earned could be zero; if the percentile rank is equal to or greater than 75 per cent, the Units awarded are double the target.

Recipients of the Performance Awards may direct the cash payout to a specified brokerage firm to purchase Units in the market on the recipients' behalf. The Corporation has agreed to pay all of the commissions and brokerage fees associated with such purchased Units. Also, the Board may elect in certain restricted circumstances to purchase Units, as agent for holders of Performance Awards, in the market, and then deliver to the holders of Performance Awards the number of Units to which the holders are entitled under their Performance Awards. While the Unit Incentive Plan also allows for issuances of Units from treasury, no such Units can be issued until Unitholder approval is attained. As of the date hereof, no such Units have been issued from treasury.

The Unit Incentive Plan provides for cumulative adjustments to the cash or number of Units to be paid pursuant to the Performance Awards on each date that distributions are paid by an amount equal to the change in the fair market value of the Units before and after payment of the distribution.

In the event of a "Change of Control" of the Trust (as defined in the Unit Incentive Plan), Performance Awards will be paid immediately upon the Change of Control being completed based on the performance achieved from the date of grant to the date of the Change of Control, adjusted for the abridgement period. The Unit Incentive Plan also provides for the payout and/or termination of Performance Awards in the event of the cessation of employment or death of a holder based on the performance achieved from the date of grant to the date of death or cessation of employment, adjusted for the abridged measurement period.

The cost of the Unit Incentive Plan is expensed in the Trust's financial statements on an annual basis based on the vesting period of the Performance Awards.

Pension /Savings Plan

There is no pension plan for any of the employees, including the Named Executive Officers. Instead the Corporation makes monthly cash payment to each employee in lieu of having any retirement program. This cash is fully vested in the employee upon payment to such employee's designated savings account. This amount for the NEO's is reflected under the heading "All Other Compensation" in the tables on pages 33 and 34.

Executive Ownership Guidelines

With a view to aligning Management's interests with those of Unitholders, Canadian Oil Sands requires its executives to hold the level of Units outlined below:

Executive Level	Ownership Requirement
President and Chief Executive Officer	3 times base salary
Chief Financial Officer	2 times base salary
Chief Operations Officer	1.5 times base salary
General Counsel and Corporate Secretary	1.5 times base salary
Treasurer	1.0 times base salary

Executives to whom this policy applies must reach the minimum required level of share ownership within five years of the latter of July 2004 and their date of hire, or promotion, as applicable. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Units owned (but not the value of any exercisable and vested stock options) is used. As of March 10, 2008, all of the executives satisfy their ownership requirements other than Messrs. Kubik, Roberts and Dawson, each of whom is within the five year time period during which each of them has to accumulate these holdings.

STATEMENT OF EXECUTIVE COMPENSATION

Current Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and the Corporation's directors and officers. The following table identifies each of the officers (the "**Officers**") of the Corporation as at the date hereof, their municipalities of residence, their current office, their principal occupations for the five year period preceding December 31, 2007, and the number of Units beneficially owned or over which control or direction is exercised by each such Officer as at March 1, 2008:

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2008
C.E. (CHUCK) SHULTZ Calgary, Alberta	Chairman of the Board	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	115,751
MARCEL R. COUTU Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	204,251
RYAN M. KUBIK Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Corporation since April, 2007; prior thereto, Treasurer of the Corporation from September, 2002 to April, 2007 with a dual role as Controller from July, 2005 to July, 2006	13,773
ALLEN R. HAGERMAN, FCA Calgary, Alberta	Executive Vice President	Executive Vice President since April, 2007; prior thereto, Chief Financial Officer of the Corporation from June, 2003 to April, 2007; prior thereto, Vice President and Chief Financial Officer of Fording Canadian Coal Trust from March , 2003 to May, 2003; and Vice President and Chief Financial Officer of Fording Inc. from June, 2001 to March, 2003	68,228
TREVOR R. ROBERTS Calgary, Alberta	Chief Operations Officer	Chief Operations Officer of the Corporation since September, 2005; prior thereto, Vice President, Operations of Suncor Inc. from 1997 to May, 2005	1,000
TRUDY M. CURRAN Calgary, Alberta	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Corporation	16,507
ROBERT P. DAWSON Calgary, Alberta	Treasurer	Treasurer of the Corporation since May, 2007; prior thereto, Director, Financial Governance and External Reporting, Suncor Energy Inc. from March, 2004 to April, 2007; prior thereto, Finance Director, Corporate, Global Crossing Ltd.	0
LAUREEN C. DUBOIS Calgary, Alberta	Controller	Controller of the Corporation since January, 2004; prior thereto, Manager, Accounting of the Corporation from November, 2002 to January, 2004	2,447

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 1, 2008
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Directors, Investor Relations of the Corporation since April, 2006; prior thereto, Manager, Investor Relations of the Corporation from November, 2002 to April, 2006	6,259
SCOTT W. ARNOLD Calgary, Alberta	Assistant Treasurer	Assistant Treasurer of the Corporation since January, 2007; prior thereto, Senior Financial Analyst of the Corporation from July 2005 to January 2007 prior thereto Senior Manager, Financial Advisory, Deloitte & Touche LLP from 2002 to July 2005	475

Notes:

(1) Includes 43,834 Units over which Mr. Coutu exercises control or direction.

(2) Includes 50 Units over which Ms. DuBois exercises control or direction.

(3) Includes 299 Units over which Ms. Fisekci exercises control or direction.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid or payable in respect of each of the last three financial years, to the five senior officers of the Corporation (other than Mr. Shultz who is a non-executive Chairman) (the "**Named Executive Officers**" or "**NEOs**") during the financial year ended December 31, 2007:

		Annual Compensation			Long-Term Compensation					
					Awards			Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Securities Under Options / SARs Granted (#)(3)	Units Subject to Resale Restrictions	Performance Awards Granted (#)(3)(8)	LTIP Payouts ($)	All Other Compensation ($)(4)	Total Compensation (excluding LTIP Awards) $
MARCEL R. COUTU President and Chief Executive Officer	2007	675,000	1,520,294(1)	nil	84,515	nil	20,299	nil	175,500	2,370,794
	2006	575,000	1,396,974	nil	78,925	nil	17,950	nil	149,500	2,121,474
	2005	550,000	1,388,733	nil	258,000	nil	N/A	nil	143,000	2,081,733
RYAN M. KUBIK(6) Chief Financial Officer	2007	242,830	225,880(1)	nil	16,466	nil	3,988	nil	51,018	519,728
	2006	180,000	211,607	nil	9,885	nil	2,245	nil	37,800	429,407
	2005	167,000	195,260	nil	31,500	nil	N/A	nil	35,070	397,330
ALLEN R. HAGERMAN, FCA(5) Executive Vice President	2007	291,200	327,133(1)	nil	nil	nil	nil	nil	42,709	661,042
	2006	291,200	632,528	nil	26,645	nil	6,060	nil	64,064	987,792
	2005	280,000	469,397	nil	87,500	nil	N/A	nil	61,600	810,997

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation				All Other Compensation ($)[4]	Total Compensation (excluding LTIP Awards) $
					Awards			Payouts		
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[2]	Securities Under Options / SARs Granted (#)[3]	Units Subject to Resale Restrictions	Performance Awards Granted (#)[3][8]	LTIP Payouts ($)		
TREVOR R. ROBERTS[7] Chief Operations Officer	2007	250,000	277,500[1]	nil	16,695	nil	4,010	nil	25,000	552,500
	2006	234,000	156,780	nil	17,130	nil	3,895	nil	23,400	414,180
	2005	75,000	57,300	nil	15,000	nil	N/A	nil	7,500	139,800
TRUDY M. CURRAN General Counsel and Corporate Secretary	2007	265,000	386,750[1]	nil	17,696	nil	4,250	nil	58,300	710,050
	2006	252,000	407,874	nil	18,450	nil	4,195	nil	55,440	715,314
	2005	242,500	351,563	nil	61,000	nil	N/A	nil	53,460	647,523

Notes:

(1) Bonuses paid or accrued for payment in respect of the fiscal year ended December 31 for the year noted and includes the bonus for certain officers foregoing rights to distributions under the 2002 Option Plan. 2007 was the last year that such officers receive this bonus payment. The bonus amount also includes the special bonus paid in 2007 to Messrs. Coutu and Roberts and Ms. Curran in respect of their efforts regarding the negotiation and implementation of the management services arrangement between Syncrude Canada Ltd. and Imperial Oil Resources/ExxonMobil. See discussion under "Report on Executive Compensation - Annual Target Bonus" for further details.

(2) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10 per cent of the total annual salary and bonuses for any of the Named Executive Officers in the applicable fiscal year.

(3) Grants for periods prior to May 3, 2006 have been adjusted to reflect the 5:1 Unit Split that occurred on May 3, 2006. Starting in January 2006, senior officers were granted half of their LTIP in options and half in Performance Awards. See discussion under "Executive Compensation Strategy – Long-Term Incentives" above.

(4) The Corporation makes monthly contributions to RRSP and non-RRSP savings accounts for all employees administered by an independent service provider for each employee. Contributions are made by the Corporation to RRSP and non-RRSP savings accounts for employees in lieu of any retirement or pension program for employees. See "Report on Executive Compensation – Pension/Saving Plan" above.

(5) Mr. Hagerman was Chief Financial Officer from June 2003 until April 2007, when he moved to a part time role as Executive Vice President. Upon moving to this part time position, Mr. Hagerman's compensation structure changed to a base salary plus a discretionary bonus.

(6) Mr. Kubik held the position of Treasurer until April 2007 when he was promoted to Chief Financial Officer. His compensation for 2007 reflects eight months as Chief Financial Officer and four months as Treasurer.

(7) Mr. Roberts was appointed Chief Operations Officer in September 2005 and therefore the compensation for 2005 represents less than a full year.

(8) Performance Awards granted with three year determination as to vesting. See "Report on Executive Compensation – Long-Term Incentives - Performance Unit Incentive Plan" above.

In respect of 2007, the total compensation paid to the NEO (excluding values for LTIP grants) was $4.8 million, which represents less than one per cent of the $3.829 billion in total shareholder return earned by Unitholders in 2007.

Performance Awards Granted During the Most Recently Completed Financial Year

NEO Name	Target Value Performance Awards[1][2] Granted ($)	Date of Vesting and Payout (if any)	Estimated Future Payouts Under Performance Unit Incentive Plan		
			Minimum[1] (#)	Target[1] (#)	Maximum[1] (#)
Marcel R. Coutu	601,865	January 28, 2010	0	20,299	40,598
Ryan M. Kubik[3]	68,492	January 28, 2010	0	2,310	4,620
Ryan M. Kubik[3]	48,394	April 24, 2010	0	1,678	3,356
Allen R. Hagerman[3]	Nil	Nil	Nil	Nil	Nil
Trevor R. Roberts	118,897	January 28, 2010	0	4,010	8,020
Trudy M. Curran	126,013	January 28, 2010	0	4,250	8,500

Notes:

(1) Performance Awards were only issued to certain officers and carry the right to the cash value of a whole Unit plus distributions on those Units if the Trust makes certain performance criteria. The actual value on the vesting date can be zero or double the target amount shown. See "Report on Executive Compensation - Long-Term Incentives - Performance Unit Incentive Plan" for further details.

(2) Each Performance Award represents the value of a whole Unit together with distributions on that Unit from the date of award to the date of vesting. The actual value will fluctuate with the market price for Units and the actual distributions made to the date of vesting. On the January 28, 2007 grant date each Performance Award had an estimated value of $29.65/Performance Award and on the April 24, 2007 grant date, each Performance Award had an estimated value of $28.84/Performance Award.

(3) Mr. Hagerman did not receive any Performance Awards as he moved to a part-time position during the year. Mr. Kubik received two grants, one in January 2007 as part of his compensation as Treasurer and one in April 2007 upon assuming the role as Chief Financial Officer.

Option Grants During the Most Recently Completed Financial Year

NEO Name	Units, Under[1] Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base [2][3] Price ($/Unit)	Market Value of[2] Securities Underlying Options on the Date of Grant ($/Unit)	Expiration Date
Marcel R. Coutu	84,515	40%	30.19	2,551,508	January 28, 2014
Ryan M. Kubik[4]	9,616	5%	30.19	290,307	January 28, 2014
Ryan M. Kubik[4]	6,850	3%	29.07	199,130	April 24, 2014
Allen R. Hagerman	Nil	0%	Nil	N/A	N/A
Trevor R. Roberts	16,695	8%	30.19	504,022	January 28, 2014
Trudy M. Curran	17,696	8%	30.19	534,242	January 28, 2014

Notes:

(1) The options were issued by the Trust, entitle the holder thereof to purchase Units on payment of the specific exercise price per Unit, and vest as to one-third on each of the first, second and third anniversary dates from the date of grant.

(2) The exercise price was based on the weighted average trading price for Units for the trading day immediately prior to the date of grant.

(3) Pursuant to the terms of the 2005 Option Plan approved by Unitholders on April 28, 2005, the exercise price of options granted under this plan is effectively reduced by the amount of distributions paid by the Trust in excess of a set threshold. In 2007, the amount of distributions paid to the Unitholders exceeded the threshold of $1.20/per Unit per year and accordingly in respect of most of the options granted in 2007, the exercise price of the options granted has decreased by $0.45 as at March 10, 2008.

(4) Mr. Hagerman did not receive any options as he moved to a part-time position during the year. Mr. Kubik received two grants, one in January 2007 as part of his compensation as Treasurer and one in April 2007 upon assuming the role as Chief Financial Officer.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2007(#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at December 31, 2007($) Exercisable/Unexercisable[1]
Marcel R. Coutu	Nil	N/A	1,495,808/223,132	44,010,907/3,277,231
Allen R. Hagerman	163,000[2]	4,136,516	231,214/46,931	6,392,947/866,507
Ryan M. Kubik	Nil	N/A	182,795/33,556	5,436,125/461,723
Trevor R. Roberts	Nil	N/A	15,710/33,115	190,531/317,504
Trudy M. Curran	167,000[2]	4,079,089	46,817/50,329	1,034,262/754,051

Notes:

(1) The market value of the Units on the TSX on December 31, 2007, the last trading day in 2007, was $38.71 per Unit. Rounded to nearest dollar.

(2) Reflects 5:1 Unit split on May 3, 2006.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2007 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2007 (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2007 (c)
Equity compensation plans approved by securityholders[1]	2,560,282	$12.85	8,573,718
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**2,560,282**	**$12.85**	**8,573,718**

Note:

(1) As at December 31, 2007, there were 2,134,000 options issued under the 2002 Option Plan and 426,282 options issued under the 2005 Option Plan. All future option grants are to be under the 2005 Option Plan. For a description of the 2005 Option Plan, see "Report on Executive Compensation – Long Term Incentives – Summary of 2005 Option Plan."

Employment Agreements

The Corporation has entered into employment agreements with Mr. Coutu (the President and Chief Executive Officer), Mr. Kubik (the Chief Financial Officer), Mr. Roberts (the Chief Operations Officer), Ms. Curran (the General Counsel and Corporate Secretary) and Mr. Hagerman (the Executive Vice President) (collectively, the "**Designated Officers**"). Under the employment agreement of each Designated Officer (other than the President and Chief Executive Officer), if a "change of control" occurs *and* there is a "constructive dismissal" within 365 days of the change of control, the Designated Officer shall have the right to terminate his or her employment with the Corporation at any time within 180 days of the constructive dismissal by giving 30 days' written notice. In such case, the Designated Officer shall be entitled to a severance payment and outplacement services. If the Corporation terminates the employment agreement at any time within 365 days following a change of control otherwise than for cause, it will become obligated to pay a cash amount equal to two times the Designated Officer's annual base salary, annual target bonus and value of benefits and perquisites and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

In the employment agreement with the President and Chief Executive Officer, in the event of a "change of control" *or* "constructive dismissal", Mr. Coutu shall have the right to terminate his employment with the Corporation at any time within 180 days thereafter upon 30 days' prior written notice, in which case he shall be entitled to the same severance payment and outplacement services as would be payable by the Corporation in the event that it terminated Mr. Coutu's employment without cause. In the case of Mr. Coutu, if the Corporation terminates his employment agreement at any time otherwise than for cause, the Corporation will become obligated to pay to Mr. Coutu a cash amount equal to 2.5 times the aggregate of his annual base salary, annual target bonus, the value of his health and dental benefits and savings contributions, and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

A trigger of the "change of control" provisions under the employment agreements for each of the Designated Officers also triggers an immediate vesting of all issued and outstanding options held by the particular Designated Officer as well as a vesting of the performance awards based on a truncated vesting period.

Each of the employment agreements generally define a "change of control" to include: (a) the sale to a person not affiliated with the Trust or the Corporation, or their subsidiaries, of assets having a value greater than 50 per cent of the fair market value of the consolidated assets of such parties prior to such sale; and (b) any change in the holding of Units or securities of the Corporation by a person not affiliated with the Trust or the Corporation as a result of which such person, jointly or in concert with others, is in a position to exercise effective control of the Trust or the Corporation. A person or group of persons holding more than 30 per cent of the outstanding Units, or units of other securities which would entitle such person(s) to cast at least 30 per cent of the votes attaching to all units of the Trust that may be cast for the election of directors of the Corporation are deemed to be in a position to exercise effective control of the Trust or the Corporation (unless such person(s) holds such Units or other securities in the ordinary course of business as an investment manager and is not using such holding to exercise effective control). The employment agreements also define "constructive dismissal" to include: a material decrease in the title, position, responsibilities, powers or reporting relationships of the executive; a reduction in the annual base compensation salary; a requirement to relocate to another city; or any material reduction in the value of the employment benefits (other than the annual target bonus).

Each Designated Officers' remuneration under their respective employment agreements consists of an annual base salary plus an annual bonus, long-term incentives, health and dental benefits and savings plan contributions. In addition, the Designated Officers receive certain perquisites and other benefits (such as club memberships), which have an annual aggregate value of less than ten per cent of their respective annual salary.

Submitted by the Corporate Governance and Compensation Committee:

E. Susan Evans (Chair)
Ian A. Bourne
Donald J. Lowry
Donald F. Mazankowski
Brant G. Sangster

PERFORMANCE GRAPH

The Units are listed and posted for trading on the TSX under the trading symbol "COS.UN". The following line graph and table assume a $100 investment on December 31, 2002, and compare the change in the cumulative total return on the Units over the five-year period ending December 31, 2007 with the cumulative total return of each of the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index (assuming, in each case, reinvestment of all dividends and distributions) over the same period:



CANADIAN OIL SANDS TOTAL RETURN INDEX
(December 31, 2002 to December 31, 2007)
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec 31, 2002
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006
Dec 31, 2007
Canadian Oil Sands Trust
S&P TSX Energy Trust Index
S&P/TSX Composite

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007
Canadian Oil Sands Trust	100	126.7	195.2	373.5	500.1	624.8
S&P/TSX Energy Trust	100	145.8	189.1	282.2	271.6	280.2
S&P/TSX Composite	100	126.7	145.1	180.3	211.4	232.2

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular to the knowledge of the directors and officers of the Corporation, no "informed person" (as defined in National Instrument 51-102), nor any person nominated for election as a director of

the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction of the Trust since January 1, 2007 or in any proposed transaction which has materially affected or would materially affect the Trust or its subsidiaries.

Computershare Trust Company of Canada acts as both Trustee and the registrar and transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

MANAGEMENT CONTRACTS

Management Agreement

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter and (b) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement.

INQUIRIES/ADDITIONAL INFORMATION

Inquiries may be directed to the proxy solicitation and information agent, Valiant Trust Company, as follows:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Telephone: (403) 233-2801
Fax: (403) 233-2857
E-mail: inquiries@valianttrust.com
Toll-Free: 1-866-313-1872

Additional information relating to the Trust is available through the internet via SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com. Copies of the Trust's financial statements and management's discussion and analysis may be obtained by contacting the Trustee, Computershare, at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598 or the Corporation's Director, Investor Relations by mail, email or phone at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9; email – investor_relations@cos-trust.com; phone (403) 218-6220; facsimile (403) 218-6201. Financial information regarding the Trust is provided in the Trust's comparative consolidated financial statements and MD&A for the year ended December 31, 2007, which may be found at www.cos-trust.com or at www.sedar.com.

APPENDIX A

Canadian Oil Sands Trust

Amendments to the Fifth Amended and Restated Trust Indenture

The Fifth Amended and Restated Trust Indenture is hereby amended as follows:

1. Section 7.2 is amended as follows:

   "(gg.1) to purchase Trust Units on behalf of the Trust in accordance with Article 18;"

2. Section 8.2 is amended as follows:

   (a) Renumber Paragraphs (f) and (g) as (g) and (h) respectively; and

   (b) Add Paragraph (f) as follows:

      "(f) initiating, coordinating and effecting the purchase of Trust Units as described in Article 18;"

3. Article 18 is renumbered as Article 19.

4. Article 18 is added as follows:

"ARTICLE 18 <u>PURCHASE OF TRUST UNITS</u>

18.1 <u>Purchase of Trust Units by the Trust</u>

Subject to Section 18.3 and any necessary regulatory approvals and/or requirements, the Trust may, at any time and from time to time, purchase Trust Units in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) at market price or by tender, provided in each case that the Trustee or Manager determines that such purchases are in the best interests of the Trust. All Trust Units so purchased shall be delivered to the Trustee or may, at the option of the Trust, be delivered to the Manager.

If, upon an invitation for tenders, more Trust Units are tendered at the same lowest price than the Trust is prepared to accept, the Trust Units to be purchased by the Trust shall be selected by the Trustee on a *pro rata* basis from the Trust Units tendered by each tendering Unitholder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Trust Units may be so selected, and regulations so made shall be valid and binding upon all Unitholders; however, pursuant to Section 3.7(a), no such regulations may permit the issuance of fractional Trust Units.

18.2 <u>Cash Payments</u>

Any and all amounts payable pursuant to this Article 18 shall be paid in cash.

18.3 <u>No Purchase of Trust Units in Certain Circumstances</u>

Notwithstanding Section 18.1, no Trust Units may be purchased pursuant to this Article 18 by or on behalf of the Trust if the purchase of such Trust Units, or the conduct of the Trust in association therewith, would:

(a) cause the Trust to fail to qualify as a "mutual fund trust" under the Income Tax Act;

(b) not be considered a normal course issuer bid under the rules of any applicable stock exchange;

(c) cause a tender process under this Article 18 to not be available to all Unitholders;

(d) contravene applicable securities laws or regulations; or,

(e) contravene the rules of an exchange on which the Trust Units are listed.

18.4 <u>Cancellation of Certificates for all Purchased Trust Units</u>

All certificates representing Trust Units purchased under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

18.5 <u>Withholdings by the Trustee</u>

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 18 all amounts required by law to be so withheld, if any."

APPENDIX B

Canadian Oil Sands Trust

Amendments to the 2005 Option Plan

The Unit Option Incentive Plan is hereby amended as follows:

Section 6 is amended to add the following paragraph (e) after paragraph (d):

> "(e) by reason of termination pursuant to the retirement of a Participant in accordance with Canadian Oil Sands retirement policy in place from time to time, then all outstanding Options granted to such Participant shall be deemed to vest sooner or immediately and be exercisable and such Participant (or legal representatives thereof in the case of death or long-term disability of the Participant) shall have the right to exercise part or all of the Options granted to the Participant at any time up to and including (but not after) the Expiry Date of the Options."

Canadian Oil Sands

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGER OF CANADIAN OIL SANDS TRUST AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON MONDAY, APRIL 28, 2008

The undersigned holder of trust units ("Units") of Canadian Oil Sands Trust (the "Trust") hereby appoints C.E. (Chuck) Shultz, Chairman of the Board of Canadian Oil Sands Limited ("COSL"), or Marcel R. Coutu, President and Chief Executive Officer of COSL, or instead of either of them, ______________________________, as the nominee of the undersigned, to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the Unitholders of the Trust to be held on Monday, April 28, 2008 at 2:30 p.m. (Calgary time) in the Grand Lecture Theatre, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, and at every poll which may be taken in consequence thereof, and to vote the Units registered in the name of the undersigned, with the same powers that the undersigned would have if the undersigned was personally present at the Meeting or such adjournment thereof. Without limiting the generality of the authorization and power hereby given, the undersigned hereby revokes any proxy previously given and directs the nominee appointed hereunder to vote the Units as follows, and the trustee of the Trust (the "Trustee") shall, where applicable, in turn vote the common shares of COSL in accordance with the decision of the Unitholders:

1. Directing the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

2. Appointing PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

3. Directing the Trustee to vote the common shares of COSL so as to elect the following as a director of COSL:

C.E. (Chuck) Shultz	[ ] FOR or [ ] WITHHOLD
Ian A. Bourne	[ ] FOR or [ ] WITHHOLD
Marcel R. Coutu	[ ] FOR or [ ] WITHHOLD
Donald J. Lowry	[ ] FOR or [ ] WITHHOLD
Donald F. Mazankowski	[ ] FOR or [ ] WITHHOLD
Wayne M. Newhouse	[ ] FOR or [ ] WITHHOLD
Brant G. Sangster	[ ] FOR or [ ] WITHHOLD
Wesley R. Twiss	[ ] FOR or [ ] WITHHOLD
John B. Zaozirny	[ ] FOR or [ ] WITHHOLD

   as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2008, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;

4. Approving the special resolution regarding the approval and authorizing amendment to the Trust Indenture, as described and set forth in the Management Proxy Circular of the Trust dated March 10, 2008; [ ] FOR [ ] AGAINST

5. Approving the ordinary resolution regarding the approval of all unallocated entitlements under the Unit Option Incentive Plan, as described and set forth in the Management Information Circular of the Trust dated March 10, 2008; [ ] FOR [ ] AGAINST

6. Approving the ordinary resolution regarding the amendment to the Unit Option Incentive Plan, as described and set forth in the Management Information Circular of the Trust dated March 10, 2008; and [ ] FOR [ ] AGAINST

7. On any other business that may properly come before the Meeting or any adjournment or adjournments thereof, in such manner as the proxyholder may determine in his or her discretion.

This form of proxy confers on the nominees named herein discretionary authority with respect to amendments or variations of those matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting") dated March 10, 2008 or any other matters that may properly come before the Meeting or any adjournments thereof. This proxy also authorizes the Trustee to replace any nominee identified above for election as a director of COSL if such nominee is unable or not willing to serve as a director. As at March 10, 2008, neither the Trustee nor COSL knows of any such amendments, other matters or anticipated replacements.

The Units represented by this proxy will be voted on the matters listed above and identified in the Notice of Meeting in such manner as the Unitholder giving this proxy may have specified by marking an "X" in the spaces provided above for that purpose. If no choice is specified hereon as to the manner in which the Units represented by this proxy are to be voted with respect to any matter listed above and identified in the Notice of Meeting, then all such Units will be voted "FOR" each such matter.

A Unitholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Unitholder) to attend and act for and on behalf of such Unitholder at the Meeting other than the persons designated as nominees in this form of proxy. To exercise this right, the Unitholder should insert in the name of such person in the blank space provided above.

This proxy is solicited on behalf of the Trustee by the management of COSL pursuant to the terms of the Management Agreement dated July 5, 2001 between the Trust and COSL, as amended.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof. Proxies may be revoked at any time prior to their use.

DATED this _____ day of __________________, 2008.

____
Name of Unitholder (please print)

____
Signature of Unitholder (or duly authorized person)

NOTES:

1. This proxy must be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof indicating the capacity under which such officer or attorney is signing.

2. Proxies not dated in the space provided will be deemed to bear the date on which the accompanying Management Proxy Circular was mailed to Unitholders.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Units are held jointly, any one of the joint owners may sign.

4. If Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must sign below the Unitholder signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.

Execution Copy

SUPPLEMENTAL INDENTURE

Dated as of December 20, 2002

among

CANADIAN OIL SANDS LIMITED
Issuer

CANADIAN OIL SANDS TRUST
Guarantor

ATHABASCA OIL SANDS INVESTMENTS INC.
Guarantor

CANADIAN OIL SANDS INVESTMENTS INC.
Guarantor

and

THE BANK OF NEW YORK
Trustee

7.9% Senior Notes Due 2021

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of December 20, 2002, among CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (the "Corporation"), CANADIAN OIL SANDS TRUST, a trust duly organized and existing under the laws of the Province of Alberta (the "Trust"), CANADIAN OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the laws of the Province of Alberta ("COSII"), ATHABASCA OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the laws of the Province of Alberta ("AOSII" and, together with the Trust and COSII, the "Guarantors"), and The Bank of New York, as trustee under the Indenture referred to below (the "Trustee").

WITNESSETH:

WHEREAS, the Corporation, the Guarantors and the Trustee are parties to that certain Indenture, dated as of August 24, 2001 (the "Original Indenture" and, together with the Supplemental Indenture, the "Indenture"), pursuant to which the Corporation duly issued its 7.9% Senior Notes Due 2021 (the "Securities") in the aggregate principal amount of $250 million;

WHEREAS, Section 9.2 of the Original Indenture provides that the Corporation and the Guarantors, when authorized by Board Resolutions, and the Trustee may enter into supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Original Indenture with the written consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities;

WHEREAS, the Corporation issued a Consent Solicitation Statement dated as of December 6, 2002 to, among other things, solicit consents from the Holders to certain amendments to the Original Indenture;

WHEREAS, the Corporation, the Guarantors and the Trustee desire and have agreed to execute and deliver this Supplemental Indenture as herein provided and all conditions and requirements necessary to make this Supplemental Indenture a valid, binding and legal instrument in accordance with its terms have been performed and fulfilled and the execution and delivery hereof have been in all respects duly authorized by all necessary parties.

NOW, THEREFORE, for and in consideration of the premises contained herein, it is mutually covenanted and agreed for the benefit of all Holders of the Securities as follows:

SECTION 1. Capitalized terms used herein without definition shall have the meanings assigned to them in the Original Indenture.

SECTION 2. Article 1 of the Indenture is hereby amended as follows:

(a) Section 1.1. The definition of *"Consolidated Debt"* is hereby added and reads in its entirety as follows:

" '*Consolidated Debt*' means long-term debt (including the current portion thereof) included on the consolidated balance sheet of the Corporation, plus, without duplication,

(i) all Capital Lease Obligations of the Corporation or any of its subsidiaries (including any Sale and Leaseback Transaction to the extent it constitutes a Capital Lease Obligation); and

(ii) all guarantees by the Corporation or any of its subsidiaries of long-term debt (including the current portion thereof) or Capital Lease Obligations (including any Sale and Leaseback Transaction to the extent it constitutes a Capital Lease Obligation);

provided that Subordinated Debt will not constitute Consolidated Debt;"

(b) Section 1.1. The definition of *"Coupon Payment Period"* is hereby added and reads in its entirety as follows:

" '*Coupon Payment Period*' means each six month period commencing on an Interest Payment Date and ending on the day prior to the following Interest Payment Date;"

(c) Section 1.1. The definition of *"Funded Debt"* is hereby deleted in its entirety and such definition shall be of no further force and effect.

(d) Section 1.1. The definition of *"GAAP"* is hereby amended to read in its entirety as follows:

" '*GAAP*' means Canadian generally accepted accounting principles which are in effect from time to time, except that, until December 31, 2007, GAAP means Canadian generally accepted accounting principles as in effect on August 24, 2001, the date of the Indenture, for the purposes of calculating the ratio of Consolidated Debt to Total Capitalization pursuant to Section 10.7;"

(e) Section 1.1. The definition of *"Investment Grade"* is hereby added and reads in its entirety as follows:

" '*Investment Grade*' means a rating of the Corporation's ability to honor long-term unsecured debt by either S&P or Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e., currently BBB- (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's);

provided in each case such ratings are publicly available; *provided, further* that in the event Moody's or S&P is no longer in existence for purposes of determining whether the Corporation's long-term unsecured debt is rated "Investment Grade," such organization shall be replaced by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act of 1934, as amended) designated by the Corporation (if such an organization shall then be in existence), notice of which shall be given to the Trustee;"

(f) Section 1.1. The definition of "*Moody's*" is hereby added and reads in its entirety as follows:

" '*Moody's*' means Moody's Investors Service, Inc. and its successors;"

(g) Section 1.1. The definition of "*S&P*" is hereby added and reads in its entirety as follows:

" '*S&P*' means Standard & Poor's Ratings Services and its successors;"

(h) Section 1.1. The definition for "*Total Capitalization*" is hereby amended to read in its entirety as follows:

" '*Total Capitalization*' means the aggregate of:

(i) Consolidated Debt of the Corporation; and

(ii) the consolidated Unitholders' equity of the Trust determined in accordance with GAAP and by reference to the consolidated financial statements of the Trust and as if the sole investment of the Trust is its investment in the Corporation and the Trust Royalty;"

SECTION 3. Article 2 of the Indenture is hereby amended as follows:

(a) Section 2.3. The provision contained therein is hereby amended to read in its entirety as follows:

"..................................

Canadian Oil Sands Limited

7.9% Senior Note due 2021

....

No. __________

US$•

CUSIP No. __________

CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (herein called the "Corporation", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to .... or registered assigns, the principal sum of • (US$•) *[if the Security is a Global Security insert --(which principal amount may from time to time be increased or decreased to another principal amount by adjustments made on the records of the Trustee)]* on September 1, 2021 and to pay interest thereon from August 24, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 1 and September 1 in each year, commencing March 1, 2002, at the rate of 7.9% per annum, subject to adjustment as provided in Section 10.16 of the Indenture (which is described in the paragraph immediately below), both before and after default, with interest upon overdue interest at the same rate (to the extent legally permitted) until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

If, at any time during any Coupon Payment Period, the Corporation's long-term unsecured debt is rated: (i) below Investment Grade by either Moody's or S&P, then this Security will bear interest at a rate of 9.4% for the entire Coupon Payment Period (subject to (ii) as follows); and (ii) below Investment Grade by both Moody's and

S&P, then this Security will bear interest at a rate of 9.9% for the entire Coupon Payment Period. If there is any change in the interest rate borne by this Security, the Corporation shall promptly provide the Trustee with notice of such change by publicly issuing a press release or by otherwise giving written notice to the Trustee.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Corporation or of any Guarantor maintained for that purpose in the Borough of Manhattan in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however*, that at the option of the Corporation or any Guarantor payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

CANADIAN OIL SANDS LIMITED

By ______________________________
Name:
Title:
By ______________________________
Name:
Title:"

SECTION 4. Article 3 of the Indenture is hereby amended as follows:

(a) Section 3.1. The second paragraph of the provision contained therein is hereby amended to read in its entirety as follows:

"The Securities shall be known and designated as the "7.9% Senior Notes due 2021" of the Corporation. The Stated Maturity of the Securities shall be September 1, 2021 and they shall bear interest at the rate of 7.9% per annum, subject to adjustment as provided in Section 10.16, from August 24, 2001, or the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on March 1, 2002 and semi-annually thereafter on September 1 and March 1 in each year and at

said Stated Maturity, until the principal thereof is paid or duly provided for."

SECTION 5. Article 10 of the Indenture is hereby amended as follows:

(a) Section 10.7. The provision contained therein is hereby amended to read in its entirety as follows:

"The Corporation shall ensure that as at the end of each Fiscal Quarter of the Corporation, Consolidated Debt as at such date is not greater than 55% of Total Capitalization as at such date."

(b) Section 10.16. Article 10 is hereby amended by inserting the following as Section 10.16 to read in its entirety as follows:

"10.16 Maintenance of Investment Grade Rating.

If, at any time during any Coupon Payment Period, the Corporation's long-term unsecured debt is rated:

(i) below Investment Grade by either Moody's or S&P, then the Securities will bear interest at a rate of 9.4% for the entire Coupon Payment Period (subject to (ii) as follows); and

(ii) below Investment Grade by both Moody's and S&P, then the Securities will bear interest at a rate of 9.9% for the entire Coupon Payment Period.

If there is any change in the interest rate borne by the Securities, the Corporation shall promptly provide the Trustee with notice of such change by publicly issuing a press release or by otherwise giving written notice to the Trustee."

SECTION 6. Article 12 of the Indenture is hereby amended as follows:

(a) Section 12.3(a). The provision contained therein is hereby amended to read in its entirety as follows:

"The Corporation or a Guarantor shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.9 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purposes of making payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of the Securities, money or U.S. Government Obligations, or a combination thereof, in an amount which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment, money in an amount, in each case sufficient, in

the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest (calculated at the rate applicable on the date of deposit) on the Securities on the Stated Maturities in accordance with the terms of this Indenture and the Securities."

SECTION 7. Exhibit C to the Indenture is hereby amended as follows:

(a) Section 4. The section is hereby amended to read in its entirety as follows:

"As at the end of the Fiscal [Quarter/Year] of the Corporation ending ______________, Consolidated Debt was Cdn.$__________________, Total Capitalization was Cdn.$______________________________ and Consolidated Debt as a percentage of Total Capitalization, which is not to exceed 55%, was [____]."

SECTION 8. The Corporation agrees that the Trustee is permitted (i) to place a notation about this Supplemental Indenture on the Securities in accordance with the provisions of Section 9.6 of the Indenture and (ii) to modify new Securities to conform to this Supplemental Indenture, which shall be authenticated and delivered by the Trustee in exchange for Outstanding Securities.

SECTION 9. The Trustee accepts this Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby supplemented, but only upon the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby supplemented.

SECTION 10. The Indenture, supplemented as hereinabove set forth, is in all respects ratified and confirmed, and the terms and conditions thereof, supplemented as hereinabove set forth, shall be and remain in full force and effect.

SECTION 11. The recitals contained in this Supplemental Indenture shall be taken as the statements made solely by the Corporation and the Guarantors, and the Trustee shall have no liability or responsibility for their correctness and, without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to (i) the validity or sufficiency of this Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Corporation and the Guarantors by corporate action or otherwise, (iii) the due execution hereof by the Corporation and the Guarantors or (iv) the consequences (direct or indirect and whether deliberate or inadvertent) of any amendment

herein provided for, and the Trustee makes no representation with respect to any such matters.

SECTION 12. Upon the execution and delivery hereof by the Corporation, the Guarantors and the Trustee, the Indenture shall become effective and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.

SECTION 13. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

SECTION 14. This Supplemental Indenture may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

CANADIAN OIL SANDS LIMITED

By:

By: /s/

CANADIAN OIL SANDS TRUST, by its Managers,
CANADIAN OIL SANDS INVESTMENTS INC. and ATHABASCA OIL SANDS INVESTMENTS INC.

By: Canadian Oil Sands Investments Inc., as Manager

By: /s/

By: Athabasca Oil Sands Investments Inc., as Manager

By: /s/

CANADIAN OIL SANDS INVESTMENTS INC.

By: /s/

By:

ATHABASCA OIL SANDS INVESTMENTS INC.

By: /s/

By:

THE BANK OF NEW YORK,
as Trustee

By: /s/

Exemption under Rule 12g3-2(b)

4.80%

CANADIAN OIL SANDS LIMITED

Issuer

CANADIAN OIL SANDS TRUST

Guarantor

THE BANK OF NEW YORK

To

Trustee

INDENTURE

Dated as of August 9, 2004

TABLE OF CONTENTS

Page

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

ARTICLE 2
FORM OF SECURITIES AND GUARANTEE

ARTICLE 3
THE SECURITIES

Page

ARTICLE 7
HOLDERS' LISTS AND REPORTS BY TRUSTEE, CORPORATION AND THE GUARANTOR

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

ARTICLE 9
SUPPLEMENTAL INDENTURES

ARTICLE 10
COVENANTS

ARTICLE 11
REDEMPTION OF SECURITIES

INDENTURE, dated as of August 9, 2004, among CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (herein called the "**Corporation**"), having its principal office at 2500, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9, CANADIAN OIL SANDS TRUST, a trust duly organized and existing under the laws of the Province of Alberta (herein called the "**Guarantor**"), having its principal office at 2500, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9 and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (herein called the "**Trustee**"), having its Corporate Trust Office at 101 Barclay Street, New York, New York 10286. Capitalized terms are used as defined in Section 1.1.

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance of 4.8% Senior Notes due 2009 initially issued in an aggregate principal amount of $250,000,000 (the "**Securities**"). All things necessary to make this Indenture a valid and legally binding agreement of the Corporation, in accordance with its terms, have been done.

RECITALS OF THE GUARANTOR

The Guarantor has duly authorized the execution and delivery of this Indenture to provide for the issuance of the Guarantee provided herein and the endorsement of the Guarantee on the Securities. All things necessary to make this Indenture a valid and legally binding agreement of the Guarantor, in accordance with its terms, have been done.

NOW, THEREFORE:

For and in consideration of the promises and the purchase of the Securities by the Holders, each party covenants and agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of Securities:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1 Definitions.

For all purposes of this Indenture, except as otherwise expressly provided herein or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with Canadian GAAP; *provided, however*, that for the avoidance of any possible doubt, any act or condition in accordance herewith and

permitted hereunder when taken, created or occurring shall not become a violation of any provision of this Indenture as a result of a subsequent change in Canadian GAAP;

(c) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(e) the words "include", "including" and "included" as used herein shall be deemed in each case to be followed by the phrase "limitation"; and

(f) all dollar amounts are expressed in United States dollars;

"**Act**", when used with respect to any Holder, has the meaning specified in Section 1.4;

"**Additional Amounts**" has the meaning specified in Section 10.10;

"**Additional Securities**" means up to an unlimited additional aggregate principal amount of Securities that may be issued under a supplemental indenture after the date that the Securities are first issued by the Corporation and authenticated by the Trustee under this Indenture, which shall rank *pari passu* with the Securities initially issued in all respects;

"**Affiliate**" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing;

"**Agent Member**" means any members of, or participants in, the Depositary;

"**Applicable Procedures**" means applicable procedures of the Depositary, Euroclear or Clearstream Banking, Luxembourg, as the case may be;

"**Authenticating Agent**" means any Person authorized by the Trustee pursuant to Section 6.13 to act on behalf of the Trustee to authenticate the Securities;

"**Base Currency**" has the meaning specified in Section 1.14(a)(i);

"**Board of Directors**" means the board of directors of the Corporation or any duly authorized committee thereof;

"**Board Resolution**" means a copy of a resolution certified by any one of the Chairman, Chief Executive Officer, Chief Financial Officer, Comptroller, Corporate Secretary or

Assistant Corporate Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee;

"**Business Day**", (i) when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close and (ii) when used in any other context, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close;

"**Canadian GAAP**" means generally accepted accounting principles in Canada which are in effect from time to time;

"**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with Canadian GAAP;

"**Capital Stock**" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person;

"**Clearstream, Luxembourg**" has the meaning set forth in Section 2.1;

"**Commission**" means the Securities and Exchange Commission, from time to time constituted and created under the Exchange Act or if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time;

"**Comparable Treasury Issue**" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities;

"**Comparable Treasury Price**" means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations;

"**Compliance Certificate**" means a compliance certificate substantially in the form attached hereto as Exhibit C executed by a senior officer of the Corporation;

"**Consolidated Tangible Assets**" means the total assets, after deducting therefrom all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, of the Corporation and its Restricted Subsidiaries on a consolidated basis as of the date of the Corporation's most recent quarterly balance sheet determined in accordance with Canadian GAAP;

"**Corporate Trust Office**" means the principal office of the Trustee in The Borough of Manhattan, The City of New York, at which at any particular time its corporate trust business shall be principally administered and which at the date hereof is located at 101 Barclay Street, Floor 8 West, New York, New York 10286, Attn: Corporate Trust Administration, or such other address as the Trustee may designate from time to time by notice to the Holders and the Corporation, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Corporation);

"**corporation**" means a corporation, association, company, joint stock company or business trust;

"**Corporation**" means the Person named as the "**Corporation**" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Corporation" shall mean such successor Person;

"**Corporation Request**" or "**Corporation Order**" means respectively a written request or order signed in the name of the Corporation by any two of its Chairman, its Chief Executive Officer, or its Chief Financial Officer, or by any one of the foregoing together with any one of the Controller, any Assistant Controller, the Corporate Secretary or any Assistant Corporate Secretary of the Corporation;

"**COST Trustee**" means the trustee of the Trust until a successor trustee shall have become such pursuant to the Trust Indenture;

"**Covenant Defeasance**" has the meaning specified in Section 12.2;

"**CUSIP Number**" means, with respect to the Securities, an identification number assigned to such security pursuant to the procedures of the Committee on Uniform Security Identification Procedures and by the CUSIP Service Bureau;

"**Default**" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default;

"**Defaulted Interest**" has the meaning specified in Section 3.9;

"**Defeasance**" has the meaning specified in Section 12.1;

"**Depositary**" means, with respect to Securities issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated by the Corporation to act as Depositary for such Securities. Initially, the

Depositary shall be The Depository Trust Company, its nominees and their respective successors;

"**Euroclear**" has the meaning specified in Section 2.1;

"**Event of Default**" has the meaning specified in Section 5.1;

"**Exchange Act**" means the United States Securities Exchange Act of 1934 and any successor statute thereto, in each case as amended from time to time;

"**Exchange Rate Contract**" means, with respect to any Person, any currency swap agreements, forward exchange agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, designed to provide protection against fluctuations in currency exchange rates;

"**Excluded Holder**" shall have the meaning specified in Section 10.10;

"**Expiration Date**" has the meaning specified in Section 1.4;

"**Fair Market Value**" means, with respect to any assets as of any date of determination, the fair market value of such assets as of such date as determined in good faith by (i) any one officer of the Corporation as evidenced by an Officer's Certificate delivered to the Trustee if such fair market value does not exceed $50,000,000 and (ii) the Board of Directors, as evidenced by a Board Resolution, delivered to the Trustee if such fair market value exceeds $50,000,000;

"**Fiscal Quarter**" means the three-month period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year;

"**Fiscal Year**" means the Corporation's fiscal year commencing on January 1 of each year and ending on December 31 of such year or such other fiscal year of the Corporation as advised by the Corporation to the Trustee;

"**Global Security**" has the meaning specified in Section 2.1;

"**Guarantee**" means the guarantee of the due and punctual payment of the principal of, and premium (if any) and interest on the Securities, and any Additional Amounts that may be payable with respect to the Securities, by the Guarantor as set forth in Section 13.1 of this Indenture;

"**guarantee**" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for

the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "guaranteed", "guaranteeing" and "guarantor" shall have meanings correlative to the foregoing); *provided, however,* that a guarantee by any Person shall not include (i) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or (ii) a contractual commitment by one Person to invest in another Person;

"**Guarantor**" has the meaning set forth in the recitals until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Guarantor" shall mean such successor Person;

"**Guarantor Request**" or "**Guarantor Order**" means respectively a written request or order signed in the name of the Guarantor by any two of the Chairman, the Chief Executive Officer, or the Chief Financial Officer, or by any one of the foregoing together with any one of the Controller, any Assistant Controller, the Corporate Secretary or any Assistant Corporate Secretary of the Corporation, as manager of the Guarantor;

"**Hedging Agreements**" means Exchange Rate Contracts, Interest Rate Protection Agreements and Oil and Gas Purchase and Sale Contracts, and any combination of the foregoing, in each case, that are entered into in the ordinary course of business;

"**Holder**" or "**Holders**" means a Person or Persons in whose name a Security is registered in the Security Register;

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation (including, without limitation, by virtue of the creation of any Lien with respect to any Property) or the recording, as required pursuant to Canadian GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); *provided, however,* that for the avoidance of any possible doubt, a change in Canadian GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness;

"**Indebtedness**" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses; (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services; (v) any Capital Lease

Obligation of such Person; (vi) any payment obligation of such Person under Hedging Agreements at the time of determination; (vii) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, other than rent pursuant to an operating lease for the Corporation's headquarters; and (viii) any obligation of the type referred to in clauses (i) through (vii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, provided that Indebtedness shall not include Production Payments and Reserve Sales;

"**Independent Investment Banker**" means one of the Reference Treasury Dealers appointed by the Corporation;

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture;

"**Initial Securities**" means the $250,000,000 aggregate principal amount of Securities issued under this Indenture on the date hereof;

"**Interest Payment Date**", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security;

"**Interest Rate Protection Agreement**" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement designed to protect such Person or its subsidiaries against fluctuations in interest rates, as in effect from time to time;

"**Investment Company Act**" means the United States Investment Company Act of 1940 and any successor statute thereto, in each case as amended from time to time;

"**Issue Date**" means the date upon which the Securities first are issued and authenticated hereunder;

"**judgment currency**" has the meaning specified in Section 1.14(a)(i);

"**Lien**" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but excluding any interest in accounts receivable that have been sold in a transaction accounted for as a sale in accordance with Canadian GAAP, and excluding any security interest referred to in Section 1(l)(qq)(ii) of the *Personal Property Security Act* (Alberta) or any successor provision thereto;

"**Maturity**" means, with respect to any Security, the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise;

"**Notice of Default**" means a written notice described in Section 5.1;

"**Officers' Certificate**" means with respect to the Corporation, a certificate signed by any two of the Chairman, the Chief Executive Officer or the Chief Financial Officer, or any one of the foregoing together with any one of the Comptroller, the Corporate Secretary or any Assistant Corporate Secretary, of the Corporation, and with respect to the Guarantor, a certificate signed by an authorized officer of the Corporation, as manager of the Guarantor, and delivered to the Trustee.

"**Oil and Gas Business**" means the business of the exploration for, and development, acquisition, production, processing, marketing, refining, storage and transportation of, hydrocarbons, the mining and extraction of crude bitumen from oil sands and upgrading of such crude bitumen to synthetic crude oil and other related energy and natural resource businesses;

"**Oil and Gas Liens**" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles or other assets, rights or collateral related to such properties, to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon, provided that the Indebtedness secured by any such Lien is incurred prior to, during or within two years after the later of the acquisition or the completion of construction or such other activity (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such properties or interest therein; (ii) Liens on an oil and/or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, joint venture agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the

Oil and Gas Business, provided in all instances that such Liens are limited to the assets that are the subject of the relevant agreement; (iv) Liens arising in connection with Production Payments and Reserve Sales; and (v) Liens on pipelines or pipeline facilities that arise by operation of law;

"**Oil and Gas Purchase and Sale Contract**" means, with respect to any Person, any oil and gas agreements, commodity swap or hedging agreements, commodity futures or options, cap or collar agreements, commodity purchase and sale agreements, and other agreements or arrangements, or any combination thereof, designed to provide protection against fluctuations in the price of oil and gas or other commodities;

"**Opinion of Counsel**" means, with respect to each of the Corporation and the Guarantor, a written opinion of counsel, who may be internal legal counsel for the Corporation, and who shall be acceptable to the Trustee, acting reasonably, and who may rely, as to factual matters, on Officers' Certificates;

"**Outstanding**" when used with respect to the Securities means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with, the Trustee or any Paying Agent (other than the Corporation) in this or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii) Securities as to which Defeasance has been effected pursuant to Section 12.1; and

(iv) Securities which have been paid pursuant to Section 3.8 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, Securities owned by the Corporation, the Guarantor or any other obligor upon the Securities or any Affiliate of the Corporation, the Guarantor or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a

Trust Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Corporation, the Guarantor or any obligor upon the Securities or any Affiliate of the Corporation, the Guarantor or of such other obligor;

"**Paying Agent**" means any Person authorized by the Corporation to pay the principal of or any premium or interest on any Securities on behalf of the Corporation;

"**Person**" means any individual, corporation, company, partnership, trust, unincorporated organization or government or any agency or political subdivision thereof or any other legal business entity;

"**Place of Payment**" means the place or places where the principal of and any premium and interest on the Securities are payable;

"**Predecessor Security**" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.8 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security;

"**primary obligor**" has the meaning specified in the definition of "guarantee" set forth in this Section 1.1;

"**Primary Treasury Dealer**" has the meaning specified in the definition of "Reference Treasury Dealer" set forth in this Section 1.1;

"**Production Payments and Reserve Sales**" means the grant or transfer to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), master limited partnership interest or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental matters;

"**Property**" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person;

"**rate of exchange**" has the meaning specified in Section 1.14(d);

"Redeemable Stock" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is required to be redeemed for cash or other Property or is redeemable for cash or other Property at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Securities; or is exchangeable for Indebtedness at any time, in whole or in part, on or prior to the Stated Maturity of the Securities;

"Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture;

"Redemption Price", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture;

"Reference Treasury Dealer" means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated or its affiliates, plus four others, which are primary U.S. Government securities dealers and their respective successors; *provided, however*, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute therefor another Primary Treasury Dealer;

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding the Redemption Date;

"Regular Record Date" for the interest payable on any Interest Payment Date on the Securities means the date specified for that purpose in the Securities;

"Regulation S" means Regulation S under the Securities Act;

"Regulation S Global Security" has the meaning specified in Section 2.1;

"Regulation S Global Security Legend" has the meaning specified in Section 2.1;

"Responsible Officer" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture;

"Restricted Global Security" has the meaning specified in Section 2.1;

"**Restricted Subsidiary**" means, at any time, any subsidiary of the Corporation, having, as of the end of the most recent Fiscal Quarter of the Corporation, total assets equal to or exceeding 10% of the Consolidated Tangible Assets, as evidenced by the most recent consolidated audited annual financial statements or, if more recent, interim unaudited quarterly financial statements of the Corporation;

"**Rule 144A**" means Rule 144A under the Securities Act;

"**Sale and Leaseback Transaction**" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Restricted Subsidiary of such Person or between one or more Restricted Subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a Restricted Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries, other than pursuant to a lease with an original term (including any period for which the lease may be renewed or extended, at the option of the lessor) of 36 months or less;

"**Security**" and "**Securities**" have the meaning stated in the first recital of this Indenture, as amended or supplemented from time to time in accordance with the terms hereof, and more particularly means any Securities authenticated and delivered under this Indenture;

"**Securities Act**" means the United States Securities Act of 1933 and any successor statute thereto, in each case as amended from time to time;

"**Security Register**" and "**Security Registrar**" have the respective meanings specified in Section 3.5;

"**Special Record Date**" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.9;

"**Stated Maturity**", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable;

"**SubPartnership**" means Canadian Oil Sands Limited Partnership (formerly AEC Oil Sands Limited Partnership);

"**subsidiary**" of a Person means (a) another Person a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (i) the first Person, (ii) the first Person and one or more of its subsidiaries or (iii) one or more of the first Person's subsidiaries or (b) another Person (i) at least 50% of the ownership interest of which and (ii) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clauses (a)(i), (ii) or (iii) above;

"**Surviving Entity**" has the meaning specified in Section 8.1;

"**Syncrude Joint Venture**" means the joint venture formed by the participants thereof for the purposes of exploiting the Athabasca oil sands which include the plant and facilities located at Mildred Lake, where the mining, extraction and upgrading of bitumen occurs, and the leases acquired or developed in connection therewith;

"**Taxes**" has the meaning specified in Section 10.10;

"**Treasury Rate**" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date;

"**Trust**" means the Canadian Oil Sands Trust;

"**Trust Indenture Act**" means the United States Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided, however*, that in the event the United States Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the United States Trust Indenture Act of 1939 as so amended;

"**Trustee**" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include the successor;

"**U.S. Government Obligation**" means (a) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (b) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (a) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt;

"**Vice President**", when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president"; and

"**Voting Stock**" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of

such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

1.2 Compliance Certificates and Opinions.

Upon any application or request by the Corporation or the Guarantor to the Trustee to take any action under any provision of this Indenture, the Corporation or the Guarantor, as the case may be, shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, to the proposed action have been complied with, and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with. Each such certificate or opinion shall comply with the requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 10.7) shall include,

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

1.3 Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion included in an Officers' Certificate may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate

or opinion of counsel included in an Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation or of an officer of the Corporation, as manager of the Guarantor, in the case of the Guarantor, as the case may be, stating that the information with respect to such factual matters is in the possession of the Corporation or the Guarantor, as the case may be, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4 Acts of Holders, Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to either the Corporation, the Guarantor or to both. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Trustee, the Corporation and the Guarantor, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Corporation or the Guarantor in reliance thereon, whether or not notation of such action is made upon such Security.

The Corporation and the Guarantor may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities; provided that neither the Corporation nor the Guarantor may set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Corporation or the Guarantor from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Corporation or the Guarantor, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities in the manner set forth in Section 1.6.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.7(b) or (iv) any direction referred to in Section 5.12, in each case with respect to the Securities. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Corporation's or the Guarantor's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Corporation and the Guarantor in writing and to each Holder of Securities in the manner set forth in Section 1.6.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "**Expiration Date**" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities in the manner set forth in Section 1.6, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to the Securities may do so with regard to all or any part of the principal amount of such Securities or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

For all purposes of this Indenture, all Initial Securities and any Additional Securities shall vote together as one series of Securities under this Indenture.

1.5 Notices, Etc., to Trustee, Corporation or Guarantor.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(a) the Trustee by any Holder, by the Corporation or by the Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be via facsimile) to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Trustee Administration, or

(b) the Corporation or the Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered in person, by facsimile transmission with respect to the Corporation to the Corporate Secretary (403) 218-6210, or mailed, by registered mail, return receipt requested, first-class postage prepaid, to the Corporation or the Guarantor addressed to either at the address of its principal office specified in the first paragraph of this instrument or at any other address or facsimile number previously furnished in writing to the Trustee by the Corporation or the Guarantor.

Any such documents sent by mail, as herein provided, to the Corporation or the Guarantor by the Trustee or to the Trustee by the Corporation or the Guarantor shall be deemed to be received by the recipient 10 Business Days after mailing.

1.6 Notice to Holders: Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular-mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

1.7 Applicability of Trust Indenture Act.

This Indenture shall not be qualified under the Trust Indenture Act until such time as the Corporation, in its sole discretion, shall elect to so qualify this Indenture upon 30 days' prior written notice to the Trustee. When and if the Corporation qualifies this Indenture with the Commission under the Trust Indenture Act, the provisions of the Trust Indenture Act shall govern this Indenture and a supplemental indenture to this Indenture shall be executed which shall amend or replace all provisions herein that are not permitted under that act.

1.8 Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.9 Successors and Assigns.

All covenants and agreements in this Indenture by each of the Corporation or the Guarantor shall bind its respective successors and assigns, whether so expressed or not.

1.10 Separability Clause.

In case any provision in this Indenture, the Securities or the Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.11 Benefits of Indenture.

Nothing in this Indenture, the Securities or the Guarantee, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 Governing Law.

This Indenture, the Securities and the Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

1.13 Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities which expressly states that such provision shall apply in lieu of this Section) payment of interest or principal, and premium (if any), need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, and no interest shall accrue with respect to such payment from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, to such next succeeding Business Day.

1.14 Conversion of Currency.

Each of the Corporation and the Guarantor covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities, the Guarantee and this Indenture:

(a) (i) If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the "judgment currency") an amount due in any other currency (the "Base Currency"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation or the Guarantor, as the case may be, will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b) In the event of the winding-up of the Corporation or the Guarantor at any time while any amount or damages owing under the Securities, the Guarantee and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation or the Guarantor, as the case may be, shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. dollars or Canadian Dollars, as the case may be, due or contingently due under the Securities, the Guarantee and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b), the final date for the filing of proofs of claim in the winding-up of the Corporation or the Guarantor, as the case may be, shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation or the Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Subsections (a)(ii) and (b) of this Section 1.14 shall constitute obligations of each of the Corporation and the Guarantor separate and independent from its other respective obligations under the Securities, the Guarantee and this Indenture, shall give rise to separate and independent causes of action against each of the Corporation and the Guarantor, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation or the Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the Guarantor or the liquidator or otherwise or any of them. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term "**rate(s) of exchange**" shall mean the rate of exchange quoted by The Royal Bank of Canada at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) for purchases of the Base Currency with the judgment currency other than the Base Currency referred to in Subsections (a) and (b) above and includes any premiums and costs of exchange payable.

(e) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 1.14.

ARTICLE 2
FORM OF SECURITIES AND GUARANTEE

2.1 Form of Securities.

The Securities shall be in substantially the form set forth in this Article with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Securities may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with this Article 2 or to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof and as are not inconsistent with the provisions of this Indenture.

Securities offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more permanent global securities substantially in the form set forth in this Article (the "**Restricted Global Securities**") deposited with the Trustee, as custodian for the Depositary, duly executed by the Corporation and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Restricted Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Securities offered and sold in reliance on Regulation S shall be issued in the form of one or more permanent global securities in registered form substantially in the form set forth in this Article (the "**Regulation S Global Securities**" and together with the Restricted Global Securities, the "**Global Securities**"). The Regulation S Global Securities will be registered in the name of a nominee of the Depositary and deposited with the Trustee, as custodian of the Depositary, for credit to Morgan Guaranty Trust Corporation of New York, Brussels Office, as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, Luxembourg ("**Clearstream, Luxembourg**") for the benefit of the Holders. The aggregate principal amount of the Regulation S Global Security may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Securities shall only be issued as registered permanent certificated Securities if such Securities are (i) issued pursuant to Section 3.5 and (ii) substantially in the form set forth in Sections 2.2, 2.3 and 2.4.

The Securities shall be typed, printed, lithographed or engraved or may be produced in any other manner, all as determined by the officers executing the Securities, as evidenced by their execution of the Securities.

2.2 Restrictive Legends.

Each Global Security shall bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST CORPORATION, A NEW YORK CORPORATION ("DTC"), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTIONS 3.6 AND 3.7 OF THE INDENTURE.

In addition, unless and until a Security is sold under an effective Registration Statement, each Restricted Global Security shall also bear the following legend (the "Private Placement Legend") on the face thereof:

THIS SECURITY HAS NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF CANADIAN OIL SANDS LIMITED THAT THIS SECURITY MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED OTHER THAN

(1) TO CANADIAN OIL SANDS LIMITED OR CANADIAN OIL SANDS TRUST,

(2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A,

(3) IN AN OFFSHORE TRANSACTION TO NON-U.S. PERSONS THAT OCCURS OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, PROVIDED THAT SUCH NON-U.S. PERSONS AGREE NOT TO RESELL OR OTHERWISE TRANSFER THE SECURITIES IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT, EXCEPT IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS,

(4) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (INCLUDING, WITHOUT LIMITATION, TO AN INSTITUTION THAT IS AN ACCREDITED INVESTOR OR THE EXEMPTION PROVIDED BY RULE 144 (IF APPLICABLE) UNDER THE SECURITIES ACT), OR

(5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT,

IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION AND SUBJECT TO THE RIGHT OF CANADIAN OIL SANDS LIMITED AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSE (4) ABOVE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND OTHER INFORMATION THEY MAY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE RIGHT OF CANADIAN OIL SANDS LIMITED AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSES (1) THROUGH (5) TO REQUIRE ANY TRANSFER CERTIFICATIONS REQUIRED PURSUANT TO THE INDENTURE.

2.3 Form of Face of Security.

....

Canadian Oil Sands Limited

4.8% Senior Note due 2009

....

No. _________

US$

CUSIP No.________

CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (herein called the "Corporation",

which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to .... or its registered assigns, the principal sum of • (US$•) *[if the Security is a Global Security insert — (which principal amount may from time to time be increased or decreased to another principal amount by adjustments made on the records of the Trustee)]* on August 10, 2009 and to pay interest thereon from August 9, 2004, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on February 10 and August 10 in each year, commencing February 10, 2005, at the rate of 4.8% per annum, both before and after default, with interest upon overdue interest at the same rate (to the extent legally permitted) until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 1 or August 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of, premium (if any) and any such interest on this Security will be made at the office or agency of the Corporation or the Guarantor maintained for that purpose in the Borough of Manhattan in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however*, that at the option of the Corporation or the Guarantor payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or by wire transfer upon the request of Holders of greater than $1 million principal amount of the Securities.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

Dated: CANADIAN OIL SANDS LIMITED

By ______________________
Name:
Title:

By ______________________
Name:
Title:

2.4 Form of Reverse of Security.

This Security is one of a duly authorized issue of securities of the Corporation (herein called the "Securities"), issued under an Indenture, dated as of August 9, 2004 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), among the Corporation, Canadian Oil Sands Trust (the "Guarantor") and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Corporation, the Guarantor, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

As provided for in the Indenture, the Corporation may, subject to certain limitations, from time to time, without notice to or the consent of the Holders, create and issue Additional Securities, equal in rank to the Securities initially issued by the Corporation in all respects (or in all respects except for payment of interest accruing prior to the issue date of the Additional Securities or except for the first payment of interest following the issue date of the Additional Securities) so that such Additional Securities may be consolidated and form a single series with the Securities initially issued by the Corporation and have the same terms as to status, redemption or otherwise as Securities originally issued. Any Additional Securities shall be issued with the benefit of any indenture supplemental to the Indenture.

The Securities are unsecured senior obligations of the Corporation.

The Corporation may, at its option, at any time, upon not less than 30 nor more than 60 days prior notice by first class mail, redeem, in whole or in part, at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points, plus in each case, accrued interest thereon to the Redemption Date.

The Corporation may, at any time, redeem in whole but not in part, the Outstanding Securities at a Redemption Price of 100% of the principal amount thereof

plus accrued interest (if any) to the Redemption Date if either the Corporation or the Guarantor has become or would become obligated to pay any Additional Amounts in respect of the Securities as a result of (i) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (ii) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the date of the Indenture.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security and the related Guarantee or certain restrictive covenants and Events of Default with respect to this Security and the related Guarantee, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of and accrued and unpaid interest on the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation or the Guarantor and the rights of the Holders of the Securities under the Indenture at any time by the Corporation, the Guarantor and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Securities at the time Outstanding, on behalf of the Holders of all Securities, to waive compliance by the Corporation and the Guarantor with certain restrictive provisions of the Indenture and certain past or existing defaults or Events of Default under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture, (c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of Securities at the time Outstanding a direction inconsistent with such request, and (e) the Trustees shall have failed to institute any such proceedings, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the

enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of, premium (if any) and interest on this Security, and any Additional Amounts that may be payable on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in the Indenture or the Securities interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation, and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Guarantor may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee and any such agent shall be affected by notice to the contrary.

For so long as any Securities remain outstanding and are "restricted securities" within the meaning of Rule 144 under the Securities Act, and in the case of the Guarantor, for so long as the Guarantee is in effect, the Corporation will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser designated by such a Holder, upon request of such Holder,

financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Corporation or the Guarantor, as the case may be, to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, the Corporation or the Guarantor is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision) and no such information about the Corporation or the Guarantor is otherwise required pursuant to Rule 144A.

The Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

2.5 Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication shall be in substantially the following form:

The Bank of New York, as Trustee, certifies that this is one of the Corporation's 4.8% Senior Notes due 2009 referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK
As Trustee

By ______________________________
Authorized Signatory

2.6 Form of Guarantee.

The Guarantee shall be in substantially the form set forth in this Article with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Guarantee may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with this Article or as may be requested to comply with any law or with any rule or regulations made pursuant thereto, or as may consistently herewith, be determined by the officers executing the Guarantee, as evidenced by their execution thereof and as are not inconsistent with the provisions of this Indenture.

2.7 Guarantee.

The Guarantor, by its execution of this Indenture, hereby agrees with each Holder of the Securities and with the Trustee on behalf of each such Holder to be unconditionally and irrevocably bound by the terms and provisions of the Guarantee set forth below.

The Guarantee to be endorsed on the Securities shall be in substantially the form set forth below:

GUARANTEE
OF
CANADIAN OIL SANDS TRUST

For value received, Canadian Oil Sands Trust, a trust organized pursuant to the laws of Alberta, having its principal offices at 2500, 350-7th Avenue S.W., Calgary, Alberta T2P 3N9 (herein called the "Guarantor", which term includes any successor Person to the Guarantor under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed, the due and punctual payment of the principal of, premium (if any) and interest on this Security, and any Additional Amounts that may be payable with respect to this Security, when and as the same shall become due and payable, whether at Stated Maturity or, by declaration of acceleration, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on this Security, to the extent lawful, and the due and punctual performance of all other obligations of the Corporation to the Holder or the Trustee all in accordance with the terms of this Security and the Indenture (collectively, the "Guaranteed Obligations").

The Guarantor covenants and agrees, and the Holder of this Security by his acceptance hereof likewise covenants and agrees, that this Guarantee will be a direct and unsecured obligation of the Guarantor ranking *pari passu* in right of payment with all other existing and future unsecured and unsubordinated obligations of the Guarantor.

The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or the Indenture, any failure to enforce the provisions of such Security or the Indenture, any agreement between the Guarantor and the Corporation, any waiver, modification or indulgence granted to the Corporation with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Corporation or a surety or guarantor. Any monies or amounts expressed to be owing or payable by the Guarantor hereunder which may not be recoverable from the Guarantor on the basis of a guarantee shall be recoverable from the Guarantor as if it were a primary obligor and principal debtor in respect thereof.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Corporation, any right to require a proceeding first against the Corporation or any other guarantor of the Securities, the benefit of protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever. Except as provided below with respect to termination of this Guarantee, the obligations of the Guarantor hereunder shall be continuing and shall remain in full force and effect until all the Guaranteed Obligations have been paid and satisfied in full.

The Guarantor shall be subrogated to the rights of the Holder of this Security against the Corporation in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of, or based upon such right of subrogation until the principal of, premium (if any) and interest on all Securities issued under the Indenture, and any Additional Amounts that may be payable with respect to such Securities, shall have been paid in full to all Holders entitled thereto.

This Guarantee as endorsed on this Security shall not be entitled to any benefit under the Indenture nor become valid or obligatory for any purpose until the certificate of authentication of this Security has been manually executed by or on behalf of the Trustee under the Indenture.

This Guarantee shall terminate and be released in its entirety upon the transfer, directly or indirectly, by the Guarantor to the Corporation or a Restricted Subsidiary of the Corporation of the 3.75% working interest in the Syncrude Joint Venture currently held indirectly through Canadian Oil Sands Commercial Trust and the SubPartnership.

The Holder of this Security acknowledges that the Corporation (the "Manager"), as manager of the Guarantor, is entering into this Guarantee solely on behalf of the Guarantor and the obligations of the Guarantor hereunder shall not be personally binding upon the Manager (in its capacity as manager of the Guarantor), Computershare Trust Company of Canada (or any successor trustee thereto) (the "COST Trustee"), as trustee of the Guarantor or any of the unitholders of the Guarantor or any annuitant under a plan of which a unitholder is a trustee or carrier (an "annuitant"), and that any recourse against the Guarantor, the COST Trustee, the Manager (in its capacity as manager of the Guarantor), any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising hereunder or arising in connection herewith or from the matters to which this Guarantee relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the assets of the Guarantor.

Reference is made to the Indenture for further provisions with respect to this Guarantee. Unless otherwise defined herein, all capitalized terms used in this Guarantee and not otherwise defined shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Guarantee and the terms of the Indenture, the terms of this Guarantee shall prevail.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

Dated:

CANADIAN OIL SANDS TRUST,
by its manager, Canadian Oil Sands Limited

By: CANADIAN OIL SANDS LIMITED, as manager

Attest: ______________________ Name: Title:	By: ______________________ Name: Title:
Attest: ______________________ Name: Title:	By: ______________________ Name: Title:

2.8 Execution, Authentication and Delivery of the Guarantee.

To evidence the Guarantee to the Holders specified in Section 2.7 of this Indenture, the Guarantor hereby agrees to execute a Guarantee on the Security authenticated and delivered by the Trustee. The Guarantee shall be executed on behalf of the Guarantor by an authorized officer of the Corporation, as manager of the Guarantor, and attested by any one of the Chairman, Chief Executive Officer, Chief Financial Officer, Comptroller, Corporate Secretary, Assistant to the General Counsel or Assistant Corporate Secretary of the Corporation as manager of the Guarantor, in each case other than the person executing the Guarantee. The signature of any of these officers on the Guarantee may be manual or facsimile.

A Guarantee bearing the manual or facsimile signatures of individuals who were at any time an authorized officer of the Corporation, as manager of the Guarantor, shall bind the Guarantor notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of the Guarantee or did not hold such offices at the date of such Guarantee. The delivery by the Trustee of a Security with the Guarantee endorsed thereon shall, after the authentication of such Security hereunder, constitute due delivery of the Guarantee on behalf of the Guarantor.

No Guarantee endorsed on any Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on the Security on which such Guarantee is endorsed a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature.

ARTICLE 3
THE SECURITIES

3.1 Title and Terms.

An unlimited aggregate principal amount of Securities may be authenticated and delivered under this Indenture (of which $250,000,000 is being issued, authenticated and delivered on the date hereof), including Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to the terms of this Indenture.

The Securities shall be known and designated as the "4.8% Senior Notes due 2009" of the Corporation. The Stated Maturity of the Securities shall be August 10, 2009 and they shall bear interest at the rate of 4.8% per annum from August 9, 2004, or the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on February 10, 2005 and semi-annually thereafter on August 10 and February 10 in each year and at said Stated Maturity, until the principal thereof is paid or duly provided for.

The principal of, and premium(if any) and interest on the Securities shall be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan of The City of New York, or at such other office or agency of the Corporation as may be maintained for such purpose; *provided, however*, that, at the option of the Corporation, interest may be paid by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register or by wire transfer to Holders of greater than $1 million principal amount of the Securities.

The Securities shall be redeemable as provided in Article Eleven.

Additional Securities ranking equal to the Initial Securities in all respects or, in all respects except for the payment of interest accruing prior to the issue date of the Additional Securities or except for the payment of interest following the issue date of the Additional Securities, may be created and issued from time to time by the Corporation without notice to or consent of the Holders and may be consolidated with and form a single series with the Securities initially issued and shall have the same terms as to status, redemption or otherwise as the Securities originally issued. Any Additional Securities shall be issued with the benefit on an indenture supplemental to this Indenture.

3.2 Denominations.

The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 or an integral multiple thereof.

3.3 Execution, Authentication, Delivery, and Dating.

The Securities shall be executed on behalf of the Corporation by any two of its Chairman, its Chief Executive Officer, or its Chief Financial Officer or by any one of the foregoing together with any one of the Comptroller, the Corporate Secretary or any Assistant Corporate Secretary of the Corporation. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 3.11, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

The Trustee shall authenticate and make available for delivery the Initial Securities for original issue upon Corporation Order. Such Corporation Order shall specify the date on which the original issue of Securities is to be authenticated and shall further provide instructions concerning registration, amounts for each Holder and delivery. At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Additional Securities executed by the Corporation, with the related Guarantee endorsed thereon by the Guarantor, to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Additional Securities, and the Trustee in accordance with the Corporation Order shall authenticate and deliver such Securities.

In case the Corporation, pursuant to Article Eight, shall be amalgamated, consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of substantially all of its properties and assets to any Person, and the successor Person resulting from such amalgamation, consolidation, or surviving such merger, or into which the Corporation shall have been merged, or the successor Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article Eight, any of the Securities authenticated or delivered prior to such amalgamation,

consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Securities executed in the name of the successor Person with such changes in phraseology and form as may be appropriate (but which shall not affect the rights or duties of the Trustee), but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Corporation Order of the successor Person, shall authenticate and deliver replacement Securities as specified in such request for the purpose of such exchange. If replacement Securities shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Securities, such successor Person, at the option of any Holder but without expense to such Holder, shall provide for the exchange of all Securities at the time Outstanding held by such Holder for Securities authenticated and delivered in such new name.

3.4 Temporary Securities.

Pending the preparation of definitive Securities, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and make available for delivery, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities are issued, the Corporation will, if requested to do so by a Holder, cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Corporation in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Corporation shall execute and the Trustee shall authenticate and make available for delivery in exchange therefor one or more definitive Securities, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

3.5 Registration, Restrictions on Transfer and Exchange.

The Corporation shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Corporation maintained in a Place of Payment being herein sometimes collectively referred to as the "**Security Register**") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of Securities and of transfers of Securities in accordance with the terms of this Indenture. The Trustee is hereby appointed "**Security Registrar**" for the purpose of registering Securities and transfers of Securities as herein provided.

Subject to the provisions of this Section 3.5, upon surrender for registration of transfer of any Security at the office or agency of the Corporation in a Place of Payment, the Corporation shall execute, and the Trustee shall authenticate and make available for delivery, in the name of the designated transferee or transferees, one or more new Securities (having the Guarantee duly endorsed thereon, unless the Guarantee has been released), of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Securities may be exchanged for other Securities, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Corporation shall execute, and the Trustee shall authenticate and make available for delivery, the Securities (having the Guarantee duly endorsed thereon, unless the Guarantee has been released) which the Holder making the exchange is entitled to receive.

All Securities and the Guarantee endorsed thereon issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Corporation and the Guarantor, unless the Guarantee has been released, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Corporation or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.4 or 9.6 not involving any transfer.

If the Securities are to be redeemed, the Corporation shall not be required to issue, register the transfer of or exchange any Securities (i) called for redemption, or (ii) at any time after the opening of business 15 days before the day of the mailing of a notice of redemption of the Securities.

3.6 Book-Entry Provision for Global Securities.

(a) The Global Securities initially shall (i) be registered in the name of the Depositary for such Global Securities or the nominee of such Depositary, (ii) be deposited with the Trustee, as custodian for such Depositary and (iii) bear legends as set forth in Section 2.2. The Depositary or its nominee shall be the Holder of the Global Securities, and owners of beneficial interests in the Securities represented by the Global Securities shall hold such interests pursuant to the procedures and practices of the

Depositary. Any such owner's beneficial ownership of any such Securities will be shown only on, and the transfer of such ownership interest shall be effected only through, records maintained by the Depositary or its nominee. Investors in the Regulation S Global Security may hold their interests in the Regulation S Global Security through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Investors in the Regulation S Global Security may also hold such interests through organizations other than Euroclear or Clearstream, Luxembourg that are participants in the Depositary's system. Euroclear and Clearstream, Luxembourg will hold interests in the Regulation S Global Security on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositaries, which in turn, will hold such interests in the Regulation S Global Security in customers' securities accounts in the depositories' names on the books of the Depositary. All interests in a Global Security, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear and Clearstream, Luxembourg will be subject to the procedures and requirements of such systems.

(b) Transfers of any Global Security shall be limited to transfers of such Global Security in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in any Global Security may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 3.7. If (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for such Global Securities or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by the Corporation within 90 days of such notice, or (ii) an Event of Default has occurred and is continuing with respect to the Securities and the Trustee, as Security Registrar, has received a request from the Depositary or an owner of beneficial interests in any Security through the Depositary in accordance with its Applicable Procedures to issue Securities in definitive form to such beneficial owner, the Corporation will issue individual Securities in certificated, fully registered form in exchange for the Global Securities.

(c) Securities issued in exchange for a Global Security or any portion thereof pursuant to the last sentence of subsection (b) of this Section shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Security to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Security Registrar. With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Security, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee, upon Corporation Order, shall authenticate and deliver the Security issuable on such exchange to or upon

the order of the Depositary or an authorized representative thereof. In the event of the occurrence of any of the events specified in the last sentence of subsection (b) of this Section, the Corporation will promptly make available to the Trustee a reasonable supply of certificated Securities in definitive form.

(d) Except as otherwise set forth in this Indenture or a Global Security, owners of beneficial interests in the Securities evidenced by a Global Security will not be entitled to any rights under this Indenture with respect to such Global Security, and the Depositary or its nominee may be treated by the Corporation, the Trustee and any agent of the Corporation or the Trustee as the owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustee or any such agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary or its nominee and such owners of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary or its nominee as Holder of any Global Security.

3.7 Special Transfer Provisions.

Unless and until a Security is sold under an effective Registration Statement, the following provisions shall apply:

(a) Restricted Global Security to Regulation S Global Security. If, at any time, an owner of a beneficial interest in a Restricted Global Security deposited with the Trustee, as custodian for the Depositary, wishes to transfer its interest in such Restricted Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Regulation S Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Regulation S Global Security as provided in this Section 3.7(a). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulation S Global Security in an amount equal to the beneficial interest in the applicable Restricted Global Security to be exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary and the Euroclear or Clearstream, Luxembourg account (if applicable) to be credited with such increase and (3) a certificate substantially in the form of Exhibit A hereto given by the owner of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the applicable Restricted Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Regulation S Global Security by the principal amount of the beneficial interest in the Restricted Global Security to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security equal to the reduction in the aggregate principal amount of the applicable Restricted Global Security, and to debit, or cause to be debited, from the account of the Person making such

exchange or transfer the beneficial interest in the Restricted Global Security that is being exchanged or transferred.

(b) Regulation S Global Security to Restricted Global Security. If, at any time, an owner of a beneficial interest in a Regulation S Global Security deposited with the Trustee as custodian for the Depositary wishes to transfer its interest in such Regulation S Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Restricted Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Restricted Global Security, as provided in this Section 3.7(b). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member, directing the Trustee, as Security Registrar, to credit or cause to be credited a beneficial interest in the Restricted Global Security equal to the beneficial interest in the Regulation S Global Security to be exchanged and (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary (and, if applicable, the Euroclear or Clearstream, Luxembourg account, as the case may be) to be credited with such increase, the Trustee, as Security Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of such Regulation S Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Restricted Global Security by the principal amount of the beneficial interest in the Regulation S Global Security to be exchanged, and the Trustee, as Security Registrar, shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the applicable Restricted Global Security equal to the reduction in the aggregate principal amount of such Regulations S Global Security and to debit or cause to be debited from the account of the Person making such transfer the beneficial interest in the Regulation S Global Security that is being transferred.

(c) Restricted Global Security to Regulation S Global Security After Two Years. If the holder of a beneficial interest in a Restricted Global Security wishes at any time after August 9, 2006 to (A) transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security or (B) to exchange such interest for a beneficial interest in the Regulation S Global Security, such transfer or exchange may be effected, subject to the Applicable Procedures, only in accordance with this Section 3.7(c). Upon receipt by the Trustee of (1) in the case of a transfer or exchange of an interest in the Restricted Global Security, written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulations S Global Security in an amount equal to the beneficial interest in the Restricted Global Security to be so transferred or exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such beneficial interest and (3) a certificate substantially in the form of Exhibit B hereto given by the holder of such beneficial interest, the Trustee, as Security Registrar, shall instruct the Depositary to reduce the principal amount of the Restricted Global Security, and to increase the principal amount of the Regulation S Global Security, by the principal amount of the

beneficial interest in the Restricted Global Security to be so transferred or exchanged, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security having a principal amount equal to the amount by which the principal amount of the Restricted Global Security was reduced upon such transfer or exchange.

(d) Transfers of Beneficial Interests within a Restricted Global Security. For greater certainty, beneficial interests in a Restricted Global Security may be transferred to a Person who takes delivery in the form of an interest in such Restricted Global Security without any written certification from the transferor or the transferee.

(e) Private Placement Legend. By its acceptance of any Security bearing the Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend, and agrees that it will transfer such Security only as provided in this Indenture.

The Security Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 3.6 or this Section 3.7. The Corporation shall have the right to inspect and make copies of all such letter, notices or other written communications at any reasonable time upon the giving of reasonable prior written notice to the Security Registrar.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among depositary participants or beneficial owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

3.8 Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Corporation shall execute and the Trustee shall authenticate and make available for delivery in exchange therefor a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustee that such Security has been acquired by a bona fide purchaser, the Corporation shall execute and the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

3.9 Payment of Interest, Interest Rights Preserved.

Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "**Defaulted Interest**") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation or the Guarantor, at its election in each case, as provided in Clause (a) or (b) below:

(a) The Corporation or the Guarantor may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation or the Guarantor shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security the date of the proposed payment, and at the same time the Corporation or the Guarantor shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and

not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Corporation or the Guarantor of such Special Record Date and, in the name and at the expense of the Corporation or the Guarantor, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).

(b) The Corporation or the Guarantor may make payment of any Defaulted Interest on the Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

3.10 Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, each of the Corporation, the Guarantor, the Trustee and any agent of the Corporation, the Guarantor or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of, premium (if any) and (subject to Section 3.9) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and none of the Corporation, the Guarantor or the Trustee nor any agent of the Corporation, the Guarantor or the Trustee shall be affected by notice to the contrary.

Notwithstanding anything to the contrary in this Indenture, the Depositary or its nominee, as Holder of a Global Security, may grant proxies and otherwise authorize any Person (including owners of beneficial interests in the Securities) to take any action that the Depositary or its nominee, as Holder of a Global Security, is entitled to take under this Indenture, the Securities or the Guarantee, provided further that with respect to any Global Security, nothing herein shall prevent each of the Corporation, the Guarantor, the Trustee or any agent of the Corporation, the Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such Global Security or impair, as between such Depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Security.

3.11 Cancellation.

All Securities surrendered for payment, redemption or registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Corporation or the Guarantor may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation or the Guarantor may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by it in its customary manner.

3.12 Computation of Interest.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

3.13 CUSIP Numbers.

The Corporation in issuing the Securities may use CUSIP numbers, and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and neither any defect in nor omission of such numbers shall affect the validity of any such redemption or any notice thereof. The Corporation shall promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE 4
SATISFACTION AND DISCHARGE

4.1 Satisfaction and Discharge of Indenture.

This Indenture shall upon Corporation Request or Guarantor Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for and any right to receive Additional Amounts as contemplated by Section 10.10), and the Trustee, at the expense of the Corporation or the Guarantor, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(a) either

(i) all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.5 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation or the Guarantor, as the case may be, and thereafter repaid to the Corporation or the Guarantor, as the case may be, or discharged from such trust, as provided in Section 10.12) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation:

(A) have become due and payable; or

(B) will become due and payable at their Stated Maturity within one year; or

(C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation;

and, in the case of (A), (B) or (C) above, the Corporation or the Guarantor has deposited, or caused to be deposited with the Trustee as trust funds in trust for such purposes, money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Corporation or the Guarantor has paid or caused to be paid all other sums payable hereunder by the Corporation and the Guarantor; and

(c) the Corporation or the Guarantor has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Corporation and the Guarantor to the Trustee under Section 6.7, the obligations of the Corporation and the Guarantor to any Authenticating Agent under Section 6.13, the obligation of the Corporation and the Guarantor under the last paragraph of Section 10.12 and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of Clause (a) of this Section, the obligations of the Trustee under Section 4.2 shall survive such satisfaction and discharge.

4.2 Application of Trust Money.

Subject to the provisions of the last paragraph of Section 10.12, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

Settlement for the Securities will be made by the initial purchasers in immediately available funds. All payments of principal of, premium (if any) and interest on the Securities will be made by the Corporation in immediately available funds. Secondary market trading activity in the Securities, if any, will also settle in immediately available funds.

ARTICLE 5
REMEDIES

5.1 Events of Default.

"**Event of Default**" means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

(b) default in the payment of the principal of, or premium (if any), on any Security at its Maturity and such default continues for a period of three days; or

(c) default in the performance, or breach, of any covenant or warranty of the Corporation in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "**Notice of Default**" hereunder; or

(d) a default in the performance, or breach, by the Guarantor of the covenant described in Section 8.1 of this Indenture while the Guarantee is in effect, and continuance of such default or breach for a period of 90 days after receipt by the

Corporation of written notice to the Guarantor, specifying such default or breach, by the Trustee or by the holders of at least 25% in aggregate principal amount of all Outstanding Securities; or

(e) a default under any Indebtedness for borrowed money by the Corporation or any of its Restricted Subsidiaries, or under any mortgage, indenture or instrument (including this Indenture) under which there may be issued or by which there may be secured or evidenced any such Indebtedness, which default shall have resulted in an amount in excess of $50,000,000 of such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or a failure to pay any Indebtedness in an amount in excess of $50,000,000 at maturity, in each case without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of seven Business Days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities a written notice specifying such default and requiring the Corporation to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, and stating that such notice is a "Notice of Default" hereunder; or

(f) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or winding-up of the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries or any substantial part of their property, or appointing a receiver of the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries or of any substantial part of their property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order or appointment unstayed, undischarged and in effect for a period of 60 days from the date thereof; or

(g) the institution by the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or the consent by it to the filing of any such petition or to the appointment of a receiver of the Guarantor (while the Guarantee is in effect), the Corporation or any of its Restricted Subsidiaries of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the Guarantor's (while the Guarantee is in effect), the Corporation's or any of its Restricted Subsidiaries' admitting in writing its inability to pay its debts

generally as they become due or taking corporate action in furtherance of any of the aforesaid purposes; or

(h) a resolution of the Board of Directors is passed for the dissolution, winding up or liquidation of the Corporation except in connection with a reorganization permitted by this Indenture.

5.2 Acceleration of Maturity, Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 5.1(f) or 5.1(g)) shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities may declare the principal amount of and accrued and unpaid interest on all the Securities to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration such principal amount and accrued and unpaid interest shall become immediately due and payable. If an Event of Default specified in Section 5.1(f) or Section 5.1(g) occurs, the principal amount of and accrued and unpaid interest on all the Securities shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. The Corporation will deliver to the Trustee, within 10 days after the occurrence thereof, notice of any acceleration of or failure to pay indebtedness referred to in Section 5.1(e).

At any time after such a declaration of acceleration has been made and before a judgment or decree based on acceleration for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities, by written notice to the Corporation, the Guarantor and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Corporation or the Guarantor has paid or deposited with the Trustee a sum sufficient to pay:

(i) all overdue interest on all Securities;

(ii) the principal of, and premium (if any) on, any Securities that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Securities;

(iii) to the extent that payment of such interest or Additional Amounts is lawful and is required hereunder, interest or Additional Amounts upon overdue interest at the rate or rates prescribed therefor in such Securities; and

(iv) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default, other than the non-payment of the accelerated principal or interest of the Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

5.3 Collection of Indebtedness and Suits for Enforcement by Trustee.

Each of the Corporation and the Guarantor covenants that if:

(a) default is made in the payment of any interest or Additional Amounts on the Securities when such interest or Additional Amounts becomes due and payable and such default continues for a period of 30 days; or

(b) default is made in the payment of the principal of, or premium (if any) on, the Securities at the Maturity thereof;

the Corporation or the Guarantor will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Securities, the whole amount then due and payable on the Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may proceed to protect and enforce its rights and the rights of the Holders of the Securities by such appropriate judicial proceedings as the Trustee shall deem necessary or desirable to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

5.4 Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, adjustment, composition or other judicial proceeding relative to the Corporation (or any other obligor upon the Securities including, for clarity, the Guarantor), or its property or its creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation or the Guarantor for the payment of overdue principal, premium (if any), or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise, to (i) file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities, of principal, premium (if any), and

interest (if any) owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and (ii) collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided, however*, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

5.5 Trustee May Enforce Claims Without Possession of Securities or Guarantee.

All rights of action and claims under this Indenture, the Securities or the Guarantee may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the Guarantee or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities.

5.6 Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal, or premium (if any), or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: to the payment of all amounts due the Trustee under Section 6.7; and

SECOND: to the payment of the amounts then due and unpaid for principal of, and premium (if any), and interest on the Securities in respect of which or for the benefit of which such money has been

collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal, and premium (if any), and interest, respectively; and

THIRD: to the Corporation.

5.7 Limitation on Suits.

No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

5.8 Unconditional Right of Holders To Receive Principal, Premium and Interest.

Notwithstanding any provision in this Indenture, a Holder of the Securities shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium (if any) and (subject to Section 3.9) interest and any Additional Amounts on the Securities on the respective due dates expressed in the Securities (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

5.9 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

5.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of the Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

5.12 Control by Holders.

The Holders of a majority in aggregate principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities, provided that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13 Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities may by Act of such Holders on behalf of the Holders of all the Securities waive any past or existing Default or Event of Default hereunder and its consequences, except a Default:

(a) in the payment of the principal of or any premium or interest on the Securities; or

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

5.14 Undertaking for Costs.

All parties to this Indenture agree, and each Holder by his acceptance of Securities shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit other than the Trustee of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Corporation or the Guarantor, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of, premium (if any), or interest on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

5.15 Waiver of Usury, Stay, or Extension Laws.

Each of the Corporation and the Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and each of the Corporation and the Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any

power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 6
THE TRUSTEE

6.1 Certain Duties and Responsibilities.

(a) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they substantially conform to the requirements of this Indenture, but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein.

(b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, *except* that:

(i) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it with respect to Securities in good faith in accordance with the direction of the Holders of a majority in aggregate principal amount of the Outstanding Securities, given as provided in and subject to Section 5.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Securities; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

6.2 Notice of Defaults.

Within 60 days after the occurrence of any Default hereunder the Trustee shall transmit by mail to all Holders of Securities, as their names and addresses appear in the Security Register, notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; *provided, however*, that except in the case of a Default relating to the payment of the principal of, premium (if any), or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities and the Trustee so advises the Corporation in writing; and provided, further, that in the case of any Default of the character specified in Section 5.1(c) with respect to Securities, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. Where notice of the occurrence of any Default is given by the Trustee under the preceding paragraph and the Default is thereafter cured, the Trustee shall, within a reasonable time but not exceeding 60 days after the Trustee becomes aware of the curing of the Default, transmit by mail to all Holders, as their names and addresses appear in the Security Register, notice that the Default is no longer continuing.

6.3 Certain Rights of Trustee.

Subject to the provisions of Section 6.1:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Corporation or the Guarantor mentioned herein shall be sufficiently evidenced by a Corporation Request or Corporation Order, Guarantor Request or Guarantor Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or

omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, conclusively rely upon an Officers' Certificate;

(d) the Trustee may consult with counsel selected by it and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or manners as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation or the Guarantor personally or by agent or attorney at the expense of the Corporation and shall incur no liability by reason of such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(i) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(j) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action; and

(k) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are

extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder.

6.4 Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as statements of the Corporation and the Guarantor, as the case may be, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation or the Guarantor of the Securities or the proceeds thereof.

6.5 May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Corporation or the Guarantor, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.8 and 6.13, may otherwise deal with the Corporation and the Guarantor with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

6.6 Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Corporation or the Guarantor as applicable. So long as no Event of Default shall have occurred and be continuing, all interest earned on any such money shall be paid to the Corporation or the Guarantor, as the case may be, from time to time upon receipt by the Trustee of a Corporation Order or a Guarantor Order except as otherwise provided in this Indenture.

6.7 Compensation and Reimbursement.

The Corporation and the Guarantor, jointly and severally, agree:

(a) to pay to the Trustee from time to time such compensation as shall be agreed to in writing by the Corporation, the Guarantor and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents

and counsel), except any such expense, disbursement or advance as shall be determined by a court of competent jurisdiction to have been caused by its own negligence or bad faith; and

(c) to fully indemnify each of the Trustee and any predecessor Trustee for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including legal fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(f) or Section 5.1(g), the expenses (including the reasonable fees and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or provincial bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the termination of this Indenture and resignation or removal of the Trustee.

6.8 Conflicting Interests.

(a) If the Trustee has or shall acquire any conflicting interest, as defined in this Section, with respect to the Securities, it shall within 90 days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign in the manner and with the effect hereinafter specified in this Section.

(b) In the event that the Trustee shall fail to comply with the provisions of Subsection (a) of this Section with respect to the Securities, the Trustee shall, within 10 days after the expiration of such 90-day period, transmit by mail to the Corporation, and all Holders, as their names and addresses appear in the Security Register, notice of such failure.

(c) For the purposes of this Section, the Trustee shall be deemed to have a conflicting interest with respect to the Securities if a Default has occurred and is continuing and:

(i) The Trustee is trustee under another indenture under which any other securities or certificates of interest or participation in any other securities of the Corporation or the Guarantor are outstanding, unless such other indenture is a collateral trust indenture under which the only collateral consists of Securities issued under this Indenture;

(ii) the Trustee or any of its directors or executive officers is an obligor upon the Securities or an underwriter of the Corporation or the Guarantor;

(iii) the Trustee directly or indirectly controls or is directly or indirectly controlled by or is under direct or indirect common control with the Corporation, the Guarantor or an underwriter for the Corporation or the Guarantor;

(iv) the Trustee or any of its directors or executive officers is a director, officer, partner, employee, appointee, or representative of the Corporation or the Guarantor, or of an underwriter (other than the Trustee itself) for the Corporation or the Guarantor who is currently engaged in the business of underwriting, except that (A) one individual may be a director or an executive officer, or both, of the Trustee and a director or an executive officer, or both, of the Corporation or the Guarantor but may not be at the same time an executive officer of both the Trustee and the Corporation or the Guarantor; (B) if and so long as the number of directors of the Trustee in office is more than nine, one additional individual may be a director or an executive officer, or both, of the Trustee and a director of the Corporation or the Guarantor, and (C) the Trustee may be designated by the Corporation or the Guarantor or by any underwriter for the Corporation or the Guarantor to act in the capacity of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent or depositary, or in any other similar capacity, or subject to the provisions of paragraph (i) of this Subsection, to act as trustee, whether under an indenture or otherwise;

(v) 10% or more of the voting securities of the Trustee is beneficially owned either by the Corporation or the Guarantor or by any director, partner or executive officer thereof, or 20% or more of such voting securities is beneficially owned, collectively, by any two or more of such persons; or 10% or more of the voting securities of the Trustee is beneficially owned either by an underwriter for the Corporation or the Guarantor or by any director, partner or executive officer thereof, or is beneficially owned, collectively, by any two or more such persons;

(vi) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), (i) 5% or more of the voting securities, or 10% or more of any other class of security, of the Corporation or the Guarantor not including the Securities issued under this Indenture and securities issued under any other indenture for which the Trustee is also trustee, or (B) 10% or more of any class of security of an underwriter of the Corporation or the Guarantor;

(vii) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 5% or more of the voting securities of any person who, to the knowledge of the Trustee, owns 10% or more of the voting securities of, or controls directly or indirectly or is under direct or indirect common control with, the Corporation or the Guarantor;

(viii) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 10% or more of any class of security of any person who, to the knowledge of the Trustee, owns 50% or more of the voting securities of the Corporation or the Guarantor; or

(ix) the Trustee owns, on January 1 in any calendar year, in the capacity of executor, administrator, testamentary or *inter vivos* trustee, guardian, committee or conservator, or in any other similar capacity, an aggregate of 25% or more of the voting securities, or of any class of security, of any person, the beneficial ownership of a specified percentage of which would have constituted a conflicting interest under paragraph (vi), (vii) or (viii) of this Subsection. As to any such securities of which the Trustee acquired ownership through becoming executor, administrator or testamentary trustee of an estate which included them, the provisions of the preceding sentence shall not apply, for a period of two years from the date of such acquisition, to the extent that such securities included in such estate do not exceed 25% of such voting securities or 25% of any such class of security. Promptly after January 1 in each calendar year, the Trustee shall make a check of its holdings of such securities in any of the above-mentioned capacities as of such January 1. If payment in full of the principal of, premium (if any), or interest on any of the Securities is not made when and as the same becomes due and payable, and such failure continues for 30 days thereafter, the Trustee shall make a prompt check of its holdings of such securities in any of the above-mentioned capacities as of the date of the expiration of such 30-day period, and after such date, notwithstanding the foregoing provisions of this paragraph, all such securities so held by the Trustee, with sole or joint control over such securities vested in it, shall, but only so long as such failure shall continue, be considered as though beneficially owned by the Trustee for the purposes of paragraphs (vi), (vii) or (viii) of this Subsection.

The specification of percentages in paragraphs (v) to (ix), inclusive, of this Subsection shall not be construed as indicating that the ownership of such percentages of the securities of a person is or is not necessary or sufficient to constitute direct or indirect control for the purposes of paragraphs (iii) or (vii) of this Subsection.

For the purposes of paragraphs (vi), (vii), (viii) and (ix) of this Subsection only: (x) the terms "security" and "securities" shall include only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay moneys lent to a person by one or more banks, trust companies or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness; (y) an obligation shall be deemed to be "in default" when a default in payment of principal shall have continued for 30 days or more and shall not have been cured; and (z) the Trustee shall not be deemed to be the owner or holder of (A) any security which it holds as collateral security, as trustee or otherwise, for an obligation which is not in default as defined in clause (y) above, or (B) any security which it holds as collateral security under this Indenture, irrespective of any default hereunder, or (C) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, or in any similar representative capacity.

(d) For the purposes of this Section:

(i) the term "underwriter", when used with reference to the Corporation or the Guarantor, means every person who, within three years prior to the time as of which the determination is made, has purchased from the Corporation or the Guarantor with a view to, or has offered or sold for the Corporation or the Guarantor in

connection with, the distribution of any security of the Corporation or the Guarantor outstanding at such time, or has participated or has had a direct or indirect participation in any such undertaking, or has participated or has had a participation in the direct or indirect underwriting of any such undertaking, but such term shall not include a person whose interest was limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission;

(ii) the term "director" means any director of a corporation or any individual performing similar functions with respect to any organization, whether incorporated or unincorporated;

(iii) the term "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, an unincorporated organization or a government or political subdivision thereof. As used in this paragraph, the term "trust" shall include only a trust where the interest or interests of the beneficiaries are evidenced by a security;

(iv) the term "voting security" means any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a person, or any security issued under or pursuant to any trust, agreement or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such security are currently entitled to vote in the direction or management of the affairs of a person;

(v) the term "Corporation" means any obligor upon the Securities (including without limitation any guarantor thereof); and

(vi) the term "executive officer" means the president, every vice president, every trust officer, the cashier, the secretary and the treasurer of a corporation, and any individual customarily performing similar functions with respect to any organization whether incorporated or unincorporated, but shall not include the chairman of the board of directors;

(e) The percentages of voting securities and other securities specified in this Section shall be calculated in accordance with the following provisions:

(i) A specified percentage of the voting securities of the Trustee, the Corporation, the Guarantor or any other person referred to in this Section (each of whom is referred to as a "person" in this paragraph) means such amount of the outstanding voting securities of such person as entitles the holder or holders thereof to cast such specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such person are entitled to cast in the direction or management of the affairs of such person;

(ii) A specified percentage of a class of securities of a person means such percentage of the aggregate amount of securities of the class outstanding;

(iii) The term "amount", when used in regard to securities, means the principal amount if relating to evidences of indebtedness, the number of shares if relating to capital shares and the number of units if relating to any other kind of security;

(iv) The term "outstanding" means issued and not held by or for the account of the issuer. The following securities shall not be deemed outstanding within the meaning of this definition:

(A) securities of an issuer held in a sinking fund relating to securities of the issuer of the same class;

(B) securities of an issuer held in a sinking fund relating to another class of securities of the issuer, if the obligation evidenced by such other class of securities is not in default as to principal or interest or otherwise;

(C) securities pledged by the issuer thereof as security for an obligation of the issuer not in default as to principal or interest or otherwise; and

(D) securities held in escrow if placed in escrow by the issuer thereof:

provided, however, that any voting securities of an issuer shall be deemed outstanding if any person other than the issuer is entitled to exercise voting rights thereof.

(v) A security shall be deemed to be of the same class as another security if both securities confer upon the holder or holders thereof substantially the same rights and privileges; *provided, however*, that, in the case of secured evidences of indebtedness, all of which are issued under a single indenture, differences in the interest rates or maturity dates of various series thereof shall not be deemed sufficient to constitute such series different classes and provided, further, that, in the case of unsecured evidences of indebtedness, differences in the interest rates or maturity dates thereof shall not be deemed sufficient to constitute them securities of different classes, whether or not they are issued under a single indenture.

6.9 Corporate Trustee Required, Eligibility.

There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States or of any state of the United States which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or State authority. Such Trustee shall have a combined capital and surplus of at least $50,000,000 and maintain a Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this

Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10 Resignation and Removal; Appointment of Successor.

The Trustee may resign at any time by giving written notice thereof to the Corporation and the Guarantor, provided that no resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

The Trustee may be removed at any time by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities, delivered to the Trustee, to the Corporation and to the Guarantor.

If at any time:

(a) the Trustee shall fail to comply with Section 6.8 after written request therefor by the Corporation or the Guarantor or by any Holder who has been a bona fide Holder of a Security for at least six months; or

(b) the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Corporation or by any such Holder; or

(c) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, (A) the Corporation by Corporation Order or by Guarantor Order may remove the Trustee, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after (i) the giving of such notice of resignation or (ii) the removal of the Trustee by the Corporation pursuant to Corporation Order, the Trustee who so resigned or been removed may petition at the expense of the Corporation any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Corporation, by a Corporation Order shall promptly appoint a successor Trustee (it being understood that at any time there shall be only one Trustee) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities delivered to the Corporation, the Guarantor and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Corporation. If no successor Trustee shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

The Corporation shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders of Securities in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

6.11 Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation, the Guarantor and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee, but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its fees and expenses, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee, the Corporation, the Guarantor, the retiring Trustee and each successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee, but, on request of the Corporation, or any

successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

Upon request of any such successor Trustee, the Corporation and the Guarantor shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12 Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

6.13 Appointment of Authenticating Agent.

The Trustee, with the prior written consent of the Corporation and the Guarantor and after giving notice of the appointment described in this Section 6.13 in the manner provided in Section 1.6 to all Holders of Securities may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Securities issued upon original issue and upon exchange or registration of transfer or pursuant to Section 3.8, and the Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and the Guarantor and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent

shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee, to the Corporation and to the Guarantor. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent, to the Corporation and to the Guarantor. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and the Guarantor and shall give notice of such appointment in the manner provided in Section 1.6 to all Holders of Securities. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation and the Guarantor agree to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment is made pursuant to this Section, the Securities may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Corporation's 4.8% Senior Notes due 2009 referred to in the within-mentioned Indenture.

Dated: ________________

THE BANK OF NEW YORK
As Trustee

By ____________________________
As Authenticating Agent

By ______________________________
Authorized Officer

ARTICLE 7
HOLDERS' LISTS AND REPORTS BY TRUSTEE, CORPORATION AND THE GUARANTOR

7.1 Corporation To Furnish Trustee Names and Addresses of Holders.

The Corporation will furnish or cause to be furnished to the Trustee:

(a) semi-annually, not later than the Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities as of a date not more than 15 days prior to such Regular Record Date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Corporation of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

7.2 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders received by the Trustee in its capacity as Security Registrar.

(b) If three or more Holders (herein referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders with respect to their rights under this Indenture or under the Securities and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either:

(i) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.2(a); or

(ii) inform such applicants as to the approximate number of Holders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a), and as to the approximate cost of

mailing to such Holders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a) a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender the Trustee shall mail to such applicants, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interest of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion.

(c) Every Holder, by receiving and holding Securities, agrees with the Corporation and the Trustee that neither the Corporation nor the Trustee nor any agent thereof shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.2(b) regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.2(b).

7.3 Reports by Trustee.

The Trustee shall, within 60 days after each May 15 following the date of this Indenture, deliver a brief report, dated as of such May 15, which reports each item that would be required to be reported under Section 3.13(a) of the Trust Indenture Act if the Indenture were then qualified under the Trust Indenture Act, but such report need not be delivered if it would not have been required by the Trust Indenture Act.

7.4 Reports by Corporation.

The Corporation shall file with the Trustee, within 120 days after the last day of each Fiscal Year of the Corporation and the Guarantor, while the Guarantee is in effect, financial statements showing the consolidated financial conditions and results of operations of the Corporation and the Guarantor, as the case may be, as of, and for the year ended on, such last day, accompanied by the opinion, without material qualifications, of the independent chartered accountants of the Corporation or the Guarantor, as the case may be, and within 60 days after the last day of each of the first three Fiscal Quarters of the Corporation and the Guarantor, while the Guarantee is in effect, (commencing as of the Fiscal Quarter ended September 30, 2004), supplemental financial information of the Corporation and unaudited quarterly consolidated financial statements of the Guarantor, as the case may be, showing the financial conditions and results of operations of the Corporation and the Guarantor, as the case may be, as of, and for the period from the beginning of the current Fiscal Year to, such last day. Delivery of such reports, information and documents to the Trustee is for informational purposes only

and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

8.1 Corporation May Consolidate, Etc., Only on Certain Terms.

Neither the Corporation nor, while the Guarantee is in effect, the Guarantor shall consolidate or amalgamate with or merge with or into or enter into any statutory arrangement with any other Person (other than a consolidation, amalgamation, merger or statutory arrangement of a subsidiary of the Corporation into the Corporation), or convey, transfer or lease all or substantially all of its Property to any Person, unless:

(a) the entity formed by or continuing from such consolidation or amalgamation or into which the Corporation or the Guarantor, as the case may be, is merged or with which the Corporation or the Guarantor, as the case may be, enters into such statutory arrangement or the Person which acquires or leases all or substantially all of the Corporation's or the Guarantor's Property, as the case may be, (A) shall be a Person organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof and (B) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the Corporation's and the Guarantor's obligation for the due and punctual payment of the principal of, premium (if any) and interest on all the Securities and the due and punctual performance and observance of the covenants and conditions of this Indenture on the part of the Corporation or the Guarantor, as the case may be, to be performed or observed;

(b) immediately before and after giving effect to such transaction, no Default or Event of Default, shall have happened and be continuing; and

(c) the Corporation, the Guarantor or such Person, as the case may be, shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such amalgamation, statutory arrangement, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall only apply to (A) a merger, amalgamation, statutory arrangement or consolidation in which the Corporation, or the Guarantor, as the case may be, is not the surviving entity, and (B) conveyances, leases and transfers by the Corporation or Guarantor, as the case may be, as transferor or lessor.

8.2 Successor Substituted.

Upon any consolidation of the Corporation or the Guarantor with, or merger or amalgamation of the Corporation or the Guarantor, as the case may be, into, any other Person or any conveyance, transfer or lease of the properties and assets of the Corporation or the Guarantor, as the case may be, substantially as an entirety in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Corporation or the Guarantor, as the case may be, is merged or amalgamated or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation or the Guarantor, as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Corporation or a Guarantor, as the case may be, herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE 9
SUPPLEMENTAL INDENTURES

9.1 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Corporation and the Guarantor, when authorized by Board Resolutions, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto or otherwise amend this Indenture, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Corporation or the Guarantor, as the case may be, and the assumption by any such successor of the covenants of the Corporation or the Guarantor, as the case may be, in this Indenture and in the Guarantee or the Securities; or

(b) to add to the covenants of the Corporation or the Guarantor for the benefit of the Holder of the Securities or to surrender any right or power herein conferred upon the Corporation or the Guarantor; or

(c) to add any additional Events of Default for the benefit of the Holders of the Securities; or

(d) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

(e) to secure the Securities pursuant to Section 10.5 or otherwise; or

(f) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee pursuant to the requirements of Section 6.11; or

(g) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action pursuant to this clause (g) shall not adversely affect the interests of the Holders of Securities in any material respect; or

(h) to make any other change that does not adversely affect the interests of any Holder of Securities, in any material respect.

9.2 Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities, by Act of said Holders delivered to the Corporation, the Guarantor and the Trustee, the Corporation and the Guarantor, when authorized by Board Resolutions, the Guarantor and the Trustee may enter into an indenture or indentures supplemental hereto, amendments to this Indenture or waivers for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of the Securities under this Indenture; *provided, however*, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a) change the Stated Maturity of the principal of, premium (if any), or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or the redemption price payable upon the redemption thereof, or reduce the amount of the principal of any Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 or alter the redemption or repurchase provisions with respect thereto, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

(b) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(c) modify any of the provisions of this Section, Section 5.13 or Section 10.4, except to increase any such percentage or to provide that certain other

provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; *provided, however*, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11 and 9.1(f);

(d) reduce the relative ranking of any Securities in a manner adverse to Holders;

(e) release any security that may have been granted in respect of the Securities; or

(f) modify or amend any of the provisions of this Indenture relating to any Guarantee of the Securities in any manner adverse to the Holders of such Securities.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amendment, waiver or supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

9.3 Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

9.4 Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

9.5 Conformity with Trust Indenture Act.

Every supplemental indenture or amendment executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act if at that date the Indenture shall then be qualified under the Trust Indenture Act.

9.6 Reference in Securities to Supplemental Indentures.

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee,

bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Corporation shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

ARTICLE 10
COVENANTS

10.1 Payment of Principal and Interest.

The Corporation will duly and punctually pay or cause to be paid to every Holder of every Security issued hereunder the principal thereof, premium (if any) and interest accrued thereon, if any (including, in the case of Default, interest in accordance with the terms of the Securities at the rate specified therein on the amount in default), on the dates and at the places, in the currencies and in the manner mentioned herein and in such Securities.

10.2 Keeping of Books.

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with Canadian GAAP.

10.3 Preservation of Existence.

Subject to the provisions of Article Eight, the Corporation and, while the Guarantee is in effect, the Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate or legal existence.

10.4 Provision of Information.

For so long as any Securities remain outstanding and are "restricted securities" within the meaning of Rule 144 under the Securities Act, the Corporation will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser designated by such a Holder, upon request of such Holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Corporation and the Guarantor, while the Guarantee is in effect, to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, each of the Corporation and the Guarantor, while the Guarantee is in effect, is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision) and no such information about the Corporation or the Guarantor is otherwise required pursuant to Rule 144A.

10.5 Limitations on Liens.

The Corporation hereby covenants and agrees with the Trustee that, so long as any Securities remain outstanding, the Corporation will not, and will not permit any Restricted Subsidiary of the Corporation to, create, incur or assume any Lien on or with respect to any Property of the Corporation or any such Restricted Subsidiary, as the case may be, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Securities are secured equally and ratably with (or prior to) any and all other obligations secured by such Lien, except for:

(a) any Lien existing on any Property of a Person at the time such Person is merged, amalgamated or consolidated with or into the Corporation or any such Restricted Subsidiary, provided that such Liens are not extended to other Property of the Corporation or any such Restricted Subsidiary;

(b) any Lien existing on any Property at the time of the acquisition thereof, provided that such Liens are not extended to other Property of the Corporation or any such Restricted Subsidiary;

(c) Liens existing as of the Issue Date;

(d) Liens to secure any extension, renewal, refinancing, refunding, exchange or replacement (or successive extensions, renewals, refinancings, refundings, exchanges or replacements), in whole or in part, or for any Indebtedness secured by Liens referred to in the foregoing clauses (a) through (c), this clause (d) and clauses (i), (k), (l), (m) and (n) below; *provided, however*, that (i) such new Lien shall be limited to all or part of the same Property that secured the original Lien, plus improvements on such Property and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount of the Indebtedness secured by such Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such extension, renewal, refinancing, refunding, exchange or replacement.

(e) any Lien incidental to the normal conduct of the business of the Corporation or any such Restricted Subsidiary, the ownership of its Property or the conduct in the ordinary course of its business (including, without limitation, (i) easements, rights of way and similar encumbrances, (ii) rights of lessees under leases, (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Corporation or any such Restricted Subsidiary or on deposit with or in the possession of such banks, (iv) Liens imposed by law, including without limitation, Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and (v) Liens Incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice) in each case which are not Incurred in connection with the borrowing

of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Corporation and its Restricted Subsidiaries taken as a whole;

(f) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, so long as accruals have been established to the extent required by Canadian GAAP;

(g) Liens Incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as accruals have been established to the extent required by Canadian GAAP and so long as such Liens do not encumber assets by an amount in excess of 10% of the Consolidated Tangible Assets;

(h) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Corporation or any of its Restricted Subsidiaries;

(i) Liens securing a Hedging Agreement;

(j) Liens resulting from the pledge of Capital Stock of a Person that is not a Restricted Subsidiary;

(k) Oil and Gas Liens Incurred in the ordinary course of business of the Corporation or any Restricted Subsidiary;

(l) Liens on pipelines, pumping stations or other pipeline facilities, drilling, mining and extraction equipment, production equipment, platforms, power plants and utilities, tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that, such Lien is Incurred to finance the acquisition by the Corporation or any such Restricted Subsidiary of such property or assets within 90 days after such acquisition and such Lien shall be limited to the specified property or assets being financed;

(m) Liens on current assets (current assets as determined in accordance with Canadian GAAP) given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is Incurred or the date of any renewal or extension thereof;

(n) Liens on any Property (including, for certainty, any mining reclamation trust or similar arrangement in connection with any reclamation or clean-up

obligations to the extent any such trust or similar arrangement may constitute a Lien) incurred to secure all or any part of any Indebtedness or obligations relating to the reclamation and clean-up of any properties, facilities and interests and surrounding lands whether or not owned by the Corporation or a Restricted Subsidiary, the plugging or abandonment of wells and decommissioning or removal of structures or facilities located on such properties or facilities provided such Liens, Indebtedness or obligations are incurred prior to, during or within two years after the completion of reclamation and clean-up or such other activity;

(o) Liens in respect of the joint development, operation or present or future reclamation, clean-up or abandonment of properties, facilities and surrounding lands or related production or processing as security in favor of any other owner or operator of such assets for the Corporation's or any Restricted Subsidiary's portion of the costs and expenses of such development, operation, reclamation, clean-up or abandonment;

(p) Liens on any Property in favor of a government within Canada or the United States or any political subdivision, department, agency or instrumentality thereof to secure the performance of any covenant or obligation to or in favor of or entered into at the request of any such authorities where such Lien is required pursuant to any contract, statute, order or regulation; and

(q) Liens not otherwise permitted by clauses (a) through (p) encumbering assets having an aggregate Fair Market Value at the date of incurrence of the most recent such Lien not in excess of 10% of Consolidated Tangible Assets.

10.6 Notice of Default.

The Corporation shall notify the Trustee in writing immediately upon obtaining knowledge of any Event of Default or any event which would, with notification or with the lapse of time or otherwise, constitute an Event of Default hereunder.

10.7 Annual Certificate of Compliance.

The Corporation will deliver to the Trustee, within 120 days after the end of each Fiscal Year, a Compliance Certificate as to the knowledge of such officer who executes the Compliance Certificate of the Corporation's compliance with all conditions and covenants in this Indenture certifying that, after reasonable investigation and inquiry, the Corporation is in compliance with all covenants, conditions or other requirements contained in this Indenture, the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

10.8 Performance of Covenants by Trustee.

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Trustee may notify the Holders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Holders. All sums so expended or advanced by the Trustee in such performance shall be reimbursable as provided in Section 6.7. No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder.

10.9 Not to Accumulate Interest.

In order to prevent any accumulation after maturity of unpaid interest, the Corporation covenants with the Trustee that it will not, directly or indirectly, extend or assent to the extension of time for payment of any interest on any Security or be a party to or approve any such arrangement by purchasing or funding any of such interest or in any other manner. In case the time for payment of any such interest shall be so extended, whether for a definite period or otherwise, such interest shall not be entitled in case of Default hereunder to the benefit of this Indenture except subject to the prior payment in full of the principal of all Securities issued hereunder and then outstanding and of all interest on such Securities, the payment of which has not been so extended, and of all other moneys payable hereunder.

10.10 Additional Amounts.

All payments made by the Corporation or the Guarantor, as the case may be, under or with respect to the Securities or the Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("**Taxes**"), unless the Corporation or the Guarantor, as the case may be, is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the Issue Date, the Corporation or the Guarantor, as the case may be, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities or the Guarantee, the Corporation or the Guarantor, as the case may be, will pay as additional interest to each Holder of Securities that are Outstanding on the date of the required payment, such additional amounts ("**Additional Amounts**") as may be necessary so that the net amount received by such Holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder of the Securities (an "**Excluded Holder**"):

(a) with which the Corporation or the Guarantor, as the case may be, does not deal at arm's length (within the meaning of the *Income Tax Act* (Canada)) at the time of making such payment; or

(b) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder.

The Corporation or the Guarantor, as the case may be, will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Corporation or the Guarantor, as the case may be, will furnish, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, to the Holders of Securities that are Outstanding on the date of the required payment, copies of tax receipts evidencing that such payment has been made by the Corporation or the Guarantor, as the case may be. The Corporation and the Guarantor will indemnify and hold harmless each Holder of Securities that are Outstanding on the date of the required payment (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (a) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities or the Guarantee, (b) any liability (including, without limitation, penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under clause (a) or (b) above but excluding any such Taxes on such Holder's net income.

At least 30 days prior to each date on which any payment under or with respect to the Securities or the Guarantee is due and payable, if the Corporation and the Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Corporation or the Guarantor will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, and the amount so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the Holders of the Securities on the payment date. Whenever in this Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Securities, (c) interest, or (d) any other amount payable on or with respect to any of the Securities or the Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

10.11 Maintenance of Office or Agency.

The Corporation and the Guarantor will maintain in each Place of Payment for the Securities an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation or the Guarantor in respect of the Securities and this Indenture may be served. The Corporation and the Guarantor will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation and the Guarantor shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands

may be made or served at the Corporate Trust Office of the Trustee, and each of the Corporation and the Guarantor hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Corporation or the Guarantor of its obligation to maintain an office or agency in each Place of Payment for Securities for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

10.12 Money for Security Payments To Be Held in Trust.

If the Corporation or any of its Affiliates (except such Affiliates providing commercial banking services to the Corporation or its subsidiaries upon commercially reasonable terms in the ordinary course of such Affiliate's business) shall at any time act as Paying Agent, it will, on or before each due date of the principal of or any premium or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for the Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided in the following paragraph, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent for the Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (a) hold all sums held by it for the payment of the principal of, premium (if any), or interest on the Securities in trust for the benefit of the Holders of the Securities until such sums shall be paid to such Holders or otherwise disposed of as herein provided; (b) give the Trustee notice of any Default by the Corporation or the Guarantor (or any other obligor upon the Securities) in the making of any payment of principal, premium (if any), or interest; (c) during the continuance of any Default by the Corporation or the Guarantor in the making of any payment in respect of the Securities, and upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities; and (d) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent.

The Corporation or the Guarantor may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or

by Corporation Order or Guarantor Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

The Trustee and the Paying Agent shall promptly pay to the Corporation upon Corporation Request (or, if deposited by the Guarantor, pay the Guarantor upon its Guarantor Request) any money or securities held by them at any time in excess of amounts required to pay principal of, premium (if any) or interest on the Securities.

Any money deposited with the Trustee or any other Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium or interest on any Security and remaining unclaimed for one year after such principal, premium or interest has become due and payable may be paid to the Corporation on Corporation Request, (or, if deposited by the Guarantor, paid to the Guarantor upon its Guarantor Request) or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation or the Guarantor for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified herein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation or the Guarantor, as the case may be.

10.13 Waiver of Certain Covenants.

The Corporation and the Guarantor, as the case may be, may omit in any particular instance to comply with any term, provision or condition set forth in any of Sections 10.4 and 10.5, if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the Outstanding Securities shall, by Act of such Holders and on behalf of the Holders of all Securities, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the Guarantor and the duties of the Trustee in respect of any such term, provision or condition shall remain in fill force and effect.

ARTICLE 11
REDEMPTION OF SECURITIES

11.1 Redemption for Taxation Reasons.

The Corporation may, at any time, redeem, in whole but not in part, the Outstanding Securities at a redemption price of 100% of the principal amount thereof, plus accrued interest, if any, to the date of redemption if the Corporation or the Guarantor has become or would become obligated to pay any Additional Amounts in accordance with Section 10.10 in respect of such Securities or in respect of the Guarantee as a result of (a) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (b) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the Issue Date.

No notice of such redemption may be given earlier than 30 days prior to the earliest date on which the Corporation or the Guarantor would but for such redemption be obligated to pay such Additional Amounts and at the time such notice is given, such obligation to pay such Additional Amounts shall remain in effect. At the time of the giving of any notice of redemption of Securities pursuant to this Section 11.1, the Corporation shall deliver to the Trustee an Officers' Certificate stating that the Corporation is entitled to effect such redemption and setting forth in reasonable detail a statement of facts showing that the conditions precedent to the right of the Corporation to so redeem the Securities have occurred, upon which statement the Trustee shall conclusively rely without any investigation whatsoever.

11.2 Optional Redemption.

The Securities will be redeemable, in whole or in part, at the option of the Issuer at any time at a Redemption Price equal to the greater of:

(1) 100% of the principal amount of the Securities, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (exclusive of interest accrued to the date of redemption) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points,

plus, in each case, accrued interest thereon to the Redemption Date.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made *pro rata*, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate

principal amount of $1,000 or less shall be redeemed in part. A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Security.

11.3 Election To Redeem, Notice to Trustee.

The election of the Corporation to redeem any Securities shall be evidenced by a Board Resolution. In case of any redemption at the election of the Corporation of all the Securities, the Corporation shall, at least 45 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities to be redeemed.

11.4 Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities, at his or her address appearing in the Security Register.

All notices of redemption shall identify the Securities to be redeemed (including CUSIP number) and state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and

(d) the place or places where each such Security is to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation's request, by the Trustee in the name and at the expense of the Corporation and shall be irrevocable.

11.5 Deposit of Redemption Price.

Prior to any Redemption Date, the Corporation shall deposit with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.12 an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date. Upon Corporation Order, the Paying Agent shall promptly return to the Corporation any money so deposited which is not required for such purpose.

11.6 Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Corporation shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Corporation at the Redemption Price, together with accrued interest to the Redemption Date; *provided, however*, that, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.9.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

11.7 Purchase of Securities.

The Corporation and the Guarantor shall have the right at any time and from time to time to purchase securities in the open market or otherwise at any price.

ARTICLE 12
DEFEASANCE AND COVENANT DEFEASANCE

12.1 Defeasance and Discharge.

Each of the Corporation and the Guarantor shall be deemed to have been discharged from its obligations with respect to the Securities and the related Guarantee as provided in this Section on and after the date the conditions set forth in Section 12.3 are satisfied (hereinafter called "**Defeasance**"). For this purpose, such Defeasance means that each of the Corporation and the Guarantor shall be deemed to have paid and discharged the entire indebtedness represented by the Securities and to have satisfied all its other obligations under the Securities and this Indenture insofar as the Securities are concerned (and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), subject to the following, which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of the Securities to receive, solely from the trust fund described in Section 12.3 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on the Securities when payments are due, (b) the Corporation's or the Guarantor's obligations with respect to the Securities under Sections 3.4, 3.5, 3.6, 3.7, 3.8, 10.11, 10.12 and Section 10.10, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, each of the Corporation and the Guarantor may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 12.2 applied to the Securities.

12.2 Covenant Defeasance.

(a) Each of the Corporation and the Guarantor shall be released from its obligations under Sections 7.4, 10.4 and 10.5; and

(b) the occurrence of any event specified in Section 5.1(c), with respect to Sections 7.4, 10.4 and 10.5, and any such covenants provided pursuant to Section 5.1(c) shall be deemed not to be or result in an Event of Default;

in each case with respect to the Securities as provided in this Section on and after the date the conditions set forth in Section 12.3 are satisfied (hereinafter called "**Covenant Defeasance**"). For this purpose, such Covenant Defeasance means that, with respect to the Securities, the Corporation and the Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 5.1(c)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or Article or by reason of any reference in any such Section or Article to any other provision herein or in any other document, but the remainder of this Indenture and the Securities shall be unaffected thereby.

12.3 Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 12.1 or Section 12.2 to the Securities:

(a) The Corporation or the Guarantor shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.9 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purposes of making payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of the Securities, money or U.S. Government Obligations, or a combination thereof, in an amount which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment, money in an amount, in each case sufficient, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on the Securities on the Stated Maturities in accordance with the terms of this Indenture and the Securities.

(b) With respect to Section 12.1, the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the Corporation has received from the United States Internal Revenue Service a ruling to the effect that, and based thereon such opinion shall confirm that, the Holders of the Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to the Securities and will be subject to United States federal income tax on the same amount, in the same manner and

at the same times as would have been the case if such deposit, Defeasance and discharge were not to occur.

(c) With respect to Section 12.2, the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to the Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(d) The Corporation shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance as applicable, had not occurred. This condition may not be waived by any Holder or the Trustee.

(e) The Corporation shall have delivered to the Trustee an Officers' Certificate to the effect that the Securities, if then listed on any securities exchange, will not be delisted as a result of such deposit.

(f) No Default shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 5.1(f) and 5.1(g), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(g) Neither the Corporation nor the Guarantor is an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit or at any time during the period ended on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(h) The Corporation or the Guarantor, as the case may be, shall have delivered to the Trustee an Officers' Certificate stating that the deposit made by the Corporation or the Guarantor, as the case may be, pursuant to its election under this Section was not made by the Corporation with the intent of preferring the Holders over other creditor of the Corporation or the Guarantor, as the case may be, or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation, the Guarantor or others.

(i) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest under Section 6.8 (assuming the Securities are in Default).

(j) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Corporation is a party or by which it is bound.

(k) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

(l) The Corporation shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

12.4 Deposited Money and U.S. Government Obligations To Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 10.12, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 12.5, the Trustee and any such other trustee are referred to collectively as the "**Trustee**") pursuant to Section 12.3 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Holders of the Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Corporation and the Guarantor shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 12.3 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation or the Guarantor from time to time upon Corporation Request or Guarantor Request, as the case may be, any money or U.S. Government Obligations held by it as provided in Section 12.3 with respect to any Securities which, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to the Securities.

12.5 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and the Securities from which the Corporation has been discharged or released pursuant to Section 12.1 or 12.2 or the obligations of the Guarantor under its Guarantee from which the Guarantor has been discharged or released pursuant to Section 12.1 or 12.2, shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to the Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 12.4 with respect to the Securities in accordance with this Article; *provided, however*, that if the Corporation or the Guarantor makes any payment of principal of or any premium or interest on any Security following such reinstatement of its obligations, the Corporation or the Guarantor shall be subrogated to the rights (if any) of the Holders of the Securities to receive such payment from the money so held in trust.

ARTICLE 13
GUARANTEE

13.1 Guarantee.

Concurrently with the execution of this Indenture, the Guarantor shall entered into a Guarantee, in the form set out in Section 2.7 hereof, pursuant to which the Guarantor shall irrevocably guarantee to the Holders of the Securities, the due and punctual payment of the principal of, premium (if any) and interest on each Security, and any Additional Amount that may be payable with respect to the Securities, when and as the same shall become due and payable, whether at Stated Maturity or by declaration of acceleration, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Securities, to the extent lawful, and the due and punctual performance of all other obligations of the Corporation to the Holders or the Trustee all in accordance with the terms of the Securities and this Indenture (collectively, the "Guaranteed Obligations")

13.2 Obligations of the Guarantor Unconditional.

Nothing contained in this Article, elsewhere in this Indenture or in any Security is intended to or shall impair, as between the Guarantor and the Holders, the obligations of the Guarantor which obligations are independent of the obligations of the Corporation under the Securities and this Indenture and are absolute and unconditional, to pay to the Holders the Guaranteed Obligations as and when the same shall become due and payable in accordance with the provisions of this Indenture, or is intended to or shall affect the relative rights of the Holders and creditors of the Guarantor, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon Default under this Indenture.

13.3 No Recourse to Unitholders of Guarantor.

Each Holder of a Security and the Trustee acknowledge that, with respect to the obligations of the Guarantor, the Corporation, as manager of the Guarantor, is entering into the Indenture and the Guarantee solely on behalf of the Guarantor and the obligations of the Guarantor thereunder shall not be personally binding upon the Manager (in its capacity as manager of the Guarantor), the COST Trustee, as trustee of the Guarantor, or any of the unitholders of the Guarantor or any annuitant under a plan of which a unitholder is a trustee or carrier (an "annuitant"), and that any recourse against the Guarantor, the COST Trustee, the Manager (in its capacity as manager of the Guarantor), any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising thereunder or arising in connection therewith or from the matters to which the Indenture or the Guarantee relate, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the assets of the Guarantor.

13.4 Ranking of Guarantee.

The Guarantor covenants and agrees, and each Holder of a Security by his acceptance thereof likewise covenants and agrees, that the Guarantee will be a direct and unsecured obligation of the Guarantor ranking *pari passu* in right of payment with all other existing and future unsecured and unsubordinated obligations of the Guarantor.

13.5 Release of Guarantor.

(a) The Guarantee of the Guarantor shall terminate and be of no further force and effect upon the transfer, directly or indirectly, by the Guarantor to the Corporation or a Restricted Subsidiary of the Corporation of the 3.75% working interest in the Syncrude Joint Venture currently held indirectly through Canadian Oil Sands Commercial Trust and the SubPartnership.

(b) Upon the delivery by the Guarantor to the Trustee of an Officers' Certificate certifying that the transfer referred to in paragraph (a) has occurred, the Trustee shall execute any documents reasonably requested by the Guarantor in order to evidence the termination of the Guarantor's Guarantee.

(c) In the event that the Guarantor is released from the Guarantee pursuant to this Section 13.5 it shall cease to be a Guarantor for all purposes of this Indenture.

ARTICLE 14
CONCERNING THE HOLDERS

14.1 Action by Holders.

Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of Securities may take any action (including the

making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage have joined therein may be evidenced (a) by an instrument or a number of instruments as provided in Section 1.4, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article Fourteen, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders.

14.2 Proof of Record of Holders' Meeting.

Subject to the provisions of Sections 6.1 and 15.5, the record of any Holders' meeting shall be proved in the manner provided in Section 15.6.

14.3 Identification of Corporation Securities.

Upon request of the Trustee, the Corporation shall promptly furnish to the Trustee an Officers' Certificate listing and identifying all Securities, if any, known by the Corporation to be owned or held by or for the account of the Corporation, the Guarantor, or any obligor on the Securities or by any Affiliate of the Corporation or the Guarantor or any obligor on the Securities; and, subject to the provisions of Section 6.1, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are Outstanding for the purpose of any such determination.

14.4 Revocation of Consents; Future Holders Bound.

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 14.1, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included in the Securities the Holders of which have consented to or are bound by consents to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 1.4, revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon, all future holders and owners of such Security and of any Security issued on registration of transfer thereof or in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon any such Security or such other Security.

ARTICLE 15
HOLDERS' MEETINGS

15.1 Purposes of Meetings.

A meeting of Holders of Securities may be called at any time and from time to time pursuant to the provisions of this Article Fourteen for any of the following purposes:

(a) to give any notice to the Corporation, to the Guarantor or to the Trustee, or to give an directions to the Trustee, or to consent to the waiving of any Default hereunder and its consequences, or to take any other action authorized to be taken by Holders of Securities pursuant to any of the provisions of Article Five;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article Six;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.2; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Securities under any other provision of this Indenture or under applicable law.

15.2 Call of Meetings by Trustee.

The Trustee may at any time call a meeting of Holders of Securities to take any action specified in Section 15.1 to be held at such time and at such place in the Borough of Manhattan, The City of New York, as the Trustee shall determine. Notice of every meeting of the Holders of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to all Holders of Securities at their addresses as they shall appear on the Security Register. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting (or, in the case of a meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, not less than 20 nor more than 40 days).

Upon the calling of meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, a record date shall be established for determining Holders of Outstanding Securities entitled to vote at such meeting, which record date shall be the close of business on the day the Trustee mails the Notice of the Meeting of Holders. The Holders on such record date, and their designated proxies, and only such Persons, shall be entitled to vote at such meeting of Holders.

15.3 Call of Meetings by Corporation or Holders.

In case at any time the Corporation or the Guarantor, pursuant to a resolution of its Board of Directors, or the Holders, or their designated proxies, of at least 25% in aggregate principal amount of the Outstanding Securities, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Corporation, the Guarantor or such Holders may determine the time and the place in said Borough of Manhattan for such meeting and may call such meeting to take any action authorized in Section 15.1, by mailing notice thereof as provided in Section 15.2.

15.4 Qualifications for Voting.

To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Securities or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Securities; *provided, however*, that in the case of any meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, only Holders, or their designated proxies, of record of Outstanding Securities on the record date established pursuant to Section 15.2 hereof shall be entitled to vote at such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Corporation and its counsel and any representatives of the Guarantor and its counsel.

15.5 Regulations.

Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit. Except as otherwise permitted or required by any such regulation, the holding of Securities shall be proved in the manner specified in Section 1.4 and the appointment of any proxy shall be proved in the manner specified in said Section 1.4 or by having the signature of the Person executing the proxy witnessed or guaranteed.

The Trustee shall, by an instrument in writing, appoint a temporary chairman and a temporary secretary of the meeting, unless the meeting shall have been called by the Corporation, by the Guarantor or by Holders as provided in Section 15.3, in which case the Corporation, the Guarantor or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman and a temporary secretary. A permanent chairman and a permanent secretary of the meeting shall be elected by the Persons holding or representing a majority of the Outstanding Securities represented at the meeting.

Subject to the provisions of Section 15.4, at any meeting each Holder or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him; *provided, however*, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to this Section) of the meeting to be not Outstanding. Neither the temporary chairman nor the permanent chairman of the meeting shall have a right to vote other than by virtue of Securities held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 15.2 or 15.3 may be adjourned from time to time by the Persons holding or representing a majority of the Securities

represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

At any meeting of the Holders of Securities a quorum shall consist of Holders present in person or by proxy and representing at least 25% in aggregate principal amount of the Outstanding Securities. If a quorum of the Holders of Securities shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is a non-Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders of Securities present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the aggregate principal amount of the Outstanding Securities.

15.6 Voting.

The vote upon any resolutions submitted to any meeting of Holders shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities or of their representatives by proxy. The permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to Section 15.5) of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 15.5) of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 15.5) of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 15.2. The record shall be signed and verified by the affidavits of the permanent chairman and the permanent secretary of the meeting (or if no permanent chairman and/or permanent secretary shall have been elected pursuant to Section 15.5, then the temporary chairman and/or the temporary secretary, as the case may be, shall take such action) and duplicates of such record shall be delivered to the Corporation, the Guarantor and the Trustee. The duplicate of the record delivered to the Trustee will have attached thereto the ballots voted at the meeting and such duplicate and attachments will be preserved by the Trustee.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

15.7 No Delay of Rights by Meeting.

Nothing in this Article Fifteen contained shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Securities.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1 Consent to Jurisdiction and Service of Process.

The Corporation and the Guarantor irrevocably submit to the jurisdiction of any United States federal court (or, if such court refuses to take jurisdiction, any New York State Court) located in the Borough of Manhattan in The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security. The Corporation and the Guarantor irrevocably waive, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. The Corporation and the Guarantor agree that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Corporation and the Guarantor and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Corporation or the Guarantor is subject) by a suit upon such judgment, provided that service of process is effected upon the Corporation and the Guarantor in the manner specified in the following paragraph or as otherwise permitted by law; *provided, however*, that none of the Corporation or the Guarantor does waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment in each case before the trial court of a U.S. federal or State court having appellate jurisdiction over such trial court or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Corporation and the Guarantor will at all times have an authorized agent in the Borough of Manhattan, The City of New York upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Corporation or the Guarantor, as the case may be, shall to the extent permitted by law be deemed in every respect effective service of process upon the Corporation or the Guarantor in any such legal action or proceeding.

By the execution and delivery of this Indenture, each of the Corporation and the Guarantor acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (and any successor entity)

("**CT Corporation**"), 111 Eighth Avenue, 13 Floor, New York, New York, 10011, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities, the Guarantee or this Indenture that may be instituted in any federal or state court in the State of New York, Borough of Manhattan, or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation has accepted such designation.

Each of the Corporation and the Guarantor further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation in full force and effect so long as this Indenture shall be in full force and effect.

The Corporation and the Guarantor hereby consent to process being served in, any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Corporation or the Guarantor, as the case may be, set forth in the first paragraph of this Indenture or to any other address of which the Corporation or the Guarantor, as the case may be, shall have given written notice to the Trustee. The Corporation and the Guarantor irrevocably waive, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service and mailing (i) shall be deemed in every respect effective service of process upon the Corporation or the Guarantor in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service.

To the extent that the Corporation or the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution of otherwise) with respect to itself or its property, each of the Corporation and the Guarantor hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Corporation or the Guarantor in the courts of any jurisdiction or jurisdictions.

16.2 Indenture and Securities Solely Corporate Obligations.

No recourse under or upon any obligation, covenant or agreement of this Indenture, any supplemental indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Corporation or the Guarantor or of any successor corporation or Person thereof, either directly or through the Corporation or the

Guarantor, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Corporation or the Guarantor or of any successor corporation or Person thereof, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this indenture or any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

16.3 Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

16.4 Waiver of Jury Trial

EACH OF THE COMPANY, THE GUARANTOR AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

CANADIAN OIL SANDS LIMITED

By

By /s/

CANADIAN OIL SANDS TRUST, as Guarantor by its manager CANADIAN OIL SANDS LIMITED

By Canadian Oil Sands Limited

By

By /s/

THE BANK OF NEW YORK, as Trustee

By

By /s/

EXHIBIT A

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS FROM RESTRICTED GLOBAL SECURITY TO REGULATION S GLOBAL SECURITY

[date]

The Bank of New York
101 Barclay Street
New York, New York 10286

Re: Canadian Oil Sands Limited
(the "Corporation") 4.8% Senior Notes
due 2009 (the "Securities")

Ladies and Gentlemen:

This letter relates to $_______ principal amount of Securities which are evidenced by the Restricted Global Security (CUSIP No. [________] [________]) and held with the Depositary in the name of Cede & Co. and held for the benefit of ________ (the beneficial owner) (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Securities to a Person who will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No.__________).

In connection with such request and in respect of such Securities, we hereby certify that such transfer has been effected in compliance with the transfer restrictions applicable to the Global Securities and pursuant to and in accordance with Rule 903, Rule 904 or Rule 144 under the United States Securities Act of 1933, as amended (the "Securities Act"), and accordingly we hereby further certify that:

(A) If the transfer has been effected pursuant to Rule 903 or Rule 904:

(1) the offer of the Securities was not made to a person in the United States;

(2) either (a) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

(B) If the transfer has been effected pursuant to Rule 144, the Securities have been transferred in a transaction permitted by Rule 144 under the Securities Act.

Upon giving effect to this request to exchange a beneficial interest in such Restricted Global Security for a beneficial interest in a Regulation S Global Security, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to Regulation S Global Security pursuant to the Indenture and the Securities.

You and the Corporation are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: ___________________________

Authorized Signature

EXHIBIT B

FORM OF CERTIFICATE FOR TRANSFER OR EXCHANGE AFTER TWO YEARS

[date]

The Bank of New York
101 Barclay Street
New York, New York 10286

Re: Canadian Oil Sands Limited
(the "Corporation") 4.8% Senior Notes
due 2009 (the "Securities")

Ladies and Gentlemen:

[For transfers: This letter relates to $_____ principal amount of Securities which are evidenced by a Restricted Global Security (CUSIP No. [________] [__________]) and held with the Depositary in the name of Cede & Co. [and held for the benefit of ______________] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Securities be transferred to a Person that will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. __________).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that upon such transfer, (a) a period of at least two years will have elapsed since [______], 2004, (b) the Beneficial Owner during the three months preceding the date of such transfer was not an "affiliate" of the Corporation (as defined in Rule 144 under the Securities Act), and it was not acting on behalf of such an affiliate and (c) such Person to whom such transfer is being made is not an "affiliate" of the Corporation.]

[For exchanges: This letter relates to $_________ principal amount of Securities that are evidenced by a [Restricted Global Security (CUSIP No. [_________] __________) and held with the Depositary in the name of Cede & Co. [and held for the benefit of]] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Securities be exchanged for a beneficial interest in an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. [____________]).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that, upon such exchange, (a) it will be the beneficial owner of such Securities, (b) a period of at least two years will have elapsed since [______], 2004 and (c) the Beneficial Owner will not be, and during the three months preceding the date of such exchange will not have been, an "affiliate" of the

Corporation (as defined in Rule 144 under the Securities Act), and it is not acting on behalf of such an affiliate.

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Beneficial Owner]

By: ______________________________
Name:
Title:

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

I, ______________________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1. I am the [insert title of senior officer] of Canadian Oil Sands Limited (the "Corporation");

2. This Certificate applies to the Fiscal Year ending ______________________.

3. I am familiar with and have examined the provisions of the Indenture, and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Corporation and its agents as I have deemed necessary for purposes of this Certificate; and

4. To my knowledge, after reasonable investigation and inquiry, the Corporation is in compliance with all covenants, conditions or other requirements contained in the Indenture (defined below), the non-compliance of which would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default thereunder.

Capitalized terms used herein that are not defined herein have the meanings assigned to them in the Indenture (the "Indenture"), dated as of August 9, 2004, among the Corporation, Canadian Oil Sands Trust, as guarantor, and The Bank of New York, as trustee. This Certificate is given by the undersigned officer in his/her capacity as an officer of the Corporation without any personal liability on the part of such officer.

GIVEN at the City of Calgary, in the Province of Alberta, this _____ day of ____________, 20__.

Yours truly,

CANADIAN OIL SANDS LIMITED

By ________________________
Name:
Title:

EXECUTION COPY

ATHABASCA OIL SANDS INVESTMENTS INC.

TO

THE BANK OF NEW YORK

Trustee

Indenture

Dated as of April 1, 1997

\\CALA\DATA\S\C4\034\36339\5\0001-7.IND

TABLE OF CONTENTS

ARTICLE 5
REMEDIES

ARTICLE 6
THE TRUSTEE

ARTICLE 7
HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

ARTICLE 9
SUPPLEMENTAL INDENTURES

ARTICLE 10
COVENANTS

ARTICLE 11
REDEMPTION OF SECURITIES

ARTICLE 12
DEFEASANCE AND COVENANT DEFEASANCE

INDENTURE, dated as of April 1, 1997, between ATHABASCA OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the laws of Alberta (herein called the "Company"), having its principal office at 1600 Gulf Canada Square, 401 Ninth Avenue Southwest, Calgary, Alberta T2P 3C5, and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (herein called the "Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's 8.20% Notes due 2027 (the "Securities").

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101 Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; *provided, however*, that for the avoidance of any possible doubt, any act or condition in accordance herewith and permitted hereunder when taken, created or occurring shall not become a violation of any provision of this Indenture as a result of a subsequent change in GAAP;

(3) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture;

(4) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(5) all dollar amounts are expressed in United States dollars.

"**Act**", when used with respect to any Holder, has the meaning specified in Section 104.

"**Additional Amounts**" has the meaning specified in Section 1008.

"**Additional Assets**" means any property (other than cash or cash equivalents) used in any business which the Company is permitted to carry on pursuant to its Articles of Incorporation as amended from time to time.

"**Affiliate**" of any specified Person means any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person, or (ii) which beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any Subsidiary of such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"**Asset Sale**" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation, amalgamation or merger or other sale of any Material Subsidiary with, into or to another Person, but excluding any Sale and Leaseback Transaction) by such Person or any of its Material Subsidiaries in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests of any Person (including the transfer, conveyance, sale or other disposition of any shares of Capital Stock of a Material Subsidiary and any issuance to a Person other than the Company or a Material Subsidiary by such a Material Subsidiary made after the Issue Date, other than directors' qualifying shares, of its Capital Stock or any securities convertible into, or warrants, rights, options to subscribe for or purchase, shares of its Capital Stock) or (b) any other Property of such Person or any of its Material Subsidiaries; *provided, however*, that the term "Asset Sale" shall not include (i) the sale or transfer of Permitted Short-Term Investments, inventory, accounts receivable, oil and gas production or other Property in the ordinary course of business; (ii) the liquidation of property received in settlement of debts owing to the Company or any Material Subsidiary as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to the Company or any Material Subsidiary in the ordinary course of business of the Company or such Material Subsidiary; (iii) when used with respect to the Company, any asset disposition which constitutes a disposition of all or substantially all of the Company's assets; or (iv) the sale of any Property by the Company or a Material Subsidiary to a Material Subsidiary or by a Material Subsidiary to the Company or a Material Subsidiary.

"**Authenticating Agent**" means any Person authorized by the Trustee pursuant to Section 614 to act on behalf of the Trustee to authenticate the Securities.

"**Board of Directors**" means either the board of directors of the Company or any duly authorized committee of that board.

"**Board Resolution**" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"**Business Day**", (i) when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions

in that Place of Payment are authorized or obligated by law or executive order to close and (ii) when used in any other context, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close.

"**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. For purposes of Section 1007, a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased.

"**Capital Stock**" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person; *provided, however,* that "Capital Stock" shall not include Redeemable Stock.

"**Commission**" means the Securities and Exchange Commission, from time to time constituted and created under the *Exchange Act.*

"**Company**" means the Person named as the "**Company**" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"**Company Request**" or "**Company Order**" means a written request or order signed in the name of the Company by any two of its Chairman of the Board, its Vice Chairman of the Board, its President or any Vice President, or by any one of the foregoing together with any one of the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, and delivered to the Trustee.

"**Consolidated Tangible Assets**" means the total assets, after deducting therefrom all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, of the Company and its Material Subsidiaries on a consolidated basis as of the date of the Company's most recent quarterly balance sheet determined in accordance with GAAP.

"**Corporate Trust Office**" means the principal office of the Trustee in The Borough of Manhattan, The City of New York, at which at any particular time its corporate trust business shall be administered and which at the date hereof is located at 101 Barclay Street, Floor 21W, New York, New York 10286.

"**corporation**" means a corporation, association, company, joint stock company or business trust.

"**Covenant Defeasance**" has the meaning specified in Section 1202.

"**CUSIP Number**" means, with respect to the Securities, an identification number assigned to such security pursuant to the procedures of the Committee on Uniform Security Identification Procedures and by the CUSIP Service Bureau.

"**Default**" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.

"**Defaulted Interest**" has the meaning specified in Section 306.

"**Defeasance**" has the meaning specified in Section 1201.

"**Depositary**" means, with respect to Securities issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the *Exchange Act* that is designated by the Company to act as Depositary for such Securities. Initially, the Depositary shall be The Depository Trust Company, its nominees and their respective successors.

"**Event of Default**" has the meaning specified in Section 501.

"**Excess Net Cash Proceeds**" means cash and cash equivalents received by the Company or its Material Subsidiaries in respect of any Asset Sales during any period of four consecutive fiscal quarters in excess of 15% of Consolidated Tangible Assets (as measured at the beginning of the period in question) net of (i) all reasonable out-of-pocket expenses of the Company or such Material Subsidiary of the type customarily incurred in connection with an Asset Sale of such type, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred (but excluding any fees payable to any Affiliate of the Company) and all Federal, state, provincial, foreign and local taxes arising in connection with such Asset Sale that are paid or required to be accrued as a liability under GAAP by the Company or its Material Subsidiaries and (ii) all payments made by the Company or its Material Subsidiaries on any Indebtedness which is secured by the Properties subject to such Asset Sale in accordance with the terms of any Lien upon or with respect to such Properties or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale *provided, however*, that in the event that any consideration for an Asset Sale (which would otherwise constitute cash received in respect of an Asset Sale) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall be deemed to constitute cash received in respect of an Asset Sale only at such time as it is released to the Company or its Subsidiaries from escrow (as if such Asset Sale occurred at the time of such release from escrow); and *provided further, however*, that any noncash consideration received in connection with an Asset Sale which is subsequently converted to cash shall be deemed to constitute cash received in respect of an Asset Sale at the time of such conversion (as if such Asset Sale occurred at the time of such conversion).

"**Excess Proceeds**" shall have the meaning specified in Section 1009.

"***Exchange Act***" means the *United States Securities Exchange Act of 1934* and any statute successor thereto, in each case as amended from time to time.

"**Exchange Rate Contract**" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, designed to provide protection against fluctuations in currency exchange rates.

"**Excluded Holder**" shall have the meaning specified in Section 1012.

"**Existing Credit Facilities**" means the $145,000,000 Extendible Term Non-Revolving Credit Facility and Extendible Revolving Term Facility Credit Agreement between the Company (as borrower) and certain Canadian chartered banks (as lenders) with Royal Bank of Canada as agent for the lenders dated as of November 30, 1995, which credit facilities are being terminated on or about the Issue Date and are being replaced and refinanced by the Securities and a new credit agreement dated on or about the Issue Date between the Company and Royal Bank of Canada.

"**Expiration Date**" has the meaning specified in Section 104.

"**Fair Market Value**" means, with respect to any assets as of any date of determination, the fair market value of such assets as of such date as determined in good faith by (i) any officer of the Company if such fair market value does not exceed $15,000,000 and (ii) the Board of Directors of the Company as evidenced by a certified resolution delivered to the Trustee if such fair market value exceeds $15,000,000.

"**Financial Statements**" means, but is not limited to, a balance sheet and statements of income and retained earnings, changes in financial position and trust royalty.

"**GAAP**" means Canadian generally accepted accounting principles as in effect on the date of this Indenture.

"**Global Security**" has the meaning specified in Section 201.

"**Guarantee**" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (ii)

to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "Guaranteed", "Guaranteeing" and "Guarantor" shall have meanings correlative to the foregoing); *provided, however,* that a Guarantee by any Person shall not include (i) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or (ii) a contractual commitment by one Person to invest in another Person.

"**Hedging Agreements**" means Exchange Rate Contracts, Interest Rate Protection Agreements and Oil and Gas Purchase and Sale Contracts.

"**Holder**" means a Person in whose name a Security is registered in the Security Register.

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation (including, without limitation, by virtue of the creation of any Lien with respect to any Property) or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); *provided, however*, that for the avoidance of any possible doubt, a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.

"**Indebtedness**" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money, (ii) any obligation of such Person evidenced by bonds, debentures, notes, Guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses, (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services, (v) any Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination, (vii) any payment obligation of such Person under Hedging Agreements at the time of determination, (viii) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, other than rent pursuant to an operating lease for the Company's headquarters; and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise, provided that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any

Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; *provided, however,* that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date.

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture.

"**Interest Payment Date**", when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

"**Interest Rate Protection Agreement**" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement designed to protect such Person or its Subsidiaries against fluctuations in interest rates, as in effect from time to time.

"**Issue Date**" means the date upon which the Securities first were issued and authenticated hereunder.

"**Investment**" means, with respect to any Person (i) any amount paid by such Person, directly or indirectly (such amount to be the fair market value of such Property at the time of transfer), to any other person for Capital Stock or other Property of, or as a capital contribution to, any other person or (ii) any direct or indirect loan or advance to any other Person (other than accounts receivable of such person arising in the ordinary course of business); *provided, however,* that Investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person.

"**Investment Company Act**" means the *United States Investment Company Act of 1940* and any statute successor thereto, in each case as amended from time to time.

"**Lien**" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but excluding any

interest in accounts receivable that have been sold in a transaction accounted for as a sale in accordance with GAAP.

"**Material Subsidiary**" means, at any time, any Subsidiary of the Company having, (i) as of the end of the most recent fiscal quarter of the Company, total assets equal to or exceeding 10% of the Consolidated Tangible Assets or (ii) for the most recent fiscal year of the Company (or, if a shorter period, for the period of time since the relevant Person became a Subsidiary), revenue equal to 10% of the revenue of the Company and its Subsidiaries on a consolidated basis, in each case as evidenced by the most recent consolidated audited annual financial statements or, in the case of clause (i) and if more recent, interim unaudited quarterly financial statements of the Company delivered to the Trustee pursuant to the Indenture. As of the date hereof, the Company has no Material Subsidiary.

"**Maturity**" means the date on which the principal of the Securities or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

"**Net Available Proceeds**" from any Sale and Leaseback Transaction means cash and cash equivalents received by the Company or its Material Subsidiaries net of expenses and payments of the types referred to in (i) and (ii) of the definition of Excess Net Cash Proceeds.

"**Notice of Default**" means a written notice of the kind specified in Section 501.

"**Officers' Certificate**" means a certificate signed by the Chairman of the Board, the President or any Vice President, together with any one of the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary, of the Company, and delivered to the Trustee. One of the officers signing an Officers' Certificate given pursuant to Section 1004 shall be the principal executive, financial or accounting officer of the Company.

"**Oil and Gas Business**" means the business of the exploration for, and development, acquisition, production, processing, marketing, refining, storage and transportation of, hydrocarbons, the mining and extraction of crude bitumen from oil sands and upgrading of such crude bitumen to synthetic crude oil and other related energy and natural resource businesses.

"**Oil and Gas Liens**" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which

such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such property or interest therein; (ii) Liens on an oil and/or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business, provided in all instances that such Liens are limited to the assets that are the subject of the relevant agreement; (iv) Liens arising in connection with Production Payments and Reserve Sales; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

"**Oil and Gas Purchase and Sale Contract**" means, with respect to any Person, any oil and gas agreements, and other agreements or arrangements, or any combination thereof, designed to provide protection against oil and gas price fluctuations.

"**Opinion of Counsel**" means a written opinion of counsel, who may be internal legal counsel for the Company, who shall be acceptable to the Trustee and who may rely, as to factual matters on Officers' Certificates.

"**Outstanding**" means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, *except*:

(1) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(2) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with, the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(3) Securities as to which Defeasance has been effected pursuant to Section 1201; and

(4) Securities which have been paid pursuant to Section 305 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, Securities owned by the Company or any other obligor upon the Securities or any Related Party of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Related Party of the Company or of such other obligor.

"**Participants**" has the meaning specified in Section 304.

"**Paying Agent**" means any Person authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.

"**Permitted Short-Term Investments**" means Investments in (a) any evidence of Indebtedness, maturing not more than three years after the date acquisition, issued by Canada or the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by Canada or the United States of America; (b) any evidence of Indebtedness, maturing not more than three years after the date of acquisition, issued by a province of Canada, or an instrumentality or agency thereof, with a rating, at the time of any Investment in such a security is made, of A (low) (or higher) by Dominion Bond Rating Service Limited or A (low) (or higher) by Canadian Bond Rating Service Inc.; (c) any certificate of deposit or bankers' acceptance or time deposit, in each case, maturing not more than three years after the date of acquisition (or, in the case of bankers' acceptances, the date of acceptance), issued or accepted by a bank to which the *Bank Act* (Canada) applies or any company licensed to carry on the business of a trust company in one or more provinces of Canada or any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia or any United States branch office or agency of any foreign depository institution, in each case that has (or, if the parent corporation of such obligor has unconditionally guaranteed its obligations in respect of such Investment, the parent corporation of which has) combined capital and surplus of not less than $400,000,000; (d) money market deposit accounts issued or offered by a bank to which the *Bank Act* (Canada) applies or by any company licensed to

carry on the business of a trust company in one or more provinces of Canada or by any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case that has (or, if the parent corporation of such obligor has unconditionally guaranteed its obligations in respect of such Investment, the parent corporation of which has) capital and surplus in excess of $400,000,000; (e) commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and existing under the laws of Canada or the United States of America with a rating, at the time at which any acquisition thereof is made, of P-1 by Moody's Investors Services Inc., A-1 (or higher) by Standard & Poor's Ratings Group, R-1 (low) (or higher) by Dominion Bond Rating Service Limited or A-1 (low) (or higher) by Canadian Bond Rating Service Inc.; (f) any asset-backed debt securities, maturing not more than three years after the date of acquisition, with ratings, at the time any Investment in such a security is made, of Aa3 (or higher) by Moody's Investors Services Inc., AA- (or higher) by Standard & Poor's Ratings Group, AA (low) (or higher) by Dominion Bond Rating Service Limited or A+ (low) (or higher) by Canadian Bond Rating Service Inc.; (g) preferred shares of Canadian issuers that are rated, at the time any investment in such a security is made, in the highest rating category by Dominion Bond Rating Service Limited or Canadian Bond Rating Service Inc.; (h) notes, bonds, debentures or other debt securities issued by any United States or Canadian corporation, maturing not more than three years after the date of acquisition with ratings, at the time any Investment in such a security is made, of Aa (low) (or higher) by Moody's Investors Services Inc., AA (or higher) by Standard & Poor's Ratings Group, AA (or higher) by Dominion Bond Rating Service Limited, or A+ (low) (or higher) by Canadian Bond Rating Service Inc.; (i) repurchase agreements or reverse repurchase agreements (provided that the counterparties' obligations under such agreements are fully collateralized (marked to market daily) with cash or other Permitted Short-Term Investments; (j) loans of Canadian dollars to a bank to which the *Bank Act* (Canada) applies, the repayment of which is fully secured by a pledge of Permitted Short-Term Investments; (k) two or more Exchange Rate Contracts entered into in connection with an Investment pursuant to clauses (a) to (j) inclusive, *provided* that the Exchange Rate Contracts, taken together, involve no currency risk to the Company; and (l) any Interest Rate Protection Agreement entered into in connection with Investments pursuant to clauses (a) to (j) inclusive.

"**Person**" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, firm or other entity or government or any agency or political subdivision thereof.

"**Physical Security**" has the meaning specified in Section 201.

"**Place of Payment**" means the place or places where the principal of and any premium and interest on the Securities are payable.

"**Predecessor Security**" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the

purposes of this definition, any Security authenticated and delivered under Section 305 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security.

"Prepayment Offer" means a written offer sent by the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Prepayment Offer offering to purchase on a pro-rata basis up to the principal amount of Securities specified in such Prepayment Offer at a purchase price equal to 100% of the outstanding principal amount thereof subject to the Prepayment Offer plus accrued interest thereon, if any, to the Purchase Date. Unless otherwise required by applicable law, the Prepayment Offer shall specify an expiry date (the "Expiry Date") of the Prepayment Offer which shall be, subject to any contrary requirements of applicable law, not less than 30 days nor more than 60 days after the date of the Prepayment Offer, and a settlement date (the "Purchase Date") for purchase of the Securities within five Business Days after the Expiry Date. The Prepayment Offer shall contain information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable such Holders to make an informed decision with respect to the Prepayment Offer, which at a minimum will include (a) the Company's most recent annual and quarterly financing statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (which requirements may be satisfied by delivery of such documents together with the Prepayment Offer); (b) a description of material developments in the Company's business subsequent to the date of the latest of such financial statements referred to in clause (a); (c) if applicable, appropriate pro forma financial information concerning the Prepayment Offer; (d) a description of the procedure which a Holder must follow and any other information necessary to enable such Holders to tender Securities pursuant to the Prepayment Offer; and (e) any other information required by applicable law to be included therein. The Prepayment Offer shall also state:

(i) the Expiry Date and the Purchase Date;

(ii) that any Securities (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer will cease to accrue interest after the Purchase Date;

(iii) the aggregate principal amount of the Securities offered to be purchased by the Company pursuant to the Prepayment Offer (including, if less than 100%, the manner by which such has been determined pursuant to the Indenture) (the "Purchase Amount");

(iv) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Securities accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

(v) that the Holder may tender all or any portion of the Securities registered in the name of such Holder and that any portion of a Security tendered must be tendered in an integral multiple of $1,000 principal amount;

(vi) the place or places where Securities are to be surrendered for tender pursuant to the Prepayment Offer;

(vii) that each Holder electing to tender a Security pursuant to the Prepayment Offer will be required to surrender such Security at the place or places specified in the Prepayment Offer prior to the close of business on the Expiry Date (such Security being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(viii) that Holders will be entitled to withdraw all or any portion of the Securities tendered if the Company (or its Paying Agent) received, not later than the close of business on the Expiry Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder tendered, the certificate number of the Security the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(ix) that if Securities in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Prepayment Offer, the Company shall purchase all such Securities; and

(x) that in the case of any Holder whose Security is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as required by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Security so tendered.

"**primary obligor**" has the meaning specified in the definition of "Guarantee" set forth in this Section 101.

"**Production Payments and Reserve Sales**" means the grant or transfer to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), master limited partnership interest or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental matters.

"**Property**" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person (but excluding Capital Stock or other securities issued by such Person).

"**Qualified Institutional Buyer**" has the meaning attributed thereto in Rule 144A.

"**Redeemable Stock**" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is required to be redeemed for cash or other Property or is redeemable for cash or other Property at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Securities; or is exchangeable for Indebtedness at any time, in whole or in part, on or prior to the Stated Maturity of the Securities.

"**Redemption Date**", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

"**Redemption Price**", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

"**Regular Record Date**" for the interest payable on any Interest Payment Date on the Securities means the date specified for that purpose in the Securities.

"**Regulation S**" means Regulation S under the *Securities Act*.

"**Related Party**" means any Person, other than the Company, indirectly controlling or controlled by or under direct or indirect common control with the Company.

"**Restrictive Legend**" means the Physical Restrictive Legend or the Global Restrictive Legend, as the case may be, set forth in Section 202.

"**Rule 144A**" means Rule 144A under the *Securities Act*.

"**Sale and Leaseback Transaction**" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a Material Subsidiary or between one or more Material Subsidiaries) pursuant to which Property is sold or transferred by such Person or a Material Subsidiary and is thereafter leased back from the purchaser or transferee thereof by such Person or a Material Subsidiary, other than pursuant to a lease with an original term (including any period for which the lease may be renewed or extended at the option of the lessor) of 36 months or less.

"**Securities**" has the meaning stated in the first recital of this Indenture, as amended or supplemented from time to time in accordance with the terms hereof, and more particularly means any Securities authenticated and delivered under this Indenture.

"**Securities Act**" means the *United States Securities Act of 1933* and any statute successor thereto, in each case as amended from time to time.

"**Security Register**" and "**Security Registrar**" have the respective meanings specified in Section 304.

"**Special Record Date**" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 306.

"**Specified Asset Sale**" means an Asset Sale by the Company or any of its Material Subsidiaries the net proceeds of which in whole or in part constitute Excess Net Cash Proceeds.

"**Stated Maturity**", when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

"**Subsidiary**" of a Person means (a) another Person which is a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (i) the first Person, (ii) the first Person and one or more of its Subsidiaries or (iii) one or more of the first Person's Subsidiaries or (b) another Person which is not a corporation (x) at least 50% of the ownership interest of which and (y) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clauses (i), (ii) or (iii) above. Unless the context otherwise requires, the term "Subsidiary" when used in this Indenture shall mean a Subsidiary of the Company.

"**Surviving Entity**" has the meaning specified in Section 801.

"**Taxes**" has the meaning specified in Section 1012.

"***Trust Indenture Act***" means the *United States Trust Indenture Act of 1939* as in force at the date as of which this instrument was executed; *provided, however*, that in the event the United States *Trust Indenture Act* of 1939 is amended after such date, "*Trust Indenture Act*" means, to the extent required by any such amendment, the United States *Trust Indenture Act* of 1939 as so amended.

"**Trust Officer**" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

"**Trustee**" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include the successor.

"**U.S. Government Obligation**" means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

"**Vice President**", when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

"**Voting Stock**" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

SECTION 102 Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required hereunder. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 1004) shall include,

(1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

SECTION 103 Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know. that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104 Acts of Holders, Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act"

of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 601) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities in the manner set forth in Section 106.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to join in the giving or making of (i) any Notice of Default, (ii) any

declaration of acceleration referred to in Section 502, (iii) any request to institute proceedings referred to in Section 507(2) or (iv) any direction referred to in Section 512, in each case with respect to the Securities. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities in the manner set forth in Section 106.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities in the manner set forth in Section 106, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to the Securities may do so with regard to all or any part of the principal amount of such Securities or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

SECTION 105 Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Trustee Administration, or

(2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered in person, by facsimile transmission (Secretary (403) 233-5523) or mailed, by registered mail, return receipt requested, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address or facsimile number previously furnished in writing to the Trustee by the Company.

Any such documents sent by mail, as herein provided, to the Company by the Trustee or to the Trustee by the company shall be deemed to be received by the recipient 10 Business Days after mailing.

SECTION 106 Notice to Holders: Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular-mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

SECTION 107 Applicability of *Trust Indenture Act.*

This Indenture shall not be qualified under the *Trust Indenture Act* until such time as the Company, in its sole discretion, shall elect to so qualify this Indenture upon 30 days' prior written notice to the Trustee. When and if the Company qualifies this Indenture with the Commission under the *Trust Indenture Act*, the provisions of the *Trust Indenture Act* shall govern this Indenture and a supplement indenture to this Indenture shall be executed which shall amend or replace all provisions herein that are not permitted under that act.

SECTION 108 Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 109 Successors and Assigns.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

SECTION 110 Separability Clause.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 111 Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 112 Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 113 Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities which expressly states that such provision shall apply in lieu of this Section) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, provided that no interest shall accrue from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be to such next succeeding Business Day.

ARTICLE 2
SECURITY FORMS

SECTION 201 Form of Securities.

The Securities shall be in substantially the form set forth in this Article with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Securities may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with this Article 2 or to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof and as are not inconsistent with the provisions of this Indenture.

The Securities shall be issued initially in the form of one or more permanent global Securities in definitive, fully registered form without interest coupons in substantially the form set forth in Sections 202 and 203 hereof ("Global Securities"), which shall be deposited on behalf of the purchasers of the Securities represented thereby with the Trustee, at its New York office, as custodian for the Depositary, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary or its nominee in the limited circumstances hereinafter provided.

Securities shall only be issued as registered permanent certificated Securities ("Physical Securities") if such Securities are (i) issued pursuant to Section 304 and (ii) substantially in the form set forth in Section 202 and 203.

The Securities shall be typed, printed, lithographed or engraved or may be produced in any other manner, all as determined by the officers executing the Securities, as evidenced by their execution of the Securities.

SECTION 202 Form of Face of Security.

The following legend shall appear on the face of each Global Security --

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY THE COMPANY, THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS SECURITY FOR ALL PURPOSES.

The following legend (the "Physical Restrictive Legend") shall appear on the face of each Physical Security transferred pursuant to an exemption from registration under the Securities Act --

THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE *UNITED STATES SECURITIES ACT OF 1933*, AS AMENDED (THE "*SECURITIES ACT*") AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE *SECURITIES ACT* PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR TO THE COMPANY, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE *SECURITIES ACT*, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE *SECURITIES ACT* PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE). NO REPRESENTATION CAN BE MADE ABOUT THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALES OF THE SECURITIES.

THIS SECURITY AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES USED FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED, BY ACCEPTANCE OF THIS SECURITY, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

The following legend (the "Global Restrictive Legend") shall appear on the face of each Global Security issued pursuant to an exemption from registration under the Securities Act--

THE SECURITIES EVIDENCED BY THIS GLOBAL SECURITY (OR ITS PREDECESSOR) WERE ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE *UNITED STATES SECURITIES ACT OF 1933*, AS AMENDED (THE "*SECURITIES ACT*"), AND SUCH SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. SUCH SECURITIES MAY ONLY BE SOLD IN ACCORDANCE WITH THE INDENTURE, COPIES OF WHICH ARE AVAILABLE FOR INSPECTION AT THE CORPORATE TRUST OFFICE OF THE TRUSTEE.

THE SECURITIES EVIDENCED BY THIS GLOBAL SECURITY HAVE NOT BEEN REGISTERED UNDER THE *SECURITIES ACT* AND BENEFICIAL INTERESTS IN ANY SECURITIES EVIDENCED BY THIS GLOBAL SECURITY MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE *SECURITIES ACT* PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR TO THE COMPANY, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH THE PROVISIONS OF RULE 903

OR RULE 904 OF REGULATION S UNDER THE *SECURITIES ACT* OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE *SECURITIES ACT* PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE). NO REPRESENTATION CAN BE MADE ABOUT THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 FOR RESALES OF THE SECURITIES EVIDENCED BY THIS GLOBAL SECURITY.

THIS SECURITY AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES USED FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR THE TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER AND BENEFICIAL OWNERS OF AN INTEREST IN ANY OF THE SECURITIES EVIDENCED BY THIS GLOBAL SECURITY SHALL BE DEEMED, BY ACCEPTANCE OF THIS GLOBAL SECURITY AND THE BENEFICIAL INTERESTS THEREIN, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

....

8.20% Note due 2027

....

No. __________

U.S. $ 75,000,000
CUSIP No. __________

ATHABASCA OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the laws of Alberta (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to .... or registered assigns, the principal sum of SEVENTY FIVE MILLION U.S. DOLLARS (U.S. $75,000,000) *[if the Security is a Global Security insert --(which principal amount may from time to time be increased or decreased to such other principal amounts (which taken together with the principal amounts of all other Outstanding Securities shall not exceed U.S. $75,000,000 in the aggregate at any time) by adjustments made on the records of the Trustee)]* on April 1, 2027 and to pay interest thereon from April 1, 1997, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on April 1 and October 1 in each year, commencing October 1, 1997, at the rate of 8.20% per annum, both before and after default, with interest upon overdue interest at the same rate (to the extent legally permitted) until the principal hereof is paid or made available for payment. The interest so

payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be March 15 or September 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however*, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

ATHABASCA OIL SANDS INVESTMENTS INC.

By ______________________________

By ______________________________

SECTION 203 Form of Reverse of Security.

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), issued under an Indenture, dated as of April 1, 1997 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee

and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the Securities issued pursuant to the Indenture limited in aggregate principal amount to U.S. $75,000,000.

The Company may, at any time, redeem as a whole but not in part, the Outstanding Securities at a redemption price of 100% of the principal amount thereof plus accrued interest (if any) to the date of redemption if it has become or would become obligated to pay any Additional Amounts in respect of the Securities as a result of (i) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (ii) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after April 1 , 1997.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of and accrued and unpaid interest on the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities at the time Outstanding, on behalf of the Holders of all Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in principal amount of the Securities at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities at the time Outstanding a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit

instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in the Indenture or the Securities interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of $1000 or any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Company, the Trustee and any such agent shall be affected by notice to the contrary.

The Company will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser designated by such a Holder, upon request of such Holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Company to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, the Company is subject to

the reporting requirements of Section 13 or Section 15(d) of the *Exchange Act* or is exempt from such requirements pursuant to Rule 12g3-2(b) under the *Exchange Act* (as amended from time to time and including any successor provision) and no such information about the Company is otherwise required pursuant to Rule 144A.

The Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

OPTION OF HOLDER TO ELECT PURCHASE

[for use only in event of receipt of a Prepayment Offer made by the Company]

If you elect to have this Security purchased in its entirety by the Company pursuant to Section 1008 or 1009 of the Indenture, check the box:

☐

If you elect to have only a part of this Security purchased by the Company pursuant to Section 1008 or 1009 of the Indenture, state the amount: $ ____________

Dated: Your Signature: ______________________
(Sign exactly as name appears on the other side of this Security)

SECTION 204 Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication shall be in substantially the following form:
This is one of the Company's 8.20% Notes due 2027 referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK,
As Trustee

By...
Authorized Signatory

ARTICLE 3
THE SECURITIES

SECTION 301 Denominations.

The Securities shall be issuable only in registered form without coupons and only in denominations of $1000 or an integral multiple thereof.

SECTION 302 Execution, Authentication, Delivery, and Dating.

The Securities shall be executed on behalf of the Company by any two of its Chairman of the Board, its Vice Chairman of the Board, its President or any Vice President or by any one of the foregoing together with any one of the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 308, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

The Trustee shall authenticate and deliver Securities for original issue in an aggregate principal amount of $75,000,000, upon Company Order. Such Company Order shall specify the date on which the original issue of Securities is to be authenticated and shall further provide instructions concerning registration, amounts for each Holder and delivery. The aggregate principal amount of Securities outstanding at any time may not exceed $75,000,000, except as provided in Section 305.

SECTION 303 Temporary Securities.

Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed,

lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities are issued, the Company will, if requested to do so by a Holder, cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Company in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

SECTION 304 Registration, Restrictions on Transfer and Exchange.

(a) Registration, Restrictions on Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Company maintained in a Place of Payment pursuant to Section 1002 being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

Subject to the provisions of this Section 304, upon surrender for registration of transfer of any Security at the office or agency of the Company in a Place of Payment, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities, of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Securities may be exchanged for other Securities, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 303 or 906 not involving any transfer.

If the Securities are to be redeemed, the Company shall not be required to issue, register the transfer of or exchange any Securities at any time after the opening of business 15 days before the day of the mailing of a notice of redemption of the Securities.

(b) Securities Bearing a Restrictive Legend

The Company and the Security Registrar may, from time to time, establish such reasonable, customary and usual transfer procedures as may be appropriate in order to ensure compliance with the *Securities Act* and the terms of the Restrictive Legend in connection with any sale, pledge or other transfer of a Physical Security bearing a Restrictive Legend or the exchange of a beneficial interest in a Global Security bearing a Restrictive Legend for a Physical Security. Such transfer procedures may include requirements for certificates from the Holder concerning the nature of the transaction and an Opinion of Counsel to be rendered. Transfer procedures as so established shall be promptly memorialized in an Officers' Certificate filed with the Trustee.

(c) Global Securities

(1) Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and deposited with such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

(2) A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary. Interests of beneficial owners in a Global Security may be transferred or exchanged for Physical Securities only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as a Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the *Exchange Act*, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to

the Securities represented by such Global Security. Any Global Security that is exchangeable for Physical Securities pursuant to this Section will be transferred to, and registered and exchanged for, Physical Securities in authorized denominations, without legends applicable to a Global Security, and registered in such names as the Depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee. In the event that a Global Security becomes exchangeable for Physical Securities, (i) Physical Securities will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the Physical Securities will be payable, and the transfer of the Physical Securities will be registerable, at the office or agency of the Company maintained for such purposes, and (iii) no service charge will be made for any registration of transfer or exchange of the Physical Securities, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

(3) Securities issued in exchange for a Global Security or any portion thereof shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear the applicable legends provided for herein. Any Global Security to be exchanged in whole shall be surrendered by the Depositary to the Trustee. With respect to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Security, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Security issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof.

(4) Every Security authenticated and delivered upon registration or transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section, Section 303, 305 or 906 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

Members of, or participants in, the Depositary ("Participants") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary or by the Trustee as the custodian of the Depositary or under such Global Security, and the Depositary may

be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of such Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Security.

SECTION 305 Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 306 Payment of Interest, Interest Rights Preserved.

Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (1) or (2) below:

(1) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities in the manner set forth in Section 106, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (2).

(2) The Company may make payment of any Defaulted Interest on the Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such

notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 307 Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 306) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such Global Security or impair, as between such Depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Security.

SECTION 308 Cancellation.

All Securities surrendered for payment, redemption or registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of as directed by a Company Order, *provided, however*, that the Trustee shall not be required to destroy such cancelled Securities.

SECTION 309 Computation of Interest.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less

than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

SECTION 310 CUSIP Numbers.

The Company in issuing the Securities may use CUSIP numbers, and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and neither any defect in or omission of such numbers shall affect the validity of any such redemption or any notice thereof. The Company shall promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE 4
SATISFACTION AND DISCHARGE

SECTION 401 Satisfaction and Discharge of Indenture.

This Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(1) either

(A) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 305 and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B) all such Securities not theretofore delivered to the Trustee for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

and the Company, in the case of (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 607, the obligations of the Company to any Authenticating Agent under Section 614, the obligation of the Company under the last paragraph of Section 1003 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of Clause (1) of this Section, the obligations of the Trustee under Section 402 shall survive.

SECTION 402 Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

ARTICLE 5
REMEDIES

SECTION 501 Events of Default.

"Event of Default" means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1) default in the payment of any interest upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2) default in the payment of the principal of (or premium, if any, on) any Security at its Maturity; or

(3) default in the performance, or breach, of any covenant or warranty of the Company in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(4) a default under any Indebtedness for borrowed money by the Company or any Material Subsidiary, or under any mortgage, indenture or instrument (including this Indenture) under which there may be issued or by which there may be secured or evidenced any such Indebtedness, which default shall have resulted in an amount greater than $15,000,000 of such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or a failure to pay any Indebtedness in an amount greater than $15,000,000 at maturity, in each case without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 7 Business Days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default and requiring the Company to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, and stating that such notice is a "Notice of Default" hereunder; or

(5) a final judgment or order or final judgments or orders for the payment of money are entered against the Company or any Material Subsidiary of the Company in an uninsured or unindemnified aggregate amount in excess of $25,000,000 by a court or courts of competent jurisdiction, which judgments or orders are not discharged, waived, stayed, satisfied or bonded within a period (during which execution shall not be effectively stayed) of 60 consecutive days after the right to appeal all such judgments or orders has expired; or

(6) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Material Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or winding-up of the Company or such Material Subsidiary under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against the Company or such Material Subsidiary or any substantial part of its property, or appointing a receiver of the Company or such Material Subsidiary or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order or appointment unstayed, undischarged and in effect for a period of 60 days from the date thereof, or

(7) the institution by the Company or any Material Subsidiary of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or the consent by it to the filing of any such petition or to the appointment of a receiver of the Company or such Material Subsidiary or of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the Company's or such Material Subsidiary's admitting in writing its inability to pay its debts generally as they become due or taking corporate action in furtherance of any of the aforesaid purposes.

SECTION 502 Acceleration of Maturity, Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 501(6) or 501(7)) shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25 % in principal amount of the Outstanding Securities may declare the principal amount of and accrued and unpaid interest on all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount and accrued and unpaid interest shall become immediately due and payable. If an Event of Default specified in Section 501(6) or 501(7) occurs, the principal amount of and interest on all the Securities shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable.

At any time after such a declaration of acceleration has been made and before a judgment or decree based on acceleration for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the

Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(A) all overdue interest on all Securities,

(B) to the extent that payment of such interest is lawful and is required hereunder, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(C) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default, other than the non-payment of the principal or interest of the Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 503 Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if

(1) default is made in the payment of any interest on the Securities when such interest becomes due and payable and such default continues for a period of 30 days, or

(2) default is made in the payment of the principal of (or premium, if any, on) the Securities at the Maturity thereof,

the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Securities, the whole amount then due and payable on the Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Securities by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights,

whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 504 Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, adjustment, composition or other judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal, premium, (if any), or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise, to (i) file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities, of principal, premium (if any), and interest (if any) owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and (ii) collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided, however*, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

SECTION 505 Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities.

SECTION 506 Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: to the payment of all amounts due the Trustee under Section 607; and

SECOND: to the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

THIRD: to the Company or any Person or Persons entitled thereto.

SECTION 507 Limitation on Suits.

No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(1) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(2) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(4) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any

manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

SECTION 508 Unconditional Right of Holders To Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, a Holder of the Securities shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 306) interest on the Securities on the Stated Maturities expressed in the Securities (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

SECTION 509 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 305, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of the Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512 Control by Holders.

The Holders of a majority in principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities, provided that

(1) such direction shall not be in conflict with any rule of law or with this Indenture, and

(2) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

SECTION 513 Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the Outstanding Securities may by Act of such Holders on behalf of the Holders of all the Securities waive any past or existing Default or Event of Default hereunder and its consequences, except a Default

(1) in the payment of the principal of or any premium or interest on the Securities, or

(2) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

SECTION 514 Undertaking for Costs.

All parties to this Indenture agree, and each Holder by his acceptance of Securities shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit other than the Trustee of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of, premium (if any), or interest on any

Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

SECTION 515 Waiver of Usury, Stay, or Extension Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 6
THE TRUSTEE

SECTION 601 Certain Duties and Responsibilities.

(a) Except during the continuance of an Event of Default

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct, *except* that:

(1) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it with respect to Securities in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities, given as provided in and subject to Section 512, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities; and

(4) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 602 Notice of Defaults.

Within 90 days after the occurrence of any Default hereunder the Trustee shall transmit by mail to all Holders of Securities, as their names and addresses appear in the Security Register, notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that except in the case of a Default relating to the payment of the principal of, premium (if any), or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities; and provided, further, that in the case of any Default of the character specified in Section 501(3) with respect to Securities, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. Except with respect to an Event of Default pursuant to Section 501(1) or (2), the Trustee shall not be charged with knowledge of any Default or Event of Default hereunder unless written notice thereof shall have been given to the Trustee at the Corporate Trust Office by the Company, a Paying Agent, any Holder or an agent of any Holder.

SECTION 603 Certain Rights of Trustee.

Subject to the provisions of Section 601:

(1) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(3) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(4) the Trustee may consult with counsel reasonably selected by it and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney; and

(7) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the

Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

SECTION 604 Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as statements of the Company, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

SECTION 605 May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 608 and 613, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

SECTION 606 Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company. So long as no Event of Default shall have occurred and be continuing, all interest earned on any such money shall be paid to the Company from time to time upon receipt by the Trustee of a Company Order except as otherwise provided in this Indenture.

SECTION 607 Compensation and Reimbursement.

The Company agrees

(1) to pay to the Trustee from time to time such compensation as shall be agreed to in writing by the Company and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and

counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3) to indemnify each of the Trustee and any predecessor Trustee for, and to hold it harmless against, any and all loss, liability, damage, claim or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(6) or Section 501(7), the expenses (including the reasonable fees and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the termination of this Indenture.

SECTION 608 Conflicting Interests.

(a) If the Trustee has or shall acquire any conflicting interest, as defined in this Section, with respect to the Securities, it shall within 90 days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign in the manner and with the effect hereinafter specified in this Section.

(b) In the event that the Trustee shall fail to comply with the provisions of Subsection (a) of this Section with respect to the Securities, the Trustee shall, within 10 days after the expiration of such 90-day period, transmit by mail to the Company and all Holders, as their names and addresses appear in the Security Register, notice of such failure.

(c) For the purposes of this Section, the Trustee shall be deemed to have a conflicting interest with respect to the Securities if a Default has occurred and is continuing and

(1) The Trustee is trustee under another indenture under which any other securities or certificates of interest or participation in any other securities of the Company are outstanding, unless such other indenture is a collateral trust indenture under which the only collateral consists of Securities issued under this Indenture;

(2) the Trustee or any of its directors or executive officers is an obligor upon the Securities or an underwriter of the Company;

(3) the Trustee directly or indirectly controls or is directly or indirectly controlled by or is under direct or indirect common control with the Company or an underwriter for the Company;

(4) the Trustee or any of its directors or executive officers is a director, officer, partner, employee, appointee, or representative of the Company, or of an underwriter (other than the Trustee itself) for the Company who is currently engaged in the business of underwriting, except that (i) one individual may be a director or an executive officer, or both, of the Trustee and a director or an executive officer, or both, of the Company but may not be at the same time an executive officer of both the Trustee and the Company; (ii) if and so long as the number of directors of the Trustee in office is more than nine, one additional individual may be a director or an executive officer, or both, of the Trustee and a director of the Company, and (iii) the Trustee may be designated by the Company or by any underwriter for the Company to act in the capacity of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent or depositary, or in any other similar capacity, or subject to the provisions of paragraph (1) of this Subsection, to act as trustee, whether under an indenture or otherwise;

(5) 10% or more of the voting securities of the Trustee is beneficially owned either by the Company or by any director, partner or executive officer thereof, or 20% or more of such voting securities is beneficially owned, collectively, by any two or more of such persons; or 10% or more of the voting securities of the Trustee is beneficially owned either by an underwriter for the Company or by any director, partner or executive officer thereof, or is beneficially owned, collectively, by any two or more such persons;

(6) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), (i) 5% or more of the voting securities, or 10% or more of any other class of security, of the Company not including the Securities issued under this Indenture and securities issued under any other indenture for which the Trustee is also trustee, or (ii) 10% or more of any class of security of an underwriter of the Company;

(7) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 5% or more of the voting securities of any person who, to the knowledge of the Trustee, owns 10% or more of the voting securities of, or controls directly or indirectly or is under direct or indirect common control with, the Company;

(8) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 10%

or more of any class of security of any person who, to the knowledge of the Trustee, owns 50% or more of the voting securities of the Company; or

(9) the Trustee owns, on April 1 in any calendar year, in the capacity of executor, administrator, testamentary or *inter vivos* trustee, guardian, committee or conservator, or in any other similar capacity, an aggregate of 25% or more of the voting securities, or of any class of security, of any person, the beneficial ownership of a specified percentage of which would have constituted a conflicting interest under paragraph (6) (7) or (8) of this Subsection. As to any such securities of which the Trustee acquired ownership through becoming executor, administrator or testamentary trustee of an estate which included them, the provisions of the preceding sentence shall not apply, for a period of two years from the date of such acquisition, to the extent that such securities included in such estate do not exceed 25% of such voting securities or 25% of any such class of security. Promptly after April 1 in each calendar year, the Trustee shall make a check of its holdings of such securities in any of the above-mentioned capacities as of such April 1. If the Company fails to make payment in full of the principal of, premium (if any), or interest on any of the Securities when and as the same becomes due and payable, and such failure continues for 30 days thereafter, the Trustee shall make a prompt check of its holdings of such securities in any of the above-mentioned capacities as of the date of the expiration of such 30-day period, and after such date, notwithstanding the foregoing provisions of this paragraph, all such securities so held by the Trustee, with sole or joint control over such securities vested in it, shall, but only so long as such failure shall continue, be considered as though beneficially owned by the Trustee for the purposes of paragraphs (6), (7) and (8) of this Subsection.

The specification of percentages in paragraphs (5) to (9), inclusive, of this Subsection shall not be construed as indicating that the ownership of such percentages of the securities of a person is or is not necessary or sufficient to constitute direct or indirect control for the purposes of paragraphs (3) or (7) of this Subsection.

For the purposes of paragraphs (6), (7), (8) and (9) of this Subsection only: (i) the terms "security" and "securities" shall include only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay moneys lent to a person by one or more banks, trust companies or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness; (ii) an obligation shall be deemed to be "in default" when a default in payment of principal shall have continued for 30 days or more and shall not have been cured; and (iii) the Trustee shall not be deemed to be the owner or holder of (A) any security which it holds as collateral security, as trustee or otherwise, for an obligation which is not in default as defined in clause (ii) above, or (B) any security which it holds as collateral security under this Indenture, irrespective of any default

hereunder, or (C) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, or in any similar representative capacity.

(d) For the purposes of this Section:

(1) the term "underwriter", when used with reference to the Company, means every person who, within three years prior to the time as of which the determination is made, has purchased from the Company with a view to, or has offered or sold for the Company in connection with, the distribution of any security of the Company outstanding at such time, or has participated or has had a direct or indirect participation in any such undertaking, or has participated or has had a participation in the direct or indirect underwriting of any such undertaking, but such term shall not include a person whose interest was limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission.

(2) The term "director" means any director of a corporation or any individual performing similar functions with respect to any organization, whether incorporated or unincorporated.

(3) The term "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, an unincorporated organization or a government or political subdivision thereof. As used in this paragraph, the term "trust" shall include only a trust where the interest or interests of the beneficiaries are evidenced by a security.

(4) The term "voting security" means any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a person, or any security issued under or pursuant to any trust, agreement or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such security are currently entitled to vote in the direction or management of the affairs of a person.

(5) The term "Company" means any obligor upon the Securities.

(6) The term "executive officer" means the president, every vice president, every trust officer, the cashier, the secretary and the treasurer of a corporation, and any individual customarily performing similar functions with respect to any organization whether incorporated or unincorporated, but shall not include the chairman of the board of directors.

(e) The percentages of voting securities and other securities specified in this Section shall be calculated in accordance with the following provisions:

(1) A specified percentage of the voting securities of the Trustee, the Company or any other person referred to in this Section (each of whom is referred to as a "person" in this paragraph) means such amount of the outstanding voting securities of such person as entitles the holder or holders thereof to cast such specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such person are entitled to cast in the direction or management of the affairs of such person;

(2) A specified percentage of a class of securities of a person means such percentage of the aggregate amount of securities of the class outstanding.

(3) The term "amount", when used in regard to securities, means the principal amount if relating to evidences of indebtedness, the number of shares if relating to capital shares and the number of units if relating to any other kind of security.

(4) The term "outstanding" means issued and not held by or for the account of the issuer. The following securities shall not be deemed outstanding within the meaning of this definition:

(i) securities of an issuer held in a sinking fund relating to securities of the issuer of the same class;

(ii) securities of an issuer held in a sinking fund relating to another class of securities of the issuer, if the obligation evidenced by such other class of securities is not in default as to principal or interest or otherwise;

(iii) securities pledged by the issuer thereof as security for an obligation of the issuer not in default as to principal or interest or otherwise; and

(iv) securities held in escrow if placed in escrow by the issuer thereof:

provided, however, that any voting securities of an issuer shall be deemed outstanding if any person other than the issuer is entitled to exercise voting rights thereof.

(5) A security shall be deemed to be of the same class as another security if both securities confer upon the holder or holders thereof substantially the same rights and privileges; provided, however, that, in the case of secured evidences of indebtedness, all of which are issued under a single indenture, differences in the interest rates or maturity dates of various series thereof shall not be deemed sufficient to constitute such series different classes and provided, further, that, in the case of unsecured evidences of indebtedness,

differences in the interest rates or maturity dates thereof shall not be deemed sufficient to constitute them securities of different classes, whether or not they are issued under a single indenture.

SECTION 609 Corporate Trustee Required, Eligibility.

There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States or of any state of the United States which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by Federal or State authority. Such Trustee shall have a combined capital and surplus of at least $50,000,000 and maintain a Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

SECTION 610 Resignation and Removal; Appointment of Successor.

The Trustee may resign at any time by giving written notice thereof to the Company, provided that no resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 611.

The Trustee may be removed at any time by Act of the Holders of a majority in principal amount of the Outstanding Securities, delivered to the Trustee and to the Company.

If at any time:

(1) the Trustee shall fail to comply with Section 608 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(2) the Trustee shall cease to be eligible under Section 609 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Company by Company Order may remove the Trustee, or (B) subject to Section 514, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

If the instrument of acceptance by a successor Trustee required by Section 611 shall not have been delivered to the Trustee within 30 days after (i) the giving of such notice of resignation or (ii) the removal of the Trustee by the Company pursuant to Company Order, the Trustee who has so resigned or been removed may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Company Order, shall promptly appoint a successor Trustee (it being understood that at any time there shall be only one Trustee) and shall comply with the applicable requirements of Section 611. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 611, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 611, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders of Securities in the manner provided in Section 106. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

SECTION 611 Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee, the Company, the retiring Trustee and each successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 612 Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

SECTION 613 Appointment of Authenticating Agent.

The Trustee, with the prior written consent of the Company and after giving notice of the appointment described in this Section 613 in the manner provided in Section 106 to all Holders of Securities may appoint an Authenticating Agent or Agents which shall be authorized to act on behalf of the Trustee to authenticate Securities issued upon original issue and upon exchange or registration of transfer or pursuant to Section 305, and the Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 106 to all Holders of Securities. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment is made pursuant to this Section, the Securities may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Company's 8.20% Notes due 2027 referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK,
As Trustee

By..
As Authenticating Agent

By..
Authorized Officer

ARTICLE 7
HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

SECTION 701 Company To Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee

(1) semi-annually, not later than the Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities as of a date not more than 15 days prior to such Regular Record Date, and

(2) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

SECTION 702 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders received by the Trustee in its capacity as Security Registrar.

(b) If three or more Holders (herein referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders with respect to their rights under this Indenture or under the Securities and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either

(1) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 702(a); or

(2) inform such applicants as to the approximate number of Holders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 702(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 702(a) a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender the Trustee shall mail to such applicants, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interest of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion.

(c) Every Holder, by receiving and holding Securities, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 702(b) regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 702(b).

SECTION 703 Reports by Trustee.

The Trustee shall, within 60 days after each May 15 following the date of this Indenture, deliver a brief report, dated as of such May 15, which reports each item that would be required to be reported under Section 313(a) of the *Trust Indenture Act* if the Indenture were then qualified

under the *Trust Indenture Act*, but such report need not be delivered if it would not have been required by the *Trust Indenture Act*..

SECTION 704 Reports by Company.

The Company shall file with the Trustee, within 120 days after the last day of each fiscal year of the Company, Financial Statements showing the consolidated financial conditions and results of operations of the Company as of, and for the year ended on, such last day, accompanied by the opinion, without material qualifications, of the Company's independent chartered accountants, and within 60 days after the last day of each of the first three fiscal quarters of the Company (commencing as of the fiscal quarter ended June 30, 1997), unaudited Financial Statements showing the consolidated financial conditions and results of operations of the Company as of, and for the period from the beginning of the current fiscal year to, such last day. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

ARTICLE 8
CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

SECTION 801 Company May Consolidate, Etc., Only on Certain Terms.

The Company shall not merge, amalgamate or consolidate with or into any other Person or permit any other Person to merge, amalgamate or consolidate into the Company (other than a merger, amalgamation or consolidation of a Subsidiary into the Company) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property or assets to any Person, unless:

(1) the entity formed by or surviving any such consolidation, merger or amalgamation (if the Company is a party to the transaction and is not the surviving entity) or to which such sale, transfer or conveyance is made (the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America or a State thereof or Canada or a Province thereof or the District of Columbia and such corporation expressly assumes by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation, the due and punctual payment of the principal of, premium, if any, and interest on all the Securities, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed by the Company;

(2) immediately before and after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

SECTION 802 Successor Substituted.

Upon any consolidation of the Company with, or merger or amalgamation of the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety in accordance with Section 801, the successor Person formed by such consolidation or into which the Company is merged or amalgamated or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE 9
SUPPLEMENTAL INDENTURES

SECTION 901 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto or otherwise amend this Indenture, in form satisfactory to the Trustee, for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(2) to add to the covenants of the Company for the benefit of the Holders of the Securities or to surrender any right or power herein conferred upon the Company; or

(3) to add any additional Events of Default for the benefit of the Holders of the Securities; or

(4) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

(5) to secure the Securities pursuant to the requirements of Section 1007 or otherwise; or

(6) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee pursuant to the requirements of Section 611; or

(7) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action pursuant to this Clause (7) shall not adversely affect the interests of the Holders of Securities in any material respect; or

(8) to comply with any requirements of the Commission in connection with the qualification of this Indenture under the *Trust Indenture Act;* or

(9) to make any change that does not adversely affect the interests of any Holder of Securities.

SECTION 902 Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto, amendments to this Indenture or waivers for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of the Securities under this Indenture; *provided, however*, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or the redemption price payable upon the redemption thereof, or reduce the amount of the principal of any Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or alter the redemption or repurchase provisions with respect

thereto, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

(2) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(3) modify any of the provisions of this Section, Section 513 or Section 1014, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; *provided, however*, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 611 and 901(6);

(4) reduce the relative ranking of any Securities in a manner adverse to Holders; or

(5) release any security that may have been granted in respect of the Securities.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amendment, waiver or supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903 Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 601) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

SECTION 904 Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this

Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905 Conformity with *Trust Indenture Act*.

Every supplemental indenture or amendment executed pursuant to this Article shall conform to the requirements of the *Trust Indenture Act* if at that date the Indenture shall then be qualified under the *Trust Indenture Act*.

SECTION 906 Reference in Securities to Supplemental Indentures.

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

ARTICLE 10
COVENANTS

SECTION 1001 Payment of Principal, Premium and Interest.

The Company covenants and agrees for the benefit of the Securities that it will duly and punctually pay the principal of and any premium and interest on the Securities in accordance with the terms of the Securities and this Indenture. Principal, premium, if any, and interest shall be considered paid on the date due if on such date the Trustee or Paying Agent (other than the Company or its Affiliates, except such Affiliates providing commercial banking services to the Company or its Subsidiaries upon commercially reasonable terms in the ordinary course of such Affiliate's business) holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders of Securities on that date pursuant to the terms of this Indenture.

SECTION 1002 Maintenance of Office or Agency.

The Company will maintain in each Place of Payment for the Securities an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands

may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however,* that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

SECTION 1003 Money for Security Payments To Be Held in Trust.

If the Company or any of its Affiliates (except such Affiliates providing commercial banking services to the Company or its Subsidiaries upon commercially reasonable terms in the ordinary course of such Affiliate's business) shall at any time act as Paying Agent, it will, on or before each due date of the principal of or any premium or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for the Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided in the following paragraph, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for the Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (i) hold all sums held by it for the payment of the principal of, premium (if any), or interest on the Securities in trust for the benefit of the Holders of the Securities until such sums shall be paid to such Holders or otherwise disposed of as herein provided; (ii) give the Trustee notice of any default by the Company (or any other obligor upon the Securities) in the making of any payment of principal, premium (if any), or interest; and (iii) during the continuance of any default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, and upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities.

The Company will cause each Paying Agent for the Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) comply with the provisions of the *Trust Indenture Act* applicable to it as a Paying Agent and (2) during the continuance of any default by the Company (or any other obligor upon the Securities) in the making

of any payment in respect of the Securities, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

The Trustee and the Paying Agent shall promptly pay to the Company upon Company Request any money or securities held by them at any time in excess of amounts required to pay principal of, premium, if any, or interest on the Securities.

Any money deposited with the Trustee or any other Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Security and remaining unclaimed for one year after such principal, premium or interest has become due and payable may be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified herein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

SECTION 1004 Statement by Officers as to Default.

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

SECTION 1005 Existence.

Subject to Article Eight, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; *provided, however*, that the Company shall not be required to preserve any such right or franchise if the Board of Directors shall determine that the preservation thereof is no longer desirable in the

conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

SECTION 1006 Maintenance of Properties.

The Company will cause all properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however*, that (1) nothing in this Section shall prevent the Company from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business or the business of any Subsidiary and not disadvantageous in any material respect to the Holders and (2) to the extent such properties are operated by another Person, the Company shall only be required to use commercially reasonable efforts to cause the operator to maintain such properties in compliance with this section.

SECTION 1007 Limitation on Liens.

The Company shall not, and shall not permit any Material Subsidiary to, Incur any Lien on or with respect to any Property of the Company or any such Material Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Securities are secured equally and ratably with (or prior to) any and all other obligations secured by such Lien, except for:

(a) any Lien existing on any Property of a Person at the time such Person is merged, amalgamated or consolidated with or into the Company or any such Material Subsidiary, provided that such Liens are not extended to other Property of the Company or any such Material Subsidiary;

(b) any Lien existing on any Property at the time of the acquisition thereof, provided that such Liens are not extended to other Property of the Company or any such Material Subsidiary;

(c) Liens existing as of the Issue Date (other than Liens securing the Existing Credit Facilities);

(d) Liens to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in the foregoing clauses (a) through (c) and clauses (l) and (m) below; *provided, however*, that (i) such new Lien shall be limited to all or part of the same property that secured the original Lien, plus improvements on such property and (ii) the Indebtedness secured by such

Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (a) through (c) above and clauses (l) and (m) below at the time the original Lien became a Lien permitted in accordance with the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(e) any Lien incidental to the normal conduct of the business of the Company or any such Material Subsidiary, the ownership of its property or the conduct in the ordinary course of its business (including, without limitation, (i) easements, rights of way and similar encumbrances, (ii) rights of lessees under leases, (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any such Material Subsidiary or on deposit with or in the possession of such banks, (iv) Liens imposed by law, including without limitation Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and (v) Liens Incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice) in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Company and its Material Subsidiaries taken as a whole;

(f) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP;

(g) Liens Incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP and so long as such Liens do not encumber assets by an amount in excess of 10% of Consolidated Tangible Assets;

(h) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Material Subsidiaries;

(i) Liens securing a Hedging Agreement;

(j) Liens resulting from the pledge of Capital Stock of a Person that is not a Material Subsidiary;

(k) Oil and Gas Liens Incurred in the ordinary course of the business of the Company or any Material Subsidiary;

(l) Liens on pipelines, pumping stations or other pipeline facilities, drilling, mining and extraction equipment, production equipment, platforms, power plants and utilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment; computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gassification or gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that, such Lien is Incurred to finance the acquisition by the Company or any such Material Subsidiary of such property or assets within 90 days after such acquisition and such Lien shall be limited to the specified property or assets being financed;

(m) Liens on current assets (as determined in accordance with GAAP) given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is Incurred or the date of any renewal or extension thereof; and

(n) Liens not otherwise permitted by clauses (a) through (m) encumbering assets having an aggregate Fair Market Value at the date of Incurrence of such Lien not in excess of 5% of Consolidated Tangible Assets.

SECTION 1008 Limitation on Sale and Leaseback Transactions

The Company will not enter into, renew or extend, or permit any Material Subsidiary of the Company to enter into, renew or extend, any Sale and Leaseback Transaction except (a) a Sale and Leaseback Transaction that, had such Sale and Leaseback Transaction been structured as a mortgage loan rather than as a Sale and Leaseback Transaction, the Company would not have been prohibited from entering into such transaction pursuant to the terms of Section 1007, and (b) Sale and Leaseback Transactions not described in (a) above with respect to which the Company or any Material Subsidiary receives in the aggregate Net Available Proceeds not exceeding $25,000,000 (or its equivalent in any other currencies, each such equivalent to be determined at the time of the relevant sale or transfer and not to be affected by subsequent changes in exchange rates) and the Company or such Material Subsidiary, within 360 days after the sale of such Property in connection with such Sale and Leaseback Transaction is consummated, applies an amount equal to the Net Available Proceeds to (i) the purchase of Additional Assets or (ii) the repayment, repurchase or retirement of any Indebtedness (other than the Securities) of the Company ranking on a parity with

the Securities, or the Company has made a Prepayment Offer to the Holders of the Securities to the extent that any portion of the Net Available Proceeds remains after the applications otherwise described in clauses (i) and (ii) above. To the extent that any portion of the Net Available Proceeds remains after their application as provided in the preceding sentence, the Company may use such remaining amount for general corporate purposes.

SECTION 1009 Limitation on Certain Asset Sales

The Company shall not, and shall not permit any Material Subsidiary to, consummate any Asset Sale after the Issue Date, unless:

(1) The Company or such Material Subsidiary has received consideration from such Asset Sale in an amount at least equal to the Fair Market Value for the shares or assets sold;

(2) All of the consideration received by the Company or such Material Subsidiary from such Asset Sale is in the form of cash or readily marketable cash equivalents, *provided, however,* that the Fair Market Value of Additional Assets received by the Company or any Material Subsidiary in consideration of an exchange of direct or indirect interests in Properties used in the Oil and Gas Business of the Company shall be treated as cash for purposes of this sentence; and

(3) The Company or any Material Subsidiary, within 360 days after such Asset Sale is consummated, has applied an amount equal to the Excess Net Cash Proceeds to (i) the purchase of Additional Assets or (ii) the repayment, repurchase or retirement of any Indebtedness (other than the Securities) of the Company ranking on a parity with the Securities, or the Company has made a Prepayment Offer to the Holders of the Securities to the extent that any portion of the Excess Net Cash Proceeds remains after the applications otherwise described in clauses (i) and (ii) above. To the extent that any portion of the Excess Net Cash Proceeds remains after compliance with the preceding sentence, the Company may use such remaining amount for general corporate purposes.

SECTION 1010 Limitation on Business

The Company shall not abandon the businesses carried on by the Company as at March 1, 1997.

SECTION 1011 Insurance

The Company will maintain or cause to be maintained insurance in respect of all of the Property of the Company and its Material Subsidiaries which are of an insurable nature against loss

or damage with insurers reasonably believed by the Company to be responsible to the extent that Property of similar characteristics is usually so insured by corporations similarly situated and owning like Properties in accordance with good business practice.

SECTION 1012 Additional Amounts.

All payments made by the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless the Company is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the Issue Date, the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, the Company will pay to each Holder of Securities Outstanding on the day of the required payment, such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by such Holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the *Income Tax Act* (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder. The Company will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, to the Holders of Securities Outstanding on the date of the required payment, copies of tax receipts evidencing that such payment has been made by the Company. The Company will indemnify and hold harmless each Holder of Securities Outstanding on the date of the required payment (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (ii) any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Securities, (c) interest, or (d) any other amount payable on or with respect to any of the Securities,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

SECTION 1013 Provision of Information.

The Company will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser designated by such a Holder, upon request of such Holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Company to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, the Company is subject to the reporting requirements of Section 13 or Section 15(d) of the *Exchange Act* or is exempt from such requirements pursuant to Rule 12g3-2(b) under the *Exchange Act* (as amended from time to time and including any successor provision) and no such information about the Company is otherwise required pursuant to Rule 144A.

SECTION 1014 Waiver of Certain Covenants.

The Company may omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Sections 901(2) for the benefit of the Holders or in any of Sections 1007 to 1011 and 1013, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities shall, by Act of such Holders and on behalf of the Holders of all Securities, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE 11
REDEMPTION OF SECURITIES

SECTION 1101 Redemption for Taxation Reasons.

The Company may, at any time, redeem, as a whole but not in part, the Outstanding Securities at a redemption price of 100% of the principal amount thereof, together with interest accrued, if any, to the date fixed for redemption if it has become or would become obligated to pay any Additional Amounts in accordance with Section 1012 in respect of such Securities as a result of (i) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (ii) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the Issue Date of the Securities for which such determination is being made.

No notice of such redemption may be given earlier than 30 days prior to the earliest date on which the Company would but for such redemption be obligated to pay such Additional Amounts and at the time such notice is given, such obligation to pay such Additional Amounts shall remain in effect. At the time of the giving of any notice of redemption of Securities pursuant to this Section 1101, the Company shall deliver to the Trustee an Officers' Certificate stating that the Company is entitled to effect such redemption and setting forth in reasonable detail a statement of facts showing that the conditions precedent to the right of the Company to so redeem the Securities have occurred, upon which statement the Trustee shall conclusively rely without any investigation whatsoever.

SECTION 1102 Election To Redeem, Notice to Trustee.

The election of the Company to redeem any Securities shall be evidenced by a Board Resolution. In case of any redemption at the election of the Company of all the Securities, the Company shall, at least 45 days prior to the Redemption Date fixed by the Company (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities to be redeemed.

SECTION 1103 Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities, at his address appearing in the Security Register.

All notices of redemption shall identify the Securities to be redeemed (including CUSIP number) and state:

(1) the Redemption Date,

(2) the Redemption Price,

(3) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date, and

(4) the place or places where each such Security is to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company and shall be irrevocable.

SECTION 1104 Deposit of Redemption Price.

Prior to any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date. Upon Company Order, the Paying Agent shall promptly return to the Company any money so deposited which is not required for such purpose.

SECTION 1105 Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; *provided, however*, that, installments, of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 306,

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

SECTION 1106 Purchase of Securities.

The Company shall have the right at any time and from time to time to purchase securities in the open market or otherwise at any price.

ARTICLE 12
DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1201 Defeasance and Discharge.

The Company shall be deemed to have been discharged from its obligations with respect to the Securities as provided in this Section on and after the date the conditions set forth in Section 1203 are satisfied (hereinafter called "Defeasance"). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Securities and to have satisfied all its other obligations under the Securities and this Indenture insofar as the Securities are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), subject to the following which shall survive

until otherwise terminated or discharged hereunder: (1) the rights of Holders of the Securities to receive, solely from the trust fund described in Section 1203 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on the Securities when payments are due, (2) the Company's obligations with respect to the Securities under Sections 303, 304, 305, 1002, 1003 and the last paragraph of Section 1012, (3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 1202 applied to the Securities.

SECTION 1202 Covenant Defeasance.

(1) The Company shall be released from its obligations under Sections 1006 through 1011, inclusive, and 1013, and any covenants provided pursuant to Section 901(2) for the benefit of the Holders of the Securities and (2) the occurrence of any event specified in Sections 501(3) Sections 1006 through 1011, inclusive, and 1013, and any such covenants provided pursuant to Section 901(2), and 501(3) shall be deemed not to be or result in an Event of Default, in each case with respect to the Securities as provided in this Section on and after the date the conditions set forth in Section 1203 are satisfied (hereinafter called "Covenant Defeasance"). For this purpose, such Covenant Defeasance means that, with respect to the Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 501(3)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or Article or by reason of any reference in any such Section or Article to any other provision herein or in any other document, but the remainder of this Indenture and the Securities shall be unaffected thereby.

SECTION 1203 Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 1201 or Section 1202 to the Securities:

(1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 609 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of the Securities, money in an amount, or U.S. Government Obligations, or a combination thereof, which through the payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment,

money in an amount, in each case sufficient, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on the Securities on the Stated Maturities in accordance with the terms of this Indenture and the Securities.

(2) With respect to Section 1201, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from the Internal Revenue Service a ruling to the effect that, and based thereon such opinion shall confirm that, the Holders of the Securities will not recognize gain or loss for United States Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to the Securities and will be subject to United States Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, Defeasance and discharge were not to occur.

(3) With respect to Section 1202, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Securities will not recognize gain or loss for United States Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to the Securities and will be subject to United States Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(4) The Company shall have delivered to the Trustee an Officers' Certificate to the effect that the Securities, if then listed on any securities exchange, will not be delisted as a result of such deposit.

(5) No Default shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 501(6) and 501(7), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(6) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest under Section 608 (assuming the Securities are in Default).

(7) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which it is bound.

(8) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

(9) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

SECTION 1204 Deposited Money and U.S. Government Obligations To Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 1205, the Trustee and any such other trustee are referred to collectively as the "Trustee") pursuant to Section 1203 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of the Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 1203 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 1203 with respect to any Securities which, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to the Securities.

SECTION 1205 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and the Securities from which the Company has been discharged or released pursuant to Section 1201 or 1202 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to the Securities, until such time as the Trustee or

Paying Agent is permitted to apply all money held in trust pursuant to Section 1204 with respect to the Securities in accordance with this Article; *provided, however,* that if the Company makes any payment of principal of or any premium or interest on any Security following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of the Securities to receive such payment from the money so held in trust.

ARTICLE 13
CONCERNING THE HOLDERS

SECTION 1301 Action by Holders.

Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of Securities may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage have joined therein may be evidenced (a) by an instrument or a number of instruments as provided in Section 104, or (b) by the record of the Holders voting in favor thereof at any meeting of Holders duly called and held in accordance with the provisions of Article Fourteen, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders.

SECTION 1302 Proof of Record of Holders' Meeting.

Subject to the provisions of Sections 601 and 1405, the record of any Holders' meeting shall be proved in the manner provided in Section 1406.

SECTION 1303 Identification of Company-Owned Securities.

Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers' Certificate listing and identifying all Securities, if any, known by the Company to be owned or held by or for the account of the Company or any other obligor on the Securities or by any Related Party of the Company or any other obligor on the Securities; and, subject to the provisions of Section 601, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are Outstanding for the purpose of any such determination.

SECTION 1304 Revocation of Consents; Future Holders Bound.

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 1301, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included in the Securities the Holders of which have consented to or are bound by consents to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 104,

revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future holders and owners of such Security and of any Security issued on registration of transfer thereof or in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon any such Security or such other Security.

ARTICLE 14
HOLDERS' MEETINGS

SECTION 1401 Purposes of Meetings.

A meeting of Holders of Securities may be called at any time and from time to time pursuant to the provisions of this Article Fourteen for any of the following purposes:

(1) to give any notice to the Company or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Holders of Securities pursuant to any of the provisions of Article Five;

(2) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article Six;

(3) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 902; or

(4) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Securities under any other provision of this Indenture or under applicable law,

SECTION 1402 Call of Meetings by Trustee.

The Trustee may at any time call a meeting of Holders of Securities to take any action specified in Section 1401, to be held at such time and at such place in the Borough of Manhattan, The City of New York, as the Trustee shall determine. Notice of every meeting of the Holders of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to all Holders of Securities at their addresses as they shall appear on the Security Register. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting (or, in the case of a meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, not less than 20 nor more than 40 days).

Upon the calling of a meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, a record date shall be established for determining Holders of

Outstanding Securities entitled to vote at such meeting, which record date shall be the close of business on the day the Trustee mails the Notice of the Meeting of Holders. The Holders on such record date, and their designated proxies, and only such Persons, shall be entitled to vote at such meeting of Holders.

SECTION 1403 Call of Meetings by Company or Holders.

In case at any time the Company, pursuant to a resolution of its Board of Directors, or the Holders, or their designated proxies, of at least 25% in aggregate principal amount of the Outstanding Securities, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and the place in said Borough of Manhattan for such meeting and may call such meeting to take any action authorized in Section 1401, by mailing notice thereof as provided in Section 1402.

SECTION 1404 Qualifications for Voting.

To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Securities or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Securities; *provided, however*, that in the case of any meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, only Holders, or their designated proxies, of record of Outstanding Securities on the record date established pursuant to Section 1402 hereof shall be entitled to vote at such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

SECTION 1405 Regulations.

Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit. Except as otherwise permitted or required by any such regulation, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in said Section 104 or by having the signature of the Person executing the proxy witnessed or guaranteed.

The Trustee shall, by an instrument in writing, appoint a temporary chairman and a temporary secretary of the meeting, unless the meeting shall have been called by the Company or by Holders as provided in Section 1403, in which case the Company or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman and a temporary

secretary. A permanent chairman and a permanent secretary of the meeting shall be elected by the Persons holding or representing a majority of the Outstanding Securities represented at the meeting.

Subject to the provisions of Section 1304, at any meeting each Holder or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him; *provided, however*, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to this Section) of the meeting to be not Outstanding. Neither the temporary chairman nor the permanent chairman of the meeting shall have a right to vote other than by virtue of Securities held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 1402 or 1403 may be adjourned from time to time by the Persons holding or representing a majority of the Securities represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

At any meeting of the Holders of Securities a quorum shall consist of Holders present in person or by proxy and representing at least 25 % in principal amount of the Outstanding Securities. If a quorum of the Holders of Securities shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is a non-Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders of Securities present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25 % of the principal amount of the Outstanding Securities.

SECTION 1406 Voting.

The vote upon any resolutions submitted to any meeting of Holders shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities or of their representatives by proxy. The permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to Section 1405) of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 1405) of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 1405) of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 1402. The record shall be signed and verified by the affidavits of the permanent chairman and the permanent secretary of the meeting (or if no permanent chairman and/or permanent secretary shall have been

elected pursuant to Section 1405, then the temporary chairman and/or the temporary secretary, as the case may be, shall take such action) and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

SECTION 1407 No Delay of Rights by Meeting.

Nothing in this Article Fourteen contained shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Securities.

ARTICLE 15
MISCELLANEOUS PROVISIONS

SECTION 1501 Consent to Jurisdiction and Service of Process.

The Company irrevocably submits to the jurisdiction of any United States Federal court (or, if such court refuses to take jurisdiction, any New York State Court) located in the Borough of Manhattan in The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Company is subject) by a suit upon such judgment, provided that service of process is effected upon the Company in the manner specified in the following paragraph or as otherwise permitted by law; *provided, however*, that the Company does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment in each case before the trial court of a U.S. Federal or State court having appellate jurisdiction over such trial court or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Company will at all times have an authorized agent in the Borough of Manhattan, The City of New York upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process

upon the Company in any such legal action or proceeding. The Company hereby irrevocably appoints C T Corporation System, whose address is, as of the date hereof, 1633 Broadway, New York, New York 10019, as its agent for such purpose until April 1, 2028 and covenants and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent at said address (or at such other address in the Borough of Manhattan, The City of New York, as the Company may designate by written notice to the Trustee).

The Company hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Company set forth in the first paragraph of this instrument or to any other address of which the Company shall have given written notice to the Trustee. The Company irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service and mailing (i) shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

SECTION 1502 Indenture and Securities Solely Corporate Obligations.

No recourse under or upon any obligation, covenant or agreement of this Indenture, any supplemental indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of any successor corporation or Person, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Company or of any successor corporation or Person, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

SECTION 1503 Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

ATHABASCA OIL SANDS INVESTMENTS INC.

By /s/

By

THE BANK OF NEW YORK,
as Trustee

By /s/

CDN. $800,000,000 CREDIT FACILITY

CREDIT AGREEMENT

BETWEEN:

CANADIAN OIL SANDS LIMITED
(as Borrower)

and

THE PERSONS PARTY HERETO
FROM TIME TO TIME IN THEIR CAPACITY AS LENDERS
(as Lenders)

and

ROYAL BANK OF CANADA
(as Agent)

and

CIBC WORLD MARKETS
RBC CAPITAL MARKETS
(as Co-Lead Arrangers and Co-Bookrunners)

and

BANK OF MONTREAL
THE BANK OF NOVA SCOTIA
(as Co-Documentation Agents)

dated as of April 27, 2005

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

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TABLE OF CONTENTS

Page

THIS CREDIT AGREEMENT is dated as of April 27, 2005

BETWEEN

CANADIAN OIL SANDS LIMITED, a corporation subsisting under the laws of Alberta, having its principal place of business in Calgary, Alberta

AND

Each of the Persons named on Schedule A hereto in their capacities as Lenders

AND

ROYAL BANK OF CANADA, a Canadian chartered bank with an office in Toronto, Ontario, in its capacity as Agent

WHEREAS:

1. the Borrower has requested the Lenders to provide the Borrower with a credit facility in the principal amount of Cdn. $800,000,000 or the Equivalent Amount in U.S. Dollars; and

2. the Lenders have agreed to provide such credit facility subject to the terms and conditions of this Agreement;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" means a written notice delivered by the Agent to the Borrower pursuant to Section 9.2(b) declaring all Liabilities of the Borrower outstanding to the Agent and the Lenders hereunder to be due and payable;

"Accounts" means the accounts and records established by the Agent and each of the Lenders pursuant to Section 4.3 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders and the Agent hereunder;

"**Advance**" means the advance of any Loan by the Lenders and the acceptance of Bankers' Acceptances or, if applicable, the advance of BA Equivalent Advances by the Lenders, including any Rollovers or Conversions;

"**Affiliate**" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be "**controlled by**" any other Person if such other Person possesses, directly or indirectly, (a) the power to vote more than 5% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (b) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;

"**Affiliate Guarantee**" means a guarantee given by a Trust Affiliate pursuant to Section 8.1(q) or by any other Material Subsidiary in order to ensure compliance with Section 8.2(k), in each case substantially in the form of Schedule J, as supplemented, amended and replaced from time to time;

"**Agent**" means RBC when acting in its capacity as agent hereunder and includes any successor agent appointed pursuant to Section 11.16;

"**Agent's Account for Payments**" means the accounts maintained by the Agent at its Toronto main branch to which payments and transfers under this Agreement are to be effected as the Agent may from time to time advise the Borrower and the Lenders in writing;

"**Agent's Branch of Account**" means such office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"**Agreement**" means this agreement, all Schedules attached hereto and any future amendments or supplements thereto;

"**Alberta**" means Her Majesty the Queen in Right of the Province of Alberta;

"**Applicable Law**" means, in relation to any Person, property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental Actions of Governmental Authorities in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event;

"**Arrangers**" means CIBC World Markets and RBC Capital Markets;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of an Advance made by way of Bankers' Acceptances (or any Rollover of or Conversion into Bankers' Acceptances);

"**Bankers' Acceptances**" means bankers' acceptances denominated in Cdn. Dollars in the form of either a depository bill, as defined in the *Depository Bills and Notes Act* (Canada), or a non-interest bearing bill of exchange, as defined in the *Bills of Exchange Act* (Canada), in either case

which are issued by the Borrower pursuant to Sections 3.3 or 3.9 and accepted and, if applicable, purchased by the Lenders pursuant to Section 3.5;

"Banking Day" means a day which is both a Business Day and a day on which dealings in U.S. Dollars by and between banks in the London, England interbank market may be conducted;

"basis point" or **"bp"** means one one-hundredth of one percent (.01%);

"Borrower" means Canadian Oil Sands Limited, a corporation subsisting under the laws of Alberta;

"Borrowings" means, at any given time during the term of the Agreement, the principal amounts outstanding by way of Loans and BA Equivalent Advances made by the Lenders together with the face amount of outstanding Bankers' Acceptances accepted by the Lenders and **"Borrowing"** means the principal amount of any single Loan made by the Lenders or the face amount of any Bankers' Acceptances (and, if applicable, any related BA Equivalent Advances) issued by the Borrower and accepted by the Lenders;

"Branch of Account" means, with respect to each Lender, the branch or office of such Lender in Canada at the address set forth opposite such Lender's name on Schedule A or such other branch or office in Canada as such Lender may from time to time advise the Borrower and the Agent in writing; provided that, for purposes of delivering any notice required to be delivered by the Agent to a Lender pursuant to Sections 11.8 and 13.6 and for purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify in writing any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Toronto, Ontario, Canada and Calgary, Alberta, Canada and in respect of any payments in U.S. Dollars, a day on which banking institutions are open for business in New York, New York;

"Canadian Dollars", **"Cdn. Dollars"** and the symbol **"Cdn. $"** each mean lawful money of Canada;

"Capital Lease" means, with respect to any Person, any lease or other arrangement relating to real or personal property which is required, in accordance with GAAP, to be accounted for as a capital lease on a balance sheet of such Person;

"Cash Collateral Account" means an account with the Agent, or such financial institution as designated by the Agent, from which the Borrower has no withdrawal rights or privileges, which account and all funds credited thereto and interest thereon (all of which shall be for the account of the Borrower) shall be the subject of a Security Interest or right of set-off in favour of the Agent and the Lenders and which account shall bear interest at the rate of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms;

"Change of Control" means any circumstances arising after the date hereof in which a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act*

(Alberta)) acquires Trust Units which, together with all other Trust Units held by such Persons, constitute in the aggregate more than 50% of all outstanding Trust Units (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Trust Units);

"CIBC" means Canadian Imperial Bank of Commerce, a Canadian chartered bank;

"Commitment" means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings under the Credit Facility at any one time outstanding up to but not exceeding the applicable amount set forth opposite such Lender's name on Schedule A, as such amount may hereafter be cancelled, reduced or not available from time to time pursuant to this Agreement;

"Commodity Swap" means a financial arrangement or physical sale (other than a physical sale in the ordinary course of business) entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis, which arrangements and sales are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in commodity prices;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule F executed by a senior officer of the Borrower;

"Consolidated Debt" means all indebtedness for borrowed money which is included on the consolidated balance sheet of the Borrower (including for the purposes of this definition only any Excluded Trust Affiliates) and in any event including (without duplication):

(a) letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Debt within the meaning of this definition, to the extent of the outstanding principal amount of such obligations;

(b) Liabilities in respect of any lease which is a Capital Lease (including any sale-leaseback to the extent it constitutes a Capital Lease);

(c) Liabilities for or in respect of the deferred purchase or acquisition price of assets unless the same are payable on normal trade terms in less than 90 days from the date such assets are acquired or such greater period, not to exceed 180 days, as may be expressly permitted for payment in the relevant agreement governing such purchase or acquisition;

(d) Guarantees of any of the Liabilities which would otherwise constitute Consolidated Debt within the meaning of this definition, to the extent of the outstanding principal amount of such Liabilities;

(e) the Borrower's and any Material Subsidiary's share (based upon their Syncrude Interest) of indebtedness for borrowed money issued, created, incurred or assumed by the Operator or all of the Participants solely for the purposes of the Syncrude Project and which indebtedness for borrowed money is included on the balance sheet of the Operator; and

(f) the outstanding amount of any Securitization Program,

all as determined in accordance with GAAP (save and except for any indebtedness of the Subsidiary Partnership which would be included in Consolidated Debt which shall be included on the basis of the proportionate partnership interest of the Borrower, the Subsidiaries and any Excluded Trust Affiliates in such partnership regardless of any subsequent changes to GAAP relating to the proportionate consolidation of the Borrower's interest in the Subsidiary Partnership) on a consolidated basis and by reference to the consolidated balance sheet of the Borrower (including for certainty any Trust Affiliates and applying any exchange rates used therein for the purposes of converting amounts in U.S. Dollars to Canadian Dollars) and provided that any Subordinated Intercompany Obligations and Convertible Debentures shall be excluded from Consolidated Debt;

"Conversion" means a conversion of one type of Borrowing into another type of Borrowing pursuant to Section 3.9;

"Conversion Date" means each Business Day on which the conversion of a Borrowing or a portion thereof is to be made pursuant to a request from the Borrower under Section 3.9;

"Convertible Debentures" means, with respect to the Borrower or the Trust, all indebtedness created, incurred, assumed or guaranteed by such Person in respect of the convertible subordinated debentures or notes issued or guaranteed by such Person which have all of the following characteristics:

(a) an initial final maturity or due date in respect of repayment of principal extending beyond the earliest Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(b) no scheduled or mandatory payments or repurchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Trust Units as contemplated in (f) below) prior to the earliest Maturity Date in effect at the time such debentures are created, incurred, assumed or guaranteed;

(c) upon and during the continuance of any Event of Default or acceleration of the time for repayment of any of the Liabilities owing under this Agreement which has not been rescinded, all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Liabilities;

(d) upon any distribution of the assets of such Person on any dissolution, winding up, total liquidation or reorganization of such Person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Liabilities owing under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any), or interest payable in regard to such debentures or notes;

(e) a Default, Event of Default, acceleration of the time for repayment of any of the Liabilities or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any document delivered pursuant hereto shall not:

(i) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(ii) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the issuer and subject to customary conditions in convertible debentures including obtaining regulatory approvals, by delivering Trust Units in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"Credit Facility" has the meaning ascribed thereto in Section 3.1;

"Cross Currency Rate Swap" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis which is an Interest Swap where the Borrower and the counterparty also exchange notional principal amounts in U.S. Dollars for an equivalent amount in Cdn. Dollars or vice versa and the interest payments related to such principal amounts, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in interest rates;

"Crown Royalties" means all amounts payable by the Borrower or any Material Subsidiary in the nature of royalties which are required to be paid to Alberta in respect of the Syncrude Interest;

"Currency Swap" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis in connection with forward rate, currency swap or currency exchange and other similar currency related transactions, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in exchange rates;

"Debt Ratings" means the ratings that have been most recently announced by Moody's and Standard & Poor's for the long term unsecured and unsubordinated debt of the Borrower;

"Default" means the occurrence of any of the events specified in Section 9.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

"Designated Material Subsidiary" means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 3.13 and which would not otherwise fall within part (a) or (b) of the definition of "Material Subsidiary";

"Discount Proceeds" means the net cash proceeds to the Borrower from the sale of a Bankers' Acceptance required to be purchased by a Lender hereunder, at the Discount Rate, before deduction or payment of the fees payable to such Lenders under Section 5.4;

"Discount Rate" means on any day:

(a) with respect to an issue of Bankers' Acceptances having the same maturity date issued by a Schedule I Lender:

(i) for Bankers' Acceptances with a Standard Term, the per annum rate of interest which is the rate determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at approximately 10:00 a.m. (Toronto time) on such day, (as adjusted by the Agent after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); and

(ii) for Bankers' Acceptances which do not have a Standard Term, the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) applicable to the Canadian Dollar bankers' acceptances in a comparable amount to the Bankers' Acceptances proposed to be issued by the Borrower and accepted by such Schedule I Lender quoted to the Agent by such Schedule I Lender as of 10:00 a.m. (Toronto time) on such day;

(b) with respect to an issue of Bankers' Acceptances having the same maturity date issued by a Lender that is a Schedule II/III Lender:

(i) for Bankers' Acceptances with a Standard Term, the lesser of:

(A) the rate set out in paragraph (a)(i) above plus ten (10) bps; and

(B) the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) applicable to the Canadian Dollar bankers' acceptances in a comparable amount to the Bankers' Acceptance proposed to be issued by the Borrower and accepted by such Schedule II/III Lender quoted to the Agent by such Schedule II/III Lender as of 10:00 a.m. (Toronto time) on such day in the case of Bankers' Acceptances;

(ii) for Bankers' Acceptances which do not have a Standard Term, the rate set out in paragraph (b)(i)(B) above;

"Dissenting Lender" means a Dissenting Lender as defined in Section 12.2;

"Distribution" means any payment or distribution by the Borrower or any Material Subsidiary to the Trust, or any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q) (whether made, paid or satisfied in or for cash, property or both) and including payments and distributions by way of:

(a) any payment of the Trust Royalties;

(b) any payment of or on account of indebtedness for borrowed money owing to any such Person;

(c) any payment or other distribution of any kind or nature whereby any production or revenues derived from the Tangible Assets of the Borrower are paid or distributed to any such Person;

(d) any dividends, partnership or trust distributions or other capital distributions made by the Borrower or any Material Subsidiary; or

(e) any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of the Borrower or any Material Subsidiary,

provided that payments of obligations of any such Person in respect of accounts payable incurred in the ordinary course of business for the provision of goods and services to such Person shall not constitute "Distributions" for the purposes hereof;

"Drawdown" means any Advance(s) which result in an increase in the Borrowings;

"Drawdown Date" means each Business Day on which a Drawdown is to be made pursuant to a request from the Borrower under Section 3.3;

"Environmental Laws" means all Applicable Laws and Governmental Actions regarding the environment or pursuant to which Environmental Liabilities could arise or have arisen, including, without limitation, all Applicable Laws and Governmental Actions relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"Environmental Liabilities" means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of Applicable Laws, including, without limitation, all Liabilities arising from or related to:

(a) any surface, underground, air, groundwater, or surface water contamination;

(b) restorations and reclamations;

(c) the removal of or failure to remove any foundations, structures or equipment;

(d) the cleaning up or reclamation of storage sites;

(e) any Release;

(f) violation of pollution standards; and

(g) personal injury (including sickness, disease or death) and property damage arising from the foregoing;

"**Equivalent Amount**" in one currency (the "**First Currency**") of an amount in another currency (the "**Other Currency**") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Agent;

"**Event of Default**" means any of the events or circumstances specified in Section 9.1;

"**Excluded Trust Affiliate**" means any Subsidiary of the Trust which (a) is not a Subsidiary of the Borrower and (b) is designated as an "Excluded Trust Affiliate" pursuant to Section 3.15;

"**Existing Credit Facilities**" means (a) the extendible revolving term credit facility in the amount of $415,000,000 made available to the Borrower by a lending syndicate for which RBC is the agent pursuant to a credit agreement dated as of March 26, 2003 and (b) the extendible revolving term credit facility in the amount of $225,000,000 made available to the Borrower by a lending syndicate for which CIBC is the agent pursuant to a credit agreement dated as of March 26, 2003;

"**Extending Lender**" means an Extending Lender as defined in Section 3.14(b);

"**Extension Date**" has the meaning ascribed thereto in Section 3.14(a);

"**Federal Funds Rate**" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent;

"**Fiscal Quarter**" means the three (3) month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"**Fiscal Year**" means, in respect of the Borrower, the Borrower's fiscal year commencing on January 1 of each year and ending on December 31 of such year or such other fiscal year of the Borrower as advised by the Borrower to the Agent and, in respect of the Trust, the fiscal year of the Trust;

"GAAP" or **"Generally Accepted Accounting Principles"** means generally accepted accounting principles which are in effect from time to time in Canada; provided that, subject to Section 1.5, changes to GAAP after December 31, 2001 to and including December 31, 2007 in respect of the treatment of non-cash items, including those relating to foreign currency obligations, hedging transactions and stock options, shall not apply for purposes of the financial covenant in Section 8.4;

"GORR" means the gross overriding royalty payable by the Subsidiary Partnership to the Trust pursuant to the agreement dated September 1, 1979 between Hudson's Bay Oil and Gas Company Limited and Alberta Energy Company Ltd.;

"Governmental Action" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"Governmental Authority" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any Person directly or indirectly controlled by any of the foregoing;

"Guarantee" means any guarantee, undertaking to assume, endorsement, agreement to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness for borrowed money or other Liabilities of any Person of the types listed in paragraphs (b) and (c) to the definition of Consolidated Debt; provided that the amount of each Guarantee shall be deemed to be the outstanding principal amount of the indebtedness for borrowed money or such other Liabilities guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization on specified assets, in which case the amount of such guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the outstanding principal amount of such indebtedness for borrowed money or such other Liabilities;

"Guarantor" means any Person which has then guaranteed the Liabilities of the Borrower under this Agreement and the other Loan Documents pursuant to an Affiliate Guarantee;

"Interest Date" means the last Business Day of each month;

"Interest Determination Date" means, with respect to a Libor Loan, the date which is two (2) Banking Days prior to the first day of the Libor Interest Period applicable to such Libor Loan;

"Interest Swap" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in interest rates;

"Investment Grade" means Debt Ratings of at least Baa3 (or the then equivalent ratings) by Moody's and BBB- (or the then equivalent ratings) by Standard & Poor's;

"Joint Venture" means the joint venture formed by the Owners pursuant to the Ownership and Management Agreement for the purposes of the Syncrude Project;

"Lenders" means each of the Persons named on the signature pages hereto as Lenders and each Permitted Assignee which has entered into a Lender Transfer Agreement, including RBC in its capacity as Lender but excluding RBC or any other Lender in its capacity as Agent, and **"Lender"** means any one of them;

"Lender Transfer Agreement" means an agreement substantially in the form attached hereto as Schedule H;

"Lender's Proportion" means at any time in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment;

"Liabilities" means, with respect to a Person at any time, all such Person's indebtedness, liabilities and obligations of any nature or kind whatsoever, whether fixed or contingent, absolute or not, determined or undetermined, choate or inchoate;

"Libor" means, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Agent, based on a three hundred sixty (360) day year, rounded upwards, if necessary, to the nearest whole multiple of one-hundredth of one percent (1/100th%), as the average of the offered quotations appearing on "Libor 01 Page" of Reuters' Monitor Money Rates Service (or if such "Libor 01 Page" shall not be available, on the display referred to as page 3750 of the Telerate screen or, if such page 3750 shall not be available, any successor or similar services as may be selected by the Agent) for a period equal to the number of days in the applicable Libor Interest Period, for deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, a Conversion Date or a Rollover Date, as the case may be, for the initial Libor Interest Period, and, thereafter, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to the first day of each successive Libor Interest Period. If neither such "Libor 01 Page", page 3750 of the Telerate screen nor any successor or similar service is available, then "Libor" shall mean, with respect to any Libor Interest Period, the rate per annum (rounded upwards, if necessary, to the nearest one-hundredth of one percent (1/100th%)) determined by the Agent to be the rate quoted by the Reference Lender at approximately 11:00 a.m. London, England time (or so soon thereafter as practicable) on the day two (2) Banking Days prior to a Drawdown Date, a Conversion Date or a Rollover Date, as the case may be, for the offering by the Reference Lender to leading banks in the interbank market of U.S. Dollar deposits having a term comparable to such Libor Interest Period and in an amount comparable to the principal amount of the applicable Libor Loan to which such Libor Interest Period relates. Each determination of Libor shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution method;

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, six (6) months or twelve (12) months (as selected by the Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.4) commencing on and including the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period; provided that no Libor Interest Period may be selected which ends after the earliest Maturity Date applicable to any Lender;

"Libor Loans" means the Borrowings or any portion thereof made available by the Lenders to the Borrower pursuant to Sections 3.3, 3.9 or 3.10 and outstanding from time to time which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"Loan Documents" means this Agreement, each Affiliate Guarantee, each Subordination Agreement, each Bankers' Acceptance and all other certificates, instruments and documents delivered by or on behalf of the Borrower, the Trust or any of their respective Subsidiaries in connection therewith from time to time;

"Loans" means Prime Loans, U.S. Base Rate Loans and Libor Loans;

"Majority Lenders" means, prior to the occurrence of an Event of Default, any Lender or group of Lenders having Lender's Proportions in respect of the Credit Facility, in aggregate, of sixty-six and two-thirds percent ($66^2/_3$%) or more and, after the occurrence of an Event of Default, any Lender or group of Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of sixty-six and two-thirds percent ($66^2/_3$%) or more;

"Margin" means, at any time but excluding the utilization fees under Section 5.6, a margin, expressed as a rate per annum based on a year of three hundred and sixty-five (365) days in the case of Prime Loans, U.S. Base Rate Loans, Bankers' Acceptances and, if applicable, BA Equivalent Advances and on a year of three hundred and sixty (360) days in the case of Libor Loans, equal to the applicable rate per annum set out in the following table for the particular form of Borrowing opposite the applicable Debt Ratings assigned by Moody's and Standard & Poor's from time to time;

Debt Rating Moody's/Standard & Poor's	Margin for Prime Loans and U.S. Base Rate Loans (in bps)	Margin for Bankers' Acceptances or Libor Loans (in bps)	Utilization Fee if > 50% utilized
A3/A- or higher	[redacted]	[redacted]	[redacted]
Baa1/BBB+	[redacted]	[redacted]	[redacted]
Baa2/BBB	[redacted]	[redacted]	[redacted]
Baa3/BBB-	[redacted]	[redacted]	[redacted]
below Baa3/BBB- or not rated	[redacted]	[redacted]	[redacted]

provided that:

(a) if at any time the Debt Rating so assigned by one such rating agency is in a category which is one higher than the Debt Rating assigned by the other such rating agency, then the Margin shall be the rate opposite the higher of the categories so assigned;

(b) if the Debt Rating so assigned by one such rating agency is in a category which is more than one higher than the rating assigned by the other such rating agency, then the Margin shall be the average of the rates opposite each such category so assigned; and

(c) utilization fees shall be based on the applicable rate per annum set out in the last column of the above table and shall be calculated and payable in accordance with Section 5.6;

"Material Acquisition" means any acquisition which increases the Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower) by at least 5%;

"Material Adverse Effect" means any event, circumstance occurrence or change which:

(a) materially and adversely affects the ability of the Borrower and the Guarantors, taken as a whole, to perform their financial obligations to the Lenders under the Loan Documents; or

(b) materially and adversely affects the business, operations, assets, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries, taken as a whole;

but excluding any general reduction in Synthetic Crude Oil prices;

"Material Subsidiary" means any Subsidiary of the Borrower which (a) has consolidated Tangible Assets equal to or greater than 5.0% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower), (b) owns or holds, directly or indirectly (whether through ownership of or investments in other Subsidiaries or otherwise) any working ownership interest in the Syncrude Project or an ownership interest in the GORR or (c) is

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

designated as a Designated Material Subsidiary pursuant to Section 3.13; provided that any Trust Affiliate shall be deemed to be a Material Subsidiary for the purposes hereof;

"**Maturity Date**" means, with respect to any Lender, April 27, 2010, as such date may from time to time be extended pursuant to Section 3.14 in respect of such Lender;

"**Mining Reclamation Trust**" means all trusts established from time to time for the purpose of funding the Borrower's or any Material Subsidiary's share of environmental and reclamation obligations of the mine or mines comprised in the Syncrude Project;

"**Moody's**" means Moody's Investors Service, Inc. and its successors;

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate in paragraph (a)(i) or (ii), as applicable, of the definition thereof and paragraph (b)(i) or (ii) of the definition thereof, as applicable;

"**Non-Acceptance Lenders**" means (a) a Lender which is not a Schedule I Lender or a Schedule II/III Lender or (b) a Lender which ceases to accept bankers' acceptances in the ordinary course of its business;

"**Non-Extending Lender**" means a Non-Extending Lender as defined in Section 3.14(b);

"**Old System Issuers**" means a Lender, other than a Non-Acceptance Lender, which does not issue Bankers' Acceptances as depository bills under the *Depository Bills and Notes Act* (Canada);

"**One Month B/A Rate**" means, on any day, the annual rate of interest which is a rate determined as being the arithmetic average of the "BA 1 month" rate applicable to Canadian Dollar Bankers' Acceptances for Schedule I banks under the *Bank Act* (Canada) displayed and identified as such on the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) or so soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such a rate does not appear on such CDOR Page as contemplated, the "One Month B/A rate" on any day shall be the thirty (30) day discount rate of the Reference Lender notified to the Agent (determined as of 10:00 a.m. Toronto time on such day) which would be applicable in respect of an issuance of Bankers' Acceptances with a term to maturity of one month in an aggregate amount of Cdn. [redacted] issued on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"**Operator**" means Syncrude Canada Ltd. and any successor thereto in accordance with the Ownership and Management Agreement;

"**Owners**" means the Borrower, the Subsidiary Partnership, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Inc. and Petro-Canada Oil and Gas, being the corporations or partnerships that own all of

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

the undivided interests in the Syncrude Project and their respective successors and assigns from time to time;

"Ownership and Management Agreement" means the agreement entitled "Syncrude Project Ownership and Management Agreement" dated as of February 4, 1975 originally made between Her Majesty the Queen in Right of Canada, Alberta, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd., Gulf Oil Canada Limited and Syncrude Canada Ltd. with respect to the Syncrude Project and to which the Owners are now party, as amended, restated or replaced from time to time;

"Participant" has the meaning ascribed thereto in the Ownership and Management Agreement;

"Permitted Assignee" means a Permitted Assignee as defined in Section 12.1;

"Permitted Encumbrances" means any of the following Security Interests or other encumbrances:

(a) reservations, limitations, provisos and conditions expressed in any original grant from the Crown;

(b) Crown Royalties;

(c) liens for Taxes, assessments or governmental charges not due or delinquent or the validity of which Borrower, any Subsidiary or the Operator shall be contesting in good faith by appropriate proceedings and in respect of which such contest will involve no risk of forfeiture during such contestation of any material property;

(d) undetermined or inchoate liens and charges incidental to construction, maintenance or operation of the Syncrude Project which have not at the time been filed pursuant to Applicable Law and any liens and charges incidental to construction, maintenance or operation of the Syncrude Project which, although filed, relate to obligations not overdue or delinquent or the validity of which the Borrower, any Subsidiary or the Operator shall be contesting in good faith by appropriate proceedings;

(e) the lien of any judgment rendered, or claim filed, against the Borrower or any Subsidiary which the Borrower or any Subsidiary shall be contesting in good faith if during such contestation there is no risk of forfeiture of any material property by appropriate proceedings;

(f) easements, rights-of-way, servitudes or other similar rights in and (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons and other minor defects, encumbrances and restrictions which either alone or in the aggregate do not materially detract from the value of such land or materially impair its use in the operation of the Syncrude Project or the Syncrude Interest;

(g) security given by the Borrower or any Subsidiary to a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of Borrower or such Subsidiary in connection with the Syncrude Project and the Syncrude Interest provided such security does not either alone or in the aggregate materially detract from the value of the property affected thereby or materially impair its use in the operation of the Syncrude Project or Syncrude Interest;

(h) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease or by any statutory provision to terminate any such lease or to require payment of the Crown Royalties as a condition of the continuance thereof;

(i) Security Interests on goods or equipment granted or assumed to secure only the unpaid purchase price thereof; provided such Security Interest is granted in the ordinary course of business of the Syncrude Project by either the Operator on behalf of the Owners or by all Owners in accordance with their respective working interests in the Syncrude Project and is limited to the goods or equipment acquired and is created, issued or assumed concurrently therewith and any refinancing of the same if the amount secured thereby is not increased;

(j) Capital Leases not included in paragraph (i) of this definition but only if the Consolidated Debt evidenced thereby is permitted hereunder on the date the same is incurred;

(k) liens created by workers' compensation, unemployment insurance, pension and other social security, employment or similar legislation;

(l) the Security Interest created in favour of the Operator for the benefit of the Participants pursuant to Section 806 of the Ownership and Management Agreement;

(m) Security Interests not otherwise included in paragraphs (a) through (l) provided the aggregate of the Liabilities secured thereby does not at any time exceed 5% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower);

(n) Security Interests in respect of the Consolidated Debt described in paragraphs (e), (f) and (g) of the definition of Consolidated Debt provided the Lenders, acting reasonably, have determined that such Security Interests will not have a Material Adverse Effect;

(o) any assignment in favour of the Operator of the proceeds of the insurance required to be maintained by the Borrower in respect of the Syncrude Project pursuant to Section 8.1(j) but only to the extent required from time to time by the management committee which governs the Syncrude Project or with the agreement of all of the Owners;

(p) Security Interests created from any Securitization Program; and

(q) all such other claims and encumbrances as are specifically disclosed by notice in writing from the Borrower to the Agent to the extent that the Agent, by specific notice in writing to the Borrower, advises the Borrower that the Lenders, acting reasonably, agree to accept such claims and encumbrances as Permitted Encumbrances for the purposes of this Agreement;

provided that nothing in this definition shall constitute or be deemed to constitute an agreement or acknowledgment by the Agent or the Lenders that the Liabilities subject to any such Permitted Encumbrance rank (apart from the effect of any Security Interest included or inherent in any such Permitted Encumbrance) in priority to the Liabilities of the Borrower hereunder;

"Permitted Title Defects" means, in respect of any particular asset of the Borrower or any Material Subsidiary:

(a) Permitted Encumbrances;

(b) title defects or irregularities which are of a minor nature and which in the aggregate will not materially impair the use of the property for the purposes for which it is held, or impair its saleability, or cause a material disruption or reduction in the production of Synthetic Crude Oil or cash flow (if any) associated therewith; and

(c) title defects which are disclosed to and expressly consented to by the Lenders as constituting Permitted Title Defects hereunder;

"Person" means any individual, firm, partnership, company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust or unincorporated body of persons or association;

"Prime Loan" means the Borrowings or any portion thereof made available by the Lenders to the Borrower pursuant to Section 3.3, 3.5(g) or 3.9 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Prime Rate" means, with respect to Prime Loans on any day, the greater of:

(a) the annual rate of interest announced from time to time by the Reference Lender (and notified to the Agent) as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Reference Lender in Canada; and

(b) the One Month B/A Rate in effect on such day plu[redacted]%;

"Production Payment" means:

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(a) the sale or other transfer of any petroleum substances, whether in place or when produced, for a period of time until, or of an amount such that, the purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products; or

(b) any other interest in property of the character commonly referred to as a "production payment";

"Purchasing Lender" means each Lender which purchases, pursuant to the first sentence in Section 3.5(a), Bankers' Acceptances accepted by such Lender;

"Reference Lender" means RBC;

"RBC" means Royal Bank of Canada, a Canadian chartered bank;

"Release" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise;

"Request for an Offer of Extension" means a request substantially in the form of Schedule L requesting an offer of extension of the Maturity Date pursuant to Section 3.14;

"Rollover" means either a confirmation of a Libor Loan for a new Libor Interest Period or the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or a portion of Bankers' Acceptances which are maturing, in each case pursuant to Section 3.10;

"Rollover Date" means a Business Day that the Borrower has notified the Agent at the Agent's Branch of Account as the date on which the Borrower has elected to Rollover a Bankers' Acceptance or a Libor Loan;

"Royalty Agreements" means any and all royalty agreements relating to the grant of a royalty to the Trust, any Excluded Trust Affiliate or any Subsidiary (other than a Material Subsidiary) which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), including, without limitation, the agreement relating to the grant of a royalty in respect of a 31.74% working interest in the Syncrude Project and all other working interests in mines and minerals acquired by the Borrower;

"Schedule I Lender" means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada);

"Schedule II/III Lender" means a Lender which is a Canadian chartered bank listed on Schedule II to the *Bank Act* (Canada) or an authorized foreign bank listed on Schedule III to the *Bank Act* (Canada);

"**Securitization Program**" means a securitization sale or program entered into by the Borrower and/or its Material Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Material Subsidiaries;

"**Security Interest**" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease but excluding any lease that is not a Capital Lease) or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, legal or equitable, fixed or floating, perfected or not, and the proprietary rights, security interests and rights *in rem*, if any, of a buyer pursuant to a transaction giving rise to a Production Payment;

"**Standard & Poor's**" means Standard & Poor's, a division of McGraw-Hill Companies, Inc., and its successors;

"**Standard Term**" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service;

"**Standby Fee Rate**" means, at any time, the rate expressed as a rate per three hundred and sixty-five (365) day period equal to the rate set out in the following table opposite the applicable Debt Ratings assigned by Moody's and Standard & Poor's from time to time; provided that if at any time the Debt Rating so assigned by each such agency is in a category which is one higher than the Debt Rating assigned by the other, then the Standby Fee Rate shall be the rate opposite the higher of the categories so assigned and if the Debt Rating as assigned by either of such agencies is in a category which is more than one higher than the rating assigned by the other, then the Standby Fee Rate shall be the average of the rates opposite each such category so assigned:

Debt Rating Moody's/Standard & Poor's	**Standby Fee Rate (in bps)**
A3/A- or higher	[redacted]
Baa1/BBB+	[redacted]
Baa2/BBB	[redacted]
Baa3/BBB-	[redacted]
below Baa3/BBB- or not rated	[redacted]

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

"Subordinated Intercompany Obligations" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of the Borrower or any Subsidiary to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Borrower or such Subsidiary be bound alone or with others and whether as principal or surety, including all obligations, liabilities and indebtedness to pay or effect a Loan Payment, a Royalty Payment or a Capital Distribution (as these terms are defined in any Subordination Agreement) and all expenses paid or incurred by the obligee in endeavouring to collect the Subordinated Intercompany Obligations; provided that such indebtedness and obligations are and remain fully postponed and subordinated to the Liabilities under the Loan Documents, as provided for in the Subordination Agreements;

"Subordination Agreement" means a subordination agreement to be executed and delivered by the Trust pursuant to Section 7.1(c)(i)(B), and by any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), which Trust Affiliate or Subsidiary is owed or entitled to receive Subordinated Intercompany Obligations, in each case substantially in the form of Schedule K, as supplemented, amended and replaced from time to time;

"Subsidiary" means, with respect to any Person ("X"):

(a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b) any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

provided that, unless otherwise expressly provided or the context otherwise requires, (i) references herein to "Subsidiary" or "Subsidiaries" shall be and shall be deemed to be references to Subsidiaries of the Borrower, (ii) any Trust Affiliate shall be deemed to be a Subsidiary of the Borrower for all purposes hereof and (iii) under no circumstances shall the Joint Venture or the Operator be considered to be a Subsidiary of the Borrower or the Trust regardless of the percentage ownership of the Borrower or the Trust therein;

"Subsidiary Partnership" means Canadian Oil Sands Limited Partnership, a limited partnership formed under the *Partnership Act* (Alberta);

"Swap" means any Commodity Swap, Cross Currency Rate Swap, Currency Swap or Interest Swap;

"Syncrude Interest" means all right, title and interest of the Borrower and each Material Subsidiary, whether present or future, in and to any property, assets, undertakings, rights, estates or interests whatsoever constituting a part of the Syncrude Project;

"Syncrude Project" means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom, all property now owned or hereafter acquired or developed by the Owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, the oil sands leases and any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such schemes or schemes and all property acquired or developed in connection with such schemes or schemes. For greater certainty, the current scheme for such recovery of oil sands, crude bitumen or products derived therefrom has been approved by Approval Nos. 8573 and 8250 as issued by the Alberta Energy and Utility Board;

"Synthetic Crude Oil" means a mixture produced from the Syncrude Project of mainly pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is derived from crude bitumen and that is liquid at the conditions under which its volume is measured or estimated;

"Talisman Minority Interest" means the 25% ownership interest in the Subsidiary Partnership held by Talisman Energy Inc. on the date hereof (including any successor in interest thereto);

"Tangible Assets" means, in respect of any Person, the aggregate net book value of the capital assets of such Person, determined on a consolidated basis in accordance with GAAP, as shown on the consolidated balance sheet of such Person from time to time after deducting for certainty (a) any minority interests shown as liabilities on such balance sheet and (b) any intangibles consisting of goodwill, franchises, patents and trademarks; provided that, unless otherwise expressly provided, references herein to "Tangible Assets" shall be deemed to refer to the Tangible Assets of the Borrower and its Subsidiaries (including for certainty any Trust Affiliates) from time to time;

"Tax" or **"Taxes"** means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto,

excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority;

"**Total Capitalization**" means the aggregate of the following (without duplication):

(a) Consolidated Debt;

(b) the consolidated unitholders' equity of the Trust determined in accordance with GAAP and by reference to the consolidated financial statements of the Trust, but excluding therefrom the amount of any investments by the Trust in other than the Borrower, its Subsidiaries and any Excluded Trust Affiliates; and

(c) any Convertible Debentures issued by the Borrower or by the Trust (but only if and to the extent, in the latter case, the proceeds of issuance have been invested in or loaned to the Borrower, its Subsidiaries and any Excluded Trust Affiliates);

"**Total Commitment**" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, decreased, cancelled or terminated from time to time pursuant to the Agreement, not to exceed Cdn. $800,000,000;

"**Trust**" means the Canadian Oil Sands Trust, a trust established under the laws of the Province of Alberta by the Trust Indenture and formed by the merger of Canadian Oil Sands Trust and Athabasca Oil Sands Trust;

"**Trust Affiliate**" means any Subsidiary of the Trust which (a) is not a Subsidiary of the Borrower within the meaning of part (a), (b) or (c) of the definition thereof and (b) is not an Excluded Trust Affiliate;

"**Trust Indenture**" means the amended and restated trust indenture dated as of July 5, 2001 between Computershare Trust Company of Canada (as successor in interest to Montreal Trust Company of Canada) as trustee and the Borrower, as amended or restated from time to time;

"**Trust Royalties**" means the royalties payable pursuant to the Royalty Agreements to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q);

"**Trust Units**" means the trust units of the Trust, as currently constituted, each trust unit representing an equal fractional undivided beneficial interest in the Trust;

"**U.S. Base Rate**" means, with respect to U.S. Base Rate Loans on any day, the greater of:

(a) the annual rate of interest announced from time to time by the Reference Lender (and notified to the Agent) as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Reference Lender in Canada; and

(b) the Federal Funds Rate plus 0.75%;

"**U.S. Base Rate Loan**" means the Borrowings or any portion thereof made available by the Lenders to the Borrower pursuant to either Section 3.3 or 3.9 and outstanding from time to time which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"**U.S. Dollars**" and the symbol "**U.S. $**" each mean lawful money of the United States of America;

"**Voting Shares**" means share capital of any class of any corporation or securities of any other Person which carry voting rights to elect all or some of the board of directors or other body exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

"**Working Interest**" means:

(a) the existing 31.74% participating interest of the Borrower in the Syncrude Project;

(b) the existing 75% partnership interest of the Borrower in the Subsidiary Partnership which holds a 5% participating interest in the Syncrude Project; and

(c) any and all other rights and interests in property at any time acquired by the Borrower or any Material Subsidiary by virtue of such participating interests in the Syncrude Project or as such rights and interests may be increased by any future acquisition or increased, decreased or otherwise altered pursuant to the provisions of the agreements among the Owners of the Syncrude Project as a result of the failure of any Owner (including the Borrower and any Material Subsidiary) to pay its share of costs of the Syncrude Project or the withdrawal of an Owner from the Syncrude Project.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement, and words and terms denoting inclusiveness (such as "include" or "includes" or "including") whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided:

(a) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, and "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;

(b) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained; and

(c) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Lenders hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles. The Borrower shall have the option, exercisable by an irrevocable notice given to the Agent, to elect to delete the proviso in the definition of Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the City of Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Due Enquiry

Where the phrase "to the best of the knowledge of the Borrower, after due enquiry" or words to like effect are used in this Agreement or in any other Loan Documents, the phrase shall

be interpreted as meaning that degree of enquiry as determined by the Borrower as is commercially reasonable in the circumstances in accordance with normal commercial practices and having regard to the ongoing and regular reporting made by the Operator to the Participants.

1.10 Schedules

The following are the schedules which are attached to and form part of this Agreement:

Schedule A - Lenders and Commitments
Schedule B - Notice of Borrowing, Repayment, Prepayment or Cancellation of Total Commitment
Schedule C - Confirmation Regarding Self-Marketed Bankers' Acceptances
Schedule D - Notice of Conversion
Schedule E - Notice of Rollover
Schedule F - Compliance Certificate
Schedule G - Opinion of Borrower's Counsel
Schedule H - Lender Transfer Agreement
Schedule I - Power of Attorney Terms - Bankers' Acceptances
Schedule J - Affiliate Guarantee
Schedule K - Subordination Agreement
Schedule L - Request for an Offer of Extension
Schedule M - Material Subsidiaries
Schedule N - Transitional Provisions Regarding Existing Bankers' Acceptances

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders (all of which representations and warranties the Borrower hereby acknowledges are being relied upon by the Agent and the Lenders in entering into this Agreement) that as at each Drawdown Date (unless otherwise expressly indicated):

(a) **Existence:** each of the Borrower and the Material Subsidiaries is a corporation, partnership or trust, as the case may be, validly existing under the laws of Alberta, and is duly registered and qualified under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification;

(b) **Power:** each of the Borrower and the Material Subsidiaries has full power and authority to own its share of the Syncrude Interest and to own the properties, assets and undertakings comprising its interest in the Syncrude Project and to conduct business as a Participant and to execute and deliver each Loan Document to which it is a party and to perform its obligations thereunder;

(c) **Authorization:** the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each of the Loan Documents to which it is a party have been duly authorized by all necessary corporate, partnership or trust action;

(d) **Execution:** each Loan Document to which each of the Borrower and the Material Subsidiaries is a party has been duly executed and delivered by the Borrower or such Material Subsidiary;

(e) **Binding Obligations:** each Loan Document to which each of the Borrower and the Material Subsidiaries is a party or by which its property is bound is a legal, valid and binding obligation of it enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(f) **No Legal Bar or Resultant Lien:** the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each Loan Document to which it is a party or by which its property is bound does not and will not violate its articles, by-laws, partnership agreement or trust indenture as the case may be, and does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest other than a Permitted Encumbrance upon any of its property or assets pursuant to, any indenture or other agreement or instrument by which it or its property or assets may be bound or affected; and the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each Loan Document to which it is a party or by which it or its property is bound does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority and does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its property and assets;

(g) **Title to Assets:** each of the Borrower and the Material Subsidiaries has good and marketable title to all of its property, including without limitation, its share of the Syncrude Interest, free and clear of all Security Interests, claims and encumbrances other than Permitted Title Defects and the Trust Royalties;

(h) **Governmental Actions**: no Governmental Actions or other consents or approvals of any Person are required to be obtained on or before such Drawdown Date by the Borrower or the Material Subsidiaries in connection with the ongoing ownership, operation or maintenance of the Syncrude Interest (or the Syncrude Project) in compliance in all respects with all applicable Environmental Laws except for such Governmental Actions and other consents required for any of the foregoing which have been duly obtained, made or validly issued and which are in full force and effect and are not subject to appeal or judicial, governmental or other review and except for such Governmental Actions and other consents the failure of which to obtain does not have and will not with the passage of time have a Material Adverse Effect;

(i) **Agreements and Licences:** to the best of the knowledge of the Borrower, after due enquiry, no licences, trademarks, patents, copyrights or agreements with respect to the usage of technology or other permits (other than such licences, trademarks, patents, copyrights, agreements or other permits (all or some of which may have been obtained from third parties) which form a part of the Syncrude Interest) are necessary for the ownership, operation or maintenance of the Syncrude Project except to the extent the failure to have any of the same does not have and will not with the passage of time have a Material Adverse Effect;

(j) **Default of Other Contracts:** neither the Borrower nor the Subsidiaries is in breach or default of, nor has any event or circumstance occurred, which, but for the passage of time or the giving of notice, or both, would constitute a breach or default, under any agreement or instrument by which the Borrower or the Subsidiaries or any of their respective properties, assets or undertakings are bound and which breach, default, event or circumstance has or will with the passage of time have a Material Adverse Effect;

(k) **Litigation:** there are no actions, suits or proceedings pending or threatened against the Borrower or the Subsidiaries at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agent or instrumentality, domestic or foreign, or before any arbitrator of any kind which, if adversely determined (but excluding those in respect of which the Borrower has received an opinion from counsel satisfactory to the Lenders, acting reasonably, that it is probable that such action, suit or proceeding will not be adversely determined against the Borrower or the Subsidiaries), will have or will with the passage of time have a Material Adverse Effect and neither the Borrower nor the Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind which, in the aggregate, has or will with the passage of time have a Material Adverse Effect;

(l) **Financial Condition:** all financial statements of the Borrower, any Trust Affiliate or the Trust provided to the Agent by or on behalf of the Borrower fairly reflect, as of the dates thereof, the financial condition of such Persons, as applicable, and the results of its operations for the periods covered thereby, have been prepared in accordance with Generally Accepted Accounting Principles and, from the date of the latest of such financial statements submitted to the Agent, there has been no change in the consolidated financial condition of the Borrower, any Trust Affiliate or the Trust as applicable, or their respective properties, assets, condition or undertakings which has not been disclosed in writing to the Agent which has or will with the passage of time have a Material Adverse Effect;

(m) **Additional Financial Information:** all financial information (excluding therefrom the financial statements referred to in Section 2.1(l)) provided by or on behalf of the Borrower to the Agent is, to the best of the knowledge of the Borrower, after due enquiry, true and correct in all material respects except to the

extent any such financial information has been superseded or replaced by additional financial information provided to the Agent and there is no fact or facts known to the Borrower which, individually or in the aggregate, has or will with the passage of time have a Material Adverse Effect;

(n) **Subsidiaries:** Schedule M hereto (as it may be updated from time to time by the Borrower) sets forth the names of each of the Material Subsidiaries and the percentages of the outstanding shares or ownership interests of each Material Subsidiary which are beneficially owned (and whether directly or indirectly) by the Borrower and, to the extent that the Borrower is aware or can reasonably become aware, by the other shareholders or owners of such Material Subsidiary;

(o) **Taxes:** each of the Borrower and the Material Subsidiaries has filed all tax returns which were required to be filed, has paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect, and has provided adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(p) **Insurance:** each of the Borrower and the Material Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries respectively, as are required in order for them to be in compliance with the provisions of Section 8.1(j);

(q) **Compliance with Laws:** each of the Borrower and the Material Subsidiaries is in compliance with all Applicable Laws except to the extent failure to so comply does not have and will not with the passage of time have a Material Adverse Effect;

(r) **Environmental Laws:** each of the Borrower and the Material Subsidiaries has obtained all permits, licences and other authorizations with respect to the Syncrude Project which are required under all Environmental Laws, except to the extent failure to have any such permit, licence or authorization does not have and will not with the passage of time have a Material Adverse Effect; and each of the Borrower and the Material Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licences and authorizations, except to the extent failure to comply does not have and will not with the passage of time have a Material Adverse Effect;

(s) **Ownership of Shares:** the Borrower is a direct or indirect wholly-owned Subsidiary of the Trust and all of the issued and outstanding share capital of the Borrower is held directly or indirectly by the Trust;

(t) **Events of Default:** no Default or Event of Default has occurred and is continuing;

(u) **Debt Rating:** as at the date hereof, Moody's and Standard & Poor's have assigned Debt Ratings of Baa2 and BBB+, respectively, to the Borrower; and

(v) **Operator**: if the representations and warranties in Sections 2.1(h), 2.1(j), 2.1(k), 2.1(p), 2.1(q) and 2.1(r) were expressed to apply to the Operator, such representations and warranties would be true and correct; provided that for such purposes these representations and warranties shall be limited so as to apply only to those matters within the actual knowledge of the Borrower and to exclude, without duplication, those matters which do not have and will not with the passage of time have a Material Adverse Effect.

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown shall be deemed to be a representation and warranty by the Borrower to the Agent and the Lenders that the representations and warranties contained in Section 2.1 (other than those in Section 2.1(u)) are, as of the date of such request, and will be, as of the applicable Drawdown Date, true and correct as of each such date, and that, as of the date of such request and as of the applicable Drawdown Date, there exists no Default or Event of Default.

ARTICLE 3
THE CREDIT FACILITY

3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender, as applicable, agrees to make Advances available to the Borrower up to the amount of its Commitment for the purposes set forth in Section 3.2 (the commitment of the Lenders in this regard, and the credit facility established by all Lenders' Commitments, herein called the "**Credit Facility**").

The Drawdowns shall be available under the Credit Facility by way of:

(a) the advance of Loans by each Lender and the delivery of the proceeds of such advance for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(b) either:

(i) the acceptance of Bankers' Acceptances (or the making of a BA Equivalent Advance) and the delivery of the discounted proceeds of sale received by such Lender (or the amount of BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Account for Payments; or

(ii) the purchase of Bankers' Acceptances (or the making of a BA Equivalent Advance) by such Lender if it is a Purchasing Lender and the delivery of

the Discount Proceeds in respect of such Bankers' Acceptances (or BA Equivalent Advance) (less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments.

The Borrower may increase or decrease Borrowings from Lenders by obtaining Loans or Bankers' Acceptances and BA Equivalent Advances and by making repayments in respect thereof.

No Lender shall have any obligation to make any Loans or accept Bankers' Acceptances or make BA Equivalent Advances if, after giving effect thereto, Borrowings from such Lender would at any time exceed the Commitment of such Lender.

3.2 Purpose

(a) Borrowings shall only be used by the Borrower for general corporate purposes (including, without limitation, repayment of the Existing Credit Facilities and any other indebtedness for borrowed money, capital expenditures, acquisitions and liquidity support for any commercial paper program).

(b) In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than a private company as defined under the *Securities Act* (Alberta) or a corporation whose shares are directly or indirectly held by one Person) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate the lesser of such percentage of outstanding securities as is considered to be a "takeover bid" under any law or regulation applicable to the Target and twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**") except where such Takeover is made pursuant to exemptions from takeover bid requirements as provided in Section 161 of the *Securities Act* (Alberta) or any order of the Alberta Securities Commission or in any successor legislation or by any successor securities regulatory authority or in any analogous provisions of the securities laws of any other jurisdiction or by any securities regulatory authority of any other jurisdiction, then either:

(i) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent of the agreement or recommendation of the board of directors or like body of the Target approving or recommending approval of the Takeover; or

(ii) **No Conflict by Lenders**: the following steps shall be followed:

(A) at least five (5) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.3 requesting Borrowings intended to be utilized for such Takeover, the Borrower shall advise the Agent who shall promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it is willing to participate in the requested Borrowings;

(B) within three (3) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether it is willing to participate in the requested Borrowings (such determination to be made by such Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), provided that in the event such Lender does not so notify the Agent within such three (3) Business Day period, such Lender shall be deemed to have notified the Agent that it is willing to so participate; and

(C) the Agent shall promptly notify a senior officer of the Borrower of such Lender's determination;

and in the event that any Lender has elected not to participate in the requested Borrowings, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has, or is deemed to have, elected to participate in the requested Borrowings shall have an obligation, up to the amount of its Commitment to provide Borrowings for such Takeover, and any such Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Commitment bears to the aggregate Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with Section 3.2(b) and, as applicable, subsequent Borrowings shall be funded by Non-Takeover Lenders in accordance with the ratio that a Non-Takeover Lender's Commitment bears to the aggregate Commitments of the Non-Takeover Lenders and subsequent repayments shall be applied to Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and each Non-Takeover Lender is equal to its Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

3.3 Borrowings

Subject to the provisions of this Agreement, the Borrower may obtain Advances from each Lender up to the amount of such Lender's Commitment by:

(a) **Prime Loans:** borrowing Prime Loans from the Lenders in minimum aggregate amounts of Cdn. [redacted] and in multiples o[redacted]thereafter upon at least [redacted] prior written notice;

(b) **U.S. Base Rate Loans:** borrowing U.S. Base Rate Loans from the Lenders in minimum aggregate amounts of [redacted] and in multiples of U.S. [redacted]hereafter upon at least [redacted]'s prior written notice;

(c) **Bankers' Acceptances:** issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lenders (and, if applicable, making BA Equivalent Advances) in minimum aggregate amounts of Cdn. [redacted]and in multiples of [redacted]0 thereafter and upon at least [redacted] prior written notice; and

(d) **Libor Loans:** borrowing Libor Loans from the Lenders in minimum aggregate amounts o[redacted]nd multiples of[redacted]hereafter, upon at least [redacted] prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account at or prior to 10:00 a.m. (Calgary time) on the last day on which such notice can be given pursuant to this Section 3.3 and to be substantially in the form of Schedule B. Notwithstanding the foregoing, Prime Loans and Bankers' Acceptances for the first Drawdown can be obtained upon one (1) Business Day's prior written notice given to the Agent at the Agent's Branch of Account at or prior to 12:00 noon (Calgary time) on the Business Day immediately preceding the first Drawdown Date.

3.4 Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.3, elects to convert a Borrowing into a Libor Loan pursuant to Section 3.9 or elects to Rollover a Libor Loan pursuant to Section 3.10, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.3, select and notify the Agent at the Agent's Branch of Account in writing of the Libor Interest Period (which shall begin and end on a Banking Day) applicable to such Libor Loan.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders:** Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.3, 3.9 and 3.10 and, unless the Borrower elects to market such Bankers' Acceptances pursuant to Section 3.5(h), to purchase at the applicable Discount

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

Rate such Bankers' Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 5.4. Each Lender shall purchase the Bankers' Acceptances accepted by it unless the Borrower elects, pursuant to Section 3.5(h), to market all Bankers' Acceptances accepted by the Lenders on its own (except for Old System Issuers which shall in all instances purchase the Bankers' Acceptances accepted by them). Notwithstanding that the Borrower has elected to market Bankers' Acceptances issued by it, the Borrower may request that any Lender quote for the purchase of Bankers' Acceptances accepted by any Lender and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate any such Lender to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to any such Lender. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Delivery of Notice:** If the Borrower has elected to market Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Agent at the Agent's Branch of Account written notice with respect to such Bankers' Acceptances substantially in the form of Schedule C hereto.

(c) **Payment to Borrower:** On any Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances:

(i) on any Drawdown Date, each Lender shall:

(A) if such Lender is not a Purchasing Lender, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4), for the account of the Borrower through the Agent at the Agent's Account for Payments; and

(B) if such Lender is a Purchasing Lender, deliver the Discount Proceeds of Bankers' Acceptances purchased by it (less any fees payable to such Lender in respect thereof pursuant to Section 5.4) for the account of the Borrower through the Agent at the Agent's Account for Payments;

(ii) on any Rollover Date relating to any Rollover of Bankers' Acceptances, the Borrower shall be liable to each Lender for the principal amount of maturing Bankers' Acceptances accepted by such Lender; in order to satisfy the continuing liability of the Borrower to each such Lender for the principal amount of the maturing Bankers' Acceptances, each such Lender shall receive and retain for its own account the discounted proceeds of sale of such new Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and

the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to each such Lender, through the Agent at the Agent's Account for Payments, an amount equal to the difference between the principal amount of the maturing Bankers' Acceptances and the discounted proceeds of sale or the Discount Proceeds, as applicable, from the new Bankers' Acceptances together with the fee to which each such Lender is entitled pursuant to Section 5.4; and

(iii) on any Conversion Date relating to Bankers' Acceptances:

(A) in the case of a Conversion from a Prime Loan into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to each Lender for the amount of the converted Borrowing, each such Lender shall receive for its own account the discounted proceeds of sale of the Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the Conversion Date pay to each such Lender, through the Agent at the Agent's Account for Payments, the difference between the principal amount of the converted Borrowing and the discounted proceeds of sale or the Discount Proceeds, as applicable, from such Bankers' Acceptances together with the fee to which each such Lender is entitled to pursuant to Section 5.4;

(B) in the case of a Conversion from a Libor Loan or U.S. Base Rate Loan into a Bankers' Acceptance, the Borrower shall be responsible for the payment to each Lender of the Libor Loan or U.S. Base Rate Loan being converted and may use the discounted proceeds of sale of such Bankers' Acceptances or the Discount Proceeds from the purchase by such Lender for such Bankers' Acceptances, as applicable, less any fees to which such Lender is entitled pursuant to Section 5.4, to purchase U.S. Dollars and apply same towards such payment; and

(C) in the case of a Conversion from Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to each Lender for an amount equal to the face amount of such Bankers' Acceptances, the Agent and each such Lender shall record the obligation of the Borrower to each such Lender as a Borrowing of the type into which the maturing Bankers' Acceptance has been converted; provided that in the case of a conversion into U.S. Dollars, the Borrower shall be responsible for payment to such Lender of an amount in Canadian Dollars equal to the principal amount of the Bankers' Acceptance being converted.

(d) **Waiver of Presentment and Other Conditions:** The Borrower waives presentment for payment and, except for the negligence or wilful misconduct of

any Lender referred to in the Power of Attorney Terms - Bankers' Acceptances set out in Schedule I hereto, any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to Section 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance or, if applicable, shall effect a Conversion or Rollover of such Bankers' Acceptances and make such additional payments, if any, as are required pursuant to Section 3.5(c).

(e) **Terms of Each Bankers' Acceptance:** Each Bankers' Acceptance shall:

(i) have a maturity date which shall be on a Business Day prior to or on the earliest Maturity Date applicable to any Lender;

(ii) have a term of one (1) month, two (2) months, three (3) months, six (6) months or twelve (12) months (excluding days of grace), subject to availability or, with the consent of the Agent, such consent not to be unreasonably withheld, and subject to availability, have a term which is not a Standard Term;

(iii) be in the standard form of each Lender; and

(iv) subject to Section 3.8(b), be denominated in whole multiples of Cdn. [redacted]

It is the intention of the parties that pursuant to the *Depository Bills and Notes Act* ("**DBNA**"), all Bankers' Acceptances accepted by the Lenders (other than the Old System Issuers) under this Agreement shall be issued in the form of a "depository bill" (as defined in the DBNA), deposited with the Canadian Depository for Securities Ltd. ("**CDS**") and will be made payable to CDS & Co. In order to give effect to the foregoing, the Agent for the Lenders (other than the Old System Issuers) shall, subject to the approval of the Borrower and the Lenders (other than the Old System Issuers), establish and notify the Borrower and the Lenders (other than the Old System Issuers) of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including, without limitation:

(A) any instrument held by the Agent for the purposes of Bankers' Acceptances shall have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

a depository bill subject to the Depository Bills and Notes Act (Canada)";

(B) any reference to the authentication of the Bankers' Acceptance will be removed; and

(C) any reference to "bearer" will be removed and such Bankers' Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(f) **Delivery of Blank Bankers' Acceptances:** As a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower agrees to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule I hereto.

(g) **Failure to Give Notice of Repayment:** If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance and, if applicable, purchase of such Bankers' Acceptance as set forth in Section 3.5(a), the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.9.

(h) **Election to Self-Market:** The Borrower shall be entitled to elect to market all, but not less than all, of any Bankers' Acceptances issued by the Borrower (other than Bankers' Acceptances accepted by Old System Issuers) on any Drawdown Date, Conversion Date or Rollover Date by advising such Lenders of such election in any notice of Drawdown of a Borrowing by way of Bankers' Acceptances substantially in the form of Schedule B or notice of Conversion of a Borrowing to a Bankers' Acceptance substantially in the form of Schedule D or any notice of Rollover substantially in the form of Schedule E. If the Borrower fails to advise the applicable Lenders of any such election in any such written notice, it shall be deemed not to have elected to market such Bankers' Acceptances. Any confirmation in the form of Schedule C shall be provided by no later than 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date, as applicable, if the Borrower elects to market the Bankers' Acceptances.

(i) **BA Equivalent Advances:** Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 3.5(i), such Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount

Rate. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith. Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee which, but for this Section 3.5(i), such Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender an amount equal to the face amount of the Bankers' Acceptance which, but for this Section 3.5(i), such Lender would otherwise have been required to accept as part of such Advance by way of Bankers' Acceptances (or any Rollover of or Conversion into Bankers' Acceptances), failing which the BA Equivalent Advance plus such accrued and unpaid interest shall be converted to a Prime Loan.

If requested by a Non-Acceptance Lender, all BA Equivalent Advances made by such Non-Acceptance Lender shall be evidenced by promissory notes of the Borrower in a form satisfactory to the Borrower and such Non-Acceptance Lender, each acting reasonably.

All references herein to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances and any promissory notes provided by the Borrower to any Non-Acceptance Lender as evidence of such BA Equivalent Advances.

(j) **No Prepayment:** A Bankers' Acceptance may only be repaid on its maturity date; provided that for the purposes of enabling the Borrower to cancel all or any portion of the Total Commitment pursuant to Section 4.2 or to repay a Non-Extending Lender pursuant to Section 3.14(b)(i), the Borrower shall be entitled to provide cash collateral for any outstanding Bankers' Acceptances by delivering to the Agent an amount equal to the full face amount of such Bankers' Acceptances on its maturity. All such amounts paid in respect of Bankers' Acceptances shall be held by the Agent in a Cash Collateral Account for set-off against present and future indebtedness owing by the Borrower to the Lenders in respect of such Bankers' Acceptances.

3.6 Agent's Duties re Bankers' Acceptances and BA Equivalent Advances

(a) **Advice to the Lenders:** The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance substantially in the form of Schedule C or a notice of Conversion of a Borrowing to a Bankers' Acceptance substantially in the form of Schedule D or of a Rollover of a Bankers' Acceptance substantially in the form of Schedule E, shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances and, if applicable BA Equivalent Advances to each Lender, such that the aggregate amount of Bankers' Acceptances required to be accepted or BA Equivalent Advances required to be made by such Lender hereunder is, subject to Section 3.8(b), in a whole multiple of Cdn. $100,000; and

(ii) if the Purchasing Lenders are required to purchase such Bankers' Acceptances pursuant to Section 3.5(a), advise each Purchasing Lender of the face amount of each Bankers' Acceptance to be purchased by it and, if applicable, the amount of the BA Equivalent Advances to be made by it and the term thereof, which term shall be identical for all Purchasing Lenders and/or all Lenders who are not Purchasing Lenders. By no later than 8:30 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Purchasing Lenders are required to purchase Bankers' Acceptances and, if applicable, make BA Equivalent Advances hereunder, each Schedule I Lender and Schedule II/III Lender shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Not Being Purchased:** If the Borrower has elected to market Bankers' Acceptances issued by it pursuant to Section 3.5(h), the Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance substantially in the form of Schedule C, shall provide either written or telephone advice to each Lender on or before 10:00 a.m. (Calgary time) of the amount of each issue of Bankers' Acceptances to be accepted by it or BA Equivalent Advance to be made by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof or the amount of the BA Equivalent Advance, the Person to whom the Bankers' Acceptances have been sold and from whom the discounted proceeds of sale in respect thereof should be received, and the term thereof, which term shall be identical for all Lenders. Such advice, if provided by telephone, shall be confirmed in writing at or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to each Lender of a written confirmation with respect to such Bankers' Acceptances.

(c) **Bankers' Acceptances Being Purchased:** If the Borrower has not elected to market Bankers' Acceptances issued by it hereunder, then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Purchasing Lenders on such date, the Agent shall provide either written or telephone advice to the Borrower and each Lender, confirming the particulars with respect to such Bankers' Acceptances and related BA Equivalent Advances. Such advice, if provided by telephone, shall be confirmed in writing on or prior to 2:30 p.m. (Calgary time) on such Drawdown Date, Conversion Date or Rollover Date by delivery to the Borrower and each Purchasing Lender of a written confirmation with respect to such Bankers' Acceptances.

(d) **Completion of Bankers' Acceptance When Not Being Purchased:** Upon receipt of the written or telephone advice pursuant to Section 3.6(b), each Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms- Bankers' Acceptances and the particulars advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased:** Upon receipt of the written or telephone advice pursuant to Section 3.6(c), each Purchasing Lender shall complete and sign Bankers' Acceptances on behalf of the Borrower in accordance with the Power of Attorney Terms - Bankers' Acceptances and the particulars advised by the Agent.

3.7 Optional Repayment

The Borrower shall give the Agent, at the Agent's Branch of Account, written notice of each optional repayment of Borrowings at least two (2) Business Days prior to the date of the proposed repayment in the case of optional repayments of Prime Loans, U.S. Base Rate Loans and Bankers' Acceptances and at least three (3) Banking Days prior to the date of the proposed repayment in the case of optional repayments of Libor Loans, such notice to be substantially in the form of Schedule B and such repayment to be in minimum amounts of Cdn. $5,000,000 and whole multiples of Cdn. $1,000,000 thereafter. Notwithstanding the foregoing, a Bankers' Acceptance shall only be repaid on its maturity date (but may be cash-collateralized in accordance with Section 3.5(j)) and a Libor Loan shall only be repaid prior to the last day of the Libor Interest Period applicable to such Libor Loan if the Borrower also pays any amounts payable in respect thereof pursuant to Section 10.5. Subject to Sections 3.2(c), 3.8(b) and 4.2, each optional non-permanent repayment of the Credit Facility shall be applied such that the Borrowings owing to each Lender immediately following such optional repayment shall be in the same proportion as such Lender's Commitment bears to the Total Commitment at such time.

3.8 Pro-Rata Treatment of Borrowings

(a) **Pro-Rata Borrowings:** Subject to Section 3.8(b), each Borrowing and each basis of Borrowing shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing owing to each Lender will, to the extent possible, thereafter be in the same proportion as the Lender's Proportion of each Lender. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this Section 3.8(a) and Section 6.2; provided that, subject to Section 3.8(b), no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation:** If it is not practical to allocate Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be purchased by such Lender hereunder is in a whole

multiple of Cdn. $100,000, the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances. In the event it is not practicable to allocate each basis of Borrowing in accordance with Section 3.8(a) by reason of the occurrence of circumstances described in Sections 10.2, 10.3 or 10.4, the Agent is authorized by the Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances.

(c) **Further Assurances by Borrower:** To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.8.

3.9 Conversions

The Borrower may, during the term of this Agreement, convert any basis of Borrowing to another basis of Borrowing upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule D, and in accordance with the period of notice and other requirements set out in Section 3.3 applicable to the basis of Borrowing to which any Borrowing is being converted (other than delivery of a notice in the form of Schedule B), provided that:

(a) **No Default or Event of Default:** no conversions (other than automatic conversions of Bankers' Acceptances and Libor Loans as provided for herein) shall be permitted if a Default (in respect of which the Agent has advised the Borrower that no conversions will be permitted) or an Event of Default shall have occurred and be continuing;

(b) **Bankers' Acceptances:** a Bankers' Acceptance may only be converted on its maturity date; and

(c) **Libor Loans:** a Libor Loan may be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 10.5.

On each Conversion Date, the Borrower shall be required to repay to the Agent for the account of the Lenders the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the applicable Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted; provided that the Borrower shall be entitled to direct the Agent to use the proceeds of all or any part of the new Borrowing to repay the Borrowing being converted.

3.10 Rollovers

The Borrower may, during the term of this Agreement, rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period where the amount of such rolled over Bankers' Acceptance or Libor Loan will not exceed the amount of the

existing Bankers' Acceptance or Libor Loan, upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule E, and in accordance with the period of notice and other requirements set out in Section 3.3 applicable to Bankers' Acceptance or Libor Loans (other than delivery of a notice substantially in the form of Schedule B), unless immediately prior to the issue of any such Bankers' Acceptance or the commencement of any subsequent Libor Interest Period, a Default (in respect of which the Agent has advised the Borrower that no Rollovers will be permitted) or Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a U.S. Base Rate Loan pursuant to Section 3.9. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.10 or notice of a conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.9, such Bankers' Acceptance shall be converted to a Prime Loan on its maturity date and such Libor Loan shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan.

3.11 Notices Irrevocable

All notices delivered or deemed to be delivered by the Borrower pursuant to this Article 3 shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.12 Exchange Rate Fluctuations

If the Agent determines that, by reason of fluctuations in the Canadian Dollar/U.S. Dollar exchange rate, the Borrowings (determined in Cdn. Dollars) exceed the Total Commitment (with Borrowings in U.S. Dollars being converted to Cdn. Dollars using the "BOFC Page" of Reuters' Monitor Money Rates Service average of the Bank of Canada noon (Toronto time) spot rate for U.S. Dollars and Canadian Dollars for the previous month as opposed to the Bank of Canada noon (Toronto time) spot rate on such day) (any such excess being the "Excess"), the Borrower shall, within five (5) Business Days following a demand by the Agent if the Excess is greater than 3% of the Total Commitment, or otherwise on the next Rollover Date or Conversion Date (a) repay sufficient Borrowings to remove the Excess, (b) deliver to the Agent either an irrevocable standby letter of credit in an amount equal to the Excess or (c) deliver to the Agent an amount in Canadian Dollars equal to the Excess and, in the latter case, such amount shall be paid into a Cash Collateral Account. Any such letter of credit shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Agent, acting reasonably. Any such monies and interest held in such Cash Collateral Account shall be applied, or any such letter of credit shall be drawn upon and the proceeds thereof shall be applied, to maturing Bankers' Acceptances or Libor Loans on the next Rollover Date or Conversion Date and any remaining amount (in the case of any cash collateral) shall be returned to the Borrower, and any such letter of credit shall be cancelled, if and when the Borrowings (determined in Cdn. Dollars) no longer exceed the amount of the Total Commitment, provided that no Default or Event of Default shall have occurred and be continuing at such time.

3.13 Designated Material Subsidiaries

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the positive covenant in Section 8.1(r)), be entitled to designate that either:

(a) a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b) a Designated Material Subsidiary shall cease to be a Material Subsidiary;

provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation; or

(e) such Designated Material Subsidiary falls within part (a) or (b) of the definition of "Material Subsidiary".

3.14 Extension

(a) **Request for an Offer of Extension:** The Borrower may, from time to time, request an offer to extend the Maturity Date by sending to the Agent a Request for an Offer of Extension not later than the sixtieth (60th) day and not earlier than the ninetieth (90th) day prior to the date (in this Section 3.14, the "**Extension Date**") which is four years before the then current Maturity Date and the Agent shall forthwith, and in any event within two (2) Business Days, notify each Lender of such request. Each Lender shall advise the Agent as to whether it agrees to make an offer to the Borrower to extend the Maturity Date in accordance with any such Request for an Offer of Extension within thirty (30) days of the delivery by the Borrower to the Agent of a Request for an Offer of Extension, provided that in the event a Lender does not so advise the Agent within such thirty (30) day period, such Lender shall be deemed to have advised the Agent that it is not prepared to make an offer to the Borrower to extend the Maturity Date. Within two (2) Business Days of the Agent receiving from each Lender its decision with respect to making an offer to the Borrower to extend the Maturity Date, the Agent shall, subject to Section 3.14(c), provide the Borrower with an offer to extend the Maturity Date in accordance with Section 3.14(d) and the Borrower, subject to Section 3.14(f), shall be entitled to accept any such offer at any time up to and including the last Business Day preceding the then current Extension Date, by written notice to the Agent of such acceptance.

(b) **Payment or Replacement by Borrower:** Subject to Section 3.14(c), if a Lender does not agree to make an offer to extend the Maturity Date (such Lender being a "**Non-Extending Lender**" and any Lender agreeing to make an offer to extend

the Maturity Date being an "**Extending Lender**") the Borrower may, but is not obligated, to:

(i) so long as there exists no Default or Event of Default and subject to Sections 3.5(j) and 10.5, repay all Borrowings under and other amounts owing hereunder to each Non-Extending Lender on or prior to the Extension Date and upon such payment each such Non-Extending Lender shall cease to be a Lender hereunder and each such Non-Extending Lender's Commitment shall be terminated and the Total Commitment reduced accordingly; and/or

(ii) arrange for a replacement lender (which may be one of the Lenders) to replace each Non-Extending Lender's Borrowings and its Commitment; provided that any such replacement lender (if it is not a Lender) shall have been approved by the Agent (such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the Non-Extending Lender by execution of all necessary documentation on or prior to the Extension Date and in respect of which the Lenders shall do all things and make all such adjustments as are reasonably necessary to give effect to any such replacement.

(c) **Non-Extension for all Lenders:** The Agent shall not provide the Borrower with an offer to extend the Maturity Date in accordance with Section 3.14(a) if Lenders holding more than fifty (50%) of the aggregate Commitments of all Lenders do not agree or are deemed not to agree to make an offer to the Borrower to extend the Maturity Date pursuant to any Request for an Offer of Extension.

In any such case:

(i) the Maturity Date shall not be extended; and

(ii) the Borrower shall not be entitled to request any further offers to extend the Maturity Date.

(d) **Extension for Extending Lenders:** If Lenders holding more than fifty percent (50%) of the aggregate Commitments of all Lenders agree to make an offer to the Borrower to extend the Maturity Date pursuant to a Request for an Offer of Extension and the Borrower accepts the applicable offer in accordance with Section 3.14(a), then the Maturity Date applicable to the Commitments of the Extending Lenders shall be extended for a period of one year from the date of the acceptance by the Borrower of the offer made to it to extend the Maturity Date by the Agent on behalf of such Extending Lenders.

(e) **Non-Extending Lenders:** If the Commitment of a Non-Extending Lender has not been assigned in accordance with Section 3.14(b)(ii) or repaid in accordance with Section 3.14(b)(i), then such Non-Extending Lender shall continue to be obliged to make its Lender's Proportion of Borrowings available to the Borrower

prior to the Maturity Date applicable to its Commitment and on such Maturity Date:

(i) all Liabilities owing to such Non-Extending Lender shall become due and payable in full and the Commitment of such Non-Extending Lender shall be automatically cancelled; and

(ii) the Total Commitment shall be deemed to be reduced by the amount of such cancelled Commitment;

provided that, at any time prior to such Maturity Date, the Borrower may require all (but not less than all) of the Non-Extending Lenders to assign all of their rights, benefits and interests under the Credit Facility in the same manner and subject to the same procedures as are contemplated in Section 3.14(b)(ii) above and, upon such assignment becoming effective, the assignees shall be deemed to be Extending Lenders and the Maturity Date applicable to their Commitments shall be extended to the Maturity Date applicable to the Commitments of the Extending Lenders.

(f) **Independent Decision:** The Borrower understands that consideration of any Request for an Offer of Extension constitutes an independent credit decision which each Lender retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Lender.

(g) **Default or Event of Default:** Notwithstanding the foregoing, the Borrower shall not be entitled to make a Request for an Offer of Extension or accept any offer made by the Agent on behalf of the Agreeing Lenders to extend the Maturity Date, if a Default or Event of Default has occurred and is continuing on such date.

3.15 Exclusion of Certain Trust Affiliates

The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with paragraph (f) below), be entitled to designate that either:

(a) a Trust Affiliate shall cease to be a Trust Affiliate and shall thereafter become an Excluded Trust Affiliate; or

(b) an Excluded Trust Affiliate shall cease to be an Excluded Trust Affiliate and shall thereafter become a Trust Affiliate;

provided that the Borrower shall not be entitled to designate that a Trust Affiliate become an Excluded Trust Affiliate if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation;

(e) such Trust Affiliate falls within part (a), (b) or (c) of the definition of "Material Subsidiary"; or

(f) such Trust Affiliate together with all other Excluded Trust Affiliates would collectively own greater than 5% of Tangible Assets of the Borrower (as determined from the more recent balance sheet of the Borrower).

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1 Mandatory Repayment of Borrowings

On the Maturity Date applicable to a Lender, the Borrower shall repay all Borrowings, interest, fees and other amounts then owing to such Lender hereunder and the Commitment of such Lender shall be reduced to zero. The Borrower shall ensure that all Libor Loans, Bankers' Acceptances and BA Equivalent Advances forming a part of Borrowings made by a Lender mature on or before the Maturity Date applicable to such Lender.

4.2 Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time and from time to time during the term of this Agreement upon at least five (5) Business Days' prior written notice substantially in the form of Schedule B, cancel all or any portion of the Total Commitment in minimum amounts of Cdn. $5,000,000 and whole multiples of Cdn. $1,000,000 thereafter; provided that on or prior to the last day of such notice period the Borrower has:

(a) **Prepaid Borrowings:** prepaid or otherwise reduced the applicable Borrowings owing to each Lender by the amount, if any, by which the applicable Borrowings (with any such Borrowings in U.S. Dollars being notionally converted to Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day and any such Borrowings outstanding by way of Bankers' Acceptances may be cash-collateralized in accordance with Section 3.5(j)) owing to such Lender would otherwise be in excess of the amount of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice; and

(b) **Paid Interest:** paid all accrued interest and other charges and fees in respect of the applicable Borrowings being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

4.3 Evidence of Indebtedness

The Agent shall open and maintain on the books at the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement. Each Lender shall open and maintain accounts evidencing its Lender's Proportion of the Borrowings and other amounts owing by the

Borrower to such Lender under this Agreement. The Agent or Lender, as applicable, shall debit therein the amount of such Borrowings or Lender's Proportion thereof, as applicable, and shall enter therein each payment of principal of and interest on the Borrowings or Lender's Proportion thereof, as applicable, and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances purchased by each Lender and, if applicable, BA Equivalent Advances made by each Non-Acceptance Lender or, in the case of a Lender, such Lender, and all other amounts becoming due to the Agent and each Lender or, in the case of a Lender, such Lender, under this Agreement. Solely as between the Borrower and the Agent or the Lenders, as the case may be, the accounts and records of the Agent, in the case of amounts owing to it as such, or the Lenders so kept shall constitute, in the absence of manifest error, *prima facie* evidence of the Liabilities of the Borrower to the Agent or the Borrower to such Lender pursuant to this Agreement, the date each Lender made its Lender's Proportion of each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal and interest on each Lender's Proportion of the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder and no Person other than the Agent or the Lenders shall be entitled to rely on such accounts or records for any purpose whatsoever.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1 Interest on Prime Loans

The Borrower shall pay to the Agent on behalf of each Lender interest on each Prime Loan in Canadian Dollars at the Agent's Account for Payments at a rate per three hundred and sixty-five (365) days equal to the Prime Rate plus the applicable Margin. A change in the Prime Rate or the Margin will simultaneously cause a corresponding change in the interest payable on each Prime Loan. Such interest shall accrue daily based on the Prime Rate plus the applicable Margin in effect on each day and is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid or the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed and a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.2 Interest on U.S. Base Rate Loans

The Borrower shall pay to the Agent on behalf of each Lender interest on each U.S. Base Rate Loan in U.S. Dollars at the Agent's Account for Payments at a rate per three hundred sixty-five (365) day period equal to the U.S. Base Rate plus the applicable Margin. A change in the U.S. Base Rate or the Margin will simultaneously cause a corresponding change in the interest payable on each U.S. Base Rate Loan. Such interest shall accrue daily based on the U.S. Base Rate plus the applicable Margin in effect on each day and is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid or the

Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.3 Interest on Libor Loans

The Borrower shall pay to the Agent on behalf of each Lender interest on each Libor Loan in U.S. Dollars at the Agent's Account for Payments for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate equal to the sum of Libor plus the applicable Margin. A change in the Margin shall simultaneously cause a change in the interest payable for a Libor Loan. Such interest shall accrue daily based on Libor in effect on the first day of the Libor Interest Period for such Libor Loan and the Margin in effect on each day during such Libor Interest Period and is payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year divided by three hundred sixty (360).

5.4 Bankers' Acceptance Fees

The Borrower shall pay to each Lender fees in Canadian Dollars forthwith upon the acceptance by the Lender of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the applicable Margin calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). Acceptance fees payable to the Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Lender and payable by the Borrower based on the Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs, the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted to reflect the Margin for the remaining term of such Bankers' Acceptance and the Borrower, in the case of an increase in the Margin, shall on the next Rollover Date or Conversion Date applicable to such Bankers' Acceptance make such payments to the Lenders at each Lender's Branch of Account as are necessary to reflect such change and the Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing hereunder; provided that, upon satisfaction in full of all Liabilities hereunder and cancellation of the Credit Facility in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

5.5 Standby Fees

The Borrower shall pay to the Agent on behalf of each Lender at the Agent's Account for Payments standby fees in Canadian Dollars payable quarterly in arrears on the third Business Day of each Fiscal Quarter of the Borrower and on the Maturity Date applicable to such Lender. Each payment of standby fees shall be calculated for the period commencing on and including the first day of the immediately prior Fiscal Quarter (or the date of this Agreement, in the case of the first such period), up to and including the last day of such Fiscal Quarter or the Maturity Date, at a rate equal to the Standby Fee Rate in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Borrowings outstanding for each day in such period from the amount of the Total Commitment for each such day. Such standby fees shall be calculated on the basis of the actual number of days in a year of three hundred and sixty-five (365) days. For purposes of calculating standby fees payable pursuant to this Section 5.5, the amount of Borrowings outstanding from time to time in U.S. Dollars on each day during the period for which such standby fees are payable shall be notionally converted to the equivalent amount in Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day.

5.6 Utilization Fees

The Borrower agrees that it shall pay to the Agent, on behalf of the Lenders at the Agent's Account for Payments, a utilization fee, in addition to the Margin, on Borrowings if at any time and for so long as the aggregate of the Equivalent Amount in Canadian Dollars of all Borrowings hereunder is greater than [redacted]% of the Total Commitment (an "**Overage**"). The utilization fee shall be calculated on all such Borrowings outstanding at the commencement of such Overage and on all such Borrowings made during the continuance of such Overage and shall be equal to the applicable utilization fee rate per annum set out in the table contained in the definition of Margin. The utilization fee shall be payable quarterly in arrears by the Borrower on the third Business Day of each calendar quarter and on the Maturity Date, as applicable, and shall be paid in Canadian Dollars. Each payment of utilization fees shall be calculated for the period commencing on and including the first day of the immediately prior calendar quarter or the date of this Agreement, as the case may be, up to and including the last day of such immediately prior calendar quarter or the Maturity Date but only for each day in any such period during which there was an Overage. Such utilization fees shall be calculated on a daily basis on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. For the purposes of calculating whether utilization fees are payable pursuant to this Section 5.6, the amount of all Borrowings outstanding on each day in U.S. Dollars shall be notionally converted to the Equivalent Amount in Canadian Dollars at the rate of exchange in effect for the purposes of determining an Equivalent Amount on such day.

5.7 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall and hereby agrees to pay to the Lenders interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

such amount is paid in full (but excluding the date of such payment if the payment is made before 11:00 a.m. Calgary time), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Borrowing on demand, both before and after maturity, default and judgment, at a rate per annum that is equal to:

(a) if such amount is payable in Canadian Dollars, the Prime Rate plus, to the extent permitted by Applicable Law, [redacted]er annum; and

(b) if such amount is payable in U.S. Dollars, the U.S. Base Rate plus, to the extent permitted by Applicable Law, [redacted] per annum.

The Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the *Interest Act* (Canada) or the *Judgment Interest Act* (Alberta), which may be inconsistent with this Agreement.

5.8 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by Applicable Law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to this Agreement or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 5.8, be a rate that is prohibited by Applicable Law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "**adjusted rate**"); and, if the Lender has received a payment or partial payment which would, but for this Section 5.8, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall comprise and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

5.9 Interest Generally

(a) Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(b) The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Lenders and all interest and fees payable by the Borrower to any

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

5.10 Agent's Fee

The Borrower shall pay to the Agent for the Agent's sole account at the Agent's Account for Payments agency fees at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for the purposes of this Agreement, be deemed to be amounts payable pursuant to this Agreement.

ARTICLE 6
PAYMENT AND TAXES

6.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is due for value at or before 11:00 a.m. (Calgary time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Account for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement as principal, interest, fees or otherwise shall be deemed to be receipt of such funds by the Agent or the Lenders, as the case may be.

6.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by all of the Lenders in their sole discretion or as directed by the Borrower, all payments made by or on behalf of the Borrower pursuant to this Agreement, prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), shall be applied by the Agent rateably among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Expenses:** in payment of any amounts due and payable as and by way of recoverable expenses hereunder if the Borrower has failed to pay such expenses when required hereunder and such failure has continued for a period of thirty (30) days after notice of the same by the Agent to the Borrower;

(b) **Agent's Fees:** in payment of amounts due and payable as and by way of the Agent's fees referred to in Section 5.10;

(c) **Standby Fees:** in payment of any amounts due and payable as and by way of the standby fees referred to in Section 5.5;

(d) **Interest and Fees:** in payment of any amounts due and payable as and by way of interest on Borrowings pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4 and 5.6 and interest on overdue amounts pursuant to Section 5.7; and

(e) **Other Amounts (other than Borrowings):** in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 6.2;

with the balance to be applied to repay or otherwise reduce Borrowings then due and payable in a manner so that the Borrowings and each basis of Borrowing outstanding to each Lender will, to the extent possible having regard to any allocations made pursuant to Section 3.8(b), be in the same proportion as the Lender's Proportion of such Lender.

6.3 Taxes

(a) The Borrower shall make all payments to the Agent on behalf of the Lenders without set-off or counterclaim, free and clear of, and without deduction for or on account of, any Tax other than any Tax withheld by reason of a Lender not being a resident of Canada within the meaning of the *Income Tax Act* (Canada). If any Tax is deducted or withheld from any payments, other than any Tax withheld by reason of a Lender not being a resident of Canada within the meaning of the *Income Tax Act* (Canada), the Borrower shall promptly remit to the Agent on behalf of such Lender the equivalent of the amounts so deducted or withheld together with the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower. If following the making of any payment by the Borrower under this Section 6.3, a Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 6.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as such Lender shall certify to be the proportion of such credit or refund as will leave such Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid.

(b) Notwithstanding Section 6.3(a), if a Lender becomes an assignee after a Default or Event of Default has occurred and is continuing, the exception in Section 6.3(a) for Tax withheld by reason of such Lender being a non-resident of Canada within the meaning of the *Income Tax Act* (Canada) shall not apply.

6.4 Account Debit Authorization

The Borrower authorizes and directs the Agent, in its discretion and concurrently with notice to the Borrower, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with the Agent for all amounts in respect of principal,

interest and fees payable under this Agreement, recoverable expenses due and payable under Section 6.2(a) and for all charges for the keeping of any bank accounts maintained or required to be maintained by the Borrower with the Agent and which charges have been agreed to in writing between the Agent and the Borrower.

ARTICLE 7
CONDITIONS PRECEDENT TO DRAWDOWN

7.1 Conditions Precedent to First Drawdown

On or before the Drawdown Date for the first Drawdown, the following terms and conditions must be satisfied:

(a) **No Event of Default:** as of such Drawdown Date, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Receipt of Documentation:** the Agent has received, in form and substance reasonably satisfactory to the Lenders and Lenders' Counsel, the following:

(i) the Loan Documents duly executed by all parties thereto and specifically including:

(A) this Agreement;

(B) a Subordination Agreement from the Trust in respect of the Subordinated Intercompany Obligations; and

(C) a notice requesting such Drawdown in accordance with Section 3.3;

(ii) a certificate of status in respect of the Borrower issued under the laws of the Province of Alberta;

(iii) a certified copy of the constating documents and by-laws of the Borrower certified by the Borrower as of such Drawdown Date;

(iv) a certified copy of a directors' resolution of the Borrower with respect to the relevant Loan Documents and such other matters as the Agent may reasonably require, certified by the Borrower as of such Drawdown Date;

(v) a certificate of the Borrower dated as of such Drawdown Date, setting forth specimen signatures of the individuals executing the relevant Loan Documents;

(vi) an opinion of Messrs. Bennett Jones LLP, counsel to the Borrower, addressed to the Agent and each Lender substantially in the form attached hereto as Schedule G; and

(vii) an opinion of Messrs. Macleod Dixon LLP, counsel to the Lenders, addressed to the Agent and each Lender in a form satisfactory to the Lenders acting reasonably;

(d) **Existing Credit Facilities:** the Agent shall have received (i) a direction to pay in the notice of Borrowing that irrevocably directs that the proceeds of such Drawdown be applied to repay the Existing Credit Facilities in full (subject to the transitional provisions in Schedule N), and (ii) notices of cancellation of the Existing Credit Facilities in their entirety; and

(e) **Upfront Fees**: the Borrower shall have paid to the Agent for the account of the Lenders all upfront fees required to be paid by the Borrower in connection with the establishment of the Credit Facility.

7.2 Conditions Precedent to Subsequent Drawdowns

On or before the Drawdown Date for any Drawdown after the first Drawdown, the following terms and conditions must be satisfied:

(a) **No Event of Default:** as of such Drawdown Date, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date (subject to Section 2.2); and

(c) **Receipt of Drawdown Request:** the Agent has received a notice requesting such Drawdown in accordance with Section 3.3.

7.3 Waiver of a Condition Precedent

The terms and conditions of Sections 7.1 and 7.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by all of the Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Drawdowns, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Drawdown.

ARTICLE 8
COVENANTS OF THE BORROWER

8.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with the Agent and the Lenders that:

(a) **Payment and Performance of Liabilities**: the Borrower shall pay duly and punctually all Liabilities as and when due by it hereunder and shall perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence**: subject to Section 8.2(e), the Borrower shall and shall cause each Material Subsidiary to maintain its corporate, partnership or trust existence in good standing under the laws of its jurisdiction of incorporation, amalgamation or formation and duly register and qualify and remain duly registered and qualified to do business or own or lease property or assets in each jurisdiction in which the nature of any business transacted by it or the character of any properties or assets owned or leased by it requires such registration or qualification;

(c) **Maintenance of Books and Records**: the Borrower shall and shall cause the Operator and each Material Subsidiary to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements for the Borrower and each Material Subsidiary in accordance with Generally Accepted Accounting Principles;

(d) **Annual Financial Statements**: the Borrower shall furnish to the Agent, as soon as available and in any event within 95 days (in the case of the Borrower and the Trust) or within 120 days (in the case of any Trust Affiliate) after the end of each Fiscal Year, a consolidated balance sheet as at the close of such Fiscal Year and consolidated statements of income and changes in financial position for such Fiscal Year of each of the Borrower, any Trust Affiliate (unless included within the financial statements of the Borrower) and the Trust setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report confirming that its examinations of such financial statements were made in accordance with generally accepted auditing standards and, accordingly, included such tests and other procedures as it considered necessary in the circumstances and that such financial statements present fairly in all material respects the financial position of each of the Borrower, any Trust Affiliate (unless included within the financial statements of the Borrower) and the Trust as the case may be, as of the close of such Fiscal Year and the results of their operations and the changes in their financial position for the Fiscal Year then ended, in accordance with GAAP (except as otherwise noted therein and consented to by the Agent, such consent not to be unreasonably withheld) and including any management letters provided by the auditors in connection with each such audit; provided that:

(i) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(d) by sending to the Agent by electronic mail the documents that are to be delivered to the Agent pursuant to this Section 8.1(d), so long as the Agent acknowledges receipt of such documents upon the delivery thereof;

(ii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(d) for furnishing financial statements of the Trust if, within such 95 day period referred to above, the Borrower posts such financial statements on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and notifies the Agent of same; and

(iii) the Borrower shall not be required to deliver audited financial statements of the Borrower if, within such 95 day period referred to above, it delivers a balance sheet, a statement of income and a statement of cash flows in each case of the Borrower which are substantially the same in all material respects as those corresponding statements included in the audited financial statements of the Trust (after eliminating for consolidation any intercompany amounts owing among the Borrower, the Trust and any Subsidiary of the Borrower or the Trust);

(e) **Quarterly Financial Statements**: the Borrower shall furnish to the Agent, as soon as available and in any event within 50 days (in the case of the Borrower and the Trust) or within 60 days (in the case of any Trust Affiliate) after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, an unaudited consolidated balance sheet as at the end of such Fiscal Quarter and unaudited consolidated statements of income and cash flows of each of the Borrower, any Trust Affiliate (unless included within the corresponding statements of the Borrower) and the Trust prepared in accordance with GAAP consistently applied; provided that:

(i) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(e) by sending to the Agent by electronic mail the documents that are to be delivered to the Agent pursuant to this Section 8.1(e), so long as the Agent acknowledges receipt of such documents upon the delivery thereof; and

(ii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(e) for furnishing financial statements of the Trust if, within such 50 day period referred to above, the Borrower posts such financial statements on SEDAR at www.sedar.com and notifies the Agent of same;

(f) **Quarterly Compliance Certificate**: the Borrower shall furnish to the Agent, concurrently with the provision of the financial statements of the Borrower pursuant to Sections 8.1(d) and 8.1(e), and effective as of the last day of the Fiscal Year or each Fiscal Quarter, as applicable, a duly executed and completed Compliance Certificate; provided that the Borrower may satisfy the delivery requirements set forth in this Section 8.1(f) by sending to the Agent by electronic mail the document that is to be delivered to the Agent pursuant to this Section 8.1(f), so long as the Agent acknowledges receipt of such documents

upon the delivery thereof and the Borrower promptly executes and delivers to the Agent an originally signed copy of each such document;

(g) **Other Reports**: the Borrower shall furnish to the Agent, promptly upon transmission thereof, all financial statements, proxy statements, information circulars, notices and reports as the Trust shall send to the holders of the trust units and copies of all prospectuses filed by the Trust with Canadian or United States securities regulatory authorities, registration statements and all material change reports which the Trust files with any Canadian or United States securities regulatory authorities; provided that:

(i) any material change report which is filed on a confidential basis does not need to be furnished to the Agent unless and until there is a determination by the Borrower or the applicable regulatory authority that such report is no longer confidential;

(ii) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(g) by sending to the Agent by electronic mail the documents that are to be delivered to the Agent pursuant to this Section 8.1(g), so long as the Agent acknowledges receipt of such documents upon the delivery thereof; and

(iii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(g) if it promptly posts such documents on SEDAR at www.sedar.com and notifies the Agent of same;

(h) **Provision of Information and Right of Inspection**: the Borrower shall provide to the Agent such information relating to the business affairs, operations and financial condition of each of the Borrower, each Material Subsidiary, the Operator, the Trust or the Syncrude Project as the Lenders may reasonably request (provided that with respect to any such information regarding the Operator and the Syncrude Project which the Borrower does not have in its possession, it shall only be required to provide such information as it is entitled to obtain and disclose in respect of the Operator or the Syncrude Project) and permit any Person designated in writing by the Agent, at the Borrower's expense after the occurrence of an Event of Default, to examine the books and financial records of the Borrower and subject to any confidentiality restrictions binding upon the Borrower, to discuss the affairs, finances and accounts of the Borrower, each Material Subsidiary, the Operator, the Trust and the Syncrude Project, all at such reasonable times and as often as may be reasonably requested; provided, however, that such Person or Persons representing the Agent shall hold all information obtained as a result thereof in strict confidence for the use of the Agent and the Lenders in the conduct of its business related to the transactions contemplated by this Agreement;

(i) **Payment of Taxes**: the Borrower shall and shall cause each Material Subsidiary to file all income tax returns which are required to be filed, pay or make provision

for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect and provide adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(j) **Insurance**: the Borrower shall and shall cause each Material Subsidiary to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries, and providing such coverages, as would be customarily maintained by Persons of comparable size and financial standing to the Borrower and the Material Subsidiaries engaged in the same or similar business in the localities where such properties and operations are located, provided that the Borrower and its Material Subsidiaries may elect to self-insure human resource benefits and related matters where the Borrower, acting reasonably, determines that self-insurance is appropriate and in accordance with good industry practice for Persons of a comparable size and financial standing to the Borrower and the Material Subsidiaries and neither the Borrower nor any Material Subsidiary shall be required to keep insured any of its property in respect of which insurance is being provided by others for its benefit;

(k) **Payment of Other Obligations**: the Borrower shall pay or cause to be paid all rents, royalties and other obligations to pay money validly imposed upon it or any Subsidiary, or upon its or their properties (including, without limitation, the Syncrude Interest) or any part thereof, as and when the same become due and payable except to the extent failure to pay does not have and will not with the passage of time have a Material Adverse Effect;

(l) **Compliance With Laws and Regulations; Maintenance of Permits**: the Borrower shall and shall cause each Subsidiary to:

(i) comply with and manage and operate the Syncrude Project in compliance with all Applicable Laws, rules, regulations and orders of Governmental Authorities, including, without limitation, Environmental Laws;

(ii) observe and conform to all valid requirements, including Governmental Actions, of any Governmental Authority relative to any of its properties or assets and all covenants, terms and conditions of all agreements upon or under which any of its properties and assets are held;

(iii) keep and maintain in effect and comply with all permits, approvals, licences and authorizations with any Governmental Authority which are required in connection with its business or operations including, without limitation, in relation to the Syncrude Project; and

(iv) store, treat, transport or otherwise handle and dispose of product, all hazardous materials and waste owned, managed or controlled by it in compliance with all Environmental Laws;

except to the extent failure to so possess or comply or failure to so observe and conform does not have and will not with the passage of time have a Material Adverse Effect;

(m) **Notice of Certain Events**: the Borrower shall provide the Agent with prompt written notice of:

(i) the occurrence of any Default or Event of Default after a senior officer of the Borrower becomes aware that such Default or Event of Default has occurred and is continuing;

(ii) any actions, suits, litigation or other proceedings of which the Borrower has knowledge which are commenced against the Borrower, any Material Subsidiary, the Operator or the Syncrude Project and which, if adversely determined, will have or will with the passage of time have a Material Adverse Effect or which involve a claim of which the Borrower's and any Material Subsidiaries' share is in excess of Cdn. $75,000,000;

(iii) the discovery of any contaminant or of any Release from or upon the land or property of the Borrower, any Subsidiary or the Operator of which it has knowledge and which does or will with the passage of time have a Material Adverse Effect;

(iv) any Governmental Action of which the Borrower is actually aware that has been issued or made by any Governmental Authority to the effect that the Borrower, any Subsidiary or the Operator has failed to comply in any respect with any Environmental Laws or requiring any remediation, stop work, cleanup or otherwise where the failure to comply has or will with the passage of time have a Material Adverse Effect; or

(v) any matter of which it is actually aware that has or will with the passage of time have a Material Adverse Effect;

(n) **Environmental Indemnity**:

(i) the Borrower shall forthwith on demand fully indemnify, defend and save the Agent, the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 8.1(n)) any one or more or all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages, judgments, suits, awards, fines, sanctions, liabilities and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out-of-pocket expenses and costs of preparing any necessary environmental

assessment report or other such report) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower, the Material Subsidiaries or their property or the property of others where the Borrower or the Material Subsidiaries would be reasonably likely to have any liability in respect thereof under Applicable Law and any remedial action taken by the Lenders in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 8.1(n) as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obliged to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the gross negligence or wilful misconduct of any of the Lenders or of their respective directors, officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 8.1(n)(i) on its own behalf and as agent and trustee for its directors, officers, employees and agents;

(ii) if any claim (in this Section 8.1(n) referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any such notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party unless such failure adversely and materially affects the Borrower's ability to defend, object to, oppose or contest that Claim;

(iii) the Borrower shall at all times have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will co-operate in such defense on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defense or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that subject to Section 8.1(n)(iv) the fees and disbursements of such other counsel shall be paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 8.1(n)(iii), it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld or delayed. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent;

(iv) the Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party; and

(v) the provisions of this Section 8.1(n) shall survive the repayment of the Borrowings and cancellation of the Credit Facility;

(o) **Rating Change**: the Borrower shall promptly advise the Agent if Moody's or Standard & Poor's changes, discontinues, suspends or puts on review for a potential downgrade the Debt Rating provided by each of them;

(p) **Ranking with Other Debt**: the Borrower shall ensure that at all times, all of its payment obligations hereunder and under any of the Loan Documents rank at least *pari passu* in right of payment with the other unsecured and unsubordinated indebtedness for borrowed money of the Borrower (except for such claims as may be preferred by operation of Applicable Law);

(q) **Certain New Subsidiaries**: the Borrower shall:

(i) as soon as reasonably practicable, give written notice to the Agent of the creation or acquisition of any Material Subsidiary (including any Trust Affiliate) created or acquired after the date hereof, together with an updated Schedule M and such other information as the Agent may reasonably require;

(ii) in the case of a new Trust Affiliate, cause such Trust Affiliate to promptly, but in any event within 30 days after delivery of the notice under (i) above, deliver an Affiliate Guarantee (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably); and

(iii) as soon as reasonably practicable, give written notice to the Agent of the creation, acquisition or existence of any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is or will become owed or entitled to receive Subordinated Intercompany Obligations in excess of $5,000,000 in the aggregate, and cause such Subsidiary or Excluded Trust Affiliate to promptly, but in any event within 30 days after delivery of the foregoing notice, become party to a Subordination Agreement;

(r) **Assets of Borrower and Material Subsidiaries**: the Borrower shall ensure that, at all times, at least 85% of the Tangible Assets of the Trust (as determined from the most recent balance sheet of the Trust) shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries; and if at any time less

than 85% of the Tangible Assets of the Trust are legally, beneficially and directly owned by the Borrower and Material Subsidiaries, the Borrower shall promptly, and in any event within thirty (30) days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant to Section 3.13 to the extent required to ensure that, after such designation, 85% or more of the Tangible Assets of the Trust shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries;

(s) **Assets of Excluded Trust Affiliates**: the Borrower shall ensure that, at all times, no more than 5% of the Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower) shall be legally, beneficially and directly owned by the Excluded Trust Affiliates; and if at any time more than 5% of the Tangible Assets of the Borrower are legally, beneficially and directly owned by the Excluded Trust Affiliates, the Borrower shall promptly and in any event within 30 days after such occurrence, designate an Excluded Trust Affiliate to be a Trust Affiliate pursuant to Section 3.15 to the extent required to ensure that, after such designation, no more than 5% of the Tangible Assets of the Borrower shall be legally, beneficially and directly owned by the Excluded Trust Affiliates; and

(t) **Compliance by Operator**: subject to Section 8.3, the Borrower shall use commercially reasonable efforts to cause the Operator to comply with obligations equivalent to those contained in Sections 8.1(b), 8.1(i), 8.1(k) and 8.1(l).

8.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with the Agent and the Lenders that it shall not, and shall not permit any Material Subsidiary to:

(a) **Change of Business**:

(i) engage in any business which it is not permitted to engage in pursuant to its articles and bylaws (in the case of a corporation), its partnership agreement (in the case of a partnership) or its trust indenture (in the case of a trust); or

(ii) materially change the nature of their business or operations (taken as a whole) from the holding of Oil Sands Interests, and for the purposes hereof, Oil Sands Interests means interests of any nature and kind in and to, or related, connected or ancillary to, oil sands and the exploration for, and production, extraction, transporting, upgrading, refining and marketing of oil sands, crude bitumen, derivatives of crude bitumen and other related petroleum products, including, without limitation:

(A) licenses and leases to produce oil sands;

(B) interests in the Syncrude Project;

(C) assets and facilities of any kind used in connection with or ancillary to the foregoing, including, without limitation:

(1) assets and facilities used in production and extraction operations, whether mining or in situ operations and including SAGD and other thermal and non-thermal recovery operations;

(2) pipeline and transportation facilities;

(3) electricity or power generating assets; and

(4) upgrading and refining facilities;

(b) **Asset Disposition**: sell, assign, transfer, convey, surrender, exchange, lease, sub-lease or otherwise dispose of any or all of its right, title, estate and interest in or to all or any part of its property, including, without limitation, the Syncrude Interest, if any such disposition has or will with the passage of time have a Material Adverse Effect;

(c) **Negative Pledge**: without the consent of the Lenders, such consent not to be unreasonably withheld, create, incur, assume or permit to exist any Security Interest upon or with respect to any of its property, including, without limitation, the Syncrude Interest except for Permitted Encumbrances;

(d) **Distributions**: make any Distribution if a Default or Event of Default has occurred and is continuing;

(e) **Reorganizations**: enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound (by operation of law or otherwise) by or have expressly assumed all the covenants and obligations of the Borrower or Material Subsidiary (as applicable) under the Loan Documents to which it is a party; and

(B) such Loan Documents will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Lenders, as against the Successor, to exercise all its rights under such Loan Documents;

and provided that the Successor shall also execute and deliver to the Agent such documents (including legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Agent, be necessary to effect or establish (A) and (B) above;

(ii) in the case of the Borrower only, the Successor is a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada;

(iii) in the case of the Borrower only, the Lenders, acting reasonably, shall be satisfied with the creditworthiness of the Successor; provided that the Lenders shall be deemed to be satisfied with the creditworthiness of the Successor if the Successor's long term unsecured and unsubordinated debt is rated at least Investment Grade;

(iv) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents in any material respect; and

(v) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

(f) **Transfer or Encumbering of Trust Royalties**: without the consent of the Lenders, such consent not to be unreasonably withheld, consent or agree to any sale, disposition or other transfer of the Trust Royalties or the creation of any Security Interest therein (except to or in favour of a Subsidiary of the Trust and then only if the transferee is party to a Subordination Agreement);

(g) **Mining Reclamation Trust**: without the consent of the Lenders, such consent not to be unreasonably withheld, withdraw amounts from the Mining Reclamation Trust, except for the purposes of paying the "Beneficiary's Syncrude Mining Reclamation Obligations" (as defined in the Mining Reclamation Trust in existence on the date hereof or the equivalent concept in any Mining Reclamation Trust established after the date hereof), if such withdrawals would cause the amounts in the Mining Reclamation Trust to be below the "Beneficiary's Estimated Syncrude Mining Reclamation Obligations" (as defined in the Mining Reclamation Trust Funding Agreement or the equivalent concept in any Mining Reclamation Trust established after the date hereof);

(h) **Withdrawal**: permit the Borrower or any Material Subsidiary to become a "Withdrawing Participant" under and as defined in Article 12 of the Ownership and Management Agreement;

(i) **Swaps**: enter into or otherwise become a party to or be obligated under any Currency Swap, Commodity Swap, Interest Rate Swap or other similar agreement ordinarily used for the purpose of hedging currency risk, commodity price risk or

interest rate risk which is outside the ordinary course of its business or for speculative purposes;

(j) **Borrowing from Certain Affiliates**: borrow any money from the Trust, any Trust Affiliate (other than a Guarantor) or any Subsidiary which is required to become party to a Subordination Agreement pursuant to Section 8.1(q) unless such indebtedness is subordinated and postponed to the Liabilities of the Borrower hereunder and certain other Liabilities pursuant to and as contemplated by a Subordination Agreement; and

(k) **Indebtedness of Material Subsidiaries**: permit any Material Subsidiaries which are not Guarantors to incur, assume, create or become in any way liable for (including by way of Guarantee) any obligation, liability or indebtedness which would be considered to be Consolidated Debt in an amount exceeding, in the aggregate, 2% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower); provided that if an Affiliate Guarantee (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably) is given by a Guarantor to ensure compliance with this Section 8.2(k) and thereafter the Borrower requests the release of such Affiliate Guarantee and provides an officer's certificate confirming compliance with this Section 8.2(k), then the Agent shall promptly release such Affiliate Guarantee so long as (i) no Default or Event of Default has occurred and is continuing and (ii) the release of such Guarantee will not result in a Default or Event of Default under this Section 8.2(k) as a consequence of such release.

8.3 Operator

Wherever the Borrower, by express language or by implication, has agreed in any Loan Document to cause the Operator to take or refrain from taking any action, or otherwise to effect any dealing in respect of the Syncrude Project and related assets, such agreement shall operate so as only to require the Borrower to take or cause to be taken such action as may be available to it in the commercially reasonable exercise of its and any Trust Affiliate's rights and remedies as a party to the Ownership and Management Agreement holding the Syncrude Interest including, without limitation, exercise of any voting rights under the Ownership and Management Agreement, but for greater certainty no such agreement shall obligate the Borrower to commence legal, administrative or similar proceedings against the Operator or any other Person; provided that the Borrower shall not be relieved of any such obligation in respect of the Operator if the result of such inability to cause the Operator to take or refrain from taking any action or otherwise to effect any dealing in respect of the Syncrude Project does or will with the passage of time materially and adversely affect the Borrower's ability to perform its financial obligations to the Lenders under this Agreement.

8.4 Financial Covenant

During the term of this Agreement, the Borrower covenants and agrees with each of the Agent and the Lenders that the Borrower shall ensure that, as at the end of each Fiscal Quarter,

Consolidated Debt is not greater than 60% of Total Capitalization as at such date; provided that such percentage may be exceeded for a period not to exceed four consecutive Fiscal Quarters but only if (a) such percentage does not exceed 65% during such period and (b) the incurrence of Consolidated Debt to finance a Material Acquisition was the sole cause of such percentage exceeding 60%.

8.5 Special Provisions Regarding Talisman Minority Interest

Notwithstanding any other provision of this Agreement, the Agent and the Lenders acknowledge and agree that:

(a) the Borrower's ability to comply with certain of the representations and warranties in Article 2 and certain of the covenants in Article 8, in each case with respect solely to the Subsidiary Partnership, may be affected by the Talisman Minority Interest and such covenants are qualified if and to the extent that the Talisman Minority Interest prevents strict compliance with such covenants; and

(b) if the Talisman Minority Interest is acquired directly or indirectly by the Trust, the above provisions of this Section 8.5 shall cease to apply.

ARTICLE 9
EVENTS OF DEFAULT

9.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Payments**: the failure of the Borrower to pay or otherwise reduce the Borrowings or any portion thereof when due for payment or other reduction hereunder for a period of one (1) Business Day after written notice from the Agent to the Borrower that such amount is due or overdue;

(b) **Repayment of Other Amounts**: the failure to pay amounts due hereunder (other than amounts due by way of a prepayment or other reduction of Borrowings) for a period of five (5) Business Days after written notice from the Agent to the Borrower that such amount is due or overdue;

(c) **Covenants**: if there is a breach or failure of due performance by the Borrower or any Subsidiary of any covenant or provision of any of the Loan Documents (other than those otherwise dealt with in this Section 9.1), unless such breach or failure is cured to the satisfaction of the Lenders, acting reasonably, within twenty (20) Business Days after written notice thereof by the Agent to the Borrower;

(d) **Representations and Warranties:** if any representation or warranty made by the Borrower or any Subsidiary in Article 2 or any other Loan Document or certificate or document shall prove to have been incorrect in any material respect when made or deemed to be made hereunder or thereunder and such

incorrectness, if capable of being remedied, is not remedied to the satisfaction of the Lenders, acting reasonably, within twenty (20) Business Days after written notice thereof by the Agent to the Borrower;

(e) **Cross Default**: if the Borrower or any Material Subsidiary is in default under any term or provision of any agreement evidencing indebtedness for borrowed money (including any agreement evidencing a Capital Lease or a Swap but excluding this Agreement) between itself and any Person (which, for purposes hereof, shall include any lessor under a Capital Lease or any counterparty under a Swap) and either:

(i) as a result of such default such Person shall have the right to accelerate the repayment of any such indebtedness; or

(ii) such Person shall have accelerated the repayment of any such indebtedness; or such Person shall have demanded repayment of any indebtedness for borrowed money which is repayable on demand and is owing to it by the Borrower;

and the aggregate amount of all such indebtedness outstanding at any one time to which all such defaults or demands relate is in excess of Cdn. $75,000,000;

(f) **Cease to Carry on Business**: subject to Section 8.2(e), if the Borrower, any Material Subsidiary or the Operator ceases to carry on business or takes affirmative action to cease to carry on business, unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(g) **Voluntary Insolvency**: if the Borrower, any Material Subsidiary or the Operator shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) make a general assignment for the benefit of creditors;

(iii) commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv) take corporate action for the purpose of effecting any of the foregoing;

unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(h) **Involuntary Insolvency**: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower, any Material Subsidiary or the Operator seeking in respect of the Borrower, any Material Subsidiary or the Operator an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower, any Material Subsidiary or the Operator or of all or any substantial part of its assets, or any other like relief in respect of the Borrower, any Material Subsidiary or the Operator under any bankruptcy or insolvency law and, if such case, proceeding or other action is being contested by the Borrower, any Material Subsidiary or the Operator in good faith, the same shall continue undismissed or unstayed and in effect, for any period of thirty (30) consecutive days (or such longer period, not exceeding sixty (60) days, as is required to dismiss or stay or render ineffective such case, proceeding or other action); provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against the Borrower, any Material Subsidiary or the Operator thereunder in the interim and such order, decree or judgment is not stayed or discharged within ten (10) days of it being granted, such grace period shall cease to apply, unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(i) **Other Insolvency Events**: if the Borrower, any Material Subsidiary or the Operator shall:

(i) be unable, or admit in writing its inability or failure, to pay its debts generally as they become due; or

(ii) commit or threaten to commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or any statute passed in substitution therefor, as amended from time to time;

unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(j) **Disposition of Assets**: subject to section 8.2(e), if the Borrower, any Material Subsidiary or the Operator shall pass an effective resolution authorizing the disposition of all or substantially all of its property, assets and undertakings, unless, in the case of the Operator, it is removed and replaced as operator under

the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(k) **Change in Ownership**: subject to Section 8.2(e), if the Trust ceases (i) to own and control, directly or indirectly, all of the outstanding shares in the Borrower or (ii) to own and control, directly or indirectly, all of the outstanding shares, partnership interests or beneficial interests, as applicable, in each Material Subsidiary (except for the Subsidiary Partnership unless the Talisman Minority Interest has been acquired directly or indirectly by the Trust);

(l) **Judgments**: if a final judgment or judgments for the payment of money shall be rendered against the Borrower or any Material Subsidiary in an amount in excess of Cdn. $75,000,000 or against the Operator where the Borrower's Working Interest share of such judgment exceeds Cdn. $75,000,000 and the same shall remain undischarged for a period of twenty (20) Business Days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(m) **Writs**: if a writ, execution, attachment or similar process is issued or levied against any part of the property of the Borrower, any Material Subsidiary or the Operator in connection with any judgment or judgments against the Borrower, Material Subsidiary or the Operator in connection with any judgment for non-payment of any Tax, in the case of the Borrower or any Material Subsidiary aggregating in excess of Cdn. $75,000,000 or, in the case of the Operator where the Borrower's Working Interest share of such process exceeds Cdn. $75,000,000 and such writ, execution, attachment or similar process remains undischarged or unreleased for a period of twenty (20) Business Days;

(n) **Encumbrancers**: if an encumbrancer or lienholder lawfully takes possession of any property of the Borrower, any Material Subsidiary or the Operator having a value in excess of Cdn. $75,000,000 in the case of the Borrower or any Material Subsidiary, or where the Borrower's Working Interest share of such property exceeds Cdn. $75,000,000 in the case of the Operator and such possession continues for a period of twenty (20) Business Days or is not stayed within such twenty (20) day period;

(o) **Invalid Loan Documents**: if, for a period of twenty (20) Business Days after notice thereof to the Borrower, any of the Loan Documents or any material provision thereof continues to be invalid or unenforceable and the same is not cured to the satisfaction of the Lenders acting reasonably;

(p) **Termination of Joint Venture**: if the Joint Venture is terminated; or

(q) **Change of Control**: if a Change of Control occurs which (i) results in a downgrade in the Debt Rating from Moody's or Standard & Poor's below Investment Grade and (ii) has not been consented to by the Majority Lenders, such consent not to be unreasonably withheld.

9.2 Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders:

(a) **Termination**: by written notice to the Borrower, declare the Total Commitment and the right of the Borrower to apply for further Rollovers or Conversions to be terminated; and

(b) **Acceleration Notice**: by written notice to the Borrower (an "**Acceleration Notice**"), declare all Borrowings (including the face amount of all Bankers' Acceptances and, if applicable, the principal amount of all BA Equivalent Advances and all accrued interest thereon) and all other Liabilities (whether matured or unmatured) of the Borrower to the Agent and the Lenders hereunder and under the other Loan Documents to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), the Total Commitment shall automatically terminate and all Borrowings (including the face amount of all Bankers' Acceptances and, if applicable, the principal amount of all BA Equivalent Advances and all accrued interest thereon) and other Liabilities hereunder and under the other Loan Documents shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), or at the time stated in an Acceleration Notice, the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of all Borrowings (including the face amount of all Bankers' Acceptances and, if applicable, the principal amount of all BA Equivalent Advances and all accrued interest thereon) and other Liabilities hereunder and under the other Loan Documents, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable. All such amounts paid in respect of Bankers' Acceptances shall be held by the Agent in a Cash Collateral Account for set-off against present and future indebtedness owing by the Borrower to the Lenders in respect of such Bankers' Acceptances and shall bear interest at the Agent's prevailing rates for demand deposits of comparable amounts.

9.3 Remedies on Default

After the occurrence of an Event of Default, the Agent, on behalf of the Lenders, may take such actions and commence such proceedings as the Majority Lenders in their sole discretion may determine all without any additional notice, presentation, demand or protest, all of which the Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law). The rights and remedies of the Agent and each Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) **Specific Performance**: the specific performance of any covenant or agreement contained in the Loan Documents;

(b) **Injunction**: enjoining a violation of any of the terms of the Loan Documents;

(c) **Assistance**: aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) **Judgment**: obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

9.4 Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default and in addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, the Agent, the Lenders and their respective Affiliates are authorized at any time and from time to time thereafter, without notice to the Borrower or to any other Person (any such notice being expressly waived by the Borrower), to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final) and any other Liabilities at any time held by or owing by the Agent or such Lender or Affiliate to or for the credit of or the account of the Borrower or any Guarantor against and on account of the Borrowings (including the face amount of all Bankers' Acceptances and, if applicable, the principal amount of all BA Equivalent Advances and all accrued interest thereon) and other Liabilities of the Borrower to the Agent or such Lender under this Agreement and the other Loan Documents, including, without limitation, all claims of the Agent or any Lender of any nature or description arising out of or connected with this Agreement and the other Loan Documents, irrespective of whether the Agent or any Lender has made any demand under this Agreement or any of the other Loan Documents and whether such obligations, liabilities or claims of the Borrower are contingent or unmatured. Any exercise of such rights by any Lender shall be subject to the obligations of such Lender pursuant to Section 11.11(c).

9.5 Application of Payments Following Acceleration

Except as otherwise agreed to by all of the Lenders in their sole discretion, any sum received by the Agent on behalf of the Lenders from or in respect of the Borrower at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h) which the Agent is obliged to apply in or towards satisfaction of sums due from the Borrower hereunder shall be applied by the Agent among the Agent and the Lenders in accordance with amounts owed to the Agent and the Lenders in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Agent's Expenses**: to the Agent in respect of amounts due and payable as and by way of recoverable expenses hereunder;

(b) **Lenders' Expenses**: rateably among the Lenders in respect of amounts due and payable as and by way of recoverable expenses hereunder;

(c) **Interest and Fees**: rateably to the Lenders in accordance with amounts owed to the Lenders in respect of amounts due and payable as and by way of interest pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4 and 5.6, interest on overdue amounts pursuant to Section 5.7 and standby fees pursuant to Section 5.5;

(d) **Other Amounts (other than Borrowings)**: rateably to the Lenders in accordance with amounts owed to the Lenders in respect of any amount (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 9.5;

(e) **Borrowings**: in or towards repayment to the Lenders of the Borrowings then outstanding hereunder; and

(f) **Balance**: to the Borrower or as otherwise required by Applicable Law.

9.6 Agent May Perform Covenants

If the Borrower shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders and with prior notification to the Borrower, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds. If the Majority Lenders elect to effect such observance or performance, neither the Agent nor the Lenders shall be liable for any failure or deficiency in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith, except to the extent the Agent or a Lender is grossly negligent or acts with wilful misconduct. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.7 from and including the date paid by the Agent hereunder to but excluding the date such amounts are repaid in full by the Borrower.

9.7 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a Default or Event of Default shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same Default or Event of Default, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent Default or Event of Default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the Agent's or a Lender's rights or remedies under the Loan Documents.

9.8 Cash Collateral Accounts

(a) **Bankers' Acceptances:** Upon the occurrence of an Event of Default and for so long as such Event of Default is continuing, the Borrower shall forthwith pay to the Agent, for deposit in a Cash Collateral Account, an amount equal to the face amount of any outstanding Bankers' Acceptances.

(b) **Application of Cash Collateral:** Upon the occurrence of an Event of Default and for so long as such Event of Default is continuing or upon receipt of cash collateral by the Lender pursuant to Section 3.5(j), 3.12 or 9.8(a), and in addition to any other rights or remedies of the Agent or the Lenders hereunder, the Agent or the Lenders shall thereafter be entitled to deposit and retain in a Cash Collateral Account (which the Borrower irrevocably directs the Agent to apply and set-off such amounts against any amounts outstanding under the Loan Documents) any such amounts which are received by the Agent or the Lenders from the Borrower to the extent that, and for so long as, such amounts may be required to satisfy any outstanding Bankers' Acceptances.

ARTICLE 10
EXPENSES AND INDEMNITIES

10.1 Reimbursement of Expenses

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders and in sufficient quantities for distribution to the Agent and the Lenders. The Borrower agrees to pay promptly to the Agent on demand:

(a) all reasonable legal fees and other reasonable out-of-pocket expenses incurred or which may hereafter be incurred from time to time by the Agent or the Arrangers in respect of the documentation, creation, preparation, registration, negotiation, execution, publication, amendment and administration of the Loan Documents including, without limitation, costs associated with electronic distribution of information and any stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents); and

(b) all expenses (including legal fees on a solicitor and his own client basis) which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of the Loan Documents.

All amounts required to be paid by the Borrower pursuant to this Section 10.1 shall be paid notwithstanding no Borrowings are advanced hereunder.

10.2 Increased Cost

If the introduction of, any change in or the implementation of any Applicable Law (including any capital adequacy requirement but excluding any taxes on the overall net income

of a Lender or upon the overall capital of a Lender), regulation, treaty or official directive now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by a Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) (individually, a "**Circumstance**"):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to a Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to a Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by a Lender, or deposits of or for the account of a Lender, or loans by a Lender, or any other acquisition of funds for loans by a Lender or commitments by a Lender to fund loans or obligations of a Lender in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result thereof is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing, such Lender shall promptly notify the Agent who shall notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income from time to time ("**Additional Compensation**") on the next Libor Interest Date in the case of a Libor Loan, the date of issuance of any Bankers' Acceptances or on the next Interest Date in any other case (and each successive Libor Interest Date, date of issuance or Interest Date, if applicable) unless such Lender knew, on the date of execution of this Agreement, of such Circumstance and the likely result thereof. The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 10.2 for any period prior to the date which is three (3) months prior to the date on which the Agent, on behalf of such Lender, gives notice to the Borrower that such Additional Compensation is so accruing (unless the Circumstance giving rise to such Additional Compensation is retroactive in effect). A photocopy of the relevant law, regulation, treaty, official directive or regulatory requirement (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate by a duly authorized officer of such Lender (prepared in good faith) setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued but unpaid interest and fees in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

10.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, makes it unlawful or prohibited for a Lender (in its sole opinion acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, such Lender may by written notice to the Borrower through the Agent terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings within fifteen (15) Business Days together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

10.4 Substitute Basis of Borrowing

(a) **Respecting Libor Loans:** If, on or prior to any Interest Determination Date in respect of a Libor Loan, a Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(i) adequate and fair means do not exist for ascertaining the rate of interest on such Libor Loan;

(ii) the cost to such Lender of making, funding or maintaining such Libor Loan does not accurately reflect the effective cost to such Lender thereof and the costs to such Lender are increased or the income receivable by such Lender is reduced in respect of such Libor Loan;

(iii) the making or the continuation of such Libor Loan or a portion of such Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(iv) deposits in U.S. Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain such Libor Loan during such Libor Interest Period;

then, such Lender shall promptly notify the Agent, and the Agent shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and such Lender shall not thereafter be obligated to provide such Libor Loan. The Borrower shall thereupon forthwith notify the Agent as to the substitute basis of Borrowing available under this Agreement which it has selected for such Libor Loan. If the Borrower has not so notified the Agent, such Libor Loan shall automatically be converted into a U.S. Base Rate Loan for all purposes under this Agreement on the date falling two (2) Banking Days subsequent to such Interest Determination Date.

(b) **Respecting Bankers' Acceptances:** If, on or prior to any Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, a Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(i) adequate and fair means do not exist for ascertaining the Discount Rate for such Bankers' Acceptances; or

(ii) there no longer exists an active market for bankers' acceptances accepted by the Lenders;

then, such Lender shall promptly notify the Agent, and the Agent shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and such Lender shall not thereafter be obligated to accept such Bankers' Acceptances. The Borrower shall thereupon forthwith notify the Agent as to the substitute basis of Borrowing available under this Agreement which it has selected for such Bankers' Acceptances. If the Borrower has not so notified the Agent, such Bankers' Acceptances shall automatically be converted into a Prime Loan for all purposes under this Agreement on the applicable Drawdown Date, Rollover Date or Conversion Date relating to such Bankers' Acceptances.

10.5 Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, the Borrower shall indemnify the applicable Lender for any loss or expense incurred by such Lender as a direct result thereof including, without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. A certificate of such Lender (acting reasonably and prepared in good faith) submitted by the Agent setting out the basis for the determination of the amount necessary to indemnify such Lender shall be *prima facie* evidence thereof.

10.6 General Indemnity

(a) The Borrower hereby covenants with the Agent, each Arranger and each Lender that it shall at all times hereafter keep the Agent and such Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Agent, such Arranger or such Lender and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by the Agent, such Arranger or such Lender in any way relating to, arising out of, or incidental to the Credit Facility or any Default or Event of

Default, except to the extent such losses result from the gross negligence or wilful misconduct of the Agent, such Arranger or such Lender. If and for so long as no Default or Event of Default has occurred and is continuing, the Borrower, at its option, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of and taking into account the best interests of the Agent, such Arranger and such Lender. If the Agent, such Arranger or such Lender shall determine in good faith that the defence of any such suit, action or proceeding is not being conducted in the best interests of the Agent, such Arranger or such Lender, the Agent, such Arranger or such Lender shall on notice to the Borrower be entitled to take over the sole conduct of the defence of such suit, action or proceeding and the Borrower shall continue to be obligated to indemnify the Agent, such Arranger or such Lender in respect of any legal fees and disbursements thereafter incurred in respect of such suit, action or proceeding. The provisions of this Section shall survive the repayment of the Borrowings and cancellation of the Credit Facility.

(b) The provisions of Section 10.6(a) are not intended to and do not cover claims to the extent relating to disputes among Lenders and/or the Arrangers or successful claims by the Borrower with respect to a breach of the Arrangers' or Lenders' obligations under this Agreement. No indemnified party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with its activities related to the Credit Facility.

ARTICLE 11
THE AGENT AND THE LENDERS

11.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders.

11.2 Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability, registration or priority of any of the Loan Documents nor with respect to the due execution, legality, validity,

sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

11.3 Acknowledgement of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, environmental soundness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf in to the adequacy, accuracy or completeness of any information provided by the Borrower or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, environmental soundness, affairs, status or nature of the Borrower and its Subsidiaries.

11.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and, subject to Section 3.8(b), no Lender shall be obligated to make Borrowings available to the Borrower in excess of the amount of its Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

11.5 Determinations by Lenders

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" but not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: Unless otherwise specifically dealt with in this Agreement, in the event the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter:

(i) where a time period is specified hereunder for the Agent or the Lenders to provide any response, notice or other communication, then upon the end of such period; or

(ii) where no such time period is specified hereunder, then within twenty (20) Business Days of the delivery of such written notice by the Agent to such Lender,

such Lender shall be deemed not to have consented thereto.

11.6 Notices between the Lenders, the Agent and the Borrower

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrower and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

11.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall promptly deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose.

11.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender, as applicable, at its Branch of Account upon receipt by the Agent of any notice given pursuant to Sections 3.3, 3.4, 3.5, 3.6, 3.7, 3.9, 3.10 or 4.3. The Agent shall advise each Lender, as applicable, of the amount, date and details of each applicable Advance and of such Lender's share in each Borrowing. At or before 11:00 a.m. (Calgary time) on each Drawdown Date:

(a) **Loans**: each Lender will make available to the Borrower its share of Advances by way of Loans by forwarding to the Agent at the Agent's Account for Payments the amount of Loans required to be made available by such Lender; and

(b) **Bankers' Acceptances**: each Lender will make available to the Borrower its share of Advances by way of Bankers' Acceptances (or BA Equivalent Advances) by forwarding to the Agent at the Agent's Account for Payments, if the Lender is a Purchasing Lender, the amount of the Discount Proceeds in respect of such Bankers' Acceptances or the amount of any BA Equivalent Advance or, if the Lender is not a Purchasing Lender, the discounted proceeds of sale received by it or the amount of any BA Equivalent Advance (less, in any case, the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 5.4).

11.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), the Lenders shall share any payments subsequently received in accordance with Section 9.5 of this Agreement.

11.10 Repayment by Lenders to Agent

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any

payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to a Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

11.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Sections 9.1(g) and 9.1(h), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 11.11, will be in the same proportion as the Lender's Proportion of such Lender.

(b) **Application of Payments**: The Lenders agree that, after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), the amount of any repayment made by the Borrower in respect of Borrowings under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 11.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 11.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of liabilities arising under the Loan Documents; provided that, if at anytime a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of liabilities of the Borrower arising under the Loan Documents, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to Section 11.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 11.11 but shall incur no increased Liabilities, in aggregate, by reason thereof.

11.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent**: Any waiver of or any amendment to a provision of the Loan Documents which relates to:

(i) a change in the types of Borrowings or a decrease in the Margin, the Standby Fee Rate, the utilization fees, the Discount Rate or the amount or time of any payments payable by the Borrower to the Lenders under this Agreement;

(ii) an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii) a change in the definition of Majority Lenders;

(iv) a change in the definition of Maturity Date;

(v) the provisions of Sections 9.1(a), 9.1(b), 9.1(g), 9.1(h) or 9.1(i);

(vi) the provisions of Section 8.1(q) or the release of any Affiliate Guarantee;

(vii) any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders (or words to like effect) rather than the consent or agreement of "the Lenders" or the "Majority Lenders" or the "Agent"; or

(viii) the provisions of this Section 11.12(a);

shall bind the Lenders only if such waiver or amendment is agreed to in writing by all of the Lenders: provided however that a Non-Extending Lender shall not be required to consent to (i) any waiver or amendment relating to a change in the amount of the Commitments of the Extending Lenders, (ii) an extension of the Maturity Date applicable to Extending Lenders, (iii) a shortening of the Maturity Date applicable to the Extending Lenders so long as the shortened Maturity Date is not earlier than the Maturity Date applicable to such Non-Extending Lender or (iv) a change in the Margin, Standby Fee Rate, utilization fees or Discount Rate applicable to the Extending Lenders.

(b) **Majority Consent**: Subject to Section 11.12(a) and except as otherwise provided in the Loan Documents, any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the Loan Documents (including matters which pursuant to the Loan Documents require consent, action or determination of "the Lenders" but not "all the Lenders") shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

11.13 Reimbursement of Agent's Expenses or Lender's Costs

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 10.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand detailing such costs, expenses and disbursements, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

11.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, written notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons; and

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder;

and the Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

11.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower and its Subsidiaries and the Trust and the Trust Affiliates in all transactions and generally do any banking business with or provide any financial services to the Borrower and its Subsidiaries and the Trust and the Trust Affiliates (including, without limitation, Swaps) without having any liability to account to the other Lenders therefor. With respect to its Commitment and Lender's Proportion, RBC shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

11.16 Successor Agent

The Agent shall resign if at any time it is no longer a Lender hereunder by reason of an assignment of its rights and obligations under this Agreement and the Loan Documents pursuant to Section 12.1 and, in such event, it shall provide thirty (30) days prior written notice of any such intended assignment to each of the Lenders and the Borrower. The Agent may resign at any time by giving thirty (30) days prior written notice thereof to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "**Remaining Lenders**") provided that Remaining Lenders holding Commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 11.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days after the retiring agent's giving of notice of resignation or the Remaining Lenders' removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld), appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation or removal hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in

respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

11.17 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Loan Documents or any action taken or omitted by the Agent under or in respect of the Loan Documents; provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Loan Documents, but only to the extent that the Agent is not reimbursed for such expenses by the Borrower.

11.18 Amendment to this Article 11

Save and except for the provisions of Section 11.16, the provisions of this Article 11 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof; provided that after an Event of Default a failure to do so by the Agent shall not render it liable in damages to the Borrower.

ARTICLE 12
SUCCESSORS AND ASSIGNS. JUDGMENT CURRENCY AND CONFIDENTIALITY

12.1 Successors and Assigns

Other than as permitted hereunder, the Borrower may not assign its rights or obligations hereunder without the prior written consent of all of the Lenders. If a Default or an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to any Person. If no Default or Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld or delayed), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a Person (subject to Section 6.3); provided any such assignment is for a minimum Commitment of Cdn. $5,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account a Commitment of at least Cdn. $5,000,000. Upon any assignment by a Lender to

an assignee in accordance with the foregoing provisions of this Section 12.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned prior to an Event of Default unless and until such assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such assignee, the relevant assignor Lender and the Agent. Upon:

(a) such execution of such Lender Transfer Agreement;

(b) delivery of an executed copy thereof to the Borrower and the Agent;

(c) payment by such assignee Lender to such assignor Lender of an amount equal to the purchase price agreed between such assignor Lender and such assignee Lender; and

(d) payment by the assignor Lender of Cdn. $3,500 to the Agent (unless the transferor Lender is an Arranger or its Affiliate);

such assignor Lender shall be released from its obligations hereunder to the extent of such assignment and such assignee Lender shall for all purposes be a Lender party to this Agreement and shall have all the rights and obligations of the Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such assignee Lender of all or a portion of the Loans, the face amount of Bankers' Acceptances (or, if applicable, BA Equivalent Advances), and the Commitment of such assignor Lender. If an assignment occurs at a time when no Default or Event of Default has occurred and is continuing, such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder (except in respect of the Discount Rate). Nothing in this Section 12.1 shall restrict a Lender from the sale of participations in all or any part of the Borrowings made or to be made by it; provided than any increased costs to the Borrower as a result of any such participation shall be for the account of such Lender and that the selling Lender shall continue to be obligated as a Lender hereunder notwithstanding any such participation. A Person who acquires a participation in Borrowings hereunder shall have no standing as a Lender under the Loan Documents and shall not acquire as a result thereof any rights or benefits under any of the Loan Documents in relation to the Borrower.

12.2 Dissenting Lenders

If (a) the Borrower requests a consent, waiver or approval from the Lenders under this Agreement which is consented to by Lenders holding more than fifty percent (50%) of the Total Commitment and (b) a Lender (in this Section 12.2 called a "**Dissenting Lender**") withholds its consent to such request and, as a result, the consent, waiver or approval of the required Lenders cannot be obtained in connection with such request, the Borrower may, by giving notice to each

Dissenting Lender and to the Agent within 120 days of being advised by the Agent of whether the Lenders have consented to or approved such request, arrange for a replacement lender (which may be one of the Lenders) to replace each Dissenting Lender's Borrowings and its Commitment; provided that (i) any such replacement lender (if it is not a Lender) shall have been approved by the Agent (such approval not to be unreasonably withheld) and shall be novated into the Loan Documents in the place and stead of the applicable Dissenting Lender by execution of all necessary documentation and (ii) the Lenders shall do all things and make all such adjustments as are reasonably necessary to effect or to give effect to any such replacement.

12.3 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided, however, that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any Applicable Law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement or as may be requested by any Governmental Authority regulating such Lender;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignees, and to their respective counsel, agents, employees and advisors; provided each such Lender and the Agent shall not be relieved from its obligations under this Section 12.3 in respect of any such Information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment pursuant to Section 12.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 12.3 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defense of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality;

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or Lender, subject to a duty of confidentiality to the Borrower at the time the Information was so received; or

(i) regarding the "structure and tax aspects" of the transaction contemplated by the Loan Documents within the meaning of United States Treasury Regulation 1.6011-4T.

The obligations of the Lenders and the Agent in respect of Information shall survive the termination of this Agreement and the repayment of the Borrowings.

12.4 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 12.4 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE 13
MISCELLANEOUS

13.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

13.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

13.3 Failure to Act

No failure, omission or delay on the part of the Agent or any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

13.4 Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by either the Agent on behalf of the Lenders or the Majority Lenders, as applicable, or by the Lenders and, if required by the Agent, the Borrower, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. Any such waiver or discharge which affects the rights of the Agent may only be made by way of an instrument in writing signed by the Agent.

13.5 Amendments

No provision of the Loan Documents may be amended verbally and, except as provided in Section 11.18, any such amendment may only be made by way of an instrument in writing signed by the Borrower, the Agent and either the Agent on behalf of the Lenders or by all of the Lenders.

13.6 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if by telephone, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the applicable address set forth below or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephone notice, advice, request or demand and the written confirmation thereof, the telephone version shall govern with respect to actions taken by the recipient thereof before such recipient has had a reasonable time to act after its receipt of the written confirmation:

To the Borrower:

Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel and Corporate Secretary
Facsimile: [redacted]

with a copy to the Treasurer at such address,

Facsimile: [redacted]

To the Agent:

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

with a copy (other than in the case of notices in the form of Schedule B, C, D or E) to:

Royal Bank of Canada
1100, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Director, Corporate Credit
Facsimile: [redacted]

To each Lender: As set forth in Schedule A annexed hereto.

13.7 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents (including, without limitation, the summary of terms and conditions dated March 23, 2005 but excluding the agency fee letter dated April •, 2005 between the Borrower and the Agent).

13.8 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. The parties hereto do hereby irrevocably submit and

attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Agent or any Lender to take proceedings in other jurisdictions in which any assets, property or undertakings of the Borrower may be situate.

13.9 Term of Agreement

The term of this Agreement is until the termination of each Lender's Commitment and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement and the other Loan Documents or secured thereby.

13.10 Time of Essence

Time shall be of the essence of this Agreement.

13.11 Conflict with Loan Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 13.11 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document merely because one of such Loan Documents does, and the other does not, deal with the particular matter.

13.12 Dealings with Agent

The Borrower shall be entitled to accept the written advice, instruction or direction of the Agent on behalf of the Majority Lenders or all of the Lenders, as applicable, without further inquiry. Each Lender hereby agrees to be bound by any advice, instruction or direction in writing given to the Borrower by the Agent on behalf of the Majority Lenders or all of the Lenders, as applicable, where it is authorized to do so in accordance with the terms and conditions hereof or under any other Loan Document, and each Lender hereby waives any right to contest or disaffirm any such advice, instruction, or direction in writing of the Agent, in the absence of manifest error.

13.13 Further Assurances

Each of the Borrower, the Agent and the Lenders shall, within thirty (30) days after notice thereof from any other party hereto, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by such other party in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out.

13.14 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN OIL SANDS LIMITED

Per:

Name:

Title:

/s/

Per:

Name:

Title:

ROYAL BANK OF CANADA, as Agent

Per:

Name:

Title:

/s/

Per:

Name:

Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Per: _ /s/
Name:
Title:

Per: _
Name:
Title:

::ODMA\PCDOCS\MACLEOD\415250\10

ROYAL BANK OF CANADA, as Lender

Per: /s/
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

Per: /s/
Name:
Title:

Per:
Name:
Title:

BANK OF MONTREAL, as Lender

Per:
Name: /s/
Title:

Per:
Name:
Title:

HSBC BANK CANADA, as Lender

Per:
Name: /s/
Title:

Per:
Name:
Title:

MERRILL LYNCH CAPITAL CANADA INC., as Lender

Per:
Name:
Title:

/s/

Per:
Name:
Title:

::ODMA\PCDOCS\MACLEOD\615250\10

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per: /s/
Name:
Title:

Per:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender

Per: /s/
Name:
Title:

Per:
Name:
Title:

ALBERTA TREASURY BRANCHES,
as Lender

Per:
Name
Title:

/s/

Per:
Name
Title:

::ODMA\PCDOCS\MACLEOD\615250\10

Schedule A to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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LENDERS AND COMMITMENTS

LENDER	COMMITMENT
Canadian Imperial Bank of Commerce 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 4J7 Attention: Executive Director Fax No.: [redacted]	[redacted]
Royal Bank of Canada 1100, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Director, Corporate Banking Fax No.: [redacted]	[redacted]
The Bank of Nova Scotia 2000, 700 - 2nd Street S.W. Calgary, Alberta T2P 2N7 Attention: Managing Director Fax No.: [redacted]	[redacted]
Bank of Montreal 1400, 421 – 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: [redacted] Fax No.: [redacted]	[redacted]

The respective commitment of each lender has been redacted on the basis of confidentiality.

LENDER	COMMITMENT
HSBC Bank Canada 8th Floor, 407 - 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Assistant Vice President Corporate & Institutional Banking Fax No.: [redacted]	[redacted]
Merrill Lynch Capital Canada Inc. Suite 400, BCE Place 181 Bay Street Toronto, Ontario M5J 2V8 Attention: Director Fax No.: [redacted]	[redacted]
Sumitomo Mitsui Banking Corporation of Canada Ernst & Young Tower Toronto-Dominion Centre Suite 1400 P.O. Box 172 Toronto, Ontario M5K 1H6 Attention: Vice President Fax No.: [redacted]	[redacted]
The Toronto-Dominion Bank 800 Home Oil Tower 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Managing Director Fax No.: [redacted]	[redacted]
Alberta Treasury Branches 3rd floor, 239 - 8th Avenue SW Calgary, AB T2P 1B9 Attention: • Fax No.: [redacted]	[redacted]

The respective commitment of each lender has been redacted on the basis of confidentiality.

Schedule B to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: ________________

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $800,000,000 Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower, a syndicate of Lenders and Royal Bank of Canada, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request under the Credit Facility for a [Drawdown, repayment and/or cancellation of the Total Commitment] pursuant to Section [3.3, 3.7 or 4.2] of the Credit Agreement as follows:

1. Amount of [Drawdown or repayment] [Cdn. $ or U.S. $] ________________________.

2. Date of [Drawdown, repayment and/or cancellation of the Total Commitment] is ____________________.

3. [If applicable] Nature of [Drawdown or repayment] is by way of a [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptance and, if applicable, BA Equivalent Advance].

4. [If applicable] The amount of the Total Commitment to be cancelled is Cdn. $ ______________.

5. [If applicable] The Libor Interest Period for the Libor Loan is __________ (___) months.

6. [If applicable - when Lenders not purchasing Bankers' Acceptances] We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a

Confirmation Regarding Self-Marketed Bankers' Acceptances substantially in the form of Schedule C to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Drawdown Date. The term of each such Bankers' Acceptance shall be for a period of _____ months.

7. [If applicable - when Lenders are purchasing Bankers' Acceptance] Please forward the funding particulars with respect to such Bankers' Acceptances on the Drawdown Date. The term of each such Bankers' Acceptance shall be for a period of ______ months.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule C to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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CONFIRMATION REGARDING SELF-MARKETED BANKERS' ACCEPTANCES

Date:

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $800,000,000 Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower, a syndicate of Lenders and Royal Bank of Canada, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.5 of the Credit Agreement, we confirm our instructions regarding the issuance under the Credit Facility of the following Bankers' Acceptances for value ____________________, ___

Each should be dated so as to mature on ____________________, _____, resulting in a term of ______ months.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

<u>Exhibit 1 to Confirmation of Self-Marketed Bankers' Acceptances</u>

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS

Date:

Further to the Notice of Borrowing dated ________, we hereby confirm the following including details of Bankers' Acceptances for the period __________ to ______________.

Name of Lender	[•]	[•]	[•]
Amount			
Yield (ie. discount rate)			
Discounted Proceeds			
Acceptance Fee			
Net Proceeds			
Name/Location of Purchaser			
Split			

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Note: If any Non-Acceptance Lenders include particulars of BA Equivalent Advance.

Schedule D to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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NOTICE OF CONVERSION

Date: ________________

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $800,000,000 Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower, a syndicate of Lenders and Royal Bank of Canada, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.9 of the Credit Agreement.

Please convert [Cdn. $ or U.S. $] ____________ outstanding by way of __________________ [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances and, if applicable, BA Equivalent Advances] into a ________ [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances and, if applicable, BA Equivalent Advances] on the ______ day of ____________.

[If applicable] The Libor Interest Period for the Libor Loan is ____ months.

[If applicable] The term of each such Bankers' Acceptance shall be for a period of ________ months.

[If applicable - when Lenders are not purchasing the Bankers' Acceptances] We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a Confirmation Regarding Self-Marketed Bankers' Acceptances substantially in the form of Schedule C to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Conversion Date.

[If Applicable - when Lenders are purchasing the Bankers' Acceptances] Please forward the funding particulars with respect to such Bankers' Acceptances on the Conversion Date.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule E to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA, as Agent

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NOTICE OF ROLLOVER

Date: ____________________

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $800,000,000 Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower, a syndicate of Lenders and Royal Bank of Canada, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of [Bankers' Acceptances/a Libor Loan] pursuant to Section 3.10 of the Credit Agreement.

We have outstanding [Cdn. $________ by way of Bankers' Acceptances/U.S. $ ___________ by way of Libor Loan]. The [Bankers' Acceptances mature on _____________/Libor Interest Period in respect of such Libor Loan expires on _______] Please rollover such [Bankers' Acceptances/Libor Loan] such that the subsequent [term of each such Bankers' Acceptances shall be ____ days maturing on _____/Libor Interest Period is _____ months.]

[If applicable] The term of each such Bankers' Acceptance shall be for a period of _______ months.

[If applicable - when Lenders are not purchasing the Bankers' Acceptances] We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a Confirmation Regarding Self Marketed Bankers' Acceptances substantially in the form of Schedule C to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Conversion Date.

[If applicable - when lenders are purchasing the Bankers' Acceptances] Please forward the funding particulars with respect to such Bankers' Acceptances on the Conversion Date.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule F to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA, as Agent

COMPLIANCE CERTIFICATE

I, ________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1. I am the [insert title of senior officer] of Canadian Oil Sands Limited (the "**Borrower**");

2. This Certificate applies to the Fiscal [Quarter/Year] ending ___________;

3. I am familiar with and have examined the provisions of the Cdn. $800,000,000 credit agreement (as amended from time to time the "**Credit Agreement**") dated as of April 27, 2005 between the Borrower, a syndicate of lenders and Royal Bank of Canada, as Agent, and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and its agents as I have deemed necessary for purposes of this Certificate;

4. Based on the foregoing, no Default or Event of Default exists and the representations and warranties contained in Sections 2.1(i), 2.1(j), , 2.1(k), , 2.1(l), 2.1(m), 2.1(n), 2.1(o), 2.1(p), 2.1(q), 2.1(r) and 2.1(v) are true and correct in all material respects[, except to the extent detailed on Appendix A attached hereto or previously disclosed to the Agent in writing];

5. As at the end of the Fiscal [Quarter/Year] ending _________, the Consolidated Debt was Cdn. $_________ and the Total Capitalization was Cdn. $____________ and the percentage which Consolidated Debt was of Total Capitalization which is not to exceed [**60%**], was [•]% and attached hereto are particulars of the manner in which such financial covenant was calculated [(including a reconciliation of GAAP in respect of changes after December 31, 2001 in the treatment of non-cash items)];

6. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

7. This Certificate is given by the undersigned officer in his/her capacity as an officer of the Borrower without any personal liability on the part of such officer.

GIVEN at the City of Calgary, in the Province of Alberta, this ___ day of ___________.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule G to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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OPINION OF BORROWER'S COUNSEL

April •, 2005

TO: Canadian Imperial Bank of Commerce
Royal Bank of Canada
The Bank of Nova Scotia
Bank of Montreal
HSBC Bank Canada
Merrill Lynch Capital Canada Inc.
Sumitomo Mitsui Banking Corporation of Canada
The Toronto-Dominion Bank
Alberta Treasury Branches
(together with such other financial institutions and other persons as may become parties to the Credit Agreement referenced below, collectively, the "**Lenders**" and, individually, a "**Lender**")

AND TO: Royal Bank of Canada, as agent of the Lenders (the "**Agent**")

AND TO: Macleod Dixon LLP

Re: Establishment of Cdn.$800,000,000 Credit Facility in favour of Canadian Oil Sands Limited (the "Borrower")

This opinion is furnished to the addressees pursuant to Section 7.1(c)(vi) of the credit agreement made as of April 27, 2005 among the Borrower, the Lenders and the Agent (the "**Credit Agreement**"). Capitalized terms used herein without express definition shall have the meanings ascribed thereto in the Credit Agreement.

We have acted as counsel on behalf of the Borrower and Canadian Oil Sands Trust (the "**Trust**") in connection with the negotiation, preparation, execution and delivery of the following (collectively, the "**Documents**" and, individually, a "**Document**"):

(a) the Credit Agreement; and

(b) the Subordination Agreement dated as of April 27, 2005 between the Agent, the Trust and the Borrower.

For the purposes of this opinion, the Borrower and the Trust are collectively referred to herein as the "**Loan Parties**" and are individually referred to as a "**Loan Party**". Further, the opinions herein respecting (i) the authorization, execution, delivery and performance of the Documents by the Trust refer to the authorization, execution, delivery and performance of the same by the trustee of the Trust (or the manager thereof on behalf of such trustee and the Trust) and (ii) the enforceability of the Documents against the Trust, shall refer to the enforceability of the Documents against the trustee thereof.

Scope of Examination and Reliance

We have examined originals or photostatic, facsimile or certified copies of the executed Documents. In addition, we have reviewed copies of each of the agreements, indentures and instruments (collectively, the "Reviewed Agreements") listed in Appendix A attached hereto.

In our examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies thereof and the authenticity of such originals. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

With respect to the opinions expressed in paragraph 1 hereof, we have, with your approval, relied solely upon a Certificate of Status dated April 26, 2005, which is being delivered to you concurrently with this opinion. With respect to the other opinions expressed herein, we have, with your approval, relied solely upon the officers' certificates of the Loan Parties as to the matters of fact set forth therein (without independent verification of such facts), which are being delivered to you concurrently with this opinion; however, we are not aware of any fact or circumstance which would disentitle us to rely on such certificates.

Except for the review of the Reviewed Agreements, we have not conducted or caused to be conducted any searches, enquiries, investigations or reviews relating to any agreement, instrument, judgment, rule, regulation, order, Security Interest or third party interest to which any Loan Party is subject or by which any Loan Party's property, assets, undertakings, rights or interests are or may be bound or any litigation or governmental or regulatory proceedings commenced, pending or threatened against or affecting any Loan Party or any Loan Party's property, assets, undertakings, rights or interests.

Opinion

Based upon the foregoing and subject to the assumptions, qualifications, limitations and reservations hereinafter contained, we are of the opinion that:

1. The Borrower is a corporation validly subsisting under the laws of the Province of Alberta.

2. The Trust is a trust existing under the laws of the Province of Alberta.

3. The Borrower has the corporate power and capacity to enter into the Documents to which it is a party and to perform its obligations thereunder and all necessary corporate action

required under applicable law has been taken by it to authorize the execution and delivery of such Documents by it and the performance of its respective obligations thereunder.

4. The trustee of the Trust (or the manager thereof on behalf of such trustee) has the power and capacity to enter into the Documents to which the Trust is a party and to perform its obligations thereunder. All necessary action required under applicable law and the Trust Indenture, has been taken to authorize the execution and delivery by the Borrower in its capacity as manager of the Trust of the Documents to which the Trust is a party and the performance of the Trust's obligations thereunder.

5. Each of the Documents to which a Loan Party is a party has been duly executed and delivered by such Loan Party.

6. Each of the Documents constitutes a legal, valid and binding obligation of each of the Loan Parties which is a party thereto, enforceable against each such Loan Party in accordance with its respective terms.

7. The execution, delivery, observance and performance of the Documents by the Loan Parties do not:

   (a) in the case of the Borrower, contravene, or result in a breach of, or exceed the limitations in the articles or by-laws of the Borrower;

   (b) in the case of the Trust, contravene, or result in a breach of, or exceed the limitations in the Trust Indenture;

   (c) contravene or result in a breach of or a default under the terms, conditions or provisions of any Reviewed Agreement; or

   (d) contravene any applicable law of the Province of Alberta or Canada.

8. No consent, licence, approval or authorization of, or exemption from, or filing, registration, recording, notarization, declaration or qualification with any governmental or regulatory authority, commission, board or agency is required under the laws of the Province of Alberta or Canada in connection with the authorization, execution or delivery of the Documents by the Loan Parties or the performance of the terms thereof by such Loan Parties or the consummation of the transactions contemplated thereby by such Loan Parties or to ensure the validity or enforceability thereof as against such Loan Parties.

Qualifications

Our opinions with respect to the matters referred to above are subject to the following assumptions, qualifications, limitations and reservations:

   (a) the enforceability of the Documents is subject to and may be limited by:

(i) any applicable bankruptcy, insolvency, winding-up, arrangement, liquidation, reorganization, moratorium, fraudulent preference, or other laws affecting creditors' rights generally;

(ii) applicable laws regarding limitations of actions;

(iii) general principles of equity which may apply to any proceeding in equity or at law;

(iv) the powers of a court to stay proceedings before it, to stay the execution of judgment, and to grant relief from forfeiture;

(v) the discretion which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear such action;

(vi) limitations upon the right of a creditor to receive immediate payment of amounts stated to be payable on demand or acceleration; and

(vii) limitations upon the right of a party to the Documents to enforce such document on the basis of a default of a minor or non-substantive nature, such as the failure to produce a document in a timely manner;

(b) we express no opinion as to the enforceability of any provisions of the Documents which:

(i) purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations, requests or certificates will be conclusive and binding, may not be enforceable or may be limited in their application;

(ii) purport to effect waivers of the benefit or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, and provisions which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(iii) purport to relieve a person from a duty or liability otherwise owed may be limited by law, or provisions requiring indemnification or reimbursement may not be enforced by a court to the extent that they relate to the failure of such person to have performed such duty or liability;

(iv) purport to sever from the Document any provision that is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the Document would be determined only in the discretion of the court;

(v) purport to render a party liable for a higher rate of interest after default than before;

(vi) purport to apply notwithstanding non-performance by another party thereto or notwithstanding contrary provisions of applicable laws;

(vii) deem reliance on, or permit the enforcement of, representations, warranties, certificates or other factual information, by a person having notice (actual or constructive) of inaccuracies or misleading statements therein;

(viii) directly or indirectly purport to exclude unwritten variations, amendments, waivers or consents;

(ix) purport to waive rights to notice or restrict access to legal or equitable remedies or waive the benefit of legal defenses, doctrines, principles or protections which are judged by a court not to be capable of being waived, in whole or in part, based on public policy;

(x) purport to bind or affect, or confer a benefit upon, persons which are not party to the applicable Documents other than by or through an agent or trustee which is a party thereto; or

(xi) provide that delay or failure by a party to exercise any right, remedy or option will not operate as a waiver thereof;

(c) the provisions of the *Judgment Interest Act* (Alberta) may limit interest on a judgment debt to a rate less than the rate provided for contractually;

(d) determinations or demands made by a person in the exercise of a discretion purported to be given to it may be unenforceable if made in unreasonable or arbitrary fashion;

(e) the ability to recover a claim for certain costs or expenses may be restricted by a court to a reasonable amount and legal fees are subject to taxation;

(f) the *Currency Act* (Canada), in effect, precludes a court in Canada from giving judgment in any currency other than the lawful money of Canada;

(g) we have assumed (i) the corporate existence of the trustee of the Trust, (ii) the due authorization, execution and delivery by such trustee of the Trust Indenture and that the same are within the power, capacity and authority thereof, and (iii) that the Trust Indenture constitutes legal, valid and binding obligations of such trustee, enforceable against such trustee in accordance with its terms;

(h) we have assumed that the Documents (i) have been duly authorized, executed and delivered and are within the power, capacity and authority of the parties thereto other than the Loan Parties and (ii) constitute legal, valid and binding obligations of the parties thereto other than the Loan Parties, enforceable against such parties in accordance with their respective terms;

(i) several of the Reviewed Agreements provide that they are governed by other than the laws of the Province of Alberta and the federal laws of Canada applicable therein; accordingly, for the purposes hereof we have assumed that such Reviewed Agreements are governed by the laws of the Province of Alberta and the laws of Canada applicable therein;

(j) with respect to our opinion in paragraph 7(c) we express no opinion as to whether borrowings under the Credit Agreement from time to time will contravene or result in a breach of or a default under any financial covenants or tests contained in any of the Reviewed Agreements; and

(k) our opinion is limited to matters governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

Effective Date and Reliance

This opinion is effective as of the date hereof, relates exclusively to the present transactions contemplated in the Credit Agreement and may not be relied upon by any other person other than the addressees (and permitted assignees and participants of the Lenders and successor Agents in accordance with the Credit Agreement) or for any other purpose without our express prior written consent.

Yours very truly

APPENDIX A

1. Indenture dated as of April 1, 1997 between Athabasca Oil Sands Investments Inc., as issuer, and The Bank of New York, as trustee, relating to the issuance of 8.20% Notes due 2027 initially issued in the aggregate principal amount of US $75,000,000 (as amended, supplemented or restated to the date hereof).

2. Indenture dated as of May 20, 1997 between Canadian Oil Sands Investments Inc., as issuer, and The Bank of New York, as trustee, relating to the issuance of 7.625% Senior Notes due 2007 initially issued in an aggregate principal amount of US $70,000,000 (as amended, supplemented or restated to the date hereof).

3. Indenture dated as of August 24, 2001 between Canadian Oil Sands Limited, as issuer, Canadian Oil Sands Trust, as guarantor, Canadian Oil Sands Investments Inc., as guarantor, Athabasca Oil Sands Investments Inc., as guarantor, The Bank of New York, as Trustee, relating to the issuance of 7.9% Senior Notes due 2021 initially issued in an aggregate principal amount of US $250,000,000 (as amended, supplemented or restated to the date hereof).

4. Amended and Restated Credit Agreement dated as of March 26, 2003 between the Borrower and the Royal Bank of Canada, as lender relating to the Cdn. $20,000,000 extendible revolving term credit facility (as amended or restated to the date hereof) which agreement is concurrently being replaced with an amended and restated credit facility agreement dated as of April 27, 2005 in the increased amount of $40,000,000.

5. Indenture dated as of April 2, 2003 between Canadian Oil Sands Limited, as issuer, and Computershare Trust Company of Canada, as trustee, relating to the issuance of Medium Term Notes (as amended, supplemented or restated to the date hereof).

6. Indenture dated as of August 6, 2003 between Canadian Oil Sands Limited, as issuer, and The Bank of New York, as trustee, relating to the issuance of 5.8% Senior Notes due 2013 initially issued in the aggregate principal amount of US $300,000,000 (as amended, supplemented or restated to the date hereof).

7. Indenture dated as of August 9, 2004 between Canadian Oil Sands Limited, as issuer, and The Bank of New York, as trustee, relating to the issuance of 4.8% Senior Notes due 2009 initially issued in the aggregate principal amount of US $250,000,000 (as amended, supplemented or restated to the date hereof).

Schedule H to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA, as Agent

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LENDER TRANSFER AGREEMENT

TO: Canadian Oil Sands Limited (the "**Borrower**")

AND TO: Royal Bank of Canada (the "**Agent**")

RE: Credit Agreement ("**Credit Agreement**") made as of April 27, 2005 between the Borrower, the Agent and a syndicate of Lenders

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. [name of new lender] (the "**Assignee**") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee desires to become a Lender under the Credit Agreement; [name of selling Lender] (the "**Assignor**") has agreed to and does hereby sell, assign and transfer to the Assignee [Cdn. $____________] of the Commitment of the Assignor such that following such transfer the Commitment of the Assignee shall be [Cdn. $______________], and the Commitment of the Assignor shall be [Cdn. $______________] and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitment identified in paragraph 2 of this Lender Transfer Agreement.

4. The Assignee agrees to assume and hereby does assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent; provided that if any Bankers' Acceptances accepted by the Assignor remain outstanding on such date, such Bankers' Acceptances shall remain the liability and obligation of the Assignor and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Bankers' Acceptances (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances (other than losses or costs which arise out of the gross negligence

or wilful misconduct of the Assignor) and shall be entitled to a proportionate amount of the fees paid in respect of such Bankers' Acceptances as agreed between the Assignor and the Assignee.

5. The Assignee acknowledges and confirms that it has not relied upon, and that the Assignor or the Agent or any of their respective directors, officers, employees or agents have not made, any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

6. The Assignee represents and warrants that it **[is/is not]** a non-resident within the meaning of the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

7. Each of the Assignor and the Assignee represents and warrants to the other, and to the Borrower, the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken and this Lender Transfer Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

8. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

9. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

   [•]
   [•]

   Attention: [•]
   Telecopier: [•]

10. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns and may be executed in any number of counterparts.

DATED this ____ day of ________, ____.

[Name of Assignee]

Per: ______________________________

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the Assignee hereby.

____

[Name of Assignor]

Per: ______________________________

Each of the Agent and Canadian Oil Sands Limited hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 2 of the Lender Transfer Agreement.

ROYAL BANK OF CANADA, as Agent

Per: ______________________________

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Schedule I to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

POWER OF ATTORNEY TERMS - BANKERS' ACCEPTANCES

In order to facilitate the acceptance of Bankers' Acceptances pursuant to the terms of the Credit Agreement, Canadian Oil Sands Limited (the "**Borrower**") hereby appoints each Lender (individually, the "**Bank**"), acting by its duly authorized signatories (the "**Attorney**") for the time being at the Bank's main branch in Toronto, Ontario or at such other branch in Canada designated by such Bank (the "**Branch of Account**"), the attorney of the Borrower:

1. to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form ("**Drafts**") which may be "depository bills" under and as defined in the *Depository Bills and Notes Act* (the "**DBNA**") drawn on the Bank payable to the order of the Borrower or to the order of the Bank or to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank; and

2. to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount and/or deposit by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated by the Agent to the Bank in writing at the Branch of Account following delivery by the Borrower of a notice in respect of a Drawdown, Conversion or Rollover pursuant to the Credit Agreement and shall specify the following information:

(a) a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Drawdown, Conversion or Rollover;

(b) a specified period of time, as provided in the Credit Agreement, which shall be the number of days after the date of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(c) payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts are to be credited.

The communication in writing by the Borrower to the Agent of the instructions referred to above, which (in turn) are communicated to the Bank by the Agent, shall constitute the authorization and instruction of the Borrower to the Bank to complete, execute and, if applicable, endorse

Drafts in accordance with such information as set out above and the request of the Borrower to the Bank to accept such Drafts and deliver the same, or deposit the same with a "clearing house" under the DBNA, against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement. The Bank shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with a "clearing house" under the DBNA; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Business Days' written notice served upon the Bank at the Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this power of attorney and the Credit Agreement, the Credit Agreement shall prevail.

This power of attorney shall apply to the completion and execution of promissory notes in respect of any BA Equivalent Advance made by any Non-Acceptance Lender and shall be modified and interpreted in order to give effect thereto.

Schedule J to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

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FORM OF AFFILIATE GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of •, 200__ by •, a [corporation/partnership/trust] subsisting under the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

Recitals

1. The Guarantee Beneficiaries have agreed to enter into the Credit Agreement with Canadian Oil Sands Limited (the "**Borrower**") on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to Borrower;

NOW THEREFORE the Guarantor agrees with the Guarantee Beneficiaries as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Credit Agreement**" means the Credit Agreement dated as of April 27, 2005 among Canadian Oil Sands Limited as borrower, a syndicate of lenders and Royal Bank of Canada as Agent and as amended, modified, supplemented or restated from time to time.

"**Guarantee Beneficiaries**" means Royal Bank of Canada, for itself and as agent and on behalf of the Lenders from time to time.

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement and the other Loan Documents and including all Borrowings and all other Liabilities of the Borrower under the Loan Documents, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

(c) [If Applicable] Reference herein to actions and steps by, representations and warranties and confirmations of, and the performance hereof by, the Guarantor shall (as the context requires) be and be deemed to be to the trustee (including the manager on behalf of the trustee) of the Guarantor from time to time (in such capacity).

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment, discharge and full performance of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid and performed strictly in accordance with the terms of the Credit Agreement

or any other Loan Document, whether the same become due on maturity, by mandatory prepayment, by demand, acceleration or otherwise. The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any other persons have executed or shall execute this Guarantee or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Borrower's Identity

This Guarantee is to extend to the Guaranteed Obligations notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders, directorate, organization or management of the Borrower (as applicable), and notwithstanding any reorganization of the Borrower or the merger or amalgamation of the Borrower with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's business in whole or in part to another or others, or the surrender, forfeiture or termination of its articles or charter, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise, and in the event of the failure of the Guarantor to do so, it hereby irrevocably appoints any Guarantee Beneficiary the attorney and agent of the Guarantor to make, execute and deliver such written acknowledgements or other instruments as may from time to time become necessary or advisable to fully maintain and keep in force the liability of the Guarantor hereunder.

3.6 Guarantor to Pay; Interest; Currency

(a) Upon the occurrence and during the continuance of an Event of Default, the Guarantor shall, on demand by the Guarantee Beneficiaries, forthwith pay to the Guarantee Beneficiaries any amount in default (including any accelerated obligations), and perform any obligations in respect of which the Borrower is then in default.

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section 3.6, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement or any other Loan Document in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way their present or future method of dealing with the Borrower, or with any persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or to pursue any rights or remedies they may have against the Borrower or any other Persons, or to make any demand on or present any note to the Borrower or any other Person, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any of their directors, officers, agents or partners (as applicable) acting or purporting to act on their behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to form part of the

Guaranteed Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any of its directors, officers, agents or partners (as applicable), and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or its directors, officers, agents or partners (as applicable).

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default, all indebtedness and liabilities, present and future, of the Borrower to the Guarantor, together with each and every security therefor, are hereby postponed to all present and future indebtedness and liabilities of the Borrower to the Guarantee Beneficiaries, and during the existence of an Event of Default all monies received from the Borrower or for the account of the Borrower by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and forthwith upon receipt paid over to the Guarantee Beneficiaries until the Borrower's indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full.

3.12 Subrogation; No Competition with Guarantee Beneficiaries

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or claim or exercise any right of set-off against the Borrower or any other guarantor thereof, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and shall forthwith be paid to the Guarantee Beneficiaries to be credited and applied to the Guaranteed Obligations, whether matured or unmatured.

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, on request by the Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect

of any indebtedness of the Borrower to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the person or persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries or their nominee the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Appropriation

During the existence of an Event of Default (or prior to an Event of Default if no appropriation is made by the Guarantor at the time of payment), the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) to appropriate any payment made or monies received to any portion of the Guaranteed Obligations whether then due or to become due, and from time to time to revoke or alter any such appropriation, all as the Guarantee Beneficiaries see fit.

3.15 Preservation of Rights

Until all amounts which may be or become payable by any and all guarantors under or in connection with the Credit Agreement or any other Loan Document have been irrevocably paid and discharged in full (whether by the Borrower, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement or any other Loan Document, or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations or the Credit Agreement or any other Loan Document, including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to, the Borrower or any other person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement or any other Loan Document or the Guaranteed Obligations or other obligations of the Borrower in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement or any other Loan Document or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding-up, compromise, arrangement or other proceeding relating to the Borrower or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Credit Agreement or any other Loan Document or any impossibility, impracticability, frustration, illegality, fraud, forgery, force majeure, act of government or change in applicable laws, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement or any other Loan Document;

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's obligations under the Credit Agreement or any other Loan Document, including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance.

4.2 Security from the Borrower

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to obtain such security for the Guaranteed Obligations or any part thereof as they may deem proper, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower or others to deal with the property covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from perfecting or registering, or from continuing any perfection or registration of, or from taking advantage of, any security or the provisions of any Applicable Laws relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver the security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower and otherwise deal, in the broadest sense of that word, with the Borrower and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however defined) under the Credit Agreement or any other Loan Document, any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material), (ii) any release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower or any other Person, (iv) any new agreement between any Guarantee Beneficiary, the Borrower or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS OF GUARANTOR

5.1 Representations

The Guarantor represents and warrants to the Guarantee Beneficiaries that it has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Borrower and the Guarantor are mutually dependent on each other in the conduct of their respective businesses and are and do business together as an integrated business enterprise. The maintenance and improvement of the Borrower's financial condition is vital to sustaining the business of the Guarantor and the transactions supported and secured by this Guarantee produce distinct and identifiable financial and economic direct benefits to the Guarantor. The Guarantor has had full and complete access

to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower, on a continuing basis, information concerning the Borrower's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information.

ARTICLE 6
WITHHOLDING TAXES

6.1 Payment Net of Withholding Taxes

The Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without withholding any Taxes. Subject to Section 6.3 of the Credit Agreement, if the Guarantor is required by Applicable Laws to make any deduction or withholding on account of Taxes from or in respect of any amounts payable under this Guarantee (i) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 6.1) the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions or withholdings been made, (ii) the Guarantor will make such deductions or withholdings and (iii) the Guarantor will pay the full amount deducted or withheld to the relevant taxing authority or other Governmental Authority in accordance with Applicable Laws.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at 1% per annum over the Prime Rate, calculated from the date any such demand is made by the Guarantee Beneficiaries to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations when due and payable hereunder, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof, in the absence of manifest error. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, and shall bear interest at 1% per annum over the Prime Rate calculated from the date any such demand is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

•
c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: General Counsel and Corporate Secretary
Fax No.: [redacted]

To the Guarantee Beneficiaries:

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section 8.1. Any notice, communication or demand made or given by

personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with this Guarantee and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

(c) The Guarantor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

8.3 Payment on Stay

If:

(a) the Borrower is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Judgment Currency

If, for the purposes of obtaining or enforcing judgment against the Guarantor in any court, or for any other related purpose hereunder, it is necessary to convert an amount due under this Guarantee in the currency in which it is due (the "**Original Currency**") into another currency (the "**Second Currency**"), the rate of exchange applicable shall be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase the Original Currency with

the Second Currency and includes any premium and costs of exchange payable in connection with such purchase. The Guarantor agrees that its obligation in respect of any Original Currency due from it shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the payee may purchase in the market the Original Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the Guarantor agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Guarantee, and shall constitute in favour of the Guarantee Beneficiaries a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and the Guarantor agrees, notwithstanding any such payment or judgment, to indemnify the Guarantee Beneficiaries against any such loss or deficiency.

8.5 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by Applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.6 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement or any other Loan Document.

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and assigns.

8.7 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.8 Whole Agreement

This Guarantee (and the other Loan Documents, to the extent relevant hereto) constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.9 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries only if the Guarantee Beneficiaries so agree in writing. Any waiver or consent by the Guarantee Beneficiaries under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.10 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.11 Time of the Essence

Time shall be of the essence of this Guarantee.

8.12 Separate Action

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower is joined therein or a separate action is brought against the Borrower or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.13 Waiver and Acknowledgement

(a) The Guarantor hereby expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling all assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever (other than the demands required hereby, including pursuant to Section 3.6(a)); and

(v) all diligence in collection or protection of or realization upon the Guaranteed Obligations or any thereof.

(b) The Guarantor acknowledges the terms of the Credit Agreement and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

[If Applicable] 8.14 Acknowledgement Regarding Capacity of Guarantor

The parties hereto acknowledge that the Trustee or Borrower, as applicable, is entering into this agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Guarantor and the obligations of the Trust hereunder shall not be personally binding upon any of the Trustee, the Borrower or any of the Unitholders of the Fund and that any recourse against the Guarantor, the Trustee or the Borrower in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising hereunder or arising in connection herewith or from the matters to which this Guarantee relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund. For the purposes of this Section 8.14, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the Trust Indenture, as the same may be amended.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

•

By: ______________________________
Name: •
Title: •

By: ______________________________
Name: •
Title: •

CONSENT OF SHAREHOLDER

[If Applicable] The undersigned, in its capacity as the sole shareholder of the Guarantor, hereby consents to the above Guarantee.

•

By: ______________________________
Name: •
Title: •

Schedule K to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

SUBORDINATION AGREEMENT

This Subordination Agreement dated as of •, 200____ is made among Royal Bank of Canada, a Canadian chartered bank with an office in Calgary, Alberta in its capacities described in Section 6.14 hereof (the "**Agent**"), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada with an office in Calgary, Alberta in its capacity as trustee (the "**Trustee**") of Canadian Oil Sands Trust (the "**Trust**"), by its manager Canadian Oil Sands Limited, Canadian Oil Sands Limited, a corporation under the laws of Alberta and having its principal place of business in Calgary, Alberta (the "**Borrower**") and the Material Subsidiaries party hereto from time to time.

RECITALS:

A. The Lenders have made or agreed to make loans or advances and otherwise extend credit to the Borrower pursuant to the terms of the Credit Agreement.

B. The Debtors may from time to time make or be obligated to make Loan Payments, Royalty Payments or Capital Distributions to the Subordinate Creditors.

C. It is a condition of the Lenders' obligation to make loans and advances under the Credit Agreement and provide Swaps from time to time that the Subordinate Creditors subordinate their rights against the Borrower in accordance with the terms of this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, terms and expressions defined in the Credit Agreement shall have those meanings when used herein (unless otherwise defined herein), and in addition:

"**Capital Distribution**" means:

(a) any dividends, partnership or trust distributions or other capital distributions made by any Debtor, or

(b) any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of any Debtor;

"**Credit Agreement**" means the credit agreement dated as of April 27, 2005 between the Borrower, the lenders from time to time thereunder and Royal Bank of Canada, as Agent, as amended, modified, supplemented or restated from time to time;

"**Debtors**" means the Borrower and its Subsidiaries;

"**Default**" means (i) any Default or Event of Default or (ii) any event or circumstance which constitutes a default or event of default in respect of any Swap entered into by the Borrower with a counterparty who is a Lender;

"**Indebtedness**" means the Superior Debt and the Subordinate Debt;

"**Lenders**" means (a) the lenders under the Credit Agreement, (b) any lender under any Operating Credit Facility and (c) any counterparty under any Swap with a Debtor if such counterparty or its Affiliate was a lender under the Credit Agreement at the time such Swap was entered into;

"**Loan Documents**" means (a) the "Loan Documents" under and as defined in the Credit Agreement and (b) any agreement or document evidencing or entered into by the Borrower in respect of any Operating Credit Facility or Swap between a Debtor and a Lender;

"**Loan Payments**" means any payment by a Debtor of or on account of indebtedness for borrowed money owing to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party hereto pursuant to Section 8.1(q) of the Credit Agreement (whether made, paid or satisfied in or for cash, property or both);

"**Operating Credit Facility**" means any operating credit facility (including any letter of credit facility) made available to a Debtor by a lender which was also a lender under the Credit Agreement at the time such operating credit facility was entered into and specifically includes (a) the operating credit facility established by the amended and restated credit agreement dated as of April 27, 2005 between the Borrower and Royal Bank of Canada and (b) the letter of credit facility established by the letter agreement dated as of April 27, 2005 between the Borrower and Canadian Imperial Bank of Commerce;

"**Parties**" means the parties to this Agreement;

"**Royalty Payments**" means any payment by a Debtor of the Trust Royalties (whether made, paid or satisfied in or for cash, property or both);

"**Subordinate Creditors**" means (i) the Trust including any assignee of or successor interest to the Trust and (ii) any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party hereto pursuant to Section 8.1(q) of the Credit Agreement;

"**Subordinate Debt**" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Subordinate Creditor howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and

thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all obligations, liabilities and indebtedness to pay or effect a Loan Payment, a Royalty Payment or a Capital Distribution and all expenses paid or incurred by a Subordinate Creditor in endeavouring to collect any Subordinate Debt;

"Subordinate Rights" means all rights, remedies and powers of the Subordinate Creditors pursuant to any agreement evidencing any Subordinate Debt or otherwise available to any Subordinate Creditor pursuant to Applicable Law to enforce payment and performance of the Subordinate Debt; and

"Superior Debt" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Lenders pursuant to the Loan Documents, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all expenses paid or incurred by the Agent or the Lenders in endeavouring to collect or realize upon the foregoing.

1.2 References

Unless something in the subject matter or context is inconsistent herewith, all references to Sections and Articles are to Sections and Articles of this Agreement. The words "hereto", "hereof", "hereunder" and similar expressions mean and refer to this Agreement. In this Agreement, the singular includes the plural and vice versa; a reference to gender includes the masculine, feminine and neuter; where a term or expression is defined, derivations thereof have a corresponding meaning; and references to any agreement, contract, document, licence or other instrument shall mean and refer to such agreement, contract, document, licence or other instrument as amended, modified, replaced, restated, extended, renewed or supplemented from time to time.

ARTICLE 2
SUBORDINATION, POSTPONEMENT AND PRIORITY

2.1 General

Notwithstanding the terms of the agreements giving rise to the Indebtedness or Subordinate Rights, the time of default under or the dates of any advances of the Indebtedness, the Parties agree that all and any of their rights in respect of the Indebtedness and the Subordinate Rights shall be governed by the terms of this Agreement.

2.2 Subordination

So long as any Superior Debt is outstanding and until the Superior Debt shall have been paid, performed and indefeasibly satisfied in full:

(a) upon a Subordinate Creditor receiving notice from the Agent of the occurrence of a Default and for so long as such Default is subsisting (a Subordinate Creditor receiving notice of or being aware of such occurrence is hereinafter referred to as a "**Notified Creditor**"):

(i) the payment of all Subordinate Debt is postponed and subordinated to the indefeasible payment and performance in full and final satisfaction of all Superior Debt and the Notified Creditor will not directly or indirectly, accept from the Debtor, in any manner, directly or indirectly, payment of, or consideration for the reduction of, the whole or any part of the Subordinate Debt and if any such payment is received or made on the Subordinate Debt, the Notified Creditor will hold such payment in trust for the benefit of, and shall promptly pay over such payment in the form received (duly endorsed, if necessary, to the Agent) to the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment; and

(ii) until the Superior Debt shall have been paid, performed and indefeasibly satisfied in full, the Notified Creditor shall not realize upon or otherwise exercise any Subordinate Rights or commence, or join with any other creditor in commencing, any enforcement, receivership, bankruptcy, moratorium, reorganization, readjustment of debt, adjustment of debt, reorganization, compromise, arrangement or any dissolution, receivership, liquidation or insolvency proceedings with respect to any Debtor;

(b) the Subordinate Creditors shall not dispute or contest in any manner the validity or enforceability or priority (in the circumstances herein contemplated) of any of the Superior Debt over the Subordinate Debt and the Subordinate Rights; and

(c) the Subordinate Creditors shall not take any collateral security for any of the Subordinate Debt.

2.3 Distribution to Creditors

Upon any distribution of assets of any Debtor to its creditors upon any dissolution, winding-up, total or partial liquidation, readjustment of debt, reorganization, compromise, adjustment of debt, arrangement with creditors, or similar proceedings of any Debtor or its property, or in any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of any Debtor, or other proceedings, or in the event of any bulk sale of any of its assets within the bulk transfer provisions of any Applicable Law, or proceedings in relation to any of the foregoing, whether any of the foregoing is voluntary or involuntary, partial or complete:

(a) all of the Superior Debt shall first be indefeasibly paid and performed in full and satisfied before any Subordinate Creditor shall be entitled to receive or retain any payment or distribution of Subordinate Debt from any Debtor or any receiver,

trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution or in respect of such proceedings or under or in respect of any of the Subordinate Rights;

(b) each of the Subordinate Creditors irrevocably authorizes the Agent to file on behalf of such Subordinate Creditor any and all claims, proofs of debt, petitions, consents, and other documents in respect of such proceedings or under or in respect of any of the Subordinate Debt and the Subordinate Rights, provided that the Subordinate Creditors shall be entitled to make such filings if the Agent fails to do so in a timely manner; and

(c) any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, to which the Subordinate Creditors would be entitled in respect of the Subordinate Debt or the Subordinate Rights, shall be paid by such Debtor or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, directly to the Agent for the benefit of the applicable Lenders to the extent necessary to satisfy and indefeasibly pay in full all the Superior Debt before any payment or distribution is made to the Subordinate Creditors or any representative thereof subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.4 Trust

Notwithstanding Section 2.3, if upon any such dissolution, winding-up, liquidation, readjustment, reorganization, compromise, adjustment of debt, arrangement with creditors or similar proceeding in respect of any Debtor (including any acts or proceedings related to the Subordinate Rights), any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, shall be received by the Subordinate Creditors or any representative thereof before all the Superior Debt is indefeasibly paid and performed in full and satisfied, the Subordinate Creditors will hold such payment or distribution in trust for the benefit of, and shall promptly pay such payment or distribution over in the form received (duly endorsed, if necessary, to the Agent) to, the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.5 Marking Books

The Subordinate Creditors and the Debtors will mark their books and records relating to the Subordinate Debt and the agreements giving rise to the Subordinate Rights so as to clearly indicate that the Subordinate Debt and Subordinate Rights are subordinated in accordance with the terms of this Agreement and will cause to be clearly inserted on any promissory note or other instrument which at any time evidences or creates any of the Subordinate Debt or Subordinate Rights a statement to the effect that the payment of the Subordinate Debt and the Subordinate Rights are subordinated in accordance with the terms of this Agreement.

2.6 Application of Proceeds

All payments and distributions received by the Subordinate Creditors in respect of the Subordinate Debt or Subordinate Rights, to the extent received in or converted into cash and paid over to the Agent hereunder for the benefit of the applicable Lenders, may be applied by the Agent first to the payment of any and all expenses (including legal fees and expenses on the basis of a full indemnity) paid or incurred by the Agent in enforcing the provisions hereof or in endeavouring to collect or realize upon any of the Superior Debt, and any balance thereof shall, solely as between the Subordinate Creditors and the applicable Lenders, be applied by the applicable Lenders to the payment of the Superior Debt until indefeasibly paid in full and satisfied in such order of application as the applicable Lenders may from time to time select; and, notwithstanding any such payments or distributions received by the applicable Lenders in respect of the Subordinate Debt or Subordinate Rights and so applied by the applicable Lenders toward the payment of the Superior Debt, the Subordinate Creditors shall be subrogated, without recourse, representation and warranty to the then existing rights of the applicable Lenders, if any, in respect of the Superior Debt subject to the provisions of Section 2.7.

2.7 Restriction on Subrogation

No Subordinate Creditor shall exercise any rights which it may acquire by way of subrogation or contribution under this Agreement until this Agreement has ceased to be effective in accordance with Section 5.1. If any amount is paid to any Subordinate Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 5.1, such amount shall be held in trust by such Subordinate Creditor for the benefit of the Lenders and shall be promptly paid to the Agent for the benefit of the Lenders.

ARTICLE 3
ACKNOWLEDGEMENTS OF SUBORDINATE CREDITORS

3.1 Absolute Obligations

This Agreement shall remain in full force and effect and the obligations of the Subordinate Creditors hereunder shall be absolute and unconditional irrespective of:

(a) any change in the time, manner or place of payment of, or in any other term of, any of the Superior Debt, the Loan Documents, or any other amendment or waiver of or any consent to departure from any of the Superior Debt or the Loan Documents;

(b) any release or amendment or waiver of or consent to departure from any undertaking of any person respecting any of the Superior Debt or the Loan Documents;

(c) any merger, consolidation or amalgamation of the Agent, any Lender or any Subordinate Creditor into or with any other Person or any other change of its identity or capacity;

(d) any (i) liquidation, winding-up, bankruptcy, dissolution, compromise, proposal, arrangement, plan of reorganization or other event or proceeding relating to, or which might affect the existence, obligations, creditors, assets, business or affairs of, (ii) change or changes in the name of, or (iii) amalgamation, consolidation, merger or reorganization of any kind of, or with respect to, any Debtor;

(e) any change in Applicable Law or any defence, claim or right of any Party which would effect a result contrary to the terms in this Agreement; or

(f) any impossibility or impracticality of performance or *force majeure*, any act of any Governmental Authority, or any other circumstance which might constitute a defence available to, or a discharge of, the Borrower in respect of the Superior Debt or the Loan Documents.

3.2 Dealings by Lenders

Notwithstanding anything in this Agreement, each of the Subordinate Creditors acknowledges that the Lenders shall be entitled to:

(a) lend monies or otherwise extend credit or accommodations to any Debtor as part of the Superior Debt;

(b) agree to any change in, amendment to, waiver of, or departure from, any term of any Loan Document including, without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of any Debtor under any such documents;

(c) take any Security Interests from any Debtor;

(d) grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any Debtor in respect of Superior Debt;

(e) waive timely and strict compliance with or refrain from exercising any rights under or relating to any Superior Debt;

(f) accept or make any compositions, arrangements, plans of reorganization or compromises with any Debtor as the Lenders (or any of them) may deem appropriate in connection with any Superior Debt;

(g) change, whether by addition, substitution, removal, succession, assignment, grant of participation, transfer or otherwise, any of the Lenders, including the Agent;

(h) acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any Security Interests relating to any Superior Debt, or allow the Debtors or any other Person to deal with any property which is subject to such Security Interests, all as the Lenders may deem appropriate; and/or

(i) abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any Security Interests for any Superior Debt; and no loss in respect of any of the Security Interests received or held for and on behalf of the Lenders, whether occasioned by fault, omission or negligence of any kind, whether of the Lenders or otherwise, shall in any way limit or impair the liability of the Subordinate Creditors or the rights of the Lenders under this Agreement;

all of which may be done without notice to or consent of the Subordinate Creditors and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinate Creditors hereunder or any rights of the Lenders hereunder.

3.3 Subordinate Debt Default

Each Subordinate Creditor shall promptly give the Agent and all other Subordinate Creditors notice of the occurrence of a default or event of default in respect of the Subordinate Debt of which it is actually aware.

3.4 Agreement Not to Challenge

Each of the Subordinate Creditors shall not at any time challenge, dispute or contest the validity or enforceability of the Superior Debt or the Loan Documents, nor shall such Subordinate Creditor at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

3.5 Representations and Warranties

Each of the Subordinate Creditors hereby represents and warrants to the Agent and the Lenders that:

(a) it has all necessary power and authority to enter into this Agreement; and

(b) this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles.

ARTICLE 4
ACKNOWLEDGEMENT OF THE DEBTORS

4.1 Acknowledgement

Each of the Debtors hereby acknowledges and agrees that:

(a) it authorizes the Agent, the Lenders and the Subordinate Creditors to share with each other any information possessed by them relating to the Indebtedness and to payments received by the Agent, the Lenders and the Subordinate Creditors in respect thereof;

(b) this Agreement shall not modify, relieve or release it from any of its Indebtedness or performance obligations under the agreements giving rise to the Subordinate Rights;

(c) it is a party hereto solely for the purpose of providing the acknowledgements and agreements set forth herein and does not, and is not intended to, derive any benefits hereunder; and

(d) it consents to the terms of this Agreement and agrees to comply with, and to not act contrary to, the terms of this Agreement.

ARTICLE 5
TERMINATION

5.1 Termination

The provisions hereof shall in all respects be a continuing agreement and shall remain in full force and effect until the final and indefeasible payment in cash and performance in full and satisfaction of the Superior Debt and the termination of the Credit Agreement and all Swaps between a Debtor and a Lender.

5.2 Reinstatement

This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Superior Debt is rescinded, reversed, nullified, rendered void or voidable or must otherwise be restored, refunded, returned or unwound for any reason, all as though such payment had not been made or such performance had not occurred.

ARTICLE 6
MISCELLANEOUS

6.1 New Debtors

Upon the creation, acquisition or existence of (a) a Subsidiary that is or will become a debtor or payor in respect of any Subordinate Debt (a "**New Debtor**") or (b) a Subsidiary or an Excluded Trust Affiliate that is or will become a Subordinate Creditor and that is not already a party to this Agreement (a "**New Subordinate Creditor**"), the Borrower shall, to the extent required by Section 8.1(q) of the Credit Agreement and within the applicable time period contemplated thereby, cause such New Debtor or New Subordinate Creditor, as applicable, to become a party to and be bound by this Agreement by executing and delivering to the Agent an addition agreement substantially in the form of Schedule "A".

6.2 Assignments and Participations by Lenders

The Lenders may, from time to time without notice to or consent of the Subordinate Creditors, assign or transfer or grant participations in respect of any or all of the Superior Debt or any interest therein; and, notwithstanding any such assignment or transfer or grant of a participation or any subsequent assignment or transfer thereof or grant of a participation therein, the Subordinate Creditors acknowledge that such Superior Debt shall be and remain Superior Debt for the purposes hereof, and every immediate and successive assignee or transferee of, or participant in, any of the Superior Debt or of any interest therein shall, to the extent of the interest of such assignee, transferee or participant in the Superior Debt, be entitled to the full rights and benefits hereof.

6.3 Assignment by Subordinate Creditors or Debtors

Except as expressly permitted by the applicable Loan Documents, none of the Subordinated Creditors or the Debtors shall assign all or any portion of its obligations under this Agreement without the prior written consent of the Agent on behalf of the Lenders.

6.4 Accounts

The accounts and records of the Agent and the Lenders shall constitute, in the absence of manifest error, *prima facie* evidence of the Superior Debt.

6.5 Further Assurances.

Each Party agrees to execute and deliver all deeds, documents, instruments and assurances (including discharges) as may be reasonably required by another Party from time to time (but at the expense of the Borrower) to reflect or confirm the terms hereof and to provide such information regarding the Indebtedness and the Subordinate Rights as may be reasonably requested from time to time.

6.6 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

6.7 Amendments

No provision of the Agreement may be amended verbally and any such amendment may only be made by way of an instrument in writing signed by the Parties.

6.8 Notice

All notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) and shall be given to the Parties at the following addresses or at such other

address as any Party shall designate for itself and all notices shall be effective upon actual receipt:

To the Agent:

Royal Bank of Canada as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

To the Trust:

____
____
____
____

Attention: •
Telecopy: •

To the Debtors:

c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: General Counsel and Corporate Secretary
Telecopy: [redacted]

6.9 Governing Law

This Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any of the transactions contemplated hereby.

6.10 Enurement

This Agreement shall be binding upon the Parties and their respective successors and permitted assigns.

6.11 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

6.12 Entire Agreement

This Agreement contains the entire agreement between the Parties with respect to the matters herein contained and there are no other representations, warranties, covenants or collateral agreements between any of the Parties in connection therewith other than as expressly herein provided.

6.13 Acknowledgement Regarding Capacity of Trust

The Parties hereto acknowledge that the Trustee or Borrower, as applicable, is entering into this Agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Borrower or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund. For the purposes of this Section 6.13, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the Trust Indenture, as the same may be amended.

6.14 Capacity of RBC

RBC is entering into this Agreement in its capacity as a lender and agent under the Credit Agreement and as agent for and on behalf of any Lender or its Affiliate (including RBC) which is a counterparty to any Swap with any Debtor or a lender under any Operating Credit Facility. If RBC is replaced as agent under the Credit Agreement, RBC shall promptly assign its entire interest in this Agreement to the successor agent. If the Credit Agreement is terminated, RBC shall promptly assign its entire interest in this Agreement to the continuing Lenders or their nominee.

6.15 Counterpart

This Agreement maybe executed in several counterparts (including by telefax), each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF each Party has duly executed this Agreement as of the date and year first above written.

ROYAL BANK OF CANADA, as Agent

Per: ______________________________

Per: ______________________________

CANADIAN OIL SANDS TRUST, by its Manager, CANADIAN OILS SANDS LIMITED

Per: ______________________________

Per: ______________________________

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Per: ______________________________

SCHEDULE A
TO THE SUBORDINATION AGREEMENT

FORM OF ADDITION AGREEMENT

ADDITION AGREEMENT

This Agreement is made as of •, 200•

BY:

• (the ["New Debtor/New Subordinate Creditor"])

IN FAVOUR OF:

ROYAL BANK OF CANADA, a Canadian chartered bank, having an office in Calgary, Alberta, as agent for and on behalf of the Lenders

WHEREAS pursuant to the Loan Documents, the Borrower is required to cause the **[New Debtor/New Subordinate Creditor]** to be added as a party to the Subordination Agreement by causing the **[New Debtor/New Subordinate Creditor]** to execute this Addition Agreement;

AND WHEREAS the **[New Debtor/New Subordinate Creditor]** has agreed to be bound by the Subordination Agreement.

The New Debtor agrees as follows:

1. **Reference to Subordination Agreement**

(a) This Addition Agreement relates to the Subordination Agreement dated as of April 27, 2005 made among Royal Bank of Canada as agent, Computershare Trust Company of Canada as Trustee of Canadian Oil Sands Trust, Canadian Oil Sands Limited and the other Debtors and Subordinate Creditors party thereto from time to time, as amended, modified, supplemented, restated or replaced in accordance with the provisions thereof (the "**Subordination Agreement**").

(b) Capitalized terms used herein and not otherwise defined herein shall have the same meanings as are ascribed thereto in the Subordination Agreement.

2. **Addition**

Effective as of •, 200• (the "**Addition Date**"), the **[New Debtor/New Subordinate Creditor]** shall become a **[Debtor/Subordinate Creditor]** for the purposes of the Subordination Agreement as fully as if it had been an original signatory thereunder, and shall have all of the obligations of a **[Debtor/Subordinate Creditor]** under the Subordination Agreement.

3. **Notice**

Any notice or other communication to the [New Debtor/New Subordinate Creditor] in connection with this Agreement or the Subordination Agreement shall be deemed to be delivered if delivered in the manner set forth in Section 6.8 of the Subordination Agreement at the following address:

•
c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel and Corporate Secretary
Facsimile: [redacted]

4. **Governing Law**

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

IN WITNESS WHEREOF the **[New Debtor/New Subordinate Creditor]** has executed this Agreement as of the date first written above.

•

By: ______________________
Name:
Title:

Receipt of this Addition Agreement is acknowledged as of the date first written above.

CANADIAN OIL SANDS TRUST, by its Manager, CANADIAN OIL SANDS LIMITED

By: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Agent

By: ______________________
Name:
Title:

Schedule L to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

---

REQUEST FOR OFFER OF EXTENSION

Date: ________________

Royal Bank of Canada, as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

Dear Sirs:

We refer to the Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meanings as in the Credit Agreement.

In accordance with Section 3.14 of the Credit Agreement, we hereby request that the Lenders provide an Offer of Extension to extend the Maturity Date for a period of up to one year.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ________________________
Name:
Title:

Schedule M to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

---

MATERIAL SUBSIDIARIES
as at April 27, 2005

There are no Material Subsidiaries of the Borrower other than Canadian Oil Sands Limited Partnership (75% of the limited partnership interests and 100% of the general partnership interest are held by the Borrower while the remaining 25% limited partnership interests are held by Talisman Energy Inc. or one of its Affiliates).

Schedule N to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

---

TRANSITIONAL PROVISIONS REGARDING BANKERS' ACCEPTANCES

1. <u>Defined Terms</u>

Capitalized terms used in this Schedule N have the same meanings as in the Credit Agreement. In addition:

(a) "**Existing BA Lenders**" means the lenders under the credit facility described in paragraph (a) of the definition of Existing Credit Facilities; and

(b) "**Existing Bankers' Acceptances**" means bankers' acceptances in the aggregate amount of $45,000,000 maturing on May 27, 2005 and previously accepted by the Existing BA Lenders.

2. <u>Existing Bankers' Acceptances</u>

The Existing Bankers' Acceptances shall be dealt with under the Credit Agreement as follows:

(a) the Existing Bankers' Acceptances shall be deemed to be Bankers' Acceptances which are issued and outstanding under the Credit Agreement;

(b) in respect of the Existing Bankers' Acceptances and for the period from April 27, 2005 until the maturity date thereof, the Borrower shall be entitled to receive a credit for any amount by which the acceptance fees previously paid by the Borrower exceed the acceptance fees payable pursuant to the Credit Agreement, such credit to be determined and applied by the Agent in a manner consistent with Section 5.4 of the Credit Agreement;

(c) notwithstanding any provisions in the Credit Agreement which require that Borrowings are to be funded on a proportionate basis in accordance with the respective Lender's Proportions of each Lender, the Existing Bankers' Acceptances accepted by each Existing BA Lender shall continue to be a Borrowing made only by such Existing BA Lender until the maturity date thereof and the other Lenders shall not participate therein (except as contemplated in (d) below);

(d) if and to the extent that the Existing Bankers' Acceptances are subject to a Rollover or Conversion on their maturity date, all Lenders shall participate in

such Rollover or Conversion in accordance with their respective Lender's Proportions;

(e) while the Existing Bankers' Acceptances are outstanding, no Lender shall be required to participate in any Borrowings to the extent that such participation would result in such Lender exceeding its Commitment; and

(f) for so long as the Lenders' respective shares of outstanding Borrowings do not match their respective Lender's Proportions as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payments of amounts owing to the Lenders in accordance with their respective Lender's Proportions shall be adjusted accordingly.

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of March 27, 2006.

AMONG:

CANADIAN OIL SANDS LIMITED, a corporation subsisting under the laws of Canada, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

-and-

ROYAL BANK OF CANADA, a Canadian chartered bank with an office in Toronto, Ontario, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) **"Agreement""** means this agreement, as amended, modified, supplemented or restated from time to time; and

(ii) **"Credit Agreement"** means the credit agreement made as of April 27, 2005 among the Borrower, the Lenders and the Agent.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Article 2 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this First Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

(a) The table in the definition of **"Margin"** in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

Debt Rating Moody's/ Standard & Poor's	Margin for Prime Loans and U.S. Base Rate Loans (in bps)	Margin for Bankers' Acceptances or Libor Loans (in bps)	Utilization Fee if > 50% utilized (in bps)
A3/A- or higher	[redacted]	[redacted]	[redacted]
Baa1/BBB+			
Baa2/BBB			
Baa3/BBB-			
below Baa3/BBB- or not rated			

(b) The definition of **"Maturity Date"** in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

> ""**Maturity Date**" means, with respect to any Lender, April 27, 2011 as such date may from time to time be extended pursuant to Section 3.14 in respect of such Lender;".

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(c) The table in the definition of "**Standby Fee Rate**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

Debt Rating Moody's/Standard & Poor's	**Standby Fee Rate** [redacted]
A3/A- or higher	[redacted]
Baa1/BBB+	[redacted]
Baa2/BBB	[redacted]
Baa3/BBB-	[redacted]
below Baa3/BBB- or not rated	[redacted]

(d) The definition of "**Total Commitment**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

""**Total Commitment**" means the aggregate of the Commitments of each of the Lenders, as hereafter increased, decreased, cancelled or terminated from time to time pursuant to the Agreement, not to exceed Cdn. $800,000,000 or such greater amount as may apply pursuant to Section 3.16;"

2.2 Increase in Total Commitment

A new Section 3.16 is hereby added to the Credit Agreement to read as follows:

"**3.16** **Increase in Total Commitment**

At the request of the Borrower (which may only be made if no Default or Event of Default has occurred and is continuing), the Total Commitment may be increased from time to time hereunder by adding one or more additional Persons as Lenders hereunder or by increasing the Commitment of any one or more existing Lenders with (in the latter case only) the consent of such Lenders, or any combination thereof. The right to increase the Total Commitment shall be subject to the following conditions:

(a) the Borrower shall have delivered to the Agent (i) an officer's certificate confirming (A) that no Default or Event of Default has occurred and is continuing, (B) its corporate authorization to make such increase (including a certified copy of the applicable directors resolution), (C) the truth and accuracy of its representations and warranties under the Credit Agreement, and (D) that no consents, approvals or authorizations are required for such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of such increase; and (ii) an opinion of counsel to the Borrower confirming the due authorization, execution and delivery of the documentation referred to in (d) below;

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(b) the Total Commitment shall not exceed a maximum of Cdn. $1,000,000,000;

(c) the Agent shall have consented to any additional Person becoming a Lender, such consent not to be unreasonably withheld, and the Agent and the Borrower shall have agreed to a supplementary agency fee, each acting reasonably; and

(d) the Borrower and the existing Lender or additional Person being added, as the case may be, shall execute and deliver such documentation as may be required by the Agent, acting reasonably, to effect the increase in question (including the partial assignment of Borrowings or purchase of participations from Lenders to the extent necessary to ensure that, after giving effect to such increase, each Lender holds its pro rata share of each outstanding Borrowings under the Credit Facility) and, if applicable, to novate such additional Person as a lender under the Loan Documents."

The Agent will promptly advise the Lenders of each request from the Borrower for an increase in the Total Commitment and, after such request increase comes effective, the Agent will promptly revise and circulate a new Schedule A to the Credit Agreement.

2.3 Amendments to Schedules

Schedule "A" to the Credit Agreement is hereby deleted and replaced with the new Schedule "A" attached hereto.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent

(a) As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(i) an executed copy of this Agreement; and

(ii) payment of the agreed upfront fees for the account of Royal Bank of Canada and Canadian Imperial Bank of Commerce in respect of their incremental Commitments.

(b) The conditions precedent set out in Section 3.1(a) above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation, validly existing under the laws of Alberta, and is duly registered and qualified under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration;

(b) the execution, delivery and performance by the Borrower of this Agreement (excluding any exercise of the Borrower's right to increase the Total Commitment pursuant to the new Section 3.16 of the Credit Agreement) has been duly authorized by all necessary corporate action;

(c) this Agreement has been duly executed and delivered by the Borrower;

(d) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

(e) the execution, delivery and performance by each of the Borrower of this Agreement does not and will not violate its articles and by-laws, and does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest other than a Permitted Encumbrance upon any of its property or assets pursuant to, any indenture or other agreement or instrument by which it or its property or assets may be bound or affected; and the execution, delivery and performance by the Borrower of this Agreement does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority and does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its property and assets.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 5
MISCELLANEOUS

5.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

5.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

5.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

5.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

5.5 Time of the Essence

Time shall be of the essence of this Agreement.

5.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN OIL SANDS ~~LIMITED~~

/s/

ROYAL BANK OF CANADA, as Agent

/s/

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

/s/

ROYAL BANK OF CANADA, as Lender

/s/

THE BANK OF NOVA SCOTIA, as Lender

/s/

BANK OF MONTREAL, as Lender

/s/

HSBC BANK CANADA, as Lender

/s/

MERRILL LYNCH CAPITAL CANADA INC., as Lender

/s/

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

/s/

THE TORONTO-DOMINION BANK, as Lender

/s/

ALBERTA TREASURY BRANCHES, as Lender

/s/

Schedule A to the Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower, a syndicate of Lenders and ROYAL BANK OF CANADA as Agent

---

LENDERS AND COMMITMENTS

LENDER	COMMITMENT
Royal Bank of Canada 1100, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Director, Corporate Banking Fax No.: [redacted]	[redacted]
Canadian Imperial Bank of Commerce 9th Floor, Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta T2P 4J7 Attention: Executive Director Fax No.: [redacted]	[redacted]
Bank of Montreal 2200, 333 - 7th Avenue S.W. Calgary, Alberta T2P 2Z1 Attention: Director Fax No.: [redacted]	[redacted]
The Bank of Nova Scotia 2000, 700 - 2nd Street S.W. Calgary, Alberta T2P 2N7 Attention: Managing Director Fax No.: [redacted]	[redacted]
HSBC Bank Canada 8th Floor, 407 - 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Assistant Vice President Corporate & Institutional Banking Fax No.: [redacted]	[redacted]

7379182

The respective commitment of each lender has been redacted on the basis of confidentiality.

LENDER	**COMMITMENT**
Merrill Lynch Capital Canada Inc. Suite 400, BCE Place 181 Bay Street Toronto, Ontario M5J 2V8 Attention: Director Fax No.: [redacted]	[redacted]
Sumitomo Mitsui Banking Corporation of Canada Ernst & Young Tower Toronto-Dominion Centre Suite 1400 P.O. Box 172 Toronto, Ontario M5K 1H6 Attention: Vice President Fax No.: [redacted]	[redacted]
The Toronto-Dominion Bank 800 Home Oil Tower 324 – 8th Avenue S.W. Calgary, Alberta T2P 2Z2 Attention: Managing Director Fax No.: [redacted]	[redacted]
Alberta Treasury Branches 3rd floor, 239 - 8th Avenue SW Calgary, AB T2P 1B9 Attention: Eugene Czucman Fax No.: [redacted]	[redacted]
TOTAL COMMITMENT	Cdn. $800,000,000

Effective Date: March 27, 2006.

The respective commitment of each lender has been redacted on the basis of confidentiality.

SECOND AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of March 15, 2007.

AMONG:

CANADIAN OIL SANDS LIMITED, a corporation subsisting under the laws of Canada, having an office in Calgary, Alberta

OF THE FIRST PART

-and-

Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender, in their respective capacities as Lenders

OF THE SECOND PART

-and-

ROYAL BANK OF CANADA, a Canadian chartered bank with an office in Toronto, Ontario, in its capacity as Agent

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders entered into the Credit Agreement; and

WHEREAS the parties hereto have agreed to make certain amendments to the Credit Agreement as hereinafter set forth.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

(a) In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent thereto:

(i) "**Agreement**"" means this agreement, as amended, modified, supplemented or restated from time to time; and

(ii) "**Credit Agreement**" means the credit agreement made as of April 27, 2005 among the Borrower, the Lenders and the Agent as amended prior to the date hereof.

(b) All capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement or in Article 2 of this Agreement, as applicable.

1.2 Headings and Table of Contents

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Second Amending Agreement.

ARTICLE 2
AMENDMENTS

2.1 Amendments to Definitions

(a) The table in the definition of "**Margin**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

Debt Rating Moody's/ Standard & Poor's	Margin for Prime Loans and U.S. Base Rate Loans (in bps)	Margin for Bankers' Acceptances or Libor Loans (in bps)	Utilization Fee if > 50% utilized (in bps)
A3/A- or higher	[redacted]	[redacted]	[redacted]
Baa1/BBB+			
Baa2/BBB			
Baa3/BBB-			
below Baa3/BBB- or not rated			

(b) The definition of "**Maturity Date**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

> ""**Maturity Date**" means, with respect to any Lender, April 27, 2012 as such date may from time to time be extended pursuant to Section 3.14 in respect of such Lender;".

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(c) The table in the definition of "**Standby Fee Rate**" in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

Debt Rating Moody's/Standard & Poor's	Standby Fee Rate (in bps)
A3/A- or higher	[redacted]
Baa1/BBB+	[redacted]
Baa2/BBB	[redacted]
Baa3/BBB-	[redacted]
below Baa3/BBB- or not rated	[redacted]

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties

The Borrower hereby represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation, validly existing under the laws of Alberta, and is duly registered and qualified under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration;

(b) the execution, delivery and performance by the Borrower of this Agreement has been duly authorized by all necessary corporate action;

(c) this Agreement has been duly executed and delivered by the Borrower;

(d) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

(e) the execution, delivery and performance by each of the Borrower of this Agreement does not and will not violate its articles and by-laws, and does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest other than a Permitted Encumbrance upon any of its property or assets pursuant to, any indenture or other agreement or instrument by which it or its property or assets may be bound or affected; and the execution, delivery and performance by the Borrower of this Agreement does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority and does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its property and assets.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

investigations or examinations which may be made by the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

ARTICLE 4
MISCELLANEOUS

4.1 Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are hereby ratified and confirmed as being in full force and effect.

4.2 Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Loan Documents.

4.3 Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

4.4 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

4.5 Time of the Essence

Time shall be of the essence of this Agreement.

4.6 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN OIL SANDS LIMITED

/s/

ROYAL BANK OF CANADA, as Agent

/s/

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

/s/

ROYAL BANK OF CANADA, as Lender

/s/

THE BANK OF NOVA SCOTIA, as Lender

/s/

BANK OF MONTREAL, as Lender

/s/

HSBC BANK CANADA, as Lender

/s/

MERRILL LYNCH CAPITAL CANADA INC., as Lender

/s/

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

/s/

THE TORONTO-DOMINION BANK, as Lender

/s/

ALBERTA TREASURY BRANCHES, as Lender

/s/

CDN. $40,000,000 CREDIT FACILITY

AMENDED AND RESTATED
CREDIT AGREEMENT

BETWEEN:

CANADIAN OIL SANDS LIMITED
(as Borrower)

and

ROYAL BANK OF CANADA
(as Lender)

dated as of April 27, 2005

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

THIS AMENDED AND RESTATED CREDIT AGREEMENT is dated effective as of April 27, 2005

BETWEEN

CANADIAN OIL SANDS LIMITED, a corporation subsisting under the laws of Alberta, having its principal place of business in Calgary, Alberta

AND

ROYAL BANK OF CANADA, a Canadian chartered bank with an office in Calgary, Alberta

WHEREAS the Borrower and the Lender are parties to the Prior Credit Agreement and wish to amend and restate the same on the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"Acceleration Notice" means a written notice delivered by the Lender to the Borrower pursuant to Section 9.2(b) declaring all Liabilities of the Borrower outstanding to the Lender hereunder to be due and payable;

"Accounts" means the accounts and records established by the Lender pursuant to Section 4.3 to record the Borrower's liability to the Lender in respect of the Borrowings and other amounts outstanding by the Borrower to the Lender hereunder;

"Advance" means the advance of any Loan by the Lender, the acceptance of Bankers' Acceptances by the Lender and the issuance of any Letter of Credit by the Lender, including any Rollovers or Conversions;

"Affiliate" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be **"controlled by"** any other Person if such other Person possesses, directly or indirectly, (a) the power to vote more than 5% of the

securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (b) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;

"Affiliate Guarantee" means a guarantee given by a Trust Affiliate pursuant to Section 8.1(q) or by any other Material Subsidiary in order to ensure compliance with Section 8.2(k), in each case substantially in the form of Schedule H, as supplemented, amended and replaced from time to time;

"Agreement" means this agreement, all Schedules attached hereto and any future amendments or supplements thereto;

"Alberta" means Her Majesty the Queen in Right of the Province of Alberta;

"Applicable Law" means, in relation to any Person, property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental Actions of Governmental Authorities in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event;

"Bankers' Acceptances" means bankers' acceptances denominated in Cdn. Dollars in the form of either a depository bill, as defined in the *Depository Bills and Notes Act* (Canada), or a non-interest bearing bill of exchange, as defined in the *Bills of Exchange Act* (Canada), in either case which are issued by the Borrower pursuant to Sections 3.3 or 3.8 and accepted and, if applicable, purchased by the Lender pursuant to Section 3.5;

"Banking Day" means a day which is both a Business Day and a day on which dealings in U.S. Dollars by and between banks in the London, England interbank market may be conducted;

"basis point" or **"bp"** means one one-hundredth of one percent (.01%);

"Borrower" means Canadian Oil Sands Limited, a corporation subsisting under the laws of Alberta;

"Borrowings" means, at any given time during the term of the Agreement, the principal amounts outstanding by way of Loans made by the Lender together with the face amount of outstanding Bankers' Acceptances accepted by the Lender and the undrawn amount of outstanding Letters of Credit issued by the Lender and **"Borrowing"** means the principal amount of any single Loan made by the Lender or the face amount of any outstanding Bankers' Acceptances accepted by the Lender or the undrawn amount of any outstanding Letter of Credit issued by the Lender;

"Branch of Account" means the branch or office of the Lender at the address set forth in Section 12.6 or such other branch or office in Canada as the Lender may from time to time advise the Borrower in writing;

"Business Day" means a day, excluding Saturday and Sunday, on which banking institutions are open for the transaction of commercial business in Toronto, Ontario, Canada and Calgary, Alberta, Canada and in respect of any payments in U.S. Dollars, a day on which banking institutions are open for business in New York, New York;

"Canadian Dollars", **"Cdn. Dollars"** and the symbol **"Cdn. $"** each mean lawful money of Canada;

"Capital Lease" means, with respect to any Person, any lease or other arrangement relating to real or personal property which is required, in accordance with GAAP, to be accounted for as a capital lease on a balance sheet of such Person;

"Cash Collateral Account" means an account with the Lender, or such financial institution as designated by the Lender, from which the Borrower has no withdrawal rights or privileges, which account and all funds credited thereto and interest thereon (all of which shall be for the account of the Borrower) shall be the subject of a Security Interest or right of set-off in favour of the Lender and which account shall bear interest at the rate of the Lender as may be applicable in respect of other deposits of similar amounts for similar terms;

"Change of Control" means any circumstances arising after the date hereof in which a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta)) acquires Trust Units which, together with all other Trust Units held by such Persons, constitute in the aggregate more than 50% of all outstanding Trust Units (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Trust Units);

"Commitment" means the obligation of the Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings under the Credit Facility at any one time outstanding up to but not exceeding $40,000,000, as such amount may hereafter be cancelled, reduced or not available from time to time pursuant to this Agreement;

"Commodity Swap" means a financial arrangement or physical sale (other than a physical sale in the ordinary course of business) entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis, which arrangements and sales are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in commodity prices;

"Compliance Certificate" means a compliance certificate substantially in the form attached hereto as Schedule F executed by a senior officer of the Borrower;

"Consolidated Debt" means all indebtedness for borrowed money which is included on the consolidated balance sheet of the Borrower (including for the purposes of this definition only any Excluded Trust Affiliates) and in any event including (without duplication):

(a) letters of credit, letters of guarantee or surety bonds supporting obligations which would otherwise constitute Consolidated Debt within the meaning of this definition, to the extent of the outstanding principal amount of such obligations;

(b) Liabilities in respect of any lease which is a Capital Lease (including any sale-leaseback to the extent it constitutes a Capital Lease);

(c) Liabilities for or in respect of the deferred purchase or acquisition price of assets unless the same are payable on normal trade terms in less than 90 days from the date such assets are acquired or such greater period, not to exceed 180 days, as may be expressly permitted for payment in the relevant agreement governing such purchase or acquisition;

(d) Guarantees of any of the Liabilities which would otherwise constitute Consolidated Debt within the meaning of this definition, to the extent of the outstanding principal amount of such Liabilities;

(e) the Borrower's and any Material Subsidiary's share (based upon their Syncrude Interest) of indebtedness for borrowed money issued, created, incurred or assumed by the Operator or all of the Participants solely for the purposes of the Syncrude Project and which indebtedness for borrowed money is included on the balance sheet of the Operator; and

(f) the outstanding amount of any Securitization Program,

all as determined in accordance with GAAP (save and except for any indebtedness of the Subsidiary Partnership which would be included in Consolidated Debt which shall be included on the basis of the proportionate partnership interest of the Borrower, the Subsidiaries and any Excluded Trust Affiliates in such partnership regardless of any subsequent changes to GAAP relating to the proportionate consolidation of the Borrower's interest in the Subsidiary Partnership) on a consolidated basis and by reference to the consolidated balance sheet of the Borrower (including for certainty any Trust Affiliates and applying any exchange rates used therein for the purposes of converting amounts in U.S. Dollars to Canadian Dollars) and provided that any Subordinated Intercompany Obligations and Convertible Debentures shall be excluded from Consolidated Debt;

"**Conversion**" means a conversion of one type of Borrowing into another type of Borrowing pursuant to Section 3.8;

"**Conversion Date**" means each Business Day on which the conversion of a Borrowing or a portion thereof is to be made pursuant to a request from the Borrower under Section 3.8;

"**Convertible Debentures**" means, with respect to the Borrower or the Trust, all indebtedness created, incurred, assumed or guaranteed by such Person in respect of the convertible subordinated debentures or notes issued or guaranteed by such Person which have all of the following characteristics:

(a) an initial final maturity or due date in respect of repayment of principal extending beyond the Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(b) no scheduled or mandatory payments or repurchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of Trust Units as contemplated in (f) below) prior to the Maturity Date in effect at the time such debentures are created, incurred, assumed or guaranteed;

(c) upon and during the continuance of any Event of Default or acceleration of the time for repayment of any of the Liabilities owing under this Agreement which has not been rescinded, all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Liabilities;

(d) upon any distribution of the assets of such Person on any dissolution, winding up, total liquidation or reorganization of such Person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Liabilities owing under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any), or interest payable in regard to such debentures or notes;

(e) a Default, Event of Default, acceleration of the time for repayment of any of the Liabilities or enforcement of the rights and remedies of the Lender hereunder or under any document delivered pursuant hereto shall not:

    (i) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

    (ii) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(f) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the issuer and subject to customary conditions in convertible debentures including obtaining regulatory approvals, by delivering Trust Units in accordance with the indenture or agreement governing such debentures or notes (whether such Trust Units are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"**Credit Facility**" means the credit facility provided hereunder;

"**Cross Currency Rate Swap**" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis which is an Interest Swap where the Borrower and the counterparty also exchange notional principal amounts in U.S. Dollars for an equivalent amount in Cdn. Dollars or vice versa and the interest payments related to such principal amounts, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in interest rates;

"**Crown Royalties**" means all amounts payable by the Borrower or any Material Subsidiary in the nature of royalties which are required to be paid to Alberta in respect of the Syncrude Interest;

"**Currency Swap**" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis in connection with forward rate, currency swap or currency exchange and other similar currency related transactions, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in exchange rates;

"**Debt Ratings**" means the ratings that have been most recently announced by Moody's and Standard & Poor's for the long term unsecured and unsubordinated debt of the Borrower;

"**Default**" means the occurrence of any of the events specified in Section 9.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

"**Designated Material Subsidiary**" means a Subsidiary which is designated as a Material Subsidiary pursuant to Section 3.12 and which would not otherwise fall within part (a) or (b) of the definition of "Material Subsidiary";

"**Discount Proceeds**" means the net cash proceeds to the Borrower from the sale of a Bankers' Acceptance required to be purchased by the Lender hereunder, at the Discount Rate, before deduction or payment of the fees payable to the Lender under Section 5.4;

"**Discount Rate**" means on any day:

(a) for Bankers' Acceptances with a Standard Term, the per annum rate of interest which is the rate per annum (calculated on the basis of a year of three hundred and sixty-five (365) days) applicable to Canadian Dollar bankers' acceptances having identical issue and comparable maturity dates as the bankers' acceptances proposed to be issued by the Borrower displayed and identified as the Lender's rate per annum on the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at approximately 10:00 a.m. (Toronto time) on such day, (as adjusted by the Lender after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest); and

(b) for Bankers' Acceptances which do not have a Standard Term, the discount rate (expressed as a rate per annum based on a year of three hundred and sixty-five (365) days) applicable to the Canadian Dollar bankers' acceptances in a comparable amount to the Bankers' Acceptances proposed to be issued by the Borrower and accepted by the Lender as quoted by the Lender as of 10:00 a.m. (Toronto time) on such day;

"**Distribution**" means any payment or distribution by the Borrower or any Material Subsidiary to the Trust, or any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q) (whether made, paid or satisfied in or for cash, property or both) and including payments and distributions by way of:

(a) any payment of the Trust Royalties;

(b) any payment of or on account of indebtedness for borrowed money owing to any such Person;

(c) any payment or other distribution of any kind or nature whereby any production or revenues derived from the Tangible Assets of the Borrower are paid or distributed to any such Person;

(d) any dividends, partnership or trust distributions or other capital distributions made by the Borrower or any Material Subsidiary; or

(e) any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of the Borrower or any Material Subsidiary,

provided that payments of obligations of any such Person in respect of accounts payable incurred in the ordinary course of business for the provision of goods and services to such Person shall not constitute "Distributions" for the purposes hereof;

"Drawdown" means any Advance(s) which result in an increase in the Borrowings;

"Drawdown Date" means each Business Day on which a Drawdown is to be made pursuant to a request from the Borrower under Section 3.3;

"Effective Date" has the meaning ascribed thereto in Section 7.1;

"Environmental Laws" means all Applicable Laws and Governmental Actions regarding the environment or pursuant to which Environmental Liabilities could arise or have arisen, including, without limitation, all Applicable Laws and Governmental Actions relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"Environmental Liabilities" means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of Applicable Laws, including, without limitation, all Liabilities arising from or related to:

(a) any surface, underground, air, groundwater, or surface water contamination;

(b) restorations and reclamations;

(c) the removal of or failure to remove any foundations, structures or equipment;

(d) the cleaning up or reclamation of storage sites;

(e) any Release;

(f) violation of pollution standards; and

(g) personal injury (including sickness, disease or death) and property damage arising from the foregoing;

"**Equivalent Amount**" in one currency (the "**First Currency**") of an amount in another currency (the "**Other Currency**") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrower and the Lender;

"**Event of Default**" means any of the events or circumstances specified in Section 9.1;

"**Excluded Trust Affiliate**" means any Subsidiary of the Trust which (a) is not a Subsidiary of the Borrower and (b) is designated as an "Excluded Trust Affiliate" pursuant to Section 3.14;

"**Federal Funds Rate**" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Lender from three Federal funds brokers of recognized standing selected by the Lender;

"**Fiscal Quarter**" means the three (3) month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

"**Fiscal Year**" means, in respect of the Borrower, the Borrower's fiscal year commencing on January 1 of each year and ending on December 31 of such year or such other fiscal year of the Borrower as advised by the Borrower to the Lender and, in respect of the Trust, the fiscal year of the Trust;

"**GAAP**" or "**Generally Accepted Accounting Principles**" means generally accepted accounting principles which are in effect from time to time in Canada; provided that, subject to Section 1.5, changes to GAAP after December 31, 2001 to and including December 31, 2007 in respect of the treatment of non-cash items, including those relating to foreign currency obligations, hedging transactions and stock options, shall not apply for purposes of the financial covenant in Section 8.4;

"**GORR**" means the gross overriding royalty payable by the Subsidiary Partnership to the Trust pursuant to the agreement dated September 1, 1979 between Hudson's Bay Oil and Gas Company Limited and Alberta Energy Company Ltd.;

"**Governmental Action**" means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any

Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"**Governmental Authority**" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any Person directly or indirectly controlled by any of the foregoing;

"**Guarantee**" means any guarantee, undertaking to assume, endorsement, agreement to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness for borrowed money or other Liabilities of any Person of the types listed in paragraphs (b) and (c) to the definition of Consolidated Debt; provided that the amount of each Guarantee shall be deemed to be the outstanding principal amount of the indebtedness for borrowed money or such other Liabilities guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization on specified assets, in which case the amount of such guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the outstanding principal amount of such indebtedness for borrowed money or such other Liabilities;

"**Guarantor**" means any Person which has then guaranteed the Liabilities of the Borrower under this Agreement and the other Loan Documents pursuant to an Affiliate Guarantee;

"**Interest Date**" means the last Business Day of each month;

"**Interest Determination Date**" means, with respect to a Libor Loan, the date which is two (2) Banking Days prior to the first day of the Libor Interest Period applicable to such Libor Loan;

"**Interest Swap**" means a financial arrangement entered into between the Borrower or any Material Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, which arrangements are typically entered into for the purpose of managing, mitigating or eliminating exposure to fluctuations in interest rates;

"**Investment Grade**" means Debt Ratings of at least Baa3 (or the then equivalent ratings) by Moody's and BBB- (or the then equivalent ratings) by Standard & Poor's;

"**Joint Venture**" means the joint venture formed by the Owners pursuant to the Ownership and Management Agreement for the purposes of the Syncrude Project;

"**Liabilities**" means, with respect to a Person at any time, all such Person's indebtedness, liabilities and obligations of any nature or kind whatsoever, whether fixed or contingent, absolute or not, determined or undetermined, choate or inchoate;

"**Libor**" means, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Lender, based on a three hundred sixty (360) day year, rounded upwards, if necessary, to the nearest whole multiple of one-hundredth of one percent (1/100th%), as the

average of the offered quotations appearing on "Libor 01 Page" of Reuters' Monitor Money Rates Service (or if such "Libor 01 Page" shall not be available, on the display referred to as page 3750 of the Telerate screen or, if such page 3750 shall not be available, any successor or similar services as may be selected by the Lender) for a period equal to the number of days in the applicable Libor Interest Period, for deposits in U.S. Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, a Conversion Date or a Rollover Date, as the case may be, for the initial Libor Interest Period, and, thereafter, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to the first day of each successive Libor Interest Period. If neither such "Libor 01 Page", page 3750 of the Telerate screen nor any successor or similar service is available, then "Libor" shall mean, with respect to any Libor Interest Period, the rate per annum (rounded upwards, if necessary, to the nearest one-hundredth of one percent (1/100th%)) determined by the Lender at approximately 11:00 a.m. London, England time (or so soon thereafter as practicable) on the day two (2) Banking Days prior to a Drawdown Date, a Conversion Date or a Rollover Date, as the case may be, for the offering by the Lender to leading banks in the interbank market of U.S. Dollar deposits having a term comparable to such Libor Interest Period and in an amount comparable to the principal amount of the applicable Libor Loan to which such Libor Interest Period relates. Each determination of Libor shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution method;

"Libor Interest Date" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"Libor Interest Period" means, with respect to each Libor Loan, the period (subject to availability) of approximately one (1) month, two (2) months, three (3) months, six (6) months or twelve (12) months (as selected by the Borrower and notified to the Lender at the Branch of Account pursuant to Section 3.4) commencing on and including the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such period; provided that no Libor Interest Period may be selected which ends after the Maturity Date;

"Libor Loans" means the Borrowings or any portion thereof made available by the Lender to the Borrower pursuant to Sections 3.3, 3.8 or 3.9 and outstanding from time to time which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.3;

"Loan Documents" means this Agreement, each Affiliate Guarantee, each Subordination Agreement, each Bankers' Acceptance, each application and indemnity with respect to a Letter of Credit and all other certificates, instruments and documents delivered by or on behalf of the Borrower, the Trust or any of their respective Subsidiaries in connection therewith from time to time;

"Loans" means Prime Loans, U.S. Base Rate Loans and Libor Loans;

"**Margin**" means, at any time but excluding the utilization fees under Section 5.7, a margin, expressed as a rate per annum based on a year of three hundred and sixty-five (365) days in the case of Prime Loans, U.S. Base Rate Loans, Bankers' Acceptances and Letters of Credit and on a year of three hundred and sixty (360) days in the case of Libor Loans, equal to the applicable rate per annum set out in the following table for the particular form of Borrowing opposite the applicable Debt Ratings assigned by Moody's and Standard & Poor's from time to time;

Debt Rating Moody's/Standard & Poor's	Margin for Prime Loans and U.S. Base Rate Loans (in bps)	Margin for Bankers' Acceptances or Libor Loans and Issue Fee for Letters of Credit (in bps)	Utilization Fee if > 50% utilized
A3/A- or higher	[redacted]	[redacted]	[redacted]
Baa1/BBB+	[redacted]	[redacted]	[redacted]
Baa2/BBB	[redacted]	[redacted]	[redacted]
Baa3/BBB-	[redacted]	[redacted]	[redacted]
below Baa3/BBB- or not rated	[redacted]	[redacted]	[redacted]

provided that:

(a) if at any time the Debt Rating so assigned by one such rating agency is in a category which is one higher than the Debt Rating assigned by the other such rating agency, then the Margin shall be the rate opposite the higher of the categories so assigned;

(b) if the Debt Rating so assigned by one such rating agency is in a category which is more than one higher than the rating assigned by the other such rating agency, then the Margin shall be the average of the rates opposite each such category so assigned;

(c) utilization fees shall be based on the applicable rate per annum set out in the last column of the above table and shall be calculated and payable in accordance with Section 5.7;

(d) the Margin for Borrowings shall increase, in all cases, from and after the Term Date by [redacted] bps if and for so long as at least one of the Debt Ratings is in one of the highest two rating categories or by [redacted] bps if and for so long as none of the Debt Ratings are in one of the highest two rating categories; and

(e) subject to Sections 5.4 and 5.5, a change in the Margin shall take effect on the publication by Moody's or Standard & Poor's, as applicable, of a change by either such agency in the Debt Rating;

"**Material Acquisition**" means any acquisition which increases the Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower) by at least 5%;

"**Material Adverse Effect**" means any event, circumstance occurrence or change which:

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(a) materially and adversely affects the ability of the Borrower and the Guarantors, taken as a whole, to perform their financial obligations to the Lender under the Loan Documents; or

(b) materially and adversely affects the business, operations, assets, condition (financial or otherwise) or results of operations of the Borrower and its Subsidiaries, taken as a whole;

but excluding any general reduction in Synthetic Crude Oil prices;

"Material Subsidiary" means any Subsidiary of the Borrower which (a) has consolidated Tangible Assets equal to or greater than 5.0% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower), (b) owns or holds, directly or indirectly (whether through ownership of or investments in other Subsidiaries or otherwise) any working ownership interest in the Syncrude Project or an ownership interest in the GORR or (c) is designated as a Designated Material Subsidiary pursuant to Section 3.12; provided that any Trust Affiliate shall be deemed to be a Material Subsidiary for the purposes hereof;

"Maturity Date" means the date which is one (1) year after the Term Date;

"Mining Reclamation Trust" means all trusts established from time to time for the purpose of funding the Borrower's or any Material Subsidiary's share of environmental and reclamation obligations of the mine or mines comprised in the Syncrude Project;

"Moody's" means Moody's Investors Service, Inc. and its successors;

"One Month B/A Rate" means, on any day, the annual rate of interest which is a rate determined as being the arithmetic average of the "BA 1 month" rate applicable to Canadian Dollar Bankers' Acceptances for Schedule I banks under the *Bank Act* (Canada) displayed and identified as such on the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Lender in good faith after 10:00 a.m. (Toronto time) or so soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such a rate does not appear on such CDOR Page as contemplated, the "One Month B/A rate" on any day shall be the thirty (30) day discount rate of the Lender (determined as of 10:00 a.m. Toronto time on such day) which would be applicable in respect of an issuance of Bankers' Acceptances with a term to maturity of one month in an aggregate amount of Cdn. [redacted] issued on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

"Operator" means Syncrude Canada Ltd. and any successor thereto in accordance with the Ownership and Management Agreement;

"Owners" means the Borrower, the Subsidiary Partnership, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Inc. and Petro-Canada Oil and Gas, being the corporations or partnerships that own all of

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

the undivided interests in the Syncrude Project and their respective successors and assigns from time to time;

"Ownership and Management Agreement" means the agreement entitled "Syncrude Project Ownership and Management Agreement" dated as of February 4, 1975 originally made between Her Majesty the Queen in Right of Canada, Alberta, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service, Ltd., Gulf Oil Canada Limited and Syncrude Canada Ltd. with respect to the Syncrude Project and to which the Owners are now party, as amended, restated or replaced from time to time;

"Participant" has the meaning ascribed thereto in the Ownership and Management Agreement;

"Permitted Encumbrances" means any of the following Security Interests or other encumbrances:

(a) reservations, limitations, provisos and conditions expressed in any original grant from the Crown;

(b) Crown Royalties;

(c) liens for Taxes, assessments or governmental charges not due or delinquent or the validity of which Borrower, any Subsidiary or the Operator shall be contesting in good faith by appropriate proceedings and in respect of which such contest will involve no risk of forfeiture during such contestation of any material property;

(d) undetermined or inchoate liens and charges incidental to construction, maintenance or operation of the Syncrude Project which have not at the time been filed pursuant to Applicable Law and any liens and charges incidental to construction, maintenance or operation of the Syncrude Project which, although filed, relate to obligations not overdue or delinquent or the validity of which the Borrower, any Subsidiary or the Operator shall be contesting in good faith by appropriate proceedings;

(e) the lien of any judgment rendered, or claim filed, against the Borrower or any Subsidiary which the Borrower or any Subsidiary shall be contesting in good faith if during such contestation there is no risk of forfeiture of any material property by appropriate proceedings;

(f) easements, rights-of-way, servitudes or other similar rights in and (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons and other minor defects, encumbrances and restrictions which either alone or in the aggregate do not materially detract from the value of such land or materially impair its use in the operation of the Syncrude Project or the Syncrude Interest;

(g) security given by the Borrower or any Subsidiary to a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business of Borrower or such Subsidiary in connection with the Syncrude Project and the Syncrude Interest provided such security does not either alone or in the aggregate materially detract from the value of the property affected thereby or materially impair its use in the operation of the Syncrude Project or Syncrude Interest;

(h) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease or by any statutory provision to terminate any such lease or to require payment of the Crown Royalties as a condition of the continuance thereof;

(i) Security Interests on goods or equipment granted or assumed to secure only the unpaid purchase price thereof; provided such Security Interest is granted in the ordinary course of business of the Syncrude Project by either the Operator on behalf of the Owners or by all Owners in accordance with their respective working interests in the Syncrude Project and is limited to the goods or equipment acquired and is created, issued or assumed concurrently therewith and any refinancing of the same if the amount secured thereby is not increased;

(j) Capital Leases not included in paragraph (i) of this definition but only if the Consolidated Debt evidenced thereby is permitted hereunder on the date the same is incurred;

(k) liens created by workers' compensation, unemployment insurance, pension and other social security, employment or similar legislation;

(l) the Security Interest created in favour of the Operator for the benefit of the Participants pursuant to Section 806 of the Ownership and Management Agreement;

(m) Security Interests not otherwise included in paragraphs (a) through (l) provided the aggregate of the Liabilities secured thereby does not at any time exceed 5% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower);

(n) Security Interests in respect of the Consolidated Debt described in paragraphs (e), (f) and (g) of the definition of Consolidated Debt provided the Lender, acting reasonably, has determined that such Security Interests will not have a Material Adverse Effect;

(o) any assignment in favour of the Operator of the proceeds of the insurance required to be maintained by the Borrower in respect of the Syncrude Project pursuant to Section 8.1(j) but only to the extent required from time to time by the management committee which governs the Syncrude Project or with the agreement of all of the Owners;

(p) Security Interests created from any Securitization Program; and

(q) all such other claims and encumbrances as are specifically disclosed by notice in writing from the Borrower to the Lender to the extent that the Lender, by specific notice in writing to the Borrower, advises the Borrower that the Lender, acting reasonably, agrees to accept such claims and encumbrances as Permitted Encumbrances for the purposes of this Agreement;

provided that nothing in this definition shall constitute or be deemed to constitute an agreement or acknowledgment by the Lender that the Liabilities subject to any such Permitted Encumbrance rank (apart from the effect of any Security Interest included or inherent in any such Permitted Encumbrance) in priority to the Liabilities of the Borrower hereunder;

"Permitted Title Defects" means, in respect of any particular asset of the Borrower or any Material Subsidiary:

(a) Permitted Encumbrances;

(b) title defects or irregularities which are of a minor nature and which in the aggregate will not materially impair the use of the property for the purposes for which it is held, or impair its saleability, or cause a material disruption or reduction in the production of Synthetic Crude Oil or cash flow (if any) associated therewith; and

(c) title defects which are disclosed to and expressly consented to by the Lender as constituting Permitted Title Defects hereunder;

"Person" means any individual, firm, partnership, company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust or unincorporated body of persons or association;

"Prime Loan" means the Borrowings or any portion thereof made available by the Lender to the Borrower pursuant to Section 3.3, 3.5(g) or 3.8 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.1;

"Prime Rate" means, with respect to Prime Loans on any day, the greater of:

(a) the annual rate of interest announced from time to time by the Lender as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Lender in Canada; and

(b) the One Month B/A Rate in effect on such day plus [redacted]%;

"Prior Credit Agreement" means the amended and restated credit agreement dated March 26, 2003 between the Borrower and the Lender as amended prior to the date hereof;

"Production Payment" means:

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(a) the sale or other transfer of any petroleum substances, whether in place or when produced, for a period of time until, or of an amount such that, the purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products; or

(b) any other interest in property of the character commonly referred to as a "production payment";

"Release" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise;

"Request for an Offer of Extension" means a request substantially in the form of Schedule J requesting an offer of extension of the Term Date pursuant to Section 3.13;

"Rollover" means (a) either a confirmation of a Libor Loan for a new Libor Interest Period or the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or a portion of Bankers' Acceptances which are maturing, in each case pursuant to Section 3.9 or (b) the extension of the expiry date of an outstanding Letter of Credit pursuant to Section 3.6(e);

"Rollover Date" means a Business Day that the Borrower has notified the Lender at the Branch of Account as the date on which a Rollover will take effect;

"Royalty Agreements" means any and all royalty agreements relating to the grant of a royalty to the Trust, any Excluded Trust Affiliate or any Subsidiary (other than a Material Subsidiary) which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), including, without limitation, the agreement relating to the grant of a royalty in respect of a 31.74% working interest in the Syncrude Project and all other working interests in mines and minerals acquired by the Borrower;

"Securitization Program" means a securitization sale or program entered into by the Borrower and/or its Material Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Material Subsidiaries;

"**Security Interest**" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease but excluding any lease that is not a Capital Lease) or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, legal or equitable, fixed or floating, perfected or not, and the proprietary rights, security interests and rights *in rem*, if any, of a buyer pursuant to a transaction giving rise to a Production Payment;

"**Standard & Poor's**" means Standard & Poor's, a division of McGraw-Hill Companies, Inc., and its successors;

"**Standard Term**" means the term to maturity of a Bankers' Acceptance for which a quote is available in respect of such Bankers' Acceptance on the display referred as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service;

"**Standby Fee Rate**" means, at any time, the rate expressed as a rate per three hundred and sixty-five (365) day period equal to the rate set out in the following table opposite the applicable Debt Ratings assigned by Moody's and Standard & Poor's from time to time; provided that if at any time the Debt Rating so assigned by each such agency is in a category which is one higher than the Debt Rating assigned by the other, then the Standby Fee Rate shall be the rate opposite the higher of the categories so assigned and if the Debt Rating as assigned by either of such agencies is in a category which is more than one higher than the rating assigned by the other, then the Standby Fee Rate shall be the average of the rates opposite each such category so assigned:

Debt Rating Moody's/Standard & Poor's	Standby Fee Rate (in bps)
A3/A- or higher	[redacted]
Baa1/BBB+	
Baa2/BBB	
Baa3/BBB-	
below Baa3/BBB- or not rated	

"**Subordinated Intercompany Obligations**" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of the Borrower or any Subsidiary to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Borrower or such Subsidiary be bound alone or with others and whether as principal or surety, including all obligations, liabilities and indebtedness to pay or effect a Loan Payment, a Royalty Payment or a Capital Distribution (as these terms are defined in any Subordination Agreement) and all expenses paid or incurred by the obligee in endeavouring to collect the Subordinated Intercompany Obligations: provided that such indebtedness and obligations are and remain fully postponed and subordinated to the Liabilities under the Loan Documents, as provided for in the Subordination Agreements;

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

"Subordination Agreement" means a subordination agreement to be executed and delivered by the Trust pursuant to Section 7.1(c)(i)(B), and by any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q), which Trust Affiliate or Subsidiary is owed or entitled to receive Subordinated Intercompany Obligations, in each case substantially in the form of Schedule I, as supplemented, amended and replaced from time to time;

"Subsidiary" means, with respect to any Person (**"X"**):

(a) any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b) any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

provided that, unless otherwise expressly provided or the context otherwise requires, (i) references herein to "Subsidiary" or "Subsidiaries" shall be and shall be deemed to be references to Subsidiaries of the Borrower, (ii) any Trust Affiliate shall be deemed to be a Subsidiary of the Borrower for all purposes hereof and (iii) under no circumstances shall the Joint Venture or the Operator be considered to be a Subsidiary of the Borrower or the Trust regardless of the percentage ownership of the Borrower or the Trust therein;

"Subsidiary Partnership" means Canadian Oil Sands Limited Partnership, a limited partnership formed under the *Partnership Act* (Alberta);

"Swap" means any Commodity Swap, Cross Currency Rate Swap, Currency Swap or Interest Swap;

"Syncrude Interest" means all right, title and interest of the Borrower and each Material Subsidiary, whether present or future, in and to any property, assets, undertakings, rights, estates or interests whatsoever constituting a part of the Syncrude Project;

"**Syncrude Project**" means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom, all property now owned or hereafter acquired or developed by the Owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, the oil sands leases and any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such schemes or schemes and all property acquired or developed in connection with such schemes or schemes. For greater certainty, the current scheme for such recovery of oil sands, crude bitumen or products derived therefrom has been approved by Approval Nos. 8573 and 8250 as issued by the Alberta Energy and Utility Board;

"**Syndicated Credit Facility**" means the Cdn. $800,000,000 extendible revolving term facility made available to the Borrower pursuant to a Credit Agreement dated April 27, 2005 between the Borrower, the lenders party thereto and Royal Bank of Canada as agent and includes any replacement credit facilities therefor and the credit agreements establishing the same upon substantially the same terms and any future amendment or restatement of such credit agreements;

"**Synthetic Crude Oil**" means a mixture produced from the Syncrude Project of mainly pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is derived from crude bitumen and that is liquid at the conditions under which its volume is measured or estimated;

"**Talisman Minority Interest**" means the 25% ownership interest in the Subsidiary Partnership held by Talisman Energy Inc. on the date hereof (including any successor in interest thereto);

"**Tangible Assets**" means, in respect of any Person, the aggregate net book value of the capital assets of such Person, determined on a consolidated basis in accordance with GAAP, as shown on the consolidated balance sheet of such Person from time to time after deducting for certainty (a) any minority interests shown as liabilities on such balance sheet and (b) any intangibles consisting of goodwill, franchises, patents and trademarks; provided that, unless otherwise expressly provided, references herein to "Tangible Assets" shall be deemed to refer to the Tangible Assets of the Borrower and its Subsidiaries (including for certainty any Trust Affiliates) from time to time;

"**Tax**" or "**Taxes**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to the Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority;

"**Term Date**" means:

(a) April 26, 2006; or

(b) if such date is extended pursuant to Section 3.13, the date to which it has been extended;

"**Total Capitalization**" means the aggregate of the following (without duplication):

(a) Consolidated Debt;

(b) the consolidated unitholders' equity of the Trust determined in accordance with GAAP and by reference to the consolidated financial statements of the Trust, but excluding therefrom the amount of any investments by the Trust in other than the Borrower, its Subsidiaries and any Excluded Trust Affiliates; and

(c) any Convertible Debentures issued by the Borrower or by the Trust (but only if and to the extent, in the latter case, the proceeds of issuance have been invested in or loaned to the Borrower, its Subsidiaries and any Excluded Trust Affiliates);

"**Trust**" means the Canadian Oil Sands Trust, a trust established under the laws of the Province of Alberta by the Trust Indenture and formed by the merger of Canadian Oil Sands Trust and Athabasca Oil Sands Trust;

"**Trust Affiliate**" means any Subsidiary of the Trust which (a) is not a Subsidiary of the Borrower within the meaning of part (a), (b) or (c) of the definition thereof and (b) is not an Excluded Trust Affiliate;

"**Trust Indenture**" means the amended and restated trust indenture dated as of July 5, 2001 between Computershare Trust Company of Canada (as successor in interest to Montreal Trust Company of Canada) as trustee and the Borrower, as amended or restated from time to time;

"**Trust Royalties**" means the royalties payable pursuant to the Royalty Agreements to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party to a Subordination Agreement pursuant to Section 8.1(q);

"**Trust Units**" means the trust units of the Trust, as currently constituted, each trust unit representing an equal fractional undivided beneficial interest in the Trust;

"**U.S. Base Rate**" means, with respect to U.S. Base Rate Loans on any day, the greater of:

(a) the annual rate of interest announced from time to time by the Lender as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated commercial loans made by the Lender in Canada; and

(b) the Federal Funds Rate plus 0.75%;

"**U.S. Base Rate Loan**" means the Borrowings or any portion thereof made available by the Lender to the Borrower pursuant to either Section 3.3 or 3.8 and outstanding from time to time which are denominated in U.S. Dollars and on which the Borrower has agreed to pay interest in accordance with Section 5.2;

"**U.S. Dollars**" and the symbol "**U.S. $**" each mean lawful money of the United States of America;

"**Voting Shares**" means share capital of any class of any corporation or securities of any other Person which carry voting rights to elect all or some of the board of directors or other body

exercising similar functions under any circumstances, but shares or other securities which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

"Working Interest" means:

(a) the existing 31.74% participating interest of the Borrower in the Syncrude Project;

(b) the existing 75% partnership interest of the Borrower in the Subsidiary Partnership which holds a 5% participating interest in the Syncrude Project; and

(c) any and all other rights and interests in property at any time acquired by the Borrower or any Material Subsidiary by virtue of such participating interests in the Syncrude Project or as such rights and interests may be increased by any future acquisition or increased, decreased or otherwise altered pursuant to the provisions of the agreements among the Owners of the Syncrude Project as a result of the failure of any Owner (including the Borrower and any Material Subsidiary) to pay its share of costs of the Syncrude Project or the withdrawal of an Owner from the Syncrude Project.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement, and words and terms denoting inclusiveness (such as "include" or "includes" or "including") whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided:

(a) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, and "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;

(b) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification,

supplement or restatement is required under any Loan Document, such consent has been obtained; and

(c) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Borrower to the Lender hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles. The Borrower shall have the option, exercisable by an irrevocable notice given to the Lender, to elect to delete the proviso in the definition of Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the City of Calgary, Alberta.

1.7 Payment for Value

All payments required to be made hereunder shall be made for value on the required day.

1.8 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.9 Due Enquiry

Where the phrase "to the best of the knowledge of the Borrower, after due enquiry" or words to like effect are used in this Agreement or in any other Loan Documents, the phrase shall be interpreted as meaning that degree of enquiry as determined by the Borrower as is commercially reasonable in the circumstances in accordance with normal commercial practices and having regard to the ongoing and regular reporting made by the Operator to the Participants.

1.10 Schedules

The following are the schedules which are attached to and form part of this Agreement:

Schedule A - Notice of Borrowing, Repayment, Prepayment or Cancellation of Commitment

Schedule B - Confirmation Regarding Self-Marketed Bankers' Acceptances
Schedule C - Notice of Conversion
Schedule D - Notice of Rollover
Schedule E - Compliance Certificate
Schedule F - Opinion of Borrower's Counsel
Schedule G - Power of Attorney Terms - Bankers' Acceptances
Schedule H - Affiliate Guarantee
Schedule I - Subordination Agreement
Schedule J - Request for an Offer of Extension
Schedule K - Material Subsidiaries

1.11 Amendment and Restatement

Upon the Effective Date, all "Borrowings" and other amounts owing by the Borrower under the Prior Credit Agreement shall become Borrowings and other amounts owing by the Borrower hereunder and the Prior Credit Agreement shall be amended and restated on the terms and conditions set forth in this Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Borrower represents and warrants to the Lender (all of which representations and warranties the Borrower hereby acknowledges are being relied upon by the Lender in entering into this Agreement) that as at each Drawdown Date (unless otherwise expressly indicated):

(a) **Existence:** each of the Borrower and the Material Subsidiaries is a corporation, partnership or trust, as the case may be, validly existing under the laws of Alberta, and is duly registered and qualified under the laws of each other jurisdiction in Canada in which the nature of any business transacted by it or the character of any properties and assets owned or leased by it requires such registration and qualification;

(b) **Power:** each of the Borrower and the Material Subsidiaries has full power and authority to own its share of the Syncrude Interest and to own the properties, assets and undertakings comprising its interest in the Syncrude Project and to conduct business as a Participant and to execute and deliver each Loan Document to which it is a party and to perform its obligations thereunder;

(c) **Authorization:** the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each of the Loan Documents to which it is a party have been duly authorized by all necessary corporate, partnership or trust action;

(d) **Execution:** each Loan Document to which each of the Borrower and the Material Subsidiaries is a party has been duly executed and delivered by the Borrower or such Material Subsidiary;

(e) **Binding Obligations:** each Loan Document to which each of the Borrower and the Material Subsidiaries is a party or by which its property is bound is a legal, valid and binding obligation of it enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(f) **No Legal Bar or Resultant Lien:** the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each Loan Document to which it is a party or by which its property is bound does not and will not violate its articles, by-laws, partnership agreement or trust indenture as the case may be, and does not and will not result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest other than a Permitted Encumbrance upon any of its property or assets pursuant to, any indenture or other agreement or instrument by which it or its property or assets may be bound or affected; and the execution, delivery and performance by each of the Borrower and the Material Subsidiaries of each Loan Document to which it is a party or by which it or its property is bound does not require any Governmental Action, licence, consent or approval of or notice to or filing with any Governmental Authority and does not and will not contravene any presently existing provision of Applicable Law or any Governmental Action applicable to it or any of its property and assets;

(g) **Title to Assets:** each of the Borrower and the Material Subsidiaries has good and marketable title to all of its property, including without limitation, its share of the Syncrude Interest, free and clear of all Security Interests, claims and encumbrances other than Permitted Title Defects and the Trust Royalties;

(h) **Governmental Actions:** no Governmental Actions or other consents or approvals of any Person are required to be obtained on or before such Drawdown Date by the Borrower or the Material Subsidiaries in connection with the ongoing ownership, operation or maintenance of the Syncrude Interest (or the Syncrude Project) in compliance in all respects with all applicable Environmental Laws except for such Governmental Actions and other consents required for any of the foregoing which have been duly obtained, made or validly issued and which are in full force and effect and are not subject to appeal or judicial, governmental or other review and except for such Governmental Actions and other consents the failure of which to obtain does not have and will not with the passage of time have a Material Adverse Effect;

(i) **Agreements and Licences:** to the best of the knowledge of the Borrower, after due enquiry, no licences, trademarks, patents, copyrights or agreements with respect to the usage of technology or other permits (other than such licences, trademarks, patents, copyrights, agreements or other permits (all or some of which may have been obtained from third parties) which form a part of the Syncrude Interest) are necessary for the ownership, operation or maintenance of the

Syncrude Project except to the extent the failure to have any of the same does not have and will not with the passage of time have a Material Adverse Effect;

(j) **Default of Other Contracts:** neither the Borrower nor the Subsidiaries is in breach or default of, nor has any event or circumstance occurred, which, but for the passage of time or the giving of notice, or both, would constitute a breach or default, under any agreement or instrument by which the Borrower or the Subsidiaries or any of their respective properties, assets or undertakings are bound and which breach, default, event or circumstance has or will with the passage of time have a Material Adverse Effect;

(k) **Litigation:** there are no actions, suits or proceedings pending or threatened against the Borrower or the Subsidiaries at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agent or instrumentality, domestic or foreign, or before any arbitrator of any kind which, if adversely determined (but excluding those in respect of which the Borrower has received an opinion from counsel satisfactory to the Lender, acting reasonably, that it is probable that such action, suit or proceeding will not be adversely determined against the Borrower or the Subsidiaries), will have or will with the passage of time have a Material Adverse Effect and neither the Borrower nor the Subsidiaries is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind which, in the aggregate, has or will with the passage of time have a Material Adverse Effect;

(l) **Financial Condition:** all financial statements of the Borrower, any Trust Affiliate or the Trust provided to the Lender by or on behalf of the Borrower fairly reflect, as of the dates thereof, the financial condition of such Persons, as applicable, and the results of its operations for the periods covered thereby, have been prepared in accordance with Generally Accepted Accounting Principles and, from the date of the latest of such financial statements submitted to the Lender, there has been no change in the consolidated financial condition of the Borrower, any Trust Affiliate or the Trust as applicable, or their respective properties, assets, condition or undertakings which has not been disclosed in writing to the Lender which has or will with the passage of time have a Material Adverse Effect;

(m) **Additional Financial Information:** all financial information (excluding therefrom the financial statements referred to in Section 2.1(l)) provided by or on behalf of the Borrower to the Lender is, to the best of the knowledge of the Borrower, after due enquiry, true and correct in all material respects except to the extent any such financial information has been superseded or replaced by additional financial information provided to the Lender and there is no fact or facts known to the Borrower which, individually or in the aggregate, has or will with the passage of time have a Material Adverse Effect;

(n) **Subsidiaries:** Schedule M hereto (as it may be updated from time to time by the Borrower) sets forth the names of each of the Material Subsidiaries and the percentages of the outstanding shares or ownership interests of each Material Subsidiary which are beneficially owned (and whether directly or indirectly) by the Borrower and, to the extent that the Borrower is aware or can reasonably become aware, by the other shareholders or owners of such Material Subsidiary;

(o) **Taxes:** each of the Borrower and the Material Subsidiaries has filed all tax returns which were required to be filed, has paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect, and has provided adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(p) **Insurance:** each of the Borrower and the Material Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries respectively, as are required in order for them to be in compliance with the provisions of Section 8.1(j);

(q) **Compliance with Laws:** each of the Borrower and the Material Subsidiaries is in compliance with all Applicable Laws except to the extent failure to so comply does not have and will not with the passage of time have a Material Adverse Effect;

(r) **Environmental Laws:** each of the Borrower and the Material Subsidiaries has obtained all permits, licences and other authorizations with respect to the Syncrude Project which are required under all Environmental Laws, except to the extent failure to have any such permit, licence or authorization does not have and will not with the passage of time have a Material Adverse Effect; and each of the Borrower and the Material Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licences and authorizations, except to the extent failure to comply does not have and will not with the passage of time have a Material Adverse Effect;

(s) **Ownership of Shares:** the Borrower is a direct or indirect wholly-owned Subsidiary of the Trust and all of the issued and outstanding share capital of the Borrower is held directly or indirectly by the Trust;

(t) **Events of Default:** no Default or Event of Default has occurred and is continuing;

(u) **Debt Rating:** as at the date hereof, Moody's and Standard & Poor's have assigned Debt Ratings of Baa2 and BBB+, respectively, to the Borrower; and

(v) **Operator**: if the representations and warranties in Sections 2.1(h), 2.1(j), 2.1(k), 2.1(p), 2.1(q) and 2.1(r) were expressed to apply to the Operator, such representations and warranties would be true and correct; provided that for such

purposes these representations and warranties shall be limited so as to apply only to those matters within the actual knowledge of the Borrower and to exclude, without duplication, those matters which do not have and will not with the passage of time have a Material Adverse Effect.

2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown shall be deemed to be a representation and warranty by the Borrower to the Lender that the representations and warranties contained in Section 2.1 (other than those in Section 2.1(u)) are, as of the date of such request, and will be, as of the applicable Drawdown Date, true and correct as of each such date, and that, as of the date of such request and as of the applicable Drawdown Date, there exists no Default or Event of Default.

ARTICLE 3
THE CREDIT FACILITY

3.1 Obligations of the Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, the Lender agrees to make Advances available to the Borrower up to the amount of its Commitment for the purposes set forth in Section 3.2.

Subject to the terms and conditions hereof, Drawdowns shall only be available from the Lender prior to the Term Date. On the Term Date, the unutilized portion of the Commitment shall be automatically cancelled without the requirement for any further action by any party hereto. After the Term Date, all principal payments made thereafter shall permanently reduce the Commitment by the amount of each such repayment without the requirement for any further action by any party hereto.

The Drawdowns shall be available under the Credit Facility by way of:

(a) the advance of Loans and the delivery of the proceeds of such advance for the account of the Borrower at the Branch of Account or as otherwise directed by the Borrower;

(b) either:

(i) the acceptance of Bankers' Acceptances and the delivery of the discounted proceeds of sale received by the Lender (less the applicable fees payable by the Borrower to the Lender pursuant to Section 5.4) in respect thereof for the account of the Borrower at the Branch of Account; or

(ii) the purchase of Bankers' Acceptances by the Lender and the delivery of the Discount Proceeds (less the applicable fees payable by the Borrower to the Lender pursuant to Section 5.4) in respect thereof for the account of the Borrower at the Branch of Account; and

(c) the issuance of Letters of Credit and delivery of such Letters of Credit to the Borrower through the Branch of Account.

Prior to the Term Date, the Borrower may increase or decrease Borrowings by obtaining Loans, Bankers' Acceptances or Letters of Credit and by making repayments in respect thereof. After the Term Date, the Credit Facility shall cease to be a revolving credit facility and shall be converted into a non-revolving term credit facility and the Borrower may effect Conversions and Rollovers but may not obtain further Drawdowns from the Lender.

The Lender shall not have any obligation to make any Loans or accept Bankers' Acceptances or issue Letters of Credit if, after giving effect thereto, Borrowings would at any time exceed the Commitment.

3.2 Purpose

Borrowings shall only be used by the Borrower for general corporate purposes (including, without limitation, repayment of any indebtedness for borrowed money, capital expenditures, acquisitions and liquidity support for any commercial paper program).

3.3 Borrowings

Subject to the provisions of this Agreement, the Borrower may obtain Advances from the Lender up to the amount of the Commitment by:

(a) **Prime Loans:** borrowing Prime Loans [redacted] (including by way of overdraft), provided that for Prime Loans in excess [redacted] he Borrower shall provide the Lender with at least [redacted] 's prior written notice;

(b) **U.S. Base Rate Loans:** borrowing U.S. Base Rate Loans without any prior notice (including by way of overdraft), provided that for U.S. Base Rate Loans in excess of [redacted] Borrower shall provide the Lender with at least [redacted] prior written notice;

(c) **Bankers' Acceptances:** issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lender in minimum aggregate amounts of Cdn. [redacted] and in whole multiples of [redacted] thereafter upon same day written notice for amounts less than or equal to Cdn. [redacted] nd upon at least [redacted] prior written notice in any other case;

(d) **Libor Loans:** borrowing Libor Loans in minimum aggregate amounts of U.S. [redacted] nd multiples of [redacted] thereafter, upon at least [redacted] prior written notice; and

(e) **Letters of Credit:** causing the Lender to issue Letters of Credit in Canadian Dollars or U.S. Dollars in any face amount upon at least [redacted] prior written notice;

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

each such notice (if required) to be given to the Lender at the Branch of Account at or prior to 10:00 a.m. (Calgary time) on the last day on which such notice can be given pursuant to this Section 3.3 and to be substantially in the form of Schedule A.

3.4 Selection of Libor Interest Periods

If the Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.3, elects to convert a Borrowing into a Libor Loan pursuant to Section 3.8 or elects to Rollover a Libor Loan pursuant to Section 3.9, the Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.3, select and notify the Lender at the Branch of Account in writing of the Libor Interest Period (which shall begin and end on a Banking Day) applicable to such Libor Loan.

3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lender:** Subject to the terms and conditions of this Agreement, the Lender hereby agrees to accept Bankers' Acceptances issued by the Borrower pursuant to Sections 3.3, 3.8 and 3.9 and, unless the Borrower elects to market such Bankers' Acceptances pursuant to Section 3.5(h), to purchase at the applicable Discount Rate such Bankers' Acceptances and provide to the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to the Lender pursuant to Section 5.4. The Lender shall purchase the Bankers' Acceptances unless the Borrower elects, pursuant to Section 3.5(h), to market such Bankers' Acceptances. Notwithstanding that the Borrower has elected to market Bankers' Acceptances issued by it, the Borrower may request that the Lender quote for the purchase of Bankers' Acceptances accepted by the Lender and the Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lender to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lender. The Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Delivery of Notice:** If the Borrower has elected to market Bankers' Acceptances to be issued by it, the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, deliver to the Lender at the Branch of Account written notice with respect to such Bankers' Acceptances substantially in the form of Schedule B hereto.

(c) **Payment to Borrower:** On any Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances:

(i) on any Drawdown Date, the Lender shall:

(A) if the Borrower has elected to market such Bankers' Acceptances on its own, deliver the discounted proceeds of the sale of such

Bankers' Acceptances received by it (less any fees payable to the Lender in respect thereof pursuant to Section 5.4), for the account of the Borrower through the Branch of Account; and

(B) if the Borrower has elected to have the Lender purchase such Bankers' Acceptances, deliver the Discount Proceeds thereof (less any fees payable to the Lender in respect thereof pursuant to Section 5.4) for the account of the Borrower at the Branch of Account;

(ii) on any Rollover Date relating to any Rollover of Bankers' Acceptances, the Borrower shall be liable to the Lender for the principal amount of maturing Bankers' Acceptances accepted by the Lender; in order to satisfy the continuing liability of the Borrower to the Lender for the principal amount of the maturing Bankers' Acceptances, the Lender shall receive and retain for its own account the discounted proceeds of sale of such new Bankers' Acceptances or the Discount Proceeds from the purchase by the Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to the Lender, through the Branch of Account, an amount equal to the difference between the principal amount of the maturing Bankers' Acceptances and the discounted proceeds of sale or the Discount Proceeds, as applicable, from the new Bankers' Acceptances together with the fee to which the Lender is entitled pursuant to Section 5.4; and

(iii) on any Conversion Date relating to Bankers' Acceptances:

(A) in the case of a Conversion from a Prime Loan into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Lender for the amount of the converted Borrowing, the Lender shall receive for its own account the discounted proceeds of sale of the Bankers' Acceptances or the Discount Proceeds from the purchase by the Lender of such Bankers' Acceptances, as applicable, and the Borrower shall on the Conversion Date pay to the Lender at the Branch of Account, the difference between the principal amount of the converted Borrowing and the discounted proceeds of sale or the Discount Proceeds, as applicable, from such Bankers' Acceptances together with the fee to which the Lender is entitled to pursuant to Section 5.4;

(B) in the case of a Conversion from a Libor Loan or U.S. Base Rate Loan into a Bankers' Acceptance, the Borrower shall be responsible for the payment to the Lender of the Libor Loan or U.S. Base Rate Loan being converted and may use the discounted proceeds of sale of such Bankers' Acceptances or the Discount Proceeds from the purchase by the Lender for such Bankers'

Acceptances, as applicable, less any fees to which the Lender is entitled pursuant to Section 5.4, to purchase U.S. Dollars and apply same towards such payment; and

(C) in the case of a Conversion from Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Lender for an amount equal to the face amount of such Bankers' Acceptances, the Lender shall record the obligation of the Borrower to the Lender as a Borrowing of the type into which the maturing Bankers' Acceptance has been converted; provided that in the case of a conversion into U.S. Dollars, the Borrower shall be responsible for payment to the Lender of an amount in Canadian Dollars equal to the principal amount of the Bankers' Acceptance being converted.

(d) **Waiver of Presentment and Other Conditions:** The Borrower waives presentment for payment and, except for the negligence or wilful misconduct of the Lender referred to in the Power of Attorney Terms - Bankers' Acceptances set out in Schedule G hereto, any other defence to payment of any amounts due to the Lender in respect of a Bankers' Acceptance accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by the Lender in its own right and the Borrower agrees not to claim any days of grace if the Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to Section 3.5(g), pay the Lender the full face amount of such Bankers' Acceptance or, if applicable, shall effect a Conversion or Rollover of such Bankers' Acceptances and make such additional payments, if any, as are required pursuant to Section 3.5(c).

(e) **Terms of Each Bankers' Acceptance:** Each Bankers' Acceptance shall:

(i) have a maturity date which shall be on a Business Day prior to or on the Maturity Date;

(ii) have a term of one (1) month, two (2) months, three (3) months, six (6) months or twelve (12) months (excluding days of grace), subject to availability or, with the consent of the Lender, such consent not to be unreasonably withheld or delayed, and subject to availability, have a term which is not a Standard Term;

(iii) be in the standard form of the Lender; and

(iv) be denominated in whole multiples of Cdn.[redacted]

It is the intention of the parties that pursuant to the *Depository Bills and Notes Act* ("**DBNA**"), all Bankers' Acceptances accepted by the Lender under this Agreement shall be issued in the form of a "depository bill" (as defined in the

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

DBNA), deposited with the Canadian Depository for Securities Ltd. ("**CDS**") and will be made payable to CDS & Co. In order to give effect to the foregoing, the Lender shall, subject to the approval of the Borrower, establish and notify the Borrower of any additional procedures, consistent with the terms of this Agreement, as are reasonably necessary to accomplish such intention, including, without limitation:

(A) any instrument held by the Lender for the purposes of Bankers' Acceptances shall have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada)";

(B) any reference to the authentication of the Bankers' Acceptance will be removed; and

(C) any reference to "bearer" will be removed and such Bankers' Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

(f) **Delivery of Blank Bankers' Acceptances:** As a condition precedent to the Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower agrees to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule G hereto.

(g) **Failure to Give Notice of Repayment:** If the Borrower fails to give notice to the Lender at the Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance and, if applicable, purchase of such Bankers' Acceptance as set forth in Section 3.5(a), the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.8.

(h) **Election to Self-Market:** The Borrower shall be entitled to elect to market all, but not less than all, of any Bankers' Acceptances issued by the Borrower on any Drawdown Date, Conversion Date or Rollover Date by advising the Lender of such election in any notice of Drawdown of a Borrowing by way of Bankers' Acceptances substantially in the form of Schedule A or notice of Conversion of a Borrowing to a Bankers' Acceptance substantially in the form of Schedule C or any notice of Rollover substantially in the form of Schedule D. If the Borrower fails to advise the Lender of any such election in any such written notice, it shall be deemed not to have elected to market such Bankers' Acceptances. Any confirmation in the form of Schedule B shall be provided by no later than 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date, as applicable, if the Borrower elects to market the Bankers' Acceptances.

(i) **No Prepayment:** A Bankers' Acceptance may only be repaid on its maturity date; provided that for the purposes of enabling the Borrower to cancel all or any portion of the Commitment pursuant to Section 4.2, the Borrower shall be entitled to provide cash collateral for any outstanding Bankers' Acceptances by delivering to the Lender an amount equal to the undrawn amount of such Bankers' Acceptances on its maturity. All such amounts paid in respect of Bankers' Acceptances shall be held by the Lender in a Cash Collateral Account for set-off against present and future indebtedness owing by the Borrower to the Lender in respect of such Bankers' Acceptances.

3.6 Letters of Credit

(a) **Issuance:** The Borrower may give the Lender notice requesting that a Letter of Credit be issued by the Lender in accordance with Section 3.3(e).

(b) **Documentation**: The Lender shall have no obligation to issue a Letter of Credit until the Borrower has executed and delivered to the Lender such ancillary documents, including applications and indemnities, as the Lender generally requires for similar transactions subject to such reasonable changes thereto as are requested by the Borrower and agreed to by the Lender, acting reasonably, and which are consistent with the provisions hereof; provided that in the event of a conflict between the terms of such documents and this Agreement, the terms of this Agreement shall prevail.

(c) **Expiry**: Unless the Lender otherwise agrees, each Letter of Credit shall expire not later than one (1) year from the date of its issue.

(d) **Payment**: All payments made by the Lender to any Person pursuant to any Letter of Credit shall, unless the Borrower reimburses the Lender at the Branch of Account for such payment on or before the date it is made, be deemed as and from the date of such payment to be a Conversion of such Letter of Credit into a Prime Loan (for any such payments made in Cdn. Dollars) or a U.S. Base Rate Loan (for any such payments made in U.S. Dollars), and the provisions hereof relating to such Prime Loan or U.S. Base Rate Loan, as applicable (including interest to be calculated thereon) shall apply thereto.

(e) **Renewal**: At or before 10:00 a.m. (Calgary time) at least one (1) Business Day prior to the date of expiry of a Letter of Credit, the Borrower may elect to renew such Letter of Credit by delivering to the Lender at the Branch of Account a notice of Rollover in the form of Schedule D and by selecting a new expiry date for the Letter of Credit being renewed, which shall commence on the expiry date of the Letter of Credit being renewed. Renewals of any such Letter of Credit shall be done either by the issuance of a new Letter of Credit on the same terms as the expiring Letter of Credit but containing the new expiry date or by an amendment to the existing one and, in either case, with or without a reduction in the face amount thereof. The issuance of a Letter of Credit to a new beneficiary, any increase in the face amount of a Letter of Credit or any other change in the terms

thereof shall be considered to be a new Borrowing and may only be effected by the Borrower delivering a notice of Borrowing in accordance with Section 3.3. Fees in respect of any renewed or extended Letter of Credit shall be payable pursuant to Section 5.5 and shall be computed for the period of renewal or extension.

(f) **No Prepayment**: A Letter of Credit may only be repaid prior to its expiration date if returned to the Lender for cancellation; provided that for the purposes of enabling the Borrower to cancel all or any portion of the Commitment pursuant to Section 4.2, the Borrower shall be entitled to provide cash collateral for any outstanding Letters of Credit by delivering to the Lender an amount equal to the undrawn amount of such Letter of Credit. All such amounts paid in respect of a Letter of Credit shall be held by the Lender in a Cash Collateral Account for set-off against present and future indebtedness owing by the Borrower to the Lender in respect of such Letter of Credit.

3.7 Optional Repayment

The Borrower shall give the Lender, at the Branch of Account, written notice of each optional repayment of Borrowings prior to the date of the proposed repayment with the same prior notice as is required for Advances under Section 3.3 for the Borrowings to be repaid, such notice to be substantially in the form of Schedule A and such repayment to be in minimum amounts and whole multiples required by such Section. Notwithstanding the foregoing:

(a) a Bankers' Acceptance shall only be repaid on its maturity date (but may be cash collateralized in accordance with Section 3.5(i));

(b) a Libor Loan may only be repaid prior to the last day of the Libor Interest Period applicable to such Libor Loan if the Borrower also pays any amounts payable in respect thereof pursuant to Section 10.5;

(c) unexpired Letters of Credit shall only be repaid if returned to the Lender for cancellation (but may be cash-collateralized in accordance with Section 3.6(f)); and

(d) prior notice shall not be required for the repayment of Advances by way of overdraft.

3.8 Conversions

The Borrower may, during the term of this Agreement, convert any basis of Borrowing to another basis of Borrowing upon giving the Lender at the Branch of Account prior written notice thereof, substantially in the form of Schedule C, and in accordance with the period of notice and other requirements set out in Section 3.3 applicable to the basis of Borrowing to which any Borrowing is being converted (other than delivery of a notice in the form of Schedule A), provided that:

(a) **No Default or Event of Default:** no conversions (other than automatic conversions of Bankers' Acceptances, Libor Loans or Letters of Credit as provided for herein) shall be permitted if a Default (in respect of which the Lender has advised the Borrower that no conversions will be permitted) or an Event of Default shall have occurred and be continuing;

(b) **Bankers' Acceptances:** a Bankers' Acceptance may only be converted on its maturity date;

(c) **Libor Loans:** a Libor Loan may be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the Borrower pays all amounts payable in respect thereof pursuant to Section 10.5; and

(d) **Letters of Credit**: a Letter of Credit may only be converted in accordance with Section 3.6(d) and no written notice of Conversion is required to be given.

On each Conversion Date, the Borrower shall be required to repay to the Lender the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lender shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted; provided that the Borrower shall be entitled to direct the Lender to use the proceeds of all or any part of the new Borrowing to repay the Borrowing being converted.

3.9 Rollovers

The Borrower may, during the term of this Agreement, rollover all or any portion of a Bankers' Acceptance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period where the amount of such rolled over Bankers' Acceptance or Libor Loan will not exceed the amount of the existing Bankers' Acceptance or Libor Loan, upon giving the Lender at the Branch of Account prior written notice thereof, substantially in the form of Schedule D, and in accordance with the period of notice and other requirements set out in Section 3.3 applicable to Bankers' Acceptance or Libor Loans (other than delivery of a notice substantially in the form of Schedule A), unless immediately prior to the issue of any such Bankers' Acceptance or the commencement of any subsequent Libor Interest Period, a Default (in respect of which the Lender has advised the Borrower that no Rollovers will be permitted) or Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a U.S. Base Rate Loan pursuant to Section 3.8. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.9 or notice of a conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.8, such Bankers' Acceptance shall be converted to a Prime Loan on its maturity date and such Libor Loan shall be converted to a U.S. Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan. The Borrower may, during the term of this Agreement, rollover a Letter of Credit in accordance with Section 3.6(e).

3.10 Notices Irrevocable

All notices delivered or deemed to be delivered by the Borrower pursuant to this Article 3 shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

3.11 Exchange Rate Fluctuations

If the Lender determines that, by reason of fluctuations in the Canadian Dollar/U.S. Dollar exchange rate, the Borrowings (determined in Cdn. Dollars) exceed the Commitment or (with Borrowings in U.S. Dollars being converted to Cdn. Dollars using the "BOFC Page" of Reuters' Monitor Money Rates Service average of the Bank of Canada noon (Toronto time) spot rate for U.S. Dollars and Canadian Dollars for the previous month as opposed to the Bank of Canada noon (Toronto time) spot rate on such day) (any such excess being the "**Excess**"), the Borrower shall, within five (5) Business Days following a demand by the Lender if the Excess is greater than 3% of the Commitment, or otherwise on the next Rollover Date or Conversion Date (a) repay sufficient Borrowings to remove the Excess, (b) deliver to the Lender either an irrevocable standby letter of credit in an amount equal to the Excess or (c) deliver to the Lender an amount in Canadian Dollars equal to the Excess and, in the latter case, such amount shall be paid into a Cash Collateral Account. Any such letter of credit shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Lender, acting reasonably. Any such monies and interest held in such Cash Collateral Account shall be applied, or any such letter of credit shall be drawn upon and the proceeds thereof shall be applied, to maturing Bankers' Acceptances or Libor Loans on the next Rollover Date or Conversion Date and any remaining amount (in the case of any cash collateral) shall be returned to the Borrower, and any such letter of credit shall be cancelled, if and when the Borrowings (determined in Cdn. Dollars) no longer exceed the amount of the Commitment, provided that no Default or Event of Default shall have occurred and be continuing at such time.

3.12 Designated Material Subsidiaries

The Borrower shall from time to time, by notice in writing to the Lender (together with reasonable particulars which demonstrate compliance with the positive covenant in Section 8.1(r)), be entitled to designate that either:

(a) a Subsidiary which is not a Material Subsidiary shall become a Designated Material Subsidiary; or

(b) a Designated Material Subsidiary shall cease to be a Material Subsidiary;

provided that the Borrower shall not be entitled to designate that a Designated Material Subsidiary shall cease to be a Material Subsidiary if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation; or

(e) such Designated Material Subsidiary falls within part (a) or (b) of the definition of "Material Subsidiary".

3.13 Extension of Term Date

The Borrower may request an extension of the then current Term Date by sending to the Lender at the Branch of Account a Request for Extension in duplicate not less than sixty (60) days and not more than ninety (90) days prior to the then current Term Date. The Lender shall advise the Borrower as to whether it agrees with any such request within thirty (30) days of receipt of the Request for Extension and if it does so it shall provide to the Borrower an offer to extend the Term Date which may be accepted by the Borrower in writing at any time up to the Business Day preceding the then current Term Date; provided such offer may not be accepted if at the time a Default or an Event of Default has occurred and is continuing. If the Borrower accepts such offer, the Term Date shall be extended for a period of 364 days from the date of such acceptance; provided that in the event the Lender does not so advise the Borrower within such thirty (30) day period, the Lender shall be deemed to have advised the Borrower that it does not agree with such request. The Borrower understands that consideration of an extension of the Term Date under this Section 3.13 constitutes an independent credit decision which the Lender retains absolute and unfettered discretion to make and that no commitment in respect thereof has been or is hereby given.

3.14 Exclusion of Certain Trust Affiliates

The Borrower shall from time to time, by notice in writing to the Lender (together with reasonable particulars which demonstrate compliance with paragraph (f) below), be entitled to designate that either:

(a) a Trust Affiliate shall cease to be a Trust Affiliate and shall thereafter become an Excluded Trust Affiliate; or

(b) an Excluded Trust Affiliate shall cease to be an Excluded Trust Affiliate and shall thereafter become a Trust Affiliate;

provided that the Borrower shall not be entitled to designate that a Trust Affiliate become an Excluded Trust Affiliate if:

(c) a Default or an Event of Default has occurred and is continuing;

(d) a Default or an Event of Default would result from or exist immediately after such a designation;

(e) such Trust Affiliate falls within part (a), (b) or (c) of the definition of "Material Subsidiary"; or

(f) such Trust Affiliate together with all other Excluded Trust Affiliates would collectively own greater than 5% of Tangible Assets of the Borrower (as determined from the more recent balance sheet of the Borrower).

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1 Mandatory Repayment of Borrowings

On the Term Date, the Commitment shall become equal to the Equivalent Amount in Canadian Dollars of Borrowings outstanding to the Lender on the Term Date. On the Maturity Date, the Borrower shall repay all Borrowings then outstanding and other amounts owing to the Lender hereunder and the Commitment shall be reduced to zero. The Borrower shall ensure that all Libor Loans, Bankers' Acceptances and Letters of Credit mature on or before the Maturity Date.

4.2 Cancellation of Commitment and Prepayment

The Borrower may, without penalty or premium, at any time and from time to time during the term of this Agreement upon at least five (5) Business Days' prior written notice substantially in the form of Schedule A, cancel all or any portion of the Commitment in minimum amounts of Cdn. $1,000,000 and whole multiples of Cdn. $100,000 thereafter; provided that on or prior to the last day of such notice period the Borrower has:

(a) **Prepaid Borrowings:** prepaid or otherwise reduced the Borrowings owing to the Lender by the amount, if any, by which the Borrowings (with any such Borrowings in U.S. Dollars being notionally converted to Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day and any such Borrowings outstanding by way of Bankers' Acceptances may be cash collateralized in accordance with Section 3.5(i)) owing to the Lender would otherwise be in excess of the amount of the Commitment immediately after the reduction of the Commitment provided for in such notice; and

(b) **Paid Interest:** paid all accrued interest and other charges and fees in respect of the applicable Borrowings being repaid or reduced as aforesaid.

Any such notice of cancellation is irrevocable and the amount of the Commitment so cancelled and reduced may not be reinstated hereunder.

4.3 Evidence of Indebtedness

The Lender shall open and maintain on the books at the Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Lender under this Agreement. The Lender shall debit therein the amount of such Borrowings and shall enter therein each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement. Solely as between the Borrower and the Lender, the accounts and records of the Lender so kept shall constitute, in the absence of manifest error, *prima facie* evidence of the Liabilities of the Borrower to the Lender pursuant to this Agreement, the date the Lender made its Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder and no Person other than the Lender shall be entitled to rely on such accounts or records for any purpose whatsoever.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1 Interest on Prime Loans

The Borrower shall pay to the Lender interest on each Prime Loan in Canadian Dollars at the Branch of Account at a rate per three hundred and sixty-five (365) days equal to the Prime Rate plus the applicable Margin. A change in the Prime Rate or the Margin will simultaneously cause a corresponding change in the interest payable on each Prime Loan. Such interest shall accrue daily based on the Prime Rate plus the applicable Margin in effect on each day and is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid or the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed and a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.2 Interest on U.S. Base Rate Loans

The Borrower shall pay to the Lender interest on each U.S. Base Rate Loan in U.S. Dollars at the Branch of Account at a rate per three hundred sixty-five (365) day period equal to the U.S. Base Rate plus the applicable Margin. A change in the U.S. Base Rate or the Margin will simultaneously cause a corresponding change in the interest payable on each U.S. Base Rate Loan. Such interest shall accrue daily based on the U.S. Base Rate plus the applicable Margin in effect on each day and is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid or the Maturity Date and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year and divided by three hundred sixty-five (365).

5.3 Interest on Libor Loans

The Borrower shall pay to the Lender interest on each Libor Loan in U.S. Dollars at the Branch of Account for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate equal to the sum of Libor plus the applicable Margin. A change in the Margin shall simultaneously cause a change in the interest payable for a Libor Loan. Such interest shall accrue daily based on Libor in effect on the first day of the Libor Interest Period for such Libor Loan and the Margin in effect on each day during such Libor Interest Period and is payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including the first day of such period but excluding the date on which such interest is payable) divided by three hundred sixty (360). The annual rates of interest to which

the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in the relevant calendar year divided by three hundred sixty (360).

5.4 Bankers' Acceptance Fees

The Borrower shall pay to the Lender fees in Canadian Dollars forthwith upon the acceptance by the Lender of each Bankers' Acceptance issued by the Borrower at a rate per three hundred sixty-five (365) day period equal to the applicable Margin calculated on the face amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by three hundred sixty-five (365). Acceptance fees payable to the Lender pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Lender and payable by the Borrower based on the Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs (including by reason of the occurrence of the Term Date), the fees paid by the Borrower in respect of such Bankers' Acceptance shall be adjusted to reflect the Margin for the remaining term of such Bankers' Acceptance and the Borrower, in the case of an increase in the Margin, shall on the next Rollover Date or Conversion Date applicable to such Bankers' Acceptance make such payments to the Lender at the Branch of Account as are necessary to reflect such change and the Lender, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to the Borrower against amounts in respect of interest or fees accruing hereunder; provided that, upon satisfaction in full of all Liabilities hereunder and cancellation of the Credit Facility in accordance herewith, the Lender shall pay to the Borrower an amount equal to any such credit which remains outstanding.

5.5 Letter of Credit Fees

(a) **Issue Fee:** The Borrower shall pay to the Lender at the Branch of Account an issue fee in Cdn. Dollars or U.S. Dollars, as applicable, with respect to Letters of Credit issued by the Lender at a rate per three hundred and sixty-five (365) period equal to the applicable Margin. Such issue fee shall be payable by the Borrower quarterly in advance, commencing on the date of issue of each Letter of Credit and thereafter on the first day of each successive three month period during the term of such Letter of Credit based upon the applicable Margin in effect on such day, and shall be calculated on the face amount of such Letter of Credit and on the basis of the number of days in such three month period; provided that if the Letter of Credit is not a direct credit substitute within the meaning of the Capital Adequacy Guidelines from time to time published by the Office of the Superintendent of Financial Institutions, as determined by the Lender in accordance with its usual and customary practices, the issue fee payable in respect of any such Letter of Credit shall be equal to [redacted] of the applicable Margin or such lesser fee as may be agreed to by the Lender from time to time (based upon any reduction in regulatory capital associated with such Letter of Credit).

(b) **Credit on Account of Fees:** If and to the extent that a Letter of Credit is drawn upon prior to the date of expiry thereof, or is terminated and returned to the

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Lender prior to such date of expiry, or the face amount thereof is reduced by the Lender prior to such date of expiry (other than through a drawing on such Letter of Credit) or any combination thereof, the Lender shall forthwith after such event and through the Branch of Account, credit the Borrower with any fees which the Borrower has paid in respect of such Letter of Credit based upon the amount of the Letter of Credit on its termination or the amount of the reduction and for the time remaining in the period for which such fees were originally paid.

5.6 Standby Fees

Prior to the Term Date, the Borrower shall pay to the Lender at the Branch of Account standby fees in Canadian Dollars payable quarterly in arrears on the third Business Day of each Fiscal Quarter of the Borrower and on the first Interest Date after the Term Date. Each payment of standby fees shall be calculated for the period commencing on and including the first day of the immediately prior Fiscal Quarter (or the date of this Agreement, in the case of the first such period), up to and including the last day of such Fiscal Quarter or the Term Date, at a rate equal to the Standby Fee Rate in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Borrowings outstanding for each day in such period from the amount of the Commitment for each such day. Such standby fees shall be calculated on the basis of the actual number of days in a year of three hundred and sixty-five (365) days. For purposes of calculating standby fees payable pursuant to this Section 5.6, the amount of Borrowings outstanding from time to time in U.S. Dollars on each day during the period for which such standby fees are payable shall be notionally converted to the equivalent amount in Cdn. Dollars at the rate of exchange in effect for purposes of determining an Equivalent Amount on such day.

5.7 Utilization Fees

Prior to the Term Date, the Borrower agrees that it shall pay to the Lender at the Branch of Account, a utilization fee, in addition to the Margin, on Borrowings if at any time and for so long as the aggregate of the Equivalent Amount in Canadian Dollars of all Borrowings hereunder is greater than [redacted] of the Commitment (an "**Overage**"). The utilization fee shall be calculated on all such Borrowings outstanding at the commencement of such Overage and on all such Borrowings made during the continuance of such Overage and shall be equal to the applicable utilization fee rate per annum set out in the table contained in the definition of Margin. The utilization fee shall be payable quarterly in arrears by the Borrower on the third Business Day of each calendar quarter and on the Term Date, as applicable, and shall be paid in Canadian Dollars. Each payment of utilization fees shall be calculated for the period commencing on and including the first day of the immediately prior calendar quarter or the date of this Agreement, as the case may be, up to and including the last day of such immediately prior calendar quarter or the Term Date but only for each day in any such period during which there was an Overage. Such utilization fees shall be calculated on a daily basis on the basis of the actual number of days elapsed in a year of three hundred sixty-five (365) days. For the purposes of calculating whether utilization fees are payable pursuant to this Section 5.7, the amount of all Borrowings outstanding on each day in U.S. Dollars shall be notionally converted to the Equivalent Amount in Canadian Dollars at the rate of exchange in effect for the purposes of determining an Equivalent Amount on such day.

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

5.8 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the Borrower shall and hereby agrees to pay to the Lender interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before 11:00 a.m. Calgary time), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Borrowing on demand, both before and after maturity, default and judgment, at a rate per annum that is equal to:

(a) if such amount is payable in Canadian Dollars, the Prime Rate plus, to the extent permitted by Applicable Law, [redacted] per annum; and

(b) if such amount is payable in U.S. Dollars, the U.S. Base Rate plus, to the extent permitted by Applicable Law, [redacted] per annum.

The Borrower hereby waives, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the *Interest Act* (Canada) or the *Judgment Interest Act* (Alberta), which may be inconsistent with this Agreement.

5.9 Maximum Rate Permitted by Law

Under no circumstances shall the Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by Applicable Law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by the Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to this Agreement or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 5.9, be a rate that is prohibited by Applicable Law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "**adjusted rate**"); and, if the Lender has received a payment or partial payment which would, but for this Section 5.9, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall comprise and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

5.10 Interest Generally

(a) Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(b) The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Lender and all interest and fees payable by the Borrower to the Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

ARTICLE 6
PAYMENT AND TAXES

6.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid in the currency in which it is due for value at or before 11:00 a.m. (Calgary time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Branch of Account.

6.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lender in its sole discretion or as directed by the Borrower, all payments made by or on behalf of the Borrower pursuant to this Agreement, prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), shall be applied by the Lender in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Expenses:** in payment of any amounts due and payable as and by way of recoverable expenses hereunder if the Borrower has failed to pay such expenses when required hereunder and such failure has continued for a period of thirty (30) days after notice of the same by the Lender to the Borrower;

(b) **Standby Fees:** in payment of any amounts due and payable as and by way of the standby fees referred to in Section 5.6;

(c) **Interest and Fees:** in payment of any amounts due and payable as and by way of interest on Borrowings pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4, 5.5 and 5.7 and interest on overdue amounts pursuant to Section 5.8; and

(d) **Other Amounts (other than Borrowings):** in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 6.2;

with the balance to be applied to repay or otherwise reduce Borrowings then due and payable.

6.3 Taxes

The Borrower shall make all payments to the Lender without set-off or counterclaim, free and clear of, and without deduction for or on account of, any Tax other than any Tax withheld by reason of the Lender not being a resident of Canada within the meaning of the *Income Tax Act* (Canada). If any Tax is deducted or withheld from any payments, other than any Tax withheld by reason of the Lender not being a resident of Canada within the meaning of the *Income Tax Act* (Canada), the Borrower shall promptly remit to the Lender the equivalent of the amounts so deducted or withheld together with the relevant official receipts or other evidence satisfactory to the Lender evidencing payment to the appropriate taxing authority of each such Tax by the Borrower. If following the making of any payment by the Borrower under this Section 6.3, the Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, the Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 6.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid.

6.4 Account Debit Authorization

The Borrower authorizes and directs the Lender, in its discretion and concurrently with notice to the Borrower, to automatically debit, by mechanical, electronic or manual means, the bank accounts of the Borrower maintained with the Lender for all amounts in respect of principal, interest and fees payable under this Agreement, recoverable expenses due and payable under Section 6.2(a) and for all charges for the keeping of any bank accounts maintained or required to be maintained by the Borrower with the Lender and which charges have been agreed to in writing between the Lender and the Borrower.

ARTICLE 7
CONDITIONS PRECEDENT TO EFFECTIVENESS OR DRAWDOWN

7.1 Conditions Precedent to Amendment and Restatement

As conditions precedent to this Agreement becoming effective, the following terms and conditions must be satisfied (the date on which the last of such conditions is satisfied being the "**Effective Date**"):

(a) **No Event of Default:** as of the Effective Date, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of the Effective Date;

(c) **Receipt of Documentation:** the Lender has received, in form and substance reasonably satisfactory to the Lender and Lender's Counsel, the following:

(i) the Loan Documents duly executed by all parties thereto and specifically including:

(A) this Agreement; and

(B) a Subordination Agreement from the Trust in respect of the Subordinated Intercompany Obligations;

(ii) a certificate of status in respect of the Borrower issued under the laws of the Province of Alberta;

(iii) a certified copy of the constating documents and by-laws of the Borrower certified by the Borrower as of the Effective Date;

(iv) a certified copy of a directors' resolution of the Borrower with respect to the relevant Loan Documents and such other matters as the Lender may reasonably require, certified by the Borrower as of the Effective Date;

(v) a certificate of the Borrower dated as of the Effective Date, setting forth specimen signatures of the individuals executing the relevant Loan Documents;

(vi) a certificate of the Borrower dated as of the Effective Date certifying that to the best of its knowledge, after due enquiry, no Material Adverse Effect has occurred;

(vii) an opinion of Messrs. Bennett Jones LLP, counsel to the Borrower, addressed to the Lender substantially in the form attached hereto as Schedule F; and

(viii) an opinion of Messrs. Macleod Dixon LLP, counsel to the Lender, addressed to the Lender in a form satisfactory to the Lender acting reasonably.

7.2 Conditions Precedent to Drawdowns

On or before the Drawdown Date for any Drawdown after the Effective Date, the following terms and conditions must be satisfied:

(a) **No Event of Default:** as of such Drawdown Date, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date (subject to Section 2.2); and

(c) **Receipt of Drawdown Request:** the Lender has received a notice requesting such Drawdown in accordance with Section 3.3.

7.3 Waiver of a Condition Precedent

The terms and conditions of Sections 7.1 and 7.2 are inserted for the sole benefit of the Lender and may be waived by the Lender in whole or in part with or without terms or conditions, in respect of all or any portion of the Drawdowns, without affecting the right of the Lender to assert such terms and conditions in whole or in part in respect of any other Drawdown.

ARTICLE 8
COVENANTS OF THE BORROWER

8.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with the Lender that:

(a) **Payment and Performance of Liabilities**: the Borrower shall pay duly and punctually all Liabilities as and when due by it hereunder and shall perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence**: subject to Section 8.2(e), the Borrower shall and shall cause each Material Subsidiary to maintain its corporate, partnership or trust existence in good standing under the laws of its jurisdiction of incorporation, amalgamation or formation and duly register and qualify and remain duly registered and qualified to do business or own or lease property or assets in each jurisdiction in which the nature of any business transacted by it or the character of any properties or assets owned or leased by it requires such registration or qualification;

(c) **Maintenance of Books and Records**: the Borrower shall and shall cause the Operator and each Material Subsidiary to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements for the Borrower and each Material Subsidiary in accordance with Generally Accepted Accounting Principles;

(d) **Annual Financial Statements**: the Borrower shall furnish to the Lender, as soon as available and in any event within 95 days (in the case of the Borrower and the Trust) or within 120 days (in the case of any Trust Affiliate) after the end of each Fiscal Year, a consolidated balance sheet as at the close of such Fiscal Year and consolidated statements of income and changes in financial position for such Fiscal Year of each of the Borrower, any Trust Affiliate (unless included within the financial statements of the Borrower) and the Trust setting forth in

comparative form the corresponding figures of the preceding Fiscal Year together with an auditor's report confirming that its examinations of such financial statements were made in accordance with generally accepted auditing standards and, accordingly, included such tests and other procedures as it considered necessary in the circumstances and that such financial statements present fairly in all material respects the financial position of each of the Borrower, any Trust Affiliate (unless included within the financial statements of the Borrower) and the Trust as the case may be, as of the close of such Fiscal Year and the results of their operations and the changes in their financial position for the Fiscal Year then ended, in accordance with GAAP (except as otherwise noted therein and consented to by the Lender, such consent not to be unreasonably withheld) and including any management letters provided by the auditors in connection with each such audit; provided that:

(i) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(d) by sending to the Lender by electronic mail the documents that are to be delivered to the Lender pursuant to this Section 8.1(d), so long as the Lender acknowledges receipt of such documents upon the delivery thereof;

(ii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(d) for furnishing financial statements of the Trust if, within such 95 day period referred to above, the Borrower posts such financial statements on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com and notifies the Lender of same; and

(iii) the Borrower shall not be required to deliver audited financial statements of the Borrower if, within such 95 day period referred to above, it delivers a balance sheet, a statement of income and a statement of cash flows in each case of the Borrower which are substantially the same in all material respects as those corresponding statements included in the audited financial statements of the Trust (after eliminating for consolidation any intercompany amounts owing among the Borrower, the Trust and any Subsidiary of the Borrower or the Trust);

(e) **Quarterly Financial Statements**: the Borrower shall furnish to the Lender, as soon as available and in any event within 50 days (in the case of the Borrower and the Trust) or within 60 days (in the case of any Trust Affiliate) after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, an unaudited consolidated balance sheet as at the end of such Fiscal Quarter and unaudited consolidated statements of income and cash flows of each of the Borrower, any Trust Affiliate (unless included within the corresponding statements of the Borrower) and the Trust prepared in accordance with GAAP consistently applied; provided that:

(i) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(e) by sending to the Lender by electronic mail the documents that are to be delivered to the Lender pursuant to this Section 8.1(e), so long as the Lender acknowledges receipt of such documents upon the delivery thereof; and

(ii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(e) for furnishing financial statements of the Trust if, within such 50 day period referred to above, the Borrower posts such financial statements on SEDAR at www.sedar.com and notifies the Lender of same;

(f) **Quarterly Compliance Certificate**: the Borrower shall furnish to the Lender, concurrently with the provision of the financial statements of the Borrower pursuant to Sections 8.1(d) and 8.1(e), and effective as of the last day of the Fiscal Year or each Fiscal Quarter, as applicable, a duly executed and completed Compliance Certificate; provided that the Borrower may satisfy the delivery requirements set forth in this Section 8.1(f) by sending to the Lender by electronic mail the document that is to be delivered to the Lender pursuant to this Section 8.1(f), so long as the Lender acknowledges receipt of such documents upon the delivery thereof and the Borrower promptly executes and delivers to the Lender an originally signed copy of each such document;

(g) **Other Reports**: the Borrower shall furnish to the Lender, promptly upon transmission thereof, all financial statements, proxy statements, information circulars, notices and reports as the Trust shall send to the holders of the trust units and copies of all prospectuses filed by the Trust with Canadian or United States securities regulatory authorities, registration statements and all material change reports which the Trust files with any Canadian or United States securities regulatory authorities; provided that:

(i) any material change report which is filed on a confidential basis does not need to be furnished to the Lender unless and until there is a determination by the Borrower or the applicable regulatory authority that such report is no longer confidential;

(ii) the Borrower may satisfy the delivery requirements set forth in this Section 8.1(g) by sending to the Lender by electronic mail the documents that are to be delivered to the Lender pursuant to this Section 8.1(g), so long as the Lender acknowledges receipt of such documents upon the delivery thereof; and

(iii) the Borrower shall be deemed to have satisfied the delivery requirements set forth in this Section 8.1(g) if it promptly posts such documents on SEDAR at www.sedar.com and notifies the Lender of same;

(h) **Provision of Information and Right of Inspection**: the Borrower shall provide to the Lender such information relating to the business affairs, operations and financial condition of each of the Borrower, each Material Subsidiary, the Operator, the Trust or the Syncrude Project as the Lender may reasonably request (provided that with respect to any such information regarding the Operator and the Syncrude Project which the Borrower does not have in its possession, it shall only be required to provide such information as it is entitled to obtain and disclose in respect of the Operator or the Syncrude Project) and permit any Person designated in writing by the Lender, at the Borrower's expense after the occurrence of an Event of Default, to examine the books and financial records of the Borrower and subject to any confidentiality restrictions binding upon the Borrower, to discuss the affairs, finances and accounts of the Borrower, each Material Subsidiary, the Operator, the Trust and the Syncrude Project, all at such reasonable times and as often as may be reasonably requested; provided, however, that such Person or Persons representing the Lender shall hold all information obtained as a result thereof in strict confidence for the use of the Lender in the conduct of its business related to the transactions contemplated by this Agreement;

(i) **Payment of Taxes**: the Borrower shall and shall cause each Material Subsidiary to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect and provide adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax, the payment of which is being contested;

(j) **Insurance**: the Borrower shall and shall cause each Material Subsidiary to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries, and providing such coverages, as would be customarily maintained by Persons of comparable size and financial standing to the Borrower and the Material Subsidiaries engaged in the same or similar business in the localities where such properties and operations are located, provided that the Borrower and its Material Subsidiaries may elect to self-insure human resource benefits and related matters where the Borrower, acting reasonably, determines that self-insurance is appropriate and in accordance with good industry practice for Persons of a comparable size and financial standing to the Borrower and the Material Subsidiaries and neither the Borrower nor any Material Subsidiary shall be required to keep insured any of its property in respect of which insurance is being provided by others for its benefit;

(k) **Payment of Other Obligations**: the Borrower shall pay or cause to be paid all rents, royalties and other obligations to pay money validly imposed upon it or any Subsidiary, or upon its or their properties (including, without limitation, the Syncrude Interest) or any part thereof, as and when the same become due and

payable except to the extent failure to pay does not have and will not with the passage of time have a Material Adverse Effect;

(l) **Compliance With Laws and Regulations; Maintenance of Permits**: the Borrower shall and shall cause each Subsidiary to:

(i) comply with and manage and operate the Syncrude Project in compliance with all Applicable Laws, rules, regulations and orders of Governmental Authorities, including, without limitation, Environmental Laws;

(ii) observe and conform to all valid requirements, including Governmental Actions, of any Governmental Authority relative to any of its properties or assets and all covenants, terms and conditions of all agreements upon or under which any of its properties and assets are held;

(iii) keep and maintain in effect and comply with all permits, approvals, licences and authorizations with any Governmental Authority which are required in connection with its business or operations including, without limitation, in relation to the Syncrude Project; and

(iv) store, treat, transport or otherwise handle and dispose of product, all hazardous materials and waste owned, managed or controlled by it in compliance with all Environmental Laws;

except to the extent failure to so possess or comply or failure to so observe and conform does not have and will not with the passage of time have a Material Adverse Effect;

(m) **Notice of Certain Events**: the Borrower shall provide the Lender with prompt written notice of:

(i) the occurrence of any Default or Event of Default after a senior officer of the Borrower becomes aware that such Default or Event of Default has occurred and is continuing;

(ii) any actions, suits, litigation or other proceedings of which the Borrower has knowledge which are commenced against the Borrower, any Material Subsidiary, the Operator or the Syncrude Project and which, if adversely determined, will have or will with the passage of time have a Material Adverse Effect or which involve a claim of which the Borrower's and any Material Subsidiaries' share is in excess of Cdn. $75,000,000;

(iii) the discovery of any contaminant or of any Release from or upon the land or property of the Borrower, any Subsidiary or the Operator of which it has knowledge and which does or will with the passage of time have a Material Adverse Effect;

(iv) any Governmental Action of which the Borrower is actually aware that has been issued or made by any Governmental Authority to the effect that the Borrower, any Subsidiary or the Operator has failed to comply in any respect with any Environmental Laws or requiring any remediation, stop work, cleanup or otherwise where the failure to comply has or will with the passage of time have a Material Adverse Effect; or

(v) any matter of which it is actually aware that has or will with the passage of time have a Material Adverse Effect;

(n) **Environmental Indemnity**:

(i) the Borrower shall forthwith on demand fully indemnify, defend and save the Lender and its directors, officers, employees and agents, and any of them, (in this Section 8.1(n)) any one or more or all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages, judgments, suits, awards, fines, sanctions, liabilities and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out-of-pocket expenses and costs of preparing any necessary environmental assessment report or other such report) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower, the Material Subsidiaries or their property or the property of others where the Borrower or the Material Subsidiaries would be reasonably likely to have any liability in respect thereof under Applicable Law and any remedial action taken by the Lender in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 8.1(n) as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obliged to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the gross negligence or wilful misconduct of the Lender or of its directors, officers, employees and agents. The Borrower acknowledges that the Lender is entering into the provisions of this Section 8.1(n)(i) on its own behalf and as agent and trustee for its directors, officers, employees and agents;

(ii) if any claim (in this Section 8.1(n) referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any such notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party unless such failure adversely and materially affects the Borrower's ability to defend, object to, oppose or contest that Claim;

(iii) the Borrower shall at all times have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will co-operate in such defense on a reasonable basis; provided that the Indemnified Party shall have the right to participate in the defense or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that subject to Section 8.1(n)(iv) the fees and disbursements of such other counsel shall be paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 8.1(n)(iii), it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld or delayed. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent;

(iv) the Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Lender on behalf of each Indemnified Party; and

(v) the provisions of this Section 8.1(n) shall survive the repayment of the Borrowings and cancellation of the Credit Facility;

(o) **Rating Change**: the Borrower shall promptly advise the Lender if Moody's or Standard & Poor's changes, discontinues, suspends or puts on review for a potential downgrade the Debt Rating provided by each of them;

(p) **Ranking with Other Debt**: the Borrower shall ensure that at all times, all of its payment obligations hereunder and under any of the Loan Documents rank at least *pari passu* in right of payment with the other unsecured and unsubordinated indebtedness for borrowed money of the Borrower (except for such claims as may be preferred by operation of Applicable Law);

(q) **Certain New Subsidiaries**: the Borrower shall:

(i) as soon as reasonably practicable, give written notice to the Lender of the creation or acquisition of any Material Subsidiary (including any Trust Affiliate) created or acquired after the date hereof, together with an

updated Schedule K and such other information as the Lender may reasonably require;

(ii) in the case of a new Trust Affiliate, cause such Trust Affiliate to promptly, but in any event within 30 days after delivery of the notice under (i) above, deliver an Affiliate Guarantee (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Lender, acting reasonably); and

(iii) as soon as reasonably practicable, give written notice to the Lender of the creation, acquisition or existence of any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is or will become owed or entitled to receive Subordinated Intercompany Obligations in excess of $5,000,000 in the aggregate, and cause such Subsidiary or Excluded Trust Affiliate to promptly, but in any event within 30 days after delivery of the foregoing notice, become party to a Subordination Agreement;

(r) **Assets of Borrower and Material Subsidiaries**: the Borrower shall ensure that, at all times, at least 85% of the Tangible Assets of the Trust (as determined from the most recent balance sheet of the Trust) shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries; and if at any time less than 85% of the Tangible Assets of the Trust are legally, beneficially and directly owned by the Borrower and Material Subsidiaries, the Borrower shall promptly, and in any event within thirty (30) days after any such occurrence, designate another Subsidiary which is not then a Material Subsidiary to be a Designated Material Subsidiary pursuant to Section 3.12 to the extent required to ensure that, after such designation, 85% or more of the Tangible Assets of the Trust shall be legally, beneficially and directly owned by the Borrower and Material Subsidiaries;

(s) **Assets of Excluded Trust Affiliates**: the Borrower shall ensure that, at all times, no more than 5% of the Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower) shall be legally, beneficially and directly owned by the Excluded Trust Affiliates; and if at any time more than 5% of the Tangible Assets of the Borrower are legally, beneficially and directly owned by the Excluded Trust Affiliates, the Borrower shall promptly and in any event within 30 days after such occurrence, designate an Excluded Trust Affiliate to be a Trust Affiliate pursuant to Section 3.14 to the extent required to ensure that, after such designation, no more than 5% of the Tangible Assets of the Borrower shall be legally, beneficially and directly owned by the Excluded Trust Affiliates; and

(t) **Compliance by Operator**: subject to Section 8.3, the Borrower shall use commercially reasonable efforts to cause the Operator to comply with obligations equivalent to those contained in Sections 8.1(b), 8.1(i), 8.1(k) and 8.1(l).

8.2 Negative Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with the Lender that it shall not, and shall not permit any Material Subsidiary to:

(a) **Change of Business**:

(i) engage in any business which it is not permitted to engage in pursuant to its articles and bylaws (in the case of a corporation), its partnership agreement (in the case of a partnership) or its trust indenture (in the case of a trust); or

(ii) materially change the nature of their business or operations (taken as a whole) from the holding of Oil Sands Interests, and for the purposes hereof, Oil Sands Interests means interests of any nature and kind in and to, or related, connected or ancillary to, oil sands and the exploration for, and production, extraction, transporting, upgrading, refining and marketing of oil sands, crude bitumen, derivatives of crude bitumen and other related petroleum products, including, without limitation:

(A) licenses and leases to produce oil sands;

(B) interests in the Syncrude Project;

(C) assets and facilities of any kind used in connection with or ancillary to the foregoing, including, without limitation:

(1) assets and facilities used in production and extraction operations, whether mining or in situ operations and including SAGD and other thermal and non-thermal recovery operations;

(2) pipeline and transportation facilities;

(3) electricity or power generating assets; and

(4) upgrading and refining facilities;

(b) **Asset Disposition**: sell, assign, transfer, convey, surrender, exchange, lease, sub-lease or otherwise dispose of any or all of its right, title, estate and interest in or to all or any part of its property, including, without limitation, the Syncrude Interest, if any such disposition has or will with the passage of time have a Material Adverse Effect;

(c) **Negative Pledge**: without the consent of the Lender, such consent not to be unreasonably withheld, create, incur, assume or permit to exist any Security Interest upon or with respect to any of its property, including, without limitation, the Syncrude Interest except for Permitted Encumbrances;

(d) **Distributions**: make any Distribution if a Default or Event of Default has occurred and is continuing;

(e) **Reorganizations**: enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound (by operation of law or otherwise) by or have expressly assumed all the covenants and obligations of the Borrower or Material Subsidiary (as applicable) under the Loan Documents to which it is a party; and

(B) such Loan Documents will be valid and binding obligations of the Successor, enforceable against the Successor and entitling the Lender, as against the Successor, to exercise all its rights under such Loan Documents;

and provided that the Successor shall also execute and deliver to the Lender such documents (including legal opinions of counsel to the Successor), if any, as may, in the reasonable opinion of the Lender, be necessary to effect or establish (A) and (B) above;

(ii) in the case of the Borrower only, the Successor is a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada;

(iii) in the case of the Borrower only, the Lender, acting reasonably, shall be satisfied with the creditworthiness of the Successor; provided that the Lender shall be deemed to be satisfied with the creditworthiness of the Successor if the Successor's long term unsecured and unsubordinated debt is rated at least Investment Grade;

(iv) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lender hereunder and under any other Loan Documents in any material respect; and

(v) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

(f) **Transfer or Encumbering of Trust Royalties**: without the consent of the Lender, such consent not to be unreasonably withheld, consent or agree to any

sale, disposition or other transfer of the Trust Royalties or the creation of any Security Interest therein (except to or in favour of a Subsidiary of the Trust and then only if the transferee is party to a Subordination Agreement);

(g) **Mining Reclamation Trust**: without the consent of the Lender, such consent not to be unreasonably withheld, withdraw amounts from the Mining Reclamation Trust, except for the purposes of paying the "Beneficiary's Syncrude Mining Reclamation Obligations" (as defined in the Mining Reclamation Trust in existence on the date hereof or the equivalent concept in any Mining Reclamation Trust established after the date hereof), if such withdrawals would cause the amounts in the Mining Reclamation Trust to be below the "Beneficiary's Estimated Syncrude Mining Reclamation Obligations" (as defined in the Mining Reclamation Trust Funding Agreement or the equivalent concept in any Mining Reclamation Trust established after the date hereof);

(h) **Withdrawal**: permit the Borrower or any Material Subsidiary to become a "Withdrawing Participant" under and as defined in Article 12 of the Ownership and Management Agreement;

(i) **Swaps**: enter into or otherwise become a party to or be obligated under any Currency Swap, Commodity Swap, Interest Rate Swap or other similar agreement ordinarily used for the purpose of hedging currency risk, commodity price risk or interest rate risk which is outside the ordinary course of its business or for speculative purposes;

(j) **Borrowing from Certain Affiliates**: borrow any money from the Trust, any Trust Affiliate (other than a Guarantor) or any Subsidiary which is required to become party to a Subordination Agreement pursuant to Section 8.1(q) unless such indebtedness is subordinated and postponed to the Liabilities of the Borrower hereunder and certain other Liabilities pursuant to and as contemplated by a Subordination Agreement; and

(k) **Indebtedness of Material Subsidiaries**: permit any Material Subsidiaries which are not Guarantors to incur, assume, create or become in any way liable for (including by way of Guarantee) any obligation, liability or indebtedness which would be considered to be Consolidated Debt in an amount exceeding, in the aggregate, 2% of Tangible Assets of the Borrower (as determined from the most recent balance sheet of the Borrower); provided that if an Affiliate Guarantee (together with a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Lender, acting reasonably) is given by a Guarantor to ensure compliance with this Section 8.2(k) and thereafter the Borrower requests the release of such Affiliate Guarantee and provides an officer's certificate confirming compliance with this Section 8.2(k), then the Lender shall promptly release such Affiliate Guarantee so long as (i) no Default or Event of Default has occurred and is continuing and (ii) the release of such Guarantee will not result in a Default or Event of Default under this Section 8.2(k) as a consequence of such release.

8.3 Operator

Wherever the Borrower, by express language or by implication, has agreed in any Loan Document to cause the Operator to take or refrain from taking any action, or otherwise to effect any dealing in respect of the Syncrude Project and related assets, such agreement shall operate so as only to require the Borrower to take or cause to be taken such action as may be available to it in the commercially reasonable exercise of its and any Trust Affiliate's rights and remedies as a party to the Ownership and Management Agreement holding the Syncrude Interest including, without limitation, exercise of any voting rights under the Ownership and Management Agreement, but for greater certainty no such agreement shall obligate the Borrower to commence legal, administrative or similar proceedings against the Operator or any other Person; provided that the Borrower shall not be relieved of any such obligation in respect of the Operator if the result of such inability to cause the Operator to take or refrain from taking any action or otherwise to effect any dealing in respect of the Syncrude Project does or will with the passage of time materially and adversely affect the Borrower's ability to perform its financial obligations to the Lender under this Agreement.

8.4 Financial Covenant

During the term of this Agreement, the Borrower covenants and agrees with the Lender that the Borrower shall ensure that, as at the end of each Fiscal Quarter, Consolidated Debt is not greater than 60% of Total Capitalization as at such date; provided that such percentage may be exceeded for a period not to exceed four consecutive Fiscal Quarters but only if (a) such percentage does not exceed 65% during such period and (b) the incurrence of Consolidated Debt to finance a Material Acquisition was the sole cause of such percentage exceeding 60%.

8.5 Special Provisions Regarding Talisman Minority Interest

Notwithstanding any other provision of this Agreement, the Lender acknowledges and agrees that:

(a) the Borrower's ability to comply with certain of the representations and warranties in Article 2 and certain of the covenants in Article 8, in each case with respect solely to the Subsidiary Partnership, may be affected by the Talisman Minority Interest and such covenants are qualified if and to the extent that the Talisman Minority Interest prevents strict compliance with such covenants; and

(b) if the Talisman Minority Interest is acquired directly or indirectly by the Trust, the above provisions of this Section 8.5 shall cease to apply.

ARTICLE 9
EVENTS OF DEFAULT

9.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Payments**: the failure of the Borrower to pay or otherwise reduce the Borrowings or any portion thereof when due for payment or other reduction hereunder for a period of one (1) Business Day after written notice from the Lender to the Borrower that such amount is due or overdue;

(b) **Repayment of Other Amounts**: the failure to pay amounts due hereunder (other than amounts due by way of a prepayment or other reduction of Borrowings) for a period of five (5) Business Days after written notice from the Lender to the Borrower that such amount is due or overdue;

(c) **Covenants**: if there is a breach or failure of due performance by the Borrower or any Subsidiary of any covenant or provision of any of the Loan Documents (other than those otherwise dealt with in this Section 9.1), unless such breach or failure is cured to the satisfaction of the Lender, acting reasonably, within twenty (20) Business Days after written notice thereof by the Lender to the Borrower;

(d) **Representations and Warranties:** if any representation or warranty made by the Borrower or any Subsidiary in Article 2 or any other Loan Document or certificate or document shall prove to have been incorrect in any material respect when made or deemed to be made hereunder or thereunder and such incorrectness, if capable of being remedied, is not remedied to the satisfaction of the Lender, acting reasonably, within twenty (20) Business Days after written notice thereof by the Lender to the Borrower;

(e) **Cross Default**: if the Borrower or any Material Subsidiary is in default under any term or provision of any agreement evidencing indebtedness for borrowed money (including any agreement evidencing a Capital Lease or a Swap but excluding this Agreement) between itself and any Person (which, for purposes hereof, shall include any lessor under a Capital Lease or any counterparty under a Swap) and either:

(i) as a result of such default such Person shall have the right to accelerate the repayment of any such indebtedness; or

(ii) such Person shall have accelerated the repayment of any such indebtedness; or such Person shall have demanded repayment of any indebtedness for borrowed money which is repayable on demand and is owing to it by the Borrower;

and either such indebtedness arises under the Syndicated Credit Facility or the aggregate amount of all such indebtedness outstanding at any one time to which all such defaults or demands relate is in excess of Cdn. $75,000,000;

(f) **Cease to Carry on Business**: subject to Section 8.2(e), if the Borrower, any Material Subsidiary or the Operator ceases to carry on business or takes affirmative action to cease to carry on business, unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and

Management Agreement within 30 days after the occurrence of the foregoing event;

(g) **Voluntary Insolvency**: if the Borrower, any Material Subsidiary or the Operator shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) make a general assignment for the benefit of creditors;

(iii) commence any case, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(iv) take corporate action for the purpose of effecting any of the foregoing;

unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(h) **Involuntary Insolvency**: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower, any Material Subsidiary or the Operator seeking in respect of the Borrower, any Material Subsidiary or the Operator an adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower, any Material Subsidiary or the Operator or of all or any substantial part of its assets, or any other like relief in respect of the Borrower, any Material Subsidiary or the Operator under any bankruptcy or insolvency law and, if such case, proceeding or other action is being contested by the Borrower, any Material Subsidiary or the Operator in good faith, the same shall continue undismissed or unstayed and in effect, for any period of thirty (30) consecutive days (or such longer period, not exceeding sixty (60) days, as is required to dismiss or stay or render ineffective such case, proceeding or other action); provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against the Borrower, any Material Subsidiary or the Operator thereunder in the interim and such order, decree or judgment is not stayed or discharged within ten (10) days of it being granted, such grace period shall cease to apply, unless, in the case of the Operator, it is removed and replaced as

operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(i) **Other Insolvency Events**: if the Borrower, any Material Subsidiary or the Operator shall:

(i) be unable, or admit in writing its inability or failure, to pay its debts generally as they become due; or

(ii) commit or threaten to commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or any statute passed in substitution therefor, as amended from time to time;

unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(j) **Disposition of Assets**: subject to section 8.2(e), if the Borrower, any Material Subsidiary or the Operator shall pass an effective resolution authorizing the disposition of all or substantially all of its property, assets and undertakings, unless, in the case of the Operator, it is removed and replaced as operator under the Ownership and Management Agreement within 30 days after the occurrence of the foregoing event;

(k) **Change in Ownership**: subject to Section 8.2(e), if the Trust ceases (i) to own and control, directly or indirectly, all of the outstanding shares in the Borrower or (ii) to own and control, directly or indirectly, all of the outstanding shares, partnership interests or beneficial interests, as applicable, in each Material Subsidiary (except for the Subsidiary Partnership unless the Talisman Minority Interest has been acquired directly or indirectly by the Trust);

(l) **Judgments**: if a final judgment or judgments for the payment of money shall be rendered against the Borrower or any Material Subsidiary in an amount in excess of Cdn. $75,000,000 or against the Operator where the Borrower's Working Interest share of such judgment exceeds Cdn. $75,000,000 and the same shall remain undischarged for a period of twenty (20) Business Days during which such judgment or judgments shall not be on appeal or execution thereof shall not be effectively stayed;

(m) **Writs**: if a writ, execution, attachment or similar process is issued or levied against any part of the property of the Borrower, any Material Subsidiary or the Operator in connection with any judgment or judgments against the Borrower, Material Subsidiary or the Operator in connection with any judgment for non-payment of any Tax, in the case of the Borrower or any Material Subsidiary aggregating in excess of Cdn. $75,000,000 or, in the case of the Operator where the Borrower's Working Interest share of such process exceeds Cdn. $75,000,000 and such writ, execution, attachment or similar process remains undischarged or unreleased for a period of twenty (20) Business Days;

(n) **Encumbrancers**: if an encumbrancer or lienholder lawfully takes possession of any property of the Borrower, any Material Subsidiary or the Operator having a value in excess of Cdn. $75,000,000 in the case of the Borrower or any Material Subsidiary, or where the Borrower's Working Interest share of such property exceeds Cdn. $75,000,000 in the case of the Operator and such possession continues for a period of twenty (20) Business Days or is not stayed within such twenty (20) day period;

(o) **Invalid Loan Documents**: if, for a period of twenty (20) Business Days after notice thereof to the Borrower, any of the Loan Documents or any material provision thereof continues to be invalid or unenforceable and the same is not cured to the satisfaction of the Lender acting reasonably;

(p) **Termination of Joint Venture**: if the Joint Venture is terminated; or

(q) **Change of Control**: if a Change of Control occurs which (i) results in a downgrade in the Debt Rating from Moody's or Standard & Poor's below Investment Grade and (ii) has not been consented to by the Lender, such consent not to be unreasonably withheld.

9.2 Acceleration

Upon the occurrence of any Event of Default which has not been remedied or waived, the Lender may:

(a) **Termination**: by written notice to the Borrower, declare the Commitment and the right of the Borrower to apply for further Rollovers or Conversions to be terminated; and

(b) **Acceleration Notice**: by written notice to the Borrower (an "**Acceleration Notice**"), declare all Borrowings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit and all other Liabilities (whether matured or unmatured) of the Borrower to the Lender hereunder and under the other Loan Documents to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

provided that upon the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), the Commitment shall automatically terminate and all Borrowings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit and other Liabilities hereunder and under the other Loan Documents shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h), or at the time stated in an Acceleration Notice, the Borrower shall pay to the Lender all amounts owing or payable in respect of all Borrowings (including the face amount of all Bankers' Acceptances and the undrawn amount of all outstanding Letters of Credit) and other Liabilities hereunder and under the other Loan Documents, failing which all rights and remedies of the

Lender under the Loan Documents shall thereupon become enforceable. All such amounts paid in respect of Bankers' Acceptances and Letters of Credit shall be held by the Lender in a Cash Collateral Account for set-off against present and future indebtedness owing by the Borrower to the Lender in respect of such Bankers' Acceptances and Letters of Credit.

9.3 Remedies on Default

After the occurrence of an Event of Default, the Lender may take such actions and commence such proceedings as the Lender in its sole discretion may determine all without any additional notice, presentation, demand or protest, all of which the Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law). The rights and remedies of the Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Lender may, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) **Specific Performance**: the specific performance of any covenant or agreement contained in the Loan Documents;

(b) **Injunction**: enjoining a violation of any of the terms of the Loan Documents;

(c) **Assistance**: aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) **Judgment**: obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

9.4 Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default and in addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, the Lender and its Affiliates are authorized at any time and from time to time thereafter, without notice to the Borrower or to any other Person (any such notice being expressly waived by the Borrower), to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final) and any other Liabilities at any time held by or owing by the Lender or Affiliate to or for the credit of or the account of the Borrower or any Guarantor against and on account of the Borrowings (including the face amount of all Bankers' Acceptances and outstanding Letters of Credit) and other Liabilities of the Borrower to the Lender under this Agreement and the other Loan Documents, including, without limitation, all claims of the Lender of any nature or description arising out of or connected with this Agreement and the other Loan Documents, irrespective of whether the Lender has made any demand under this Agreement or any of the other Loan Documents and whether such obligations, liabilities or claims of the Borrower are contingent or unmatured.

9.5 Application of Payments Following Acceleration

Except as otherwise agreed to by the Lender in its sole discretion, any sum received by the Lender from or in respect of the Borrower at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 9.1(g) or 9.1(h) which the Lender is obliged to apply in or towards satisfaction of sums due from the Borrower hereunder shall be applied by the Lender in accordance with amounts owed to the Lender in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Lender's Expenses**: to the Lender in respect of amounts due and payable as and by way of recoverable expenses hereunder;

(b) **Interest and Fees**: to the Lender in accordance with amounts owed to the Lender in respect of amounts due and payable as and by way of interest pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4, 5.5 and 5.7, interest on overdue amounts pursuant to Section 5.8 and standby fees pursuant to Section 5.6;

(c) **Other Amounts (other than Borrowings)**: to the Lender in accordance with amounts owed to the Lender in respect of any amount (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 9.5;

(d) **Borrowings**: in or towards repayment to the Lender of the Borrowings then outstanding hereunder; and

(e) **Balance**: to the Borrower or as otherwise required by Applicable Law.

9.6 Lender May Perform Covenants

If the Borrower shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Lender may, with prior notification to the Borrower, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds. If the Lender elects to effect such observance or performance, the Lender shall not be liable for any failure or deficiency in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith, except to the extent the Lender is grossly negligent or acts with wilful misconduct. All amounts so paid by the Lender hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 5.8 from and including the date paid by the Lender hereunder to but excluding the date such amounts are repaid in full by the Borrower.

9.7 Waiver of Default

Any single or partial exercise by the Lender of any right or remedy for a Default or Event of Default shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or

remedy to which the Lender may be lawfully entitled for the same Default or Event of Default, and any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent Default or Event of Default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the Lender's rights or remedies under the Loan Documents.

9.8 Cash Collateral Accounts

(a) **Bankers' Acceptances and Letters of Credit**: Upon the occurrence of an Event of Default and for so long as such Event of Default is continuing, the Borrower shall forthwith pay to the Lender, for deposit in a Cash Collateral Account, an amount equal to (i) in respect of Bankers' Acceptances, the face amount of any outstanding Bankers' Acceptances, and (ii) in respect of Letters of Credit, an amount equal to the undrawn amount of all outstanding Letters of Credit.

(b) **Application of Cash Collateral**: Upon the occurrence of an Event of Default and for so long as such Event of Default is continuing or upon receipt of cash collateral by the Lender pursuant to Section 3.11, 3.5(i), 3.6(f) or 9.8(a), and in addition to any other rights or remedies of the Lender hereunder, the Lender shall thereafter be entitled to deposit and retain in a Cash Collateral Account (which the Borrower irrevocably directs the Lender to apply and set-off such amounts against any amounts outstanding under the Loan Documents) any such amounts which are received by the Lender from the Borrower to the extent that, and for so long as, such amounts may be required to satisfy any outstanding Bankers' Acceptances or Letters of Credit.

ARTICLE 10
EXPENSES AND INDEMNITIES

10.1 Reimbursement of Expenses

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Lender by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Lender. The Borrower agrees to pay promptly to the Lender on demand:

(a) all reasonable legal fees and other reasonable out-of-pocket expenses incurred or which may hereafter be incurred from time to time by the Lender in respect of the documentation, creation, preparation, registration, negotiation, execution, publication, amendment and administration of the Loan Documents including, without limitation, costs associated with electronic distribution of information and any stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents); and

(b) all expenses (including legal fees on a solicitor and his own client basis) which are incurred from time to time by the Lender in respect of the enforcement of the Loan Documents.

All amounts required to be paid by the Borrower pursuant to this Section 10.1 shall be paid notwithstanding no Borrowings are advanced hereunder.

10.2 Increased Cost

If the introduction of, any change in or the implementation of any Applicable Law (including any capital adequacy requirement but excluding any taxes on the overall net income of the Lender or upon the overall capital of the Lender), regulation, treaty or official directive now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by the Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) (individually, a "**Circumstance**"):

(a) subjects the Lender to any Tax, or changes the basis of taxation of payments due to the Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to the Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by the Lender, or deposits of or for the account of the Lender, or loans by the Lender, or any other acquisition of funds for loans by the Lender or commitments by the Lender to fund loans or obligations of the Lender in respect of bankers' acceptances accepted by the Lender or letters of credit issued by the Lender; or

(c) imposes on the Lender any other condition with respect to this Agreement;

and the result thereof is, in the sole determination of the Lender acting reasonably and in good faith, to increase the cost to the Lender or to reduce the income receivable by the Lender in respect of a Borrowing, the Lender shall promptly notify the Borrower and the Borrower shall pay to the Lender from time to time that amount which compensates the Lender for such additional cost or reduction in income from time to time ("**Additional Compensation**") on the next Libor Interest Date in the case of a Libor Loan, the date of issuance of any Bankers' Acceptances or Letter of Credit or on the next Interest Date in any other case (and each successive Libor Interest Date, date of issuance or Interest Date, if applicable) unless the Lender knew, on the date of execution of this Agreement, of such Circumstance and the likely result thereof. The Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 10.2 for any period prior to the date which is three (3) months prior to the date on which the Lender gives notice to the Borrower that such Additional Compensation is so accruing (unless the Circumstance giving rise to such Additional Compensation is retroactive in effect). A photocopy of the relevant law, regulation, treaty, official directive or regulatory requirement (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate by a duly authorized officer of the Lender

(prepared in good faith) setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Lender to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. If the Lender notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Lender at the Branch of Account, to make payment in full to the Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued but unpaid interest and fees in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

10.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, makes it unlawful or prohibited for the Lender (in its sole opinion acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may by written notice to the Borrower terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings within fifteen (15) Business Days together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Lender such Borrowings forthwith into another basis of Borrowing available under this Agreement.

10.4 Substitute Basis of Borrowing

(a) **Respecting Libor Loans:** If, on or prior to any Interest Determination Date in respect of a Libor Loan, the Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(i) adequate and fair means do not exist for ascertaining the rate of interest on such Libor Loan;

(ii) the cost to the Lender of making, funding or maintaining such Libor Loan does not accurately reflect the effective cost to the Lender thereof and the costs to the Lender are increased or the income receivable by the Lender is reduced in respect of such Libor Loan;

(iii) the making or the continuation of such Libor Loan or a portion of such Libor Loan by the Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(iv) deposits in U.S. Dollars are not available to the Lender in the London interbank market in sufficient amounts in the ordinary course of business

for the applicable Libor Interest Period to make, fund or maintain such Libor Loan during such Libor Interest Period;

then, the Lender shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and the Lender shall not thereafter be obligated to provide such Libor Loan. The Borrower shall thereupon forthwith notify the Lender as to the substitute basis of Borrowing available under this Agreement which it has selected for such Libor Loan. If the Borrower has not so notified the Lender, such Libor Loan shall automatically be converted into a U.S. Base Rate Loan for all purposes under this Agreement on the date falling two (2) Banking Days subsequent to such Interest Determination Date.

(b) **Respecting Bankers' Acceptances:** If, on or prior to any Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, the Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon the Borrower) that:

(i) adequate and fair means do not exist for ascertaining the Discount Rate for such Bankers' Acceptances; or

(ii) there no longer exists an active market for bankers' acceptances accepted by the Lender;

then, the Lender shall promptly notify the Borrower in writing of such determination setting forth the basis of such determination and the Lender shall not thereafter be obligated to accept such Bankers' Acceptances. The Borrower shall thereupon forthwith notify the Lender as to the substitute basis of Borrowing available under this Agreement which it has selected for such Bankers' Acceptances. If the Borrower has not so notified the Lender, such Bankers' Acceptances shall automatically be converted into a Prime Loan for all purposes under this Agreement on the applicable Drawdown Date, Rollover Date or Conversion Date relating to such Bankers' Acceptances.

10.5 Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, the Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, the Borrower shall indemnify the Lender for any loss or expense incurred by the Lender as a direct result thereof including, without limitation, any loss of profit or expenses the Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by the Lender to maintain the Libor Loan or any increased interest or other charges payable to the Lender of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by the Lender relative thereto. A certificate of the Lender (acting reasonably and prepared in good faith) submitted by the Lender setting out the basis for the

determination of the amount necessary to indemnify the Lender shall be *prima facie* evidence thereof.

10.6 General Indemnity

(a) The Borrower hereby covenants with the Lender that it shall at all times hereafter keep the Lender indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against the Lender and all costs, losses, liabilities, damages and expenses (including all reasonable legal fees on a solicitor and his own client basis) incurred by the Lender in any way relating to, arising out of, or incidental to the Credit Facility or any Default or Event of Default, except to the extent such losses result from the gross negligence or wilful misconduct of the Lender. If and for so long as no Default or Event of Default has occurred and is continuing, the Borrower, at its option, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of and taking into account the best interests of the Lender. If the Lender shall determine in good faith that the defence of any such suit, action or proceeding is not being conducted in the best interests of the Lender, the Lender shall on notice to the Borrower be entitled to take over the sole conduct of the defence of such suit, action or proceeding and the Borrower shall continue to be obligated to indemnify the Lender in respect of any legal fees and disbursements thereafter incurred in respect of such suit, action or proceeding. The provisions of this Section shall survive the repayment of the Borrowings and cancellation of the Credit Facility.

(b) The provisions of Section 10.6(a) are not intended to and do not cover successful claims by the Borrower with respect to a breach of the Lender's obligations under this Agreement. No indemnified party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with its activities related to the Credit Facility.

ARTICLE 11
SUCCESSORS AND ASSIGNS, JUDGMENT CURRENCY AND CONFIDENTIALITY

11.1 Successors and Assigns

Other than as permitted hereunder, neither the Borrower nor the Lender may assign its rights or obligations hereunder without the prior written consent of the other, such consent not to be unreasonably withheld. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, the Lender may, at its sole cost and expense and without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a Person who is not a non-resident of Canada within the meaning of the Income Tax Act (Canada). If, with the consent of the Borrower as required hereunder and prior to the occurrence of an Event of Default, the Lender assigns less than its entire Commitment to another Person who is not a non-resident of Canada within the meaning of the Income Tax Act

(Canada), the Borrower and the Lender agree that they shall, each acting reasonably, enter into such amendments to this Agreement as are necessary to give effect to the fact there will be two or more lenders hereunder with Royal Bank of Canada as agent, such amendments to be similar in nature to and consistent with, other syndications of credit facilities similar to the Credit Facility (excluding any requirement for agency fees). All costs incurred by the Lender in respect of any such amendments shall be for the account of the Lender.

11.2 Exchange and Confidentiality of Information

The Lender acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to it by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided, however, that:

(a) the Lender may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any Applicable Law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement or as may be requested by any Governmental Authority regulating the Lender;

(b) the Lender may disclose Information to any permitted assignees, and to their respective counsel, agents, employees and advisors; provided the Lender shall not be relieved from its obligations under this Section 11.2 in respect of any such Information;

(c) the Lender may disclose and discuss the Information with credit officers of any potential permitted assignees for the purposes of assignment pursuant to Section 11.1; provided that such potential assignee shall have, for the benefit of the Borrower, previously provided to the Lender its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 11.2 at all times prior to and after becoming a permitted assignee;

(d) the Lender may disclose all or any part of the Information so as to enable the Lender to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defense of such lawsuit; and

(e) the Lender may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower;

(g) which the Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality;

(h) which the Lender received from a third party which was not, to the knowledge of the Lender, subject to a duty of confidentiality to the Borrower at the time the Information was so received; or

(i) regarding the "structure and tax aspects" of the transaction contemplated by the Loan Documents within the meaning of United States Treasury Regulation 1.6011-4T.

The obligations of the Lender in respect of Information shall survive the termination of this Agreement and the repayment of the Borrowings.

11.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Lender, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 11.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE 12
MISCELLANEOUS

12.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

12.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full

force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

12.3 Failure to Act

No failure, omission or delay on the part of the Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

12.4 Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by the Lender and the Borrower, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

12.5 Amendments

No provision of the Loan Documents may be amended verbally and any such amendment may only be made by way of an instrument in writing signed by the Borrower and the Lender.

12.6 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if by telephone, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the applicable address set forth below or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephone notice, advice, request or demand and the written confirmation thereof, the telephone version shall govern with respect to actions taken by the recipient thereof before such recipient has had a reasonable time to act after its receipt of the written confirmation:

To the Borrower:

Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel and Corporate Secretary
Facsimile: (403) 218-6210

with a copy to the Treasurer at such address,

Facsimile: [redacted]

To the Lender (in the case of notices in the form of Schedule A, B, C or D):

Royal Bank of Canada
Global Banking Services Centre
20 King Street West
Toronto, ON M5H 1C4

Attention: Specialized Services Officer
Facsimile: [redacted]

To the Lender (in all other cases):

Royal Bank of Canada
1100, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Director, Corporate Banking
Facsimile: [redacted]

12.7 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

12.8 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. The parties hereto do hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Lender to take proceedings in other jurisdictions in which any assets, property or undertakings of the Borrower may be situate.

12.9 Term of Agreement

The term of this Agreement is until the termination of the Commitment and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement and the other Loan Documents or secured thereby.

12.10 Time of Essence

Time shall be of the essence of this Agreement.

12.11 Conflict with Loan Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 12.11 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document merely because one of such Loan Documents does, and the other does not, deal with the particular matter.

12.12 Further Assurances

Each of the Borrower and the Lender shall, within thirty (30) days after notice thereof from any other party hereto, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by such other party in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out.

12.13 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CANADIAN OIL SANDS LIMITED

Per: /s/
Name:
Title:

Per:
Name:
Title:

ROYAL BANK OF CANADA

Per: /s/
Name
Title:

Schedule A to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

---

NOTICE OF BORROWING, REPAYMENT, PREPAYMENT OR CANCELLATION OF COMMITMENT

Date: ________________

Royal Bank of Canada
Global Banking Services Centre
20 King Street West
Toronto, ON M5H 1C4

Attention: Specialized Services Officer
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $40,000,000 Amended and Restated Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower and Royal Bank of Canada, as Lender (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request under the Credit Facility for a [Drawdown, repayment and/or cancellation of the Commitment] pursuant to Section [3.3, 3.7 or 4.2] of the Credit Agreement as follows:

1. Amount of [Drawdown or repayment] [Cdn. $ or U.S. $] ________________________.

2. Date of [Drawdown, repayment and/or cancellation of the Commitment] is ____________________.

3. [If applicable] Nature of [Drawdown or repayment] is by way of a [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptance or Letter of Credit.

4. [If applicable]. The amount of the Commitment to be cancelled is Cdn. $ ______________.

5. [If applicable] The Libor Interest Period for the Libor Loan is __________ (___) months.

6. [If applicable - when Lender is not purchasing Bankers' Acceptances]. We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a Confirmation Regarding Self-Marketed Bankers' Acceptance substantially in the form of

Schedule B to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Drawdown Date. The term of each such Bankers' Acceptance shall be for a period of _____ months.

7. [If applicable - when Lender is purchasing Bankers' Acceptances]. Please forward funding particulars with respect to such Bankers' Acceptances on the Drawdown Date. The term of each such Bankers' Acceptance shall be for a period of ______ months.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule B to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

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CONFIRMATION REGARDING SELF-MARKETED BANKERS' ACCEPTANCES

Date:

Royal Bank of Canada
Global Banking Services Centre
20 King Street West
Toronto, ON M5H 1C4

Attention: Specialized Services Officer
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $40,000,000 Amended and Restated Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower and Royal Bank of Canada, as Lender (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.5 of the Credit Agreement, we confirm our instructions regarding the issuance under the Credit Facility of the following Bankers' Acceptances for value ____________________, ___

Each should be dated so as to mature on ____________________, ____, resulting in a term of ______ months.

Particulars in respect of such Bankers' Acceptances are as set out in Exhibit 1 attached hereto.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

<u>Exhibit 1 to Confirmation Regarding Self-Marketed Bankers' Acceptances</u>

CONFIRMATION OF BANKERS' ACCEPTANCES FUNDING DETAILS

Date:

Further to the Notice of Borrowing dated _______, we hereby confirm the following including details of Bankers' Acceptances for the period __________ to ______________.

Amount			
Yield (ie. discount rate)			
Discounted Proceeds			
Acceptance Fee			
Net Proceeds			
Name/Location of Purchaser			
Split			

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: _____________________________

Schedule C to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

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NOTICE OF CONVERSION

Date: ________________

Royal Bank of Canada
Global Banking Services Centre
20 King Street West
Toronto, ON M5H 1C4

Attention: Specialized Services Officer
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $40,000,000 Amended and Restated Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower and Royal Bank of Canada, as Lender (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.8 of the Credit Agreement.

Please convert [Cdn. $ or U.S. $] _____________ outstanding by way of ____________________ [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances into a ________ [Prime Loan, U.S. Base Rate Loan, Libor Loan or Bankers' Acceptances on the ______ day of _____________.

[If applicable] The Libor Interest Period for the Libor Loan is ____ months.

[If applicable] The term of each such Bankers' Acceptance shall be for a period of ________ months.

[If applicable - when Lender is not purchasing the Bankers' Acceptances] We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a Confirmation Regarding Self-Marketed Bankers' Acceptances substantially in the form of Schedule B to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Conversion Date.

[If applicable - when Lender is purchasing the Bankers' Acceptances]. Please forward the funding particulars with respect to such Bankers' Acceptances on the Conversion Date.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule D to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA, as Lender

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NOTICE OF ROLLOVER

Date: ____________________

Royal Bank of Canada
Global Banking Services Centre
20 King Street West
Toronto, ON M5H 1C4

Attention: Specialized Services Officer
Facsimile: [redacted]

Dear Sirs:

We refer to the Cdn. $40,000,000 Amended and Restated Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited, as Borrower and Royal Bank of Canada, as Lender (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of [Bankers' Acceptances/a Libor Loan/a Letter of Credit] pursuant to Section 3.9 of the Credit Agreement.

[If applicable.] We have outstanding [Cdn. $_________ by way of Bankers' Acceptances/U.S. $ ____________ by way of Libor Loan]. The [Bankers' Acceptances mature on ______________/Libor Interest Period in respect of such Libor Loan expires on _______] Please rollover such [Bankers' Acceptances/Libor Loan] such that the subsequent [term of each such Bankers' Acceptances shall be ____ days maturing on _____/Libor Interest Period is _____ months.]

[If applicable - when Lender is not purchasing the Bankers' Acceptances] We hereby advise that the Borrower elects to market Bankers' Acceptances. We will forward a Confirmation Regarding Self-Marketed Bankers' Acceptances substantially in the form of Schedule B to the Credit Agreement by no later than 9:30 a.m. (Calgary time) on the Conversion Date.

[If applicable - when Lender is purchasing the Bankers' Acceptances] Please forward the funding particulars with respect to such Bankers' Acceptances on the Conversion Date.

[If applicable.] We have outstanding [Cdn. $____________/U.S. $_______________] by way of a Letter of Credit issued on _________________ in favour of ____________________ and with a maturity date of ___________________________. Please renew such Letter of Credit such that the new expiration date shall be ______________________.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ________________________________

Title: ______________________________

Schedule E to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA, as Lender

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COMPLIANCE CERTIFICATE

I, ________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1. I am the [insert title of senior officer] of Canadian Oil Sands Limited (the "**Borrower**");

2. This Certificate applies to the Fiscal [Quarter/Year] ending ___________;

3. I am familiar with and have examined the provisions of the Cdn. $40,000,000 Amended and Restated Credit Agreement (as amended from time to time the "**Credit Agreement**") dated as of April 27, 2005 between the Borrower and Royal Bank of Canada, as Lender, and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and its agents as I have deemed necessary for purposes of this Certificate;

4. Based on the foregoing, no Default or Event of Default exists and the representations and warranties contained in Sections 2.1(i), 2.1(j), , 2.1(k), , 2.1(l), 2.1(m), 2.1(n), 2.1(o), 2.1(p), 2.1(q), 2.1(r) and 2.1(v) are true and correct in all material respects[, except to the extent detailed on Appendix A attached hereto or previously disclosed to the Lender in writing];

5. As at the end of the Fiscal [Quarter/Year] ending __________, the Consolidated Debt was Cdn. $_________ and the Total Capitalization was Cdn. $_____________ and the percentage which Consolidated Debt was of Total Capitalization which is not to exceed **[60%]**, was [•]% and attached hereto are particulars of the manner in which such financial covenant was calculated [(including a reconciliation of GAAP in respect of changes after December 31, 2001 in the treatment of non-cash items)];

6. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

7. This Certificate is given by the undersigned officer in his/her capacity as an officer of the Borrower without any personal liability on the part of such officer.

GIVEN at the City of Calgary, in the Province of Alberta, this ___ day of ___________.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Title: ______________________________

Schedule F to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

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OPINION OF BORROWER'S COUNSEL

April 27, 2005

TO: Royal Bank of Canada, (the "**Lender**")

AND TO: Macleod Dixon LLP

Re: Establishment of Cdn.$40,000,000 Credit Facility in favour of Canadian Oil Sands Limited (the "Borrower")

This opinion is furnished to the addressees pursuant to Section 7.1(c)(vii) of the amended and restated credit agreement made as of April 27, 2005 among the Borrower and the Lender (the "**Credit Agreement**"). Capitalized terms used herein without express definition shall have the meanings ascribed thereto in the Credit Agreement.

We have acted as counsel on behalf of the Borrower and Canadian Oil Sands Trust (the "**Trust**") in connection with the negotiation, preparation, execution and delivery of the following (collectively, the "**Documents** " and, individually, a "**Document**"):

(a) the Credit Agreement; and

(b) the Subordination Agreement dated as of April 27, 2005 between Royal Bank of Canada as agent for certain parties, the Trust and the Borrower.

For the purposes of this opinion, the Borrower and the Trust are collectively referred to herein as the "**Loan Parties**" and are individually referred to as a "**Loan Party**". Further, the opinions herein respecting (i) the authorization, execution, delivery and performance of the Documents by the Trust refer to the authorization, execution, delivery and performance of the same by the trustee of the Trust (or the manager thereof on behalf of such trustee and the Trust) and (ii) the enforceability of the Documents against the Trust, shall refer to the enforceability of the Documents against the trustee thereof.

Scope of Examination and Reliance

We have examined originals or photostatic, facsimile or certified copies of the executed Documents. In addition, we have reviewed copies of each of the agreements, indentures and instruments (collectively, the "Reviewed Agreements") listed in Appendix A attached hereto.

In our examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies thereof and the authenticity of such originals. We have also considered such questions of law as we have deemed relevant and necessary as a basis for the opinions hereinafter expressed.

With respect to the opinions expressed in paragraph 1 hereof, we have, with your approval, relied solely upon a Certificate of Status dated April 26, 2005, which is being delivered to you concurrently with this opinion. With respect to the other opinions expressed herein, we have, with your approval, relied solely upon the officers' certificates of the Loan Parties as to the matters of fact set forth therein (without independent verification of such facts), which are being delivered to you concurrently with this opinion; however, we are not aware of any fact or circumstance which would disentitle us to rely on such certificates.

Except for the review of the Reviewed Agreements, we have not conducted or caused to be conducted any searches, enquiries, investigations or reviews relating to any agreement, instrument, judgment, rule, regulation, order, Security Interest or third party interest to which any Loan Party is subject or by which any Loan Party's property, assets, undertakings, rights or interests are or may be bound or any litigation or governmental or regulatory proceedings commenced, pending or threatened against or affecting any Loan Party or any Loan Party's property, assets, undertakings, rights or interests.

Opinion

Based upon the foregoing and subject to the assumptions, qualifications, limitations and reservations hereinafter contained, we are of the opinion that:

1. The Borrower is a corporation validly subsisting under the laws of the Province of Alberta.

2. The Trust is a trust existing under the laws of the Province of Alberta.

3. The Borrower has the corporate power and capacity to enter into the Documents to which it is a party and to perform its obligations thereunder and all necessary corporate action required under applicable law has been taken by it to authorize the execution and delivery of such Documents by it and the performance of its respective obligations thereunder.

4. The trustee of the Trust (or the manager thereof on behalf of such trustee) has the power and capacity to enter into the Documents to which the Trust is a party and to perform its obligations thereunder. All necessary action required under applicable law and the Trust Indenture, has been taken to authorize the execution and delivery by the Borrower in its capacity as manager of the Trust of the Documents to which the Trust is a party and the performance of the Trust's obligations thereunder.

5. Each of the Documents to which a Loan Party is a party has been duly executed and delivered by such Loan Party.

6. Each of the Documents constitutes a legal, valid and binding obligation of each of the Loan Parties which is a party thereto, enforceable against each such Loan Party in accordance with its respective terms.

7. The execution, delivery, observance and performance of the Documents by the Loan Parties do not:

   (a) in the case of the Borrower, contravene, or result in a breach of, or exceed the limitations in the articles or by-laws of the Borrower;

   (b) in the case of the Trust, contravene, or result in a breach of, or exceed the limitations in the Trust Indenture;

   (c) contravene or result in a breach of or a default under the terms, conditions or provisions of any Reviewed Agreement; or

   (d) contravene any applicable law of the Province of Alberta or Canada.

8. No consent, licence, approval or authorization of, or exemption from, or filing, registration, recording, notarization, declaration or qualification with any governmental or regulatory authority, commission, board or agency is required under the laws of the Province of Alberta or Canada in connection with the authorization, execution or delivery of the Documents by the Loan Parties or the performance of the terms thereof by such Loan Parties or the consummation of the transactions contemplated thereby by such Loan Parties or to ensure the validity or enforceability thereof as against such Loan Parties.

Qualifications

Our opinions with respect to the matters referred to above are subject to the following assumptions, qualifications, limitations and reservations:

(a) the enforceability of the Documents is subject to and may be limited by:

   (i) any applicable bankruptcy, insolvency, winding-up, arrangement, liquidation, reorganization, moratorium, fraudulent preference, or other laws affecting creditors' rights generally;

   (ii) applicable laws regarding limitations of actions;

   (iii) general principles of equity which may apply to any proceeding in equity or at law;

   (iv) the powers of a court to stay proceedings before it, to stay the execution of judgment, and to grant relief from forfeiture;

   (v) the discretion which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear such action;

(vi) limitations upon the right of a creditor to receive immediate payment of amounts stated to be payable on demand or acceleration; and

(vii) limitations upon the right of a party to the Documents to enforce such document on the basis of a default of a minor or non-substantive nature, such as the failure to produce a document in a timely manner;

(b) we express no opinion as to the enforceability of any provisions of the Documents which:

(i) purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations, requests or certificates will be conclusive and binding, may not be enforceable or may be limited in their application;

(ii) purport to effect waivers of the benefit or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, and provisions which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(iii) purport to relieve a person from a duty or liability otherwise owed may be limited by law, or provisions requiring indemnification or reimbursement may not be enforced by a court to the extent that they relate to the failure of such person to have performed such duty or liability;

(iv) purport to sever from the Document any provision that is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of the Document would be determined only in the discretion of the court;

(v) purport to render a party liable for a higher rate of interest after default than before;

(vi) purport to apply notwithstanding non-performance by another party thereto or notwithstanding contrary provisions of applicable laws;

(vii) deem reliance on, or permit the enforcement of, representations, warranties, certificates or other factual information, by a person having notice (actual or constructive) of inaccuracies or misleading statements therein;

(viii) directly or indirectly purport to exclude unwritten variations, amendments, waivers or consents;

(ix) purport to waive rights to notice or restrict access to legal or equitable remedies or waive the benefit of legal defenses, doctrines, principles or protections which are judged by a court not to be capable of being waived, in whole or in part, based on public policy;

(x) purport to bind or affect, or confer a benefit upon, persons which are not party to the applicable Documents other than by or through an agent or trustee which is a party thereto; or

(xi) provide that delay or failure by a party to exercise any right, remedy or option will not operate as a waiver thereof;

(c) the provisions of the *Judgment Interest Act* (Alberta) may limit interest on a judgment debt to a rate less than the rate provided for contractually;

(d) determinations or demands made by a person in the exercise of a discretion purported to be given to it may be unenforceable if made in unreasonable or arbitrary fashion;

(e) the ability to recover a claim for certain costs or expenses may be restricted by a court to a reasonable amount and legal fees are subject to taxation;

(f) the *Currency Act* (Canada), in effect, precludes a court in Canada from giving judgment in any currency other than the lawful money of Canada;

(g) we have assumed (i) the corporate existence of the trustee of the Trust, (ii) the due authorization, execution and delivery by such trustee of the Trust Indenture and that the same are within the power, capacity and authority thereof, and (iii) that the Trust Indenture constitutes legal, valid and binding obligations of such trustee, enforceable against such trustee in accordance with its terms;

(h) we have assumed that the Documents (i) have been duly authorized, executed and delivered and are within the power, capacity and authority of the parties thereto other than the Loan Parties and (ii) constitute legal, valid and binding obligations of the parties thereto other than the Loan Parties, enforceable against such parties in accordance with their respective terms;

(i) several of the Reviewed Agreements provide that they are governed by other than the laws of the Province of Alberta and the federal laws of Canada applicable therein; accordingly, for the purposes hereof we have assumed that such Reviewed Agreements are governed by the laws of the Province of Alberta and the laws of Canada applicable therein;

(j) with respect to our opinion in paragraph 7(c) we express no opinion as to whether borrowings under the Credit Agreement from time to time will contravene or result in a breach of or a default under any financial covenants or tests contained in any of the Reviewed Agreements; and

(k) our opinion is limited to matters governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

Effective Date and Reliance

This opinion is effective as of the date hereof, relates exclusively to the present transactions contemplated in the Credit Agreement and may not be relied upon by any other person other than the addressees (and permitted assignees and participants of the Lender in accordance with the Credit Agreement) or for any other purpose without our express prior written consent.

Yours very truly,

APPENDIX A

1. Indenture dated as of April 1, 1997 between Athabasca Oil Sands Investments Inc., as issuer, and The Bank of New York, as trustee, relating to the issuance of 8.20% Notes due 2027 initially issued in the aggregate principal amount of US $75,000,000 (as amended, supplemented or restated to the date hereof).

2. Indenture dated as of May 20, 1997 between Canadian Oil Sands Investments Inc., as issuer, and The Bank of New York, as trustee, relating to the issuance of 7.625% Senior Notes due 2007 initially issued in an aggregate principal amount of US $70,000,000 (as amended, supplemented or restated to the date hereof).

3. Indenture dated as of August 24, 2001 between Canadian Oil Sands Limited, as issuer, Canadian Oil Sands Trust, as guarantor, Canadian Oil Sands Investments Inc., as guarantor, Athabasca Oil Sands Investments Inc., as guarantor, The Bank of New York, as Trustee, relating to the issuance of 7.9% Senior Notes due 2021 initially issued in an aggregate principal amount of US $250,000,000 (as amended, supplemented or restated to the date hereof).

4. Amended and Restated Credit Agreement dated as of March 26, 2003 between the Borrower and the Royal Bank of Canada, as lender relating to the Cdn. $20,000,000 extendible revolving term credit facility (as amended or restated to the date hereof) which agreement is concurrently being replaced with an amended and restated credit facility agreement dated as of April 27, 2005 in the increased amount of $40,000,000.

5. Indenture dated as of April 2, 2003 between Canadian Oil Sands Limited, as issuer, and Computershare Trust Company of Canada, as trustee, relating to the issuance of Medium Term Notes (as amended, supplemented or restated to the date hereof).

6. Indenture dated as of August 6, 2003 between Canadian Oil Sands Limited, as issuer, and The Bank of New York, as trustee, relating to the issuance of 5.8% Senior Notes due 2013 initially issued in the aggregate principal amount of US $300,000,000 (as amended, supplemented or restated to the date hereof).

7. Indenture dated as of August 9, 2004 between Canadian Oil Sands Limited, as issuer, and The Bank of New York, as trustee, relating to the issuance of 4.8% Senior Notes due 2009 initially issued in the aggregate principal amount of US $250,000,000 (as amended, supplemented or restated to the date hereof).

Schedule G to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA, as Lender

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POWER OF ATTORNEY TERMS - BANKERS' ACCEPTANCES

In order to facilitate the acceptance of Bankers' Acceptances pursuant to the terms of the Credit Agreement, Canadian Oil Sands Limited (the "**Borrower**") hereby appoints Royal Bank of Canada (the "**Bank**"), acting by its duly authorized signatories (the "**Attorney**") for the time being at the Bank's main branch in Toronto, Ontario or at such other branch in Canada designated by such Bank (the "**Branch of Account**"), the attorney of the Borrower:

1. to sign for and on behalf and in the name of the Borrower as drawer, drafts in the Bank's standard form ("**Drafts**") which may be "depository bills" under and as defined in the *Depository Bills and Notes Act* (the "**DBNA**") drawn on the Bank payable to the order of the Borrower or to the order of the Bank or to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank; and

2. to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount and/or deposit by the Bank on behalf of the Borrower of Drafts which the Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated to the Bank in writing at the Branch of Account in the notice in respect of a Drawdown, Conversion or Rollover pursuant to the Credit Agreement and shall specify the following information:

(a) a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Drawdown, Conversion or Rollover;

(b) a specified period of time, as provided in the Credit Agreement, which shall be the number of days after the date of such Drafts that such Drafts are to be payable, and the dates of issue and maturity of such Drafts; and

(c) payment instructions specifying the account number of the Borrower and the financial institution at which the proceeds from the sale of such Drafts are to be credited.

The communication in writing by the Borrower to the Bank of the instructions referred to above shall constitute the authorization and instruction of the Borrower to the Bank to complete, execute and, if applicable, endorse Drafts in accordance with such information as set out above

and the request of the Borrower to the Bank to accept such Drafts and deliver the same, or deposit the same with a "clearing house" under the DBNA, against payment as set out in the instructions. The Borrower acknowledges that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement. The Bank shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine.

The Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with a "clearing house" under the DBNA; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked by the Borrower at any time upon not less than five (5) Business Days' written notice served upon the Bank at the Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the Borrower with respect to the indemnities of the Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrower and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this power of attorney and the Credit Agreement, the Credit Agreement shall prevail.

Schedule H to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

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FORM OF AFFILIATE GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of •, 200__ by •, a [corporation/partnership/trust] subsisting under the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiary.

Recitals

1. The Guarantee Beneficiary has agreed to enter into the Credit Agreement with Canadian Oil Sands Limited (the "**Borrower**") on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiary to Borrower;

NOW THEREFORE the Guarantor agrees with the Guarantee Beneficiary as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Credit Agreement**" means the Amended and Restated Credit Agreement dated as of April 27, 2005 among Canadian Oil Sands Limited as Borrower and Royal Bank of Canada as Lender and as amended, modified, supplemented or restated from time to time.

"**Guarantee Beneficiary**" means Royal Bank of Canada as Lender.

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower to the Guarantee Beneficiary under, pursuant or relating to the Credit Agreement and the other Loan Documents and including all Borrowings and all other Liabilities of the Borrower under the Loan Documents, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

(c) [If Applicable] Reference herein to actions and steps by, representations and warranties and confirmations of, and the performance hereof by, the Guarantor shall (as the context requires) be and be deemed to be to the trustee (including the manager on behalf of the trustee) of the Guarantor from time to time (in such capacity).

ARTICLE 2
NO COLLATERAL AGREEMENTS

2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiary or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

ARTICLE 3
GUARANTEE

3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiary the due and punctual payment, discharge and full performance of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid and performed strictly in accordance with the terms of the Credit Agreement

or any other Loan Document, whether the same become due on maturity, by mandatory prepayment, by demand, acceleration or otherwise. The Guarantor hereby indemnifies the Guarantee Beneficiary on demand against any loss or liability suffered by it as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiary, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiary or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiary of all Guaranteed Obligations.

3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any other persons have executed or shall execute this Guarantee or is or are or shall become in any other way responsible to the Guarantee Beneficiary for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiary for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

3.4 Borrower's Identity

This Guarantee is to extend to the Guaranteed Obligations notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders, directorate, organization or management of the Borrower (as applicable), and notwithstanding any reorganization of the Borrower or the merger or amalgamation of the Borrower with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's business in whole or in part to another or others, or the surrender, forfeiture or termination of its articles or charter, or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiary deliver to it suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiary may advise, and in the event of the failure of the Guarantor to do so, it hereby irrevocably appoints the Guarantee Beneficiary the attorney and agent of the Guarantor to make, execute and deliver such written acknowledgements or other instruments as may from time to time become necessary or advisable to fully maintain and keep in force the liability of the Guarantor hereunder.

3.6 Guarantor to Pay; Interest; Currency

(a) Upon the occurrence and during the continuance of an Event of Default, the Guarantor shall, on demand by the Guarantee Beneficiary, forthwith pay to the Guarantee Beneficiary any amount in default (including any accelerated obligations), and perform any obligations in respect of which the Borrower is then in default.

(b) If the Guarantee Beneficiary makes demand upon the Guarantor as provided in this Section 3.6, the Guarantor shall thereupon be liable to the Guarantee Beneficiary for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiary in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement or any other Loan Document in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiary from time to time of the indebtedness, obligations or liability of the Borrower to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way their present or future method of dealing with the Borrower, or with any persons now or hereafter liable to the Guarantee Beneficiary for the Guaranteed Obligations or any part thereof, is hereby waived.

3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiary shall not be bound to exhaust its recourse against the Borrower or to pursue any rights or remedies they may have against the Borrower or any other Persons, or to make any demand on or present any note to the Borrower or any other Person, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to payment from the Guarantor hereunder.

3.9 Authority

The Guarantee Beneficiary shall not be concerned to see or enquire into the powers of the Borrower or any of its directors, officers, agents or partners (as applicable) acting or purporting to act on their behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to form part of the Guaranteed

Obligations even if irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any of its directors, officers, agents or partners (as applicable), and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or its directors, officers, agents or partners (as applicable).

3.10 Reinstatement

Where any discharge (whether in respect of the obligations of the Borrower, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiary shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

3.11 Postponement of Claims

During the continuance of an Event of Default, all indebtedness and liabilities, present and future, of the Borrower to the Guarantor, together with each and every security therefor, are hereby postponed to all present and future indebtedness and liabilities of the Borrower to the Guarantee Beneficiary, and during the existence of an Event of Default all monies received from the Borrower or for the account of the Borrower by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiary and forthwith upon receipt paid over to the Guarantee Beneficiary until the Borrower's indebtedness and liabilities to the Guarantee Beneficiary is finally paid and satisfied in full.

3.12 Subrogation; No Competition with Guarantee Beneficiary

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or claim or exercise any right of set-off against the Borrower or any other guarantor thereof, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it) shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiary and shall forthwith be paid to the Guarantee Beneficiary to be credited and applied to the Guaranteed Obligations, whether matured or unmatured.

3.13 Filing of Claims in Insolvency

Notwithstanding Section 3.12, on request by the Guarantee Beneficiary, the Guarantor will file, enforce and collect all claims against the Borrower in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect

of any indebtedness of the Borrower to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiary all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, the Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiary or its nominee and cause a proof of claim to be filed in the Guarantee Beneficiary's name or the name of their nominee. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the person or persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiary or its nominee the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiary all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

3.14 Appropriation

During the existence of an Event of Default (or prior to an Event of Default if no appropriation is made by the Guarantor at the time of payment), the Guarantee Beneficiary shall be at liberty (without in any way prejudicing or affecting their rights hereunder) to appropriate any payment made or monies received to any portion of the Guaranteed Obligations whether then due or to become due, and from time to time to revoke or alter any such appropriation, all as the Guarantee Beneficiary sees fit.

3.15 Preservation of Rights

Until all amounts which may be or become payable by any and all guarantors under or in connection with the Credit Agreement or any other Loan Document have been irrevocably paid and discharged in full (whether by the Borrower, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiary may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiary, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiary sees fit (whether against such amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

ARTICLE 4
OBLIGATIONS NOT RELEASED

4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiary agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement or any other Loan Document, or anything done, suffered or permitted by the Guarantee Beneficiary in relation to the Guaranteed Obligations or the Credit Agreement or any other Loan Document, including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to, the Borrower or any other person by the Guarantee Beneficiary;

(c) the merging of the Credit Agreement or any other Loan Document or the Guaranteed Obligations or other obligations of the Borrower in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiary agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower or any other guarantor;

(e) the Guarantee Beneficiary agreeing to the release of any other guarantor or any other person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiary failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement or any other Loan Document or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiary in any liquidation, bankruptcy, winding-up, compromise, arrangement or other proceeding relating to the Borrower or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission from, the Guaranteed Obligations or the Credit Agreement or any other Loan Document or any impossibility, impracticability, frustration, illegality, fraud, forgery, force majeure, act of government or change in applicable laws, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiary or in contravention of any of its governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement or any other Loan Document;

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiary to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's obligations under the Credit Agreement or any other Loan Document, including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance.

4.2 Security from the Borrower

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiary shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to obtain such security for the Guaranteed Obligations or any part thereof as they may deem proper, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower or others to deal with the property covered thereby, all as the Guarantee Beneficiary may consider expedient or appropriate.

(b) The Guarantee Beneficiary may, without exonerating in whole or in part the Guarantor, abstain from perfecting or registering, or from continuing any perfection or registration of, or from taking advantage of, any security or the provisions of any Applicable Laws relating thereto.

(c) The Guarantee Beneficiary may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiary deems expedient, and the Guarantor waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiary or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiary, in whole or in part, to put or keep itself in a position to deliver the security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

4.3 Dealing with the Borrower

It is the intent of the Guarantor and the Guarantee Beneficiary that the Guarantee Beneficiary may discontinue, reduce, increase or otherwise vary the credit of the Borrower and otherwise deal, in the broadest sense of that word, with the Borrower and others, including any other guarantor, as the Guarantee Beneficiary may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

4.4 Notices not Required

No Guarantee Beneficiary nor any other Person shall have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however defined) under the Credit Agreement or any other Loan Document, any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material), (ii) any release or exchange of any security, (iii) any action taken or not taken by the Guarantee Beneficiary or any other Person against the Borrower or any other Person, (iv) any new agreement between the Guarantee Beneficiary, the Borrower or any other Person, or (v) any other event or circumstance whatsoever.

ARTICLE 5
REPRESENTATIONS OF GUARANTOR

5.1 Representations

The Guarantor represents and warrants to the Guarantee Beneficiary that it has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Borrower and the Guarantor are mutually dependent on each other in the conduct of their respective businesses and are and do business together as an integrated business enterprise. The maintenance and improvement of the Borrower's financial condition is vital to sustaining the business of the Guarantor and the transactions supported and secured by this Guarantee produce distinct and identifiable financial and economic direct benefits to the Guarantor. The Guarantor has had full and complete access

to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower, on a continuing basis, information concerning the Borrower's financial condition, and is not depending on the Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that the Guarantee Beneficiary shall have no obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information.

ARTICLE 6
WITHHOLDING TAXES

6.1 Payment Net of Withholding Taxes

The Guarantor shall make all payments required hereunder, whether by way of principal, interest or otherwise, without withholding any Taxes. Subject to Section 6.3 of the Credit Agreement, if the Guarantor is required by Applicable Laws to make any deduction or withholding on account of Taxes from or in respect of any amounts payable under this Guarantee (i) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 6.1) the Guarantee Beneficiary will receive an amount equal to the sum they would have received had no such deductions or withholdings been made, (ii) the Guarantor will make such deductions or withholdings and (iii) the Guarantor will pay the full amount deducted or withheld to the relevant taxing authority or other Governmental Authority in accordance with Applicable Laws.

ARTICLE 7
EXPENSES AND INDEMNITY

7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiary all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiary from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiary on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at 1% per annum over the Prime Rate, calculated from the date any such demand is made by the Guarantee Beneficiary to the date paid by the Guarantor.

7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiary and hold it harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiary as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations when due and payable hereunder, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter.

A certificate of the Guarantee Beneficiary as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof, in the absence of manifest error. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, and shall bear interest at 1% per annum over the Prime Rate calculated from the date any such demand is made by the Guarantee Beneficiary hereunder to the date paid by the Guarantor.

ARTICLE 8
GENERAL

8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

•
c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: General Counsel and Corporate Secretary
Fax No.: [redacted]

To the Guarantee Beneficiary:

Royal Bank of Canada
1100, 888 - 3RD Street S.W.
Calgary, AB T2P 5C5

Attention: Director, Corporate Banking
Facsimile: [redacted]

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section 8.1. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be

deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the transmittal thereof.

8.2 Governing Law and Jurisdiction

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with this Guarantee and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of the Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

(c) The Guarantor agrees that final judgment in any such suit, action or proceeding brought in such courts shall be conclusive and binding upon it and may be enforced against it in the courts of Canada (or any other courts to the jurisdiction of which it or its property is subject) by a suit upon such judgment, provided that it does not waive any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment.

8.3 Payment on Stay

If:

(a) the Borrower is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiary is prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

8.4 Judgment Currency

If, for the purposes of obtaining or enforcing judgment against the Guarantor in any court, or for any other related purpose hereunder, it is necessary to convert an amount due under this Guarantee in the currency in which it is due (the "**Original Currency**") into another currency (the "**Second Currency**"), the rate of exchange applicable shall be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection

with such purchase. The Guarantor agrees that its obligation in respect of any Original Currency due from it shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the payee may purchase in the market the Original Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the Guarantor agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Guarantee, and shall constitute in favour of the Guarantee Beneficiary a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and the Guarantor agrees, notwithstanding any such payment or judgment, to indemnify the Guarantee Beneficiary against any such loss or deficiency.

8.5 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by Applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

8.6 Assignment

(a) The Guarantee Beneficiary may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement or any other Loan Document.

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiary.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiary, and their respective successors and assigns.

8.7 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.8 Whole Agreement

This Guarantee (and the other Loan Documents, to the extent relevant hereto) constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

8.9 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiary, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiary only if the Guarantee Beneficiary so agrees in writing. Any waiver or consent by the Guarantee Beneficiary under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiary. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

8.10 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiary, upon request by the Guarantee Beneficiary in writing, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

8.11 Time of the Essence

Time shall be of the essence of this Guarantee.

8.12 Separate Action

In case of default hereunder, the Guarantee Beneficiary may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower is joined therein or a separate action is brought against the Borrower or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiary's rights shall not be exhausted by the exercise of any of the Guarantee Beneficiary's rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

8.13 Waiver and Acknowledgement

(a) The Guarantor hereby expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling all assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever (other than the demands required hereby, including pursuant to Section 3.6(a)); and

(v) all diligence in collection or protection of or realization upon the Guaranteed Obligations or any thereof.

(b) The Guarantor acknowledges the terms of the Credit Agreement and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

[If Applicable] 8.14 Acknowledgement Regarding Capacity of Guarantor

The parties hereto acknowledge that the Trustee or Borrower, as applicable, is entering into this agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Guarantor and the obligations of the Trust hereunder shall not be personally binding upon any of the Trustee, the Borrower or any of the Unitholders of the Fund and that any recourse against the Guarantor, the Trustee or the Borrower in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising hereunder or arising in connection herewith or from the matters to which this Guarantee relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund. For the purposes of this Section 8.14, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the Trust Indenture, as the same may be amended.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

•

By: ______________________________
Name: •
Title: •

By: ______________________________
Name: •
Title: •

CONSENT OF SHAREHOLDER

[If Applicable] The undersigned, in its capacity as the sole shareholder of the Guarantor, hereby consents to the above Guarantee.

•

By: ______________________________
Name: •
Title: •

Schedule I to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

---

SUBORDINATION AGREEMENT

This Subordination Agreement dated as of •, 200____ is made among Royal Bank of Canada, a Canadian chartered bank with an office in Calgary, Alberta in its capacities described in Section 6.14 hereof (the "**Agent**"), Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada with an office in Calgary, Alberta in its capacity as trustee (the "**Trustee**") of Canadian Oil Sands Trust (the "**Trust**"), by its manager Canadian Oil Sands Limited, Canadian Oil Sands Limited, a corporation under the laws of Alberta and having its principal place of business in Calgary, Alberta (the "**Borrower**") and the Material Subsidiaries party hereto from time to time.

RECITALS:

A. The Lenders have made or agreed to make loans or advances and otherwise extend credit to the Borrower pursuant to the terms of the Credit Agreement.

B. The Debtors may from time to time make or be obligated to make Loan Payments, Royalty Payments or Capital Distributions to the Subordinate Creditors.

C. It is a condition of the Lenders' obligation to make loans and advances under the Credit Agreement and provide Swaps from time to time that the Subordinate Creditors subordinate their rights against the Borrower in accordance with the terms of this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, terms and expressions defined in the Credit Agreement shall have those meanings when used herein (unless otherwise defined herein), and in addition:

"**Capital Distribution**" means:

(a) any dividends, partnership or trust distributions or other capital distributions made by any Debtor, or

(b) any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of any Debtor;

"Credit Agreement" means the credit agreement dated as of April 27, 2005 between the Borrower, the lenders from time to time thereunder and Royal Bank of Canada, as agent, as amended, modified, supplemented or restated from time to time;

"Debtors" means the Borrower and its Subsidiaries;

"Default" means (i) any Default or Event of Default or (ii) any event or circumstance which constitutes a default or event of default in respect of any Swap entered into by the Borrower with a counterparty who is a Lender;

"Indebtedness" means the Superior Debt and the Subordinate Debt;

"Lenders" means (a) the lenders under the Credit Agreement, (b) any lender under any Operating Credit Facility and (c) any counterparty under any Swap with a Debtor if such counterparty or its Affiliate was a lender under the Credit Agreement at the time such Swap was entered into;

"Loan Documents" means (a) the "Loan Documents" under and as defined in the Credit Agreement and (b) any agreement or document evidencing or entered into by the Borrower in respect of any Operating Credit Facility or Swap between a Debtor and a Lender;

"Loan Payments" means any payment by a Debtor of or on account of indebtedness for borrowed money owing to the Trust or to any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party hereto pursuant to Section 8.1(q) of the Credit Agreement (whether made, paid or satisfied in or for cash, property or both);

"Operating Credit Facility" means any operating credit facility (including any letter of credit facility) made available to a Debtor by a lender which was also a lender under the Credit Agreement at the time such operating credit facility was entered into and specifically includes (a) the operating credit facility established by the amended and restated credit agreement dated as of April 27, 2005 between the Borrower and Royal Bank of Canada and (b) the letter of credit facility established by the letter agreement dated as of April 27, 2005 between the Borrower and Canadian Imperial Bank of Commerce;

"Parties" means the parties to this Agreement;

"Royalty Payments" means any payment by a Debtor of the Trust Royalties (whether made, paid or satisfied in or for cash, property or both);

"Subordinate Creditors" means (i) the Trust including any assignee of or successor interest to the Trust and (ii) any Subsidiary (other than a Material Subsidiary) or Excluded Trust Affiliate which is required to become party hereto pursuant to Section 8.1(q) of the Credit Agreement;

"Subordinate Debt" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Subordinate Creditor howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and

thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all obligations, liabilities and indebtedness to pay or effect a Loan Payment, a Royalty Payment or a Capital Distribution and all expenses paid or incurred by a Subordinate Creditor in endeavouring to collect any Subordinate Debt;

"Subordinate Rights" means all rights, remedies and powers of the Subordinate Creditors pursuant to any agreement evidencing any Subordinate Debt or otherwise available to any Subordinate Creditor pursuant to Applicable Law to enforce payment and performance of the Subordinate Debt; and

"Superior Debt" means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Lenders pursuant to the Loan Documents, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re-advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all expenses paid or incurred by the Agent or Lenders in endeavouring to collect or realize upon the foregoing.

1.2 References

Unless something in the subject matter or context is inconsistent herewith, all references to Sections and Articles are to Sections and Articles of this Agreement. The words "hereto", "hereof", "hereunder" and similar expressions mean and refer to this Agreement. In this Agreement, the singular includes the plural and vice versa; a reference to gender includes the masculine, feminine and neuter; where a term or expression is defined, derivations thereof have a corresponding meaning; and references to any agreement, contract, document, licence or other instrument shall mean and refer to such agreement, contract, document, licence or other instrument as amended, modified, replaced, restated, extended, renewed or supplemented from time to time.

ARTICLE 2
SUBORDINATION, POSTPONEMENT AND PRIORITY

2.1 General

Notwithstanding the terms of the agreements giving rise to the Indebtedness or Subordinate Rights, the time of default under or the dates of any advances of the Indebtedness, the Parties agree that all and any of their rights in respect of the Indebtedness and the Subordinate Rights shall be governed by the terms of this Agreement.

2.2 Subordination

So long as any Superior Debt is outstanding and until the Superior Debt shall have been paid, performed and indefeasibly satisfied in full:

(a) upon a Subordinate Creditor receiving notice from the Agent of the occurrence of a Default and for so long as such Default is subsisting (a Subordinate Creditor receiving notice of or being aware of such occurrence is hereinafter referred to as a **"Notified Creditor"**):

(i) the payment of all Subordinate Debt is postponed and subordinated to the indefeasible payment and performance in full and final satisfaction of all Superior Debt and the Notified Creditor will not directly or indirectly, accept from the Debtor, in any manner, directly or indirectly, payment of, or consideration for the reduction of, the whole or any part of the Subordinate Debt and if any such payment is received or made on the Subordinate Debt, the Notified Creditor will hold such payment in trust for the benefit of, and shall promptly pay over such payment in the form received (duly endorsed, if necessary, to the Agent) to the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment; and

(ii) until the Superior Debt shall have been paid, performed and indefeasibly satisfied in full, the Notified Creditor shall not realize upon or otherwise exercise any Subordinate Rights or commence, or join with any other creditor in commencing, any enforcement, receivership, bankruptcy, moratorium, reorganization, readjustment of debt, adjustment of debt, reorganization, compromise, arrangement or any dissolution, receivership, liquidation or insolvency proceedings with respect to any Debtor;

(b) the Subordinate Creditors shall not dispute or contest in any manner the validity or enforceability or priority (in the circumstances herein contemplated) of any of the Superior Debt over the Subordinate Debt and the Subordinate Rights; and

(c) the Subordinate Creditors shall not take any collateral security for any of the Subordinate Debt.

2.3 Distribution to Creditors

Upon any distribution of assets of any Debtor to its creditors upon any dissolution, winding-up, total or partial liquidation, readjustment of debt, reorganization, compromise, adjustment of debt, arrangement with creditors, or similar proceedings of any Debtor or its property, or in any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of any Debtor, or other proceedings, or in the event of any bulk sale of any of its assets within the bulk transfer provisions of any Applicable Law, or proceedings in relation to any of the foregoing, whether any of the foregoing is voluntary or involuntary, partial or complete:

(a) all of the Superior Debt shall first be indefeasibly paid and performed in full and satisfied before any Subordinate Creditor shall be entitled to receive or retain any payment or distribution of Subordinate Debt from any Debtor or any receiver,

trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution or in respect of such proceedings or under or in respect of any of the Subordinate Rights;

(b) each of the Subordinate Creditors irrevocably authorizes the Agent to file on behalf of such Subordinate Creditor any and all claims, proofs of debt, petitions, consents, and other documents in respect of such proceedings or under or in respect of any of the Subordinate Debt and the Subordinate Rights, provided that the Subordinate Creditors shall be entitled to make such filings if the Agent fails to do so in a timely manner; and

(c) any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, to which the Subordinate Creditors would be entitled in respect of the Subordinate Debt or the Subordinate Rights, shall be paid by such Debtor or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, directly to the Agent for the benefit of the applicable Lenders to the extent necessary to satisfy and indefeasibly pay in full all the Superior Debt before any payment or distribution is made to the Subordinate Creditors or any representative thereof subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.4 Trust

Notwithstanding Section 2.3, if upon any such dissolution, winding-up, liquidation, readjustment, reorganization, compromise, adjustment of debt, arrangement with creditors or similar proceeding in respect of any Debtor (including any acts or proceedings related to the Subordinate Rights), any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, shall be received by the Subordinate Creditors or any representative thereof before all the Superior Debt is indefeasibly paid and performed in full and satisfied, the Subordinate Creditors will hold such payment or distribution in trust for the benefit of, and shall promptly pay such payment or distribution over in the form received (duly endorsed, if necessary, to the Agent) to, the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.5 Marking Books

The Subordinate Creditors and the Debtors will mark their books and records relating to the Subordinate Debt and the agreements giving rise to the Subordinate Rights so as to clearly indicate that the Subordinate Debt and Subordinate Rights are subordinated in accordance with the terms of this Agreement and will cause to be clearly inserted on any promissory note or other instrument which at any time evidences or creates any of the Subordinate Debt or Subordinate Rights a statement to the effect that the payment of the Subordinate Debt and the Subordinate Rights are subordinated in accordance with the terms of this Agreement.

2.6 Application of Proceeds

All payments and distributions received by the Subordinate Creditors in respect of the Subordinate Debt or Subordinate Rights, to the extent received in or converted into cash and paid over to the Agent hereunder for the benefit of the applicable Lenders, may be applied by the Agent first to the payment of any and all expenses (including legal fees and expenses on the basis of a full indemnity) paid or incurred by the Agent in enforcing the provisions hereof or in endeavouring to collect or realize upon any of the Superior Debt, and any balance thereof shall, solely as between the Subordinate Creditors and the applicable Lenders, be applied by the applicable Lenders to the payment of the Superior Debt until indefeasibly paid in full and satisfied in such order of application as the applicable Lenders may from time to time select; and, notwithstanding any such payments or distributions received by the applicable Lenders in respect of the Subordinate Debt or Subordinate Rights and so applied by the applicable Lenders toward the payment of the Superior Debt, the Subordinate Creditors shall be subrogated, without recourse, representation and warranty to the then existing rights of the applicable Lenders, if any, in respect of the Superior Debt subject to the provisions of Section 2.7.

2.7 Restriction on Subrogation

No Subordinate Creditor shall exercise any rights which it may acquire by way of subrogation or contribution under this Agreement until this Agreement has ceased to be effective in accordance with Section 5.1. If any amount is paid to any Subordinate Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 5.1, such amount shall be held in trust by such Subordinate Creditor for the benefit of the Lenders and shall be promptly paid to the Agent for the benefit of the Lenders.

ARTICLE 3
ACKNOWLEDGEMENTS OF SUBORDINATE CREDITORS

3.1 Absolute Obligations

This Agreement shall remain in full force and effect and the obligations of the Subordinate Creditors hereunder shall be absolute and unconditional irrespective of:

(a) any change in the time, manner or place of payment of, or in any other term of, any of the Superior Debt, the Loan Documents, or any other amendment or waiver of or any consent to departure from any of the Superior Debt or the Loan Documents;

(b) any release or amendment or waiver of or consent to departure from any undertaking of any person respecting any of the Superior Debt or the Loan Documents;

(c) any merger, consolidation or amalgamation of the Agent, any Lender or any Subordinate Creditor into or with any other Person or any other change of its identity or capacity;

(d) any (i) liquidation, winding-up, bankruptcy, dissolution, compromise, proposal, arrangement, plan of reorganization or other event or proceeding relating to, or which might affect the existence, obligations, creditors, assets, business or affairs of, (ii) change or changes in the name of, or (iii) amalgamation, consolidation, merger or reorganization of any kind of, or with respect to, any Debtor;

(e) any change in Applicable Law or any defence, claim or right of any Party which would effect a result contrary to the terms in this Agreement; or

(f) any impossibility or impracticality of performance or *force majeure*, any act of any Governmental Authority, or any other circumstance which might constitute a defence available to, or a discharge of, the Borrower in respect of the Superior Debt or the Loan Documents.

3.2 Dealings by Lenders

Notwithstanding anything in this Agreement, each of the Subordinate Creditors acknowledges that the Lenders shall be entitled to:

(a) lend monies or otherwise extend credit or accommodations to any Debtor as part of the Superior Debt;

(b) agree to any change in, amendment to, waiver of, or departure from, any term of any Loan Document including, without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of any Debtor under any such documents;

(c) take any Security Interests from any Debtor;

(d) grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any Debtor in respect of Superior Debt;

(e) waive timely and strict compliance with or refrain from exercising any rights under or relating to any Superior Debt;

(f) accept or make any compositions, arrangements, plans of reorganization or compromises with any Debtor as the Lenders (or any of them) may deem appropriate in connection with any Superior Debt;

(g) change, whether by addition, substitution, removal, succession, assignment, grant of participation, transfer or otherwise, any of the Lenders, including the Agent;

(h) acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any Security Interests relating to any Superior Debt, or allow the Debtors or any other Person to deal with any property which is subject to such Security Interests, all as the Lenders may deem appropriate; and/or

(i) abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any Security Interests for any Superior Debt; and no loss in respect of any of the Security Interests received or held for and on behalf of the Lenders, whether occasioned by fault, omission or negligence of any kind, whether of the Lenders or otherwise, shall in any way limit or impair the liability of the Subordinate Creditors or the rights of the Lenders under this Agreement;

all of which may be done without notice to or consent of the Subordinate Creditors and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinate Creditors hereunder or any rights of the Lenders hereunder.

3.3 Subordinate Debt Default

Each Subordinate Creditor shall promptly give the Agent and all other Subordinate Creditors notice of the occurrence of a default or event of default in respect of the Subordinate Debt of which it is actually aware.

3.4 Agreement Not to Challenge

Each of the Subordinate Creditors shall not at any time challenge, dispute or contest the validity or enforceability of the Superior Debt or the Loan Documents, nor shall such Subordinate Creditor at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

3.5 Representations and Warranties

Each of the Subordinate Creditors hereby represents and warrants to the Agent and the Lenders that:

(a) it has all necessary power and authority to enter into this Agreement; and

(b) this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles.

ARTICLE 4
ACKNOWLEDGEMENT OF THE DEBTORS

4.1 Acknowledgement

Each of the Debtors hereby acknowledges and agrees that:

(a) it authorizes the Agent, the Lenders and the Subordinate Creditors to share with each other any information possessed by them relating to the Indebtedness and to payments received by the Agent, the Lenders and the Subordinate Creditors in respect thereof;

(b) this Agreement shall not modify, relieve or release it from any of its Indebtedness or performance obligations under the agreements giving rise to the Subordinate Rights;

(c) it is a party hereto solely for the purpose of providing the acknowledgements and agreements set forth herein and does not, and is not intended to, derive any benefits hereunder; and

(d) it consents to the terms of this Agreement and agrees to comply with, and to not act contrary to, the terms of this Agreement.

ARTICLE 5
TERMINATION

5.1 Termination

The provisions hereof shall in all respects be a continuing agreement and shall remain in full force and effect until the final and indefeasible payment in cash and performance in full and satisfaction of the Superior Debt and the termination of the Credit Agreement and all Swaps between a Debtor and a Lender.

5.2 Reinstatement

This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Superior Debt is rescinded, reversed, nullified, rendered void or voidable or must otherwise be restored, refunded, returned or unwound for any reason, all as though such payment had not been made or such performance had not occurred.

ARTICLE 6
MISCELLANEOUS

6.1 New Debtors

Upon the creation, acquisition or existence of (a) a Subsidiary that is or will become a debtor or payor in respect of any Subordinate Debt (a "**New Debtor**") or (b) a Subsidiary or an Excluded Trust Affiliate that is or will become a Subordinate Creditor and that is not already a party to this Agreement (a "**New Subordinate Creditor**"), the Borrower shall, to the extent required by Section 8.1(q) of the Credit Agreement and within the applicable time period contemplated thereby, cause such New Debtor or New Subordinate Creditor, as applicable, to become a party to and be bound by this Agreement by executing and delivering to the Agent an addition agreement substantially in the form of Schedule "A".

6.2 Assignments and Participations by Lenders

The Lenders may, from time to time without notice to or consent of the Subordinate Creditors, assign or transfer or grant participations in respect of any or all of the Superior Debt or any interest therein; and, notwithstanding any such assignment or transfer or grant of a participation or any subsequent assignment or transfer thereof or grant of a participation therein, the Subordinate Creditors acknowledge that such Superior Debt shall be and remain Superior Debt for the purposes hereof, and every immediate and successive assignee or transferee of, or participant in, any of the Superior Debt or of any interest therein shall, to the extent of the interest of such assignee, transferee or participant in the Superior Debt, be entitled to the full rights and benefits hereof.

6.3 Assignment by Subordinate Creditors or Debtors

Except as expressly permitted by the applicable Loan Documents, none of the Subordinated Creditors or the Debtors shall assign all or any portion of its obligations under this Agreement without the prior written consent of the Agent on behalf of the Lenders.

6.4 Accounts

The accounts and records of the Agent and the Lenders shall constitute, in the absence of manifest error, *prima facie* evidence of the Superior Debt.

6.5 Further Assurances

Each Party agrees to execute and deliver all deeds, documents, instruments and assurances (including discharges) as may be reasonably required by another Party from time to time (but at the expense of the Borrower) to reflect or confirm the terms hereof and to provide such information regarding the Indebtedness and the Subordinate Rights as may be reasonably requested from time to time.

6.6 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

6.7 Amendments

No provision of the Agreement may be amended verbally and any such amendment may only be made by way of an instrument in writing signed by the Parties.

6.8 Notice

All notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) and shall be given to the Parties at the following addresses or at such other

address as any Party shall designate for itself and all notices shall be effective upon actual receipt:

To the Agent:

Royal Bank of Canada as Agent
12th Floor, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Facsimile: [redacted]

To the Trust:

____
____
____
____

Attention: •
Telecopy: •

To the Debtors:

c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: General Counsel and Corporate Secretary
Telecopy: [redacted]

6.9 Governing Law

This Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. The Parties hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any of the transactions contemplated hereby.

6.10 Enurement

This Agreement shall be binding upon the Parties and their respective successors and permitted assigns.

6.11 Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

6.12 Entire Agreement

This Agreement contains the entire agreement between the Parties with respect to the matters herein contained and there are no other representations, warranties, covenants or collateral agreements between any of the Parties in connection therewith other than as expressly herein provided.

6.13 Acknowledgement Regarding Capacity of Trust

The Parties hereto acknowledge that the Trustee or Borrower, as applicable, is entering into this Agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Borrower or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund. For the purposes of this Section 6.13, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the Trust Indenture, as the same may be amended.

6.14 RBC Execution

RBC is entering into this Agreement in its capacity as a lender and agent under the Credit Agreement and as agent for and on behalf of any Lender or its Affiliate (including RBC) which is a counterparty to any Swap with any Debtor or a lender under any Operating Credit Facility. If RBC is replaced as agent under the Credit Agreement, RBC shall promptly assign its entire interest in this Agreement to the successor agent. If the Credit Agreement is terminated, RBC shall promptly assign its entire interest in this Agreement to the continuing Lenders or their nominee.

6.15 Counterpart

This Agreement maybe executed in several counterparts (including by telefax), each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same agreement.

IN WITNESS WHEREOF each Party has duly executed this Agreement as of the date and year first above written.

ROYAL BANK OF CANADA, as Agent

Per: ______________________________

Per: ______________________________

CANADIAN OIL SANDS TRUST, by its Manager, CANADIAN OILS SANDS LIMITED

Per: ______________________________

Per: ______________________________

CANADIAN OIL SANDS LIMITED

Per: ______________________________

Per: ______________________________

SCHEDULE A
TO THE SUBORDINATION AGREEMENT

FORM OF ADDITION AGREEMENT

ADDITION AGREEMENT

This Agreement is made as of •, 200•

BY:

• (the ["New Debtor/New Subordinate Creditor"])

IN FAVOUR OF:

ROYAL BANK OF CANADA, a Canadian chartered bank, having an office in Calgary, Alberta, as agent for and on behalf of the Lenders

WHEREAS pursuant to the Loan Documents, the Borrower is required to cause the [**New Debtor/New Subordinate Creditor**] to be added as a party to the Subordination Agreement by causing the [**New Debtor/New Subordinate Creditor**] to execute this Addition Agreement;

AND WHEREAS the [**New Debtor/New Subordinate Creditor**] has agreed to be bound by the Subordination Agreement.

The New Debtor agrees as follows:

1. **Reference to Subordination Agreement**

 (a) This Addition Agreement relates to the Subordination Agreement dated as of April 27, 2005 made among Royal Bank of Canada as agent, Computershare Trust Company of Canada as Trustee of Canadian Oil Sands Trust, Canadian Oil Sands Limited and the other Debtors and Subordinate Creditors party thereto from time to time, as amended, modified, supplemented, restated or replaced in accordance with the provisions thereof (the "**Subordination Agreement**").

 (b) Capitalized terms used herein and not otherwise defined herein shall have the same meanings as are ascribed thereto in the Subordination Agreement.

2. **Addition**

Effective as of •, 200• (the "**Addition Date**"), the [**New Debtor/New Subordinate Creditor**] shall become a [**Debtor/Subordinate Creditor**] for the purposes of the Subordination Agreement as fully as if it had been an original signatory thereunder, and shall have all of the obligations of a [**Debtor/Subordinate Creditor**] under the Subordination Agreement.

3. <u>Notice</u>

Any notice or other communication to the [New Debtor/New Subordinate Creditor] in connection with this Agreement or the Subordination Agreement shall be deemed to be delivered if delivered in the manner set forth in Section 6.8 of the Subordination Agreement at the following address:

•
c/o Canadian Oil Sands Limited
2500, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel and Corporate Secretary
Facsimile: [redacted]

4. <u>Governing Law</u>

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

IN WITNESS WHEREOF the **[New Debtor/New Subordinate Creditor]** has executed this Agreement as of the date first written above.

•

By: ______________________
Name:
Title:

Receipt of this Addition Agreement is acknowledged as of the date first written above.

CANADIAN OIL SANDS TRUST, by its Manager, CANADIAN OIL SANDS LIMITED

By: ______________________
Name:
Title:

ROYAL BANK OF CANADA, as Agent

By: ______________________
Name:
Title:

Schedule J to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

---

REQUEST FOR OFFER OF EXTENSION

Date: ________________

Royal Bank of Canada
1100, 888 - 3rd Street, S.W.
Calgary, AB T2P 5C5

Attention: Director, Corporate Banking
Facsimile: [redacted]

Dear Sirs:

We refer to the Amended and Restated Credit Agreement dated as of April 27, 2005 between Canadian Oil Sands Limited as Borrower and Royal Bank of Canada, as Lender (the "**Credit Agreement**"). Capitalized terms used herein have the same meanings as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, we hereby request that the Lender provide an Offer of Extension to extend the Term Date for a period of up to 364 days.

Yours truly,

CANADIAN OIL SANDS LIMITED

Per: ________________________
Name:
Title:

Schedule K to the Amended and Restated Credit Agreement dated as of April 27, 2005 between CANADIAN OIL SANDS LIMITED as Borrower and ROYAL BANK OF CANADA as Lender

---

MATERIAL SUBSIDIARIES
as at April 27, 2005

There are no Material Subsidiaries of the Borrower other than Canadian Oil Sands Limited Partnership (75% of the limited partnership interests and 100% of the general partnership interest are held by the Borrower while the remaining 25% limited partnership interests are held by Talisman Energy Inc. or one of its Affiliates).

RBC
Royal Bank

Royal Bank of Canada
Corporate Banking
11th Floor, 335 – 8th Avenue SW
Calgary, AB T2P 1C9
[redacted]

March 5, 2008

Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attn: Trudy M. Curran, General Counsel and Corporate Secretary

RE: Acceptance of Offer of Extension Letter dated February 27, 2008.

Dear Madam:

We refer to the Request for Offer of Extension letter dated February 27, 2008 and the $40 million amended and restated credit agreement dated as of April 27, 2005, as extended on March 29, 2006 and February 6, 2007, and amended on September 20, 2006 (the "Credit Agreement") between Canadian Oil Sands Limited (the "Borrower") and Royal Bank of Canada (the "Lender"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with section 3.13 of the Credit Agreement, Royal Bank of Canada hereby agrees to extend the Term Date for a period of 364 days from April 24, 2008 to April 23, 2009 and waives the 60 day notice period for the Borrower to request such extension.

Yours truly,
ROYAL BANK OF CANADA

/S/

Tom J. Oberaigner
Authorized Signatory

February 27, 2008

Canadian Oil Sands

Royal Bank of Canada
1100, 888-3rd Street S.W.
Calgary, AB
T2P 5C5

Attention: Director, Corporate Credit

Dear Sirs:

Re: EXTENSION TO CREDIT FACILITY

Reference is made to the $40 million amended and restated credit agreement dated as of April 27, 2005 (the "Credit Agreement") between Canadian Oil Sands Limited (the "Borrower") as the borrower, and the Royal Bank of Canada as the lender (the "Lender"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

WHEREAS in accordance with section 3.13 of the Credit Agreement, the Borrower has requested that the Lender extend the Term Date for a period of 364 days from April 24, 2008 to April 23, 2009.

Yours truly,

CANADIAN OIL SANDS LIMITED

/s/

Ryan M. Kubik
Chief Financial Officer

/s/

Trudy M. Curran
General Counsel and Corporate Secretary

Canadian Oil Sands

February 6, 2007

Royal Bank of Canada
1100, 888-3rd Street S.W.
Calgary, AB
T2P 5C5

Attention: Director, Corporate Credit

Dear Sirs:

Re: EXTENSION AND PRICING AMENDMENT TO CREDIT FACILITY

Reference is made to the $40 million amended and restated credit agreement dated as of April 27, 2005 (the "Credit Agreement") between Canadian Oil Sands Limited (the "Borrower") as the borrower, and the Royal Bank of Canada as the lender (the "Lender"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

WHEREAS in accordance with section 3.13 of the Credit Agreement, the Borrower has requested that the Lender extend the Term Date for a period of 364 days from April 25, 2007 to April 24, 2008.

NOW, THEREFORE, in consideration of mutual covenants and promises contained herein, the Borrower and the Lender hereby agree that the Credit Agreement be and is hereby amended as follows:

1. The definition "Margin" shall be amended by deleting the current table contained therein and inserting in place therefore the following:

Debt Rating Moody's/ Standard & Poor's	Margin for Prime Loans and U.S. Base Rate Loans (in bps)	Margin for Bankers' Acceptances or Libor Loans (in bps)	Utilization Fee if > 50% utilized
A3/A- or higher	[redacted]	[redacted]	[redacted]
Baa1/BBB+			
Baa2/BBB			
Baa3/BBB-			
below Baa3/BBB- or not rated			

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

2. The definition "Standby Fee Rate" shall be amended by deleting the current table contained therein and inserting in place therefore the following

Debt Rating Moody's/Standard & Poor's	**Standby Fee Rate (in bps)**
A3/A- or higher	[redacted]
Baa1/BBB+	[redacted]
Baa2/BBB	[redacted]
Baa3/BBB-	[redacted]
below Baa3/BBB- or not rated	[redacted]

3. The definition "Term Date" shall be deleted and replaced with the following:

"Term Date" means:

(a) April 24, 2008; or

Pricing information set forth in the provision marked above has been redacted on the basis of confidentiality.

(b) If such date is extended pursuant to Section 3.13, the date to which it has been extended;"

Yours truly,

CANADIAN OIL SANDS LIMITED

/s/

Marcel R. Coutu
President and Chief Executive Officer

/s/

Trudy M. Curran
General Counsel and Corporate Secretary

Agreed and accepted as of this 20th day of February, 2007 [redacted]

ROYAL BANK OF CANADA

Per: /s/

TOM J. OBERAIGNER
ATTORNEY-IN-FACT

RBC Royal Bank

RECEIVED Mar 29/06

Suite 1100, Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5
[redacted]

Tom J. Oberaigner
Corporate Banking

March 29, 2006

Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Trudy M. Curran
General Counsel & Corporate Secretary

Dear Sirs:

Re: Acceptance of Offer of Extension

We refer to the Request for Offer of Extension letter dated February 1, 2006 and the $40 million amended and restated credit agreement dated as of April 27, 2005 (the "Credit Agreement") between Canadian Oil Sands Limited ("COSL") as the Borrower, and the Royal Bank of Canada as the lender (the "Lender"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.13 of the Credit Agreement, Royal Bank of Canada hereby agrees to extend the Term Date for a period of 364 days to April 25, 2007.

Yours truly,
ROYAL BANK OF CANADA

/s/

Tom J. Oberaigner
Authorized Signatory

CANADIAN OIL SANDS LIMITED

Issuer

CANADIAN OIL SANDS TRUST

Guarantor

ATHABASCA OIL SANDS INVESTMENTS INC.

Guarantor

CANADIAN OIL SANDS INVESTMENTS INC.

Guarantor

to

THE BANK OF NEW YORK

Trustee

INDENTURE

Dated as of *August 24, 2001*

TABLE OF CONTENTS

INDENTURE, dated as of August 24, 2001, among CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (herein called the "Corporation"), having its principal office at 150 - 9th Avenue S.W., Calgary, Alberta T2P 2S5, CANADIAN OIL SANDS TRUST, a trust duly organized and existing under the laws of the Province of Alberta (herein called the "Trust"), having its principal office at 150 - 9th Avenue S.W., Calgary, Alberta T2P 2S5, CANADIAN OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the laws of the Province of Alberta (herein called "COSII"), having its principal office at 150 - 9th Avenue S.W., Calgary, Alberta T2P 2S5, ATHABASCA OIL SANDS INVESTMENTS INC., a corporation duly organized and existing under the Province of Alberta (herein called "AOSII"), having its principal office at 150 – 9th Avenue S.W., Calgary, Alberta T2P 2S5, and THE BANK OF NEW YORK, a New York banking corporation, as Trustee (herein called the "Trustee"), having its Corporate Trust Office at 101 Barclay Street, New York, New York 10286. Capitalized terms are used as defined in Section 1.1.

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance of 7.9% Senior Notes due 2021 initially issued in an aggregate principal amount of $250,000,000 (the "Securities"). All things necessary to make this Indenture a valid and legally binding agreement of the Corporation, in accordance with its terms, have been done.

RECITALS OF THE GUARANTORS

Each of the Guarantors has duly authorized the execution and delivery of this Indenture to provide for the issuance of the Guarantees provided herein and the endorsement of such Guarantees on the Securities. All things necessary to make this Indenture a valid and legally binding agreement of the Guarantors, in accordance with its terms, have been done.

NOW, THEREFORE:

For and in consideration of the promises and the purchase of the Securities by the Holders, each party covenants and agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of Securities:

1. DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1 Definitions.

For all purposes of this Indenture, except as otherwise expressly provided herein or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; *provided, however*, that for the avoidance of any possible doubt, any act or condition in accordance herewith and permitted hereunder when taken, created

or occurring shall not become a violation of any provision of this Indenture as a result of a subsequent change in GAAP;

(c) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(e) the words "include", "including" and "included" as used herein shall be deemed in each case to be followed by the phrase "without limitation"; and

(f) all dollar amounts are expressed in United States dollars;

"**Accredited Investors**" means the institutional investors that are "accredited investors" within the meaning of Rule 501(a)(1), (2), (3), or (7) under the Securities Act;

"**Act**", when used with respect to any Holder, has the meaning specified in Section 1.4;

"**Additional Amounts**" has the meaning specified in Section 10.13;

"**Additional Assets**" means any Property (other than cash or cash equivalents) used in any business which the Corporation or any Guarantor, as the case may be, is permitted to carry on pursuant to its constating documents, as amended from time to time;

"**Additional Securities**" means up to an unlimited additional aggregate principal amount of Securities that may be issued under a supplemental indenture after the date that the Securities are first issued by the Corporation and authenticated by the Trustee under this Indenture, which shall rank *pari passu* with the Securities initially issued in all respects;

"**Adjusted Treasury Rate**" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Redemption Date;

"**Affiliate**" of any specified Person means any other Person (i) which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person, or (ii) which beneficially owns or holds directly or indirectly 10% or more of any class of the Voting Stock of such specified Person or of any subsidiary of such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of Voting Stock, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing;

"**Agent Member**" means any members of, or participants in, the Depositary;

"**AOST Royalty Provisions**" means the Reserve Royalty Provisions set forth in Schedule "M" to the AOST working interest purchase agreement dated as of June 1, 1995 between the Province

of Alberta and Torch Energy Advisors Incorporated and relating to the acquisition of certain interests in the Syncrude Project, as amended from time to time;

"**Applicable Procedures**" means applicable procedures of the Depositary, Euroclear System or Clearstream Banking, société anonyme, as the case may be;

"**Asset Sale**" means, with respect to any Person, any transfer, conveyance, sale, lease or other disposition by such Person or any of its subsidiaries (including, without limitation, dispositions pursuant to any consolidation, amalgamation or merger or other sale of such subsidiary with, into or to another Person, but excluding any Sale and Leaseback Transaction) by such Person or any of its subsidiaries in any single transaction or series of transactions of (a) shares of Capital Stock or other ownership interests of any Person (including the transfer, conveyance, sale or other disposition of any shares of Capital Stock of a subsidiary of the Corporation or any Guarantor and any issuance to a Person other than the Corporation or any Guarantor or a subsidiary by such a subsidiary made after the Issue Date, other than directors' qualifying shares, of its Capital Stock or any securities convertible into, or warrants, rights, options to subscribe for or purchase shares of its Capital Stock) or (b) any other Property of such Person or any of its subsidiaries; *provided, however,* that the term "Asset Sale" shall not include (i) the sale or transfer of Permitted Short-Term Investments, inventory, accounts receivable, oil and gas production or other Property in the ordinary course of business; (ii) the liquidation of property received in settlement of debts owing to the Corporation or any Guarantor or any subsidiary thereof as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to the Corporation or any subsidiary in the ordinary course of business of the Corporation or such Guarantor or subsidiary; (iii) when used with respect to the Corporation or any Guarantor, any asset disposition which constitutes a disposition of all or substantially all of the Corporation's or Guarantor's assets; (iv) the sale of any Property by the Corporation or any Guarantor or a subsidiary of the Corporation or Guarantor to a subsidiary of the Corporation or any Guarantor or to the Corporation or any Guarantor; or (v) the distribution of any Property to a Unitholder upon exercise of its rights of redemption pursuant to the Trust Indenture;

"**Authenticating Agent**" means any Person authorized by the Trustee pursuant to Section 6.13 to act on behalf of the Trustee to authenticate the Securities;

"**Board of Directors**" means with respect to each of the Corporation and the Subsidiary Guarantors either the board of directors of the applicable entity or any duly authorized committee of that board;

"**Board Resolution**" means with respect to each of the Corporation and the Subsidiary Guarantors a copy of a resolution certified by any one of the Chairman, Chief Executive Officer, Chief Financial Officer, Comptroller, Corporate Secretary or Assistant Corporate Secretary of the applicable entity to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee;

"**Business Day**", (i) when used with respect to any Place of Payment, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order to close and (ii) when used in any other context, means each Monday, Tuesday, Wednesday, Thursday and

Friday which is not a day on which banking institutions in New York are authorized or obligated by law or executive order to close;

"**Capital Lease Obligation**" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. For purposes of Section 10.7, a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased;

"**Capital Stock**" in any Person means any and all shares, interests, participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person; *provided, however,* that "Capital Stock" shall not include Redeemable Stock;

"**Commission**" means the Securities and Exchange Commission, from time to time constituted and created under the Exchange Act or if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time;

"**Comparable Treasury Issue**" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Securities that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Securities;

"**Comparable Treasury Price**" means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for the Redemption Date;

"**Compliance Certificate**" means a compliance certificate substantially in the form attached hereto as Exhibit C executed by a senior officer of the Corporation;

"**Consolidated Tangible Assets**" means the total assets, after deducting therefrom all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, of any Person and its subsidiaries on a consolidated basis as of the date of any Person's most recent quarterly balance sheet determined in accordance with GAAP;

"**Corporate Trust Office**" means the principal office of the Trustee in The Borough of Manhattan, The City of New York, at which at any particular time its corporate trust business shall be principally administered and which at the date hereof is located at 101 Barclay Street, Floor 21 West, New York, New York 10286, Attn: Corporate Trust Administration;

"**corporation**" means a corporation, association, company, joint stock company or business trust;

"**Corporation**" means the Person named as the "**Corporation**" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Corporation" shall mean such successor Person;

"**Corporation Request**", "**Corporation Order**", "**Guarantor Request**" or "**Guarantor Order**" means respectively a written request or order signed in the name of either the Corporation or a Guarantor, as the case may be, by, in the case of the Corporation or a Subsidiary Guarantor, any two of its Chairman, its Chief Executive Officer, or its Chief Financial Officer, or by any one of the foregoing together with any one of the Controller, any Assistant Controller, the Corporate Secretary or any Assistant Corporate Secretary of the Corporation or such Subsidiary Guarantor, or, in the case of the Trust, by an authorized officer of each of COSII and AOSII, as managers of the Trust, as the case may be, and delivered to the Trustee;

"**COST Royalty Provisions**" means the Reserve Royalty Provisions set forth in Schedule "L" to the COST working interest purchase agreement dated June 20, 1996 between PanCanadian Petroleum Limited and COSII and relating to the acquisition of certain interests in the Syncrude Project, as amended from time to time;

"**COST Trustee**" means the trustee of the Trust until a successor trustee shall have become such pursuant to the Trust Indenture;

"**Covenant Defeasance**" has the meaning specified in Section 12.2;

"**CUSIP Number**" means, with respect to the Securities, an identification number assigned to such security pursuant to the procedures of the Committee on Uniform Security Identification Procedures and by the CUSIP Service Bureau;

"**Default**" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default;

"**Defaulted Interest**" has the meaning specified in Section 3.9;

"**Defeasance**" has the meaning specified in Section 12.1;

"**Depositary**" means, with respect to Securities issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated by the Corporation to act as Depositary for such Securities. Initially, the Depositary shall be The Depository Trust Company, its nominees and their respective successors;

"**Event of Default**" has the meaning specified in Section 5.1;

"**Excess Net Cash Proceeds**" means cash and cash equivalents received by any Person or its subsidiaries in respect of any Asset Sales during any period of four consecutive fiscal quarters in excess of 15% of the Consolidated Tangible Assets (as measured at the beginning of the period in question) of the Corporation net of (i) reasonable out-of-pocket expenses of such Person or such subsidiary of the type customarily incurred in connection with an Asset Sale of such type, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred (but excluding any fees payable to any Affiliate of such Person) and

all federal, state, provincial, foreign and local taxes arising in connection with such Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person or its subsidiaries and (ii) all payments made by such Person or its subsidiaries on any Indebtedness which is secured by the Properties subject to such Asset Sale in accordance with the terms of any Lien upon or with respect to such Properties or which must, by the terms of such Lien, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale; *provided, however,* that in the event that any consideration for an Asset Sale (which would otherwise constitute cash received in respect of an Asset Sale) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall be deemed to constitute cash received in respect of an Asset Sale only at such time as it is released to such Person or its subsidiaries from escrow (as if such Asset Sale occurred at the time of such release from escrow); and *provided further, however*, that any non-cash consideration received in connection with an Asset Sale which is subsequently converted to cash shall be deemed to constitute cash received in respect of an Asset Sale at the time of such conversion (as if such Asset Sale occurred at the time of such conversion);

"**Exchange Act**" means the United States Securities Exchange Act of 1934 and any successor statute thereto, in each case as amended from time to time;

"**Exchange Rate Contract**" means, with respect to any Person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or any combination thereof, designed to provide protection against fluctuations in currency exchange rates;

"**Excluded Holder**" shall have the meaning specified in Section 10.13;

"**Expiration Date**" has the meaning specified in Section 1.4;

"**Fair Market Value**" means, with respect to any assets as of any date of determination, the fair market value of such assets as of such date as determined in good faith by (i) any officer of the Corporation or any Subsidiary Guarantor, as the case may be, if such fair market value does not exceed $15,000,000 and (ii) the Board of Directors of the Corporation or such Subsidiary Guarantor, as the case may be, as evidenced by a Board Resolution, delivered to the Trustee if such fair market value exceeds $15,000,000;

"**Financial Statements**" means, but is not limited to, a balance sheet and statements of income and retained earnings, changes in financial position and trust royalty;

"**Fiscal Quarter**" means the three-month period commencing on the first day of each Fiscal Year and each successive three-month period thereafter during such Fiscal Year;

"**Fiscal Year**" means the Corporation's fiscal year commencing on January 1 of each year and ending on December 31 of such year or such other fiscal year of the Corporation as advised by the Corporation to the Trustee;

"**Funded Debt**" means all Liabilities of the Corporation determined on a consolidated basis which are included on the consolidated balance sheet of the Corporation, but without duplication:

(i) in respect of obligations for borrowed money (whether by the Corporation or not) and including, for greater certainty, reimbursement obligations in respect of letters of credit or letters of guarantee, but excluding Subordinated Debt;

(ii) in respect of any lease which is a Capital Lease Obligation (including any Sale and Leaseback Transaction to the extent it constitutes a Capital Lease Obligation);

(iii) in respect of Production Payments;

(iv) in connection with the acquisition of assets or receipt of services or both unless the same are payable on normal trade terms in less than ninety (90) days from the date such assets are acquired or such services are received and are not the subject of any renewal or extension provisions or arrangements; and

(v) in respect of guarantees of any of the Liabilities described in paragraphs (i), (ii), (iii) or (iv) of this definition;

and including, for greater certainty but without duplication:

(vi) each Subsidiary Guarantor's share (based upon its Working Interest) of obligations for borrowed money issued, created, incurred or assumed by Syncrude Canada Ltd. or all of the participants in the Syncrude Joint Venture solely for the purposes of the Syncrude Project;

(vii) each Subsidiary Guarantor's share of any obligations for borrowed money of Northward Developments Ltd.;

(viii) each Subsidiary Guarantor's share of any Liabilities under the Utilities Plant Energy Sales Agreements; and

(ix) each Subsidiary Guarantor's share of future site reclamation and restoration costs (net of any amounts in the Mining Reclamation Trust) reasonably expected by such Subsidiary Guarantor to be incurred prior to the Stated Maturity of the Securities;

and, if applicable, by adding thereto the amount by which current liabilities of the Corporation exceeds current assets of the Corporation or, if applicable, by deducting therefrom the amount by which current assets of the Corporation exceeds current liabilities of the Corporation (in each case calculated by excluding current liabilities which are otherwise included in this definition of Funded Debt) and all as determined in accordance with GAAP and by reference to the consolidated balance sheet of the Corporation (including any exchange rates used therein for the purposes of converting amounts in U.S. Dollars to Canadian Dollars) and provided that there shall be deducted from the aggregate of the amounts in paragraphs (vii) and (viii) any amounts which the Corporation or any Subsidiary Guarantor has retained in a special account maintained for the payment of such Liabilities and which the Corporation or such Subsidiary Guarantor has established as a "Reserve" under the provisions of the Royalty Provisions;

"**GAAP**" means Canadian generally accepted accounting principles as in effect on the date of the Indenture and, with respect to Section 10.7, means Canadian generally accepted accounting principles which are in effect from time to time;

"**Global Security**" has the meaning specified in Section 2.1;

"**Guarantee**" means the guarantee of the payment of the principal of, and premium, if any, and interest on the Securities by each of the Guarantors, subject to each Subsidiary Guarantor's guarantee being limited to that percentage of the principal amount of the Securities as is equal to such Subsidiary Guarantor's *pro rata* share of the Subsidiary Guarantors' combined working interest in the Syncrude Joint Venture, together with interest on the guaranteed portion of principal at the rate borne by the Securities;

"**guarantee**" by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including, without limitation, any Lien on the assets of such Person securing obligations of the primary obligor and any obligation of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase or payment of) any security for the payment of such Indebtedness, (ii) to purchase Property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness (and "guaranteed", "guaranteeing" and "guarantor" shall have meanings correlative to the foregoing); *provided, however,* that a guarantee by any Person shall not include (i) endorsements by such Person for collection or deposit, in either case, in the ordinary course of business or (ii) a contractual commitment by one Person to invest in another Person;

"**Guarantors**" means the Trust and the Subsidiary Guarantors;

"**Hedging Agreements**" means Exchange Rate Contracts, Interest Rate Protection Agreements and Oil and Gas Purchase and Sale Contracts, and any combination of the foregoing, in each case, that are entered into in the ordinary course of business;

"**Holder**" or "**Holders**" means a Person or Persons in whose name a Security is registered in the Security Register;

"**Incur**" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), extend, assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation (including, without limitation, by virtue of the creation of any Lien with respect to any Property) or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); *provided, however*, that for the avoidance of any possible doubt, a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness;

"**Indebtedness**" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, and whether or not contingent, (i) any obligation of such Person for borrowed money; (ii) any obligation of such Person evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations Incurred in connection with the acquisition of Property, assets or businesses; (iii) any reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) any obligation of such Person issued or assumed as the deferred purchase price of Property or services; (v) any Capital Lease Obligation of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination; (vii) any payment obligation of such Person under Hedging Agreements at the time of determination; (viii) any obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party, other than rent pursuant to an operating lease for the Corporation's headquarters; and (ix) any obligation of the type referred to in clauses (i) through (viii) of this paragraph of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, provided that Indebtedness shall not include Production Payments and Reserve Sales. For purposes of this definition, the maximum fixed repurchase price of any Redeemable Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; *provided, however,* that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date;

"**Indenture**" means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture;

"**Initial Securities**" means the $250,000,000 aggregate principal amount of Securities issued under this Indenture on the date hereof;

"**Interest Payment Date**", when used with respect to any Security, means the Stated Maturity of an instalment of interest on such Security;

"**Interest Rate Protection Agreement**" means, with respect to any Person, any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement designed to protect such Person or its subsidiaries against fluctuations in interest rates, as in effect from time to time;

"**Issue Date**" means the date upon which the Securities first were issued and authenticated hereunder;

"**Investment**" means, with respect to any Person (i) any amount paid by such Person, directly or indirectly (such amount to be the fair market value of such Property at the time of transfer), to any other person for Capital Stock or other Property of, or as a capital contribution to, any other person or (ii) any direct or indirect loan or advance to any other Person (other than accounts receivable of such person arising in the ordinary course of business); *provided, however,* that Investments shall not include extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and any increase in the equity ownership in any Person resulting from retained earnings of such Person;

"**Investment Company Act**" means the United States Investment Company Act of 1940 and any successor statute thereto, in each case as amended from time to time;

"**Liabilities**" means, with respect to a Person at any time, all the Person's indebtedness, liabilities and obligations of any nature or kind whatsoever, whether fixed or contingent, absolute or not, determined or undetermined, choate or inchoate;

"**Lien**" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or other), charge, easement, encumbrance, preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing), but excluding any interest in accounts receivable that have been sold in a transaction accounted for as a sale in accordance with GAAP, and excluding the Unitholders' right of redemption pursuant to the Trust Indenture;

"**Maturity**" means, with respect to any Security, the date on which the principal of such Security or an instalment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise;

"**Mining Reclamation Trust**" means collectively the trusts established by the Subsidiary Guarantors with Montreal Trust Company of Canada as trustee pursuant to settlement agreements dated November 30, 1995 and June 20, 1996, and maintained for the purpose of funding the Subsidiary Guarantors' share of environmental and reclamation obligations of the mine or mines comprised in the Syncrude Project;

"**Net Available Proceeds**" from any Sale and Leaseback Transaction means cash and cash equivalents received by any Person or its subsidiaries net of expenses and payments of the types referred to in (i) and (ii) of the definition of Excess Net Cash Proceeds;

"**Notice of Default**" means a written notice described in Section 5.1;

"**Officers' Certificate**" means with respect to each of the Corporation and the Subsidiary Guarantors, a certificate signed by any two of the Chairman, the Chief Executive Officer or the Chief Financial Officer, or any one of the foregoing together with any one of the Comptroller, the Corporate Secretary or any Assistant Corporate Secretary, of the applicable entity, and with respect to the Trust, a certificate signed by an authorized officer of each of COSII and AOSII, as managers of the Trust, and delivered to the Trustee. One of the officers signing an Officers'

Certificate given pursuant to Section 10.4 shall be the principal executive, financial or accounting officer of the applicable entity;

"**Oil and Gas Business**" means the business of the exploration for, and development, acquisition, production, processing, marketing, refining, storage and transportation of, hydrocarbons, the mining and extraction of crude bitumen from oil sands and upgrading of such crude bitumen to synthetic crude oil and other related energy and natural resource businesses;

"**Oil and Gas Liens**" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for acquisition, surveying, exploration, drilling, extraction, mining, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties including power plants and utilities or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or for acquiring ownership of any Person which owns any such property or interest therein; (ii) Liens on an oil and/or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business, provided in all instances that such Liens are limited to the assets that are the subject of the relevant agreement; (iv) Liens arising in connection with Production Payments and Reserve Sales; and (v) Liens on pipelines or pipeline facilities that arise by operation of law;

"**Oil and Gas Purchase and Sale Contract**" means, with respect to any Person, any oil and gas agreements, and other agreements or arrangements, or any combination thereof, designed to provide protection against oil and gas price fluctuations;

"**Opinion of Counsel**" means with respect to each of the Corporation and the Guarantors, a written opinion of counsel, who may be internal legal counsel for the applicable entity, and who may rely, as to factual matters, on Officers' Certificates;

"**Outstanding**" when used with respect to the Securities means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, *except*:

(i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii) Securities, or portions thereof, for whose payment or redemption money in the necessary amount has been theretofore deposited with, the Trustee or any Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii) Securities as to which Defeasance has been effected pursuant to Section 12.1; and

(iv) Securities which have been paid pursuant to Section 3.8 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a *bona fide* purchaser in whose hands such Securities are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, Securities owned by the Corporation, any Guarantor, or any other obligor upon the Securities or any Affiliate of the Corporation, any Guarantor, or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Trust Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Corporation, any Guarantor, or any other obligor upon the Securities or any Affiliate of the Corporation, any Guarantor, or of such other obligor;

"**Paying Agent**" means any Person authorized by the Corporation to pay the principal of or any premium or interest on any Securities on behalf of the Corporation;

"**Permitted Short-Term Investments**" means investments in obligations maturing not more than 180 days after the date of acquisition and at the time of investment:

(i) issued by the Government of Canada or the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by Canada or the United States of America;

(ii) issued by a province of Canada, or an instrumentality or agency thereof, with a rating of at least R1 (low) or higher by Dominion Bond Rating Service Limited or A-1 (low) or higher by Canadian Bond Rating Service Inc.;

(iii) term deposits, guaranteed investment certificates, certificates of deposit, bankers' acceptances or bearer deposit notes of any Canadian chartered bank or other financial institution which have been rated at least A-1 by Standard and Poors Inc. or at least P-1

or the equivalent thereof by Moody's Investor Service Inc., or at least A-1 by Canadian Bond Rating Service Inc. or at least R1 (mid) by Dominion Bond Rating Service Inc.;

(iv) commercial paper issued by a corporation organized and existing under the laws of Canada or the United States of America with a rating of at least A-1 by Standard and Poors Inc., P-1 by Moody's Investor Service Inc., R1 (mid) or higher by Dominion Bond Rating Service Inc., or A-1 or higher by Canadian Bond Rating Service Inc.;

(v) any asset-backed debt securities with ratings of at least A-1 by Standard and Poors Inc., P-1 by Moody's Investor Service Inc., R1 (high) by Dominion Bond Rating Service Inc., or A-1+ by Canadian Bond Rating Service Inc.;

(vi) notes, bonds, coupons, debentures or other debt securities issued by any United States or Canadian corporation with ratings of at least A-1 by Standard and Poors Inc., P-1 by Moody's Investor Service Inc., R1 (mid) or higher by Dominion Bond Rating Service Inc., or A-1 or higher by Canadian Bond Rating Service Inc.;

(vii) two or more Exchange Rate Contracts entered into in connection with an Investment pursuant to clauses (i) to (vi) inclusive, provided that the Exchange Rate Contracts, taken together, involve no currency risk to the Corporation; and

(viii) any Interest Rate Protection Agreement entered into in connection with Investments pursuant to clause (i) to (vi) inclusive;

provided that in the event of a rating downgrade on any Permitted Short-Term Investment by Standard and Poors Inc., Moody's Investor Service Inc., Dominion Bond Rating Service Inc. or Canadian Bond Rating Service Inc. during the period in which the Permitted Short-Term Investment is held, the Corporation, acting reasonably, shall have the full discretion to retain the Permitted Short-Term Investment to maturity;

"**Person**" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof;

"**Physical Security**" has the meaning specified in Section 2.1;

"**Place of Payment**" means the place or places where the principal of and any premium and interest on the Securities are payable;

"**Predecessor Security**" of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.8 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security;

"**Prepayment Offer**" means a written offer sent by the Corporation by first-class mail, postage prepaid, to each Holder at his address appearing in the Security Register on the date of the Prepayment Offer offering to purchase on a pro-rata basis up to the principal amount of Securities specified in such Prepayment Offer at a purchase price equal to 100% of the

outstanding principal amount thereof subject to the Prepayment Offer plus accrued interest thereon, if any, to the Purchase Date. Unless otherwise required by applicable law, the Prepayment Offer shall specify an expiry date (the "Expiry Date") of the Prepayment Offer which shall be, subject to any contrary requirements of applicable law, not less than 30 days nor more than 60 days after the date of the Prepayment Offer, and a settlement date (the "Purchase Date") for purchase of the Securities within five Business Days after the Expiry Date. The Prepayment Offer shall contain information concerning the business of the Corporation and its subsidiaries which the Corporation in good faith believes will enable such Holders to make an informed decision with respect to the Prepayment Offer, which at a minimum will include (a) the Corporation's most recent annual and quarterly financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (which requirements may be satisfied by delivery of such documents together with the Prepayment Offer); (b) a description of material developments in the Corporation's business subsequent to the date of the latest of such financial statements referred to in clause (a); (c) if applicable, appropriate pro forma financial information concerning the Prepayment Offer; (d) a description of the procedure which a Holder must follow and any other information necessary to enable such Holders to tender Securities pursuant to the Prepayment Offer; and (e) any other information required by applicable law to be included therein. The Prepayment Offer shall also state:

(i) the Expiry Date and the Purchase Date;

(ii) that any Securities (or any portion thereof) accepted for payment (and duly paid on the Purchase Date) pursuant to the Prepayment Offer will cease to accrue interest after the Purchase Date;

(iii) the aggregate principal amount of the Securities offered to be purchased by the Corporation pursuant to the Prepayment Offer (including, if less than 100%, the manner by which such has been determined hereunder) (the "Purchase Amount");

(iv) the purchase price to be paid by the Corporation for each $1,000 aggregate principal amount of Securities accepted for payment (as specified hereunder) (the "Purchase Price");

(v) that the Holder may tender all or any portion of the Securities registered in the name of such Holder and that any portion of a Security tendered must be tendered in an integral multiple of $1,000 principal amount;

(vi) the place or places where Securities are to be surrendered for tender pursuant to the Prepayment Offer;

(vii) that each Holder electing to tender a Security pursuant to the Prepayment Offer will be required to surrender such Security at the place or places specified in the Prepayment Offer prior to the close of business on the Expiry Date (such Security being, if the Corporation or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation and the Trustee, duly executed by the Holder thereof or his attorney duly authorized in writing);

(viii) that Holders will be entitled to withdraw all or any portion of the Securities tendered if the Corporation (or its Paying Agent) received, not later than the close of business on the Expiry Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder tendered, the certificate number of the Security the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(ix) that if Securities in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Prepayment Offer, the Corporation shall purchase all such Securities; and

(x) that in the case of any Holder whose Security is purchased only in part, the Corporation shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Security so tendered;

"**primary obligor**" has the meaning specified in the definition of "guarantee" set forth in this Section 1.1;

"**Production Payment**" means:

(i) the sale or other transfer of any petroleum substances, whether in place or when produced, for a period of time until, or of an amount such that, the purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products; or

(ii) any other interest in Property of the character commonly referred to as a "production payment";

"**Production Payments and Reserve Sales**" means the grant or transfer to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), master limited partnership interest or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental matters;

"**Property**" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other Person (but excluding Capital Stock or other securities issued by such Person);

"**Qualified Institutional Buyer**" has the meaning attributed thereto in Rule 144A;

"Quotation Agent" means Salomon Smith Barney Inc. or such other Reference Treasury Dealer appointed by the Corporation;

"**Redeemable Stock**" of any Person means any equity security of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including on the happening of an event), is required to be redeemed for cash or other Property or is redeemable for cash or other Property at the option of the holder thereof, in whole or in part, on or prior to the Stated Maturity of the Securities; or is exchangeable for Indebtedness at any time, in whole or in part, on or prior to the Stated Maturity of the Securities;

"**Redemption Date**", when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture;

"**Redemption Price**", when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture;

"Reference Treasury Dealer" means (i) Salomon Smith Barney Inc. or its successor; provided, however, that if it shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Corporation shall substitute for it another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by the Corporation;

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the Redemption Date;

"**Regular Record Date**" for the interest payable on any Interest Payment Date on the Securities means the date specified for that purpose in the Securities;

"**Regulation S**" means Regulation S under the Securities Act;

"Reorganization" means the merger or other combination of each of the Subsidiary Guarantors with the Corporation;

"Royalty Provisions" means, collectively, the AOST Royalty Provisions and the COST Royalty Provisions;

"**Rule 144A**" means Rule 144A under the Securities Act;

"**Sale and Leaseback Transaction**" means, with respect to any Person, any direct or indirect arrangement (excluding, however, any such arrangement between such Person and a subsidiary of such Person or between one or more subsidiaries of such Person) pursuant to which Property is sold or transferred by such Person or a subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or by a subsidiary of such Person, other than pursuant to a lease with an original term (including any period for which the lease may be renewed or extended at the option of the lessor) of 36 months or less;

"**Security**" and "**Securities**" have the meaning stated in the first recital of this Indenture, as amended or supplemented from time to time in accordance with the terms hereof, and more particularly means any Securities authenticated and delivered under this Indenture;

"**Securities Act**" means the United States Securities Act of 1933 and any successor statute thereto, in each case as amended from time to time;

"**Security Register**" and "**Security Registrar**" have the respective meanings specified in Section 3.5;

"**Special Record Date**" for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.9;

"**Stated Maturity**", when used with respect to any Security or any instalment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such instalment of principal or interest is due and payable;

"**Subordinated Debt**" means obligations for borrowed money incurred or assumed by the Corporation or any Subsidiary Guarantor, the terms of which provide that upon the occurrence of a Default or Event of Default or the occurrence of, or the commencement of any proceedings in relation to, dissolution, winding-up, liquidation, receivership, insolvency or bankruptcy of the Corporation or such Subsidiary Guarantor, the principal of such obligations for borrowed money, premium, if any, and interest, fees and other amounts payable in respect thereof shall be postponed, subordinate and junior in right of payment to, and that no payments shall be made in respect thereof in priority to, the payment in full of all Liabilities of the Corporation and the Guarantors under the Securities or the Guarantees, as the case may be, and, if any such payment is made, it shall be held in trust for the benefit of the Trustee on behalf of the Holders;

"**subsidiary**" of a Person means (a) another Person a majority of whose Voting Stock is at the time, directly or indirectly, owned or controlled by (i) the first Person, (ii) the first Person and one or more of its subsidiaries or (iii) one or more of the first Person's subsidiaries or (b) another Person (i) at least 50% of the ownership interest of which and (ii) the power to elect or direct the election of a majority of the directors or other governing body of which are controlled by Persons referred to in clauses (a)(i), (ii) or (iii) above;

"**Subsidiary Guarantors**" means AOSII, COSII and any other subsidiary of the Corporation that may in the future own properties with respect to which royalties are paid to the Trust;

"**Surviving Entity**" has the meaning specified in Section 8.1;

"**Syncrude Joint Venture**" means the joint venture formed by the participants thereof for the purposes of exploiting the Athabasca oil sands which include the plant and facilities located at Mildred Lake, where the mining, extraction and upgrading of bitumen occurs, and the leases acquired or developed in connection therewith;

"**Syncrude Project**" means (a) the scheme for the recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the Energy Resources Conservation Board of Alberta ("ERCB") and subsequently approved in Approval No. 7550 of

the ERCB, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by Syncrude Canada Ltd. on their behalf in connection with such scheme, (c) the oil sands leases and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

"**Taxes**" has the meaning specified in Section 10.13;

"**Total Capitalization**" means the aggregate of:

(i) Funded Debt of the Corporation;

(ii) shareholders' equity of the Corporation determined in accordance with GAAP and by reference to the consolidated financial statements of the Corporation but excluding any preferred shares included therein; and

(iii) the consolidated Unitholders' equity of the Trust determined in accordance with GAAP and by reference to the consolidated financial statements of the Trust and as if the sole investment of the Trust is its investment in the Corporation and the Trust Royalty;

"**Trust**" means the Canadian Oil Sands Trust;

"**Trust Indenture**" means the amended and rested trust indenture made as of July 5, 2001 among Computershare Trust Company of Canada, as trustee, and AOSII and COSII, as amended;

"**Trust Indenture Act**" means the United States Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; *provided, however*, that in the event the United States Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the United States Trust Indenture Act of 1939 as so amended;

"**Trust Officer**" means any officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters and who has direct responsibility for the administration of this Indenture;

"**Trust Royalty**" means the net royalty on the production of synthetic crude oil and associated products attributable to the Working Interest, provided pursuant to the Royalty Provisions;

"**Trustee**" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include the successor;

"**Unitholders**" means the holders of the units of the Trust;

"**U.S. Government Obligation**" means (a) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States

of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (b) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (a) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt;

"Utilities Plant Energy Sales Agreements" means (a) the utilities plant energy sales agreement referred to in the COST working interest purchase agreement dated June 20, 1996 between PanCanadian and COSII and relating to the acquisition of certain interests in the Syncrude Project, as amended from time to time and (b) the utilities plant energy sales agreement referred to in the AOST working interest purchase agreement dated June 1, 1995 between the Province of Alberta and Torch Energy Advisors Incorporated and relating to the acquisition of certain interests in the Syncrude Project, as amended from time to time;

"Vice President", when used with respect to the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president";

"Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency; and

"Working Interest" means, collectively, the 10.0% working interest and the 11.74% working interest in the Syncrude Joint Venture owned by COSII and AOSII, respectively.

1.2 Compliance Certificates and Opinions.

Upon any application or request by the Corporation or any of the Guarantors to the Trustee to take any action under any provision of this Indenture, the Corporation or such Guarantor, as the case may be, shall furnish to the Trustee such certificates and opinions as may be required hereunder. Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Corporation or a Guarantor, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided for in Section 10.4) shall include,

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

1.3 Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion included in an Officer's Certificate may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or opinion of counsel included in an Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation or of a Subsidiary Guarantor or of an officer of each of AOSII and COSII, as managers of the Trust, in the case of the Trust, as the case may be, stating that the information with respect to such factual matters is in the possession of the Corporation or such Guarantor, as the case may be, unless such counsel knows, or in the exercise of reasonable care should know that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.4 Acts of Holders, Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Corporation and the Guarantors. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in

favour of the Trustee, the Corporation and the Guarantors, if made in the manner provided in this Section.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

The ownership of Securities shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee, the Corporation or any Guarantor in reliance thereon, whether or not notation of such action is made upon such Security.

The Corporation and the Guarantors may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities provided that neither the Corporation nor any Guarantor may set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Corporation or any Guarantor from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Corporation or any Guarantor, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities in the manner set forth in Section 1.6.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.2, (iii) any request to institute proceedings referred to in Section 5.7(b) or (iv) any direction referred to in Section 5.12, in each case with

respect to the Securities. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Corporation's or such Guarantor's expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Corporation and each of the Guarantors in writing and to each Holder of Securities in the manner set forth in Section 1.6.

With respect to any record date set pursuant to this Section, the party hereto which sets such record dates may designate any day as the "Expiration Date" and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities in the manner set forth in Section 1.6, on or prior to the existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day after such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to the Securities may do so with regard to all or any part of the principal amount of such Securities or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

For all purposes of this Indenture, all Initial Securities and any Additional Securities shall vote together as one series of Securities under this Indenture.

1.5 Notices, Etc., to Trustee, Corporation or any Guarantor.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(a) the Trustee by any Holder, by the Corporation or by any Guarantor shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be via facsimile) to or with the Trustee at its Corporate Trust Office, Attention: Corporate Trust Trustee Administration, or

(b) the Corporation or any Guarantor by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and

delivered in person, by facsimile transmission with respect to the Corporation to Corporate Secretary (403) 290-3499), with respect to the Trust c/o Computershare Trust Company of Canada (Attention: Manager, Corporate Trust Department) (403) 267-6598, with respect to COSII to Corporate Secretary (403) 290-3499) and with respect to AOSII to Corporate Secretary (403) 290-3499) or mailed, by registered mail, return receipt requested, first-class postage prepaid, to the Corporation or any Guarantor addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address or facsimile number previously furnished in writing to the Trustee by the Corporation or any Guarantor.

Any such documents sent by mail, as herein provided, to the Corporation or any Guarantor by the Trustee or to the Trustee by the Corporation or any Guarantor shall be deemed to be received by the recipient 10 Business Days after mailing.

1.6 Notice to Holders: Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular-mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

1.7 Applicability of Trust Indenture Act.

This Indenture shall not be qualified under the Trust Indenture Act until such time as the Corporation, in its sole discretion, shall elect to so qualify this Indenture upon 30 days' prior written notice to the Trustee. When and if the Corporation qualifies this Indenture with the Commission under the Trust Indenture Act, the provisions of the Trust Indenture Act shall govern this Indenture and a supplemental indenture to this Indenture shall be executed which shall amend or replace all provisions herein that are not permitted under that act.

1.8 Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.9 Successors and Assigns.

All covenants and agreements in this Indenture by the Corporation or any Guarantor shall bind their respective successors and assigns, whether so expressed or not.

1.10 Separability Clause.

In case any provision in this Indenture, the Securities or the Guarantees shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.11 Benefits of Indenture.

Nothing in this Indenture, the Securities or the Guarantees, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 Governing Law.

This Indenture, the Securities and the Guarantees shall be governed by and construed in accordance with the laws of the State of New York.

1.13 Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities other than a provision in the Securities which expressly states that such provision shall apply in lieu of this Section) payment of interest or principal (and premium, if any) need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, and no interest shall accrue with respect to such payment from and after such Interest Payment Date, Redemption Date or Stated Maturity, as the case may be, to such next succeeding Business Day.

1.14 Conversion of Currency.

Each of the Corporation and the Guarantors covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities, the Guarantees and this Indenture:

(a) (i) If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the "judgment currency") an amount due in any other currency (the "Base Currency"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation or any Guarantor, as the case may be, will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b) In the event of the winding-up of the Corporation or any Guarantor at any time while any amount or damages owing under the Securities, any Guarantee and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation or such Guarantor, as the case may be, shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. dollars or Canadian Dollars, as the case may be, due or contingently due under the Securities, the Guarantees and this Indenture (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Subsection (b), the final date for the filing of proofs of claim in the winding-up of the Corporation or such Guarantor, as the case may be, shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation or such Guarantor, as the case may be, may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The obligations contained in Subsections (a)(ii) and (b) of this Section 1.14 shall constitute obligations of each of the Corporation and the Guarantors separate and independent from its other respective obligations under the Securities, the Guarantees and this Indenture, shall give rise to separate and independent causes of action against each of the Corporation and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or any Guarantor or the liquidator or otherwise or any of them. In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d) The term "rate(s) of exchange" shall mean the rate of exchange quoted by The Royal Bank of Canada at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) for purchases of the Base Currency with the judgment currency other than the Base Currency referred to in Subsections (a) and (b) above and includes any premiums and costs of exchange payable.

(e) The Trustee shall have no duty or liability with respect to monitoring or enforcing this Section 1.14

2. FORMS OF SECURITIES AND GUARANTEES

2.1 Form of Securities.

The Securities shall be in substantially the form set forth in this Article with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Securities may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with this Article 2 or to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof and as are not inconsistent with the provisions of this Indenture.

Securities offered and sold in reliance on Rule 144A or to Accredited Investors in a private sale exempt from the registration requirements of the Securities Act shall be issued initially in the form of one or more permanent global securities substantially in the form set forth in this Article (the "Restricted Global Securities") deposited with the Trustee, as custodian for the Depositary, duly executed by the Corporation and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Restricted Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Securities offered and sold in reliance on Regulation S shall be issued in the form of one or more permanent global securities in registered form substantially in the form set forth in this Article (the "Regulation S Global Securities" and together with the Restricted Global Securities the "Global Securities"). The Regulation S Global Securities will be registered in the name of a nominee of the Depositary and deposited with the Trustee, as custodian of the Depositary, for credit to Morgan Guaranty Trust Corporation of New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg") for the benefit of the Holders. The aggregate principal amount of the Regulation S Global Security may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

Securities shall only be issued as registered permanent certificated Securities ("Physical Securities") if such Securities are (i) issued pursuant to Section 3.5 and (ii) substantially in the form set forth in Sections 2.2, 2.3 and 2.4.

The Securities shall be typed, printed, lithographed or engraved or may be produced in any other manner, all as determined by the officers executing the Securities, as evidenced by their execution of the Securities.

2.2 Restrictive Legends.

Each Global Security shall bear the following legend on the face thereof:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST CORPORATION, A NEW YORK CORPORATION ("DTC"), TO THE CORPORATION OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTIONS 3.6 AND 3.7 OF THE INDENTURE.

In addition, unless and until a Security is sold under an effective Registration Statement, each Restricted Global Security shall also bear the following legend (the "Private Placement Legend") on the face thereof:

THIS SECURITY HAS NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING THIS SECURITY, AGREES FOR THE BENEFIT OF CANADIAN OIL SANDS LIMITED THAT THIS SECURITY MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED OTHER THAN

1) TO CANADIAN OIL SANDS LIMITED OR A GUARANTOR OF THIS SECURITY,

2) SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF TRANSFER ON THE REVERSE OF THIS SECURITY),

3) IN AN OFFSHORE TRANSACTION TO NON-U.S. PERSONS THAT OCCURS OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT (AS INDICATED BY THE BOX CHECKED BY THE TRANSFEROR ON THE CERTIFICATE OF

TRANSFER ON THE REVERSE OF THIS SECURITY), PROVIDED THAT SUCH NON-U.S. PERSONS AGREE NOT TO RESELL OR OTHERWISE TRANSFER THE SECURITIES IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT, EXCEPT IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS,

4) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (INCLUDING, WITHOUT LIMITATION, TO AN INSTITUTION THAT IS AN ACCREDITED INVESTOR OR THE EXEMPTION PROVIDED BY RULE 144 (IF APPLICABLE) UNDER THE SECURITIES ACT), OR

5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT,

IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION AND SUBJECT TO THE RIGHT OF CANADIAN OIL SANDS LIMITED AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSE (4) ABOVE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATES AND OTHER INFORMATION THEY MAY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND THE RIGHT OF CANADIAN OIL SANDS LIMITED AND THE TRUSTEE PRIOR TO ANY SUCH SALE, PLEDGE OR OTHER TRANSFER PURSUANT TO CLAUSES (1) THROUGH (5) TO REQUIRE ANY TRANSFER CERTIFICATIONS REQUIRED PURSUANT TO THE INDENTURE.

THIS SECURITY AND ANY RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES USED FOR RESALES AND OTHER TRANSFERS OF THIS SECURITY TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFER OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS SECURITY SHALL BE DEEMED BY ACCEPTANCE OF THIS SECURITY TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT.

2.3 Form of Face of Security.

....

Canadian Oil Sands Limited

7.9% Senior Note due 2021

....

No. __________

US$•

CUSIP No. _________

CANADIAN OIL SANDS LIMITED, a corporation duly organized and existing under the laws of the Province of Alberta (herein called the "Corporation", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to .... or registered assigns, the principal sum of • (US$•) *[if the Security is a Global Security insert --(which principal amount may from time to time be increased or decreased to another principal amount by adjustments made on the records of the Trustee)]* on September 1, 2021 and to pay interest thereon from August 24, 2001, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on March 1 and September 1 in each year, commencing March 1, 2002, at the rate of 7.9% per annum, both before and after default, with interest upon overdue interest at the same rate (to the extent legally permitted) until the principal hereof is paid or made available for payment. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be February 15 or August 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and any such interest on this Security will be made at the office or agency of the Corporation or of any Guarantor maintained for that purpose in the Borough of Manhattan in The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; *provided, however*, that at the option of the Corporation or any Guarantor payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Corporation has caused this instrument to be duly executed.

CANADIAN OIL SANDS LIMITED

By ____________________________
Name:
Title:

By ____________________________
Name:
Title:

2.4 Form of Reverse of Security.

This Security is one of a duly authorized issue of securities of the Corporation (herein called the "Securities"), issued under an Indenture, dated as of August 24, 2001 (herein called the "Indenture", which term shall have the meaning assigned to it in such instrument), among the Corporation, Canadian Oil Sands Trust (the "Trust"), Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII") and The Bank of New York, as Trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Corporation, the Trust, COSII, AOSII, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

As provided for in the Indenture, the Corporation may, subject to certain limitations, from time to time, without notice to or the consent of the Holders, create and issue Additional Securities, equal in rank to the Securities initially issued by the Corporation in all respects (or in all respects except for payment of interest accruing prior to the issue date of the Additional Securities or except for the first payment of interest following the issue date of the Additional Securities) so that such Additional Securities may be consolidated and form a single series with the Securities initially issued by the Corporation and have the same terms as to status, redemption or otherwise as Securities originally issued. Any Additional Securities shall be issued with the benefit of any indenture supplemental to the Indenture.

The Securities are senior unsecured obligations of the Corporation.

The Corporation may, at any time, upon not less than 30 nor more than 60 days prior notice by first class mail, redeem, in whole or in part, at the option of the Corporation at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Securities and (ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 35 basis points, in each case plus accrued interest thereon to the date of redemption.

The Corporation may, at any time, redeem as a whole but not in part, the Outstanding Securities at a redemption price of 100% of the principal amount thereof plus accrued interest (if

any) to the date of redemption if the Corporation or any of the Guarantors has become or would become obligated to pay any Additional Amounts in respect of the Securities or the Guarantees as a result of (i) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (ii) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the date of the Indenture.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security and the related Guarantees or certain restrictive covenants and Events of Default with respect to this Security and the related Guarantees, in each case upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities shall occur and be continuing, the principal of and accrued and unpaid interest on the Securities may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation or any of the Guarantors and the rights of the Holders of the Securities under the Indenture at any time by the Corporation, the Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities at the time Outstanding, on behalf of the Holders of all Securities, to waive compliance by the Corporation and the Guarantors with certain restrictive provisions of the Indenture and certain past or existing defaults or Events of Default under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default, (b) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture, (c) such Holder or Holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, (d) the Trustee shall not have received from the Holders of a majority in principal amount of Securities at the time Outstanding a direction inconsistent with such request, and (e) the Trustees shall have failed to institute any such proceedings, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in the Indenture or the Securities interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Corporation in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Corporation, and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form without coupons in denominations of $1,000 or any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Securities are exchangeable for a like aggregate principal amount of Securities of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and none of the Corporation, the Trustee and any such agent shall be affected by notice to the contrary.

For so long as any Securities remain outstanding and are "restricted securities" within the meaning of Rule 144 under the Securities Act, and in the case of each Guarantor, for so long as its Guarantee is in effect, the Corporation and each of the Guarantors will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser designated by such a Holder, upon request of such Holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Corporation or such Guarantor, as the case may be, to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, the Corporation or such Guarantor is subject to the reporting requirements of Section 13 or Section 15(d) of the

Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision) and no such information about the Corporation or such Guarantor is otherwise required pursuant to Rule 144A.

The Securities shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

OPTION OF HOLDER TO ELECT PURCHASE

[for use only in event of receipt of a Prepayment Offer made by the Corporation]

If you elect to have this Security purchased in its entirety by the Corporation pursuant to Section 10.9 or 10.10 of the Indenture, check the box: ☐

If you elect to have only a part of this Security purchased by the Corporation or pursuant to Section 10.9 or 10.10 of the Indenture, state the amount: $

____

Dated:

Your Signature: ______________________________
(Sign exactly as name appears on the other side of this Security)

2.5 Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication shall be in substantially the following form:

The Bank of New York, as Trustee, certifies that this is one of the Corporation's 7.9% Senior Notes due 2021 referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK
As Trustee

By ______________________________
Authorized Signatory

2.6 Form of Guarantees.

Each Guarantee shall be in substantially the form set forth in this Article with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. Board action shall, in the case of each Subsidiary Guarantee, be certified by the Secretary or an Assistant Secretary of such Subsidiary Guarantor and, in the case of the Trust, by the Secretary or an Assistant Secretary of each of COSII and AOSII, as managers of the Trust, and delivered to the Trustee at or prior to the delivery of the Security to the Holder. The Guarantees may have such letters, numbers or other marks of identification and such legends

or endorsements placed thereon as may be required to comply with this Article or as may be requested to comply with any law or with any rule or regulation made pursuant thereto, or as may consistently herewith, be determined by the officers executing such Guarantees, as evidenced by their execution thereof and as are not inconsistent with the provisions of this Indenture.

2.7 Trust Guarantee.

The Trust, by its execution of this Indenture, hereby agrees with each Holder of the Securities and with the Trustee on behalf of each such Holder to be unconditionally and irrevocably bound by the terms and provisions of the Guarantee set forth below.

The Guarantee to be endorsed on the Securities shall be in substantially the form set forth below:

GUARANTEE
OF
CANADIAN OIL SANDS TRUST

For value received, Canadian Oil Sands Trust, a trust organized pursuant to the laws of Alberta, having its principal offices at 150 – 9th Avenue S.W., Calgary, Alberta, T2P 2S5 (herein called the "Guarantor"), which term includes any successor Person to such Guarantor under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby irrevocably guarantees to the Holder of the Security upon which this Guarantee is endorsed, the due and punctual payment of the principal of, premium, if any, and interest on this Security, and any Additional Amounts that may be payable with respect to this Security, when and as the same shall become due and payable, whether at Stated Maturity or, by declaration of acceleration, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on this Security, to the extent lawful, and the due and punctual performance of all other obligations of the Corporation to the Holder or the Trustee all in accordance with the terms of this Security and the Indenture (collectively, the "Guaranteed Obligations").

The Guarantor covenants and agrees, and the Holder of this Security by his acceptance hereof likewise covenants and agrees, that this Guarantee will be a senior unsecured obligation of the Guarantor ranking *pari passu* in right of payment with all other existing and future senior unsecured obligations of the Guarantor.

The Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or the Indenture, any failure to enforce the provisions of such Security or the Indenture, any agreement between the Guarantor and the Corporation, any waiver, modification or indulgence granted to the Corporation with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Corporation or a surety or guarantor. Any monies or amounts expressed to be owing or payable by the Guarantor hereunder which may not be recoverable from the Guarantor

on the basis of a guarantee shall be recoverable from the Guarantor as if it were a primary obligor and principal debtor in respect thereof.

The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Corporation, any right to require a proceeding first against the Corporation or any other guarantor of the Securities, the benefit of protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever. Except as provided below with respect to termination of this Guarantee, the obligations of the Guarantor hereunder shall be continuing and shall remain in full force and effect until all the Guaranteed Obligations have been paid and satisfied in full.

The Guarantor shall be subrogated to the rights of the Holder of this Security against the Corporation in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce or to receive any payments arising out of, or based upon such right of subrogation until the principal of (and premium, if any) and interest on all Securities issued under the Indenture, and any Additional Amounts that may be payable with respect to such Securities, shall have been paid in full to all Holders entitled thereto.

This Guarantee as endorsed on this Security shall not be entitled to any benefit under the Indenture nor become valid or obligatory for any purpose until the certificate of authentication of this Security has been manually executed by or on behalf of the Trustee under the Indenture.

This Guarantee shall terminate and be of no further force and effect upon proof satisfactory to the Trustee being delivered to it of the completion of the Reorganization. Alternatively, this Guarantee will terminate at such time as each subsidiary of the Corporation that owns properties with respect to which royalties are paid to the Guarantor has guaranteed the payment of the full amount of principal, premium, if any, and interest on the Securities on a senior basis.

The Holder of this Security acknowledges that Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc. (collectively, the "Managers"), as managers of the Guarantor, are entering into this Guarantee solely on behalf of the Guarantor and the obligations of the Guarantor hereunder shall not be personally binding upon the Managers, Computershare Trust Company of Canada (the "COST Trustee"), as trustee of the Guarantor or any of the unitholders of the Guarantor, and that any recourse against the Guarantor, the COST Trustee, the Managers or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Guarantor arising hereunder or arising in connection herewith or from the matters to which this Guarantee relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture of the Guarantor dated as of July 5, 2001.

Reference is made to the Indenture for further provisions with respect to this Guarantee. Unless otherwise defined herein, all capitalized terms used in this Guarantee and not otherwise defined shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Guarantee and the terms of the Indenture, the terms of this Guarantee shall prevail.

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

Dated: August 24, 2001

CANADIAN OIL SANDS TRUST, by its managers, Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

By: **CANADIAN OIL SANDS INVESTMENTS INC.**, as manager

Attest: ______________________ By ______________________
Name: Name:
Title: Title:

By: **ATHABASCA OIL SANDS INVESTMENTS INC.**, as manager

Attest: ______________________ By ______________________
Name: Name:
Title: Title:

2.8 Subsidiary Guarantees.

Each Subsidiary Guarantor, by its execution of this Indenture, hereby agrees with each Holder of the Securities and with the Trustee on behalf of each such Holder to be unconditionally and irrevocably bound by the terms and provisions of the Subsidiary Guarantee set forth below.

Each Subsidiary Guarantee to be endorsed on the Securities shall be in substantially the form set forth below:

LIMITED RECOURSE GUARANTEE
OF
[SUBSIDIARY GUARANTOR]

For value received, [the Subsidiary Guarantor], a corporation incorporated pursuant to the Business Corporations Act (Alberta), having its principal offices at [Subsidiary Guarantor's address] (herein called the "Subsidiary Guarantor", which term includes any successor Person to such Subsidiary Guarantor under the Indenture referred to in the Security upon which this Guarantee is endorsed), hereby irrevocably guarantees to the Holder of the Security upon which this Limited Recourse Guarantee is endorsed, subject to the limitations set out herein, the due and punctual payment of the principal of, premium, if any, and interest on this Security, and any

Additional Amounts that may be payable with respect to this Security, when and as the same shall become due and payable, whether at Stated Maturity or, by declaration of acceleration, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on this Security, to the extent lawful, and the due and punctual performance of all other obligations of the Corporation to the Holder or the Trustee all in accordance with the terms of this Security and the Indenture (collectively, the "Guaranteed Obligations").

The recourse of the Holder or the Trustee against the Subsidiary Guarantor under this Limited Recourse Guarantee or the Indenture will be limited to that percentage of the principal amount of this Security as is equal to such Subsidiary Guarantor's *pro rata* share of the combined working interest of the Subsidiary Guarantors in the Syncrude Joint Venture, together with interest on the guaranteed portion of the principal at the rate borne by this Security.

The Subsidiary Guarantor covenants and agrees, and the Holder of this Security by his acceptance hereof likewise covenants and agrees, that this Limited Recourse Guarantee will be a senior unsecured obligation of the Subsidiary Guarantor ranking *pari passu* in right of payment with all other existing and future senior unsecured obligations of the Subsidiary Guarantor.

The Subsidiary Guarantor agrees that, for so long as this Limited Recourse Guarantee is in effect, it will not guarantee the present or future Indebtedness of any other Subsidiary Guarantor.

The Subsidiary Guarantor hereby agrees that its obligations hereunder shall be absolute and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or the Indenture, any failure to enforce the provisions of such Security or the Indenture, any agreement between the Subsidiary Guarantor and the Corporation, any waiver, modification or indulgence granted to the Corporation with respect thereto, by any Holder or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of the Corporation or a surety or guarantor. Any monies or amounts expressed to be owing or payable by the Subsidiary Guarantor hereunder which may not be recoverable from the Subsidiary Guarantor on the basis of a guarantee shall be recoverable from the Subsidiary Guarantor as if it were a primary obligor and principal debtor in respect thereof.

The Subsidiary Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Corporation, any right to require a proceeding first against the Corporation or any other guarantor of the Securities, the benefit of protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever. Except as provided below with respect to termination of this Limited Recourse Guarantee, the obligations of the Subsidiary Guarantor hereunder shall be continuing and shall remain in full force and effect until all the Guaranteed Obligations have been paid and satisfied in full.

The Subsidiary Guarantor shall be subrogated to the rights of the Holder of this Security against the Corporation in respect of any amounts paid to such Holder by the Subsidiary Guarantor pursuant to the provisions of this Limited Recourse Guarantee; provided, however, that the Subsidiary Guarantor shall not be entitled to enforce or to receive any payments arising

out of, or based upon such right of subrogation until the principal of (and premium, if any) and interest on all Securities issued under the Indenture, and any Additional Amounts that may be payable with respect to such Securities, shall have been paid in full to all Holders entitled thereto.

The Subsidiary Guarantor and by its acceptance hereof the Holder confirms that it is the intention of all such parties that the guarantee by the Subsidiary Guarantor pursuant to this Limited Recourse Guarantee not constitute a fraudulent transfer or conveyance for purposes of the Federal Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar United States federal or state law or Canadian federal or provincial law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, the Holder and the Subsidiary Guarantor hereby irrevocably agree that the obligations of the Subsidiary Guarantor under this Limited Recourse Guarantee shall be limited to the maximum amount that will not, after giving effect to any collections from or payments made by or on behalf of any other guarantor of the Securities in respect of the obligations of such other guarantor under its guarantee, result in the obligations of the Subsidiary Guarantor under this Limited Recourse Guarantee constituting a fraudulent transfer or conveyance. It is recognized that in the event a conveyance is made, the Trustee shall not be responsible for the avoidance of any conveyance or liable for any payments subsequently deemed to be a fraudulent conveyance.

This Limited Recourse Guarantee as endorsed on this Security shall not be entitled to any benefit under the Indenture nor become valid or obligatory for any purpose until the certificate of authentication of this Security has been manually executed by or on behalf of the Trustee under the Indenture.

The Subsidiary Guarantor's obligations under this Limited Recourse Guarantee shall be automatically and unconditionally released and discharged upon any sale, exchange, or transfer to any Person which is not an Affiliate of the Corporation of all of the Corporation's Capital Stock in, or all or substantially all of the assets of, the Subsidiary Guarantor (which sale, exchange or transfer is not prohibited by the Indenture). This Limited Recourse Guarantee shall terminate and be of no further force and effect upon proof satisfactory to the Trustee being delivered to it of the completion of the Reorganization.

Reference is made to the Indenture for further provisions with respect to this Limited Recourse Guarantee. Unless otherwise defined herein, all capitalized terms used in this Limited Recourse Guarantee and not otherwise defined shall have the meanings assigned to them in the Indenture.

In the event of any inconsistency between the terms set forth in this Limited Recourse Guarantee and the terms of the Indenture, the terms of this Limited Recourse Guarantee shall prevail.

This Limited Recourse Guarantee shall be governed by and construed in accordance with the laws of the State of New York.

Dated: August 24, 2001

[SUBSIDIARY GUARANTOR]

Attest: ______________________ By ______________________
Name: Name:
Title: Title:

2.9 Execution, Authentication and Delivery of the Guarantees.

To evidence the Guarantees to the Holders specified in Sections 2.7 and 2.8, each Guarantor hereby agrees to execute a Guarantee on the Security authenticated and delivered by the Trustee. The Guarantees shall be executed on behalf of each Subsidiary Guarantor by any one of its Chairman, Chief Executive Officer or Chief Financial Officer and on behalf of the Trust by an authorized officer of each of COSII and AOSII, as managers of the Trust, in each case under its corporate seal reproduced thereon, and attested, in the case of a Subsidiary Guarantor, by any one of its Chairman, Chief Executive Officer, Chief Financial Officer, Comptroller, Corporate Secretary or Assistant Corporate Secretaries and, in the case of the Trust, by any one of the Chairman, Chief Executive Officer, Chief Financial Officer, Comptroller, Corporate Secretary or Assistant Corporate Secretary of each of COSII and AOSII, as managers of the Trust, in each case other than the person executing the Guarantees. The signature of any of these officers on the Guarantees may be manual or facsimile.

Guarantees bearing the manual or facsimile signatures of individuals who were at any time the proper officers of a Subsidiary Guarantor or an authorized officer of each of COSII and AOSII, as managers of the Trust, shall bind such Subsidiary Guarantor or the Trust, as the case may be, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Guarantees or did not hold such offices at the date of such Guarantees. The delivery by the Trustee of a Security with such a Guarantee endorsed thereon shall, after the authentication of such Security hereunder, constitute due delivery of such Guarantee on behalf of the Guarantors.

No Guarantee endorsed on any Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on the Security on which such Guarantee is endorsed a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature.

3. THE SECURITIES

3.1 Title and Terms.

An unlimited aggregate principal amount of Securities may be authenticated and delivered under this Indenture (of which $250,000,000 is being issued, authenticated and delivered on the date hereof), including Securities authenticated and delivered upon registration

of transfer of, or in exchange for, or in lieu of, other Securities pursuant to the terms of this Indenture.

The Securities shall be known and designated as the "7.9% Senior Notes due 2021" of the Corporation. The Stated Maturity of the Securities shall be September 1, 2021 and they shall bear interest at the rate of 7.9% per annum from August 24, 2001, or the most recent Interest Payment Date to which interest has been paid or duly provided for, payable on March 1, 2002 and semi-annually thereafter on September 1 and March 1 in each year and at said Stated Maturity, until the principal thereof is paid or duly provided for.

The principal of (and premium, if any) and interest on the Securities shall be payable at the office or agency of the Corporation maintained for such purpose in the Borough of Manhattan of The City of New York, or at such other office or agency of the Corporation as may be maintained for such purpose; *provided, however*, that, at the option of the Corporation, interest may be paid by check mailed to addresses of the Persons entitled thereto as such addresses shall appear on the Security Register.

The Securities shall be redeemable as provided in Article Eleven.

Additional Securities ranking equal to the Initial Securities in all respects or, in all respects except for the payment of interest accruing prior to the issue date of the Additional Securities or except for the payment of interest following the issue date of the Additional Securities) may be created and issued from time to time by the Corporation without notice to or consent of the Holders and may be consolidated with and form a single series with the Securities initially issued and shall have the same terms as to status, redemption or otherwise as the Securities originally issued. Any Additional Securities shall be issued with the benefit on an indenture supplemental to this Indenture.

3.2 Denominations.

The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 or an integral multiple thereof.

3.3 Execution, Authentication, Delivery, and Dating.

The Securities shall be executed on behalf of the Corporation by any two of its Chairman, its Chief Executive Officer, or its Chief Financial Officer or by any one of the foregoing together with any one of the Comptroller, the Corporate Secretary or any Assistant Corporate Secretary of the Corporation. The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 3.11, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

The Trustee shall authenticate and make available for delivery the Initial Securities for original issue upon Corporation Order. Such Corporation Order shall specify the date on which the original issue of Securities is to be authenticated and shall further provide instructions concerning registration, amounts for each Holder and delivery. At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Additional Securities executed by the Corporation, with the related Guarantees endorsed thereon by the Guarantors, to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Additional Securities, and the Trustee in accordance with the Corporation Order shall authenticate and deliver such Securities.

In case the Corporation, pursuant to Article Eight, shall be amalgamated, consolidated or merged with or into any other Person or shall convey, transfer, lease or otherwise dispose of substantially all of its properties and assets to any Person, and the successor Person resulting from such amalgamation, consolidation, or surviving such merger, or into which the Corporation shall have been merged, or the successor Person which shall have received a conveyance, transfer, lease or other disposition as aforesaid, shall have executed an indenture supplemental hereto with the Trustee pursuant to Article Eight, any of the Securities authenticated or delivered prior to such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition may, from time to time, at the request of the successor Person, be exchanged for other Securities executed in the name of the successor Person with such changes in phraseology and form as may be appropriate (but which shall not affect the rights or duties of the Trustee), but otherwise in substance of like tenor as the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Corporation Order of the successor Person, shall authenticate and deliver replacement Securities as specified in such request for the purpose of such exchange. If replacement Securities shall at any time be authenticated and delivered in any new name of a successor Person pursuant to this Section in exchange or substitution for or upon registration of transfer of any Securities, such successor Person, at the option of any Holder but without expense to such Holder, shall provide for the exchange of all Securities at the time Outstanding held by such Holder for Securities authenticated and delivered in such new name.

3.4 Temporary Securities.

Pending the preparation of definitive Securities, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and make available for delivery, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of

which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities are issued, the Corporation will, if requested to do so by a Holder, cause definitive Securities to be prepared without unreasonable delay. After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at the office or agency of the Corporation in a Place of Payment, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities, the Corporation shall execute and the Trustee shall authenticate and make available for delivery in exchange therefor one or more definitive Securities, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

3.5 Registration, Restrictions on Transfer and Exchange.

The Corporation shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency of the Corporation maintained in a Place of Payment pursuant to Section 10.2 being herein sometimes collectively referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of Securities and of transfers of Securities in accordance with the terms of this Indenture. The Trustee is hereby appointed "Security Registrar" for the purpose of registering Securities and transfers of Securities as herein provided.

Subject to the provisions of this Section 3.5, upon surrender for registration of transfer of any Security at the office or agency of the Corporation in a Place of Payment, the Corporation shall execute, and the Trustee shall authenticate and make available for delivery, in the name of the designated transferee or transferees, one or more new Securities (having the Guarantees duly endorsed thereon), of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Securities may be exchanged for other Securities, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Corporation shall execute, and the Trustee shall authenticate and make available for delivery, the Securities (having the Guarantees duly endorsed thereon) which the Holder making the exchange is entitled to receive.

All Securities and Guarantees endorsed thereon issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Corporation and the Guarantors, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Corporation or the Trustee) be duly endorsed, or be accompanied by a

written instrument of transfer in form satisfactory to the Corporation and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.4 or 9.6 not involving any transfer.

If the Securities are to be redeemed, the Corporation shall not be required to issue, register the transfer of or exchange any Securities (i) called for redemption, or (ii) at any time after the opening of business 15 days before the day of the mailing of a notice of redemption of the Securities.

3.6 Book-Entry Provision for Global Securities.

(a) The Global Securities initially shall (i) be registered in the name of the Depositary for such Global Securities or the nominee of such Depositary, (ii) be deposited with the Trustee, as custodian for such Depositary and (iii) bear legends as set forth in Section 2.2. The Depositary or its nominee shall be the Holder of the Global Securities, and owners of beneficial interests in the Securities represented by the Global Securities shall hold such interests pursuant to the procedures and practices of the Depositary. Any such owner's beneficial ownership of any such Securities will be shown only on, and the transfer of such ownership interest shall be effected only through, records maintained by the Depositary or its nominee. Investors in the Regulation S Global Security may hold their interests in the Regulation S Global Security through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Investors in the Regulation S Global Security may also hold such interests through organizations other than Euroclear or Clearstream, Luxembourg that are participants in the Depositary's system. Euroclear and Clearstream, Luxembourg will hold interests in the Regulation S Global Security on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which, in turn, will hold such interests in the Regulation S Global Security in customer's securities accounts in the depositories' names on the books of the Depositary. All interests in a Global Security, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of the Depositary. Those interests held through Euroclear and Clearstream, Luxembourg will be subject to the procedures and requirements of such systems.

(b) Transfers of any Global Security shall be limited to transfers of such Global Security in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in any Global Security may be transferred in accordance with the rules and procedures of the Depositary and the provisions of Section 3.7. Unless (i) the Depositary notifies the Corporation that it is unwilling or unable to continue as Depositary for such Global Securities or ceases to be a clearing agency registered under the Exchange Act or announces an intention permanently to cease business or does in fact do so and a successor depositary is not appointed by the Corporation within 90 days of

such notice, (ii) the Corporation, at its option, notifies the Trustee that it elects to cause the exchange of the Global Securities for Securities in certificated form, (iii) an Event of Default has occurred and is continuing with respect to a Global Security or (iv) in the case of a Global Security held for the account of Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg, as the case may be, is closed for business for 14 continuous Business Days or announces an intention to cease or permanently ceases business, owners of beneficial interests in a Regulation S Global Security will not be entitled to have any portions of such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders of the Global Security.

(c) Securities issued in exchange for a Global Security or any portion thereof pursuant to the last sentence of subsection (b) of this Section shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depositary shall designate and shall bear any legends required hereunder. Any Global Security to be exchanged in whole shall be surrendered by the Depositary to the Trustee, as Registrar. With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Trustee is acting as custodian for the Depositary or its nominee with respect to such Global Security, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee. Upon any such surrender or adjustment, the Trustee, upon Corporation Order, shall authenticate and deliver the Security issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof. In the event of the occurrence of any of the events specified in the last sentence of subsection (b) of this Section, the Corporation will promptly make available to the Trustee a reasonable supply of certificated Securities in definitive form.

(d) Except as otherwise set forth in this Indenture or a Global Security, owners of beneficial interests in the Securities evidenced by a Global Security will not be entitled to any rights under this Indenture with respect to such Global Security, and the Depositary or its nominee may be treated by the Corporation, the Trustee and any agent of the Corporation or the Trustee as the owner and Holder of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustee or any such agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary or its nominee and such owners of beneficial interests, the operation of customary practices governing the exercise of the rights of the Depositary or its nominee as Holder of any Security.

3.7 Special Transfer Provisions.

Unless and until a Security is sold under an effective Registration Statement, the following provisions shall apply:

(a) Restricted Global Security to Regulation S Global Security. If, at any time, an owner of a beneficial interest in a Restricted Global Security deposited with the Trustee, as custodian for the Depositary, wishes to transfer its interest in such Restricted Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Regulation S Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Regulation S Global Security as provided in this Section 3.7(a). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulation S Global Security in an amount equal to the beneficial interest in the applicable Restricted Global Security to be exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary and the Euroclear or Clearstream, Luxembourg account (if applicable) to be credited with such increase, and (3) a certificate substantially in the form of Exhibit A hereto given by the owner of such beneficial interest, the Trustee, as Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of the applicable Restricted Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Regulation S Global Security by the principal amount of the beneficial interest in the Restricted Global Security to be exchanged, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security equal to the reduction in the aggregate principal amount of the applicable Restricted Global Security, and to debit, or cause to be debited, from the account of the Person making such exchange or transfer the beneficial interest in the Restricted Global Security that is being exchanged or transferred.

(b) Regulation S Global Security to Restricted Global Security. If, at any time, an owner of a beneficial interest in a Regulation S Global Security deposited with the Trustee as custodian for the Depositary wishes to transfer its interest in such Regulation S Global Security to a Person who is required or permitted to take delivery thereof in the form of an interest in a Restricted Global Security, such owner shall, subject to the Applicable Procedures, exchange or cause the exchange of such interest for an equivalent beneficial interest in a Restricted Global Security, as provided in this Section 3.7(b). Upon receipt by the Trustee of (1) written instructions given in accordance with the Applicable Procedures from an Agent Member, directing the Trustee, as Registrar, to credit or cause to be credited a beneficial interest in the Restricted Global Security equal to the beneficial interest in the Regulation S Global Security to be exchanged and (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary to be credited with such increase, the Trustee, as Registrar, shall instruct the Depositary to reduce or cause to be reduced the aggregate principal amount of such Regulation S Global Security and to increase or cause to be increased the aggregate principal amount of the applicable Restricted Global Security by the principal amount of the beneficial interest in the Regulation S Global Security to be exchanged, and the Trustee, as Registrar, shall instruct the Depositary, concurrently with such reduction, to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the applicable Restricted Global Security equal to the reduction in the aggregate principal amount of such Regulations S Global Security

and to debit or cause to be debited from the account of the Person making such transfer the beneficial interest in the Regulation S Global Security that is being transferred.

(c) Restricted Global Security to Regulation S Global Security After Two Years. If the holder of a beneficial interest in a Restricted Global Security wishes at any time after August 24, 2003 to (A) transfer such interest to a Person who wishes to take delivery thereof in the form of a beneficial interest in the Regulation S Global Security or (B) to exchange such interest for a beneficial interest in the Regulation S Global Security, such transfer or exchange may be effected, subject to the Applicable Procedures, only in accordance with this Section 3.7(c). Upon receipt by the Trustee of (1) in the case of a transfer or exchange of an interest in the Restricted Global Security, written instructions given in accordance with the Applicable Procedures from an Agent Member directing the Trustee to credit or cause to be credited a beneficial interest in the Regulations S Global Security in an amount equal to the beneficial interest in the Restricted Global Security to be so transferred or exchanged, (2) a written order given in accordance with the Applicable Procedures containing information regarding the participant account of the Depositary (and if applicable, the Euroclear or Clearstream, Luxembourg account, as the case may be) to be credited with such beneficial interest and (3) a certificate substantially in the form of Exhibit B hereto given by the holder of such beneficial interest, the Trustee, as Registrar, shall instruct the Depositary to reduce the principal amount of the Restricted Global Security, and to increase the principal amount of the Regulation S Global Security, by the principal amount of the beneficial interest in the Restricted Global Security to be so transferred or exchanged, and to credit or cause to be credited to the account of the Person specified in such instructions a beneficial interest in the Regulation S Global Security having a principal amount equal to the amount by which the principal amount of the Restricted Global Security was reduced upon such transfer or exchange.

(d) Private Placement Legend. By its acceptance of any Security bearing the Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Security only as provided in this Indenture.

The Registrar shall retain copies of all letter, notices and other written communications received pursuant to Section 3.6 or this Section 3.7. The Corporation shall have the right to inspect and make copies of all such letter, notices or other written communications at any reasonable time upon the giving of reasonable prior written notice to the Registrar.

3.8 Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Corporation shall execute and the Trustee shall authenticate and make available for delivery in exchange therefor a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as

may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustee that such Security has been acquired by a *bona fide* purchaser, the Corporation shall execute and the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and principal amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

3.9 Payment of Interest, Interest Rights Preserved.

Interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Corporation or any Guarantor, at its election in each case, as provided in Clause (a) or (b) below:

(a) The Corporation or any Guarantor may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Corporation or any Guarantor shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date of the proposed payment, and at the same time the Corporation or any Guarantor shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of

the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Corporation or any Guarantor of such Special Record Date and, in the name and at the expense of the Corporation or any Guarantor, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities in the manner set forth in Section 1.6, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).

(b) The Corporation or any Guarantor may make payment of any Defaulted Interest on the Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Corporation to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

3.10 Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, each of the Corporation, the Guarantors, the Trustee and any agent of the Corporation, any Guarantor or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Section 3.9) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and none of the Corporation, any Guarantor or the Trustee nor any agent of the Corporation, any Guarantor or the Trustee shall be affected by notice to the contrary.

Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent each of the Corporation, any Guarantor, the Trustee, or any agent of the Corporation any Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such Global Security or impair, as between such Depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Security.

3.11 Cancellation.

All Securities surrendered for payment, redemption or registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Corporation or any Guarantor may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation or any Guarantor may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of by it in its customary manner.

3.12 Computation of Interest.

Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in this Indenture or any Securities issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

3.13 CUSIP Numbers.

The Corporation in issuing the Securities may use CUSIP numbers, and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and neither any defect in or omission of such numbers shall affect the validity of any such redemption or any notice thereof. The Corporation shall promptly notify the Trustee of any change in the CUSIP numbers.

4. SATISFACTION AND DISCHARGE

4.1 Satisfaction and Discharge of Indenture.

This Indenture shall upon Corporation Request or Guarantor Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, at the expense of the Corporation or the Guarantors, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when:

(a) either:

(i) all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as

provided in Section 3.5 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust, as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation:

(A) have become due and payable; or

(B) will become due and payable at their Stated Maturity within one year; or

(C) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation;

and, in the case of (A), (B) or (C) above, the Corporation or any Guarantor has deposited, or caused to be deposited with the Trustee as trust funds in trust for such purposes, money in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Corporation or any Guarantor has paid or caused to be paid all other sums payable hereunder by the Corporation and the Guarantors; and

(c) the Corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Corporation and the Guarantors to the Trustee under Section 6.7, the obligations of the Corporation and the Guarantors to any Authenticating Agent under Section 6.13, the obligation of the Corporation and the Guarantors under the last paragraph of Section 10.3 and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of Clause (a) of this Section, the obligations of the Trustee under Section 4.2 shall survive such satisfaction and discharge.

4.2 Application of Trust Money.

Subject to the provisions of the last paragraph of Section 10.3, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee.

Settlement for the Securities will be made by the Initial Purchasers in immediately available funds. All payments of principal of and any premium and interest on the Securities will be made by the Corporation in immediately available funds. Secondary market trading activity in the Securities, if any, will also settle in immediately available funds.

5. REMEDIES

5.1 Events of Default.

"Event of Default" means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

(b) default in the payment of the principal of (or premium, if any, on) any Security at its Maturity; or

(c) default in the performance, or breach, of any covenant or warranty of the Corporation or any Guarantor in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Corporation and the Guarantors by the Trustee or to the Corporation, the Guarantors and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(d) a default under any Indebtedness for borrowed money by the Corporation, any Guarantor or any of their subsidiaries, or under any mortgage, indenture or instrument (including this Indenture) under which there may be issued or by which there may be secured or evidenced any such Indebtedness, which default shall have resulted in an amount greater than $15,000,000 of such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or a failure to pay any Indebtedness in an amount greater than $15,000,000 at maturity, in each case without such Indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of seven Business Days after there shall have been given, by registered or certified mail, to the Corporation and the Guarantors by the Trustee or to the Corporation, the Guarantors and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities a written notice specifying such default and requiring the Corporation or such Guarantor to cause such Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, and stating that such notice is a "Notice of Default" hereunder; or

(e) a final judgment or order or final judgments or orders for the payment of money are entered against the Corporation, any Guarantor or any of their subsidiaries in an

uninsured or unindemnified aggregate amount in excess of $25,000,000 by a court or courts of competent jurisdiction, which judgments or orders are not discharged, waived, stayed, satisfied or bonded within a period (during which execution shall not be effectively stayed) of 60 consecutive days after the right to appeal all such judgments or orders has expired; or

(f) any Guarantee ceases to be in full force and effect or is declared null and void, or any of the Guarantors denies that it has any further liability under any Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture); or

(g) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Corporation, any Guarantor or any of their subsidiaries bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or winding-up of the Corporation, any Guarantor or any of their subsidiaries under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against the Corporation, any Guarantor or any of their subsidiaries or any substantial part of their property, or appointing a receiver of the Corporation, any Guarantor or any of their subsidiaries or of any substantial part of their property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order or appointment unstayed, undischarged and in effect for a period of 60 days from the date thereof; or

(h) the institution by the Corporation, any Guarantor or any of their subsidiaries of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) or the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or the consent by it to the filing of any such petition or to the appointment of a receiver of the Corporation, any Guarantor or any of their subsidiaries of any substantial part of its property, or the making by it of a general assignment for the benefit of creditors, or the Corporation's, any Guarantor's or any of their subsidiaries' admitting in writing its inability to pay its debts generally as they become due or taking corporate action in furtherance of any of the aforesaid purposes.

5.2 Acceleration of Maturity, Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 5.1(g) or 5.1(h)) shall occur and be continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the principal amount of and accrued and unpaid interest on all the Securities to be due and payable immediately, by a notice in writing to the Corporation and the Guarantors (and to the Trustee if given by Holders), and upon any such declaration such principal amount and accrued and unpaid interest shall become immediately due and payable. If an Event of Default specified in Section 5.1(g) or 5.1(h) occurs, the principal amount of and accrued and unpaid interest on all the

Securities shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. The Corporation or any Guarantor, as the case may be, will deliver to the Trustee, within 10 days after the occurrence thereof, notice of any acceleration of or failure to pay indebtedness referred to in Section 5.1(d).

At any time after such a declaration of acceleration has been made and before a judgment or decree based on acceleration for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities, by written notice to the Corporation, the Guarantors and the Trustee, may rescind and annul such declaration and its consequences if:

(a) the Corporation or any Guarantor has paid or deposited with the Trustee a sum sufficient to pay:

(i) all overdue interest on all Securities;

(ii) the principal of (and premium, if any, on) any Securities that have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Securities;

(iii) to the extent that payment of such interest or Additional Amounts is lawful and is required hereunder, interest or Additional Amounts upon overdue interest at the rate or rates prescribed therefor in such Securities; and

(iv) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(b) all Events of Default, other than the non-payment of the accelerated principal or interest of the Securities which has become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

5.3 Collection of Indebtedness and Suits for Enforcement by Trustee.

The Corporation and the Guarantors covenant that if:

(a) default is made in the payment of any interest or Additional Amounts on the Securities when such interest or Additional Amounts becomes due and payable and such default continues for a period of 30 days; or

(b) default is made in the payment of the principal of (or premium, if any, on) the Securities at the Maturity thereof;

the Corporation or the Guarantors will, upon demand of the Trustee, pay to it, for the benefit of the Holders of the Securities, the whole amount then due and payable on the Securities for

principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in the Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If an Event of Default occurs and is continuing, the Trustee may proceed to protect and enforce its rights and the rights of the Holders of the Securities by such appropriate judicial proceedings as the Trustee shall deem necessary or desirable to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

5.4 Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, adjustment, composition or other judicial proceeding relative to the Corporation (or any other obligor upon the Securities including, for clarity, each of the Guarantors), or its property or its creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation or the Guarantors for the payment of overdue principal, premium (if any), or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise, to (i) file and prove a claim for the whole amount, or such lesser amount as may be provided for in the Securities, of principal, premium (if any), and interest (if any) owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and (ii) collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder of Securities to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; *provided, however*, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors' or other similar committee.

5.5 Trustee May Enforce Claims Without Possession of Securities or Guarantees.

All rights of action and claims under this Indenture, the Securities or any Guarantee may be prosecuted and enforced by the Trustee without the possession of any of the Securities or Guarantees or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities.

5.6 Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST: to the payment of all amounts due the Trustee under Section 6.7; and

SECOND: to the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

THIRD: to the Corporation.

5.7 Limitation on Suits.

No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b) the Holders of not less than 25% in principal amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Securities;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

5.8 Unconditional Right of Holders To Receive Principal, Premium and Interest.

Notwithstanding any other provision in this Indenture, a Holder of the Securities shall have the right, which is absolute and unconditional, to receive payment of the principal of and any premium and (subject to Section 3.9) interest and any Additional Amounts on the Securities on the respective due dates expressed in the Securities (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

5.9 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

5.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.8, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

5.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of the Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

5.12 Control by Holders.

The Holders of a majority in principal amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities, provided that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture; and

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

5.13 Waiver of Past Defaults.

The Holders of not less than a majority in principal amount of the Outstanding Securities may by Act of such Holders on behalf of the Holders of all the Securities waive any past or existing Default or Event of Default hereunder and its consequences, except a Default:

(a) in the payment of the principal of or any premium or interest on the Securities; or

(b) in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

5.14 Undertaking for Costs.

All parties to this Indenture agree, and each Holder by his acceptance of Securities shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit other than the Trustee of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Corporation or the Guarantors, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in principal amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the principal of, premium (if any), or interest on any Security on or after the Stated Maturity or Maturities expressed in such Security (or, in the case of redemption, on or after the Redemption Date).

5.15 Waiver of Usury, Stay, or Extension Laws.

The Corporation and each of the Guarantors covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take

the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

6. THE TRUSTEE

6.1 Certain Duties and Responsibilities.

(a) Except during the continuance of an Event of Default:

(i) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they substantially conform to the requirements of this Indenture.

(b) In case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own wilful misconduct, *except* that:

(i) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(ii) the Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it with respect to Securities in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities, given as provided in and subject to Section 5.12, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or

exercising any trust or power conferred upon the Trustee under this Indenture with respect to the Securities; and

(iv) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

6.2 Notice of Defaults.

Within 60 days after the occurrence of any Default hereunder the Trustee shall transmit by mail to all Holders of Securities, as their names and addresses appear in the Security Register, notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; *provided, however*, that except in the case of a Default relating to the payment of the principal of, premium (if any), or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities and the Trustee so advises the Corporation in writing; and provided, further, that in the case of any Default of the character specified in Section 5.1(c) with respect to Securities, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. Where notice of the occurrence of any Default is given by the Trustee under the preceding paragraph and the Default is thereafter cured, the Trustee shall, within a reasonable time but not exceeding 60 days after the Trustee becomes aware of the curing of the Default, transmit by mail to all Holders, as their names and addresses appear in the Security Register, notice that the Default is no longer continuing.

Except with respect to an Event of Default pursuant to Section 5.1(a) or (b), the Trustee shall not be charged with knowledge of any Default or Event of Default hereunder unless written notice thereof shall have been given to the Trustee at the Corporate Trust Office by the Corporation, a Paying Agent, any Holder or an agent of any Holder.

6.3 Certain Rights of Trustee.

Subject to the provisions of Section 6.1:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request or direction of the Corporation or any Guarantor mentioned herein shall be sufficiently evidenced by a Corporation Request, Corporation Order, Guarantor Request or Guarantor Order and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(d) the Trustee may consult with counsel selected by it and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation or the Guarantors personally or by agent or attorney at the expense of the Corporation and shall incur no liability by reason of such inquiry or investigation;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; and

(i) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a responsible officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture.

6.4 Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as statements of the Corporation and the Guarantors, as the case may be, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation or the Guarantors of the Securities or the proceeds thereof.

6.5 May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Corporation or the Guarantors, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.8 and 6.13, may otherwise deal with the Corporation and the Guarantors with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

6.6 Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Corporation or the Guarantors as applicable. So long as no Event of Default shall have occurred and be continuing, all interest earned on any such money shall be paid to the Corporation or the Guarantors, as the case may be, from time to time upon receipt by the Trustee of a Corporation Order or a Guarantor Order except as otherwise provided in this Indenture.

6.7 Compensation and Reimbursement.

The Corporation and each of the Guarantors, jointly and severally, agrees:

(a) to pay to the Trustee from time to time such compensation as shall be agreed to in writing by the Corporation, the Guarantors and the Trustee for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as shall be determined by a court of competent jurisdiction to have been caused by its own negligence or bad faith; and

(c) to fully indemnify each of the Trustee and any predecessor Trustee for, and to hold it harmless against, any and all loss, liability, damage, claim or expense (including legal fees and expenses) incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(g) or Section 5.1(h), the expenses (including the reasonable fees and expenses of its counsel) and the compensation for the services are intended to constitute

expenses of administration under any applicable federal or provincial bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the termination of this Indenture and resignation or removal of the Trustee.

6.8 Conflicting Interests.

(a) If the Trustee has or shall acquire any conflicting interest, as defined in this Section, with respect to the Securities, it shall within 90 days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign in the manner and with the effect hereinafter specified in this Section.

(b) In the event that the Trustee shall fail to comply with the provisions of Subsection (a) of this Section with respect to the Securities, the Trustee shall, within 10 days after the expiration of such 90-day period, transmit by mail to the Corporation, and all Holders, as their names and addresses appear in the Security Register, notice of such failure.

(c) For the purposes of this Section, the Trustee shall be deemed to have a conflicting interest with respect to the Securities if a Default has occurred and is continuing and:

(i) The Trustee is trustee under another indenture under which any other securities or certificates of interest or participation in any other securities of the Corporation or the Guarantors are outstanding, unless such other indenture is a collateral trust indenture under which the only collateral consists of Securities issued under this Indenture;

(ii) the Trustee or any of its directors or executive officers is an obligor upon the Securities or an underwriter of the Corporation or the Guarantors;

(iii) the Trustee directly or indirectly controls or is directly or indirectly controlled by or is under direct or indirect common control with the Corporation, the Guarantors or an underwriter for the Corporation or a Guarantor;

(iv) the Trustee or any of its directors or executive officers is a director, officer, partner, employee, appointee, or representative of the Corporation or a Guarantor, or of an underwriter (other than the Trustee itself) for the Corporation or a Guarantor who is currently engaged in the business of underwriting, except that (A) one individual may be a director or an executive officer, or both, of the Trustee and a director or an executive officer, or both, of the Corporation or a Guarantor but may not be at the same time an executive officer of both the Trustee and the Corporation or a Guarantor; (B) if and so long as the number of directors of the Trustee in office is more than nine, one additional individual may be a director or an executive officer, or both, of the Trustee and a director of the Corporation or a Guarantor, and (C) the Trustee may be designated by the Corporation or a Guarantor or by any underwriter for the Corporation or a Guarantor to act in the capacity of transfer agent, registrar, custodian, paying agent, fiscal agent, escrow agent or depositary, or in any other similar capacity, or

subject to the provisions of paragraph (i) of this Subsection, to act as trustee, whether under an indenture or otherwise;

(v) 10% or more of the voting securities of the Trustee is beneficially owned either by the Corporation or a Guarantor or by any director, partner or executive officer thereof, or 20% or more of such voting securities is beneficially owned, collectively, by any two or more of such persons; or 10% or more of the voting securities of the Trustee is beneficially owned either by an underwriter for the Corporation or a Guarantor or by any director, partner or executive officer thereof, or is beneficially owned, collectively, by any two or more such persons;

(vi) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), (i) 5% or more of the voting securities, or 10% or more of any other class of security, of the Corporation or a Guarantor not including the Securities issued under this Indenture and securities issued under any other indenture for which the Trustee is also trustee, or (B) 10% or more of any class of security of an underwriter of the Corporation or a Guarantor;

(vii) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 5% or more of the voting securities of any person who, to the knowledge of the Trustee, owns 10% or more of the voting securities of, or controls directly or indirectly or is under direct or indirect common control with, the Corporation or a Guarantor;

(viii) the Trustee is the beneficial owner of, or holds as collateral security for an obligation which is in default (as hereinafter in this Subsection defined), 10% or more of any class of security of any person who, to the knowledge of the Trustee, owns 50% or more of the voting securities of the Corporation or a Guarantor; or

(ix) the Trustee owns, on January 1 in any calendar year, in the capacity of executor, administrator, testamentary or *inter vivos* trustee, guardian, committee or conservator, or in any other similar capacity, an aggregate of 25% or more of the voting securities, or of any class of security, of any person, the beneficial ownership of a specified percentage of which would have constituted a conflicting interest under paragraph (vi), (vii) or (viii) of this Subsection. As to any such securities of which the Trustee acquired ownership through becoming executor, administrator or testamentary trustee of an estate which included them, the provisions of the preceding sentence shall not apply, for a period of two years from the date of such acquisition, to the extent that such securities included in such estate do not exceed 25% of such voting securities or 25% of any such class of security. Promptly after January 1 in each calendar year, the Trustee shall make a check of its holdings of such securities in any of the above-mentioned capacities as of such January 1. If payment in full of the principal of, premium (if any), or interest on any of the Securities is not made when and as the same becomes due and payable, and such failure continues for 30 days thereafter, the Trustee shall make a prompt check of its holdings of such securities in any of the

above-mentioned capacities as of the date of the expiration of such 30-day period, and after such date, notwithstanding the foregoing provisions of this paragraph, all such securities so held by the Trustee, with sole or joint control over such securities vested in it, shall, but only so long as such failure shall continue, be considered as though beneficially owned by the Trustee for the purposes of paragraphs (vi), (vii) or (viii) of this Subsection.

The specification of percentages in paragraphs (v) to (ix), inclusive, of this Subsection shall not be construed as indicating that the ownership of such percentages of the securities of a person is or is not necessary or sufficient to constitute direct or indirect control for the purposes of paragraphs (iii) or (vii) of this Subsection.

For the purposes of paragraphs (vi), (vii), (viii) and (ix) of this Subsection only: (x) the terms "security" and "securities" shall include only such securities as are generally known as corporate securities, but shall not include any note or other evidence of indebtedness issued to evidence an obligation to repay moneys lent to a person by one or more banks, trust companies or banking firms, or any certificate of interest or participation in any such note or evidence of indebtedness; (y) an obligation shall be deemed to be "in default" when a default in payment of principal shall have continued for 30 days or more and shall not have been cured; and (z) the Trustee shall not be deemed to be the owner or holder of (A) any security which it holds as collateral security, as trustee or otherwise, for an obligation which is not in default as defined in clause (y) above, or (B) any security which it holds as collateral security under this Indenture, irrespective of any default hereunder, or (C) any security which it holds as agent for collection, or as custodian, escrow agent or depositary, or in any similar representative capacity.

(d) For the purposes of this Section:

(i) the term "underwriter", when used with reference to the Corporation or a Guarantor, means every person who, within three years prior to the time as of which the determination is made, has purchased from the Corporation or a Guarantor with a view to, or has offered or sold for the Corporation or a Guarantor in connection with, the distribution of any security of the Corporation or a Guarantor outstanding at such time, or has participated or has had a direct or indirect participation in any such undertaking, or has participated or has had a participation in the direct or indirect underwriting of any such undertaking, but such term shall not include a person whose interest was limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission;

(ii) the term "director" means any director of a corporation or any individual performing similar functions with respect to any organization, whether incorporated or unincorporated;

(iii) the term "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, an unincorporated organization or a government or political subdivision thereof. As used in this paragraph, the term

"trust" shall include only a trust where the interest or interests of the beneficiaries are evidenced by a security;

(iv) the term "voting security" means any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a person, or any security issued under or pursuant to any trust, agreement or arrangement whereby a trustee or trustees or agent or agents for the owner or holder of such security are currently entitled to vote in the direction or management of the affairs of a person;

(v) the term "Corporation" means any obligor upon the Securities (including without limitation any guarantor thereof); and

(vi) the term "executive officer" means the president, every vice president, every trust officer, the cashier, the secretary and the treasurer of a corporation, and any individual customarily performing similar functions with respect to any organization whether incorporated or unincorporated, but shall not include the chairman of the board of directors;

(e) The percentages of voting securities and other securities specified in this Section shall be calculated in accordance with the following provisions:

(i) A specified percentage of the voting securities of the Trustee, the Corporation, a Guarantor or any other person referred to in this Section (each of whom is referred to as a "person" in this paragraph) means such amount of the outstanding voting securities of such person as entitles the holder or holders thereof to cast such specified percentage of the aggregate votes which the holders of all the outstanding voting securities of such person are entitled to cast in the direction or management of the affairs of such person;

(ii) A specified percentage of a class of securities of a person means such percentage of the aggregate amount of securities of the class outstanding;

(iii) The term "amount", when used in regard to securities, means the principal amount if relating to evidences of indebtedness, the number of shares if relating to capital shares and the number of units if relating to any other kind of security;

(iv) The term "outstanding" means issued and not held by or for the account of the issuer. The following securities shall not be deemed outstanding within the meaning of this definition:

(A) securities of an issuer held in a sinking fund relating to securities of the issuer of the same class;

(B) securities of an issuer held in a sinking fund relating to another class of securities of the issuer, if the obligation evidenced by such other class of securities is not in default as to principal or interest or otherwise;

(C) securities pledged by the issuer thereof as security for an obligation of the issuer not in default as to principal or interest or otherwise; and

(D) securities held in escrow if placed in escrow by the issuer thereof:

provided, however, that any voting securities of an issuer shall be deemed outstanding if any person other than the issuer is entitled to exercise voting rights thereof.

(v) A security shall be deemed to be of the same class as another security if both securities confer upon the holder or holders thereof substantially the same rights and privileges; *provided, however*, that, in the case of secured evidences of indebtedness, all of which are issued under a single indenture, differences in the interest rates or maturity dates of various series thereof shall not be deemed sufficient to constitute such series different classes and provided, further, that, in the case of unsecured evidences of indebtedness, differences in the interest rates or maturity dates thereof shall not be deemed sufficient to constitute them securities of different classes, whether or not they are issued under a single indenture.

6.9 Corporate Trustee Required, Eligibility.

There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States or of any state of the United States which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or State authority. Such Trustee shall have a combined capital and surplus of at least $50,000,000 and maintain a Corporate Trust Office in the Borough of Manhattan, The City of New York. If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

6.10 Resignation and Removal; Appointment of Successor.

The Trustee may resign at any time by giving written notice thereof to the Corporation and the Guarantors, provided that no resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

The Trustee may be removed at any time by Act of the Holders of a majority in principal amount of the Outstanding Securities, delivered to the Trustee, to the Corporation and to the Guarantors.

If at any time:

(a) the Trustee shall fail to comply with Section 6.8 after written request therefor by the Corporation or any of the Guarantors or by any Holder who has been a *bona fide* Holder of a Security for at least six months; or

(b) the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Corporation or by any such Holder; or

(c) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, (A) the Corporation by Corporation Order by Guarantor Order may remove the Trustee, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee or Trustees.

If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after (i) the giving of such notice of resignation or (ii) the removal of the Trustee by the Corporation pursuant to Corporation Order, the Trustee who has so resigned or been removed may petition at the expense of the Corporation any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Corporation, by a Corporation Order shall promptly appoint a successor Trustee (it being understood that at any time there shall be only one Trustee) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities delivered to the Corporation and the Guarantors and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee and to that extent supersede the successor Trustee appointed by the Corporation. If no successor Trustee shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner required by Section 6.11, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

The Corporation shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders of Securities in the manner provided in Section 1.6. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

6.11 Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation, the Guarantors

and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee, but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee, the Corporation, the Guarantors, the retiring Trustee and each successor Trustee shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee, but, on request of the Corporation, or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

Upon request of any such successor Trustee, the Corporation and the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

6.12 Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

6.13 Appointment of Authenticating Agent.

The Trustee, with the prior written consent of the Corporation and the Guarantors and after giving notice of the appointment described in this Section 6.13 in the manner provided in Section 1.6 to all Holders of Securities may appoint an Authenticating Agent or Agents which

shall be authorized to act on behalf of the Trustee to authenticate Securities issued upon original issue and upon exchange or registration of transfer or pursuant to Section 3.8, and the Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Corporation and the Guarantors and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee, to the Corporation and to the Guarantors. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent, to the Corporation and to the Guarantors. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Corporation and the Guarantors and shall give notice of such appointment in the manner provided in Section 1.6 to all Holders of Securities. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

The Corporation and each of the Guarantors agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment is made pursuant to this Section, the Securities may have endorsed thereon, in addition to the Trustee's certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Corporation's 7.9% Senior Notes due 2021 referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK

As Trustee

By...
As Authenticating Agent

By...
Authorized Officer

7. HOLDERS' LISTS AND REPORTS BY TRUSTEE, CORPORATION AND THE GUARANTORS

7.1 Corporation To Furnish Trustee Names and Addresses of Holders.

The Corporation will furnish or cause to be furnished to the Trustee

(a) semi-annually, not later than the Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities as of a date not more than 15 days prior to such Regular Record Date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Corporation of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

excluding from any such list names and addresses received by the Trustee in its capacity as Security Registrar.

7.2 Preservation of Information; Communications to Holders.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders received by the Trustee in its capacity as Security Registrar.

(b) If three or more Holders (herein referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders with respect to their rights under this Indenture or under the Securities and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application, at its election, either

(i) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 7.2(a); or

(ii) inform such applicants as to the approximate number of Holders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 7.2(a) a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender the Trustee shall mail to such applicants, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interest of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion.

(c) Every Holder, by receiving and holding Securities, agrees with the Corporation and the Trustee that neither the Corporation nor the Trustee nor any agent thereof shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 7.2(b) regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 7.2(b).

7.3 Reports by Trustee.

The Trustee shall, within 60 days after each May 15 following the date of this Indenture, deliver a brief report, dated as of such May 15, which reports each item that would be required to be reported under Section 3.13(a) of the Trust Indenture Act if the Indenture were then qualified under the Trust Indenture Act, but such report need not be delivered if it would not have been required by the Trust Indenture Act.

7.4 Reports by Corporation.

The Corporation shall file with the Trustee, within 120 days after the last day of each fiscal year of the Corporation, Financial Statements showing the consolidated financial conditions and results of operations of the Corporation as of, and for the year ended on, such last day, accompanied by the opinion, without material qualifications, of the Corporation's independent chartered accountants, and within 60 days after the last day of each of the first three fiscal quarters of the Corporation (commencing as of the fiscal quarter ended September 30, 2001), unaudited Financial Statements showing the consolidated financial conditions and results of operations of the Corporation as of, and for the period from the beginning of the current fiscal year to, such last day. Delivery of such reports, information and documents to the Trustee is for

informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

8. CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

8.1 Corporation May Consolidate, Etc., Only on Certain Terms.

Each of the Corporation and the Guarantors: (a) will not merge, amalgamate or consolidate with or into any other Person or permit any other Person to merge, amalgamate or consolidate into the Corporation or such Guarantor, as the case may be (other than a merger, amalgamation or consolidation of a subsidiary into the Corporation or such Guarantor, or merger of one or more Guarantors into the Corporation or one or more other Guarantors, as the case may be) or (b) will not sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all of its Property or assets to any Person, unless:

(i) the entity formed by or surviving any such consolidation, merger or amalgamation (if the Corporation or such Guarantor, as the case may be, is not the surviving entity) or to which such sale, transfer or conveyance is made (the "Surviving Entity") shall be a Person organized and existing under the laws of the United States of America or a State thereof or Canada or a Province thereof or the District of Columbia and such Person expressly assumes, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such Person, the due and punctual payment of the principal of, premium, if any, and interest on all the Securities and the due and punctual performance and observance of all of the covenants and conditions of this Indenture or the Guarantees, as the case may be, to be performed by the Corporation or such Guarantor, as the case may be;

(ii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall have occurred and be continuing;

(iii) after giving effect to such transaction or series of transactions as if such transaction or series of transactions had occurred at the end of the most recent Fiscal Quarter, the test set forth in Section 10.7 of this Indenture shall not have been violated, *provided* that this clause (iii) will not prohibit a merger, amalgamation or consolidation between the Corporation and one or more of the Guarantors;

(iv) the Corporation or such Guarantor, as the case may be, has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with; and

(v) each of the Guarantors has delivered to the Trustee an Officer's Certificate and Opinion of Counsel, each stating that the Guarantor's obligations hereunder shall remain in full force and effect thereafter.

8.2 Successor Substituted.

Upon any consolidation of the Corporation or such Guarantor, as the case may be, with, or merger or amalgamation of the Corporation or such Guarantor, as the case may be, into, any other Person or any conveyance, transfer or lease of the properties and assets of the Corporation or such Guarantor, as the case may be, substantially as an entirety in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Corporation or such Guarantor, as the case may be, is merged or amalgamated or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation or such Guarantor, as the case may be, under this Indenture with the same effect as if such successor Person had been named as the Corporation or a Guarantor, as the case may be, herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

9. SUPPLEMENTAL INDENTURES

9.1 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Corporation and the Guarantors, when authorized by Board Resolutions, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto or otherwise amend this Indenture, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Corporation or any Guarantor and the assumption by any such successor of the covenants of the Corporation or any Guarantor, as the case may be, herein and in the Securities or the related Guarantees; or

(b) to add any subsidiary of the Corporation that acquires properties with respect to which royalties are paid to the Trust as a party to this Indenture as a Subsidiary Guarantor; or

(c) to issue Additional Securities as provided in Section 3.1;

(d) to add to the covenants of the Corporation or any Guarantor for the benefit of the Holders of the Securities or to surrender any right or power herein conferred upon the Corporation or any Guarantor; or

(e) to add any additional Events of Default for the benefit of the Holders of the Securities; or

(f) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form; or

(g) to secure the Securities pursuant to the requirements of Section 10.8 or otherwise; or

(h) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee pursuant to the requirements of Section 6.11; or

(i) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; provided that such action pursuant to this clause (i) shall not adversely affect the interests of the Holders of Securities in any material respect; or

(j) to comply with any requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act; or

(k) to make any other change that does not adversely affect the interests of any Holder of Securities, in any material respect.

9.2 Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities, by Act of said Holders delivered to the Corporation, the Guarantors and the Trustee, the Corporation and the Guarantors, when authorized by Board Resolutions, and the Trustee may enter into an indenture or indentures supplemental hereto, amendments to this Indenture or waivers for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders of the Securities under this Indenture; *provided, however*, that no such supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a) change the Stated Maturity of the principal of, or any instalment of interest on, any Security, or reduce the principal amount thereof or the rate of interest thereon or the redemption price payable upon the redemption thereof, or reduce the amount of the principal of any Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 or alter the redemption or repurchase provisions with respect thereto, or change any Place of Payment where, or the coin or currency in which, any Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date);

(b) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(c) modify any of the provisions of this Section, Section 5.13 or Section 10.14, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; *provided, however*, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to "the Trustee" and concomitant changes in this Section, or the deletion of this proviso, in accordance with the requirements of Sections 6.11 and 9.1(h);

(d) reduce the relative ranking of any Securities in a manner adverse to Holders;

(e) release any security that may have been granted in respect of the Securities; or

(f) modify or amend any of the provisions of this Indenture relating to any Guarantee of the Securities in any manner adverse to the Holders of the Securities.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amendment, waiver or supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

9.3 Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

9.4 Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

9.5 Conformity with Trust Indenture Act.

Every supplemental indenture or amendment executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act if at that date the Indenture shall then be qualified under the Trust Indenture Act.

9.6 Reference in Securities to Supplemental Indentures.

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Corporation shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

10. COVENANTS

10.1 Payment of Principal, Premium and Interest.

The Corporation covenants and agrees that it will duly and punctually pay the principal of and any premium and interest on the Securities in accordance with the terms of the Securities and this Indenture.

Principal, premium, if any, and interest shall be considered paid on the date due if on such date the Trustee or Paying Agent (other than the Corporation or its Affiliates, except such Affiliates providing commercial banking services to the Corporation or its subsidiaries upon commercially reasonable terms in the ordinary course of such Affiliate's business) holds in accordance with this Indenture money sufficient to pay all principal, premium, if any, and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Holders of Securities on that date pursuant to the terms of this Indenture.

10.2 Maintenance of Office or Agency.

The Corporation and the Guarantors will maintain in each Place of Payment for the Securities an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Corporation or any Guarantor in respect of the Securities and this Indenture may be served. The Corporation and the Guarantors will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Corporation and the Guarantors shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and each of the Corporation and the Guarantors hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; *provided, however*, that no such designation or rescission shall in any manner relieve the Corporation or any of the Guarantors of its obligation to maintain an office or agency in each Place of Payment for Securities for such purposes. The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

10.3 Money for Security Payments To Be Held in Trust.

If the Corporation or any of its Affiliates (except such Affiliates providing commercial banking services to the Corporation or its subsidiaries upon commercially reasonable terms in the ordinary course of such Affiliate's business) shall at any time act as Paying Agent, it will, on or before each due date of the principal of or any premium or interest on any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to

such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for the Securities, it will, prior to each due date of the principal of or any premium or interest on any Securities, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided in the following paragraph, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee of its action or failure so to act.

The Corporation will cause each Paying Agent for the Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (a) hold all sums held by it for the payment of the principal of, premium (if any), or interest on the Securities in trust for the benefit of the Holders of the Securities until such sums shall be paid to such Holders or otherwise disposed of as herein provided; (b) give the Trustee notice of any default by the Corporation or any of the Guarantors (or any other obligor upon the Securities) in the making of any payment of principal, premium (if any), or interest; (c) during the continuance of any default by the Corporation or any of the Guarantors (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, and upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities; and (d) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent.

The Corporation or any of the Guarantors may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Corporation Order or Guarantor Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

The Trustee and the Paying Agent shall promptly pay to the Corporation upon Corporation Request (or, if deposited by any Guarantor, pay such Guarantor upon its Guarantor Request) any money or securities held by them at any time in excess of amounts required to pay principal of, premium, if any, or interest on the Securities.

Any money deposited with the Trustee or any other Paying Agent, or then held by the Corporation, in trust for the payment of the principal of or any premium or interest on any Security and remaining unclaimed for one year after such principal, premium or interest has become due and payable may be paid to the Corporation on Corporation Request, (or, if deposited by any Guarantor, paid to such Guarantor upon its Guarantor Request) or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation or any of the Guarantors for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; *provided, however*, that the Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense of the Corporation cause to be published once, in a

newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified herein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation or a Guarantor, as the case may be.

10.4 Statement by Officers as to Compliance.

Each of the Corporation and the Guarantors will deliver to the Trustee, within 120 days after the end of each Fiscal Year ending after the date hereof, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Corporation or any of the Guarantors, as the case may be, is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Corporation or any of the Guarantors shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

In addition, the Corporation shall furnish to the Trustee, within 120 days after the last day of each Fiscal Year and within 60 days after the last day of each of the first three Fiscal Quarters within any Fiscal Year and effective as of the last day of such Fiscal Year or such Fiscal Quarter, as applicable, a duly executed and completed Compliance Certificate.

When a Default has occurred and is continuing or if the Trustee, any Holder or the trustee for or the holder of any other evidence of Indebtedness of the Corporation or any Guarantor gives any notice or takes any other action with respect to a claimed default (other than with respect to Indebtedness in the principal amount of less that $15,000,000), the Corporation or such Guarantor, as the case may be, shall deliver to the Trustee an Officers' Certificate specifying such Default, notice or other action within 10 Business Days of its occurrence.

Each of the Corporation and the Guarantors shall furnish to the Trustee, upon the demand of the Trustee, evidence, in the form required by the Trustee, of any action required or permitted to be taken by the Corporation or such Guarantor, as the case may be, under this Indenture.

10.5 Existence.

Subject to Article Eight, the Corporation and each Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; *provided, however,* that neither the Corporation nor any of the Guarantors shall be required to preserve any such right or franchise if, in the case of the Subsidiary Guarantors, its Board of Directors or, in the case of the Trust, the Boards of Directors of each of AOSII and COSII, as managers of the Trust, shall determine that the preservation thereof is no longer desirable in the conduct of the business of such entity, and that the loss thereof is not disadvantageous in any material respect to the Holders.

10.6 Maintenance of Properties.

The Corporation and each of the Guarantors will cause all properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good

condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Corporation or the Guarantor may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; *provided, however*, that (a) nothing in this Section shall prevent the Corporation or any Guarantor from discontinuing the operation or maintenance of any of such properties if such discontinuance is, in the judgment of the Corporation or such Guarantor, desirable in the conduct of its business or the business of any subsidiary and not disadvantageous in any material respect to the Holders and (b) to the extent such properties are operated by another Person, the Corporation or such Guarantor shall only be required to use commercially reasonable efforts to cause the operator to maintain such properties in compliance with this section.

10.7 Limitation on Debt.

The Corporation shall ensure that as at the end of each Fiscal Quarter of the Corporation, Funded Debt as at such date is not greater than 45% of Total Capitalization as at such date.

10.8 Limitation on Liens.

Neither the Corporation nor any Guarantor shall, nor shall they permit any of their subsidiaries to, Incur any Lien on or with respect to any Property of the Corporation, such Guarantor or any of their subsidiaries, as the case may be, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Securities are, or, in the case of any Guarantor, the Guarantee of such Guarantor is, secured equally and ratably with (or prior to) any and all other obligations secured by such Lien, except for:

(a) any Lien existing on any Property of a Person at the time such Person is merged, amalgamated or consolidated with or into the Corporation or a Guarantor or any such subsidiary, provided that such Liens are not extended to other Property of the Corporation, such Guarantor or any of their subsidiaries;

(b) any Lien existing on any Property at the time of the acquisition thereof, provided that such Liens are not extended to other Property of the Corporation, such Guarantor or any of their subsidiaries;

(c) Liens existing as of the Issue Date;

(d) Liens to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, or for any Indebtedness secured by Liens referred to in the foregoing clauses (a) through (c) and clauses (l) and (m) below; *provided, however*, that (i) such new Lien shall be limited to all or part of the same Property that secured the original Lien, plus improvements on such Property and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (a) through (c) above and clauses (l) and (m) below at the time the original Lien became a Lien permitted in accordance with this Indenture and (B) an amount necessary to pay any fees and

expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(e) any Lien incidental to the normal conduct of the business of the Corporation, any Guarantor or any of their subsidiaries, the ownership of its property or the conduct in the ordinary course of its business (including, without limitation, (i) easements, rights of way and similar encumbrances, (ii) rights of lessees under leases, (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Corporation, any Guarantor or any of their subsidiaries or on deposit with or in the possession of such banks, (iv) Liens imposed by law, including without limitation Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens and (v) Liens Incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice) in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of the Corporation, any Guarantor or any of their subsidiaries taken as a whole;

(f) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP;

(g) Liens Incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings so long as reserves have been established to the extent required by GAAP and so long as such Liens do not encumber assets by an amount in excess of 10% of Consolidated Tangible Assets of the Corporation;

(h) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Corporation, any Guarantor or any of their subsidiaries;

(i) Liens securing a Hedging Agreement;

(j) Liens resulting from the pledge of Capital Stock of a Person that is not a subsidiary of the Corporation or any Guarantor;

(k) Oil and Gas Liens Incurred in the ordinary course of the business of the Corporation, any Guarantor or any of their subsidiaries;

(l) Liens on pipelines, pumping stations or other pipeline facilities, drilling, mining and extraction equipment, production equipment, platforms, power plants and utilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment; computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or gas liquefying facilities

and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that, such Lien is Incurred to finance the acquisition by the Corporation, any Guarantor or any of their subsidiaries of such property or assets within 90 days after such acquisition and such Lien shall be limited to the specified property or assets being financed;

(m) Liens on current assets (as determined in accordance with GAAP) given in the ordinary course of business to any financial institution to secure any Indebtedness payable on demand or maturing (including any right of extension or renewal) 18 months or less after the date such Indebtedness is Incurred or the date of any renewal or extension thereof; and

(n) Liens not otherwise permitted by clauses (a) through (m) encumbering assets having an aggregate Fair Market Value at the date of incurrence of the most recent such Lien not in excess of 5% of Consolidated Tangible Assets of the Corporation.

10.9 Limitation on Sale and Leaseback Transactions.

Neither the Corporation nor any Guarantor will enter into, renew or extend, or permit any of their subsidiaries to enter into, renew or extend, any Sale and Leaseback Transaction except (a) a Sale and Leaseback Transaction that, had such Sale and Leaseback Transaction been structured as a mortgage loan rather than as a Sale and Leaseback Transaction, the Corporation would not have been prohibited from entering into such transaction pursuant to the terms of Section 10.8; or (b) a Sale and Leaseback Transaction not described in (a) above with respect to which the aggregate Net Available Proceeds of the Corporation or such Guarantor, as the case may be, do not exceed $25,000,000 and the Corporation, such Guarantor or any of their subsidiaries, within 360 days after the sale of such Property in connection with such Sale and Leaseback Transaction is consummated, applies an amount equal to the Net Available Proceeds of the Corporation or such Guarantor, as the case may be, to (i) investments in Additional Assets or (ii) the repayment, repurchase or retirement of any Indebtedness (other than the Securities) of the Corporation or such Guarantor ranking on a parity with the Securities or the Guarantee of such Guarantor, as the case may be, or the Corporation, has made a Prepayment Offer to the Holders of the Securities to the extent that any portion of the Net Available Proceeds of the Corporation or such Guarantor, as the case may be, remains after the applications otherwise described in clauses (i) and (ii) above. To the extent that any portion of the Net Available Proceeds remains after their application in compliance with the preceding sentence, the Corporation or such Guarantor may use such remaining amount for general corporate purposes and the amount of such Net Available Proceeds of the Corporation or such Guarantor, as the case may be, shall be reset to zero.

10.10 Limitation on Certain Asset Sales.

(a) Neither the Corporation nor any Guarantor may consummate, or permit any of their subsidiaries to consummate, any Asset Sale after the Issue Date, unless:

(i) the Corporation, such Guarantor or any of their subsidiaries have received consideration from such Asset Sale in an amount at least equal to the Fair Market Value for the shares or assets sold;

(ii) 95% of the consideration received from such Asset Sale consists of cash or readily marketable cash equivalents, *provided, however,* that the Fair Market Value of Additional Assets received by the Corporation, such Guarantor or any of their subsidiaries in consideration of an exchange of direct or indirect interests in Properties used in the Oil and Gas Business shall be treated as cash for purposes of this clause (ii) and shall be treated as an investment in Additional Assets for purposes of clause (iii)(A) below; and

(iii) the Corporation, such Guarantor or any of their subsidiaries, within 360 days after such Asset Sale is consummated, has applied an amount equal to the Excess Net Cash Proceeds to (A) investments in Additional Assets or (B) the repayment, repurchase or retirement of any Indebtedness (other than the Securities) of the Corporation ranking on a parity with the Securities, or (C) the Corporation has made a Prepayment Offer to the Holders of the Securities to the extent that any portion of the Excess Net Cash Proceeds remains after the applications otherwise described in clauses (iii) (A) and (iii) (B) above. To the extent that any portion of the Excess Net Cash Proceeds remains after compliance with the preceding sentence, the Corporation or such Guarantor may use such remaining amount for general corporate purposes and the amount of such Excess Net Cash Proceeds shall be reset to zero.

10.11 Abandonment of Business.

Neither the Corporation nor any Guarantor will abandon the businesses carried on by it as at the date of this Indenture.

10.12 Insurance.

The Corporation will maintain or cause to be maintained insurance in respect of all of the Property of the Corporation and its subsidiaries which is of an insurable nature against loss or damage with insurers reasonably believed by the Corporation to be responsible to the extent that Property of similar characteristics is usually so insured by corporations similarly situated and owning like Properties in accordance with good business practice.

10.13 Additional Amounts.

All payments made by the Corporation or any Guarantor, as the case may be, under or with respect to the Securities or the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless the Corporation or such Guarantor, as the case may be, is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the Issue Date, the Corporation or such Guarantor, as the case

may be, is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, the Corporation or such Guarantor, as the case may be, will pay as additional interest to each Holder of Securities that are Outstanding on the date of the required payment, such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by such Holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder of the Securities (an "Excluded Holder") (a) with which the Corporation or such Guarantor does not deal at arm's length (within the meaning of the *Income Tax Act* (Canada)) at the time of making such payment or (b) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder. The Corporation or such Guarantor, as the case may be, will also (a) make such withholding or deduction and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Corporation or such Guarantor, as the case may be, will furnish, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, to the Holders of Securities that are Outstanding on the date of the required payment, copies of tax receipts evidencing that such payment has been made by the Corporation or such Guarantor. The Corporation and each of the Guarantors will indemnify and hold harmless each Holder of Securities that are Outstanding on the date of the required payment (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (a) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (b) any liability (including, without limitation, penalties, interest and expenses) arising therefrom or with respect thereto, and (c) any Taxes imposed with respect to any reimbursement under clause (a) or (b) above but excluding any such Taxes on such Holder's net income.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Corporation or any Guarantor, as the case may be, becomes obligated to pay Additional Amounts with respect to such payment, the Corporation or such Guarantor will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, and the amount so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the Holders of the Securities on the payment date. Whenever in this Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Securities, (c) interest, or (d) any other amount payable on or with respect to any of the Securities, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

10.14 Provision of Information.

For so long as any Securities remain outstanding and are "restricted securities" within the meaning of Rule 144 under the Securities Act, and in the case of each Guarantor, for so long as its Guarantee is in effect, the Corporation and each of the Guarantors will furnish to any Holder of Securities or a beneficial interest in the Global Security, or to any prospective purchaser

designated by such a Holder, upon request of such Holder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to the Corporation or such Guarantor, as the case may be, to the extent required in order to permit such Holder to comply with Rule 144A (as amended from time to time and including any successor provision) with respect to any resale of such Security or beneficial interest therein, *unless*, at the time of such request, the Corporation or such Guarantor is subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act or is exempt from such requirements pursuant to Rule 12g3-2(b) under the Exchange Act (as amended from time to time and including any successor provision) and no such information about the Corporation or such Guarantor is otherwise required pursuant to Rule 144A.

10.15 Waiver of Certain Covenants.

The Corporation and each of the Guarantors, as the case may be, may omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 9.1(b) for the benefit of the Holders or in any of Sections 10.8 to 10.12 and 10.14, if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Securities shall, by Act of such Holders and on behalf of the Holders of all Securities, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and each of the Guarantors and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

11. REDEMPTION OF SECURITIES

11.1 Redemption for Taxation Reasons.

The Corporation may, at any time, redeem, in whole but not in part, the Outstanding Securities at a redemption price of 100% of the principal amount thereof, plus accrued interest, if any, to the date of redemption if the Corporation or any of the Guarantors has become or would become obligated to pay any Additional Amounts in accordance with Section 10.13 in respect of such Securities or in respect of the Guarantees as a result of (a) any change in or amendment to the laws (or regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or (b) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or is effective on or after the Issue Date.

No notice of such redemption may be given earlier than 30 days prior to the earliest date on which the Corporation or any Guarantor would but for such redemption be obligated to pay such Additional Amounts and at the time such notice is given, such obligation to pay such Additional Amounts shall remain in effect. At the time of the giving of any notice of redemption of Securities pursuant to this Section 11.1, the Corporation shall deliver to the Trustee an Officers' Certificate stating that the Corporation is entitled to effect such redemption and setting forth in reasonable detail a statement of facts showing that the conditions precedent to the right

of the Corporation to so redeem the Securities have occurred, upon which statement the Trustee shall conclusively rely without any investigation whatsoever.

11.2 Optional Redemption.

The Securities will be redeemable, in whole or in part, at the option of the Issuer at any time at a Redemption Price equal to the greater of:

(1) 100% of the principal amount of the Securities, and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Securities (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 35 basis points,

plus accrued interest thereon to the date of redemption.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made *pro rata*, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate principal amount of $1,000 or less shall be redeemed in part. A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Security.

11.3 Election To Redeem, Notice to Trustee.

The election of the Corporation to redeem any Securities shall be evidenced by a Board Resolution. In case of any redemption at the election of the Corporation of all the Securities, the Corporation shall, at least 45 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Securities to be redeemed.

11.4 Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities, at his or her address appearing in the Security Register.

All notices of redemption shall identify the Securities to be redeemed (including CUSIP number) and state:

(a) the Redemption Date;

(b) the Redemption Price;

(c) that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date; and

(d) the place or places where each such Security is to be surrendered for payment of the Redemption Price.

Notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation's request, by the Trustee in the name and at the expense of the Corporation and shall be irrevocable.

11.5 Deposit of Redemption Price.

Prior to any Redemption Date, the Corporation shall deposit with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.3) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date. Upon Corporation Order, the Paying Agent shall promptly return to the Corporation any money so deposited which is not required for such purpose.

11.6 Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Corporation shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Corporation at the Redemption Price, together with accrued interest to the Redemption Date; *provided, however*, that, instalments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.9.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

11.7 Purchase of Securities.

The Corporation and each of the Guarantors shall have the right at any time and from time to time to purchase securities in the open market or otherwise at any price.

12. DEFEASANCE AND COVENANT DEFEASANCE

12.1 Defeasance and Discharge.

Each of the Corporation and the Guarantors shall be deemed to have been discharged from its obligations with respect to the Securities and the related Guarantees as provided in this Section on and after the date the conditions set forth in Section 12.3 are satisfied (hereinafter called "Defeasance"). For this purpose, such Defeasance means that each of the Corporation and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Securities and to have satisfied all its other obligations under the Securities and this Indenture insofar as the Securities are concerned (and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of the Securities to receive, solely from the trust fund described in Section 12.3 and as more fully set forth in such Section, payments in respect of the principal of and any premium and interest on the Securities when payments are due, (b) the Corporation's or such Guarantor's obligations with respect to the Securities under Sections 3.4, 3.5, 3.6, 3.7, 3.8, 10.2, 10.3 and the last paragraph of Section 10.13, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (4) this Article. Subject to compliance with this Article, each of the Corporation and the Guarantors may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 12.2 applied to the Securities.

12.2 Covenant Defeasance.

(a) Each of the Corporation and the Guarantors shall be released from its obligations under Sections 7.4, 10.6 through 10.12, inclusive, and 10.14, and any covenants provided pursuant to Section 9.1(b) for the benefit of the Holders of the Securities; and

(b) the occurrence of any event specified in Section 5.1(c), with respect to Sections 7.4, 10.6 through 10.12, inclusive, and 10.14, and any such covenants provided pursuant to Sections 9.1(b) and 5.1(c) shall be deemed not to be or result in an Event of Default;

in each case with respect to the Securities as provided in this Section on and after the date the conditions set forth in Section 12.3 are satisfied (hereinafter called "Covenant Defeasance"). For this purpose, such Covenant Defeasance means that, with respect to the Securities, the Corporation and each of the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section (to the extent so specified in the case of Section 5.1(c)), whether directly or indirectly by reason of any reference elsewhere herein to any such Section or Article or by reason of any reference in any such Section or Article to any other provision herein or in any other document, but the remainder of this Indenture and the Securities shall be unaffected thereby.

12.3 Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 12.1 or Section 12.2 to the Securities:

(a) The Corporation or a Guarantor shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.9 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purposes of making payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of the Securities, money or U.S. Government Obligations, or a combination thereof, in an amount which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide, not later than one day before the due date of any payment, money in an amount, in each case sufficient, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, the principal of and any premium and interest on the Securities on the Stated Maturities in accordance with the terms of this Indenture and the Securities.

(b) With respect to Section 12.1, the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the Corporation has received from the United States Internal Revenue Service a ruling to the effect that, and based thereon such opinion shall confirm that, the Holders of the Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to the Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, Defeasance and discharge were not to occur.

(c) With respect to Section 12.2, the Corporation shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to the Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(d) The Corporation shall have delivered to the Trustee an Opinion of Counsel in Canada to the effect that the Holders of the Outstanding Securities will not recognize gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal and provincial income tax and other tax on the same amounts in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance as applicable, had not occurred. This condition may not be waived by any Holder or the Trustee.

(e) The Corporation shall have delivered to the Trustee an Officers' Certificate to the effect that the Securities, if then listed on any securities exchange, will not be delisted as a result of such deposit.

(f) No Default shall have occurred and be continuing at the time of such deposit or, with regard to any such event specified in Sections 5.1(g) and 5.1(h), at any time on or prior to

the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(g) Neither the Corporation nor any of the Guarantors is an "insolvent person" within the meaning of the *Bankruptcy and Insolvency Act* (Canada) on the date of such deposit or at any time during the period ended on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(h) The Corporation or any Guarantor, as the case may be, shall have delivered to the Trustee an Officer's Certificate starting that the deposit made by the Corporation or such Guarantor, as the case may be, pursuant to its election under this Section was not made by the Corporation or such Guarantor, as the case may be, with the intent of preferring the Holders over other creditor of the Corporation or the Guarantor, as the case may be, or with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation, any Guarantor or others.

(i) Such Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest under Section 6.8 (assuming the Securities are in Default).

(j) Such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Corporation is a party or by which it is bound.

(k) Such Defeasance or Covenant Defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder.

(l) The Corporation shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

12.4 Deposited Money and U.S. Government Obligations To Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 10.3, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 12.5, the Trustee and any such other trustee are referred to collectively as the "Trustee") pursuant to Section 12.3 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Holders of the Securities, of all sums due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Corporation and each Guarantor shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 12.3 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation or such Guarantor from time to time upon Corporation Request or Guarantor Request, as the case may be, any money or U.S. Government Obligations held by it as provided in Section 12.3 with respect to any Securities which, in the opinion of a Canadian or United States nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to the Securities.

12.5 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture and the Securities from which the Corporation has been discharged or released pursuant to Section 12.1 or 12.2 or the obligations of such Guarantor under its Guarantee from which the Guarantor has been discharged or released pursuant to Section 12.1 or 12.2, shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to the Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 12.4 with respect to the Securities in accordance with this Article; *provided, however,* that if the Corporation or such Guarantor makes any payment of principal of or any premium or interest on any Security following such reinstatement of its obligations, the Corporation or such Guarantor shall be subrogated to the rights (if any) of the Holders of the Securities to receive such payment from the money so held in trust.

13. GUARANTEES

13.1 Trust Guarantee.

Concurrently with the execution of this Indenture, the Trust shall enter into a Guarantee, in the form set out in Section 2.7 hereof, pursuant to which the Trust shall irrevocably guarantee to the Holders of the Securities, the due and punctual payment of the principal of, premium, if any, and interest on each Security, and any Additional Amount that may be payable with respect to the Securities, when and as the same shall become due and payable, whether at Stated Maturity or by declaration of acceleration, call for redemption or otherwise, the due and punctual payment of interest on the overdue principal of and interest, if any, on the Securities, to the extent lawful, and the due and punctual performance of all other obligations of the Corporation to the Holders or the Trustee all in accordance with the terms of the Securities and this Indenture (collectively, the "Guaranteed Obligations").

13.2 Subsidiary Guarantees.

Concurrently with the execution of this Indenture, each Subsidiary Guarantor shall enter into a Guarantee, in the form set out in Section 2.8 hereof, pursuant to which such Subsidiary Guarantor shall irrevocably guarantee to the Holders of the Securities, the Guaranteed Obligations, subject to the recourse of the Holders or the Trustee against such Subsidiary Guarantor under its Guarantee or this Indenture being limited to that percentage of the principal amount of the Securities as is equal to such Subsidiary Guarantor's pro rata share of the combined working interest of the Subsidiary Guarantors in the Syncrude Joint Venture, together with interest on the guaranteed portion of the principal at the rate borne by the Securities.

13.3 Obligations of the Guarantors Unconditional.

Nothing contained in this Article, elsewhere in this Indenture or in any Security is intended to or shall impair, as between any Guarantor and the Holders, the obligations of such Guarantor which obligations are independent of the obligations of the Corporation under the Securities and this Indenture and are absolute and unconditional, to pay to the Holders the Guaranteed Obligations as and when the same shall become due and payable in accordance with the provisions of this Indenture, or is intended to or shall affect the relative rights of the Holders and creditors of such Guarantor, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon Default under this Indenture.

13.4 Ranking of Guarantees.

Each Guarantor covenants and agrees, and each Holder of a Security by his acceptance thereof likewise covenants and agrees, that each Guarantee will be a senior unsecured obligation of the respective Guarantor ranking *pari passu* in right of payment with all other existing and future senior unsecured obligations of such Guarantor.

13.5 Limitation of Subsidiary Guarantees.

Each Subsidiary Guarantor and by its acceptance of the Securities each Holder confirms that it is the intention of all such parties that the guarantee by each Subsidiary Guarantor pursuant to its Subsidiary Guarantee not constitute a fraudulent transfer or conveyance for purposes of the Federal Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar United States federal or state law or Canadian federal or provincial law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, each of the Holders and the Subsidiary Guarantors hereby irrevocably agrees that the obligations of each Subsidiary Guarantor under its Subsidiary Guarantee shall be limited to the maximum amount that will not, after giving effect to any collections from or payments made by or on behalf of any other guarantor of the Securities in respect of the obligations of such other guarantor under its guarantee, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee constituting a fraudulent transfer or conveyance. It is recognized that in the event a conveyance is made, the Trustee shall not be responsible for the avoidance of any conveyance or liable for any payments subsequently deemed to be a fraudulent conveyance.

13.6 Release of Guarantors.

(a) Subject to compliance with paragraph (d) of this Section, the Guarantees of each Guarantor shall terminate and be of no further force and effect upon the completion of the Reorganization.

(b) Subject to compliance with paragraph (d) of this Section, the Guarantee of the Trust will terminate at such time as each subsidiary of the Corporation that owns properties with respect to which royalties are paid to the Trust has guaranteed the payment of the full amount of principal, premium, if any, and interest on the Securities on a senior basis.

(c) Subject to compliance with paragraph (d) of this Section, each Subsidiary Guarantor's obligations under its Guarantee shall be automatically and unconditionally released and discharged upon any sale, exchange, or transfer to any Person which is not an Affiliate of the Corporation of all of the Corporation's Capital Stock in, or all or substantially all of the assets of, such Subsidiary Guarantor (which sale, exchange or transfer is not prohibited by this Indenture).

(d) Upon the delivery by any Guarantor to the Trustee of an Officers' Certificate and, if requested by the Trustee, an Opinion of Counsel to the effect that the transaction giving rise to the release of such Guarantor's obligations was made by such Guarantor in accordance with the provisions of this Indenture and the Securities, the Trustee shall execute any documents reasonably required in order to evidence the termination of such Guarantor's Guarantee or the release and discharge of such Guarantor from its obligations, as the case may be.

(e) Any Person that is released from its Guarantee, pursuant to this Section 13.6 shall cease to be a Guarantor for all purposes of this Indenture.

14. CONCERNING THE HOLDERS

14.1 Action by Holders.

Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of Securities may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage have joined therein may be evidenced (a) by an instrument or a number of instruments as provided in Section 1.4, or (b) by the record of the Holders voting in favour thereof at any meeting of Holders duly called and held in accordance with the provisions of Article Fifteen, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders.

14.2 Proof of Record of Holders' Meeting.

Subject to the provisions of Sections 6.1 and 15.5, the record of any Holders' meeting shall be proved in the manner provided in Section 15.6.

14.3 Identification of Corporation-Owned Securities.

Upon request of the Trustee, the Corporation shall promptly furnish to the Trustee an Officers' Certificate listing and identifying all Securities, if any, known by the Corporation to be owned or held by or for the account of the Corporation, any of the Guarantors or any other obligor on the Securities or by any Affiliate of the Corporation or any of the Guarantors or any other obligor on the Securities; and, subject to the provisions of Section 6.1, the Trustee shall be entitled to accept such Officers' Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are Outstanding for the purpose of any such determination.

14.4 Revocation of Consents; Future Holders Bound.

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 14.1, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included in the Securities the Holders of which have consented to or are bound by consents to such action may, by filing written notice with the Trustee at its Corporate Trust Office and upon proof of holding as provided in Section 1.4, revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future holders and owners of such Security and of any Security issued on registration of transfer thereof or in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon any such Security or such other Security.

15. HOLDERS' MEETINGS

15.1 Purposes of Meetings.

A meeting of Holders of Securities may be called at any time and from time to time pursuant to the provisions of this Article Fourteen for any of the following purposes:

(a) to give any notice to the Corporation, to the Guarantors or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Holders of Securities pursuant to any of the provisions of Article Five;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article Six;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.2; or

(d) to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Securities under any other provision of this Indenture or under applicable law.

15.2 Call of Meetings by Trustee.

The Trustee may at any time call a meeting of Holders of Securities to take any action specified in Section 15.1, to be held at such time and at such place in the Borough of Manhattan, The City of New York, as the Trustee shall determine. Notice of every meeting of the Holders of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to all Holders of Securities at their addresses as they shall appear on the Security Register. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting (or, in the case of a meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, not less than 20 nor more than 40 days).

Upon the calling of a meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, a record date shall be established for determining Holders of Outstanding Securities entitled to vote at such meeting, which record date shall be the close of business on the day the Trustee mails the Notice of the Meeting of Holders. The Holders on such record date, and their designated proxies, and only such Persons, shall be entitled to vote at such meeting of Holders.

15.3 Call of Meetings by Corporation or Holders.

In case at any time the Corporation or any Guarantor, pursuant to a resolution of its Board of Directors, or the Holders, or their designated proxies, of at least 25% in aggregate principal amount of the Outstanding Securities, shall have requested the Trustee to call a meeting of the Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Corporation, such Guarantor or such Holders may determine the time and the place in said Borough of Manhattan for such meeting and may call such meeting to take any action authorized in Section 15.1, by mailing notice thereof as provided in Section 15.2.

15.4 Qualifications for Voting.

To be entitled to vote at any meeting of Holders a Person shall (a) be a Holder of one or more Securities or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more Securities; *provided, however*, that in the case of any meeting of Holders with respect to the Securities all or part of which are represented by a Global Security, only Holders, or their designated proxies, of record of Outstanding Securities on the record date established pursuant to Section 15.2 hereof shall be entitled to vote at such meeting. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Corporation and its counsel and any representatives of any Guarantor and its counsel.

15.5 Regulations.

Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders, in regard to proof of

the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit. Except as otherwise permitted or required by any such regulation, the holding of Securities shall be proved in the manner specified in Section 1.4 and the appointment of any proxy shall be proved in the manner specified in said Section 1.4 or by having the signature of the Person executing the proxy witnessed or guaranteed.

The Trustee shall, by an instrument in writing, appoint a temporary chairman and a temporary secretary of the meeting, unless the meeting shall have been called by the Corporation, by a Guarantor or by Holders as provided in Section 15.3, in which case the Corporation, such Guarantor or the Holders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman and a temporary secretary. A permanent chairman and a permanent secretary of the meeting shall be elected by the Persons holding or representing a majority of the Outstanding Securities represented at the meeting.

Subject to the provisions of Section 14.4, at any meeting each Holder or proxy shall be entitled to one vote for each $1,000 principal amount of Securities held or represented by him; *provided, however*, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to this Section) of the meeting to be not Outstanding. Neither the temporary chairman nor the permanent chairman of the meeting shall have a right to vote other than by virtue of Securities held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Holders. Any meeting of Holders duly called pursuant to the provisions of Section 15.2 or 15.3 may be adjourned from time to time by the Persons holding or representing a majority of the Securities represented at the meeting, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

At any meeting of the Holders of Securities a quorum shall consist of Holders present in person or by proxy and representing at least 25 % in principal amount of the Outstanding Securities. If a quorum of the Holders of Securities shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a request of the Holders, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is a non-Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders of Securities present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the Outstanding Securities.

15.6 Voting.

The vote upon any resolutions submitted to any meeting of Holders shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities or of their representatives by proxy. The permanent chairman (or the temporary chairman, if no permanent chairman shall have been elected pursuant to Section 15.5) of the meeting shall appoint two

inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 15.5) of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Holders shall be prepared by the permanent secretary (or the temporary secretary, if no permanent secretary shall have been elected pursuant to Section 15.5) of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 15.2. The record shall be signed and verified by the affidavits of the permanent chairman and the permanent secretary of the meeting (or if no permanent chairman and/or permanent secretary shall have been elected pursuant to Section 15.5, then the temporary chairman and/or the temporary secretary, as the case may be, shall take such action) and duplicates of such record shall be delivered to the Corporation, the Guarantors and the Trustee. The duplicate of the record delivered to the Trustee will have attached thereto the ballots voted at the meeting and such duplicate and attachments will be preserved by the Trustee.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

15.7 No Delay of Rights by Meeting.

Nothing in this Article Fifteen contained shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders under any of the provisions of this Indenture or of the Securities.

16. MISCELLANEOUS PROVISIONS

16.1 Consent to Jurisdiction and Service of Process.

The Corporation and each of the Guarantors irrevocably submits to the jurisdiction of any United States federal court (or, if such court refuses to take jurisdiction, any New York State Court) located in the Borough of Manhattan in The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security. The Corporation and each of the Guarantors irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum. The Corporation and each of the Guarantors agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Corporation and each of the Guarantors and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Corporation or such Guarantor is subject) by a suit upon such judgment, provided that service of process is effected upon the Corporation or any Guarantor in the manner specified in the following paragraph or as otherwise permitted by law; *provided, however,* that none of the Corporation or the Guarantors waive, and

the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment in each case before the trial court of a U.S. federal or State court having appellate jurisdiction over such trial court or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Corporation and each Guarantor will at all times have an authorized agent in the Borough of Manhattan, The City of New York upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Corporation or such Guarantor, as the case may be, shall to the extent permitted by law be deemed in every respect effective service of process upon the Corporation or such Guarantor, as the case may be, in any such legal action or proceeding.

By the execution and delivery of this Indenture, each of the Corporation and the Guarantors acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (and any successor entity) ("CT Corporation"), 111 Eighth Avenue, 13th Floor, New York, New York, 10011, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities, the Guarantees or this Indenture that may be instituted in any federal or state court in the State of New York, Borough of Manhattan, or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), and acknowledges that CT Corporation has accepted such designation.

Each of the Corporation and the Guarantors further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation in full force and effect so long as this Indenture shall be in full force and effect.

The Corporation and each of the Guarantors hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Corporation or such Guarantor, as the case may be, set forth in the first paragraph of this Indenture or to any other address of which the Corporation or such Guarantor, as the case may be, shall have given written notice to the Trustee. The Corporation and each of the Guarantors irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service and mailing (i) shall be deemed in every respect effective service of process upon the Corporation or such Guarantor in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service.

To the extent that the Corporation or any of the Guarantors has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution of otherwise) with respect to itself or its property, each of the Corporation and the Guarantors hereby

irrevocably waives such immunity in respect of its obligations under this Indenture, the Securities and thc Guarantees, to the extent permitted by law.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Corporation or any Guarantor in the courts of any jurisdiction or jurisdictions.

16.2 Indenture and Securities Solely Corporate Obligations.

No recourse under or upon any obligation, covenant or agreement of this Indenture, any supplemental indenture, or of any Security, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, shareholder, officer or director, as such, past, present or future, of the Corporation or any Guarantor or of any successor corporation or Person thereof, either directly or through the Corporation or such Guarantor, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, shareholders, officers or directors, as such, of the Corporation or any of the Guarantors or of any successor corporation or Person thereof, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or any of the Securities or implied therefrom; and that any and all such personal liability, either at common law or in equity or by constitution or statute, of, and any and all such rights and claims against, every such incorporator, shareholder, officer or director, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Securities or implied therefrom, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Securities.

16.3 Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, all as of the day and year first above written.

CANADIAN OIL SANDS LIMITED

By

By /s/

CANADIAN OIL SANDS TRUST, by its Managers, CANADIAN OIL SANDS INVESTMENTS INC. and ATHABASCA OIL SANDS INVESTMENTS INC.

By: **Canadian Oil Sands Investments Inc., as manager**

By /s/

By: **Athabasca Oil Sands Investments Inc., as manager**

By /s/

CANADIAN OIL SANDS INVESTMENTS INC.

By /s/

By

ATHABASCA OIL SANDS INVESTMENTS INC.

By /s/

By

THE BANK OF NEW YORK,
as Trustee

By /s/

By

EXHIBIT A

FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS FROM RESTRICTED GLOBAL SECURITY TO REGULATION S GLOBAL SECURITY

[date]

The Bank of New York
101 Barclay Street
New York, New York 10286

Re: Canadian Oil Sands Limited (the "Corporation") 7.9% Senior Notes due 2021 (the "Securities")

Ladies and Gentlemen:

This letter relates to $_______ principal amount of Securities which are evidenced by the Restricted Global Security (CUSIP No. [13643EAA3] [13643EAB1]) and held with the Depositary in the name of Cede & Co. and held for the benefit of _________ (the beneficial owner) (the "Transferor"). The Transferor has requested a transfer of such beneficial interest in the Securities to a Person who will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. C18885AA8).

In connection with such request and in respect of such Securities, we hereby certify that such transfer has been effected in compliance with the transfer restrictions applicable to the Global Securities and pursuant to and in accordance with Rule 903, Rule 904 or Rule 144 under the United States Securities Act of 1933, as amended (the "Securities Act"), and accordingly we hereby further certify that:

(A) if the transfer has been effected pursuant to Rule 903 or Rule 904:

(1) the offer of the Securities was not made to a person in the United States;

(2) either (a) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

(4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

(B) If the transfer has been effected pursuant to Rule 144, the Securities have been transferred in a transaction permitted by Rule 144 under the Securities Act.

Upon giving effect to this request to exchange a beneficial interest in such Restricted Global Security for a beneficial interest in a Regulation S Global Security, the resulting beneficial interest shall be subject to the restrictions on transfer applicable to Regulation S Global Security pursuant to the Indenture and the Securities.

You and the Corporation are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By: ______________________________

Authorized Signature

EXHIBIT B

FORM OF CERTIFICATE FOR TRANSFER OR EXCHANGE AFTER TWO YEARS

[date]

The Bank of New York
101 Barclay Street
New York, New York 10286

Re: Canadian Oil Sands Limited (the "Corporation") 7.9% Senior Notes due 2021 (the "Securities")

Ladies and Gentlemen:

[*For transfers*: This letter relates to $___________ principal amount of Securities which are evidenced by a Restricted Global Security (CUSIP No. [13643EAA3] [13643EAB1]) and held with the Depositary in the name of Cede & Co. [and held for the benefit of ________________] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Securities be transferred to a Person that will take delivery thereof in the form of an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. C18885AA8).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that upon such transfer, (a) a period of at least two years will have elapsed since August 24, 2001, (b) the Beneficial Owner during the three months preceding the date of such transfer was not an "affiliate" of the Corporation (as defined in Rule 144 under the Securities Act), and it was not acting on behalf of such an affiliate and (c) such Person to whom such transfer is being made is not an "affiliate" of the Corporation.]

[For exchanges: This letter relates to $______________ principal amount of Securities that are evidenced by a [Restricted Global Security (CUSIP No. [13643EAA3] 13643EAB1) and held with the Depositary in the name of Cede & Co. [and held for the benefit of]] (the "Beneficial Owner"). The Beneficial Owner has requested that its beneficial interest in such Securities be exchanged for a beneficial interest in an equal principal amount of Securities evidenced by the Regulation S Global Security (CUSIP No. [C18885AA8]).

In connection with such request and in respect of such Securities, the Beneficial Owner does hereby certify that, upon such exchange, (a) it will be the beneficial owner of such Securities, (b) a period of at least two years will have elapsed since August 24, 2001 and (c) the Beneficial Owner will not be, and during the three months preceding the date of such exchange will not have been, an "affiliate" of the Corporation (as defined in Rule 144 under the Securities Act), and it is not acting on behalf of such an affiliate.]

This certificate and the statements contained herein are made for your benefit and the benefit of the Corporation.

[Insert Name of Beneficial Owner]

By: ______________________________

Name:
Title:

EXHIBIT C

FORM OF COMPLIANCE CERTIFICATE

I, ____________________________, of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1. I am the [insert title of senior officer] of Canadian Oil Sands Limited (the "Corporation");

2. This Certificate applies to the Fiscal [Quarter/Year] ending __________________.

3. I am familiar with and have examined the provisions of the Indenture, and I have made such reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Corporation and its agents as I have deemed necessary for purposes of this Certificate; and

4. As at the end of the Fiscal [Quarter/Year] of the Corporation ending ____________________, Funded Debt was Cdn.$______________________ and Total Capitalization was Cdn.$______________________ and Funded Debt as a percentage of Total Capitalization, which is not to exceed 45%, was [___].

Capitalized terms used herein that are not defined herein have the meanings assigned to them in the Indenture dated as of August 24, 2001 among the Corporation, Canadian Oil Sands Trust, Athabasca Oil Sands Investments Inc., Canadian Oil Sands Investments Inc. and The Bank of New York, as trustee. This Certificate is given by the undersigned officer in his/her capacity as an officer of the Corporation without any personal liability on the part of such officer.

GIVEN at the City of Calgary, in the Province of Alberta, this _____ day of ______________, 20___.

Yours truly,

CANADIAN OIL SANDS LIMITED

By ______________________________
Name:
Title:

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust files its year end continuous disclosure documents

Calgary, AB., March 28, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") yesterday filed with Canadian securities authorities the Trust's Annual Information Form for the year ended December 31, 2007, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. The Trust also filed its audited consolidated annual financial statements and related disclosure documents. Copies of these filed documents may be obtained through www.sedar.com, the Trust's website at www.cos-trust.com, or by emailing the Trust at investor_relations@cos-trust.com.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 36.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 479.4 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

SAK-002
ORIGINAL

SYNCRUDE PROJECT

OWNERSHIP AND MANAGEMENT AGREEMENT

Index

SYNCRUDE PROJECT

OWNERSHIP AND MANAGEMENT AGREEMENT

THIS AGREEMENT dated as of February 4, 1975

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA as represented by the Minister of Energy, Mines and Resources (hereinafter called "Canada")

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta (hereinafter called "Alberta Equity")

- and -

ONTARIO ENERGY CORPORATION, a body corporate, incorporated by Special Act of the Legislature of the Province of Ontario and having its head office at the City of Toronto, in the Province of Ontario (hereinafter called "Ontario")

- and -

IMPERIAL OIL LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the Municipality of Metropolitan Toronto, in the Province of Ontario (hereinafter called "Imperial")

- and -

CANADA-CITIES SERVICE, LTD., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta (hereinafter called "Cities")

- and -

GULF OIL CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Toronto, in the Province of Ontario (hereinafter called "Gulf")

- and -

SYNCRUDE CANADA LTD., a body corporate, incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta (hereinafter called "Syncrude")

WHEREAS Imperial, Cities, Gulf and ARCAN carried on a joint venture under the Old Operating Agreement and the Old Participants Agreement for the purposes of the acquisition, development, construction, maintenance and operation of the Syncrude Project; and

WHEREAS in December 1974 ARCAN defaulted in making payments due by it under the Old Operating Agreement and purported to withdraw from participation in the Syncrude Project; and

WHEREAS Imperial, Cities and Gulf would have been unable to continue with the Syncrude Project unless there were additional participants willing to join with them in the Syncrude Project and to contribute a substantial amount of risk capital to the Syncrude Project; and

WHEREAS Imperial, Cities, Gulf and the Governments of Alberta, Canada and Ontario met in Winnipeg, Manitoba, on February 3, 1975 and agreed in principle on the terms and conditions under which the Governments of Alberta, Canada and Ontario would participate with Imperial, Cities and Gulf in the Syncrude Project as set out in the "Winnipeg Memorandum", a copy of which is attached as Schedule "E"; and

WHEREAS the Participants wish to set out the terms and conditions upon which the Governments of Alberta, Canada and Ontario will acquire their interests in the property and

assets of the Syncrude Project and the Participants will continue the joint venture, previously carried on by Imperial, Cities, Gulf and ARCAN, for the purposes of the acquisition, development, construction, maintenance and operation of the Syncrude Project; and

WHEREAS the Participants required certain assurances from the Governments of Canada and Alberta as conditions precedent to the Parties entering into this Agreement and other related obligations; and

WHEREAS the Government of Canada recognized the fundamental need for such assurances and has given assurances to the Participants within the limits of its authority and jurisdiction

(a) as to the availability of the higher of

(i) international crude oil prices or

(ii) the prices for Canadian crude oil adjusted for quality and transportation back to the Plant Gate

on the sale by the Participants of Synthetic Crude Oil from the Syncrude Project;

(b) to exempt the production of the Syncrude Project from the application of any prorationing system or other volumetric limitations; and

(c) that taxation affecting profits of the Participants from the Syncrude Project on the basis set out in the letter dated December 5, 1973 as supplemented by letters dated January 24, 1975 and October 20, 1975 from the Minister of Finance and the letter dated December 5, 1973 from the Department of National Revenue, Taxation will apply to such of the Participants and their respective assignees as are subject to Federal income tax laws;

which assurances are more particularly set out in Schedule "C"; and

WHEREAS the Government of Alberta recognized the fundamental need for such assurances and has given assurances to the Participants that:

(a) it will consent to the sale by the Participants of Synthetic Crude Oil at international crude oil prices; and

(b) it will not apply prorationing or other volumetric limitations on the production and sale of Synthetic Crude Oil from the Syncrude Project;

which assurances are set out in Schedule "D"; and

WHEREAS Syncrude is to perform the functions of Operator of the Syncrude Project as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the covenants and agreements herein contained, the Parties do hereby covenant and agree each with the other as follows:

ARTICLE 1 - INTERPRETATION

Definitions

101. In this Agreement:

(a) "Affiliate" means any Person directly or indirectly controlling, controlled by or under common control with any Party hereto. For the purposes of this definition "control" (including "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise;

(b) "Agreement" means this Agreement including the schedules hereto, as amended from time to time;

(c) "Alberta Crown Agreement" means the agreement entitled the "Alberta Crown Agreement" dated as of February 4, 1975 between the Participants and Alberta Royalty;

(d) "Alberta Energy Option Agreement" means the agreement entitled the "Alberta Energy Option Agreement" dated as of February 4, 1975 between the Participants, Alberta Energy Company and Alberta Royalty;

(e) "Alberta Royalty" means Her Majesty the Queen in right of the Province of Alberta as represented by the Minister of Energy and Natural Resources of Alberta in her capacity as lessor under the Alberta Crown Agreement and the Alberta Energy Option Agreement;

(f) "ARCAN" means Atlantic Richfield Canada Ltd., a body corporate, incorporated under the laws of Canada;

(g) "Associated Costs of the Syncrude Project" means all costs and expenditures of the Participants under or pursuant to the following Syncrude Project Agreements

namely Utilities Plant Operating Agreement and Utilities Plant Energy Sales Agreement and all costs and

expenditures of the Participants in connection with properties owned, managed or developed by Northward;

(h) "Bechtel Contract" means the contract entitled 'Managing Contractor Services for the Synthetic Crude Complex at Mildred Lake, Alberta', dated March 17, 1972 between Canadian Bechtel Limited, Imperial, Cities, Gulf, ARCAN and Syncrude and as amended from time to time;

(i) "Completion of the construction phase of the Syncrude Project" has the meaning set out in clause 601;

(j) "Corporate Parties" means Imperial, Gulf and Cities and their respective successors and assigns;

(k) "Facilities" means the facilities constructed or acquired pursuant to this Agreement or pursuant to agreements superseded hereby for the purpose of mining, extracting, processing, upgrading, storing, stockpiling and delivering Leased Substances at the Plant Gate and includes all buildings, structures, improvements, roads, mine workings, foundations, plant and

equipment, machinery, trucks, drag lines and other like items together with the lands or interests in the lands related to those items, and lands for related water supply, tailings disposal, settling pond and service facilities, but does not include the Utilities Plant, the Synthetic Crude Pipeline, the Leases, the Surface Lease, the Leased Substances or the properties owned, managed or developed by Northward;

(l) "Government Parties" means Canada, Alberta Equity and Ontario and their respective successors and assigns;

(m) "Initial Budget" means the budget set out in the document entitled 'Syncrude Canada Limited Mildred Lake Project Budget Estimate Review' and dated December 11, 1974, as expanded and modified by the document entitled 'Syncrude Canada Limited - Mildred Lake Project Review of Other Costs' and dated May 1, 1975;

(n) "Initial Program" means the program described in:

(i) Energy Resources Conservation Board of Alberta Report 73-K-HE-OG dated September 1973;

(ii) the document entitled 'Syncrude Canada Ltd., Mildred Lake Project Budget Estimate Presentation December 3-6, 1974 Mining, Extraction, Upgrading' and

(iii) the document entitled 'Syncrude Canada Limited Mildred Lake Project Budget Estimate Review' and dated December 11, 1974,

together with all modifications agreed to by the Participants before the date of execution and delivery of this Agreement;

(o) "Lands" means the lands from time to time subject to the Surface Lease;

(p) "Leased Substances" means all substances which the Participants have the right to recover from the Mining Area pursuant to the Leases, or any of such substances;

(q) "Leases" means Government of Alberta Bituminous Sands Leases Nos. 17 and 22 (excluding that portion of said Lease No. 17

that is subject to an agreement dated September 20, 1972, as amended by agreement dated September 26, 1972, whereby the Corporate Parties and ARCAN agreed to grant to Great Canadian Oil Sands Limited a sublease of part of the lands contained in the said Lease No. 17) and includes any other documents of title issued in renewal or extension of the term thereof and any document at any time issued in substitution for or amendment of any of them;

(r) "Management Committee" means the management committee referred to in Article 9;

(s) "Mining Area" means those lands included in the Leases which from time to time are included in the area which may be mined pursuant to the Syncrude Project;

(t) "Northward" means Northward Developments Ltd., a body corporate, incorporated under the laws of Alberta and any other entities owned by the Participants or their Affiliates to provide offsite housing for the Syncrude Project;

(u) "Old Operating Agreement" means the Operating Agreement dated January 1, 1965 between Imperial, Cities Service Athabasca, Inc., Richfield Oil Corporation, Royalite Oil Company, Limited and Syncrude, as amended;

(v) "Old Participants Agreement" means the Participants Agreement dated January 1, 1965 between Imperial, Cities Service Athabasca, Inc., Richfield Oil Corporation and Royalite Oil Company, Limited, as amended;

(w) "Operator" means the Party appointed as such pursuant to Article 10;

(x) "Operations" means the acquisition, development, construction, maintenance and operation of the Syncrude Project pursuant to this Agreement;

(y) "Participating Interest" means, when used in relation to a Participant, its right, title and interest in and to the Syncrude Project;

(z) "Participant" means a Party other than Syncrude;

(aa) "Party" means a party to this Agreement and its successors and assigns;

(bb) "Person" means a natural person, firm, trust, partnership, association, corporation, government or governmental agency;

(cc) "Plant Gate" means the final point of measurement of Leased Substances recovered from the Syncrude Project before delivery thereof from the Project Site, or before delivery from the storage or stockpile facilities of a Participant off the Project Site that has been agreed upon between Alberta Royalty and such Participant and in the case of Synthetic Crude Oil shipped by the Synthetic Crude Pipeline the final point of measurement shall be at or near the Pipeline Inlet;

(dd) "Project Site" means the area covered by the Surface Lease indicated on the map attached hereto as Schedule "A" and any amendments thereto from time to time approved by the Participants and the Energy Resources Conservation Board of Alberta;

(ee) "<u>R&T Technology</u>" means R&T Technology within the meaning of the agreement between the Corporate Parties and ARCAN dated March 13, 1975 entitled 'Technology Agreement Syncrude Project', namely all information, technical knowledge and patents conceived or otherwise obtained by the Operator, any of the Corporate Parties or ARCAN or their predecessors or any of their employees pursuant to the Research and Testing Agreement, but in this Agreement is limited to such information, technical knowledge and patents conceived or otherwise obtained prior to the expiration of 2 years from the first date after the Syncrude Project has produced an aggregate of 5,000,000 barrels of Synthetic Crude Oil. Without limiting the generality of the foregoing, R&T Technology includes, with the said two year limitation, the benefits of all inventions, licenses, agreements to license or use, technical knowledge made or to be made available, and information obtained or to be obtained, within the Research and Testing Agreement;

(ff) "Research and Testing Agreement" means the Research and Testing Agreement between Imperial, Cities Service Athabasca, Inc., Richfield Oil Corporation and Royalite Oil Company, Limited dated October 1, 1959 and as amended by agreements dated January 1, 1965, August 1, 1973 and March 13, 1975, as amended;

(gg) "Share" means, when used in relation to a Participant, the percentage set opposite its name in clause 302A, as that percentage may be changed from time to time in accordance with this Agreement;

(hh) "Surface Lease" means consolidated Special Mineral Surface Lease 352 granted by Her Majesty the Queen in right of the Province of Alberta as represented therein by the Minister of Lands and Forests and the Minister of Highways and includes any other documents of title issued in renewal or extension of the term thereof and any document at any time issued in substitution therefor or amendment thereof;

(ii) "Syncrude Project" means the scheme for the recovery of oil sands, crude bitumen or products derived therefrom approved in Approval No. 1920 of the Energy Resources Conservation Board of Alberta, as such scheme may be amended from time to time by any approval issued in substitution therefor or amendment thereof under The Oil and Gas Conservation Act with the approval of the Lieutenant Governor in Council of Alberta, the Leases, the Surface Lease, the Lands, the Leased Substances, the Facilities, the Bechtel Contract, the shares of Syncrude, the entire beneficial interest of the Participants in all property acquired or developed by Syncrude in connection with the scheme and all other property that is owned, acquired or developed by the Participants for the purpose of the said scheme but does not include the R&T Technology, the Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline or the properties owned, managed or developed by Northward;

(jj) "Syncrude Project Agreements" means the agreements listed in Schedule "B";

(kk) "Syncrude Technology" means all information, inventions and patents conceived, developed or obtained in connection with the Syncrude Project, the Utilities Plant and the Synthetic Crude Pipeline by any of the Parties or any of their employees at the expense of all the Participants and includes all Operating Agreement Technology and all Syncrude Project Improvements within the meaning of the agreement between the Corporate Parties and ARCAN dated March 13, 1975 and entitled 'Technology Agreement Syncrude Project' but does not include R&T Technology;

(ll) "Synthetic Crude Oil" means a mixture, mainly of pentanes and heavier hydrocarbons, that may contain sulphur compounds, that is derived from crude bitumen and that is liquid at the conditions under which its volume is measured or estimated;

(mm) "Synthetic Crude Pipeline" means any pipe or any system or arrangement of pipes ('pipeline') whereby Synthetic Crude Oil

may be conveyed from the Pipeline Inlet to the Pipeline Outlet and includes all rights-of-way and all property of any kind used for the purpose of, or in connection with, or incidental to, the operation of the pipeline in the transportation, handling and delivery of Synthetic Crude Oil through the pipeline. For the purpose of this definition 'Pipeline Inlet' means a point or points at or near the Project Site where the Synthetic Crude Oil enters the Synthetic Crude Pipeline and 'Pipeline Outlet' means a point or points at or near the City of Edmonton in the Province of Alberta where the Synthetic Crude Oil leaves the Synthetic Crude Pipeline;

(nn) "Utilities Plant" means the utilities plant approved in Approval No. H.E. 7313 of the Energy Resources Conservation Board of Alberta, as such Approval may be hereafter amended from time to time under The Hydro and Electric Energy Act with the approval of the Lieutenant Governor in Council of Alberta, together with all interests in land and

facilities acquired or constructed in connection therewith, and which when constructed and fully operational is capable of producing sufficient electric energy to permit the production of an average of 125,000 barrels per calendar day of Synthetic Crude Oil from the Syncrude Project.

Headings

102. The headings of the articles and clauses of this Agreement are inserted for convenience of reference only and shall not affect the meaning or construction thereof.

Number, Gender and Persons

103. Whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural, or body politic or corporate and vice versa where the context so requires.

References

104. Where in this Agreement reference is made to an article or clause, the reference is to an article or clause in this Agreement unless the context indicates the reference is to some other agreement.

Law Governing — 105. This Agreement shall be construed and interpreted in accordance with the laws of the Province of Alberta.

ARTICLE 2 - ASSIGNMENT AND PARTICIPATION

Assignment of Interest — 201. (a) The Corporate Parties hereby assign, transfer and convey and hereby agree that they will cause to be assigned, transferred and conveyed to the Participants all the right, title, interest and property whatsoever of the Corporate Parties in and to the Syncrude Project and the Syncrude Technology to the end that each Participant shall own an undivided interest in the Syncrude Project and the Syncrude Technology in the following undivided percentages:

Canada	15.00%
Alberta Equity	10.00%
Ontario	5.00%
Imperial	31.25%
Cities	22.00%
Gulf	16.75%
	100.00%

R&T Technology — (b) The Corporate Parties hereby assign, transfer and convey to the Participants all the right, title, interest and property

whatsoever of the Corporate Parties in and to the R&T Technology to the end that each Participant and ARCAN shall own an undivided interest in the R&T Technology in the following percentages:

Canada	10.500%
Alberta Equity	7.000%
Ontario	3.500%
Imperial	21.875%
Cities	15.400%
Gulf	11.725%
ARCAN	30.000%
	100.000%

No Beneficial Interest

202. The Operator shall have no beneficial interest in the Syncrude Project, the Syncrude Technology or the R&T Technology.

Acceptance

203. The Participants, each expressly relying on the warranties, representations and covenants set forth in clause 311 and Article 4 and the assurances referred to in the recitals hereto, hereby accept the assignments, transfers and conveyances set out in clause 201.

ARTICLE 3 - RELATIONSHIP OF PARTIES

Continuation of Joint Venture

301. The Participants, each expressly relying upon the warranties, representations and covenants set forth in clause 311 and Article 4 and the assurances referred

to in the recitals hereto, hereby continue the joint venture heretofore carried on by the Corporate Parties and ARCAN under the Old Operating Agreement and the Old Participants Agreement for the purpose of the Operations.

<u>Property of Joint Venture</u>

302. The Participants hereby commit to the joint venture continued under clause 301 their interests in the Syncrude Project, the Syncrude Technology and the R&T Technology.

<u>Shares</u>

302A. The respective Shares of the Participants are as follows:

Canada	15.00%
Alberta Equity	10.00%
Ontario	5.00%
Imperial	31.25%
Cities	22.00%
Gulf	16.75%
	100.00%

<u>No Partnership</u>

303. Nothing contained in this Agreement shall be construed to constitute any Party a partner, agent or representative of any other Party (except insofar as Syncrude is constituted as an agent or a representative of the Participants), or to create any trust or any mining, commercial or other partnership.

No Partition

304. No Participant or any Person claiming through or under any Participant shall partition or seek to partition, whether by order of any court or otherwise, the Syncrude Project, the Syncrude Technology or the R&T Technology.

Performance of the Participants

305. Each Participant covenants and agrees with each other Participant:

(a) To perform its obligations and commitments under the Leases and the Surface Lease;

(b) To comply with the terms and conditions of Approval 1920 of the Energy Resources Conservation Board of Alberta, as the same may be amended from time to time;

(c) To perform its obligations and commitments under the Syncrude Project Agreements to which it is a party;

(d) Not to do any act or thing, or to fail or omit to do any act or thing it is obligated to do, which could cause it or any other Participant or the Operator to be in breach of or in default under the Leases, the Surface Lease, said Approval 1920 or the Syncrude Project Agreements;

(e) To be just and faithful in all its activities and dealings with other Participants.

<u>Indemnification for Unauthorized Acts</u>

306. Each Participant (in this clause referred to as the "indemnitor") shall indemnify and hold harmless each of the other Participants (in this clause referred to as the "indemnitee") and the directors, officers, partners, employees, agents and representatives of the indemnitee from and against any and all costs, losses, claims, damages and liabilities arising out of any act of the indemnitor or any of its directors, officers, partners, employees, agents or representatives undertaken so as to bind the indemnitee or make it liable without its express written consent or arising out of any assumption of any obligation or responsibility by the indemnitor or any of its directors, officers, partners, employees, agents or representatives undertaken so as to bind the indemnitee or make it liable without its express written consent. This clause shall not apply with respect to any act, obligation or responsibility undertaken by the Management Committee or the Operator, or any Person on their behalf, pursuant to this Agreement.

Liability of Participants

307. The rights, duties, obligations and liabilities of the Participants under this Agreement are separate and not joint or several. Each Participant shall be liable only for its Share of the costs, expenses and liabilities incurred under this Agreement. If some but not all of the Participants are liable for any costs, expenses or liabilities arising under this Agreement, then each of those Participants shall be liable only for that portion thereof that the Share of that Participant is of the total of the Shares of all the Participants that are so liable.

Royalite Can-Amera Agreement

308. Gulf hereby indemnifies and agrees to save harmless the other Parties, and each of them, from and against any and all losses, costs, expenses and damages which may be incurred or sustained by such other Parties or any of them by reason of any suits, claims or demands brought or made against such other Parties or any of them in connection with or arising out of any agreement or dealing between Royalite Oil Company, Limited

and Can-Amera Oil Sands Development, Limited. Gulf shall, in addition, defend and pay the costs of defending any such suit. Each of such other Parties may be represented in any such suit by its own counsel at its own expense.

United States Income Tax

309. Each of the Participants hereto that is subject to the provisions of the United States Internal Revenue Code of 1954, as amended, agrees to elect that all operations hereunder and that it, with respect to such operations, be excluded from the application of all provisions of Subchapter K, Chapter 1, Subtitle A, of the said Code or such portion or portions thereof as may be permitted or authorized by the Secretary of the Treasury of the United States or his delegate, insofar as such subchapter or any portion or portions thereof may be applicable to the Participants hereto. Each of such Participants hereto hereby authorizes and directs Operator to execute such an election or elections on its own behalf and to file the same with the proper administrative office or agency. If requested by Operator, each such Participant agrees to personally execute and join in such election or elections.

ARCAN Claims

310. (1) The Corporate Parties, in the proportions hereafter set out, hereby indemnify and agree to save harmless the Government Parties, and each of them, from and against all losses, costs, expenses and damages which may be incurred by the Government Parties or any of them by reason of any suits, claims or demands brought or made against the Government Parties or any of them by ARCAN or Atlantic Richfield Company (or any third party claiming by, through or under ARCAN or Atlantic Richfield Company) arising out of or connected with:

(a) the transfer and assignment by the Corporate Parties to the Government Parties of their respective interests in the Syncrude Project, the Syncrude Technology and the R&T Technology pursuant to this Agreement; or

(b) any acts or omissions of the Corporate Parties relating to the Syncrude Project that were actionable prior to March 14, 1975 and that result in such losses, costs, expenses or damages relating to the Syncrude Project.

(2) The indemnity set out in this clause does not apply to any losses, costs, expenses or damages arising out of or connected with Government of Alberta Bituminous Sands Leases 29, 31, 32, 40, 41 and 78 or any of them.

(3) The liability and undertaking of the Corporate Parties under the indemnity set out in this clause is not joint or several but is separate and in the following proportions:

Imperial	42.86%
Cities	42.86%
Gulf	14.28%

<u>Prior Agreements Terminated</u>

311. This Agreement supersedes and replaces the Old Participants Agreement and the Old Operating Agreement and those agreements are hereby terminated except for the purposes of the agreement entitled the "Technology Agreement Syncrude Project" dated March 13, 1975 between the Corporate Parties and ARCAN and the Corporate Parties hereby acknowledge and confirm that they and ARCAN have no rights or obligations under the Old Participants Agreement or the Old Operating Agreement relating to or affecting the

Syncrude Project except for the provisions of Article 10 and Exhibit "C" of the Old Operating Agreement. The Corporate Parties represent and warrant that they have the capacity to terminate the Old Participants Agreement and the Old Operating Agreement as herein set out without the necessity of ARCAN executing this Agreement.

ARTICLE 4 - WARRANTIES AND REPRESENTATIONS

Acknowledgment 401. The Corporate Parties hereby expressly acknowledge and confirm that Canada, Alberta Equity and Ontario are each relying on the covenants, representations and warranties set out in clause 311 and this Article 4 in entering into and performing their obligations under the Syncrude Project Agreements to which they are parties.

Status 402. Imperial hereby covenants, represents and warrants that:

(a) Imperial is a company duly incorporated and organized, validly existing and in good standing under the laws of Canada and has the corporate power and authority to

own its property and assets and to carry on its business as owned and carried on or proposed to be carried on at the date hereof and as contemplated by each of the Syncrude Project Agreements to which it is a party;

Power

(b) Imperial has full power and authority to enter into, to execute and deliver and to perform its obligations under each of the Syncrude Project Agreements to which it is a party and has duly authorized, executed and delivered each of the Syncrude Project Agreements to which it is a party; and

Past Payments

(c) From September 1, 1973 to February 3, 1975, both inclusive, Imperial paid [redacted] in connection with the Syncrude Project and the Syncrude Technology.

Status

403. Cities hereby covenants, represents and warrants that:

(a) Cities is a company duly incorporated and organized, validly existing and in good standing under the laws of Canada and has the corporate power and authority

Historic cost information set forth in the provision marked above has been redacted on the basis of confidentiality.

to own its property and assets and to carry on its business as owned and carried on or proposed to be carried on at the date hereof and as contemplated by each of the Syncrude Project Agreements to which it is a party;

<u>Power</u> (b) Cities has full power and authority to enter into, to execute and deliver and to perform its obligations under each of the Syncrude Project Agreements to which it is a party and has duly authorized, executed and delivered each of the Syncrude Project Agreements to which it is a party; and

<u>Past Payments</u> (c) From September 1, 1973 to February 3, 1975, both inclusive, Cities paid [redacted] in connection with the Syncrude Project and the Syncrude Technology.

<u>Status</u> 404. Gulf hereby covenants, represents and warrants that:

(a) Gulf is a company duly incorporated and organized, validly existing and in good standing under the laws of Canada and has the corporate power and authority to

Historic cost information set forth in the provision marked above has been redacted on the basis of confidentiality.

carry on its business as owned and carried on or proposed to be carried on at the date hereof and as contemplated by each of the Syncrude Project Agreements to which it is a party;

Power (b) Gulf has full power and authority to enter into, to execute and deliver and to perform its obligations under each of the Syncrude Project Agreements to which it is a party and has duly authorized, executed and delivered each of the Syncrude Project Agreements to which it is a party; and

Past Payments (c) From September 1, 1973 to February 3, 1975, both inclusive, Gulf paid [redacted] in connection with the Syncrude Project and the Syncrude Technology.

405. The Corporate Parties covenant, represent and warrant that:

Property (a) The Corporate Parties are the beneficial owners of the Syncrude Project and they are entitled to assign, transfer and convey or cause to be assigned, transferred and conveyed to Canada, Alberta Equity and

Historic cost information set forth in the provision marked above has been redacted on the basis of confidentiality.

Ontario an undivided 15%, 10% and 5% interest respectively in and to the Syncrude Project and all other property, real and personal, tangible and intangible, now owned or hereafter acquired by Imperial, Gulf or Cities and to be used in or to form part of the Syncrude Project, free and clear of any adverse claims, liens, charges or encumbrances, except only for:

(i) the Syncrude Project Agreements;

(ii) an agreement dated September 20, 1972, as amended by agreement dated September 26, 1972, whereby the Corporate Parties and ARCAN agreed to grant to Great Canadian Oil Sands Limited a sublease of part of the lands contained in Government of Alberta Bituminous Sands Lease No. 17 (being part of the Leases);

(iii) a sublease of part of the lands contained in the Surface Lease;

(iv) alleged patent infringement claims by Great Canadian Oil Sands Limited; and

(v) threatened actions, suits or proceedings with respect to native or aboriginal rights.

R&T Technology

(b) The Corporate Parties and ARCAN are the beneficial owners of the R&T Technology and the Corporate Parties are entitled to assign, transfer and convey to Canada, Alberta Equity and Ontario an undivided 10.5%, 7.0% and 3.5% interest respectively in and to the R&T Technology as provided in clause 201, free and clear of any adverse claims, liens, charges or encumbrances except only for the Syncrude Project Agreements and the alleged patent infringement claims of Great Canadian Oil Sands Limited; and Canada, Alberta Equity and Ontario shall own and may use, license or sell the R&T Technology in the same manner as the Corporate Parties, without the approval or consent of ARCAN and as more particularly described in Article 11.

Syncrude Technology

(c) The Corporate Parties are the beneficial owners of the Syncrude Technology and they are entitled to assign, transfer and convey to Canada, Alberta Equity and Ontario an undivided 15%, 10% and 5% interest respectively in and to the Syncrude Technology, as provided in clause 201, free and clear of any adverse

claims, liens, charges or encumbrances except only for the Syncrude Project Agreements and alleged patent infringement claims of Great Canadian Oil Sands Limited, and Canada, Alberta Equity and Ontario shall own and may use, license or sell the Syncrude Technology in the same manner as the Corporate Parties, without the approval or consent of ARCAN and as more particularly described in Article 11.

<u>Patent Infringement Claims</u>

(d) The Corporate Parties have disclosed to the Government Parties all patent infringement claims or potential patent infringement claims against the Operator or the Corporate Parties, the existence of which they are aware and which relate to the recovery of Leased Substances from the Syncrude Project.

<u>Syncrude</u>

(e) (i) Syncrude is a corporation duly incorporated and organized, validly existing and in good standing under the laws of the Province of Alberta and has the corporate power and authority to hold as agent the property and assets of the Participants committed to the joint

venture continued under this Agreement and to carry on its business as carried on at the date hereof and as contemplated by this Agreement;

(ii) Syncrude does not carry on any business other than the Operations;

(iii) Syncrude does not have any liabilities other than those arising out of or in respect of the Operations;

(iv) The authorized capital of Syncrude consists of 10,000 common shares having a par value of $1.00 each, of which 10,000 common shares ("Syncrude Issued Shares") have been duly and validly allotted and issued and are outstanding as fully paid and non-assessable;

(v) The Corporate Parties are the beneficial owners of all the Syncrude Issued Shares, free and clear of all adverse claims, liens, charges and encumbrances and are entitled to assign, transfer and convey or cause to be assigned, transferred and conveyed to Canada, Alberta Equity and

Ontario 15%, 10% and 5% respectively of the Syncrude Issued Shares and to cause the transfer thereof to be recorded on the books and records of Syncrude;

(vi) No person (other than Her Majesty the Queen in Right of the Province of Alberta or Alberta Energy Company Ltd. or their permitted assignees) now has any agreement or option or any right capable of becoming an agreement for the purchase or acquisition of any or all of the Syncrude Issued Shares.

Satisfactory Property Interests

(f) To the best knowledge and belief of the Corporate Parties the Leases and the Surface Lease (assuming but without warranting that they are good and valid leases) and Approval No. 1920 issued by the Energy Resources Conservation Board of Alberta, when amended to provide for the participation of the Government Parties, grant to the Participants, in their respective Shares, satisfactory and sufficient legal and property rights for the recovery of Leased Substances.

Governmental Permissions

(g) To the best knowledge and belief of the Corporate Parties all such governmental permissions, water rights, licenses and permits (other than any thereof which are routine or which cannot be obtained or are not normally applied for prior to the time they are required) as are presently necessary for the Operations and for the extraction and delivery of Leased Substances in accordance with all applicable laws and regulations have been obtained and are not subject to any pending proceeding (administrative or judicial) which, if adversely decided, would materially and adversely affect the Syncrude Project.

No Further Approvals

(h) Except for the approval by the Energy Resources Conservation Board of Alberta of an amendment to Approval 1920 to provide for the participation of the Government Parties, no authorization, approval or consent of any governmental department, board, agency or instrumentality is presently required to permit the Corporate Parties

to execute and deliver and to perform their obligations under the Syncrude Project Agreements to which they are parties.

Budget Estimate Reports

(i) To the best of the Corporate Parties' knowledge and belief, the studies and reports prepared by Syncrude and Canadian Bechtel Limited entitled "Mildred Lake Project Budget Estimate Review" dated December 11, 1974 and the letter report dated February 14, 1975 prepared by Peat, Marwick & Partners and relating to Budget Estimating and Cost Review of the Syncrude Project were true and correct in all material respects as of February 4, 1975.

Reserves

(j) The Corporate Parties believe that the data set out in the applications referred to in Energy Resources Conservation Board of Alberta Report 73-K-HE-OG which resulted in the granting of Approval 1920 is correct and that 2.1 billion barrels of crude bitumen can be recovered from the mining areas shown in the report of the Energy Resources Conservation Board of Alberta

granting Approval 1725, by means of the processes and technology that the Corporate Parties presently contemplate utilizing in the Syncrude Project but the Corporate Parties do not warrant that such amount can or will be recovered.

Capacity (k) The Corporate Parties believe that the data set out in Application No. 6889 dated March 5, 1973 to the Energy Resources Conservation Board of Alberta referred to in ERCB Report 73-K-HE-OG which resulted in the granting of Approval 1920, is correct and that the plants, buildings, facilities and equipment to be constructed and installed on the Project Site have been or will be engineered and designed to produce, when constructed and installed, approximately 105,000 barrels of Synthetic Crude Oil per calendar day.

Patents and Licenses (l) Subject to any limitations resulting from the alleged patent infringement claims by Great Canadian Oil Sands Limited, the Corporate Parties believe that either alone or together they own, possess or have access

to sufficient information, inventions, licenses and patents to enable the production of Synthetic Crude Oil from the oil sands or from crude bitumen recovered pursuant to the Syncrude Project having specifications as described in Application No. 6889 dated March 5, 1973 to the Energy Resources Conservation Board of Alberta referred to in ERCB Report 73-K-HE-OG.

<u>No Default</u>

(m) The Corporate Parties are not aware of any default by them of any of their obligations under the Leases, the Surface Lease, Approval No. 1920 issued by the Energy Resources Conservation Board of Alberta, any documents of title relating to the Syncrude Project or any other agreement or document to which the Corporate Parties are parties and which relates to or affects the Syncrude Project.

<u>Warranties Re Execution</u>

(n) The execution by the Corporate Parties of the Syncrude Project Agreements to which they are parties and the carrying out of

the covenants, terms and conditions of each thereof does not and will not

(i) conflict with, violate or result in a breach of any of the terms, conditions or provisions of the letters patent, supplementary letters patent or bylaws of the Corporate Parties, or any of the resolutions of their directors or shareholders, or any loan agreement, indenture, trust deed or any other agreement or instrument to which they are parties or by which they are bound or constitute a default thereunder;

(ii) conflict with, violate or result in a breach of any of the terms, conditions or provisions of any law, regulation, order, writ, injunction, decree, determination or award of any court, any governmental department, board, agency or instrumentality applicable to the Corporate Parties but the Corporate Parties make no warranties with respect to the applicability of the Foreign Investment Review Act;

(iii) result in the creation or imposition of any adverse claim, lien, charge or encumbrance on the Syncrude Project, Syncrude Technology and the R&T Technology except as set out in the Syncrude Project Agreements.

<u>Other Claims</u> (o) Save and except for the alleged patent infringement claims of Great Canadian Oil Sands Limited and for threatened actions, suits or proceedings with respect to native or aboriginal rights, the Corporate Parties have not received notice of any claims, actions, suits or proceedings pending before any court, tribunal, board or other judicial or administrative body or governmental department, board, agency or instrumentality, nor are the Corporate Parties aware of any claims, actions, suits or proceedings which would materially and adversely affect the Syncrude Project or impair the ability of Syncrude or the Corporate Parties to perform their respective obligations under the Syncrude Project Agreements.

Full Disclosure

(p) The Corporate Parties know of no fact or matter, financial or otherwise, which they have not disclosed to Canada, Alberta Equity or Ontario which would reasonably affect the willingness of Canada, Alberta Equity or Ontario to participate with the Corporate Parties in the Syncrude Project.

Principal Agreements

(q) To the best of the Corporate Parties' information and belief, the Syncrude Project Agreements are the only agreements, contracts, documents or other writings which materially affect the Syncrude Project, Syncrude Technology, R&T Technology, Utilities Plant, Synthetic Crude Pipeline or Northward.

ARCAN Agreements

(r) There are no agreements, contracts or understandings existing between the Corporate Parties (or any one or more of them) and ARCAN and Atlantic Richfield Company (or either of them) relating to the Syncrude Project, Syncrude Technology, R&T Technology or Government of Alberta Bituminous Sands Leases 29, 31, 32, 40, 41 and 78 other than

(i) the Research and Testing Agreement;

(ii) the agreement entitled "Settlement Agreement Syncrude Project" dated

March 13, 1975 between the Corporate Parties, Syncrude, ARCAN and Atlantic Richfield Company;

(iii) the agreement entitled "Technology Agreement Syncrude Project" dated March 13, 1975 between the Corporate Parties and ARCAN; and

(iv) the Syncrude Project Agreements.

Date and Continuation of Warranties

406. The covenants, warranties and representations set out in clause 311 and Article 4 are effective upon the execution and delivery of this Agreement by all of the Parties and shall be continuing covenants, warranties and representations by the Corporate Parties and shall not merge with but shall survive the date of delivery of this Agreement and shall remain in full force and effect until the Completion of the construction phase of the Syncrude Project.

Proportional Liability

407. The liability and undertaking of the Corporate Parties for any breach of any of the covenants, warranties and representations set out in clause 405 is not joint or several but is separate and in the following proportions:

Imperial	42.86%
Cities	42.86%
Gulf	14.28%

ARTICLE 5 - EFFECTIVE DATE AND TERM

Effective Date

501. This Agreement is effective from and after February 4, 1975.

Term

502. This Agreement shall continue in full force and effect so long as the Leases or either of them continue in full force and effect; provided, however, that if any right, power or interest of any Participant under this Agreement would, but for this proviso, violate the rule against perpetuities, such right, power or interest shall terminate one day prior to the expiration of 21 years after the death of the last survivor of the descendants of His Majesty King George V who were living on February 4, 1975.

Termination

503. Upon termination of this Agreement, all rights and benefits and all liabilities and obligations conferred or imposed upon the Parties by this Agreement shall be cancelled and this Agreement shall thereafter have no further force and effect except all clean-up, reclamation and other work as is necessary to fulfill all obligations of the Operator and the Participants shall be performed and final settlement made among the

Participants to the end that each of the Participants shall have shared all the rights and benefits of and borne all the costs and liabilities under this Agreement in accordance with their respective Shares.

ARTICLE 6 - COMPLETION

Completion of Syncrude Project

601. The Participants hereby agree each with each other to cause the construction phase of the Syncrude Project to be completed. The construction phase of the Syncrude Project shall be deemed completed on

(a) the first day of the month following the day on which there has been produced from the Syncrude Project and delivered to the Plant Gate an aggregate of 5,000,000 barrels of Synthetic Crude Oil; or

(b) the date of mailing of the letter of acceptance relating to the second train (as identified in the document entitled "Syncrude Canada Ltd. Mildred Lake Project Budget Estimate Presentation December 3-6, 1974, Mining,Extraction, Upgrading") to be sent by the Participants pursuant to Article VI B of the Bechtel Contract,

whichever is later.

ARTICLE 7 - WORK PROGRAMS AND BUDGETS

Initial Program and Initial Budget

701. (a) Without limitation to the covenants contained in clause 601, the Participants hereby approve the Initial Program and the Initial Budget and agree to cause the Initial Program to be carried out.

(b) When requested by the Management Committee, the Operator shall prepare and submit to the Management Committee a revised Initial Program or Initial Budget or a new or revised work program or budget.

Copies to Participants

(c) The Operator shall promptly deliver to each Participant a copy of any revised Initial Program or Initial Budget approved by the Management Committee. The Operator shall also promptly deliver to each Participant a copy of any new or revised work program or budget.

Programs or Budgets Remain in Force

702. The Initial Program and Initial Budget shall remain in force until Completion of the construction phase of the Syncrude Project or until replaced by a revised Initial Program or Initial Budget approved by the Management Committee. A work program or budget approved by the Management Committee shall remain in force until replaced by a new or revised work program or budget approved by the Management Committee.

Equalization

801. The Parties acknowledge and confirm that all amounts owing from one Party to another Party in respect of all costs and expenditures made in connection with the Operations, the Syncrude Technology and the R&T Technology prior to February 4, 1975 have been paid, subject to retroactive adjustments for any item in excess of $10,000.00 and that relates to

(a) the Bechtel distributable costs as defined in the Bechtel Contract or

(b) items not previously identified

which adjustments may be made for a two year period from the Completion of the construction phase of the Syncrude Project. Such adjustments are not subject to interest.

Sharing of Costs and Expenditures

802. All Associated Costs of the Syncrude Project and all costs and expenditures incurred in connection with the Operations shall be borne and paid for by the Participants in proportion to their respective Shares.

Timely Payment

803. Each Participant shall pay to the Operator its Share of the Associated Costs of the Syncrude Project and of the costs and expenditures referred to in clauses 802 and 1106 in the manner, on the date and at the place specified by the Management Committee for the payment thereof. Each amount payable by a Participant to the Operator in respect of its Share of the Associated Costs

of the Syncrude Project and of such costs and expenditures referred to in clauses 802 and 1106 is hereinafter referred to as "required funds". A Participant who fails to pay the required funds payable by it in the manner, on the date and at the place specified by the Management Committee shall be considered a "defaulting Participant".

<u>Interest on Required Funds Not Paid</u>

804. Any required funds not paid to the Operator in the manner, on the date and at the place specified by the Management Committee shall bear interest from the date for payment specified by the Management Committee until the date of actual payment at the rate of 18% per annum or, if such rate is in excess of the maximum rate legally collectible under applicable law, at the maximum rate legally collectible.

<u>Debt Due</u>

805. Any required funds not paid to the Operator in the manner, on the date and at the place specified by the Management Committee, together with the interest payable thereon, shall be conclusively deemed a debt due and payable by the defaulting Participant to the Operator and recoverable accordingly in any court of competent jurisdiction; provided, however, the said right

of recovery shall be in addition to and not in substitution for any other rights or remedies available hereunder or at law or in equity.

Remedies

806. In addition to and not in substitution for any other rights and remedies available to the Operator or the non-defaulting Participants hereunder or at law or in equity to recover any required funds and interest thereon, the Operator on behalf of the non-defaulting Participants may:

(a) maintain an action or actions for such required funds and interest thereon on a continuing basis as required funds are payable but not paid by the defaulting Participant as if the obligation to pay such required funds and interest thereon were a liquidated demand due and payable on the date for payment specified by the Management Committee without any right or resort of the defaulting Participant to set off or counterclaim;

(b) set off against such required funds and interest thereon any amounts otherwise due or accruing due to the defaulting Participant by the Operator;

(c) maintain a lien or charge on the Share of the Leased Substances belonging or accruing to the defaulting Participant;

(d) take and sell the Share of the Leased Substances belonging or accruing to the defaulting Participant; or

(e) treat this provision of this Agreement as an irrevocable assignment by the defaulting Participant of all amounts due or accruing due to the defaulting Participant from a purchaser of all or any portion of the Share of the Leased Substances belonging or accruing to the defaulting Participant. Service of notice of this assignment on any such purchaser shall be that purchaser's full and sufficient warrant and authority to pay to the Operator any amounts due or accruing due to the defaulting Participant. The defaulting Participant hereby irrevocably nominates, constitutes and appoints the Operator his attorney for the purposes of executing any document necessary to effect or perfect this assignment of such amounts to the Operator.

Independent Action by Participant

807. In the event the Operator has not within 10 days of first being able to do so, pursued the remedies available to it by virtue of paragraph 806 hereof, then any non-defaulting Participant may independently maintain the action or actions otherwise available to the Operator.

Contributions by Other Participants

808. Any non-defaulting Participant shall have the right but not the obligation at any time so long as any required funds payable by a defaulting Participant remain unpaid, to pay to the Operator all or any part thereof, either with or without the accrued interest payable thereon, on behalf of a defaulting Participant.

The amount of any such required funds and accrued interest thereon paid by any non-defaulting Participant ("paying Participant") to the Operator shall bear interest from the date of such payment to the date when the defaulting Participant pays such amount to the paying Participant at the rate of 18% per annum or, if such rate is in excess of the maximum rate legally collectible under applicable law, at the maximum rate legally collectible.

The amount of any such required funds and any accrued interest thereon paid by a paying Participant to the Operator, together with the interest payable thereon as aforesaid, shall be deemed conclusively a debt due and payable by the defaulting Participant to the paying Participant and recoverable accordingly in any court of competent jurisdiction; provided, however, that the said right of recovery shall be in addition to and not in substitution for any other rights or remedies available to the paying Participant and to the Operator hereunder or at law or in equity.

Disentitlement

809. A defaulting Participant and its representative shall not be entitled to attend or to vote at any meeting of the Management Committee or to be consulted on or to participate in any agreement, decision, determination, consent, approval or other action of the Participants (except in respect of any action which would be substantially prejudicial to the rights of the defaulting Participant without having a similar effect, proportionate to their Shares, upon the other Participants) unless and until the default of

such defaulting Participant in the payment of required funds payable by it shall be remedied. In such case, where a percentage vote of the Management Committee is required, the Shares of the non-defaulting Participants shall be increased proportionately to total 100%.

Insolvency of Participant

810. If a Participant becomes bankrupt or insolvent or commits any act of bankruptcy, reorganization, composition or arrangement pursuant to any statute in force for the protection of creditors ("insolvent Participant") prior to Completion of the construction phase of the Syncrude Project, then the other Participants may, in lieu of all other remedies available to them or hereunder or at law or in equity, by notice to the insolvent Participant, declare the Participating Interest and the interest in the Syncrude Technology and the R&T Technology of the insolvent Participant forfeit and thereupon

(a) the other Participants shall acquire from the insolvent Participant and the insolvent Participant shall assign, transfer and convey to the other Participants its

Participating Interest and its interest in the Syncrude Technology and the R&T Technology in the proportion that the respective Shares of the other Participants bear to the aggregate of all their Shares, and the value thereof shall be deemed liquidated damages to each of the other Participants for the default of the insolvent Participant; and

(b) the Shares of the other Participants shall be increased proportionately to total 100%.

Any such declaration of forfeiture by the other Participants shall be taken only with the unanimous approval of all other Participants.

ARTICLE 9 - MANAGEMENT COMMITTEE

Management Committee

901. The Participants hereby establish a Management Committee. Each Participant shall forthwith appoint one (1) representative and one (1) alternate representative to serve on the Management Committee and shall notify each of the other Parties in writing of the names and addresses of the representatives and the alternate representative appointed by it. A Participant may

change its representative or its alternate representative from time to time effective upon written notice of such change being given to the other Parties. References to a "representative" shall hereinafter include and refer to his alternate representative in the event that the representative is not present or is unable to act. The representative of each Participant shall be authorized to represent and bind it in respect of any matter within the jurisdiction of the Management Committee.

Participants Representation on Assignment of Interest

902. If a Participant assigns all or a portion of its Participating Interest to a Person in accordance with the provisions of this Agreement, then such Person shall have the right to appoint one (1) representative and one (1) alternate representative in the manner provided in clause 901, unless such Person is already a Participant. Until such appointments are made and notice thereof sent to the Parties, the representative and the alternate representative of the assigning Participant shall be conclusively deemed to be the representative and alternate representative of such Person.

Powers of Management Committee

903. The Management Committee shall make all decisions which are required to be made by the Participants collectively with respect to the Syncrude Project, Syncrude Technology, R&T Technology and matters arising out of any of the Syncrude Project Agreements and any other agreements relating to the joint venture continued under this Agreement. Without restricting the generality of the foregoing, the Management Committee shall:

(a) receive from the Operator and consider work programs and budgets and reject, modify or approve the same;

(b) be entitled to review and revise the Initial Program and Initial Budget and other work programs and budgets;

(c) establish policies and procedures;

(d) be entitled to appoint subcommittees, such as executive, tax, accounting, audit and legal, and to delegate to such subcommittees such powers and duties as it deems advisable;

(e) generally do all other matters and things necessary to successfully implement the provisions of this Agreement.

Chairman

904. (a) At the first meeting of the Management Committee the representatives shall choose a chairman. Unless otherwise decided, the first chairman shall be chosen by lot. Successive chairmen shall be chosen in a similar manner but subject to the condition that the chairmanship of the Management Committee shall be rotated annually among the representatives unless the Management Committee otherwise decides.

Secretary

(b) The chairman of the Management Committee ("Chairman") shall appoint a secretary (who need not be a representative) who shall keep complete and accurate minutes of all meetings of the Management Committee. Minutes of all meetings shall be sent by the secretary to each representative within fifteen (15) days after each meeting.

Proof of Minutes (c) Any such minutes if purported to be signed by the Chairman shall be prima facie evidence of the facts therein stated.

Advisors (d) A representative shall be entitled to invite advisors to attend meetings of the Management Committee, subject to such restrictions on their attendance at and participation in meetings as the Management Committee may impose.

Meetings 905. (a) The first meeting of the Management Committee shall be held within fifteen (15) days after the date of execution of this Agreement at such time as the representatives may decide. Quarterly meetings of the Management Committee to consider and act upon any matter pertaining to the Syncrude Project shall be held thereafter in the months of January, April, July and October of each calendar year at such time as the Chairman may decide. Notice in writing of the time and place of such quarterly meetings shall be given by the Chairman to each representative and alternate

representative at least three (3) days prior to the date of such meetings. Such notice shall be accompanied by an agenda and any relevant supporting material sufficiently detailed to inform each representative and alternate representative of the matters to be considered at such meetings.

(b) Additional meetings of the Management Committee to consider and act upon any matters pertaining to the Syncrude Project shall be called by the Chairman when he considers it advisable to do so or when he is requested to do so by the Operator or by any representative. Notice in writing of the time and place of such additional meetings shall be given by the Chairman to each representative and alternate representative at least three (3) days prior to the date of such meetings. Such notice shall be accompanied by an agenda and any relevant supporting material sufficiently detailed to inform each representative and alternate representative of the matters to be considered at such meeting.

(c) Any representative or the Operator may require the addition of one or more items to the agenda of a meeting by notice thereof in writing to the Chairman. Such notice shall be accompanied by any relevant supporting material sufficiently detailed to inform each representative and alternate representative of the matters to be considered at such meeting. Such notice and material shall be delivered in sufficient time so as to enable the Chairman to comply with his obligations under paragraphs (a) and (b) of this clause.

(d) Matters which are not contained in the agenda of a meeting shall not be voted upon at that meeting unless all representatives, including any representatives who may not be present at that meeting, agree that such matters may be voted upon.

<u>Location of Meetings</u>

906. Meetings of the Management Committee shall be held in Edmonton, Alberta, or at such other place as may be agreed upon by the Management Committee.

Voting Procedure

907. Each representative shall have a voting interest equal to the Share of the Participant that he represents. A representative shall not be entitled to vote if the Participant that he represents has served a notice of withdrawal under Article 12 or has failed to pay any required funds pursuant to the provisions of Article 8 when the same are due and payable.

Quorum

908. The quorum for a meeting of the Management Committee shall be three (3) representatives present in person having or representing by proxy aggregate voting interests of 51% or more.

Vote Required Generally

909. Except as provided in clause 910, decisions of the Management Committee at any meeting thereof shall require the affirmative vote of three (3) or more representatives present in person or by proxy having in aggregate voting interests of 51% or more.

Vote on Special Matters

910. The following decisions of the Management Committee shall require the unanimous approval of all the representatives (except representatives not entitled to vote pursuant to clause 907):

(a) the production of products or the utilization of processes for the production of Leased Substances which are not within the scope of the Initial Program;

(b) changes to the Initial Program that are likely to delay the Completion of the construction phase of the Syncrude Project;

(c) material changes to the scope of the Initial Program;

(d) a change of Operator;

(e) continuous shutdown of the Syncrude Project for any period in excess of 6 months;

(f) a request to Alberta Royalty for a review and change or termination of the Alberta Joint Venture or of the gross production royalty provisions of the Alberta Crown Agreement;

(g) an agreement with Alberta Royalty determining the deemed unit price for Synthetic Crude Oil under subparagraph (a), (b) or (c) of paragraph (i) of Item 14 of Schedule "A" to the Alberta Crown Agreement;

(h) an agreement with AEC Power Ltd. determining the rate of return on the Equity Investment in the Undertaking under clause 503 of the agreement between the Participants and AEC Power Ltd. dated as of February 4, 1975 and entitled "Utilities Plant Energy Sales Agreement";

(i) an agreement with Alberta Oil Sands Pipeline Ltd. determining the tariff under clause 12.2 of, and the rate of return on the Equity Investment referred to in Exhibit "B" under, the agreement between the Participants, Alberta Royalty and Alberta Oil Sands Pipeline Ltd. dated as of February 4, 1975 and entitled "Pipeline Throughput and Deficiency Agreement";

(j) if the rate of return on the Equity Investment in the Undertaking under clause 503 of the agreement between the Participants and AEC Power Ltd. dated as of February 4, 1975 and entitled "Utilities Plant Energy Sales Agreement", is submitted to arbitration, an agreement with AEC Power Ltd. agreeing on a single arbitrator;

(k) if the rate of return on the Equity Investment referred to in Exhibit "B" of, or the tariff under clause 12.2 of, the agreement between the Participants, Alberta Royalty and Alberta Oil Sands Pipeline Ltd. dated as of

February 4, 1975 and entitled "Pipeline Throughput and Deficiency Agreement" is submitted to arbitration, an agreement with Alberta Oil Sands Pipeline Ltd. agreeing on a single arbitrator

Notwithstanding anything contained in this clause, unanimous approval is not required for any matter that could improve the efficiency of the Syncrude Project, which matters are commonly referred to as "debottlenecking".

Limits of Authority

911. The Management Committee has no authority to sell, assign, transfer, mortgage, charge or encumber the Leases.

Proxy Votes

912. (a) Any Participant entitled to representation and not represented at a meeting may vote on any item included in the agenda of that meeting by instrument of proxy, letter, telex or telegram delivered to the Chairman prior to such item being voted on at the meeting.

(b) If neither a representative nor his alternate representative are able to be present at any meeting of the Management Committee, then the representative, alternate representative or the Participant they represent may appoint a proxy to represent the Participant at the meeting and the proxy shall have all rights and powers of the representative.

Agreement Without Voting

913. Any matter referred to in clause 903 that is agreed upon in writing by all the representatives or Participants (except representatives or Participants whose representatives are not entitled to vote pursuant to clause 907) shall be binding on all the Parties.

Parties Bound by Voting

914. The determination of any matter referred to in clause 903 by the Management Committee shall be binding on all the Parties.

ARTICLE 10 - OPERATOR

Operator

1001. Syncrude is hereby appointed by the Participants as Operator to manage, supervise and conduct the Operations on behalf of the Participants and Syncrude hereby accepts such appointment.

Status of Operator

1002. The Operator shall:

(a) at all times comply with the terms of this Agreement and the directions of the Management Committee and the Operator shall not act on the direction of any individual Participant;

(b) render its services and comply with its duties and obligations under this Agreement at no cost and without profit or loss to Operator;

(c) not engage in any business or activities other than the Operations; and

(d) not acquire or hold any beneficial interest in any property.

Duties of Operator

1003. The Operator shall:

(a) carry on all Operations in a proper manner;

(b) enter into contracts which in Operator's discretion are advisable and necessary to

carry out the Operations; provided, however, that all contracts with Participants or their Affiliates and all contracts under which the liability of the Operator or the Participants may exceed such amount as may be determined from time to time by the Management Committee, shall be subject to the prior approval of the Management Committee;

(c) arrange for the acquisition of all required materials and equipment to construct, operate and manage the Syncrude Project;

(d) pay or cause to be paid, for and in the names and on behalf of the Participants, all rentals and taxes (other than taxes based on income) payable under and with respect to the Leases and Surface Lease and do all things to maintain the Leases and Surface Lease in full force and effect;

(e) prepare and furnish to the Management Committee such reports, work programs, budgets, statements, data and information as may be prescribed from time to time by the Management Committee, and keep at all times proper books, records and accounts

and permit each Participant at any time during business hours to inspect all books, records and accounts and to make extracts or copies therefrom and thereof and to audit same; and provide such particulars of accounting entries as may be reasonably requested by a Participant;

(f) pay when due and payable, all costs and expenses incurred by it in the Operations;

(g) keep the Syncrude Project free from liens, charges and encumbrances arising out of the Operations except to the extent that the Operator disputes the claim or account in respect of which a lien, charge or encumbrance arises or is registered;

(h) prosecute, defend and settle on behalf of the Participants any claims or demands in connection with the Syncrude Project. The prosecution, defense or settlement of demands or claims in an amount in excess of Ten Thousand Dollars ($10,000.00) or such other amount as may from time to time be determined by the Management Committee, or which relate to the Leases or the Surface Lease shall require the prior approval of the Management Committee;

(i) subject to the approval of the Management Committee, initiate and carry out discussions with any federal, provincial or municipal government or administrative or regulatory agency that it considers necessary or advisable to facilitate the Operations;

(j) purchase and maintain in force any and all insurance required by law and such additional insurance as may be authorized by the Management Committee. The Operator shall in the absence of directions from the Management Committee arrange for sufficient insurance which in its judgment adequately protects the Participants against loss or damage to the Syncrude Project and against claims by third parties arising from loss or damage to the property of such third parties and from personal injury or death. The Operator shall provide copies of all policies to each of the Participants;

(k) as directed by the Management Committee, require from all contractors and sub-contractors proof of financial responsibility commensurate with the risk.

Action in Emergency

1004. Notwithstanding anything to the contrary in this Agreement contained, in the event of any threatened loss or damage to the Syncrude Project or any threatened injury to or death of personnel connected therewith, the Operator may without the prior approval of the Management Committee take such action and make such expenditures as it may deem necessary in order to protect or preserve life or property for the purpose of mitigating any loss which the Participants would otherwise suffer. As soon as possible and in any event no later than ten (10) days after taking such action, the Operator shall notify in writing the Participants of the action taken.

Operator's Employees

1005. The number of employees of the Operator, their selection, their duties, their hours of labour and their compensation shall be determined by the Operator. Senior managerial positions shall be filled by Operator subject to the approval of the Management Committee. Any personnel loaned to the Operator by a Participant shall be under the Operator's sole direction and control.

Powers of Attorney

1006. The Participants shall furnish the Operator with such powers of attorney and other evidence of authority as the Management Committee deems necessary to enable the Operator to carry out its duties and obligations under this Agreement.

ARTICLE 11 - TECHNOLOGY

Disclosure by Parties

1101. Each Party shall disclose to each of the other Parties all R&T Technology and Syncrude Technology, except that nothing in this Agreement entitles a Participant to disclosure of technical information which another Participant obtained at its own expense and disclosed to Syncrude or which a Person (other than a Party) disclosed to Syncrude at a time when Syncrude is obligated to such Participant or Person to keep the information confidential.

Agreements with Employees of Parties

1102. Each Party shall cause each of its employees who is performing research or testing in connection with the Syncrude Project at the expense of all the Participants to enter into an agreement, satisfactory to the Management Committee, with the Operator

(a) requiring the employee to disclose to the Parties all Syncrude Technology;

(b) assigning and agreeing to assign all right, title and interest of the employee in the Syncrude Technology to the Participants;

(c) granting and agreeing to grant to the Participants the right to apply, where possible, for patent protection for the Syncrude Technology and to use the employee's name in such application;

(d) requiring the employee to assist the Participants in obtaining patent protection for the Syncrude Technology and to vest all letters patent in respect of the Syncrude Technology in the Participants; and

(e) requiring the employee to hold the Syncrude Technology as absolutely secret and not to disclose it or permit it to be disclosed to any Person other than a Party;

provided, however, that the foregoing shall not apply to the whole or any portion of the Syncrude Technology that:

(i) is already in the public domain,

(ii) becomes in the public domain,

(iii) was in the possession of the employee before he commenced such research and testing;

(iv) was obtained by the employee from any Person (other than a Party or its predecessor) without any obligation to keep it secret.

Disclosure, Licensing, Sale and Infringement

1103. (a) A Party shall not, except by decision of the Management Committee pursuant to clause 909 hereof and on terms and conditions specified in such decision:

(i) except as permitted in clauses 1104, 1105, 1301 and 1305, disclose or permit to be disclosed to any Person other than a Party any R&T Technology or Syncrude Technology,

(ii) except as permitted in clauses 1104 and 1105, grant to any Person other than the Operator a right or license to use any R&T Technology or Syncrude Technology,

(iii) except as permitted in clauses 1301 and 1305, dispose of to any Person other than a Participant the whole or any portion of its interest in R&T Technology or Syncrude Technology, and

(iv) commence or threaten to commence any action with respect to R&T Technology or Syncrude Technology.

<u>Corporate Parties to approve under Research and Testing Agreement</u>

(b) If the Management Committee decides to permit a Participant to disclose to any Person any R&T Technology or to grant to any Person a right or license to use R&T Technology or to dispose of to any Person the whole or any portion of its interest in R&T Technology, then the Corporate Parties shall cause their representatives on the management committee constituted under the Research and Testing Agreement to vote to approve such disclosure, grant or disposition on the terms and conditions specified in the decision of the Management Committee.

<u>Exception</u>

(c) The provisions of paragraph (a) of clause 1103 shall not apply to the whole or any portion of the R&T Technology or Syncrude Technology that:

(i) is already in the public domain,

(ii) becomes in the public domain,

(iii) was in the possession of the Party or its predecessor prior to its obtaining the same pursuant to any of the Syncrude Project Agreements;

(iv) was obtained by the Party from any Person (other than a Party or its predecessor) without any obligation to keep it confidential.

Affiliates

1104. Each Participant may disclose to any of its Affiliates and may, without accounting to the other Participants therefor, grant to any of them a revocable or irrevocable, non-exclusive, world-wide or less than world-wide, royalty-free or royalty-bearing right or license to use the whole or any portion of the R&T Technology or the Syncrude Technology; provided, however, that such Affiliate shall first agree to be bound by the same provisions as those contained in paragraph (a) of clause 1103.

Interest of ARCAN in Syncrude Technology

1105. The Participants hereby authorize the Corporate Parties to make information, technical knowledge and patents available to ARCAN in accordance with the agreement entitled "Technology Agreement Syncrude Project" dated March 13, 1975 between the Corporate Parties and ARCAN.

Ownership of Syncrude Technology

1106. Each Participant shall own an undivided interest in the Syncrude Technology and shall bear

the costs, expenditures and liabilities and share the rights and benefits thereof in accordance with its Share.

Ownership

1107. Each Participant and ARCAN shall own an undivided interest in the R&T Technology and share the rights and benefits thereof in accordance with the following percentages:

Canada	10.500%
Alberta Equity	7.000%
Ontario	3.500%
Imperial	21.875%
Cities	15.400%
Gulf	11.725%
ARCAN	30.000%
	100.000%

The Corporate Parties and ARCAN shall bear the costs, expenditures and liabilities of the R&T Technology in accordance with the provisions of the Research and Testing Agreement.

Residual Technology Rights

1108. A Participant that has disposed of the whole of its interest in the Syncrude Technology shall:

(a) cease to bear the costs and liabilities of and share the rights and benefits of the Syncrude Technology but shall continue to be entitled to use the Syncrude Technology conceived, developed or obtained to the date

that it disposed of the whole of its interest in the Syncrude Technology without accounting to the other Participants; and

(b) continue to be bound by the provisions of clauses 1103 and 1104.

No Accounting

1109. Each Participant may, without accounting to the other Participants, use the whole or any portion of the R&T Technology and the Syncrude Technology.

ARTICLE 12 - WITHDRAWAL

Right to Withdraw

1201. At any time after Completion of the construction phase of the Syncrude Project and if the Participant has paid its Share of all costs and expenses incurred in connection therewith, then that Participant may withdraw from the joint venture continued under this Agreement ("Withdrawing Participant") on the terms and conditions set forth in this Article 12.

Notice of Withdrawal

1202. A Withdrawing Participant shall give notice to each of the other Participants ("Remaining Participants") of its desire to withdraw as a Participant from the joint venture continued under this Agreement, which notice shall be given:

(a) at least 6 months prior to the end of the then current fiscal year of the Operator, or

(b) where the Withdrawing Participant has voted against the approval of the budget for the next following fiscal year of the Operator, at any time prior to the commencement of such fiscal year.

The first notice of withdrawal so given is hereinafter called the "Original Notice". The Withdrawing Participant shall be deemed to have offered its Participating Interest to the Remaining Participants on the date of giving of the Original Notice. The failure of a Withdrawing Participant to give notice in accordance with paragraph (b) of this clause does not prevent that Withdrawing Participant from giving notice pursuant to paragraph (a) of this clause.

Additional Withdrawal

1203. Within 60 days from the date of giving of the Original Notice, any Remaining Participant may give notice to each of the other Participants of its desire to withdraw as a Participant from the joint venture continued under this Agreement. Such Remaining Participant shall thereupon become

a Withdrawing Participant and shall be deemed to have offered its Participating Interest to the other Remaining Participants effective as of the date of giving of the Original Notice and having the same Effective Date of Withdrawal (as hereinafter defined) as the Original Notice.

Notice of Acceptance

1204. Each of the Remaining Participants shall:

(a) where the Original Notice has been given pursuant to paragraph (a) of clause 1202, give notice at least 30 days prior to the end of the current fiscal year of the Operator, or

(b) where the Original Notice has been given pursuant to paragraph (b) of clause 1202, give notice at least 30 days prior to the end of June of the next following fiscal year of the Operator

(which notice is hereinafter called the "Notice of Acceptance") to the other Participants of the portion, if any, of the Participating Interests of the Withdrawing Participants that it is willing to accept.

Acceptance of Interest

1205. (a) If the aggregate of the Participating Interests of the Withdrawing Participants, that are offered to be accepted by the Remaining Participants giving a Notice of Acceptance ("Acquiring Participants"), is equal to the aggregate of such Participating Interests, then each Acquiring Participant shall accept the portion of such Participating Interests specified in its Notice of Acceptance.

Acceptance of Pro Rata Interest

(b) If the Acquiring Participants offer to accept more than the aggregate of all the Participating Interests of the Withdrawing Participants, then the Acquiring Participants shall accept the Participating Interests of the Withdrawing Participants in the proportion that the respective Participating Interests that the Acquiring Participants offered to accept bears to the aggregate of the Participating Interests offered to be accepted by all the Acquiring Participants.

Effective Date of Withdrawal

1206. (a) If there is an acceptance of the Participating Interests of the Withdrawing Participants under either paragraph (a) or (b) of clause 1205, then the Acquiring Participants shall have acquired the Participating Interests of the Withdrawing Participants and the Withdrawing Participants shall have assigned, transferred and conveyed their respective Participating Interests to the Acquiring Participants on:

(i) the last day of the current fiscal year of the Operator where the Original Notice is given pursuant to paragraph (a) of clause 1202; or

(ii) the last day of June in the next following fiscal year of the Operator where the Original Notice is given pursuant to paragraph (b) of clause 1202,

which day is herein called the "Effective Date of Withdrawal". As and from the Effective Date of Withdrawal the Withdrawing Participants shall (except as provided in

clause 1107 and paragraph (a) of clause 1108) cease to have any further rights or benefits under this Agreement and, except for the costs and liabilities under paragraph (b) of this clause, the Remaining Participants shall (except as provided in clause 1107) have assumed all further costs and liabilities of the Withdrawing Participants under the Syncrude Project Agreements.

Liability for Costs

(b) Notwithstanding the provisions of paragraph (a) of this clause:

(i) if a Withdrawing Participant has given the Original Notice pursuant to paragraph (a) of clause 1202 or if a Withdrawing Participant has given notice of withdrawal pursuant to clause 1203 as a result of an Original Notice having been given pursuant to paragraph (a) of clause 1202, then any Withdrawing Participant shall continue to be responsible for its Share of the cost of work programs approved by the Management Committee for the then current fiscal year of the Operator, notwithstanding the fact that such work programs are completed after the end of the then current fiscal year of the Operator;

(ii) if a Withdrawing Participant has given the Original Notice pursuant to paragraph (b) of clause 1202, or if a Withdrawing Participant has given notice of withdrawal pursuant to clause 1203 as a result of an Original Notice having been given pursuant to paragraph (b) of clause 1202, then any Withdrawing Participant shall be responsible only for its Share of the cost of the work program approved by the Management Committee for the next following fiscal year of the Operator up to the close of business on the Effective Date of Withdrawal.

<u>Further Assurances</u>

1207. The Parties hereby agree to cooperate in obtaining all necessary approvals in connection with the transfer of the Participating Interests of the Withdrawing Participants from the Withdrawing Participants to the Acquiring Participants and the Participants agree to execute all documents and instruments necessary or desirable to effect such transfer. All costs and expenses incurred

by the Acquiring Participants in acquiring the Participating Interests of the Withdrawing Participants shall be paid by the Withdrawing Participants in the proportion that their respective Shares bear to the aggregate of all their Shares.

No Additional Consideration

1208. No consideration shall be payable by the Acquiring Participants to the Withdrawing Participants for their respective Participating Interests.

Increase of Share

1209. The Share of any Acquiring Participant shall be increased by the percentage of the Participating Interest acquired by that Acquiring Participant pursuant to this Article.

Termination of Project

1210. If less than all of the Participating Interests of the Withdrawing Participants are accepted, then the joint venture continued under this Agreement shall terminate and the provisions of clause 503 shall apply.

Encumbrances

1211. (a) The Participants acknowledge and confirm that the Participating Interests of Gulf and Cities are encumbered by conversion rights in favour of Her Majesty the Queen in

Right of the Province of Alberta, represented by the Provincial Treasurer (the "Debentureholder") pursuant to Convertible Debentures (the "Debentures") issued or to be issued pursuant to Loan Agreements between Cities, Cities Service Company and the Debentureholder and Gulf and the Debentureholder, both dated April 30, 1976.

(b) The Participants agree that if Cities or Gulf becomes a Withdrawing Participant pursuant to this Article then the Acquiring Participants shall accept such Withdrawing Participants' Participating Interest and the interest of such Withdrawing Participant in the R&T Technology, the Syncrude Technology and Northward, encumbered by the conversion rights set out in the Debentures, and agree that in the event of conversion of the Debentures, or either of them, the Acquiring Participants shall, without payment therefor by the Debentureholder, convey to the Debentureholder or its nominee designated pursuant to the Debentures their pro rata Shares of the interests obtained on

such conversion, and at the cost and expense of such Withdrawing Participant shall execute and deliver all such documents and instruments as may reasonably be requested by the Withdrawing Participant or the Debentureholder to effect such conveyances.

(c) The covenants provided for in this clause 1211 shall survive the withdrawal by Cities or Gulf, as the case may be, hereunder.

(d) The Participants acknowledge that each of Cities and Gulf has appointed the Debentureholder as its attorney and agent to enforce in the name of Gulf or Cities, as the case may be, the covenants contained in this clause 1211, and that the Debentureholder may take such proceedings for its own benefit in the name of Cities or Gulf.

(e) In the event an Acquiring Participant is required to convey to the Debentureholder any portion of the Participating Interest of the Withdrawing Participant acquired by the Debentureholder in the exercise of its conversion rights referred to in subclause (a) of this clause 1211, the Withdrawing

Participant shall forthwith after the date of conversion reimburse any such Acquiring Participant for the amount by which all Associated Costs of the Syncrude Project and all costs and expenditures incurred in connection with the Operations (in this clause collectively called "costs and expenditures") paid by the Acquiring Participant and attributable to such portion of the Participating Interest of the Withdrawing Participant exceeds all revenues received by the Acquiring Participant attributable to such portion of the Participating Interest of the Withdrawing Participant acquired by it. Such excess costs and expenditures shall bear interest at the rate of 9¼% per annum from the date incurred by the Acquiring Participant to the date of conversion.

ARTICLE 13 - TRANSFER OF INTERESTS

Principal Project Agreements

1301. (a) For the purposes of this clause the following of the Syncrude Project Agreements constitute the "Principal Project Agreements", namely: the Alberta Crown Agreement, the Alberta Energy Option Agreement, the Utilities Plant Construction Management Agreement, the Utilities Plant Operating Agreement, the Utilities Plant Energy Sales Agreement and the Pipeline Throughput and Deficiency Agreement.

Right to Assign

(b) If any Participant is not in default of any of its duties and obligations under the Syncrude Project Agreements and subject as hereinafter provided in this Article 13, then that Participant may, without the necessity of the approval of the other Participants, sell, transfer or assign the whole or any portion of its Participating Interest to any Person ("New Participant").

Continued Liability if no Approval

(c) Except as provided in paragraph (a) of clause 1108, a Participant selling, assigning or transferring its Participating Interest ("Selling Participant") shall remain

fully liable and responsible for the performance of its duties and obligations under all of the Principal Project Agreements and any of the other Syncrude Project Agreements to which it is a party until all the other Participants approve such sale, transfer or assignment in writing. The Participants hereby approve the sale, transfer or assignment to Her Majesty the Queen in Right of the Province of Alberta or Her nominee upon the exercise by Her of Her conversion rights under and pursuant to convertible debentures issued pursuant to Loan Agreements between Cities, Cities Service Company and Her Majesty and Gulf and Her Majesty, both dated April 30, 1976.

Corresponding Assignment

(d) No sale, transfer or assignment of the whole or any portion of a Participating Interest of a Participant shall be made unless it is accompanied by:

(i) a sale, transfer or assignment, as the case may be, to the New Participant of a like interest in the Syncrude Technology, and the Principal Project

Agreements and all other agreements and contracts then in force and relating to the Syncrude Project, the Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward to which the Selling Participant is a party;

(ii) a sale, transfer or assignment, as the case may be, to the new Participant, of a like portion of the fully paid and non-assessable shares of Syncrude and Northward held by the Selling Participant; and

(iii) a grant to the New Participant of a non-exclusive royalty-free license to use the R&T Technology in the Syncrude Project.

Upon such sale, transfer or assignment nothing in this Agreement shall prevent the disclosure of the R&T Technology and Syncrude Technology to the assignee.

<u>Condition Precedent to Assignment</u>

1302. As a condition precedent to the New Participant acquiring the whole or any portion of

the Participating Interest of the Selling Participant, the New Participant shall execute and deliver to the Parties a notice of its undertaking and agreement in favour of the Parties to be bound by, observe and perform all of the duties, liabilities and obligations on the part of the Selling Participant

(a) set forth in this Agreement to the extent of the Participating Interest to be sold, assigned or transferred to it as if it were a Party, and

(b) set forth in the Principal Project Agreements and all other agreements and contracts then in force and relating to the Syncrude Project, the Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward to which the Selling Participant is a party, to the extent only of the interest therein to be sold, assigned or transferred to the new Participant, to the same extent as if it were a party thereto.

Effect of Sale

1302A. Upon the receipt by the Parties of the aforesaid notice of undertaking and agreement of the New Participant, the New Participant shall be entitled to the rights and benefits of the Selling Participant

(a) set forth under this Agreement to the extent of the Participating Interest sold, assigned or transferred to it as if it were a Party; and

(b) set forth in the Principal Project Agreements and all other agreements and contracts then in force relating to the Syncrude Project, the Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward to which the Selling Participant is a party, to the extent only of the interest therein sold, assigned or transferred to it, to the same extent as if it were a party thereto.

Minimum Share Assignment

1303. Except for the sale provided in the Alberta Energy Option Agreement and except for the sale, transfer or assignment of the whole of the Participating Interest of Ontario, no sale, transfer or assignment of a portion of a Participating Interest of a Participant shall be made if either the portion of the Participating Interest of the Participant to be sold, transferred or assigned or the portion thereof to be retained is less than a 5% Participating Interest.

Preemptive Right on Realization

1304. It is a condition precedent to the right of any Participant to assign the whole or any part of its Participating Interest as security in connection with any financing arrangement or debenture loan that the terms of such arrangement or loan provide that, upon foreclosure or other realization of the security given in connection with such financing arrangement or debenture loan, the other Participants or any one or more of them shall have the preemptive right, in proportion to their respective Shares, to redeem that security or debenture loan on behalf of the Participant whose Participating Interest is so encumbered and

to thereby acquire all the rights of the holder of such security or debenture loan. Where two or more Participants exercise such preemptive right of redemption, such Participants shall acquire the rights of the holder of such security or debenture loan in the proportion that the respective Shares of those Participants bear to the aggregate of all their Shares.

Assignment by Debenture Conversion

1305. Notwithstanding the provisions of this Article and Article 11, where Her Majesty the Queen in Right of the Province of Alberta acquires a Participating Interest pursuant to the conversion rights under the debenture loan agreements with Gulf and Cities or either of them, the Participants agree that subject to the provisions of clause 1302 Her Majesty the Queen in Right of the Province of Alberta, upon execution and delivery of a copy of this Agreement, be deemed to be a party to this Agreement having a Share representing the Participating Interest so acquired and a like interest in the Syncrude Technology and a proportionate interest in the R&T Technology owned by the Participants.

ARTICLE 14 - DISPOSAL OF PRODUCTION

Disposal of Production

1401. Each Participant shall own and shall have the right and obligation at all times at its own expense to take in kind and separately dispose of for its own account its Share of all Synthetic Crude Oil and all other Leased Substances ("Other Leased Substances") recovered from the Mining Area and delivered to the Plant Gate. The Operator shall deliver as and when available for delivery to the Pipeline Inlet of the Synthetic Crude Pipeline all Synthetic Crude Oil.

Failure to Dispose

1402. In the event that a Participant fails to take and dispose of all or any portion of its Share of Synthetic Crude Oil delivered by the Operator as set out in clause 1401, the other Participants shall be entitled to take and dispose of such Share of Synthetic Crude Oil for their own accounts in the proportions in which the Share of each Participant so taking such Synthetic

Crude Oil bears to the aggregate Shares of all Participants so taking and disposing of such Share of Synthetic Crude Oil and upon so doing shall be responsible for all payments pursuant to the Alberta Crown Agreement and all the royalties attributable to the Share so taken and disposed of.

Delivery to Plant Gate

1403. All costs and expenses attributable to handling and moving of Leased Substances and moving them to the Plant Gate shall be paid by the Participants in accordance with their respective Shares except where Other Leased Substances are removed by a Participant from storage on the Project Site or where the Plant Gate for any of the Other Leased Substances owned by a Participant is located off the Project Site, all costs and expenses attributable to the handling and moving those Other Leased Substances shall be paid by that Participant.

ARTICLE 15 - NOTICES

Method for Giving Notice

1501. All notices or other documents authorized or required to be given pursuant to this Agreement shall be in writing and either delivered by hand, mailed by registered or certified first class airmail, postage prepaid, or sent by telecommunication as follows:

In the case of Alberta Equity:

Government of the Province of Alberta, Department of Energy and Natural Resources, ALBERTA SYNCRUDE EQUITY, 11th Floor, Petroleum Plaza, North Tower, 9945 - 108 Street, Edmonton, Alberta, T5K 2G6	Telex: 037-41520

In the case of Canada:

Department of Energy, Mines and Resources, Attention: Assistant Deputy Minister - Energy, 580 Booth Street, Ottawa, Ontario, K1A 0E8	Telex: 053-3117

In the case of Ontario:

Ontario Energy Corporation, 56 Wellesley Street West, Queen's Park Toronto, Ontario, M7A 2B7	Telex: 062-19786

In the case of Imperial:

Office of the General Secretary, Imperial Oil Limited, P.O. Box 4029, Terminal A, 111 St. Clair Avenue West, Toronto, Ontario, M5W 1K3	Telex: 02-2086

In the case of Cities:

Canada-Cities Service, Ltd., P.O. Box 2727, 1700 Canada Place, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2M7	TWX: 610-821-4571

In the case of Gulf:

Gulf Oil Canada Limited, P.O. Box 460, Station "A", 800 Bay Street, Toronto, Ontario M5W 1E5	Telex: 02-21178

In the case of Syncrude:

Syncrude Canada Ltd., South Tower, Petroleum Plaza, 9915 - 108 Street, Edmonton, Alberta, T5K 2G8	Telex: 037-3924

Any such notice or other documents shall be deemed to have been given and received, if delivered, on the day on which it was delivered, and if mailed, on the third business day following the day it was mailed, and if sent by telecommunication, on the first business day following the day it was dispatched. No Party shall mail any notice or other document hereunder during any period in which Canadian postal workers are on strike or if any such strike is imminent and may be anticipated to affect normal delivery thereof. A Party may change its address for the receipt of notices or other documents at any time by giving notice thereof to the other Parties.

ARTICLE 16 - GENERAL

Further Assurances

1601. Each of the Parties shall from time to time and at all times do all such further acts and execute all such further deeds and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

Entire Agreement

1602. The terms of this Agreement express and constitute the entire agreement between the Parties with respect to the matters dealt with

by this Agreement and no implied covenant or implied liability of any kind which is not expressly stated is created or shall arise by reason of anything contained in this Agreement.

Time — 1603. Time is of the essence of this Agreement.

Enurement — 1604. This Agreement shall enure to the benefit of and be binding upon each of the Parties and its successors and assigns.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

APPROVED FOR EXECUTION BY AUTHORITY

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA as represented by the Minister of Energy and Natural Resources of Alberta

[signed]

HER MAJESTY THE QUEEN IN RIGHT OF CANADA as represented by the Minister of Energy, Mines and Resources

[signed]

ONTARIO ENERGY CORPORATION

[signed]

CANADA-CITIES SERVICE, LTD.

[signed]

GULF OIL CANADA LIMITED

[signed]

IMPERIAL OIL LIMITED

[signed]

SYNCRUDE CANADA LTD.

[signed]

APPROVED [signed]

Minister of Federal and Intergovernmental Affairs of Alberta



RIVER
TP.93 R.11
MSL.352
TP.93 R.10
MORTON ISLAND
Mildred Lake
Tar Island
LOT GROUP 506
24TH BASE
R.12
LO.3903 / SQCBC
ASSIGNMENT
TP.92 R.10
TP.91 R.10

SCHEDULE "A"
TO THE OWNERSHIP AND MANAGEMENT AGREEMENT DATED AS OF FEBRUARY 4, 1975 BETWEEN:
HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
ONTARIO ENERGY CORPORATION,
IMPERIAL OIL LIMITED,
CANADA-CITIES SERVICE, LTD.,
GULF OIL CANADA LIMITED, and
SYNCRUDE CANADA LTD.

SCHEDULE "B"

TO THE OWNERSHIP AND MANAGEMENT AGREEMENT
DATED AS OF FEBRUARY 4, 1975 BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
HER MAJESTY THE QUEEN IN RIGHT OF THE
PROVINCE OF ALBERTA,
ONTARIO ENERGY CORPORATION,
IMPERIAL OIL LIMITED,
CANADA-CITIES SERVICE, LTD.,
GULF OIL CANADA LIMITED, and
SYNCRUDE CANADA LTD.

SYNCRUDE PROJECT AGREEMENTS

1. Ownership and Management Agreement to which this Schedule "B" is attached.
2. Alberta Crown Agreement.
3. Alberta Energy Option Agreement.
4. Utilities Plant Operating Agreement dated as of February 4, 1975 between the Participants and AEC Power Ltd.
5. Utilities Plant Energy Sales Agreement dated as of February 4, 1975 between the Participants and AEC Power Ltd.
6. Utilities Plant Construction Management Agreement dated as of February 4, 1975 between the Participants and AEC Power Ltd.
7. Bechtel Contract, including the guarantee of Bechtel Corporation and including all subcontracts entered into pursuant to or consequential to the Bechtel Contract.
8. Utilities Plant Construction Contract dated as of March 1, 1974 between Syncrude, Imperial, Gulf, Cities and Canadian Bechtel Limited.
9. Research and Testing Agreement.
10. Old Operating Agreement.
11. Old Participants Agreement.
12. Leases.

13. Surface Lease.

14. Energy Resources Conservation Board Approvals:

    No. 1725
    No. 1920
    No. H.E. 7313

15. Order of the Lieutenant Governor in Council:

    O.C. 244/72 dated February 23, 1972.

16. Order of the Lieutenant Governor in Council:

    O.C. 1337/73 dated August 29, 1973.

17. Letter Agreement dated September 14, 1973 between the Government of Alberta, Imperial, Cities, Gulf and ARCAN as amended by amending letter agreement dated December 13, 1973.

18. Athabasca River Bridge Agreement dated October 25, 1974 between the Government of Alberta and Syncrude.

19. Winnipeg Memorandum.

20. Financing Agreement dated January 2, 1974 between Northward, Imperial, Cities U.S., Gulf, ARCAN and Syncrude.

21. Technology Agreement dated September 20, 1972 between Great Canadian Oil Sands Limited, Imperial, Cities, Gulf, Syncrude and ARCAN as amended by amending agreements dated September 26, 1972 and December 7, 1973.

22. Surface Rights Sublease dated September 26, 1972 between Great Canadian Oil Sands Limited, Imperial, Gulf, Cities and ARCAN.

23. Sublease of portion of Bituminous Sands Lease No. 17 dated September 26, 1972 between Great Canadian Oil Sands Limited and Imperial, Gulf, Cities and ARCAN.

24. ARCAN Settlement Agreement dated March 13, 1975 between Imperial, Cities, Gulf, Syncrude and ARCAN and Atlantic Richfield Company.

25. ARCAN Technology Agreement dated March 13, 1975 between Imperial, Cities, Gulf and ARCAN.

26. Esso Research and Engineering Company Technology Agreement dated May 15, 1973 between Imperial, Cities, Gulf, ARCAN and Esso Research and Engineering Company.

27. Assignment of the Leases dated April 30, 1976 from Montreal Trust Company to the Participants.

28. Assignment of the Surface Lease dated April 30, 1976 from the Corporate Parties to the Participants.

29. After-Acquired Rights Agreement dated as of February 4, 1975 between the Participants.

30. Trust Agreement dated as of February 4, 1975 between the Corporate Parties and the Government Parties relating to the benefits of the Bechtel Contract.

31. Initial Budget and Initial Program.

32. Manual of Equalization Accounts and Payments dated February 2, 1976.

33. Agreement of Supersedence dated as of February 4, 1975 between the Parties.

34. Transmission Line and Interconnection Agreement dated May 14, 1974 between the Parties and Alberta Power Limited.

35. Debenture Loan Agreement dated April 30, 1976 between the Government of Alberta and Gulf.

36. Debenture Loan Agreement dated April 30, 1976 between the Government of Alberta and Cities.

37. Beaver Creek Diversion - Surface Rights Agreement dated October 1, 1974 between Syncrude and Standard Oil of British Columbia Limited.

38. Ruth Lake Easement dated October 1, 1974 between Standard Oil of British Columbia Limited and Syncrude.

39. Pipeline Throughput and Deficiency Agreement dated as of February 4, 1975 between the Parties, Her Majesty the Queen in Right of Alberta in Her Capacity as Lessor, and Alberta Oil Sands.

40. Draft Fluid Coking Process Engineering Services Agreement, License Agreement, Stopout Agreement and guarantee dated as of July 1, 1973 between the Parties and Exxon Research and Engineering Company.

41. Draft Hydrofining Process Engineering Services Agreement, License Agreement, Stopout Agreement and guarantee dated as of July 1, 1973 between the Parties and Exxon Research and Engineering Company.

42. Draft Gofining Process Engineering Services Agreement, License Agreement, Stopout Agreement and guarantee dated as of July 1, 1973 between the Parties and Exxon Research and Engineering Company.

43. Draft Supplemental Licensing Agreement dated as of July 1, 1973 between the Parties and Exxon Research and Engineering Company.

44. Benfield Technology Agreement dated March 24, 1974 between Syncrude and The Benfield Corporation relating to carbon dioxide removal.

45. Agreement for Consulting Services dated November 5, 1974 between Syncrude and Antonio Design Services Ltd.

46. Dragline Assembly Agreement dated April 10, 1972 between Syncrude and Great West Steel Industries Ltd.

47. Dragline Purchase Agreement dated November 13, 1974 between Syncrude and Marion Power Shovel Company, Inc.

48. Air Quality Equipment Agreement dated April 2, 1973 between Syncrude and Western Research & Development Ltd.

49. License Agreement between Amoco Canada Petroleum Company Ltd., Syncrude, Canadian Bechtel Limited and Monmax-H & G Services Ltd.

50. Proprietary Information Agreement between Syncrude and Canadian Bechtel Limited dated March 17, 1972.

51. Gas Supply Contract dated October 10, 1975 between Canadian Utilities Limited and Syncrude.

SCHEDULE "C"

TO THE OWNERSHIP AND MANAGEMENT AGREEMENT
DATED AS OF FEBRUARY 4, 1975 BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE
OF ALBERTA,
ONTARIO ENERGY CORPORATION,
IMPERIAL OIL LIMITED,
CANADA-CITIES SERVICE, LTD.,
GULF OIL CANADA LIMITED, and
SYNCRUDE CANADA LTD.

CANADA

Minister of Finance

Ministre des Finances

Ottawa, Ontario
K1A 0G5
October 20, 1975

Mr. J. McAfee,
President,
Gulf Oil Canada Ltd.,
P.O. Box 460, Station "A",
Toronto, Ontario.
M5W 1E5

Mr. J.A. Armstrong,
Chairman of the Board,
Imperial Oil Ltd.,
111 St. Clair St.,
Toronto, Ontario.
M5W 1M3

Mr. W.J. Mooney,
Canada-Cities Services Ltd.,
1100, 550-6th Avenue S.W.,
Calgary, Alberta.
T2P 2M7.

Dear Sir:

On January 24, 1975, the then Minister of Finance, John Turner, M.P., P.C., wrote to you and confirmed the commitment of the federal government to exclude from your company's income, any amounts derived from the Syncrude project by the federal or a provincial government. In view of the changes introduced in the budget of June 23, 1975 and of the impending signing of the Syncrude agreements, it is appropriate for me to clarify the manner in which I intend that this commitment will be given effect.

It is my intention to provide deductibility via remission of federal income tax under the Financial Administration Act. Under this procedure, the Syncrude participants will be permitted to determine their federal tax liability under Part I of the Income Tax Act as though sections 12(1)(o), 18(1)(m), 69(6) and 69(7), were not applicable to amounts derived from the Syncrude project by the federal or provincial governments (or a corporation controlled by either of them) either as a share of profits, production in kind, rentals or royalties.

The exclusion of the above amounts from your company's income shall also be effective for other purposes under the Act, such as the new resource allowance, depletion and calculating the 10% abatement for provincial tax. In all other respects the provisions of the Income Tax Act, including amendments to that Act made from time to time, shall apply to the Syncrude participants.

I trust these comments will afford you a clear picture of how federal tax laws will apply to the Syncrude project. While it may not be possible for us to have the remission order approved by Order-in-Council before the signing of the Syncrude agreements, we shall endeavour to do so.

Yours sincerely,

Donald S. Macdonald

Donald S. Macdonald.

c.c. Minister of Energy and Natural Resources
of Alberta

Ontario Energy Corporation.

Minister Mu(ɜ

Ottawa, Ontario.
K1A 0E4

March 4, 1975.

Mr. J.A. Armstrong,
Chairman of the Board,
Imperial Oil Limited,
111 St. Clair Avenue West,
Toronto, Ontario.
M4V 1N5

Dear Mr. Armstrong:

This is in response to requests made by your company as one of the joint venture equity participants in Syncrude Canada Ltd., for certain assurances by the Government of Canada as regards its prospective policies bearing upon the questions of market access and market prices for the synthetic crude oil to be produced from the planned Syncrude operation at Mildred Lake in the Athabasca oil sands area of northern Alberta. You have stated that these assurances by the federal government are critical to your own continued investment in the project, as well as being of great importance if additional private capital is to be attracted to it.

The federal government is aware of the role that the development of the Athabasca oil sands can play in meeting the needs for oil in Canada over the medium and longer term. Such development is seen as contributing in a major way to security of supply and a reduced dependence upon high-cost imports of oil from foreign sources. It is also seen as a major stimulus to regional and industrial growth in the west, particularly in Alberta, and with spin-off effects in other parts of the national economy. Moreover, because the oil sands are recognized as one of the world's most important known sources of hydrocarbons, their successful development can be seen as of major strategic importance to Canada. In the light of this situation, the federal government is prepared, within the limits of its authority and jurisdiction, to provide certain assurances intended to support and assist the viability of the Syncrude undertaking which is now being constructed. These assurances reflect the research and development nature of the undertaking and are not intended to be construed in any way as a change in the federal government's general policies as regards the petroleum or mining industries.

You have emphasized the need for providing that this particular plant should not be prevented from operating at full capacity because of the potential application of any prorationing system that might affect western oil production, or because of other volumetric limitations, during the lifetime of the plant. On behalf of the federal government I hereby agree to exempt the production of the plant from the application of any such prorationing system or other volumetric limitations as far as it lies within our authority to do so.

You have also submitted to us extensive data and material outlining in detail the estimates of capital and operating costs of the venture including the significant increases which have taken place since construction was initiated. Because of the cost involved, you have emphasized that the production of the plant must have access to market at the prevailing international market prices available during its lifetime, as far as these prices can be foreseen, if the project is to achieve even a minimum commercial viability. It will therefore be the federal government's policy to provide for the application to the production from this particular plant the higher from time to time of either (i) international prices or (ii) the prices for Canadian crude oil adjusted for quality and transportation back to the plant gate. The international price for the purposes of the policy referred to in the immediately preceding sentence would be based upon the average cost of imports from foreign sources laid down in Montreal, or in a location in Ontario where Canadian and foreign crude oils compete, with appropriate adjustments for quality and transportation cost back to the plant gate. The Ontario basing point would only be used if substantial quantities of foreign crude imports were required in the Ontario refining area. It would be understood that under circumstances of emergency international disturbance resulting in extreme escalation of prices to a level not required for normal profitability of the project, the government might be compelled in the national interest to invoke the conditions of "force majeure".

I trust that this statement of the federal government's policy with regard to the Syncrude project will assist you in its successful development and achievement of its potential production.

Yours sincerely,

Donald S. Macdonald

Donald S. Macdonald.

CANADA

Minister of Finance

Ministre des Finances

Ottawa, Ontario,
K1A 0G5,
January 24, 1975.

Mr. J.A Armstrong,
Chairman of the Board,
Imperial Oil Limited,
111 St. Clair Street,
Toronto, Ontario.
M5W 1K3

Mr. J. McAfee,
President,
Gulf Oil Canada Limited,
P.O. Box 460,
Station "A",
Toronto, Ontario.
M5W 1E5

Mr. W.J. Mooney,
Canada-Cities Services Ltd.,
1100, 550-6th Avenue S.W.,
Calgary, Alberta.
T2P 2M7

Dear Sirs:

On December 5, 1973 I gave you a commitment concerning the federal tax treatment of the Syncrude project. Since that time, there have been further changes proposed in the relevant provisions of the income tax legislation, and you have asked for confirmation and clarification of the federal government's commitment.

When I wrote to you on December 5, 1973, it was in the context of the tax legislation at that time, under which income-based royalties on mining operations were not to be deductible after 1976. A question therefore arose as to the future treatment of the province's share of the income derived from the Syncrude joint venture agreement between the Syncrude operators and the Government of Alberta, and I stated specifically that it was not the present intention of the federal government to treat such profits as an income royalty or mining tax, the deduction of which would not be permitted after 1976.

In the federal budget of May 6, 1974, it was proposed that no deduction from income would thereafter be allowed for any payments to governments that were in the nature of a royalty on production of oil, gas or minerals from Canadian resource operated by a taxpayer. Similarly, any amounts receivable by a government in lieu of a royalty would be included in the income from a resource operated by the taxpayer. In view of this proposed change, I reiterated in a speech to the Calgary Chamber of Commerce on June 21, 1974 that the federal

government still intended to honour its commitment to the Syncrude joint venture, notwithstanding this proposed change in the resource tax legislation. With the re-introduction of the May 6 measures in the budget of November 18, 1974, it is now appropriate to confirm and clarify our previous commitment.

As previously stated in my letter of December 5, 1973, it is not the intention of the federal government to include in the income of the Syncrude operators the portion of the income allocated to the province of Alberta. This commitment still stands notwithstanding the recent budget proposals, and applies in respect of any income which may be derived from this project by a provincial government or the federal government.

In the joint venture agreement, the province of Alberta also has the option to cancel the joint venture agreement and receive a gross royalty on production rather than a share in net revenues. Since this agreement is part of the overall agreement, and since at the time I wrote my previous letter such production royalties were deductible under the Income Tax Act, the federal government is also committed to allow, as a deduction in calculating taxable income, any royalty payments of this nature.

Bill C-49 does not provide for the tax treatment of the Syncrude project as outlined above, but I assure you that the necessary measures will be taken to achieve this result before any relevant federal income taxes become exigible. In all other respects the provisions of the existing income tax law and the other recently proposed amendments thereto will, of course, apply to the Syncrude operations.

Yours sincerely,

John N. Turner.

MINISTER
OF
ENERGY MINES AND RESOURCES

CANADA

MINISTRE
DE
L'ÉNERGIE, DES MINES ET DES RESSOURCES

Ottawa. K1A 0E4

December 10, 1973

Mr. J. McAfee,
President and Chief Executive Officer,
Gulf Oil Canada Limited,
P.O. Box 460, Terminal A,
Toronto, Ontario.

Dear Mr. McAfee:

This is in reference to representations made by you to the Government of Canada for a statement of policy affecting, in particular, price and market access for production from the Alberta Oil (Tar) Sands.

In discussions with you, I have said that the Government of Canada can give no specific undertakings or assurances with respect to the future policy of Parliament or of any future Government. In addition, the present Government of Canada cannot give specific assurances regarding price levels or market access because of the multiplicity of future and unpredictable events which may occur.

However, on behalf of the Government of Canada, I am able to state our general policy with respect to Alberta Oil Sands production, as follows:

1) To encourage investors in the private sector, and the Government of Alberta, to undertake the development of the Alberta Oil Sands in the most expeditious way so as to ensure the continuity of domestic supply and to maintain a reasonable level of exports;

2) By allowing prices for oil in Canada to be based on international prices over the longer term, provided that such international prices are fair and reasonable to the economy of Canada and to the interest of Canadians generally;

/2.

3) To ensure that the full production of the Alberta Oil Sands may be marketed with a first claim on such production by the Canadian consumer and thereafter, to the extent that we have the reasonably foreseeable available supplies additional to those necessary to meet requirements for use in Canada, then to export any such surpluses to Canadian requirements to the United States or other foreign purchasers at just and reasonable prices in such export markets.

We recognize the considerable risks of the investment which you contemplate, particularly in controlling your estimated costs. We wish you well in your endeavour and trust that this statement of policy on price and market access is useful to you.

Yours sincerely,

Donald S. Macdonald

Donald S. Macdonald

Same letter to:

J.A. Armstrong, President and Chief Executive, Imperial Oil Ltd.
L.F. Davis, Executive Vice President, Atlantic Richfield Company
R.V. Sellers, Chairman, Cities Service Company

CANADA

Thorsteinsson, Mitchell, Little,
O'Keefe & Davidson,
Barristers & Solicitors,
P.O. Box 49123 Two Bentall Centre,
Vancouver, B.C. V7X 1J2

HEAD OFFICE
875 Heron Road
Ottawa, Ont.
K1A 0L8

BUREAU PRINCIPAL
875, chemin Heron
Ottawa (Ont.
K1A 0L8

Please quote this reference
Référence à rappeler

AR 73 - 286

Attention: Mr. M. J. O'Keefe

December 5, 1973.

Dear Sirs:

Re: Advance Income Tax Ruling
Atlantic Richfield Canada Ltd.
Canada-Cities Service Ltd.
Gulf Oil Canada Limited
Imperial Oil Limited

This will reply to your request, dated December 5, 1973, for an advance ruling in respect of the Syncrude project proposed to be undertaken by the four above-named companies and Her Majesty the Queen in Right of the Province of Alberta to develop the Athabaska tar sands.

The facts, as we understand them, are as follows:

(1) The facts as set out in our advance ruling to the four above-named companies dated June 29, 1973 and numbered AR73 - 96, 102, 109 and 116 remain the same and form part of the facts of this ruling.

(2) It is proposed that the above-named companies (Syncrude Participants) and Her Majesty the Queen in Right of Alberta will enter into a joint venture agreement in accordance with the conditional letter agreement of September 14, 1973 (copy enclosed with your request) to be amended by the further letter agreement also enclosed with your request.

Based on the foregoing facts and documents, and provided that the final agreements are executed substantially in the form of the letter agreements referred to above, we make the following rulings:

.... 2

(a) In computing their taxable incomes, each of the Syncrude Participants will be able to directly claim capital cost allowances on its share of the cost of the approximately $800 million investment in depreciable assets and, for this purpose, the provisions of Subdivision j of Division B of the Income Tax Act of Canada do not apply.

(b) The proposed arrangements between the Syncrude Participants and also between the Syncrude Participants and Her Majesty the Queen in Right of Alberta will not be ones to which the Department of National Revenue would apply the provisions of Subdivision j of Division B of the Income Tax Act of Canada.

(c) Her Majesty's participating interest share in the net profits (as defined in the Agreements) and in the leased substances taken in substitution therefor, and in the proceeds of the disposition thereof of the Joint Venture will be considered as the income of Her Majesty as one of the Joint Venturers and will not be, or deemed to be, income, inventory or proceeds of disposition respectively of the Syncrude Participants.

(d) The events and transactions contemplated by the Syncrude conditional letter agreement dated September 14, 1973 except Clause 17, as amended by the draft letter agreement, do not constitute and will not be deemed to constitute a disposition of property within the meaning of Section 59 and without limiting the generality of the foregoing, no taxable income is created upon:-

(i) the execution and delivery of the draft letter agreement between the Syncrude Participants and Her Majesty the Queen in Right of Alberta; and

(ii) the termination of the joint venture provided for in Clauses 10 and 11 of the said draft letter agreement.

(e) The granting of the option to Her Majesty the Queen in Right of Alberta by Clause 17 of the conditional letter agreement of September 14, 1973 does not and will not be deemed to give rise to proceeds of disposition.

This ruling is given subject to the general qualifications set forth in Information Circular No. 70 - 6 dated September 14, 1970, issued by the Department of National Revenue, Taxation, and is binding as long as the decision is made to proceed with the project by December 31, 1973.

Yours very truly,

C.N. [signature]

Assistant Deputy Minister
(Legislation)

CANADA

Minister of Finance

Ministre des Finances

Ottawa, Ontario
K1A 0G5
December 5, 1973

Imperial Oil Limited
500 Sixth Avenue S.W.
CALGARY, Alberta T2P 0S1

Canada-Cities Service, Ltd.
1100, 550 - 6th Avenue S.W.
CALGARY, Alberta T2P 2M7

Atlantic Richfield Canada Ltd.
650 Guinness House
CALGARY, Alberta T2P 0Z6

Gulf Oil Canada Limited
707 - 7th Avenue S.W.
CALGARY, Alberta T2P 2H7

Dear Sirs:

I have reviewed the amended letter agreement between you and the province of Alberta and the ruling issued by my colleague, the Minister of National Revenue, indicating that the income of the province of Alberta derived from its joint venture interest in the said agreement shall be included solely in the income of the province of Alberta under the present federal income tax law.

With regard to the changes previously announced by the federal government relating to the taxation of mining income after 1976, I wish to confirm that in announcing those changes, it was not the intention of the government to treat the income of provincial governments derived from such joint ventures as income royalties or mining taxes.

Yours sincerely,

John N. Turner.

SCHEDULE "D"

TO THE OWNERSHIP AND MANAGEMENT AGREEMENT
DATED AS OF FEBRUARY 4, 1975 BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA,
ONTARIO ENERGY CORPORATION,
IMPERIAL OIL LIMITED,
CANADA-CITIES SERVICE, LTD.,
GULF OIL CANADA LIMITED, and
SYNCRUDE CANADA LTD.

ENERGY AND NATURAL
RESOURCES

Office of
the Minister

403/427-3740

319 Legislative Building
Edmonton, Alberta, Canada
T5K 2B6

October 22, 1975

The Honourable Alastair Gillespie,
Minister of Energy, Mines and Resources,
Government of Canada,
580 Booth Street,
Ottawa, Ontario, KIA 0E4.

Dear Mr. Gillespie:

Re: Production and Sale of Synthetic Crude Oil, Syncrude Project

Pursuant to Item 12 in the Memorandum of Agreement concerning the Syncrude Project, made in Winnipeg, Manitoba on February 3, 1975, the Government of Alberta agrees, insofar as its jurisdiction and authority permit, that it:

(1) shall consent to the sale of synthetic crude oil at international petroleum prices, adjusted for the normal costs of transporting the synthetic crude oil to the point of sale;

(2) will not apply prorationing or other volumetric limitations on the production and sale of synthetic crude oil from the Syncrude Project.

This assurance is given with the understanding that it shall apply only in circumstances whereby the sale and production of synthetic crude oil from the Syncrude Project are not restricted or affected in a material way by actions or policies of other governments or their departments or agencies, beyond the control of the Alberta Government.

Sincerely,

Don R. Getty
MINISTER

cc: All Syncrude Project Participants
Honourable L.D. Hyndman
Mr. Tom Vant, ENR
Mr. Tom Chambers, MLA

ENERGY AND NATURAL
RESOURCES

Office of
the Minister

403/427-3740

319 Legislative Building
Edmonton, Alberta, Canada
T5K 2B6

October 22, 1975

Mr. F.D. Aaring,
Vice President,
Gulf Oil Canada Limited,
P.O. Box 460, Station "A",
Toronto, Ontario, M5W 1E5.

Dear Mr. Aaring:

Re: Production and Sale of Synthetic
Crude Oil, Syncrude Project

Pursuant to item 12 in the Memorandum of Agreement concerning the Syncrude Project, made in Winnipeg, Manitoba on February 3, 1975, the Government of Alberta agrees, insofar as its jurisdiction and authority permit, that it:

(1) shall consent to the sale of synthetic crude oil at international petroleum prices, adjusted for the normal costs of transporting the synthetic crude oil to the point of sale;

(2) will not apply prorationing or other volumetric limitations on the production and sale of synthetic crude oil from the Syncrude Project.

This assurance is given with the understanding that it shall apply only in circumstances whereby the sale and production of synthetic crude oil from the Syncrude Project are not restricted or affected in a material way by actions or policies of other governments or their departments or agencies, beyond the control of the Alberta Government.

Sincerely,

Don R. Getty
MINISTER

cc: All Syncrude Project Participants
Honourable L.D. Hyndman
Mr. Tom Vant, ENR
Mr. Tom Chambers, MLA

ENERGY AND NATURAL
RESOURCES

Office of
the Minister

403/427-3740

319 Legislative Building
Edmonton, Alberta, Canada
T5K 2B6

October 22, 1975.

Mr. J.G. Livingstone,
Senior Vice President,
Imperial Oil Limited,
111 St. Clair Avenue West,
Toronto, Ontario, M5W 1K3.

Dear Mr. Livingstone:

Re: Production and Sale of Synthetic Crude Oil, Syncrude Project

Pursuant to item 12 in the Memorandum of Agreement concerning the Syncrude Project, made in Winnipeg, Manitoba on February 3, 1975, the Government of Alberta agrees, insofar as its jurisdiction and authority permit, that it:

(1) shall consent to the sale of synthetic crude oil at international petroleum prices, adjusted for the normal costs of transporting the synthetic crude oil to the point of sale;

(2) will not apply prorationing or other volumetric limitations on the production and sale of synthetic crude oil from the Syncrude Project.

This assurance is given with the understanding that it shall apply only in circumstances whereby the sale and production of synthetic crude oil from the Syncrude Project are not restricted or affected in a material way by actions or policies of other governments or their departments or agencies, beyond the control of the Alberta Government.

Sincerely,

Don R. Getty
MINISTER

cc: All Syncrude Project Participants
Honourable L.D. Hyndman
Mr. Tom Vant, ENR
Mr. Tom Chambers, M.L.A.

ENERGY AND NATURAL
RESOURCES

Office of
the Minister

403/427-3740

319 Legislative Building
Edmonton, Alberta, Canada
T5K 2B6

October 22, 1975

Mr. R.B. Galbreath,
Vice President,
Canada Cities Service, Ltd.,
P.O. Box 300,
Tulsa, Oklahoma, 74102.

Dear Mr. Galbreath:

Re: Production and Sale of Synthetic Crude Oil, Syncrude Project

Pursuant to item 12 in the Memorandum of Agreement concerning the Syncrude Project, made in Winnipeg, Manitoba on February 3, 1975, the Government of Alberta agrees, insofar as its jurisdiction and authority permit, that it:

(1) shall consent to the sale of synthetic crude oil at international petroleum prices, adjusted for the normal costs of transporting the synthetic crude oil to the point of sale;

(2) will not apply prorationing or other volumetric limitations on the production and sale of synthetic crude oil from the Syncrude Project.

This assurance is given with the understanding that it shall apply only in circumstances whereby the sale and production of synthetic crude oil from the Syncrude Project are not restricted or affected in a material way by actions or policies of other governments or their departments or agencies, beyond the control of the Alberta Government.

Sincerely,

Don R. Getty
MINISTER

cc: All Syncrude Project Participants
Honourable L.D. Hyndman
Mr. Tom Vant, ENR
Mr. Tom Chambers, M.L.A.

ENERGY AND NATURAL
RESOURCES

Office of
the Minister

403/427-3740

319 Legislative Building
Edmonton, Alberta, Canada
T5K 2B6

October 22, 1975

The Honourable Dennis R. Timbrell,
Minister of Energy,
Government of Ontario,
56 Wellesley Street West,
Toronto, Ontario, M7A 2B7.

Dear Mr. Timbrell:

Re: Production and Sale of Synthetic Crude Oil, Syncrude Project

Pursuant to item 12 in the Memorandum of Agreement concerning the Syncrude Project, made in Winnipeg, Manitoba on February 3, 1975, the Government of Alberta agrees, insofar as its jurisdiction and authority permit, that it:

(1) shall consent to the sale of synthetic crude oil at international petroleum prices, adjusted for the normal costs of transporting the synthetic crude oil to the point of sale;

(2) will not apply prorationing or other volumetric limitations on the production and sale of synthetic crude oil from the Syncrude Project.

This assurance is given with the understanding that it shall apply only in circumstances whereby the sale and production of synthetic crude oil from the Syncrude Project are not restricted or affected in a material way by actions or policies of other governments or their departments or agencies, beyond the control of the Alberta Government.

Sincerely,

Don R. Getty
MINISTER

cc: All Syncrude Project Participants
Honourable L.D. Hyndman
Mr. Tom Vant, ENR
Mr. Tom Chambers, MLA

SCHEDULE "E"

TO THE OWNERSHIP AND MANAGEMENT AGREEMENT
DATED AS OF FEBRUARY 4, 1975 BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
HER MAJESTY THE QUEEN IN RIGHT OF THE
PROVINCE OF ALBERTA,
ONTARIO ENERGY CORPORATION,
IMPERIAL OIL LIMITED,
CANADA-CITIES SERVICE, LTD.
GULF OIL CANADA LIMITED, and
SYNCRUDE CANADA LTD.

WINNIPEG AGREEMENT

SYNCRUDE PROJECT

MEMORANDUM OF AGREEMENT MADE IN WINNIPEG, MANITOBA,

ON MONDAY, FEBRUARY 3, 1975

1. Participation in Syncrude Project divided as follows:

	%s Fixed **	$MM Estimated ***
Imperial		
Canada Cities *		
Gulf Canada *		
Ontario		
Federal		
Alberta		
TOTAL		

Historic information concerning costs and participant interests has been redacted on the basis of confidentiality.

*

** to be reduced pro-rateably in the event of the exercise of the option granted by paragraph 17 of the letter agreement dated September 14, 1973, as amended, between the Province of Alberta and Imperial, Canada-Cities, Gulf Canada and ArCan.

*** costs after September 1, 1973.

2. Utilities Plant, etc. - the following will be the responsibility of the Province of Alberta, or its assignee:

(a) the utilities plant, as approved from time to time under The Hydro and Electric Energy Act; *

(b) the pipeline for transporting crude oil from the project; **

(c) financing of offsite accommodation for Syncrude Canada Ltd. employees; ***

(d) offsite roads;

(e)

* annual costs, including reasonable rate of return, to be a charge against the Project;

** pipeline tariff to be borne by owners of the crude who will sign throughput and deficiency agreements;

*** includes provision of conventional mortgages and interim financing during construction, if required. Funds required for housing subsidy program, including administration, shall be provided by Alberta, if required, but at the cost of the Project.

****

3.

Historic information concerning costs and participant interests has been redacted on the basis of confidentiality.

4. Federal, Alberta and Ontario Governments will receive interests in bituminous sands leases 17 and 22 equal to those Governments' equity participations in the Syncrude Project.

6.

Historic information concerning costs and participant interests has been redacted on the basis of confidentiality.

7.

8.

9.

10.

11.

Historic information concerning costs and participant interests has been redacted on the basis of confidentiality.

12.

13.

existing letter agreement dated September 14, 1973, as amended by the letter agreement dated December 13, 1973, between Alberta and the then participants in the Syncrude Project shall remain unaltered.

14. The six participants agree to consult forthwith to negotiate agreements to implement the foregoing.

IN WITNESS of this Winnipeg Agreement the six participants have signed this Memorandum.

GOVERNMENT OF CANADA

[signed]

IMPERIAL OIL LIMITED

[signed]

GOVERNMENT OF ALBERTA

[signed]

GULF OIL CANADA LIMITED

[signed]

GOVERNMENT OF ONTARIO

[signed]

CANADA-CITIES SERVICE, LTD.

[signed]

This agreement is hereby approved and ratified as a binding intergovernmental agreement of the Government of Alberta as evidenced by the signature of the Minister of Federal and Intergovernmental Affairs.

[signed]

Minister of Federal and Intergovernmental Affairs

AMENDMENT TO O & M AGREEMENT
(Amendment No. 3: Acquisition of Utilities Plant)

THIS AGREEMENT made as of the 1st day of January, 2001

BETWEEN:

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner,
AEC Oil Sands G.P. Ltd.,
a body corporate

- and -

AEC OIL SANDS LIMITED PARTNERSHIP,
a limited partnership, by its general partner,
AEC Oil Sands, L.P.,
a limited partnership

- and -

ATHABASCA OIL SANDS INVESTMENTS INC.,
a body corporate

- and -

CANADIAN OIL SANDS INVESTMENTS INC.,
a body corporate

- and -

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners,
Conoco Canada Resources Limited
and 729166 Alberta Inc.

- and -

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners,
Imperial Oil Resources Limited and
Imperial Oil Resources Ventures Limited,
bodies corporate

- and -

MOCAL ENERGY LIMITED,
a body corporate

- and -

MURPHY OIL COMPANY LTD.,
a body corporate

- and -

NEXEN INC.,
a body corporate

- and -

PETRO-CANADA OIL AND GAS,
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

- and -

SYNCRUDE CANADA LTD.,
a body corporate
(hereinafter called "**Syncrude**")

WHEREAS:

(a) the parties to this Agreement are the original parties to the *Syncrude Project Ownership and Management Agreement* dated as of February 4, 1975, (the "**O & M Agreement**") or are the successors or assigns of those original parties;

(b) the Utilities Plant was excluded from the definitions of "Facilities" and "Syncrude Project" under the O&M Agreement, because it was not owned by the Participants;

(c) the Participants purchased the Utilities Plant from TransAlta Energy Corporation ("TEC") effective January 1, 2001;

(d) the O & M Agreement was amended by agreements in writing dated as of March 10, 1982 and September 16, 1994;

(e) the parties wish to further amend the provisions of the O & M Agreement to remove the exclusion of the Utilities Plant from the definitions of "Facilities" and "Syncrude Project"; and

(f) the proposed amendments may require consequential amendments to certain other agreements relating to the Syncrude Project, which consequential amendments shall be dealt with by way of one or more separate agreements;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

PART I
GENERAL PROVISIONS

1.1 Defined Terms. Unless there is something in the subject matter or context inconsistent therewith, capitalized expressions not specifically defined herein shall have the same meaning ascribed to them in the O & M Agreement, as amended by past amendments.

1.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as an Alberta contract. In the event of any legal action among any of the parties in respect of this Agreement, such

parties acknowledge and agree that the Court of Queen's Bench of Alberta, or its successor, shall have exclusive jurisdiction of the matter and that each party will be subject to the jurisdiction of that Court.

1.3 **Enurement.** This Agreement shall enure to the benefit of and be binding on the parties and their respective successors and assigns.

1.4 **Execution in Counterparts.** This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all counterparts shall together constitute one and the same agreement.

1.5 **Further Acts.** The parties shall execute and deliver such further or additional documents or instruments and shall do such acts and things as may be reasonably required to give full effect to this Agreement and its purposes.

1.6 **References.** Where reference is made in this Agreement to a "clause", the reference is to a provision of the O&M Agreement unless the context indicates otherwise.

1.7 **Amendment of O & M Agreement.** The O & M Agreement, as amended by this Agreement and past amendments, is hereby ratified and confirmed and shall continue in full force and effect, as so amended. Without restricting the generality of the preceding sentence, it is agreed that any obligations, rights and remedies that as of the effective date of this Agreement have arisen and remain outstanding under the O & M Agreement shall continue in force without interruption, removal, impairment, abatement or prejudice, subject only to the amendments effected by this Agreement.

1.8 **Conformed Agreement.** For convenience of reference, a conformed version of the O & M Agreement may be prepared that incorporates the amendments effected by this Agreement and any past amendments and revisions to the O & M Agreement. However, in the event of a conflict between such conformed version and the O & M Agreement, as amended by this Agreement and past amendments, the latter shall prevail.

PART II

AMENDMENT OF O & M AGREEMENT

2.1 **Amendment.** The parties agree that the O&M Agreement shall be amended as provided in this Part II.

2.2 **"Facilities".** The words "the Utilities Plant" and the comma that immediately follows them, shall be removed from the definition of "Facilities" in clause 101(k).

2.3 **"Syncrude Project"** The words "the Utilities Plant" and the comma that immediately follows them, shall also be removed from the definition of "Syncrude Project" in clause 101(ii).

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

AEC OIL SANDS, L.P.,
a limited partnership, by its general partner,
AEC Oil Sands G.P. Ltd.,

[signed]

AEC OIL SANDS LIMITED PARTNERSHIP
a limited partnership, by its general partner,
AEC Oil Sands, L.P.,

[signed]

ATHABASCA OIL SANDS INVESTMENTS INC.

[signed]

CANADIAN OIL SANDS INVESTMENTS INC.

[signed]

CONOCO OILSANDS PARTNERSHIP,
a partnership, by its partners,
Conoco Canada Resources Limited
and 729166 Alberta Inc.

[signed]

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners,
Imperial Oil Resources Limited and
Imperial Oil Resources Ventures Limited,

[signed]

MOCAL ENERGY LIMITED

[signed]

MURPHY OIL COMPANY LTD.

[signed]

NEXEN INC.

[signed]

PETRO-CANADA OIL AND GAS
a partnership, by its partners,
Petro-Canada, 177293 Canada Ltd. and
676071 Alberta Ltd.

[signed]

SYNCRUDE CANADA LTD.

[signed]

AMENDMENT TO O & M AGREEMENT

AMENDMENT NO. 2: LEASE ACQUISITION

THIS AGREEMENT made as of the 16th day of September, 1994

BETWEEN:

ALBERTA ENERGY COMPANY LTD.,
a body corporate

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD.,
a body corporate

- and -

GULF CANADA RESOURCES LIMITED,
a body corporate

- and -

HBOG-OIL SANDS LIMITED PARTNERSHIP
a limited partnership,
by its general partner,
AEC Oil Sands Ltd.,
a body corporate

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA
as represented by
the Minister of Energy of Alberta

- and -

IMPERIAL OIL RESOURCES,
a limited partnership, by its general partners, Imperial Oil Resources Limited and Imperial Oil Resources Ventures Limited, bodies corporate

- and -

MOCAL ENERGY LIMITED,
a body corporate

- and -

MURPHY OIL COMPANY LTD.,
a body corporate

- and -

PANCANADIAN GAS PRODUCTS LTD.,
a body corporate

- and -

PETRO-CANADA,
a body corporate

\- and -

SYNCRUDE CANADA LTD.,
a body corporate
(hereinafter called "**Syncrude**")

WHEREAS:

(a) the parties to this Agreement are the original parties to the Syncrude Project Ownership and Management Agreement dated as of February 4, 1975, (the "**O & M Agreement**") or are the successors or assigns of those original parties;

(b) the O & M Agreement was amended by an agreement in writing dated as of the 10th day of March, 1982;

(c) the parties wish to further amend the provisions of the O & M Agreement to reflect the acquisition of additional oil sands leases; and

(d) the proposed amendments may require consequential amendments to certain other agreements relating to the Syncrude Project, which consequential amendments shall be dealt with by way of one or more separate agreements;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

PART I

GENERAL PROVISIONS

1.1 **Defined Terms.** Unless there is something in the subject matter or context inconsistent therewith, capitalized expressions not specifically defined herein shall have the same meaning ascribed to them in the O & M Agreement, as amended by this Agreement and past amendments.

1.2 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and shall be treated in all respects as an Alberta contract. In the event of any legal action among any of the parties in respect of this Agreement, such parties acknowledge and agree that the Court of Queen's Bench of Alberta, or its successor, shall have exclusive jurisdiction of the matter and that each party will be subject to the jurisdiction of that Court.

1.3 **Enurement.** This Agreement shall enure to the benefit of and be binding on the parties and their respective successors and assigns.

1.4 **Execution in Counterparts.** This Agreement may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original and all counterparts shall together constitute one and the same agreement.

1.5 **Further Acts.** The parties shall execute and deliver such further or additional documents or instruments and shall do such acts and things as may be reasonably required to give full effect to this Agreement and its purposes.

1.6 <u>Amendment of O & M Agreement.</u> The O & M Agreement, as amended by this Agreement and past amendments, is hereby ratified and confirmed and shall continue in full force and effect, as so amended. Without restricting the generality of the preceding sentence, it is agreed that any obligations, rights and remedies that as of the effective date of this Agreement have arisen and remain outstanding under the O & M Agreement shall continue in force without interruption, removal, impairment, abatement or prejudice, subject only to the amendments effected by this Agreement.

1.7 <u>Clarification.</u> For greater certainty, the parties hereby acknowledge and agree that provisions in the O & M Agreement dealing with approvals, authorizations, consents and other decisions of the Participants or Management Committee and in particular:

(a) approvals, authorizations or consents for the acquisition of any additional oil sands leases, other than Oil Sands Lease No. 7276030T12 and Oil Sands Lease No. 7280110T34;

(b) approvals, authorizations or consents for the ongoing development on Oil Sands Lease No. 7279120T17 and Oil Sands Lease No. 7280040T22; and

(c) unless otherwise agreed in writing by the Participants, the vote required for approval, authorization or consent for the initial commercial development on Oil Sands Lease No. 7276030T12 and Oil Sands Lease No. 7280110T34 or any additional oil sands leases,

shall remain unaffected by, and shall be interpreted without regard to, the amendments and provisions of this Agreement.

1.8 Conformed Agreement. For convenience of reference, a conformed version of the O & M Agreement may be prepared that incorporates the amendments effected by this Agreement and any past amendments and revisions to the O & M Agreement. However, in the event of a conflict between such conformed version and the O & M Agreement, as amended by this Agreement and past amendments, the latter shall prevail.

PART II

AMENDMENT AND CLARIFICATION OF SPECIFIC PROVISIONS OF O & M AGREEMENT

2.1 Clause 101. The definition of "Leases" in clause 101(q) is amended as follows:

"(q) "Leases" means the following Government of Alberta oil sands leases:

(i) Oil Sands Lease No. 7276030T12 (formerly Bituminous Sands Lease No. 12);

(ii) Oil Sands Lease No. 7279120T17 (formerly Bituminous Sands Lease No. 17);

(iii) Oil Sands Lease No. 7280040T22 (formerly Bituminous Sands Lease No. 22);

(iv) Oil Sands Lease No. 7280110T34 (formerly Bituminous Sands Lease No. 34);

(v) such other leases as may be acquired from time to time by the Participants for the purposes of the Syncrude Project; and

(vi) any lease that is issued in substitution for any of the foregoing;

as the same may be extended, renewed, changed or consolidated from time to time;"

2.2 Clause 502. The first part of clause 502 is amended as follows:

"502. This Agreement shall continue in full force and effect so long as the Leases or *any* of them continue in full force and effect; ..."

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ALBERTA ENERGY COMPANY LTD.

[signed]

CANADIAN OCCIDENTAL PETROLEUM LTD.

[signed]

GULF CANADA RESOURCES LIMITED

[signed]

HBOG-OIL SANDS LIMITED PARTNERSHIP
By its general partner,
AEC Oil Sands Ltd.

[signed]

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA
as represented by the Minister
of Energy of Alberta

[signed]

IMPERIAL OIL RESOURCES

[signed]

MOCAL ENERGY LIMITED

[signed]

MURPHY OIL COMPANY LTD.

[signed]

PANCANADIAN GAS PRODUCTS LTD.

[signed]

PETRO-CANADA

[signed]

SYNCRUDE CANADA LTD.

[signed]

BETWEEN:

ALBERTA ENERGY COMPANY LTD.

- and -

CANADIAN OCCIDENTAL PETROLEUM LTD.

- and -

GULF CANADA RESOURCES LIMITED

- and -

HBOG-OIL SANDS LIMITED PARTNERSHIP

- and -

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA

- and -

IMPERIAL OIL RESOURCES

- and -

MOCAL ENERGY LIMITED

- and -

MURPHY OIL COMPANY LTD.

- and -

PANCANADIAN GAS PRODUCTS LTD.

- and -

PETRO-CANADA

- and -

SYNCRUDE CANADA LTD.

AMENDMENT TO O & M AGREEMENT

THIS AGREEMENT MADE AS OF THE 10TH DAY OF MARCH, 1982.

AMONG:

HER MAJESTY THE QUEEN in right of the Province of Alberta as represented by the Minister of Energy and Natural Resources ("Alberta Equity")

OF THE FIRST PART

\- and -

ESSO RESOURCES CANADA LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta ("Esso")

OF THE SECOND PART

\- and -

GULF CANADA RESOURCES INC., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta ("Gulf")

OF THE THIRD PART

\- and -

CANADA-CITIES SERVICE, LTD., a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta ("Canada-Cities")

OF THE FOURTH PART

\- and -

ALBERTA ENERGY COMPANY LTD., a body corporate, incorporated under the laws of the Province of Alberta and having its head office at the City of Edmonton, in the Province of Alberta ("AEC")

OF THE FIFTH PART

\- and -

PANCANADIAN PETROLEUM LIMITED, a body corporate, incorporated under the laws of Canada and having its head office at the City of Calgary, in the Province of Alberta ("PanCanadian")

OF THE SIXTH PART

- and -

HBOG-OIL SANDS LIMITED PARTNERSHIP, a limited partnership formed under the laws of Alberta and having an office at the City of Calgary, in the Province of Alberta by its General Partners 114019 Canada Inc. and Hudson's Bay Oil and Gas Company Limited ("HBOG Partnership")

OF THE SEVENTH PART

- and -

PETRO-CANADA VENTURES, a partnership of Petro-Canada Inc., and Petro-Canada Petroleum Inc., formed under the laws of Alberta and having an office at the City of Calgary, in the Province of Alberta ("Ventures")

OF THE EIGHTH PART

- and -

SYNCRUDE CANADA LTD., a body corporate, incorporated under the laws of Alberta and having its head office at the City of Edmonton, in the Province of Alberta ("Syncrude")

OF THE NINTH PART

WHEREAS there is an agreement entitled Ownership and Management Agreement dated as of February 4, 1975, to which Alberta Equity, Esso, Gulf, Canada-Cities, AEC, PanCanadian, Hudson's Bay Oil and Gas Company Limited, Petro-Canada Exploration Inc., Petro-Canada Enterprises Inc. and Syncrude are Parties (hereinafter referred to as the Ownership and Management Agreement);

AND WHEREAS Article 1302 of the Ownership and Management Agreement requires as a condition precedent that a New Participant acquiring the whole or any portion of the

Participating Interest of a Selling Participant execute and deliver a notice of its undertaking and agreement to be bound by and observe and perform all of the duties, liabilities and obligations on the part of the Selling Participant;

AND WHEREAS Article 1303 of the Ownership and Management Agreement requires that "except for the sale provided in the Alberta Energy Option Agreement and except for the sale, transfer or assignment of the whole of the Participating Interest of Ontario, no sale, transfer or assignment of a portion of a Participating Interest of a Participant shall be made if either the portion of the Participating Interest of the Participant to be sold, transferred or assigned or the portion thereof to be retained is less than a Five Percent (5%) Participating Interest";

AND WHEREAS "Affiliate" is defined in the Ownership and Management Agreement as "any Person directly or indirectly controlling, controlled by or under common control with any Party hereto. For the purposes of this definition 'control' (including 'controlling', 'controlled by' and 'under common control with') means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise";

AND WHEREAS "Participant" is defined in the Ownership and Management Agreement as "a Party other than Syncrude";

AND WHEREAS pursuant to the R & T Technology Assignment & Conveyance Agreement made as of the 21st day of October, A.D. 1981, the then parties to the Ownership and Management Agreement agreed that R & T Technology be and be deemed to be Syncrude Technology for all purposes of the Ownership and Management Agreement;

AND WHEREAS the Parties to the Ownership and Management Agreement wish to amend certain provisions of such agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and of the covenants and agreements herein contained, the Parties do hereby covenant and agree each with the other as follows:

1. Definitions.

For the purposes of this Agreement and the Ownership and Management Agreement as amended by this Agreement, the following words have been re-defined:

(a) "Affiliate" means any Person directly or indirectly controlling, controlled by or under common control with any Party hereto. For the purposes of this definition "control" (including "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the

power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise. No Person shall be an Affiliate solely by reason of its status as a partner of a partnership, a general or limited partner of a limited partnership nor as a member of an association;

(b) "Participant" means a Party, other than Syncrude, provided that it is deemed, in the case of a partnership, limited partnership or association, to mean such partnership, limited partnership or association considered as a single entity and shall not include the respective individual partners, general or limited partners, or members thereof;

(c) "Party" means a party to this Agreement and its successors and assigns, provided that no partner, limited partner or member of an association shall be a Party solely by reason of its status as a partner of a partnership, a general or limited partner of a limited partnership, nor as a member of an association.

(d) "Syncrude Technology" means Syncrude Technology as that term is defined in the Ownership and

Management Agreement as amended by the R & T Technology Assignment & Conveyance Agreement made as of the 21st day of October, A.D. 1981.

Each term utilized and not specifically defined in this Agreement shall have the meaning set forth in Article 1 of the Ownership and Management Agreement.

2. That the notice and undertaking referred to in Clause 1302 of the Ownership and Management Agreement must be executed and delivered by each Person acquiring a Participating Interest. Where the Person acquiring a Participating Interest is a partnership, limited partnership or an association, the notice and undertaking in the form set out in Schedule "A" attached hereto must be executed and delivered: (a) in the case of a general partnership, by each partner; (b) in the case of a limited partnership, by each general partner with the consent, approval and authority of the limited partners endorsed thereon; and (c) in the case of an association, by each member of the association.

3. That in the case of a partnership, limited partnership or association which acquires a Participating Interest, the notice and undertaking required under Clause 1302 of the Ownership and Management Agreement shall designate one (1) member of the partnership, limited partnership or association as the representative to act on behalf of and

bind (i) the partnership, limited partnership or association and (ii) each and every respective partner, general or limited partner, or member of the association for all purposes with respect to the Ownership and Management Agreement and representation (and alternate representation) on Syncrude committees including the Management Committee; and the Participants may rely on such designation and deal solely with that designated member.

4. That in the case of a Participant which is a partnership, limited partnership or association it shall, for the purposes of the Ownership and Management Agreement, be considered as a single entity and it shall not deal with its interest in the Syncrude Project, Syncrude Technology, Syncrude Project Agreements, Ownership and Management Agreement, Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward other than as a single entity and, without limiting the generality of the foregoing, no sale, transfer or assignment of the interest in the Syncrude Project, Syncrude Technology, Syncrude Project Agreements, Ownership and Management Agreement, Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward of a partnership, limited partnership or association shall be made if either the interest in the Syncrude Project, Syncrude Technology, Syncrude Project Agreements, Ownership and Management Agreement, Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward of the partnership, limited partnership or association to be sold, transferred

or assigned or to be retained is less than a 5% interest in the Syncrude Project, Syncrude Technology, Syncrude Project Agreements, Ownership and Management Agreement, Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward; provided that nothing herein shall prevent a partner, general or limited partner or member of an association from disposing of its interest in a partnership, limited partnership, or association so long as such disposition does not constitute a disposition of any of the Participating Interest of the partnership, limited partnership, or association.

5. For the purposes of the Ownership and Management Agreement, this Agreement shall be conclusively deemed to be a Syncrude Project Agreement;

6. This Agreement shall enure to the benefit of and be binding upon each of the parties and its successors and assigns.

7. Execution of this Agreement does not relieve any Selling Participant from its obligations and liabilities under the Ownership and Management Agreement.

IN WITNESS WHEREOF the Parties hereunto have executed this Agreement on the day and year first above set forth.

HER MAJESTY THE QUEEN in right of the Province of Alberta

[signed]

Approved by:

[signed]

Minister of Federal and Intergovernmental Affairs

ESSO RESOURCES CANADA LIMITED

[signed]

GULF CANADA RESOURCES INC.

[signed]

CANADA-CITIES SERVICE, LTD.

[signed]

ALBERTA ENERGY COMPANY LTD.

[signed]

PANCANADIAN PETROLEUM LIMITED

[signed]

HBOG-OIL SANDS LIMITED PARTNERSHIP
(by its General Partners:
(
(HUDSON'S BAY OIL AND GAS
(COMPANY LIMITED
(

[signed]

(Secretary
(114019 CANADA INC.

[signed]

PETRO-CANADA VENTURES
(by its partners:
(
(
(PETRO-CANADA INC.

[signed]

(PETRO-CANADA PETROLEUM INC.

[signed]

ASSISTANT SECRETARY
SYNCRUDE CANADA LTD.

[signed]

The undersigned, being the general partners or the limited partners of the HBOG-Oil Sands Limited Partnership, hereby confirm that Hudson's Bay Oil and Gas Company Limited and 114019 Canada Inc. are empowered and authorized to enter into this Agreement on behalf of the HBOG-Oil Sands Limited Partnership and each partner or limited partner thereof and that Hudson's Bay Oil and Gas Company Limited is empowered and authorized to carry out the duties and obligations of the HBOG-Oil Sands Limited Partnership on behalf of such partnership and each partner or limited partner thereof.

TCPL RESOURCES LTD.

[signed]

DOME CANADA LTD.

[signed]

HUDSON'S BAY OIL AND GAS
COMPANY LIMITED

[signed]

114019 CANADA INC.

[signed]

SCHEDULE "A"

NOTICE AND UNDERTAKING

WHEREAS ______________________________ ("New Participant")

AND WHEREAS ____.

("Selling Participant")

AND WHEREAS Article 1302 of the Syncrude Project Ownership and Management Agreement requires as a condition precedent that a New Participant acquiring the whole or any portion of the Participating Interest of a Selling Participant execute and deliver a Notice of its undertaking and agreement to be bound by and observe and perform all of the duties, liabilities and obligations on the part of the Selling Participant;

NOW THEREFORE TAKE NOTICE THAT:

1. A _______% Participating Interest has been transferred to the New Participant by the Selling Participant effective the ______day of ____________19____.

2. (a) The Participating Interest and Share of the Selling Participant immediately prior to the ______day of ______________19_____were the following undivided percentages:

(b) The Participating Interest and Share of the Selling Participant and the New Participant as of the ______day of ________________19_____ are the following undivided percentages:

Selling Participant ______________%

New Participant ______________%

3. The New Participant does hereby undertake and agree, pursuant to Article 1302 of the Ownership and Management Agreement, in favour of the Parties thereto to be bound by,

observe and perform all of the duties, liabilities and obligations on the part of the Selling Participant;

(a) set forth in the Ownership and Management Agreement to the extent of the Participating Interest sold, assigned or transferred to the New Participant as if it were a party to such Agreement, and

(b) set forth in the Principal Project Agreements and all other agreements and contracts then in force and relating to the Syncrude Project, the Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward to which the Selling Participant is a party or is bound, to the extent only of the interest sold, assigned or transferred to the New Participant, to the same extent as if it were a party thereto.

4. That in the event the New Participant is a partnership, limited partnership or association, the New Participant does hereby agree, that for the purposes of the Ownership and Management Agreement it shall be considered as a single entity and shall not deal with its interest in the Syncrude Project, Syncrude Technology, Syncrude Project Agreements, Utilities Plant, the Synthetic Crude Pipeline, Syncrude and Northward other than as a single entity and, without limiting the generality of the foregoing, no sale, transfer or assignment of its Participating Interest shall be made if either the Participating Interest to be sold, transferred or assigned or the Participating Interest acquired by the New Participant is less than a five (5%) percent Participating Interest provided that nothing herein shall

prevent a partner or member of an association from disposing of its interest in the partnership, limited partnership, or association so long as such disposition does not constitute a disposition of a Participating Interest.

5. ___________________ is hereby appointed and designated by the undersigned as the sole and exclusive representative of the undersigned, to act on behalf of and bind the undersigned for all purposes with respect to the Syncrude Project, the Syncrude Project Agreements, Syncrude Technology, the Utilities Plant, the Synthetic Crude Pipeline, Syncrude, Northward and all agreements or commitments related to the Syncrude Project.

IN WITNESS WHEREOF the New Participant has executed this Notice and Undertaking as of the ______ day of ____________ 19____.

NEW PARTICIPANT

____

____

CONSENT

The undersigned being the limited partners of the New Participant hereby confirm that ________________ is empowered and authorized to enter into this Notice and Undertaking and that ________________ is empowered and authorized to carry out the duties, obligations and liabilities with respect to the Syncrude Project on behalf of such New Participant and each limited partner thereof:

LIMITED PARTNERS

____

____

____

____

____

____

END